As filed with the United States Securities and Exchange Commission on June 14, 2019

Registration No. 333-229616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

AMENDMENT NO. 3
TO
FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

_________________________

THUNDER BRIDGE ACQUISITION, LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands*	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066
Telephone: (202) 431-0507

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

_________________________

Gary A. Simanson
President and Chief Executive Officer
Thunder Bridge Acquisition, Ltd.
9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066
(202) 431-0507

(Name, address, including zip code and telephone number, including area code, of agent for service)

_________________________

Copies to:

Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Tamar Donikyan, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300	Maripat Alpuche, Esq. Roxane F. Reardon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Tyler Dempsey, Esq. Troutman Sanders LLP 600 Peachtree Street, NE Suite 3000 Atlanta, Georgia 30308 (404) 885-3000

_________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated ☒	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock(1)(2)(3)	25,800,000	$10.05	(4)	$259,290,000.00	$31,425.95
Redeemable warrants(1)(2)(5)(6)	25,800,000	—		—	—
Class A common stock issuable upon exercise of the redeemable warrants(1)(2(7)	6,450,000	$10.05		$64,822,500.00	$7,856.49
Total				$324,112,500.00	$39,282.44	(8)

____________

(1)      Simultaneously with the completion of the Business Combination described herein, the registrant, a Cayman Islands exempted company, intends to effect a deregistration under Section 206 of the Cayman Islands Companies Law (2018 Revision) and a domestication under Section 388 of the Delaware General Corporation Law (the “Domestication”), pursuant to which the registrant’s jurisdiction of incorporation will be transferred by way of continuation from the Cayman Islands to the State of Delaware and the name of the registrant will be changed to “Repay Holdings Corporation.”

(2)      Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(3)      Represents the number of Class A ordinary shares (including Class A ordinary shares included in units) issued by the registrant in its initial public offering registered on Form S-1 (SEC File Nos. 333- 224581 and 333- 225711), which, as a result of the Domestication, will automatically be converted by operation of law into shares of Class A common stock.

(4)      Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares on The Nasdaq Capital Market on February 7, 2019 in accordance with Rule 457(f)(1) and Rule 457(f)(3).

(5)      Represents the number of redeemable warrants issued by the registrant in its initial public offering registered on Form S-1 (SEC File Nos. 333- 224581 and 333- 225711) (including redeemable warrants included in units), which, as a result of the Domestication, will become warrants to acquire the same number of shares of the Company at the same price and on the same terms after giving effect to the Warrant Amendment (as defined below).

(6)      Upon effectiveness of the Domestication, simultaneously with the completion of the Business Combination, each warrant to acquire one ordinary share of Thunder Bridge Acquisition, Ltd. will become a warrant to acquire one-quarter of one share of the Company at one-quarter of the price (the same price per whole share) and on the same terms (the “Warrant Amendment”). No registration fee is required pursuant to Rule 457(g) under the Securities Act.

(7)      Represents the number of shares of Class A common stock issuable upon exercise of warrants subsequent to the completion of the Business Combination. Each warrant will entitle the warrant holder to purchase one-quarter of one share of Class A common stock at a price of $2.875 per quarter share ($11.50 per whole share), subject to adjustment.

(8)      Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

As used in this Registration Statement, the term “Registrant” refers to the Registrant (a Cayman Islands exempted company) prior to the Domestication and to the Company (a Delaware corporation) following the Domestication.

The information in this proxy statement/prospectus is not complete and may be changed. Thunder Bridge Acquisition, Ltd. may not issue the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED June 14, 2019

To the Shareholders and Warrant Holders of Thunder Bridge Acquisition, Ltd.:

On behalf of the board of directors of Thunder Bridge Acquisition, Ltd. (“Thunder Bridge”), we are pleased to enclose the proxy statement/prospectus relating to the proposed merger of a wholly owned subsidiary of Thunder Bridge with and into Hawk Parent Holdings LLC (“Repay”, and such transaction, the “Business Combination”), pursuant to a Second Amended and Restated Agreement and Plan of Merger dated effective as of January 21, 2019 (as may be further amended or supplemented from time to time, the “Merger Agreement”) among Thunder Bridge, Repay and certain other parties. It is proposed that, simultaneously with the effectiveness of the Business Combination (the “Closing”), Thunder Bridge will domesticate from a Cayman Islands exempted company to a Delaware corporation (the “Domestication”) and will change its name to “Repay Holdings Corporation.” Repay Holdings Corporation and Thunder Bridge, following the Domestication and the Business Combination, are both referred to herein as the “Company.”

In connection with the Domestication, the Business Combination and the other matters described herein, you are cordially invited to attend the extraordinary general meeting of shareholders (the “Shareholders Meeting”) and/or the special meeting of public warrant holders (the “Warrant Holders Meeting”) of Thunder Bridge to be held at 10:00 a.m. Eastern Time and 9:30 a.m. Eastern Time, respectively, on             , 2019 at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. Only shareholders who held ordinary shares of Thunder Bridge at the close of business on May 24, 2019 will be entitled to vote at the Shareholders Meeting and at any adjournments and postponements thereof. Only warrant holders who held public warrants of Thunder Bridge (“Public Warrant Holders”) at the close of business on May 24, 2019 will be entitled to vote at the Warrant Holders Meeting and at any adjournments and postponements thereof.

Thunder Bridge is a blank check company incorporated on September 18, 2017 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Thunder Bridge’s units, ordinary shares and warrants are traded on the Nasdaq Stock Market (“Nasdaq”) under the symbols “TBRGU”, “TBRG” and “TBRGW”, respectively. On June 11, 2019, the closing sale prices of Thunder Bridge’s units, ordinary shares and warrants were $12.25, $10.43 and $1.73, respectively. At the closing of the Business Combination, the units will separate into their component shares of Class A common stock and warrants so that the units will no longer trade separately under “TBRGU.” Thunder Bridge has applied for the listing of the Class A common stock and warrants of the Company on Nasdaq following the completion of the Business Combination under the symbols “RPAY” and “RPAYW,” respectively.

Repay provides integrated payment processing solutions to industry-oriented markets in which merchants have specific transaction processing needs. Its proprietary, integrated payment technology platform reduces the complexity of the electronic payments process for merchants, while enhancing their consumers’ overall experience.

At the Shareholders Meeting, Thunder Bridge’s shareholders will be asked to vote on the following proposals, as more fully described in the accompanying proxy statement/prospectus: (i) the Domestication Proposal, (ii) the Business Combination Proposal, (iii) the 2019 Equity Incentive Plan Proposal, (iv) the Director Election Proposal, (v) the Articles Amendment Proposal, (vi) the Nasdaq Proposal, and (vii) the Shareholder Adjournment Proposal, if presented (collectively, the “Shareholder Proposals”).

At the Warrant Holders Meeting, Public Warrant Holders will be asked to vote on the following proposals, as more fully described in the accompanying proxy statement/prospectus: (i) the Warrant Amendment Proposal and (ii) the Warrant Holders Adjournment Proposal, if presented (collectively, the “Warrant Holder Proposals,” and together with the Shareholder Proposals, the “Proposals”).

Thunder Bridge’s board of directors unanimously determined that the Proposals are advisable, fair to and in the best interests of Thunder Bridge and its shareholders and Public Warrant Holders and unanimously recommends that Thunder Bridge’s shareholders and Public Warrant Holders vote “FOR” each of the Proposals to be presented to them.

The obligations of Thunder Bridge to complete the Business Combination are subject to a number of conditions set forth in the Merger Agreement and are summarized in the accompanying proxy statement/prospectus. More information about Thunder Bridge and Repay, the Shareholders Meeting, the Warrant Holders Meeting and the transactions contemplated by the Merger Agreement, is contained in the accompanying proxy statement/prospectus. You are encouraged to read the accompanying proxy statement/prospectus in its entirety, including the section entitled “Risk Factors” beginning on page 45.

Your vote is very important. As a condition to the completion of the Business Combination, an affirmative vote of holders of a majority of the voting power of the ordinary shares of Thunder Bridge entitled to vote on the Shareholder Proposals, who are present and vote at the Shareholders Meeting is required with respect to the Shareholder Proposals (other than (i) the Domestication Proposal and the Articles Amendment Proposal which requires the approval of the holders of at least two-thirds of the voting power of the outstanding ordinary shares entitled to vote on such proposal that are present and vote at the Shareholders Meeting and (ii) the election of directors pursuant to the Director Election Proposal, which requires each director to be approved by holders of not less than a majority of the Class B ordinary shares of Thunder Bridge that are present and vote at the Shareholders Meeting) and the affirmative vote of holders of at least 65% of the outstanding public warrants of Thunder Bridge is required with respect to the Warrant Amendment Proposal.

Thunder Bridge’s board of directors strongly supports the Business Combination and the other transactions contemplated by the Merger Agreement and recommends that you vote in favor of the Proposals presented for your approval.

Very truly yours,

Gary A. Simanson
President and Chief Executive Officer
Thunder Bridge Acquisition, Ltd.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated         , 2019 and is first being mailed to the shareholders and the Public Warrant Holders of Thunder Bridge Acquisition, Ltd. on or about         , 2019.

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of Thunder Bridge for the Shareholders Meeting and the Warrant Holders Meeting and the prospectus for the securities of the continuing Delaware corporation following the Domestication. This registration statement and the accompanying proxy statement/prospectus is available without charge to shareholders and Public Warrant Holders of Thunder Bridge upon written or oral request. This document and other filings by Thunder Bridge with the Securities and Exchange Commission may be obtained by either written or oral request to Gary A. Simanson, Thunder Bridge Acquisition, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066 or by telephone at (202) 431-0507.

The Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may obtain copies of the materials described above at the commission’s internet site at www.sec.gov.

In addition, if you have questions about the Proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Morrow Sodali LLC, the proxy solicitor for Thunder Bridge, toll-free at (800) 662-5200 or collect at (203) 658-9400. You will not be charged for any of the documents that you request.

See the section entitled “Where You Can Find More Information” of the accompanying proxy statement/prospectus for further information.

Information contained on the Repay website, or any other website, is expressly not incorporated by reference into this proxy statement/prospectus.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the applicable Shareholders Meeting or Warrant Holders Meeting, or no later than         , 2019.

THUNDER BRIDGE ACQUISITION, LTD.
9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON         , 2019

TO THE SHAREHOLDERS OF THUNDER BRIDGE ACQUISITION, LTD.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “Shareholders Meeting”) of Thunder Bridge Acquisition, Ltd., a Cayman Islands exempted company (“Thunder Bridge”), will be held at 10:00 a.m. Eastern Time, on         , 2019 at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. You are cordially invited to attend the Shareholders Meeting, which will be held for the following purposes:

(1)    The Domestication Proposal — To consider and vote upon a proposal to change the corporate structure and domicile of Thunder Bridge by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware (the “Domestication”). The Domestication will be effected simultaneously with the Business Combination (as defined below) by Thunder Bridge filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, Thunder Bridge will become a Delaware corporation and will change its corporate name to “Repay Holdings Corporation” (Repay Holdings Corporation and Thunder Bridge following the Domestication and the Business Combination, the “Company”) and all outstanding securities of Thunder Bridge will convert to outstanding securities of the Company, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.” The form of the proposed Delaware Certificate of Incorporation of the Company to become effective upon the Domestication, is attached to the accompanying proxy statement/prospectus as Annex A.

(2)    The Business Combination Proposal — To consider and vote upon a proposal to approve the Second Amended and Restated Agreement and Plan of Merger dated effective as of January 21, 2019 (as amended or supplemented from time to time, the “Merger Agreement”) by and among Thunder Bridge, TB Acquisition Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thunder Bridge (“Merger Sub”), Hawk Parent Holdings LLC, a Delaware limited liability company (“Repay”) and, solely in its capacity as the Repay securityholder representative thereunder, CC Payment Holdings, L.L.C., a Delaware limited liability company (the “Repay Securityholder Representative”), and the transactions contemplated by the Merger Agreement, including the issuance of the merger consideration thereunder (collectively, the “Business Combination”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Repay (the “Merger”), with Repay continuing as the surviving entity of the Merger and becoming a subsidiary of the Company as described in more detail in the attached proxy statement/prospectus. We refer to this proposal as the “Business Combination Proposal.” A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex B.

(3)    The 2019 Equity Incentive Plan Proposal — To consider and vote upon the approval of the 2019 Equity Incentive Plan. We refer to this as the “2019 Equity Incentive Plan Proposal.” A copy of the 2019 Equity Incentive Plan is attached to the accompanying proxy statement/prospectus as Annex C.

(4)    The Director Election Proposal — To consider and vote upon a proposal to elect nine directors to serve staggered terms on the Company’s board of directors until the 2020, 2021 and 2022 annual meeting of stockholders, respectively and until their respective successors are duly elected and qualified. We refer to this as the “Director Election Proposal.”

(5)    The Articles Amendment Proposal — To consider and vote upon a proposal to amend the Articles in the Memorandum and Articles of Association so that the prohibition on Thunder Bridge’s having net tangible assets of less than $5,000,001 upon the completion of a business combination is revised to apply immediately prior to the completion of a business combination and measures only the net tangible assets of Thunder Bridge, without regard to the assets or liabilities of the target company of such business combination and its subsidiaries, so that Thunder Bridge may have more flexibility in effecting the Business Combination. We refer to this as the “Articles Amendment Proposal.” The full text of the resolutions to amend the Memorandum and Articles of Association is attached to the accompanying proxy statement/prospectus as Annex F.

(6)    The Nasdaq Proposal — To consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of 13.5 million Class A ordinary shares in the PIPE Financing (as defined in the accompanying proxy statement/prospectus), in connection with the completion of the Business Combination. We refer to this as the “Nasdaq Proposal.”

(7)    The Shareholder Adjournment Proposal — To consider and vote upon a proposal to adjourn the Shareholders Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve one or more proposals at the Shareholders Meeting. We refer to this proposal as the “Shareholder Adjournment Proposal” and, together with the Domestication Proposal, the Business Combination Proposal, the 2019 Equity Incentive Plan Proposal, the Director Election Proposal, the Articles Amendment Proposal and the Nasdaq Proposal as the “Shareholder Proposals.”

These Shareholder Proposals are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of ordinary shares of Thunder Bridge at the close of business on May 24, 2019 (the “Record Date”) are entitled to notice of the Shareholders Meeting and to vote and have their votes counted at the Shareholders Meeting and any adjournments or postponements of the Shareholders Meeting.

Thunder Bridge is also holding a special meeting (the “Warrant Holders Meeting”) of holders of warrants issued in its initial public offering (the “Public Warrants”) its Public Warrant Holders to consider and vote upon (a) a proposal to approve and consent to the amendment of the terms of the warrant agreement governing Thunder Bridge’s outstanding warrants to provide that, immediately prior to the consummation of the Business Combination, (i) each of Thunder Bridge’s outstanding warrants, which currently entitle the holder thereof to purchase one Class A ordinary share of Thunder Bridge at an exercise price of $11.50 per share, will become exerciseable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share), (ii) each holder of a warrant will receive, for each such warrant, a cash payment of $1.50 (although the holders of the Private Placement Warrants have waived their rights to receive such payment) and (iii) each Private Placement Warrant will become redeemable and exercisable on the same basis as the Public Warrants (the “Warrant Amendment Proposal”); and (b) a proposal to adjourn the meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve the Warrant Amendment Proposal. The Business Combination will not be consummated unless the Warrant Amendment Proposal is approved by holders of at least 65% of the outstanding Public Warrants, even if the Business Combination Proposal is approved by Thunder Bridge’s shareholders.

After careful consideration, Thunder Bridge’s board of directors has determined that the Shareholder Proposals are fair to and in the best interests of Thunder Bridge and its shareholders and unanimously recommends that the holders of Thunder Bridge’s ordinary shares entitled to vote on the Shareholder Proposals, vote or give instruction to vote “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the 2019 Equity Incentive Plan Proposal, “FOR” the election of each of the director nominees pursuant to the Director Election Proposal, “FOR” the Articles Amendment Proposal, “FOR” the Nasdaq Proposal and “FOR” the Shareholder Adjournment Proposal, if presented.

The existence of any financial and personal interests of one or more of Thunder Bridge’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Thunder Bridge and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Shareholder Proposals. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of Thunder Bridge’s Directors and Officers and Others in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of this.

Each of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Articles Amendment Proposal, the Nasdaq Proposal and the Warrant Amendment Proposal is interdependent upon the others and must be approved in order for Thunder Bridge to complete the Business Combination contemplated by the Merger Agreement. The Business Combination Proposal, the 2019 Equity Incentive Plan Proposal, the Nasdaq Proposal and the Shareholder Adjournment Proposal must be approved by the holders of a majority of the ordinary shares of Thunder Bridge that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Articles Amendment Proposal must be approved by a special resolution, being the approval of the holders of at least two-thirds of the ordinary shares of Thunder Bridge as of the record date that are present and vote at the Shareholders Meeting. The election of directors pursuant to the Director Election Proposal must be approved by an ordinary resolution of the holders of the Class B ordinary shares of Thunder Bridge, being the approval of the holders of not less than a majority of such shares as of the record date that are present and vote at the Shareholders Meeting.

All shareholders of Thunder Bridge are cordially invited to attend the Shareholders Meeting in person. To ensure your representation at the Shareholders Meeting, however, you are urged to mark, sign and date the enclosed proxy card and return it as soon as possible in the pre-addressed postage paid envelope provided. If you are a shareholder of record of Thunder Bridge ordinary shares, you may also cast your vote in person at the Shareholders Meeting. If your shares are held in an account at a brokerage firm or bank, or by a nominee, you must instruct your broker, bank or nominee on how to vote your shares or, if you wish to attend the Shareholders Meeting and vote in person, obtain a proxy from your broker, bank or nominee. If any of the Domestication Proposal, Business Combination Proposal, Director Election Proposal, Articles Amendment Proposal or Nasdaq Proposal fails to receive the required approval by the shareholders of Thunder Bridge at the Shareholders Meeting, or if the Warrant Amendment Proposal fails to receive the required approval by the holders of the Public Warrants at the Warrant Holders Meeting, the Business Combination will not be completed.

Whether or not you plan to attend the Shareholders Meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors” in the accompanying proxy statement/prospectus.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Shareholders Meeting or not, please mark, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Gary A. Simanson
Chief Executive Officer and President
, 2019

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE SHAREHOLDER PROPOSALS. YOU MAY EXERCISE YOUR RIGHTS TO DEMAND THAT THUNDER BRIDGE REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT WHETHER YOU VOTE FOR OR AGAINST THE SHAREHOLDER PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST TENDER YOUR SHARES TO THUNDER BRIDGE’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE SHAREHOLDERS MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE SHAREHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “SHAREHOLDERS MEETING AND WARRANT HOLDERS MEETING — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

THUNDER BRIDGE ACQUISITION, LTD.
9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066

NOTICE OF SPECIAL MEETING OF PUBLIC WARRANT HOLDERS
TO BE HELD ON         , 2019

TO THE PUBLIC WARRANT HOLDERS OF THUNDER BRIDGE ACQUISITION, LTD.:

NOTICE IS HEREBY GIVEN that a special meeting of the holders (the “Warrant Holders Meeting”) of warrants issued in the initial public offering (the “Public Warrants”) of Thunder Bridge Acquisition, Ltd., a Cayman Islands exempted company (“Thunder Bridge”), will be held at 9:30 a.m. Eastern Time, on         , 2019 at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. You are cordially invited to attend the Warrant Holders Meeting, which will be held for the following purposes:

(1)     The Warrant Amendment Proposal — To consider and vote upon an amendment ( the “Warrant Amendment”) to the warrant agreement that governs all of Thunder Bridge’s outstanding warrants to provide that, immediately prior to the consummation of the Business Combination (as defined in the accompanying proxy statement/prospectus), (i) each of Thunder Bridge’s outstanding warrants, which currently entitle the holder thereof to purchase one Class A ordinary share at an exercise price of $11.50 per share, of Thunder Bridge will become exerciseable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share), (ii) each holder of a warrant will receive, for each such warrant, a cash payment of $1.50 (although the holders of the Private Placement Warrants (as defined in the accompanying proxy statement/prospectus) have waived their rights to receive such payment) and (iii) each Private Placement Warrant will become redeemable and exercisable on the same basis as the Public Warrants (the “Warrant Amendment Proposal“); and

(2)    The Warrant Holders Adjournment Proposal — To consider and vote upon a proposal to adjourn the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve the Warrant Amendment Proposal (the “Warrant Holders Adjournment Proposal” and, together with the Warrant Amendment Proposal, the “Warrant Holder Proposals”).

These Warrant Holder Proposals are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of the Public Warrants (“Public Warrant Holders”) at the close of business on May 24, 2019 (the “Record Date”) are entitled to notice of the Warrant Holders Meeting and to vote and have their votes counted at the Warrant Holders Meeting and any adjournments or postponements of the Warrant Holders Meeting.

After careful consideration, Thunder Bridge’s board of directors has determined that the Warrant Holder Proposals are fair to and in the best interests of Thunder Bridge and its Public Warrant Holders and unanimously recommends that the Public Warrant Holders vote or give instruction to vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, if presented.

The Warrant Amendment Proposal must be approved by the holders of at least 65% of the outstanding Public Warrants. The Warrant Holders Adjournment Proposal must be approved by the holders of a majority of the Public Warrants that are present and entitled to vote at the Warrant Holders Meeting. The Warrant Amendment Proposal will only become effective if the proposed merger of a wholly owned subsidiary of Thunder Bridge with and into Hawk Parent Holdings LLC (“Repay”, and such transaction, the “Business Combination”), pursuant to a Second Amended and Restated Agreement and Plan of Merger dated effective as of January 21, 2019 among Thunder Bridge, Repay and certain other parties, is completed. If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the Public Warrant Holders have approved the Warrant Amendment Proposal.

All Public Warrant Holders of Thunder Bridge are cordially invited to attend the Warrant Holders Meeting in person. To ensure representation at the Warrant Holders Meeting, however, all Public Warrant Holders are urged to mark, sign and date the enclosed proxy card and return it as soon as possible in the pre-addressed postage paid envelope provided. If you are a Public Warrant Holder of record, you may also cast your vote in person at the Warrant Holders Meeting. If your Public Warrants are held in an account at a brokerage firm or bank, or by a nominee, you must instruct your broker, bank or nominee on how to vote such warrants or, if you wish to attend the Warrant Holders Meeting and vote in person, obtain a proxy from your broker, bank or nominee. If the Warrant Amendment Proposal fails to receive the required approval by the Warrant Holders at the Warrant Holders Meeting, the Business Combination will not be completed.

Whether or not you plan to attend the Warrant Holders Meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors” in the accompanying proxy statement/prospectus.

Your vote is important regardless of the number of Public Warrants you own. Whether you plan to attend the Warrant Holders Meeting or not, please mark, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided. If your Public Warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the Public Warrants you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Chief Executive Officer and President
, 2019

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR PUBLIC WARRANTS WILL BE VOTED IN FAVOR OF EACH OF THE WARRANT HOLDER PROPOSALS.

i

FREQUENTLY USED TERMS

Definitions

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Thunder Bridge” refer to Thunder Bridge Acquisition, Ltd. (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and thereafter a corporation incorporated under the laws of the State of Delaware).

In this document:

“2019 Equity Incentive Plan” means the Repay Holdings Corporation 2019 Omnibus Incentive Plan, which will become effective following the Business Combination. A copy of the 2019 Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C.

“2019 Equity Incentive Plan Proposal” means the proposal to be considered at the Shareholders Meeting to approve the 2019 Equity Incentive Plan of the Company.

“Adjournment Proposal” means the proposal to be considered at the Shareholders Meeting to adjourn the Shareholders Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve one or more proposal at the Shareholders Meeting.

“Amended Operating Agreement” means the Amended and Restated Operating Agreement of Repay to be in place upon the completion of the Business Combination. A copy of the Amended Operating Agreement is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

“Articles Amendment Proposal” means the proposal to be considered at the Shareholders Meeting to approve an amendment to the Memorandum and Articles of Association. The full text of the resolutions to amend the Memorandum and Articles of Association is attached to this proxy statement/prospectus as Annex F.

“Business Combination” means the transactions contemplated by the Merger Agreement.

“Business Combination Proposal” means the proposal to be considered at the Shareholders Meeting to approve the Business Combination.

“Bylaws” mean the proposed bylaws of the Company to be in effect following the Business Combination, a form of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

“Cantor” means Cantor Fitzgerald & Co., the representative of the underwriters in the IPO.

“Certificate of Incorporation” means the proposed certificate of incorporation of the Company to be in effect following the Domestication and the Business Combination.

“Class A common stock” means the Class A common stock of the Company, par value $0.0001 per share.

“Class A ordinary shares” means the Class A ordinary shares of Thunder Bridge, par value $0.0001 per share.

“Class B ordinary shares” means the Class B ordinary shares of Thunder Bridge, par value $0.0001 per share.

“Class V common stock” means the Class V common stock of the Company, par value $0.0001 per share.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Law” refers to the Cayman Islands Companies Law (2018 Revision).

“Company” means Thunder Bridge as a Delaware corporation by way of continuation following the Domestication and the Business Combination. In connection with the Domestication and simultaneously with the Business Combination, Thunder Bridge will change its corporate name to “Repay Holdings Corporation.”

“Company Board” means the board of directors of the Company subsequent to the completion of the Business Combination.

“Company’s Shares” means, collectively, all shares of the Class A common stock and Class V common stock of the Company.

“Corsair” means CC Payment Holdings, L.L.C., a Delaware limited liability company, an entity controlled by Corsair Capital LLC and its affiliates.

“Debt Commitment Letter” means that certain commitment letter, dated as of January 21, 2019, from the Debt Commitment Parties to Merger Sub in connection with the Business Combination, including, without limitation, the exhibits thereto.

“Debt Commitment Parties” means SunTrust Bank and SunTrust Robinson Humphrey, Inc., as parties to the Debt Commitment Letter.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the terms of the Debt Financing Term Sheet.

“Debt Financing Term Sheet” means that certain term sheet negotiated among Merger Sub and SunTrust Bank and SunTrust Robinson Humphrey, in connection with the Business Combination, including, without limitation, the annexes thereto.

“DGCL” means the Delaware General Corporation Law, as amended.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Director Election Proposal” means the proposal to be considered at the Shareholders Meeting to elect nine directors to serve staggered terms on the Company Board until the 2020, 2021 and 2022 annual meeting of stockholders, respectively and until their respective successors are duly elected and qualified.

“Domestication” means the continuation of Thunder Bridge by way of domestication of Thunder Bridge into a Delaware corporation, with the ordinary shares of Thunder Bridge becoming shares of Class A common stock of the Delaware corporation under the applicable provisions of the Companies Law and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Certificate of Incorporation for the Company (as attached hereto at Annex A) consistent with the DGCL and changing the name and registered office of Thunder Bridge.

“Domestication Proposal” means the proposal to be considered at the Shareholders Meeting to approve the Domestication.

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agreement” means the Exchange Agreement to be entered into between the Company, Repay and the Repay Equity Holders upon the completion of the Business Combination. A copy of the Exchange Agreement is attached to this proxy statement/prospectus as Annex D.

“Founder Shares” means the 6,450,000 currently outstanding Class B ordinary shares of Thunder Bridge owned by the Sponsor.

“GAAP” means U.S. generally accepted accounting principles.

“Insider Letter Agreement” means Thunder Bridge’s letter agreement with its Sponsor, directors and officers, dated June 18, 2018, containing provisions relating to transfer restrictions of the Founder Shares and Private Placement Warrants, indemnification of the Trust Account, waiver of Redemption Rights and participation in liquidation distributions from the Trust Account.

“IPO” means Thunder Bridge’s initial public offering of its units, Class A ordinary shares and warrants pursuant to a registration statement on Form S-1 declared effective by the SEC on June 18, 2018 (SEC File No. 333-224581). On June 21, 2018, Thunder Bridge completed its initial public offering.

“Lock-up Agreement” means the Lock-up Agreement, dated May 9, 2019, by and among Thunder Bridge, the Sponsor, the Transfer Agent and certain of the PIPE Investors.

“Memorandum and Articles of Association” means Thunder Bridge’s current amended and restated Memorandum and Articles of Association, as may hereafter be amended.

“Merger” means the statutory merger of Merger Sub with and into Repay pursuant to the terms of the Merger Agreement and under the applicable provisions of the DLLCA, with Repay continuing as the surviving entity and becoming a subsidiary of the Company.

“Merger Agreement” means the Second Amended and Restated Agreement and Plan of Merger, dated effective as of January 21, 2019 by and among Thunder Bridge, Merger Sub, Hawk Parent Holdings LLC and, solely in its capacity as the Repay Securityholder Representative thereunder, CC Payment Holdings, L.L.C., a Delaware limited liability company, as it may be amended and supplemented from time to time. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B.

“Merger Sub” means TB Acquisition Merger Sub LLC, a Delaware limited liability company which is a wholly-owned subsidiary of Thunder Bridge.

“Nasdaq” means The Nasdaq Stock Market, LLC.

“Nasdaq Proposal” means the proposal to be considered at the Shareholders Meeting to approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of 13.5 million Class A ordinary shares pursuant to the Subscription Agreements in the PIPE Financing in connection with the completion of the Business Combination.

“PIPE Financing” means the expected issuance and sale of $135 million of Thunder Bridge’s Class A ordinary shares in a private placement to the PIPE Investors pursuant to the Subscription Agreements.

“PIPE Investors” means the accredited investors and qualified institutional buyers who entered into the Subscription Agreements with Thunder Bridge for the PIPE Financing.

“Post-Merger Repay Units” means units representing limited liability company interests of Repay as the surviving company following the Merger, which will be non-voting interests in Repay.

“Private Placement Warrants” means the 8,830,000 private placement warrants, each exercisable for one Class A ordinary share of Thunder Bridge at $11.50 per share, purchased by the Sponsor and Cantor for a purchase price of $8,830,000, or $1.00 per warrant.

“Proposals” means, collectively, the Shareholder Proposals and the Warrant Holder Proposals.

“Public Shareholders” means the holders of Thunder Bridge Class A ordinary shares that were sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Public Shares” means Thunder Bridge’s Class A ordinary shares sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Public Warrants” means Thunder Bridge’s warrants sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Public Warrant Holders” means the holders of the Public Warrants.

“Record Date” means May 24, 2019.

“Redemption” means the redemption of Public Shares for the Redemption Price.

“Redemption Price” means an amount equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account in accordance with the Memorandum and Articles of Association (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing). The Redemption Price will be calculated two days prior to the completion of the Business Combination in accordance with Thunder Bridge’s Memorandum and Articles of Association, as currently in effect.

“Redemption Rights” means the rights of the Thunder Bridge Public Shareholders to demand Redemption of their Public Shares into cash in accordance with the procedures set forth in the Memorandum and Articles of Association and this proxy statement/prospectus.

“Repay” means Hawk Parent Holdings LLC, a Delaware limited liability company.

“Repay Equity Holder” means a member of Repay prior to the Closing of the Merger.

“Repay Securityholder Representative” means Corsair, acting in its capacity as the representative of the securityholders of Repay as set forth in the Merger Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Shareholder Proposals” means, collectively, (i) the Domestication Proposal, (ii) the Business Combination Proposal, (iii) the 2019 Equity Incentive Plan Proposal, (iv) the Director Election Proposal, (v) the Articles Amendment Proposal, (vi) the Nasdaq Proposal and (vii) the Shareholder Adjournment Proposal, if presented.

“Shareholders Meeting” means the extraordinary general meeting of Thunder Bridge’s shareholders, to be held following the Warrant Holders Meeting at 10:00 a.m. Eastern Time on         , 2019 at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, and any adjournments or postponements thereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Thunder Bridge Acquisition, LLC, a Delaware limited liability company.

“Subscription Agreements” means the Subscription Agreements, dated May 9, 2019, entered into between Thunder Bridge and each of the PIPE Investors for the PIPE Financing.

“Subscription and Distribution Agreement” means the Subscription and Distribution Agreement to be entered into between the Company and Repay upon the completion of the Business Combination. The form of the Subscription and Distribution Agreement is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

“Target Companies” means Repay and its subsidiaries.

“Tax Receivable Agreement” means the Tax Receivable Agreement to be entered into between the Company and the Repay Equity Holders upon the completion of the Business Combination. A form of the Tax Receivable Agreement in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex E.

“Thunder Bridge” means Thunder Bridge Acquisition, Ltd. (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and after the Domestication will be a corporation incorporated under the laws of the State of Delaware and will be referred to as the Company).

“Thunder Bridge Board” means the board of directors of Thunder Bridge.

“Thunder Bridge Shares” means, collectively, the Class A ordinary shares and the Class B ordinary shares of Thunder Bridge.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the trust account of Thunder Bridge, which holds the net proceeds from the IPO and the sale of the Private Placement Warrants, together with interest earned thereon, less amounts released to pay taxes.

“Units” means the units sold in the IPO (including pursuant to the overallotment option) consisting of a Class A ordinary share of Thunder Bridge and a Warrant.

“Warrant Agreement” means the Warrant Agreement, dated June 18, 2018, between Thunder Bridge and the Transfer Agent, which governs Thunder Bridge’s outstanding warrants.

“Warrant Amendment” means the amendment of the Warrant Agreement governing Thunder Bridge’s outstanding warrants to provide that, immediately prior to the consummation of the Business Combination, (i) each of Thunder Bridge’s outstanding warrants, which currently entitle the holder thereof to purchase one Class A ordinary share of Thunder Bridge at an exercise price of $11.50 per share, will become exerciseable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share), (ii) each holder of a warrant will receive, for each such warrant, the Warrant Cash Payment and (iii) each Private Placement Warrant will become redeemable and exercisable on the same basis as the Public Warrants. The full text of the Warrant Amendment is attached to this proxy statement/prospectus as Annex G.

“Warrant Amendment Proposal” means the proposal to be considered at the Warrant Holders Meeting to approve and consent to amend the Warrant Amendment.

“Warrant Cash Payment” means the payment of $1.50 to be paid to the Public Warrant Holders for each Public Warrant they own pursuant to the Warrant Amendment (although the Warrant Amendment provides that the holders of the Private Placement Warrants are also entitled to receive such payment, such payment for the Private Placement Warrants has been waived by the holders thereof).

“Warrant Holders Adjournment Proposal” means the proposal to be considered at the Warrant Holders Meeting to adjourn the Warrant Holders Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve the Warrant Amendment Proposal.

“Warrant Holders Meeting” means the special meeting of the Public Warrant Holders, to be held prior to the Shareholders Meeting at 9:30 a.m. Eastern Time on         , 2019 at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, and any adjournments or postponements thereof.

“Warrant Holder Proposals” means, collectively, the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to the Company’s stockholders following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this proxy statement/prospectus):

1.      No Public Shareholders exercise their Redemption Rights in connection with the Closing of the Business Combination, and the balance of the Trust Account as of the Closing is the same as its balance on March 31, 2019 of $264,776,505. Please see the section entitled “Shareholders Meeting and Warrant Holders Meeting — Redemption Rights”.

2.      No Thunder Bridge warrant holders exercise any of the 25,800,000 Public Warrants or the 8,000,000 Private Placement Warrants (after giving effect to the Warrant Amendment) that will remain outstanding following the Business Combination.

3.      All Post-Merger Repay Units are exchanged for Class A common stock at such time (even if not yet permitted under the terms of the Exchange Agreement). Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Exchange Agreement”.

4.      The Sponsor forfeits 2,335,000 of its Class B ordinary shares and the Sponsor and Cantor forfeit 830,000 of their Private Placement Warrants at the Closing in accordance with the Sponsor Letter Agreement and the Cantor Forfeiture Agreement (as defined below), and, except with respect to the calculation of the number of shares calculated under the 2019 Equity Incentive Plan, the Sponsor forfeits the 2,965,000 shares of Class A common stock to be held in escrow in accordance with the Sponsor Letter Agreement. The calculations for the 2019 Equity Incentive Plan assume that the 2,965,000 shares held in escrow are outstanding and not forfeited for failing to vest. Thunder Bridge’s transaction expenses are $24,173,024, of which $20,173,024 will apply against the $21,750,000 Thunder Bridge expense cap under the Sponsor Letter Agreement, and none of the escrowed Sponsor shares of Class A common stock will be forfeited for Thunder Bridge transaction expenses being in excess of the expense cap. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Sponsor Letter Agreement”.

5.      No Earn-Out Units are issued, except with respect to the calculation of the number of shares calculated under the 2019 Equity Incentive Plan, which includes the Earn-Out Units. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — The Earn-Out”.

6.      The Debt Financing is consummated in accordance with its terms for $170,000,000. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Financing”.

7.      The PIPE Financing is consummated in accordance with its terms for $135 million, with Thunder Bridge issuing 13.5 million shares of Class A ordinary shares to the PIPE Investors. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Subscription Agreements; Lock-up Agreements”.

8.      The aggregate amount paid for the Warrant Cash Payment for all Public Warrant Holders is $38,700,000. Please see the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal”.

9.      The Company Balance Sheet Allocation is $50,000,000 and the resulting Cash Consideration is $334,497,338 (before deducting the amount for the Cash Escrow and the Repay Securityholder Representative Amount). Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Merger Consideration”.

10.    For the Closing Adjustment Items: (a) the expected Indebtedness of the Target Companies as of the Closing (assuming a June 30, 2019 Closing Date) is $93,300,000; (b) the unpaid transaction expenses of the Target Companies are $23,455,020 as of the Closing; (c) estimated Employee Payments of $6,501,123; (d) the net working capital of the Target Companies (excluding cash and cash equivalents, indebtedness, transaction expenses and Employee Payments and otherwise based on certain specified accounts) as of the Closing is equal to the target net working capital amount of $4,000,000, and there is no net working capital adjustment; and (e) the Target Companies have $13,000,000 in cash and cash equivalents as of immediately prior to the Effective Time. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Merger Consideration”.

11.    There are no post-Closing adjustments to the Closing Adjustment Items. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — The Escrow Units and Cash Escrow”.

12.     The Escrow Units are treated as if owned by the Repay Equity Holders, although they will be held in escrow and subject to return and cancellation by the Company. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — The Escrow Units and Cash Escrow”.

13     Other than the PIPE Financing, there are no other issuances of equity securities of Thunder Bridge prior to or in connection with the Closing, including any equity awards that may be issued under the proposed 2019 Equity Incentive Plan following the Business Combination, including 2,047,851 shares of restricted Class A common stock currently expected to be issued to certain members of the management of Repay or that may be issued to directors of the Company after the Closing as described under the section entitled “Shareholder Proposal 3: The 2019 Equity Incentive Plan Proposal” and the section entitled “Executive Compensation of Repay — Key Compensation Actions in 2019 — Equity Grants.”

Market and Industry Data

Information contained in this prospectus/proxy statement concerning the market and the industry in which Repay competes, including its market position, general expectations of market opportunity and market size, is based on information from various third-party sources, on assumptions made by Repay based on such sources and Repay’s knowledge of the markets for its services and solutions. In addition, Repay has commissioned an independent research report from Stax Inc. (“Stax”) for market and industry information to be used by Repay. Any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources, including the report from Stax, generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. The industry in which Repay operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this prospectus/proxy statement are subject to change based on various factors, including those described in the section entitled “Risk Factors — Risks Related to Repay’s Business” and elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business, and the timing and ability for Thunder Bridge and Repay to complete the Business Combination. Specifically, forward-looking statements may include statements relating to:

•        the benefits of the Business Combination;

•        the future financial performance of the Company following the Business Combination;

•        changes in the market for Repay’s services;

•        expansion plans and opportunities; and

•        other statements preceded by, followed by or that include the words “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Thunder Bridge and Repay managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Thunder Bridge, Repay and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing Thunder Bridge’s views as of any subsequent date. Thunder Bridge does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your shares or warrants on the Proposals. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against Repay or Thunder Bridge following announcement of the proposed Business Combination and transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of the Thunder Bridge shareholders or Public Warrant Holders, the inability to complete the PIPE Financing, the failure of Thunder Bridge to obtain the debt financing required by the Merger Agreement or otherwise retain sufficient cash in the Trust Account or find replacement cash to meet the requirements of the Merger Agreement or the failure to meet other conditions to closing in the Merger Agreement;

•        the inability to maintain the listing of the Class A common stock of the Company on Nasdaq following the Business Combination;

•        the risk that the proposed Business Combination disrupts current plans and operations;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the Company to grow and manage growth profitably;

•        costs related to the Business Combination;

•        changes in the payment processing market in which Repay competes, including with respect to its competitive landscape, technology evolution or changes in applicable laws or regulations;

•        changes in the vertical markets that Repay targets;

•        changes to Repay’s relationships within the payment ecosystem;

•        the inability to launch new Repay services and products or to profitably expand into new markets;

•        the inability to execute Repay’s growth strategies, including identifying and executing acquisitions;

•        the inability to develop and maintain effective internal controls;

•        the exposure to any liability, protracted and costly litigation or reputational damage relating to Repay’s data security;

•        the possibility that Repay or Thunder Bridge may be adversely affected by other economic, business, and/or competitive factors; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section entitled “Risk Factors.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the Shareholders Meeting, including the Business Combination Proposal, and the Warrant Holders Meeting, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 45. See also the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Thunder Bridge

Thunder Bridge was incorporated as a Cayman Islands exempted company on September 18, 2017 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, one or more businesses or entities. On September 20, 2017, the Founder Shares (an aggregate of 5,750,000 Class B ordinary shares) were sold to the Sponsor at a price of approximately $0.004 per share, for an aggregate price of $25,000. On June 18, 2018, Thunder Bridge effectuated a 1.125 for 1 dividend of its ordinary shares resulting in an aggregate of 6,468,750 Founder Shares issued and outstanding.

On June 21, 2018, Thunder Bridge completed its IPO of 22,500,000 units. Each unit consists of one Class A ordinary share and one warrant, with each warrant entitling the holder thereof to purchase one Class A ordinary share for $11.50 per share. The units were sold at a price of $10.00 per Unit, generating gross proceeds to Thunder Bridge of $225,000,000. Pursuant to an option granted to Cantor, the representative of the several underwriters in the IPO, on June 28, 2018, the underwriters partially exercised the option and purchased 3,300,000 units, generating gross proceeds of $33,000,000. As a result of the underwriters not exercising the over-allotment in full, 18,750 Founder Shares were forfeited, resulting in an aggregate of 6,450,000 Founder Shares issued and outstanding. In addition, Thunder Bridge completed the sale of the Private Placement Warrants (8,830,000 warrants at a price of $1.00 per warrant) in a private placement to the Sponsor and Cantor, generating gross proceeds of $8,830,000. A total of $260,580,000 of the net proceeds from the IPO and the Private Placement Warrants were deposited in the Trust Account established for the benefit of the Public Shareholders and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest except those certain amounts withdrawn in order to pay tax obligations. As of March 31, 2019, there was approximately $264.8 million held in the Trust Account.

Thunder Bridge’s principal executive offices are located at 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066 and its phone number is (202) 431-0507.

Merger Sub

Merger Sub is a Delaware limited liability company and wholly-owned subsidiary of Thunder Bridge formed on January 16, 2019. In the Merger, Merger Sub will merge with and into Repay with Repay being the surviving entity and becoming a wholly-owned subsidiary of the Company.

Merger Sub’s principal executive offices are located at 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066 and its phone number is (202) 431-0507.

Repay

Headquartered in Atlanta, Georgia, Repay’s legacy business was founded as M & A Ventures, LLC, a Georgia limited liability company (“M & A Ventures”), in 2006 by current executives John Morris and Shaler Alias. In 2013, as a result of its acquisition by certain investment funds affiliated with a private equity firm, M & A Ventures became a wholly-owned subsidiary of Repay Holdings, LLC, a Delaware limited liability company (“Repay Holdings”). Hawk Parent Holdings LLC, a Delaware limited liability company (referred to as Repay), was formed in 2016 in connection with the acquisition of a majority interest in Repay Holdings, LLC and its subsidiaries by investment funds sponsored by, or affiliated with, Corsair Capital LLC. Repay is a holding company with no operations of its own, and its business operations are conducted almost entirely through M & A Ventures and other subsidiaries of Repay Holdings.

Repay provides integrated payment processing solutions to industry-oriented markets in which merchants have specific transaction processing needs, which markets we refer to as “vertical markets” or “verticals.” Repay’s proprietary, integrated payment technology platform reduces the complexity of the electronic payments process for merchants, while enhancing their consumers’ overall experience. Repay charges its clients processing fees based on the volume of payment transactions processed and other transaction or service fees. Repay intends to continue to strategically target verticals where it believes its ability to tailor payment solutions to its clients’ needs, its deep knowledge of the vertical markets and the embedded nature of Repay’s integrated payment solutions will drive strong growth by attracting new clients and fostering long-term client relationships.

Repay’s principal executive offices are located at 3 West Paces Ferry Road, Suite 200, Atlanta, Georgia 30305 and its phone number is (404) 504-7474.

Repay Securityholder Representative

Corsair is acting as the Repay Securityholder Representative pursuant to the Merger Agreement. Corsair is a Delaware limited liability company formed on July 12, 2016, and is owned and managed by investment funds sponsored by Corsair Capital LLC. Corsair currently holds approximately 75% of the limited liability company membership interests in Repay.

The Repay Securityholder Representative’s principal executive offices are located at c/o Corsair Capital LLC, 717 Fifth Avenue, 24th Floor, New York, NY 10022 and its phone number is (212) 224-9400.

The Proposals to be Submitted at the Shareholders Meeting

Shareholder Proposal 1: The Domestication Proposal

Thunder Bridge is proposing to change its corporate structure and domicile by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. The Domestication will become effective simultaneously with the completion of the Business Combination and will be effected by the filing of a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and the filing of an application to de-register with the Registrar of Companies of the Cayman Islands and all outstanding securities of Thunder Bridge will convert to outstanding securities of the continuing Delaware corporation, as described in more detail in this proxy statement/prospectus. Upon the effectiveness of the Domestication, Thunder Bridge will continue its existence in the form of a Delaware corporation and will change its corporate name to “Repay Holdings Corporation.” Please read the section entitled “Shareholder Proposal 1: The Domestication Proposal.”

Shareholder Proposal 2: The Business Combination Proposal

Thunder Bridge and Repay have agreed to the Business Combination under the terms the Merger Agreement. Pursuant to the terms set forth in the Merger Agreement, subject to the satisfaction or waiver of the conditions to the Closing therein, simultaneously with completion of the Domestication, Merger Sub will merge with and into Repay, with Repay continuing as the surviving entity and becoming a subsidiary of the Company.

Merger Agreement

In connection with the completion of the Merger, the Repay Equity Holders will collectively receive as consideration for their existing limited liability company interests of Repay:

(i)      an amount of cash based on (x) the cash and cash equivalents of Thunder Bridge and the Target Companies as of the Closing (including remaining funds in the Trust Account after the Redemption of Thunder Bridge’s Public Shareholders and the proceeds from any debt or equity financing), less (y) the sum of (A) Thunder Bridge’s and the Target Companies’ unpaid transaction expenses, (B) the indebtedness of the Target Companies, (C) certain payments to be made to employees, independent contractors, directors, managers or officers of the Target Companies as a result of the Merger, (D) a cash reserve of $10,000,000, (E) an amount of $150,000 to be set aside in escrow pursuant to the Merger Agreement (the “Cash Escrow”), (F) $2,000,000 in cash to be held by the Repay Securityholder Representative to pay its costs and expenses (with any remainder after such payments delivered to the Repay Equity Holders) (the

“Repay Securityholder Representative Amount”), (G) the aggregate Warrant Cash Payment to all Public Warrant Holders and (H) if after aggregating the foregoing amounts, there is more than $260,000,000 in available cash, up to an additional $50,000,000 to be retained by the post-Closing company for general corporate purposes, including to pay down debt or fund acquisitions; provided, that if the amount of cash consideration is less than $260 million prior to deducting the Cash Escrow and the Repay Securityholder Representative Amount (or $257.85 million after such deduction), Repay is not required to close (or alternatively has the right to receive additional Post-Merger Repay Units in lieu of the amount of such cash shortfall calculated based on a per-unit value of $10.00);

(ii)    a number of Post-Merger Repay Units (calculated based on a per-unit value of $10.00) equal to: (A) $580,650,000 less (B) the cash consideration received by the Repay Equity Holders pursuant to clause (i) above (prior to deducting for the Cash Escrow and the Repay Securityholder Representative Amount) and (C) reduced (or increased if such amount is negative) by an amount equal to the sum of certain Closing Adjustment Items pursuant to the Merger Agreement (which amounts will be estimated at the Closing and subject to a post-Closing true-up); which Post-Merger Repay Units will be exchangeable for shares of Class A common stock on a one-for-one basis (subject to customary conversion rate adjustments, including for stock splits, stock dividends and reclassifications and other terms of the Exchange Agreement), with 60,000 of such Post-Merger Repay Units (the “Escrow Units”) being set aside in escrow pursuant to the Merger Agreement for post-Closing true-up adjustments for the Closing Adjustment Items pursuant to the Merger Agreement and described in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Merger Consideration”;

(iii)   the contingent right to receive any remaining amounts of (A) the Cash Escrow, (B) the Repay Securityholder Representative Amount and (C) the Escrow Units, and

(iv)   the contingent right to receive up to 7,500,000 Post-Merger Repay Units, subject to the satisfaction of certain stock-price based performance thresholds (the “Earn-Out Units”), less any such Post-Merger Repay Units paid in satisfaction of certain transaction expenses.

Additionally, pursuant to the Subscription and Distribution Agreement between the Company and Repay, immediately following the completion of the Merger, (i) the Company will issue to Repay one hundred shares of Class V common stock of the Company and (ii) Repay will distribute one share of Class V common stock to each member of Repay (the “Class V Holders”). The Class V common stock provides no economic rights in the Company to the holder thereof; however, each Class V Holder will be entitled to vote with the holders of Class A common stock of the Company, with each Class V share entitling the holder to a number of votes equal to the number of Post-Merger Repay Units held by such Class V Holder at the time of such vote (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications).

Organizational Structure

The diagrams below depict simplified versions of the current organizational structures of Thunder Bridge and Repay, respectively.

Thunder Bridge Shareholders
Thunder Bridge Acquisition Ltd. (“Thunder Bridge”)
TB Acquisition Merger Sub LLC
Repay Equity Holders
Hawk Parent Holdings LLC (“Repay”)
Repay Holdings LLC
M & A Ventures LLC
Other Operating Subsidiaries

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Business Combination.

Our organizational structure following the completion of the Business Combination, as described above, is commonly referred to as an umbrella partnership-C (or Up-C) corporation structure. This organizational structure will allow the Repay Equity Holders to retain their equity ownership in Repay, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Post-Merger Repay Units. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of Thunder Bridge will, by contrast, hold their equity ownership in Repay Holdings Corporation, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. We believe that the Repay Equity Holders will generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment to us. See the section entitled “Risk Factors — Risks Related to the Domestication and the Business Combination” for additional information on our organizational structure, including the Tax Receivable Agreement.

Following the Closing, pursuant to a Tax Receivable Agreement between the Company and the Repay Equity Holders, the Company will pay to exchanging holders of Post-Merger Repay Units 100% of the tax savings that the Company realizes (a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) as a result of increases in tax basis in Repay’s assets as a result of the exchange of the Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement and certain other tax attributes of Repay and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For more information on the Tax Receivable Agreement, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

The obligations of the parties to the Merger Agreement to effect the Closing are subject to a number of closing conditions, including, among others:

With respect to the obligations of all of the parties to the Merger Agreement:

•        termination or expiration of the waiting period under the HSR Act, which waiting period was terminated on April 15, 2019,

•        approval by Thunder Bridge’s shareholders of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal and the Nasdaq Proposal and the approval by the Public Warrant Holders of the Warrant Amendment Proposal,

•        the effectiveness of the registration statement (of which this proxy statement/prospectus forms a part), and

•        immediately prior to the Closing, after giving effect to the completion of the Redemptions, Thunder Bridge, without regard to any assets or liabilities of the Target Companies, having net tangible assets of at least $5,000,001.

With respect to the obligations of Repay, among others:

•        Thunder Bridge having delivered cash consideration to Repay equal to at least $260 million (less $2 million to be set aside for Repay Securityholder Representative expenses and $150,000 deposited in the Cash Escrow to satisfy certain additional potential pre-Closing taxes and related expenses of Repay),

•        after giving effect to the completion of the Closing, the indebtedness of the Company not exceeding $210 million,

•        upon the completion of the Closing, no person or group (excluding any Repay Equity Holder, the Sponsor or any PIPE Investor) owning in excess of 9.9% of the issued and outstanding shares of Company common stock, and no three persons or groups (excluding any Repay Equity Holder, the Sponsor or any PIPE Investor) owning in the aggregate in excess of 25% of the issued and outstanding shares of Company common stock,

•        the Class A common stock (including the shares of Class A common stock issuable in connection with the Domestication and upon exchange of Post-Merger Repay Units) having been listed on Nasdaq and being eligible for continued listing on Nasdaq following the Closing and after giving effect to the Redemptions (as if it were a new initial listing by an issuer that had never been listed prior to Closing),

•        the existing directors of Thunder Bridge having resigned and the nine directors set forth in the Merger Agreement (or their replacements) having been appointed or elected to the Company Board in accordance with the DGCL, and

•        the completion of the Domestication simultaneously with the Business Combination.

See the section entitled “Shareholder Proposal 2: The Business Combination Proposal” for a summary of the terms of the Merger Agreement and additional information regarding the terms of the Business Combination Proposal.

Shareholder Proposal 3: The 2019 Equity Incentive Plan Proposal

Thunder Bridge is proposing that its shareholders approve the 2019 Equity Incentive Plan which will become effective upon the Closing and will be used by the Company on a going-forward basis following the Closing. A summary of the 2019 Equity Incentive Plan is set forth in the section entitled “Shareholder Proposal 3: The 2019 Equity Incentive Plan Proposal” of this proxy statement/prospectus and a complete copy of the 2019 Equity Incentive Plan is attached hereto as Annex C.

Shareholder Proposal 4: The Director Election Proposal

Thunder Bridge is proposing that its shareholders approve the election of nine directors to serve staggered terms on the Company Board until the 2020, 2021 and 2022 annual meeting of stockholders, respectively, and until their respective successors are duly elected and qualified. A summary of the Director Election Proposal is set forth in the section entitled “Shareholder Proposal 4: The Director Election Proposal” of this proxy statement/prospectus.

Shareholder Proposal 5: The Articles Amendment Proposal

Thunder Bridge is proposing that its shareholders approve an amendment to the Memorandum and Articles of Association so that the prohibition on Thunder Bridge’s having net tangible assets of less than $5,000,001 upon the completion of a business combination is revised to apply immediately prior to the completion of a business combination and measures only the net tangible assets of Thunder Bridge, without regard to the assets or liabilities of the target company of such business combination and its subsidiaries, so that Thunder Bridge may have more flexibility in effecting the Business Combination. A summary of the Articles Amendment Proposal is set forth in the section entitled “Shareholder Proposal 5: The Articles Amendment Proposal” of this proxy statement/prospectus.

Shareholder Proposal 6: The Nasdaq Proposal

Thunder Bridge is proposing that its shareholders approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of 13.5 million Class A ordinary shares pursuant to the Subscription Agreements in the PIPE Financing in connection with the completion of the Business Combination. A summary of the Nasdaq Proposal is set forth in the section entitled “Shareholder Proposal 6: The Nasdaq Proposal” of this proxy statement/prospectus.

Shareholder Proposal 7: The Shareholder Adjournment Proposal

The Shareholder Adjournment Proposal, if adopted, will allow the Thunder Bridge Board to adjourn the Shareholders Meeting to a later date or dates, including, if necessary to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting. A summary of the Shareholder Adjournment Proposal is set forth in the section entitled “Shareholder Proposal 7: The Shareholder Adjournment Proposal” of this proxy statement/prospectus.

The Proposals to be Submitted at the Warrant Holders Meeting

Warrant Holder Proposal 1: The Warrant Amendment Proposal

Thunder Bridge is proposing that its Public Warrant Holders approve the Warrant Amendment to provide that, immediately prior to the consummation of the Business Combination, (i) each of Thunder Bridge’s outstanding warrants, which currently entitle the holder thereof to purchase one Class A ordinary share of Thunder Bridge at an exercise price of $11.50 per share, will become exerciseable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share), (ii) each holder of a warrant will receive, for each such warrant, the Warrant Cash Payment of $1.50 (although the holders of the Private Placement Warrants have waived their rights to receive such payment) and (iii) each Private Placement Warrant will become redeemable and exercisable on the same basis as the Public Warrants. The Business Combination will not be consummated unless the Warrant Amendment Proposal is approved by holders of at least 65% of the outstanding Public Warrants, even if the Business Combination Proposal is approved by Thunder Bridge’s shareholders. A summary of the Warrant Amendment Proposal is set forth in the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal” of this proxy statement/prospectus and a complete copy of the Warrant Amendment is attached hereto as Annex G.

Warrant Holder Proposal 2: The Warrant Holders Adjournment Proposal

The Warrant Holders Adjournment Proposal, if adopted, will allow the Thunder Bridge Board to adjourn the Warrant Holders Meeting to a later date or dates, including, if necessary to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve the Warrant Amendment Proposal. A summary of the Warrant Holders Adjournment Proposal is set forth in the section entitled “Warrant Holder Proposal 2: The Warrant Holders Adjournment Proposal” of this proxy statement/prospectus.

The Shareholders Meeting and the Warrant Holders Meeting

Date, Time and Place of Shareholders Meeting

The Shareholders Meeting will be held following the Warrant Holders Meeting at 10:00 a.m. Eastern time, on         , 2019, at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Shareholder Proposals.

Date, Time and Place of Warrant Holders Meeting

The Warrant Holders Meeting will be held prior to the Shareholders Meeting at 9:30 a.m. Eastern time, on         , 2019, at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Warrant Holder Proposals.

Record Date; Outstanding Shares and Public Warrants; Shareholders and Warrant Holders Entitled to Vote

Thunder Bridge has fixed the close of business on May 24, 2019, as the Record Date for determining the Thunder Bridge shareholders and Public Warrant Holders entitled to notice of and to attend and vote at the Shareholders Meeting and the Warrant Holders Meeting, respectively.

As of the close of business on such date, there were 25,800,000 Class A ordinary shares and 6,450,000 Founder Shares outstanding and entitled to vote. The Class A ordinary shares and the Founder Shares vote together as a single class, except in the election of directors, as to which only the Founder Shares vote, and each share is entitled to one vote per share at the Shareholders Meeting. The Sponsor owns 6,450,000 Founder Shares, which are Class B ordinary shares of Thunder Bridge. Pursuant to the Insider Letter Agreement among Thunder Bridge, the Sponsor and Thunder Bridge’s directors and officers, (i) the 6,450,000 Founder Shares owned by the Sponsor and (ii) any other ordinary shares of Thunder Bridge owned by the Sponsor or Thunder Bridge’s officers and directors will be voted in favor of the Business Combination Proposal at the Shareholders Meeting. Under the Merger Agreement, Thunder Bridge agreed to enforce the voting obligations contained in the Insider Letter Agreement against the Sponsor and the Thunder Bridge officers and directors.

As of the close of business on such Record Date, there were 25,800,000 Public Warrants outstanding. Public Warrant Holders will have one vote for each Public Warrant owned at the close of business on the Record Date.

Proxy Solicitation

Proxies with respect to the Shareholders Meeting and Warrant Holders Meeting may be solicited by telephone, by facsimile, by mail, on the Internet or in person. Thunder Bridge has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a shareholder or Public Warrant Holder grants a proxy, it may still vote its shares or Public Warrants, as applicable, in person if it revokes its proxy before the Shareholders Meeting or Warrant Holders Meeting. A shareholder or Public Warrant Holder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Shareholders Meeting and Warrant Holders Meeting — Revoking Your Proxy — Changing Your Vote.”

Quorum and Required Vote

A quorum of Thunder Bridge shareholders is necessary to hold the Shareholders Meeting. The presence, in person or by proxy, of Thunder Bridge shareholders representing a majority of the ordinary shares issued and outstanding on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.

Each of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Articles Amendment Proposal, the Nasdaq Proposal and the Warrant Amendment Proposal is interdependent upon the others and must be approved in order for Thunder Bridge to complete the Business Combination as contemplated by the Merger Agreement. The Business Combination Proposal, the 2019 Equity Incentive Plan Proposal, the Nasdaq Proposal and the Shareholder Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Shares that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Articles Amendment Proposal must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Thunder Bridge Shares as of the Record Date that are present and vote at the Shareholders Meeting. The election of directors pursuant to the Director Election Proposal will require an ordinary resolution of the holders of the Thunder Bridge Class B ordinary shares as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Class B ordinary shares that are present and vote at the Shareholders Meeting.

The Warrant Amendment Proposal requires the affirmative vote by the holders of at least 65% of the outstanding Public Warrants. If any of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Articles Amendment Proposal, the Nasdaq Proposal or the Warrant Amendment Proposal fails to receive the required approval, none of the Proposals will be approved and the Business Combination will not be completed.

Regulatory Approvals

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with Cayman Islands and Delaware necessary to effectuate the Domestication, (ii) filings required with the SEC in pursuant to the reporting requirements applicable to Thunder Bridge, and the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to Thunder Bridge’s shareholders and (iii) filings required under the HSR Act in connection with the Business Combination. The U.S. Federal Trade Commission granted early termination of the applicable waiting period under the HSR Act on April 15, 2019. Thunder Bridge must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.

Appraisal Rights

Neither Thunder Bridge’s shareholders nor its Public Warrant Holders have appraisal rights under the Companies Law or otherwise in connection with the Business Combination Proposal or the other Proposals.

Material U.S. Federal Income Tax Consequences

As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders” below, it is intended that the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in such section) of Thunder Bridge Shares will be subject to Section 367(b) of the Code and, as a result:

•        A U.S. Holder of Thunder Bridge Shares whose Thunder Bridge Shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of Thunder Bridge’s earnings in income;

•        A U.S. Holder of Thunder Bridge Shares whose Thunder Bridge Shares have a fair market value of $50,000 or more, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Thunder Bridge Shares entitled to vote will generally recognize gain (but not loss) on the exchange of Thunder Bridge Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Thunder Bridge Shares, provided certain other requirements are satisfied. Thunder Bridge does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication; and

•        A U.S. Holder of Thunder Bridge Shares whose Thunder Bridge Shares have a fair market value of $50,000 or more, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Thunder Bridge Shares entitled to vote will generally be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d))) attributable to its Thunder Bridge Shares, provided certain other requirements are satisfied. Thunder Bridge does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of Thunder Bridge Shares may still recognize gain (but not loss) upon the exchange of its Thunder Bridge Shares for the common stock of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code equal to the excess, if any, of the fair market value of the common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Thunder Bridge Shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. In such event, the U.S. Holder’s aggregate tax basis in the common stock of the Delaware corporation received in connection with the Domestication should be the same as the aggregate tax basis of Thunder Bridge Shares surrendered in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders — U.S. Holders PFIC Considerations.”

A U.S. Holder of Warrants should recognize capital gain or loss with respect to the Warrant Amendment, and the amount of such capital gain or loss should be equal to the difference between the amount of cash received and three-fourths of the U.S. Holder’s adjusted tax basis in the Warrants. However, since Thunder Bridge has likely been a PFIC since its inception, the tax on any gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the tax consequences of the Warrant Amendment, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders — Tax Consequences of the Warrant Amendment to U.S. Holders of Warrants.”

For a description of the tax consequences for Public Shareholders holders exercising Redemption Rights in connection with the Business Combination, see the sections entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders — Tax Consequences to U.S. Holders That Elect to Have Their Thunder Bridge Shares Converted for Cash” and “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders — Tax Consequences to Non-U.S. Holders That Elect to Have Their Thunder Bridge Shares Converted for Cash.”

Recommendation to Shareholders and Warrant Holders of Thunder Bridge

The Thunder Bridge Board has unanimously approved the Shareholder Proposals and the Warrant Holder Proposals.

The Board unanimously recommends that shareholders:

•        Vote “FOR” the Domestication Proposal;

•        Vote “FOR” the Business Combination Proposal;

•        Vote “FOR” the 2019 Equity Incentive Plan Proposal;

•        Vote “FOR” the election of each of the directors pursuant to the Director Election Proposal;

•        Vote “FOR” the Articles Amendment Proposal;

•        Vote “FOR” the Nasdaq Proposal; and

•        Vote “FOR” the Shareholder Adjournment Proposal, if it is presented at the Shareholders Meeting.

The Board unanimously recommends that Public Warrant Holders:

•        Vote “FOR” the Warrant Amendment Proposal; and

•        Vote “FOR” the Warrant Holders Adjournment Proposal, if it is presented at the Warrant Holders Meeting.

The existence of any financial and personal interests of one or more of Thunder Bridge’s directors may be argued to result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Thunder Bridge and its shareholders and warrant holders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders and Public Warrant Holders vote for the Proposals. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of Thunder Bridge’s Directors and Officers and Others in the Business Combination” in this proxy statement/prospectus for a further discussion of such interests and potential conflicts of interest.

Risk Factors

In evaluating the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 45.

QUESTIONS AND ANSWERS

Q.     Why am I receiving this proxy statement/prospectus?

A.     You are receiving this proxy statement/prospectus in connection with the meetings of Thunder Bridge’s shareholders and the Public Warrant Holders. Thunder Bridge is holding the Shareholders Meeting and the Warrant Holders Meeting to consider and vote upon the Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Thunder Bridge’s shareholders are being asked to consider and vote upon the Domestication Proposal to change the corporate structure and domicile of Thunder Bridge by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. The Domestication will be effected by Thunder Bridge filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands and all outstanding securities of Thunder Bridge will convert to outstanding securities of the Company, as described in more detail in this proxy statement/prospectus. In connection with the Domestication, and simultaneously with the Business Combination, Thunder Bridge will change its corporate name to “Repay Holdings Corporation.” The Domestication will become effective simultaneously with the completion of the Business Combination. The form of the proposed Delaware Certificate of Incorporation of the Company is attached to this proxy statement/prospectus as Annex A. See the section entitled “Shareholder Proposal 1: The Domestication Proposal.”

Thunder Bridge’s shareholders are also being asked to consider and vote upon the Business Combination Proposal to approve the Merger Agreement and the Business Combination contemplated thereby. The Merger Agreement provides that, among other things, Thunder Bridge’s wholly-owned subsidiary, Merger Sub, will merge with and into Repay, with Repay continuing as the surviving entity and becoming a subsidiary of the Company. Shareholder approval of the Merger Agreement and the transactions contemplated thereby is required by the Merger Agreement and the Memorandum and Articles of Association. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B and Thunder Bridge encourages its shareholders to read it in its entirety. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal.”

Thunder Bridge’s shareholders are also being asked to consider and vote upon the 2019 Equity Incentive Plan Proposal to adopt the 2019 Equity Incentive Plan. Among other things, the 2019 Equity Incentive Plan, which would become effective upon the completion of the Business Combination, is intended to maintain and strengthen the Company’s ability to attract and retain key employees, directors, consultants and certain other individuals providing services to the Company and to motivate them to remain focused on long-term shareholder value. See the section entitled “Shareholder Proposal 3: The 2019 Equity Incentive Plan Proposal.” A copy of the 2019 Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C, and Thunder Bridge encourages its shareholders to read the plan in its entirety.

Thunder Bridge’s Class B shareholders are also being asked to vote upon the Director Election Proposal to elect nine directors to serve staggered terms on the Company Board until the 2020, 2021 and 2022 annual meeting of stockholders, respectively and until their respective successors are duly elected and qualified. See the section entitled “Shareholder Proposal 4: The Director Election Proposal.”

Thunder Bridge’s shareholders are also being asked to consider and vote upon an amendment to the Memorandum and Articles of Association so that the prohibition on Thunder Bridge’s having net tangible assets of less than $5,000,001 upon the completion of a business combination is revised to apply immediately prior to the completion of a business combination and measures only the net tangible assets of Thunder Bridge, without regard to the assets or liabilities of the target company of such business combination or its subsidiaries, so that Thunder Bridge may have more flexibility in effecting the Business Combination. See the section entitled “Shareholder Proposal 5: The Articles Amendment Proposal.”

Thunder Bridge’s shareholders are also being asked to consider and vote upon the Nasdaq Proposal, for purposes of complying with Nasdaq Listing Rule 5635(d), which relates to the issuance of 13.5 million Class A ordinary shares pursuant to the Subscription Agreements in the PIPE Financing in connection with the completion of the Business Combination. See the section entitled “Shareholder Proposal 6: The Nasdaq Proposal.”

Thunder Bridge’s shareholders are also being asked to consider and vote upon the Shareholder Adjournment Proposal to adjourn the Shareholders Meeting to a later date or dates, including, if necessary, including to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting. See the section entitled “Shareholder Proposal 7: The Shareholder Adjournment Proposal.”

The presence, in person or by proxy, of Thunder Bridge shareholders representing a majority of the issued and outstanding ordinary shares on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting, including a majority of the issued and outstanding Class B ordinary shares as of the Record Date in the case of the Director Election Proposal, will constitute a quorum for the Shareholders Meeting.

Thunder Bridge’s Public Warrant Holders are being asked to consider and vote upon the Warrant Amendment Proposal to amend the terms of the Warrant Agreement governing Thunder Bridge’s outstanding warrants to provide that, immediately prior to the consummation of the Business Combination, (i) each of Thunder Bridge’s outstanding warrants, which currently entitle the holder thereof to purchase one Class A ordinary share of Thunder Bridge at an exercise price of $11.50 per share, will become exerciseable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share), (ii) each holder of a warrant will receive, for each such warrant, a cash payment of $1.50 (although the holders of the Private Placement Warrants have waived their rights to receive such payment) and (iii) each Private Placement Warrant will become redeemable and exercisable on the same basis as the Public Warrants. See the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal.”

Thunder Bridge’s Public Warrant Holders are also being asked to consider and vote upon the Warrant Holders Adjournment Proposal to adjourn the Warrant Holders Meeting to a later date or dates, including, if necessary, including to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve the Warrant Amendment Proposal. See the section entitled “Warrant Holder Proposal 2: The Warrant Holders Adjournment Proposal.”

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:     What is being voted on at the Shareholders Meeting and the Warrant Holders Meeting?

A:     At the Shareholders Meeting, the shareholders of Thunder Bridge are being asked to vote on the following Shareholder Proposals:

•        The Domestication Proposal;

•        The Business Combination Proposal;

•        The 2019 Equity Incentive Plan Proposal;

•        The Director Election Proposal;

•        The Articles Amendment Proposal;

•        The Nasdaq Proposal; and

•        The Shareholder Adjournment Proposal.

At the Warrant Holders Meeting, the Public Warrant Holders are being asked to vote on the following Warrant Holder Proposals:

•        The Warrant Amendment Proposal; and

•        The Warrant Holders Adjournment Proposal.

Q:     Are the Shareholder Proposals and Warrant Holder Proposals conditioned on one another?

A:     Each of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Articles Amendment Proposal, the Nasdaq Proposal and the Warrant Amendment Proposal is interdependent upon the others and each must be approved in order for Thunder Bridge to complete the Business Combination contemplated by the Merger Agreement. The Business Combination Proposal, the 2019 Equity Incentive Plan Proposal, the Nasdaq Proposal and the Shareholder Adjournment Proposal must be approved by the holders of a majority of the Thunder Bridge Shares that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Articles Amendment Proposal must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Thunder Bridge Shares as of the Record Date that are present and vote at the Shareholders Meeting. The election of directors pursuant to the Director Election Proposal will require an ordinary resolution of the holders of the Thunder Bridge Class B ordinary shares as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Class B ordinary shares that are present and vote at the Shareholders Meeting. The Warrant Amendment Proposal must be approved by the holders of at least 65% of the outstanding Public Warrants. The Warrant Amendment Proposal will only become effective if the Business Combination is completed. If the Business Combination is not completed, the Warrant Amendment Proposal will not become effective, even if the Public Warrant Holders have approved the Warrant Amendment Proposal.

Q.     Why is Thunder Bridge proposing the Domestication?

A.     The Thunder Bridge Board believes that it would be in the best interests of Thunder Bridge to effect the Domestication to enable the Company to avoid certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the Thunder Bridge Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many major corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Thunder Bridge is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.

The Domestication will not occur unless the Thunder Bridge shareholders have approved the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Nasdaq Proposal and the Articles Amendment Proposal, the Public Warrant Holders have approved the Warrant Amendment Proposal and upon the Merger Agreement being in full force and effect prior to the Domestication. The Domestication will only occur upon the simultaneous completion of the Business Combination.

Q.     What is involved with the Domestication?

A.     The Domestication will require Thunder Bridge to file certain documents in both the Cayman Islands and the State of Delaware. At the effective time of the Domestication, which will be the effective time of the Business Combination, Thunder Bridge will cease to be a company incorporated under the laws of the Cayman Islands and in connection with the Business Combination, Thunder Bridge will continue as a Delaware corporation and, in connection with the Domestication, and simultaneously with the Business Combination, will change its corporate name to “Repay Holdings Corporation.” The Memorandum and Articles of Association will be replaced by the Delaware Certificate of Incorporation and Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q.     When do you expect that the Domestication will be effective?

A.     The Domestication is expected to become effective simultaneously with the completion of the Business Combination.

Q.     How will the Domestication affect my securities of Thunder Bridge?

A.     Pursuant to the Domestication and without further action on the part of Thunder Bridge’s shareholders, each outstanding Class A ordinary share and Class B ordinary share of Thunder Bridge will convert to one outstanding share of the Company’s Class A common stock. Although it will not be necessary for you to exchange your certificates representing ordinary shares after the Domestication, the Company will, upon request, exchange your Thunder Bridge share certificates for the applicable number of shares of Company’s Class A common stock and all certificates for securities issued after the Domestication will be certificates representing securities of the Company.

Q.     What are the material U.S. federal income tax consequences of the Domestication to U.S. Holders of Thunder Bridge Shares and Warrants?

A.     The Domestication should qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, due to the absence of guidance directly on how the provisions of Section 368(a) of the Code apply in the case of a statutory conversion of a corporation with no active business and only investment-type assets such as Thunder Bridge, this result is subject to some uncertainty. If the Domestication qualifies as a reorganization within the meaning of Section 368(a), a U.S. Holder of Thunder Bridge Shares will be subject to Section 367(b) of the Code and as a result:

•        A U.S. Holder of Thunder Bridge Shares whose Thunder Bridge Shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of Thunder Bridge’s earnings in income;

•        A U.S. Holder of Thunder Bridge Shares whose Thunder Bridge Shares have a fair market value of $50,000 or more, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Thunder Bridge Shares entitled to vote will generally recognize gain (but not loss) on the exchange of Thunder Bridge Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Thunder Bridge Shares, provided certain other requirements are satisfied. Thunder Bridge does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication; and

•        A U.S. Holder of Thunder Bridge Shares whose Thunder Bridge Shares have a fair market value of $50,000 or more, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Thunder Bridge Shares entitled to vote will generally be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d))) attributable to its Thunder Bridge Shares, provided certain other requirements are satisfied. Thunder Bridge does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a reorganization, the Domestication may be a taxable event to U.S. Holders of Thunder Bridge Shares under special rules applicable to U.S. Holders who hold shares of a “passive foreign investment company,” or “PFIC” as described in “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders — U.S. Holders — PFIC Considerations.” Thunder Bridge believes it has been treated as a PFIC since its inception. If the Domestication should fail to qualify as a reorganization under Section 368(a), a U.S. Holder of Thunder Bridge Shares generally would recognize gain or loss with respect to its Thunder Bridge Shares in an amount equal to the difference, if any, between the fair market value of the corresponding Company Shares received in the Domestication and the U.S. Holder’s adjusted tax basis in its Thunder Bridge Shares surrendered. For a more complete discussion of the material U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders.”

A U.S. Holder of Warrants should recognize capital gain or loss with respect to the Warrant Amendment, and the amount of such capital gain or loss should be equal to the difference between the amount of cash received and three-fourths of the U.S. Holder’s adjusted tax basis in the Warrants. However, since Thunder Bridge has likely been a PFIC since its inception, the tax on any gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the tax consequences of the Warrant Amendment, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders — Tax Consequences of the Warrant Amendment to U.S. Holders of Warrants.”

Q.     What are the material U.S. federal income tax consequences to U.S. Holders that exercise their Redemption Rights?

A.     U.S. Holders that elect to exercise their Redemption Rights generally will recognize capital gain or loss equal to the difference between the amount of cash received on the Redemption of the Thunder Bridge Shares and such U.S. Holder’s adjusted tax basis in such Thunder Bridge Shares, which generally will be equal to the cost of such Thunder Bridge Shares. A U.S. Holder who purchased Thunder Bridge Shares in the IPO generally will have a tax basis in the Thunder Bridge Shares that were part of the units equal to the portion of the purchase price of such units allocated to the Thunder Bridge Shares (such allocation based on the relative fair market value of the Thunder Bridge Shares and the Warrants at the time). However, in certain circumstances, the cash paid to such U.S. Holders will be treated as dividend income for U.S. federal income tax purposes. Moreover, because Thunder Bridge should be considered a PFIC for U.S. federal income tax purposes, such U.S. Holders may be subjected to special rules applicable to PFICs as described in “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders — U.S. Holders — PFIC Considerations.” For a more complete discussion of the material U.S. federal income tax consequences to U.S. Holders that elect to exercise their Redemption Rights, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Thunder Bridge Shares Converted for Cash.”

Q.     Why is Thunder Bridge proposing the Business Combination?

A.     Thunder Bridge was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Since Thunder Bridge’s organization, the Thunder Bridge Board has sought to identify suitable candidates in order to effect such a transaction. In its review of Repay, the Thunder Bridge Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the Thunder Bridge Board has determined that the Business Combination presents a highly-attractive business combination opportunity and is in the best interests of Thunder Bridge shareholders. The Thunder Bridge Board believes that, based on its review and consideration, the Business Combination with Repay presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Merger Agreement and the Memorandum and Articles of Association as well as to comply with Nasdaq Listing Rule 5635(a).

Q.     What will happen in the Business Combination?

A.     The Business Combination consists of a series of transactions pursuant to which (i) Thunder Bridge will complete the Domestication and (ii) Merger Sub will, simultaneously with the Domestication, merge with and into Repay with Repay continuing as the surviving entity and a subsidiary of the Company. Upon the completion of the Domestication and the Business Combination, each issued and outstanding Class A ordinary share and Class B ordinary share of Thunder Bridge will become a share of Class A common stock of the Company, and each issued and outstanding warrant to purchase Class A ordinary shares of Thunder Bridge (after giving effect to the Warrant Amendment) will become a warrant to purchase an equal number of shares of Class A common stock of the Company.

Q.     What is the form of consideration that the Repay Equity Holders will receive in return for the acquisition of Repay by Thunder Bridge?

Upon the Closing, the Repay limited liability company interests of the Repay Equity Holders will convert into the right to receive (A) certain cash consideration, (B) Post-Merger Repay Units and (C) the contingent right to receive (i) additional cash consideration upon the settlement of the escrow account for the Cash Escrow and, any cash remaining after the payment of the Repay Securityholder Representative’s expenses and (ii) the Escrow Units and (D) the contingent right to receive additional Post-Merger Repay Units issued (i) as a result of the post-Closing adjustment of the Merger Consideration under the Merger Agreement and (ii) as an earn-out under the Merger Agreement after the Closing.

Pursuant to the Exchange Agreement, at any time after the six month anniversary of the Closing, each holder of Post-Merger Repay Units will be entitled to exchange such units for Class A common stock of the Company on a one-for-one basis (subject to customary conversion rate adjustments, including for stock splits, stock dividends and reclassifications). Based on the assumptions set forth under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, the total number of Post-Merger Repay Units issuable to the Repay Equity Holders will be 14,874,652, entitling such members collectively to exchange them for 26.9% of the Company’s Class A common stock in the aggregate.

Each share of Class A common stock of the Company will provide the holder the rights to vote, receive dividends, and share in distributions in connection with a liquidation and other stockholder rights with respect to the Company.

Pursuant to a Tax Receivable Agreement between the Company and the Repay Equity Holders, the Company will pay to exchanging holders of Post-Merger Repay Units 100% of the tax savings that the Company realizes (a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) as a result of increases in tax basis in Repay’s assets as a result of the exchange of the Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement and certain other tax attributes of Repay and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For more information on the Tax Receivable Agreement, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

Additionally, pursuant to the Subscription and Distribution Agreement, immediately following the completion of the Merger, (i) the Company will issue to Repay one hundred shares of Class V common stock of the Company and (ii) Repay will distribute one share of Class V common stock to each holder of Post-Merger Repay Units. The Class V common stock provides no economic rights in the Company to the Class V Holder; however, each Class V Holder will be entitled to vote as a common stockholder of the Company, with the number of votes equal to the number of Post-Merger Repay Units held by such Class V Holder at the time of such vote. If, at any time, a Class V Holder no longer holds any Post-Merger Repay Units, such holder’s share of Class V common stock will automatically be canceled.

Q.     How much consideration will the Repay Equity Holders receive in connection with the acquisition of Repay by Thunder Bridge?

A.     Pursuant to the Merger Agreement, the Repay Equity Holders will be entitled to receive consideration (the “Merger Consideration”) in an amount equal to $580,650,000, paid in a mix of cash and Post-Merger Repay Units (valued at $10.00 per unit), and which is subject to adjustment as described below. The Merger Consideration of $580,650,000 will be reduced (or increased if such amount is negative) by an amount equal to the sum of certain Closing Adjustment Items (as defined below) and may be increased by any amounts remaining of the following, which will be deducted from the Merger Consideration and escrowed or otherwise set aside under the Merger Agreement: (a) $600,000 in Post-Merger Repay Units to be set aside and held in escrow until the completion of the purchase price adjustment under the Merger Agreement, which we refer to as the Escrow Units, (b) the Repay Securityholder Representative Amount (to be held by the Repay Securityholder Representative to pay its costs and expenses), and (c) $150,000 in cash to be set aside and held in escrow to pay certain potential post-Closing expenses of Thunder Bridge. For more information on the adjustments to the Merger Consideration, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Merger Consideration.”

The cash consideration (the “Cash Consideration”) to be delivered by Thunder Bridge to Repay at Closing pursuant to the Merger Agreement will be calculated as follows: (i) the total cash and cash equivalents of Thunder Bridge (including funds in its Trust Account after all Redemptions by its Public Shareholders and the proceeds of any debt or equity financing), minus (ii) the amount of Thunder Bridge’s unpaid expenses and obligations (including any indebtedness owed to the Sponsor), plus (iii) the cash and cash equivalents of the Target Companies as of immediately prior to the effective time (excluding restricted cash), minus (iv) the amount of unpaid transaction expenses of the Target Companies as of the Closing, minus (v) the amount of the indebtedness of the Target Companies as of the Closing, minus (vi) the amount of certain payments to be made to employees, independent contractors, directors, managers or officers of the Target Companies as a result of the Merger, minus (vii) an amount of cash reserves of Repay equal to $10,000,000, minus (viii) the Cash Escrow, minus (ix) the Repay Securityholder Representative Amount, minus (x) the aggregate Warrant Cash Payment to all Public Warrant Holders, minus (xi) if after aggregating the foregoing amounts there is more than $260,000,000 in available cash, up to an additional $50,000,000 to be retained by the post-Closing company for general corporate purposes, including to pay down debt or fund acquisitions; provided, that if the amount of Cash Consideration is less than an amount equal to $260,000,000, minus the Repay Securityholder Representative Amount, minus the Cash Escrow (such amount, the “Required Cash Consideration Amount”), Repay is not required to close (or alternatively has the right to receive additional Post-Merger Repay Units in lieu of the amount of such cash shortfall calculated based on a per-unit value of $10.00).

The remainder of the Merger Consideration (other than any remaining amounts of the Cash Escrow or the Repay Securityholder Representative Amount that the Repay Equity Holders may receive) following the payment of the Cash Consideration will be paid in equity in the form of Post-Merger Repay Units, valued at $10.00 per unit, which will be based on an estimate of the Closing Adjustment Items at the Closing and subject to a post-Closing true-up.

After the Closing, Repay’s members will also have a contingent earn-out right to receive up to an additional 7,500,000 Post-Merger Repay Units referred to as the Earn-Out Units (less any such Post-Merger Repay Units paid in satisfaction of certain transaction expenses), subject to certain stock price performance thresholds of the Company during the twelve-month and twenty-four month periods following Closing.

See the section entitled, “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Merger Consideration.”

Q.     What is the Tax Receivable Agreement?

A.     In connection with the Business Combination, the Company will enter into the Tax Receivable Agreement with the Repay Equity Holders. Pursuant to the Tax Receivable Agreement, the Company will pay to exchanging holders of Post-Merger Repay Units 100% of the tax savings that the Company realizes (a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) as a result of the exchange of the Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement and certain other tax attributes of Repay and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For more information on the Tax Receivable Agreement, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

Q.     What equity stake will current Thunder Bridge shareholders and Repay Equity Holders hold in the Company immediately after the completion of the Business Combination?

A.     Upon the completion of the Business Combination (assuming, among other things, that no Thunder Bridge shareholders exercise Redemption Rights with respect to their ordinary shares upon completion of the Business Combination and the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), the Repay Equity Holders are expected to own approximately 26.9% of the Company’s outstanding Class A common stock, the PIPE Investors are expected to own approximately 24.4% of the Company’s outstanding Class A common stock and the current holders of Thunder Bridge ordinary shares are expected to own approximately 48.7% of the Company’s outstanding Class A common stock.

If any of Thunder Bridge’s shareholders exercise their Redemption Rights, the percentage of the Company’s outstanding common stock held by the current holders of Thunder Bridge ordinary shares will decrease and the percentages of the Company’s outstanding common stock held by the Repay Equity Holders will increase, in each case relative to the percentage held if none of the Thunder Bridge ordinary shares are redeemed.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages.”

Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

Q.     Did the Thunder Bridge Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     No. The Thunder Bridge Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Thunder Bridge’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Thunder Bridge’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the Thunder Bridge Board in valuing Repay’s business and assuming the risk that the Thunder Bridge Board may not have properly valued such business.

Q.     What happens to the funds deposited in the Trust Account after completion of the Business Combination?

A.     After completion of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise Redemption Rights and, after paying the Redemptions, a portion will be used to pay the Cash Consideration to be delivered to the members of Repay at Closing, as well as to pay transaction expenses incurred in connection with the Business Combination, including deferred IPO underwriting fees to Thunder Bridge’s investment bankers and for working capital of the Company and its subsidiaries and general corporate purposes of the Company and its subsidiaries. Such funds may also be used to reduce the indebtedness and certain other liabilities of the Company and its subsidiaries. As of March 31, 2019, there were cash and marketable securities held in the Trust Account of approximately $264.8 million. These funds will not be released until the earlier of the completion of the Business Combination or the Redemption of the Public Shares if Thunder Bridge is unable to complete a Business Combination by December 21, 2019 (except that interest earned on the amounts held in the Trust Account may be released earlier as necessary to pay for any franchise or income taxes and up to $100,000 in liquidation expenses).

Q.     What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their Redemption Rights?

A.     Public Shareholders may vote in favor of the Business Combination and still exercise their Redemption Rights, provided that Thunder Bridge (without regard to any assets or liabilities of the Target Companies) after payment of all such Redemptions, has at least $5,000,001 in net tangible assets immediately prior to the Closing. The Business Combination may be completed even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of Redemptions by Public Shareholders. It is a condition to Repay’s obligations to complete the Business Combination that Thunder Bridge is able to deliver an amount of Cash Consideration equal to at least the Required Cash Consideration Amount to the Repay Equity Holders at Closing; however, Repay may waive this condition, in which case the Repay Equity Holders would receive additional Post-Merger Repay Units. If the Business Combination is completed notwithstanding Redemptions, the Company will have fewer Public Shares and Public Shareholders, the trading market for the Company’s securities may be less liquid and the Company may not be able to meet the minimum listing standards for a national securities exchange. Furthermore, the funds available from the Trust Account for working capital purposes of the Company after the Business Combination may not be sufficient for its future operations and may not allow the Company to reduce Repay’s indebtedness and/or pursue its strategy for growth.

Q.     What conditions must be satisfied to complete the Merger?

A.     Unless waived by the parties to the Merger Agreement, and subject to applicable law, the completion of the Merger is subject to a number of conditions set forth in the Merger Agreement, including, among others:

•        termination or expiration of the waiting period under the HSR Act, which waiting period was terminated on April 15, 2019;

•        the approval by Thunder Bridge’s shareholders of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal and the Nasdaq Proposal;

•        the approval by the Public Warrant Holders of the Warrant Amendment Proposal;

•        approval by Repay Equity Holders of the adoption of the Merger Agreement and the Related Agreements and the transactions contemplated thereby in accordance with the DLLCA and Repay’s organizational documents;

•        the effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

•        immediately prior to the Closing, Thunder Bridge, without regard to any assets or liabilities of the Target Companies, having net tangible assets of at least $5,000,001;

•        Thunder Bridge’s delivery of the Required Cash Consideration Amount to Repay at Closing;

•        after giving effect to the completion of the Closing, that the indebtedness of the Company does not exceed $210 million;

•        upon the completion of the Closing, that no person or group (excluding any Repay Equity Holder, the Sponsor or any PIPE Investor) owns in excess of 9.9% of the issued and outstanding shares of Company common stock, and no three persons or groups (excluding any Repay Equity Holder, the Sponsor or any PIPE Investor) will own in the aggregate in excess of 25% of the issued and outstanding shares of Company common stock;

•        the Class A common stock (including the shares of Class A common stock issuable upon exchange of Post-Merger Repay Units) being listed on Nasdaq and eligible for continued listing on Nasdaq following the Closing and after giving effect to the Redemptions (as if the Class A common stock were a new initial listing by an issuer that had never been listed prior to Closing); and

•        the existing directors of Thunder Bridge having resigned and the nine director nominees submitted for approval by the shareholders of Thunder Bridge having been appointed or elected to the Company Board.

For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled, “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Closing Conditions.”

Q.     When do you expect the Business Combination to be completed?

A.     It is currently expected that the Business Combination will be completed in the second quarter of 2019. This timing depends, among other things, on the approval of the Shareholder Proposals and Warrant Holder Proposals to be presented at the Shareholders Meeting and Warrant Holders Meeting, respectively. However, such meetings could be adjourned if either the Shareholder Adjournment Proposal or the Warrant Holder Adjournment Proposal is adopted at the Shareholders Meeting and the Warrant Holders Meeting, respectively, and Thunder Bridge elects to adjourn the Shareholders Meeting or the Warrant Holders Meeting to a later date or dates to permit further solicitation and vote of proxies if reasonably determined to be necessary or desirable by Thunder Bridge.

Q.     Will Thunder Bridge enter into any equity financing arrangements in connection with the Business Combination?

A.     Yes. On May 9, 2019, Thunder Bridge entered into the Subscription Agreements with certain investors for the PIPE Financing, pursuant to which Thunder Bridge agreed to issue and sell to the PIPE Investors $135,000,000 of Thunder Bridge’s Class A ordinary shares, at a price of $10.00 per Class A ordinary share, simultaneously with or immediately prior to the Closing. The PIPE Financing is conditioned on the Closing being scheduled to occur concurrently with or immediately following the closing of the PIPE Financing and other customary closing conditions. The proceeds from the PIPE Financing will be used to fund a portion of the Required Cash Consideration Amount payable to the Repay Equity Holders, the Warrant Cash Payment payable to the Public Warrant Holders in connection with the Warrant Amendment and other payments required in connection with the Business Combination but will not cover all such amounts.

In connection with the PIPE Financing, certain of the PIPE Investors entered into a Lock-up Agreement. Pursuant to the Lock-up Agreement, the PIPE Investors party thereto agreed, for a period commencing on the Closing and ending one hundred twenty (120) days thereafter, not to engage in a Prohibited Transfer (as defined in the agreement to generally include all sales, lending and other transfer arrangements, subject to specified exceptions) with respect to the Thunder Bridge shares acquired by such PIPE Investor pursuant to the Subscription Agreement and the Private Placement Warrants (and any shares issuable upon exercise of such Private Placement Warrants) acquired by such PIPE Investor from the Sponsor pursuant to the Lock-up Agreement. In consideration for entering into the Lock-up Agreement, the Sponsor agreed to transfer to certain of the PIPE Investors party to the Lock-up Agreement an aggregate of 8,000,000 Private Placement Warrants (after giving effect to the Warrant Amendment) held by the Sponsor. The Private Placement Warrants to be transferred pursuant to the Lock-up Agreement will be subject to the terms of the Warrant Amendment such that following such amendment they will be exercisable for an aggregate of 2,000,000 Class A ordinary shares. In addition, the PIPE Investors receiving such Private Placement Warrants have waived their rights to receive the $1.50 cash payment for each of their Private Placement Warrants as described in the section entitled “Warrant Holder Proposal 2: The Warrant Holders Adjournment Proposal” of this proxy statement/prospectus.

Despite the PIPE Financing, Thunder Bridge may not be able to complete the Business Combination under the Merger Agreement in the event that too many of its Public Shareholders exercise their Redemption Rights and Thunder Bridge cannot deliver the Required Cash Consideration Amount to Repay’s members at Closing (or such lesser amount as Repay specifies in any waiver of such condition). Thunder Bridge may determine prior to the Closing that it wants to seek additional equity financing in order to ensure that it has sufficient cash at the Closing, although Repay has consent rights under the Merger Agreement with respect to any additional equity financing.

Q.     Will Thunder Bridge enter into any debt financing arrangements in connection with the Business Combination?

A.     Yes. In order to finance a portion of the consideration for, and fees and expenses incurred in connection with, the Business Combination, to refinance certain existing indebtedness, and for working capital and other general corporate purposes, Merger Sub has negotiated with SunTrust Bank and SunTrust Robinson Humphrey to provide on the date of Closing, the Debt Financing, which consists of (i) a five-year senior secured term loan facility (the “Term Loan Facility”) in an aggregate principal amount of $170.0 million, (ii) a five-year senior secured delayed-draw term loan facility (the “Delayed Draw Term Loan Facility”) in an aggregate principal amount of $40.0 million (to be funded, if requested by the borrower and subject to certain conditions, within nine months following the date of Closing) and (iii) a five-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $20.0 million, up to $5.0 million of which will be made available as swingline loans, the respective maturity of each of which may be extended, subject to terms and conditions to be agreed upon.

In addition, the terms of the Debt Financing are expected to provide that, under certain circumstances, the borrower (initially Merger Sub, and Repay following the Merger) would have the option to raise incremental term loan facilities and delayed draw term loan facilities and/or increase the Term Loan Facility, the Delayed Draw Term Loan Facility and/or the Revolving Credit Facility up to (a) $40.0 million plus (b) unlimited additional amounts so long as on a pro forma basis after giving effect to such incurrence (assuming the full amount thereof is drawn), the total net leverage ratio does not exceed 4.00:1.00, in each case subject to applicable terms and conditions described in the Debt Financing Term Sheet and to be agreed upon. The total amount of increases of the Revolving Credit Facility cannot exceed $25.0 million.

The obligations under the Debt Financing will be secured by a lien on all of the voting equity interests in Merger Sub (and Repay following the Merger) and all of the equity interests in certain of its U.S. subsidiaries (or 65% of the voting equity interests (and all of the non-voting equity interests) in certain of its first tier foreign subsidiaries) and by a security interest in all of the personal property of Merger Sub (and Repay and certain its affiliates after the Merger), subject to customary exceptions and exclusions.

The Debt Financing will require certain mandatory prepayments of the Term Loan Facility and the Delayed Draw Term Loan Facility based on certain percentages of excess cash flow which is determined upon total net leverage ratio thresholds, upon certain non-ordinary course asset sales or dispositions (subject to customary reinvestment rights) or the issuance of debt that is not otherwise permitted to be incurred.

At the borrower’s option, loans under the Debt Financing will bear interest at either (i) (a) a base rate based on the highest of (x) a prime rate, as established by the applicable administrative agent, (y) the federal funds rate plus 0.50% and (z) an adjusted LIBOR rate for a one-month interest period plus 1.00% plus (b) an applicable margin per year, or (ii) an adjusted LIBOR rate plus an applicable margin per year. The applicable margin is determined based on a total net leverage ratio and ranges from (i) 1.50% to 2.50% with respect to base rate loans and (ii) 2.50% to 3.50% with respect to adjusted LIBOR rate loans.

The availability of the Debt Financing is subject to certain conditions, including legal documentation satisfactory to the lenders providing the Debt Financing.

The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described herein or in the Debt Financing Term Sheet.

The debt financing under the Debt Commitment Letter contemplates the (i) Term Loan Facility, except that (x) it contemplates six years to maturity (as opposed to five years under the Debt Financing Term Sheet), and (y) amortization in respect of the Term Loan Facility is 1.0% per annum (as opposed to 2.50% per annum for the first two years following Closing, 5.0% for the third year following Closing and 7.5% for the fourth and fifth year following Closing under the Debt Financing Term Sheet), and (ii) the Revolving Credit Facility, but it does not contemplate the Delayed Draw Term Loan Facility. In addition, the Debt Commitment Letter contemplates certain other terms that are different from the Debt Financing Term Sheet, including applicable margins that range from, for base rate loans, 3.00% to 3.25% for revolving loans and 3.25% to 3.50% for term loans, and for adjusted LIBOR rate loans, 4.00% to 4.25% for revolving loans and 4.25% to 4.50% for term loans.

The Debt Commitment Letter and the commitments and agreements of the Debt Commitment Parties will automatically terminate (unless the Debt Commitment Parties will, in their discretion, agree to an extension in writing) upon the earliest to occur of (i) the termination of the Merger Agreement prior to the completion of the Business Combination, (ii) the completion of the Business Combination with or without the funding of the Debt Financing and (iii) 5:00 p.m., New York City time, on June 30, 2019. Thunder Bridge may terminate the Debt Commitment Letter at any time prior to the date of the initial funding thereunder.

Despite the Debt Financing and the Debt Commitment Letter, Thunder Bridge may not be able to complete the Business Combination under the Merger Agreement in the event that too many of its Public Shareholders exercise their Redemption Rights and Thunder Bridge cannot deliver the Required Cash Consideration Amount to Repay’s members at Closing (or such lesser amount as Repay specifies in any waiver of such condition). Thunder Bridge may determine prior to the Closing that it wants to seek additional equity financing in addition to the PIPE Financing in order to ensure that it has sufficient cash at the Closing, although Repay has consent rights under the Merger Agreement with respect to any such additional equity financing.

Q.     Why is Thunder Bridge proposing the 2019 Equity Incentive Plan Proposal?

A.     The purpose of the 2019 Equity Incentive Plan is to enable the Company to offer eligible employees, directors and consultants cash and stock-based incentive awards in order to attract, retain and reward these individuals and strengthen the mutuality of interests between them and the Company’s stockholders. For more information, see the section entitled “Shareholder Proposal 3: The 2019 Equity Incentive Plan Proposal.”

Q.     Why is Thunder Bridge proposing the Director Election Proposal?

A.     The Merger Agreement requires that the initial Company Board following the completion of the Business Combination be comprised of Richard E. Thornburgh, Paul R. Garcia and Shaler Alias to serve as Class I directors for a term expiring at the Company’s annual meeting in 2020, Jeremy Schein, Robert H. Hartheimer and Maryann Goebel to serve as Class II directors for a term expiring at the Company’s annual meeting in 2021 and William Jacobs, John Morris and Peter J. Kight to serve as Class III directors for a term expiring at the Company’s annual meeting in 2022. The Director Election Proposal is being presented to implement the requirement of the Merger Agreement to install the Company Board. See the section entitled “Shareholder Proposal 4: The Director Election Proposal” for additional information.

Q.     Why is Thunder Bridge proposing the Articles Amendment Proposal?

A.     The Memorandum and Articles of Association currently prohibits Thunder Bridge from completing a business combination if, upon the completion of the business combination, Thunder Bridge will have net tangible assets of less-than $5,000,001. This prohibition is meant to ensure that Thunder Bridge does become subject to the SEC’s “penny stock” rules by having less than $5,000,001 in net tangible assets. However, because Thunder Bridge is listed on Nasdaq and, following the Business Combination, we expect the Company will remain listed on Nasdaq, neither Thunder Bridge nor the Company will be considered “penny stocks” under the applicable rules, whether or not the value of its net tangible assets falls below $5,000,001. As such, the current prohibition in the Memorandum and Articles of Association is unnecessary to protect Thunder Bridge or the Company from becoming subject to the penny stock rules as a result of the Business Combination. Further, depending on the amount of Redemptions exercised in connection with the Business Combination, expenses incurred by the parties to the Business Combination, amounts of any additional debt and equity financing, and other factors, the Memorandum and Articles as written could inadvertently prohibit the Closing of the Business Combination. For this reason Thunder Bridge proposes amending the Memorandum and Articles of Association pursuant to the Articles Amendment Proposal. For more information, see the section entitled “Shareholder Proposal 5: The Articles Amendment Proposal.”

Q.     Why is Thunder Bridge proposing the Nasdaq Proposal?

A.     Thunder Bridge is proposing the Nasdaq Proposal in order to comply with the Nasdaq Listing Rules. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by any issuer of common stock (or securities convertible into or exercisable for common stock) at a price less than the closing price of the stock if the number of equity securities to be issued is or may be equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. On May 9, 2019, Thunder Bridge entered into the Subscription Agreements whereby the investors named therein committed to purchase 13.5 million Class A ordinary shares in the PIPE Financing in connection with the Business Combination. For more information, see the section entitled “Shareholder Proposal 6: The Nasdaq Proposal.”

Q.     Why is Thunder Bridge proposing the Shareholder Adjournment Proposal?

A.     Thunder Bridge is proposing the Shareholder Adjournment Proposal to allow the adjournment of the Shareholders Meeting to a later date or dates, including if necessary to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting. Please see the section entitled “Shareholder Proposal 7: The Shareholder Adjournment Proposal” for additional information.

Q.     Why is Thunder Bridge holding the Warrant Holders Meeting?

A.     Thunder Bridge is holding the Warrant Holders Meeting to seek approval from the Public Warrant Holders to amend the Warrant Agreement to reduce the number of shares of the Company’s Class A common stock issuable upon exercise of the outstanding warrants, and thereby reduce the amount by which the Company’s stockholders would otherwise have been diluted from the future exercise of the Company’s outstanding warrants. At the Warrant Holders Meeting, Thunder Bridge will ask its Public Warrant Holders to approve and consent to amend to the terms of the Warrant Agreement governing Thunder Bridge’s outstanding warrants to provide that, immediately prior to the consummation of the Business Combination, (i) each of Thunder Bridge’s outstanding warrants, which currently entitle the holder thereof to purchase one Class A ordinary share of Thunder Bridge at an exercise price of $11.50 per share, will become exerciseable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share), (ii) each holder of a warrant will receive, for each such warrant, a cash payment of $1.50 (although the holders of the Private Placement Warrants have waived their rights to receive such payment) and (iii) each Private Placement Warrant will become redeemable and exercisable on the same basis as the Public Warrants. Approval of the Warrant Amendment Proposal is a condition to the consummation of the Business Combination. A summary of the Warrant Amendment Proposal is set forth in the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal” of this proxy statement/prospectus and a complete copy of the amendment to the Warrant Agreement is attached hereto as Annex G.

In addition, at the Warrant Holders Meeting, the Public Warrant Holders will also be asked to approve a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based upon the tabulated vote at the time of the Warrant Holders Meeting, there are not sufficient votes to approve the Warrant Amendment Proposal. This is referred to herein as the Warrant Holders Adjournment Proposal. This proposal will only be presented at the Warrant Holders Meeting if there are not sufficient votes to approve the Warrant Amendment Proposal.

Q.     When and where will the Shareholders Meeting be held?

A.     The Shareholders Meeting will be held following the Warrant Holders Meeting at 10:00 a.m. Eastern Time on         , 2019 at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. Only shareholders who held ordinary shares of Thunder Bridge at the close of business on May 24, 2019 will be entitled to vote at the Shareholders Meeting and at any adjournments and postponements thereof.

Q.     When and where will the Warrant Holders Meeting be held?

A.     The Warrant Holders Meeting will be held prior to the Shareholders Meeting at 9:30 a.m. Eastern Time on         , 2019 at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. Only Public Warrants Holders who held Public Warrants of Thunder Bridge at the close of business on May 24, 2019 will be entitled to vote at the Warrant Holders Meeting and at any adjournments and postponements thereof.

Q.     Who is entitled to vote at the Shareholders Meeting and the Warrant Holders Meeting?

A.     Thunder Bridge has fixed May 24, 2019 as the Record Date. If you were a shareholder of Thunder Bridge at the close of business on the Record Date, you are entitled to vote on matters that come before the Shareholders Meeting except that only holders of Class B ordinary shares as of the Record Date are entitled to vote on the Director Election Proposal. However, a shareholder may only vote his, her or its shares of Public Warrants, as applicable, if he, she or it is present in person or is represented by proxy at the Shareholders Meeting. If you were a Public Warrant Holder of Thunder Bridge at the close of business on the Record Date, you are entitled to vote on matters that come before the Warrant Holders Meeting. However, a Public Warrant Holder may only vote his, her or its warrants if he, she or it is present in person or is represented by proxy at the Warrant Holders Meeting.

Q.     How do I vote?

A.     If you are a record owner of your shares and/or warrants, there are two ways to vote your Thunder Bridge Shares and/or warrants at the Shareholders Meeting and/or the Warrant Holders Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares and/or your warrants as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Thunder Bridge Board “FOR” the Domestication Proposal, the Business Combination Proposal, the 2019 Equity Incentive Plan Proposal, only the election of each of the directors pursuant to The Director Election Proposal, the Nasdaq Proposal, for holders of Thunder Bridge’s Class B ordinary shares only, the Articles Amendment Proposal and the Shareholder Adjournment Proposal (if presented). If you sign and return the proxy card but do not give instructions on how to vote your warrants, your warrants will be voted as recommended by the Thunder Bridge Board “FOR” the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal (if any). Votes received after a matter has been voted upon at the Shareholders Meeting or the Warrant Holders Meeting will not be counted.

You Can Attend the Shareholders Meeting and/or the Warrant Holders Meeting and Vote in Person.    When you arrive, you will receive a ballot that you may use to cast your vote.

If your shares or warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares or warrants you beneficially own are properly counted. If you wish to attend the Shareholders Meeting or the Warrant Holders Meeting and vote in person and your shares or warrants are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Thunder Bridge can be sure that the broker, bank or nominee has not already voted your shares or warrants.

Q:     What if I do not vote my Thunder Bridge Shares and/or warrants or if I abstain from voting?

A:     The approval of the Business Combination Proposal, the 2019 Equity Incentive Plan Proposal, the Nasdaq Proposal and the Shareholder Adjournment Proposal, if presented, requires the affirmative vote of a majority of the outstanding Thunder Bridge Shares as of the Record Date that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Articles Amendment Proposal must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Thunder Bridge Shares as of the Record Date that are present and vote at the Shareholders Meeting. The election of directors pursuant to the Director Election Proposal will require an ordinary resolution of the holders of the Thunder Bridge Class B ordinary shares as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Class B ordinary shares that are present and vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the Shareholder Proposals. As a result, if you abstain from voting on the Shareholder Proposals, your Thunder Bridge Shares will be counted as present for purposes of establishing a quorum (if so present in accordance with the terms of the Memorandum and Articles of Association), but the abstention will have no effect on the outcome of such proposal.

The approval of the Warrant Amendment Proposal requires the affirmative vote by the holders of at least 65% of the outstanding Public Warrants. The Warrant Holders Adjournment Proposal, if presented, requires the affirmative vote by the holders of a majority of the outstanding Public Warrants that are present and entitled to vote at the Warrant Holders Meeting. Abstentions will have the same effect as a vote against the Warrant Amendment Proposal but will have no effect on the Warrant Holder Adjournment Proposal, if presented. Broker non-votes, will have the same effect as a vote against the Warrant Amendment Proposal, but will have no effect on the Warrant Holder Adjournment Proposal.

Q:     What Proposals must be passed in order for the Business Combination to be completed?

A:     The Business Combination will not be completed unless the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Nasdaq Proposal, the Articles Amendment Proposal and the Warrant Amendment Proposal are approved. If Thunder Bridge does not complete a Business Combination by December 21, 2019, Thunder Bridge will be required to dissolve and liquidate itself and return the monies held within its Trust Account to its Public Shareholders unless Thunder Bridge submits and its shareholders approve an extension.

Q:     How does the Thunder Bridge Board recommend that I vote on the Proposals?

A:     The Thunder Bridge Board unanimously recommends that the holders of Thunder Bridge’s ordinary shares entitled to vote on the Shareholder Proposals, vote as follows:

“FOR” approval of the Domestication Proposal;

“FOR” approval of the Business Combination Proposal;

“FOR” approval of the 2019 Equity Incentive Plan Proposal;

“FOR” approval of the election of each of the director nominees pursuant to the Director Election Proposal;

“FOR” approval of the Articles Amendment Proposal;

“FOR” approval of the Nasdaq Proposal; and

“FOR” approval of the Shareholder Adjournment Proposal, if presented;

The Thunder Bridge Board unanimously recommends that the Public Warrant Holders vote as follows:

“FOR” approval of the Warrant Amendment Proposal; and

“FOR” approval of the Warrant Holders Adjournment Proposal, if presented.

Q:     How many votes do I have?

A:     Thunder Bridge shareholders have one vote per each ordinary share of Thunder Bridge held by them on the Record Date for each of the Shareholder Proposals to be voted upon. The Public Warrant Holders have one vote per each Public Warrant of Thunder Bridge held by them on the Record Date for each of the Warrant Holder Proposals to be voted upon.

Q.     How will the Sponsor and Thunder Bridge’s officers and directors vote in connection with the Shareholder Proposals and/or the Warrant Holder Proposals?

A.     As of the Record Date, the Sponsor owned of record an aggregate of 6,450,000 Founder Shares, representing 20% of the issued and outstanding Thunder Bridge Shares. Pursuant to the Insider Letter Agreement, the Sponsor and Thunder Bridge’s directors and officers have agreed to vote the ordinary shares owned by them (including the Founder Shares) in favor of the Shareholder Proposals. The Sponsor and Thunder Bridge’s officers and directors, as of the Record Date, have not acquired any Thunder Bridge ordinary shares during or after our IPO in the open market. However, any subsequent purchases of Thunder Bridge ordinary shares prior to the Record Date by the Sponsor or Thunder Bridge’s officers and directors in the aftermarket will make it more likely that the Shareholder Proposals will be approved as such shares would be voted in favor of the Shareholder Proposals. As of the Record Date, there were 32,250,000 ordinary shares of Thunder Bridge outstanding.

As of the Record Date, the Sponsor did not own any Public Warrants and therefore will not be voting on the Warrant Holder Proposals.

Q.     Do I have Redemption Rights with respect to my Thunder Bridge Shares?

A.     Under Section 49.2 of the Memorandum and Articles of Association, prior to the completion of the Business Combination, Thunder Bridge will provide all of the Public Shareholders with the opportunity to have their shares redeemed upon the completion of the Business Combination, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that Thunder Bridge may not redeem such shares to the extent that such Redemption would result in Thunder Bridge having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination (or if the Articles Amendment is approved, immediately prior to the completion of the Business Combination without regard to the assets or liabilities of the Target Companies).

Public Shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination, whether or not they were holders of Thunder Bridge ordinary shares as of the Record Date or acquired their shares after the Record Date. The Redemptions will be effectuated in accordance with the Memorandum and Articles of Association and Cayman Islands law. Any Public Shareholder who holds ordinary shares of Thunder Bridge on or before         , 2019 (two business days before the Shareholders Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the completion of the Business Combination); provided that such Public Shareholders follow the procedures provided for exercising such Redemption as set forth in the Memorandum and Articles of Association, as described below, by such date. However, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Public Shareholders exercising Redemption Rights, regardless of whether such holders vote for or against the Business Combination Proposal and whether such holders are holders of Thunder Bridge ordinary shares as of the Record Date. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. A Public Shareholder will be entitled to receive cash for these shares only if the Business Combination is completed.

Q:     May the Sponsor, Thunder Bridge’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:     The Sponsor and Thunder Bridge’s directors, officers, advisors or their affiliates may purchase Thunder Bridge Shares in privately negotiated transactions or in the open market either prior to or after the Closing of the Business Combination, including from Thunder Bridge shareholders who would have otherwise exercised their Redemption Rights. However, the Sponsor, directors and officers have no current commitments or plans to engage in such transactions and have not formulated any terms or conditions for any such transactions at the date of this proxy statement/prospectus, other than the commitment by Mr. Kight noted below. If Thunder Bridge engages in such transactions, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M under the Exchange Act. Any such purchase after the Record Date would include a contractual acknowledgement that the selling shareholder, although still the record holder of Thunder Bridge Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event the Sponsor or Thunder Bridge’s directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the Trust Account.

On May 9, 2019, Peter J. Kight, Thunder Bridge’s executive chairman, entered into a subscription agreement with Thunder Bridge in connection with the PIPE Financing, pursuant to which Thunder Bridge agreed to issue him 500,000 Class A ordinary shares, at a price of $10.00 per Class A ordinary share. The PIPE Financing is conditioned on the Closing being scheduled to occur concurrently or immediately following the closing of the PIPE Financing and other customary closing conditions.

Pursuant to the Insider Letter Agreement, the Sponsor and Thunder Bridge’s directors and officers have agreed to waive their Redemption Rights with respect to (i) the 6,450,000 Founder Shares owned by the Sponsor and (ii) any other Thunder Bridge ordinary shares owned by the Sponsor or Thunder Bridge’s directors and officers, and such shares will be excluded from the pro rata calculation used to determine the per-share Redemption Price. However, if the Sponsor or Thunder Bridge’s directors, officers and their affiliates acquired Public Shares in or after the IPO (or acquire Public Shares following the date of this proxy statement/prospectus), they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Thunder Bridge fails to complete a Business Combination by December 21, 2019.

Q.     Is there a limit on the number of shares I may redeem?

A.     Each Public Shareholder, together with any affiliate or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to 15% or more of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by Thunder Bridge. Any Public Shareholder who holds less than 15% of the Public Shares may have all of the Public Shares held by him or her redeemed for cash.

Q.     How do I exercise my Redemption Rights?

A.     If you are a Public Shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on         , 2019 (two (2) business days before the Shareholders Meeting), that Thunder Bridge redeem your shares into cash; (ii) affirmatively certify in your request to Thunder Bridge’s Transfer Agent for Redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) and (iii) submit your request in writing to Thunder Bridge’s Transfer Agent, at the address listed at the end of this section and deliver your shares to Thunder Bridge’s Transfer Agent physically or electronically using The Depository Trust Company’s DWAC system at least two business days prior to the vote at the Shareholders Meeting.

Any request for Redemption, once made by a Public Shareholder, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Shareholders Meeting. In addition, if you deliver your shares for Redemption to Thunder Bridge’s Transfer Agent and later decide prior to the Shareholders Meeting not to elect Redemption, you may request that Thunder Bridge’s Transfer Agent return the shares (physically or electronically). You may make such request by contacting Thunder Bridge’s Transfer Agent at the phone number or address listed at the end of this section.

Any corrected or changed written demand of Redemption Rights must be received by Thunder Bridge’s secretary two business days prior to the vote taken on the Business Combination Proposal at the Shareholders Meeting. No demand for Redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Shareholders Meeting.

Public Shareholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Thunder Bridge’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Thunder Bridge does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

If a Public Shareholder properly demands Redemption as described above, then, if the Business Combination is completed, Thunder Bridge will redeem the shares subject to the Redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your Redemption Rights, then you will be exchanging your Thunder Bridge Shares for cash and will no longer own these shares following the Business Combination.

If you are a Public Shareholder and you exercise your Redemption Rights, it will not result in either the exercise or loss of any Thunder Bridge warrants that you may hold. Your Thunder Bridge warrants will continue to be outstanding following a Redemption of your Thunder Bridge Shares and will become exercisable in connection with the completion of the Business Combination.

If you intend to seek Redemption of your Public Shares, you will need to deliver your shares (either physically or electronically) to Thunder Bridge’s Transfer Agent prior to the meeting, as described in this proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

Q.     What happens if the Business Combination is not completed?

A.     If a Public Shareholder has tendered shares to be redeemed but the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. The current deadline set forth in the Memorandum and Articles of Association for Thunder Bridge to complete its initial Business Combination is December 21, 2019 (18 months after the closing of the IPO). If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the Public Warrant Holders have approved the Warrant Amendment Proposal.

SELECTED HISTORICAL FINANCIAL INFORMATION OF THUNDER BRIDGE

The following table sets forth selected historical financial information derived from Thunder Bridge’s unaudited financial statements as of March 31, 2019 and 2018 and for the three months ended March 31, 2019 and 2018 and the audited financial statements as of December 31, 2018 and for the year then ended, and the audited financial statements as of December 31, 2017 and for the period from September 18, 2017 (date of inception) to December 31, 2017, each of which is included elsewhere in this proxy statement/prospectus. Such financial information should be read in conjunction with the audited financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Thunder Bridge” and Thunder Bridge’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Three Months ended March 31, 2019	Three Months ended March 31, 2018	Year ended December 31, 2018	September 18, 2017 (inception) to December 31, 2017
Statement of Operations Data:
Operating expenses
Formation costs and other operating expenses	$(1,004,234)	$(60)	$(1,151,231)	$(5,270)
Loss from operations	(1,004,234)	(60)	(1,151,231)	(5,270)
Other income
Interest and unrealized gains on marketable securities	1,521,846	—	2,674,659	—
Net Income (Loss)	$517,612	$(60)	$1,523,428	$(5,270)
Basic net loss per share attributable to ordinary shares	$(0.12)	$(0.00)	$(0.14)	$(0.00)
Diluted net loss per share attributable to ordinary shares
Weighted average shares outstanding, basic	7,968,634	6,468,750	7,166,771	4,904,762
Weighted average shares outstanding, diluted	7,968,634	6,468,750	7,166,771	4,904,762

Cash Flow Data:
Net cash used in operating activities	$(266,305)	$(60)	$(961,096)	$(5,270)
Net cash used in investing activities	$—	$—	$(260,580,000)	$—
Net cash provided by (used in) financing activities	$316,866	$(21,994)	$261,624,097	$31,087

Balance Sheet Data:
Cash	$159,379	$3,763	$108,818	$25,817
Cash and investments held in Trust Account	$264,776,505	$—	$263,254,659	$—
Total assets	$265,024,959	$197,270	$263,494,089	$176,330
Common stock subject to possible redemption	$249,000,953	$—	$248,483,332	$—
Total stockholders’ equity	$5,000,001	$19,670	$5,000,010	$19,730

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF REPAY

The following selected historical financial data should be read together with the consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Repay” appearing elsewhere in this proxy statement/prospectus. The selected consolidated financial data in this section is not intended to replace Repay’s consolidated financial statements and the related notes. Repay’s historical results are not necessarily indicative of its future results, and its results as of and for the three months ended March 31, 2019 are not necessarily indicative of results that may be expected for the year ended December 31, 2019. Throughout this section, unless otherwise noted, “we”, “us”, “our” and “Repay” refer to Hawk Parent Holdings LLC and its consolidated subsidiaries.

We derived the selected consolidated statements of operations data for the years ended December 31, 2018 and 2017 and the period from Inception through December 31, 2016 (Successor) and the period from January 1, 2016 to August 31, 2016 (Predecessor) and the consolidated balance sheet data as of December 31, 2018, 2017 and 2016, from our audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2019 and 2018 and the selected consolidated balance sheet data as of March 31, 2019 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The unaudited condensed consolidated financial statements were prepared on the same basis as the audited financial statements and include, in the opinion of Repay’s management, all adjustments, consisting of normal and recurring adjustments that management consider necessary for a fair presentation of the financial information set forth in such statements.

	Successor					Predecessor
	Three months ended March 31,		Year Ended December 31,		From Inception to December 31,	From January 1, 2016 to August 31,
	2019	2018	2018	2017	2016	2016
				(in thousands)
Statement of Operations Data:
Revenue
Processing and service fees	$24,321	$20,864	$82,186	$57,063	$16,810	$34,532
Interchange and network fees	14,927	11,933	47,827	36,888	11,937	19,016
Total revenue	39,249	32,797	130,013	93,951	28,747	53,548
Operating expenses
Interchange and network fees	14,927	11,933	47,827	36,888	11,937	19,016
Other cost of services	6,417	7,194	27,160	20,713	6,689	15,596
Selling, general and administrative	8,677	9,594	29,097	14,604	6,301	17,273
Depreciation and amortization	2,914	2,392	10,421	7,457	2,207	1,530
Change in fair value of contingent consideration			(1,103)	(2,100)	—	—
Total operating expenses	32,935	31,113	113,402	77,562	27,134	53,415
Income from operations	6,313	1,684	16,508	16,389	1,613	133
Interest expense	(1,449)	(1,503)	(6,073)	(5,706)	(1,917)	(334)
Other expenses	—	—	(1)	(1,235)	(7)	—
Total other expenses	(1,449)	(1,503)	(6,074)	(6,941)	(1,924)	(334)
Net income (loss)	$4,864	$181	$10,537	$9,448	$(311)	$(201)

Balance Sheet Data (at period end):
Cash and cash equivalents	$12,723		$13,285	$6,138	$2,778
Working capital(1)	$7,223		$(565)	$(5,733)	$(2,556)
Total assets	$215,822		$219,058	$211,598	$164,435
Long-term debt(2)	$84,692		$85,815	$90,308	$46,602
Total members’ equity	$113,918		$109,078	$104,051	$99,461

Key Operating and Non-GAAP Financial Data:
Card payment volume(3)	$2,439,347	$1,842,066	$7,451,759	$5,248,172	$1,562,688	$2,791,278
Adjusted EBITDA(4)	$11,338	$9,446	$36,779	$25,426	$7,405	$14,147

____________

(1)      Working capital is calculated as total current assets less total current liabilities in the historical financial statements of Repay included elsewhere in this proxy statement/prospectus.

(2)      Represents outstanding term loans, less current maturities and debt issuance costs. Does not include revolver borrowings.

(3)      Represents total dollar amount of all card payments processed by Repay’s clients through its services during the periods presented.

(4)      Adjusted EBITDA is a non-GAAP financial measure that represents net income prior to interest expense and depreciation and amortization, as adjusted to add back certain non-cash and non-recurring charges, such as loss on extinguishment of debt, non-cash change in fair value of contingent consideration, share-based compensation charges, transaction expenses, management fees, legacy commission related charges, employee recruiting costs, loss on disposition of property and equipment, other taxes, strategic initiative related costs and other non-recurring charges.

Repay discloses Adjusted EBITDA in this proxy statement/prospectus because it is a key measure used by its management to evaluate Repay’s business, measure its operating performance and make strategic decisions. Repay believes Adjusted EBITDA is useful for investors and others in understanding and evaluating its operations results in the same manner as its management. However, Adjusted EBITDA is not a financial measure calculated in accordance with GAAP and should not be considered as a substitute for net income, operating profit, or any other operating performance measure calculated in accordance with GAAP. Using this non-GAAP financial measure to analyze Repay’s business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in Repay’s industry may report measures titled Adjusted EBITDA or similar measures, such non-GAAP financial measures may be calculated differently from how Repay calculates its non-GAAP financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other financial results presented in accordance with GAAP.

The following table presents a reconciliation of net income to Adjusted EBITDA for each of the periods indicated:

	Successor					Predecessor
	Three months ended March 31,		Year Ended December 31,		From Inception to December 31,	From January 1, to August 31,
	2019	2018	2018	2017	2016	2016
				(in thousands)
Net income (loss)	$4,864	$181	$10,537	$9,448	$(311)	$(201)
Plus:
Interest expense	1,449	1,503	6,073	5,706	1,917	334
Depreciation and amortization	2,914	2,392	10,421	7,457	2,207	1,530
EBITDA	9,227	4,076	27,031	22,611	3,813	1,663
Loss on extinguishment of debt(a)	—	—	1	1,235	7	—
Non-cash change in fair value of contingent consideration(b)	—	—	(1,103)	(2,100)	—	—
Share-based compensation expense(c)	127	219	797	622	137	—
Transaction expenses(d)	1,686	513	4,751	1,351	2,988	12,354
Management fees(e)	100	100	400	400	133	80
Legacy commission related charges(f)	—	4,168	4,168	782	188	—
Employee recruiting costs(g)	15	77	256	278	—	—
Loss on disposition of property and equipment	—	—	17	8	7	—
Other taxes(h)	59	173	216	98	1	121
Strategic initiatives related costs(i)	124	72	272	164	15	—
Other non-recurring charges(j)	—	47	(27)	(23)	120	67
Adjusted EBITDA	$11,338	$9,446	$36,779	$25,426	$7,409	$14,285

____________

(a)      Reflects write-offs of debt issuance costs relating to Repay’s term loans and prepayment penalties relating to its previous debt facility.

(b)      Reflects the changes in management’s estimates of future cash consideration to be paid in connection with prior acquisitions from the amount estimated as of the later of the most recent balance sheet date or the original estimates made at the closing of the applicable acquisition.

(c)      Represents compensation expense associated with Repay’s equity compensation plans. Refer to Note 11 and Note 12 to Repay’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

(d)      Primarily consists of the professional service fees and other costs in connection with (1) the Business Combination and a potential acquisition by Repay that was abandoned during the year ended December 31, 2018, (2) financing transactions and the acquisitions of (i) PaidSuite, Inc., and PaidMD, LLC and (ii) Paymaxx Pro, LLC during the year ended December 31, 2017, as well as additional expenses related to such acquisitions during the three months ended March 31, 2018, (3) the 2016 Recapitalization during the period from Inception to December 31, 2016 (Successor) and (4) financing transactions and the acquisition of Sigma Payment Solutions Inc. during the period from January 1, 2016 to August 31, 2016 (Predecessor).

(e)      For all successor periods, reflects management fees paid to Corsair Investments pursuant to the management agreement, which will terminate upon the completion of the Business Combination. See “Certain Relationships and Related Person Transactions — Repay Related Person Transactions.” For the predecessor period, reflects management fees paid to the private equity sponsor (the “prior financial sponsor”) prior to the 2016 Recapitalization with Corsair.

(f)      Represents payments made to certain employees in connection with significant restructuring of their commission structures. These payments were non-recurring and represented commission structure changes which are not in the ordinary course of business.

(g)      Represents payments made to third-party recruiters in connection with a significant expansion of the Repay personnel, which we expect will become more moderate in subsequent periods.

(h)      Reflects franchise taxes and other non-income based taxes.

(i)      Consulting fees relating to our processing services and other operational improvements that were not in the ordinary course, in the aggregate amount of $124,000, and $55,000 are reflected in the three months ended March 31, 2019 and 2018, respectively. Additionally, one-time fees relating to special projects for new market expansion that are not anticipated to continue in the ordinary course of business are reflected in the three months ended March 31, 2018.

Consulting fees relating to processing services and other operational improvements that were not in the ordinary course, in the aggregate amount of $132,169, $65,200 and $15,150 are reflected during the years ended December 31, 2018 and 2017, and the period from Inception to December 31, 2016, respectively. One-time payment to a vendor for additional merchant data in the amount of $115,000 and certain one-time expenses relating to special projects for new market expansion that are not anticipated to continue in the ordinary course of business are reflected in the year ended December 31, 2018. Legal expenses relating to review of compliance matters are reflected in the years ended December 31, 2018 and 2017.

(j)      For the three months ended March 31, 2018, consists of litigation expenses related to a dispute with a former customer, which expenses were offset in subsequent periods as a result of its settlement.

For the year ended December 31, 2018, consists of legal expenses incurred in connection with a claim brought by a former employee which has subsequently been resolved, and expenses related to the reclassification of select Repay employees from salaried to hourly, offset by adjustments resulting from a litigation settlement.

For the year ended December 31, 2017, reflects litigation related expenses; compliance audit expenses as a result of growth in card processing volume; strategic planning and consulting fees relating to the prior financial sponsor (“prior sponsor related expenses”); a write-off relating to an employee advance, offset by timing adjustments associated with prior sponsor related expenses and recruiting fees.

For the period from Inception to December 31, 2016 and from January 1, 2016 to August 31, 2016, consists of prior sponsor related expenses and expenses relating to interns, offset by timing adjustments associated with the prior sponsor related expenses and recruiting fees.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus.

The following selected unaudited pro forma condensed combined balance sheet as of March 31, 2019 combines the historical balance sheet of Thunder Bridge as of March 31, 2019 and the historical consolidated balance sheet of Repay as of March 31, 2019, giving effect to the Business Combination as described below on a pro forma basis as if it had been completed on March 31, 2019. The following selected unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2019 and the year ended December 31, 2018 combines the historical consolidated statement of operations of Thunder Bridge for the three months ended March 31, 2019 and the year ended December 31, 2018 with the historical consolidated statement of operations of Repay for the three months ended March 31, 2019 and the year ended December 31, 2018, giving effect to the Business Combination as described on a pro forma basis as if it had been completed on January 1, 2018. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Thunder Bridge,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Repay” and the following historical financial statements and accompanying notes of Thunder Bridge and Repay, which are included elsewhere in this proxy statement/prospectus:

•        Thunder Bridge’s unaudited financial statements as of and for the three months ended March 31, 2019 and the related notes;

•        Repay’s unaudited consolidated financial statements as of and for the three months ended March 31, 2019 and the related notes;

•        Thunder Bridge’s audited financial statements as of and for the year ended December 31, 2018 and the related notes; and

•        Repay’s audited consolidated financial statements as of and for the year ended December 31, 2018 and the related notes.

On January 21, 2019, Thunder Bridge and Repay entered into the Merger Agreement. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Closing, (a) Thunder Bridge will effect the Domestication from the Cayman Islands to become a Delaware corporation and (b) Merger Sub will merge with and into Repay, with Repay continuing as the surviving entity and becoming a subsidiary of the Company (with Thunder Bridge receiving limited liability company interests in Repay as the surviving entity and becoming the managing member of the surviving entity). In connection with the Domestication and simultaneously with the completion of the Business Combination, Thunder Bridge will change its corporate name to “Repay Holdings Corporation”. At the effective time of the Business Combination, all outstanding securities of Repay will be converted into the right to receive the Merger Consideration, and all of the outstanding securities of Thunder Bridge will convert into outstanding securities of the Company.

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the Company’s operating results. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Company upon completion of the Business Combination. The pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements and described in the notes thereto reflect, among other things, the completion of the Business Combination and the other transactions contemplated by the Merger Agreement, including the estimated issuance of indebtedness and the estimated issuance of shares of common stock in connection with the PIPE Financing to finance the completion of the Business Combination, the issuance of cash and equity consideration as part of the Merger Consideration, the transactions costs in connection with the Business Combination, the cash required for the Warrant Cash Payment to be made to the Public Warrant Holders and the impact of the accounting and tax effect of pro forma adjustments at the estimated effective income tax rate applicable to such adjustments.

The unaudited pro forma condensed combined financial statements are presented in two scenarios: (1) assuming no Class A ordinary shares are redeemed (“No Redemptions”), and (2) assuming the maximum number of Class A ordinary shares that can be redeemed, while still satisfying the closing conditions under the Merger Agreement, which effectively requires the post-Closing balance sheet to have cash and cash equivalents of $10,000,000, are redeemed (without any additional equity financing taking place other than the PIPE Financing) (“Maximum Redemptions”). In the event that there are redemptions of Class A ordinary shares in excess of the Maximum Redemptions:

•        Thunder Bridge has the ability to raise additional equity financing (in addition to the contemplated PIPE Financing) of up to an amount equal to $30,000,000 plus the amount of the aggregate Redemption Price of any Redemptions (for such purposes, using the amount in the Trust Account on the date of determination), subject to the reasonable consent of Repay and other terms and conditions specified in the Merger Agreement; and

•        in the event Repay exercises its option to waive the Cash Consideration Condition to a lower amount, a corresponding, larger portion of the Merger Consideration will be payable in Post-Merger Repay Units and the voting power of the Repay Equity Holders following the Business Combination will be greater relative to that of the Thunder Bridge shareholders than is currently contemplated.

In the No Redemptions scenario, the unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provisions of Accounting Standard Codifications 805, Business Combinations (“ASC 805”) on the basis of Thunder Bridge as the accounting acquirer. Accordingly, the purchase price is allocated to the underlying assets acquired and liabilities assumed based on their estimated fair values as of the closing of the Business Combination, with any excess purchase price allocated to goodwill. Thunder Bridge has not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimates of Thunder Bridge based on the information currently available and are subject to change once additional analyses are completed.

Notwithstanding the treatment of Thunder Bridge as the accounting acquirer in the No Redemptions scenario described above, Thunder Bridge believes that if more than approximately 10,500,000 Class A ordinary shares are redeemed, existing Thunder Bridge shareholders would cease to hold the largest noncontrolling voting interest in the Company, and in combination with other factors relevant under ASC 805, Thunder Bridge would reevaluate the determination of the accounting acquirer and may conclude that Repay should be treated as the accounting acquirer as opposed to Thunder Bridge. Thunder Bridge determined that the maximum number of Class A ordinary shares that can be redeemed in the Maximum Redemptions scenario would be approximately 12,200,000 shares, as of March 31, 2019, and therefore, the unaudited pro forma condensed combined financial statements for such scenario were prepared using the acquisition method of accounting under the provisions of ASC 805 on the basis of Repay as the accounting acquirer. Thus, in the Maximum Redemptions scenario, the Business Combination is accounted for as a reverse merger, which eliminates the step up in basis for acquired assets and liabilities, and as a contribution of equity.

Furthermore, the final purchase price of the Business Combination is subject to the settlement of certain Closing Adjustment Items pursuant to the Merger Agreement, including, among others, transaction expenses and working capital adjustments.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the Business Combination occurred on the dates indicated or the future results that the Company will experience. Repay and Thunder Bridge have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information is not necessarily indicative of results as of or for periods after March 31, 2019. In particular, the components comprising the Cash Consideration have fluctuated since March 31, 2019 and are expected to continue to do so. Thunder Bridge and Repay currently expect that the components of the Cash Consideration will be sufficient as of the Closing of the Merger to permit Thunder Bridge to satisfy the Cash Consideration Condition as of the Closing Date.

In addition, the pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements. The Company will incur additional costs after the Business Combination in order to satisfy its obligations as a reporting public company. In addition, we anticipate the adoption of the 2019 Equity Incentive Plan for employees, officers and directors. No adjustment to the unaudited pro forma statement of operations has been made for these items as they are not directly related to the Business Combination and/or such amounts are not yet known.

	For the Three Months March 31, 2019
	Thunder Bridge (Historical)	Repay (Historical)	Combined Pro Forma – No Redemptions	Combined Pro Forma – Maximum Redemptions
Statements of Operations Data:
Total revenue	$—	$39,248,594	$39,248,594	$39,248,594
Total operating expenses	1,004,234	32,935,335	43,288,086	33,939,569
(Loss) income from operations	(1,004,234)	6,313,259	(4,039,492)	5,309,025
Net (loss) income	517,612	4,864,386	(5,721,073)	2,066,648
Net (loss) income attributable to noncontrolling interests	—	—	(1,903,794)	811,505
Net (loss) income attributable to the Company	$517,612	$4,864,386	$(3,817,279)	$1,255,143
Weighted average shares outstanding, basic	7,968,634		40,450,000	28,237,088
Basic earnings (loss) per share	$(0.12)		$(0.09)	$0.04
	For the Year Ended December 31, 2018
	Thunder Bridge (Historical)	Repay (Historical)	Combined Pro Forma – No Redemptions	Combined Pro Forma – Maximum Redemptions
Statements of Operations Data:
Total revenue	$—	$130,012,940	$130,012,940	$130,012,940
Total operating expenses	1,151,231	113,401,582	153,204,409	114,552,813
(Loss) income from operations	(1,151,231)	16,611,358	(23,191,469)	15,460,127
Net (loss) income	1,523,428	10,537,443	(27,887,854)	4,153,206
Net (loss) income attributable to noncontrolling interests	—	—	(9,111,536)	1,445,985
Net (loss) income attributable to the Company	$1,523,428	$10,537,443	$(18,776,318)	$2,707,221
Weighted average shares outstanding, basic	7,166,771		40,450,000	28,384,335
Basic earnings (loss) per share	$(0.14)		$(0.46)	$0.10
	As of March 31, 2019
	Thunder Bridge (Historical)	Repay (Historical)	Combined Pro Forma – No Redemptions	Combined Pro Forma – Maximum Redemptions
Balance Sheet Data:
Cash and cash equivalents	$159,379	$12,722,640	$60,000,000	$10,000,003
Restricted cash	$—	$6,778,420	$6,778,420	$6,778,420
Total assets	$265,024,959	$215,822,390	$757,622,652	$213,188,828
Current maturities of long-term debt	$—	$4,900,000	$4,250,000	$4,250,000
Current portion of Tax Receivable Agreement obligations	$—	$—	$3,822,434	$3,150,576
Long-term debt, net of current maturities	$—	$84,692,055	$159,906,976	$159,906,976
Total liabilities	$11,024,005	$101,904,216	$261,454,649	$268,606,447
Total shareholders’ equity	$5,000,001	$113,918,174	$346,147,918	$48,709,788

COMPARATIVE PER SHARE INFORMATION

The following table sets forth historical comparative per share information of Thunder Bridge, on a stand-alone basis, and the unaudited pro forma condensed combined per share information after giving effect to the Business Combination, assuming No Redemptions and Maximum Redemptions, respectively.

The historical information should be read in conjunction with the information in the sections entitled “Selected Historical Financial Information of Thunder Bridge” and “Selected Historical Consolidated Financial and Other Data of Repay” and the historical financial statements of Repay and Thunder Bridge included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information is derived from, and should be read in conjunction with, the information contained in the section of this proxy statement/prospectus entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma combined share information does not purport to represent what the actual results of operations of the Company would have been had the Business Combination been completed or to project Thunder Bridge’s and the Company’s results of operations that may be achieved after the Business Combination. The unaudited pro forma shareholders’ equity per share information below does not purport to represent what the value of Repay and Thunder Bridge would have been had the Business Combination been completed nor the shareholders’ equity per share for any future date or period.

As of and for the three months ended March 31, 2019	Thunder Bridge (Historical)	Repay (Historical)(1)		Combined Pro Forma – No Redemptions	Combined Pro Forma – Maximum Redemptions
Net (loss) income	$517,612		$4,864,386	$(5,721,073)	$2,066,648
Net (loss) income attributable to the Company	$517,612		$4,864,386	$(3,817,279)	$1,255,143
Shareholders’ equity	$5,000,001		$113,918,174	$346,147,918	$48,709,788
Weighted average ordinary shares outstanding (basic)	7,968,634		n/a	40,450,000	28,237,088
Weighted average ordinary shares outstanding (diluted)	7,968,634		n/a	40,450,000	31,288,477
Number of shares outstanding (basic) at period end	7,980,901		n/a	40,450,000	28,237,088
Number of shares outstanding (diluted) at period end	7,980,901		n/a	40,450,000	31,288,477
Net (loss) income per share attributable to ordinary shares (basic)	$(0.12)	$	n/a	$(0.09)	$0.04
Net (loss) income per share attributable to ordinary shares (diluted)	$(0.12)	$	n/a	$(0.09)	$0.04
Shareholders’ equity per share (basic) at period end	$0.63	$	n/a	$8.56	$1.73
Shareholders’ equity per share (diluted) at period end	$0.63	$	n/a	$8.56	$1.56
Cash dividends per ordinary share	$—	$	n/a	—	$—

As of and for the year ended December 31, 2018
Net (loss) income	$1,523,428		$10,537,443	$(27,887,854)	$4,153,206
Net (loss) income attributable to the Company	$1,523,428		$10,537,443	$(18,776,318)	$2,707,221
Shareholders’ equity	$5,000,010		$109,078,357	$348,019,971	$63,273,989
Weighted average ordinary shares outstanding (basic)	7,166,771		n/a	40,450,000	28,384,335
Weighted average ordinary shares outstanding (diluted)	7,166,771		n/a	40,450,000	31,435,724
Number of shares outstanding (basic) at period end	7,813,708		n/a	40,450,000	28,384,335
Number of shares outstanding (diluted) at period end	7,813,708		n/a	40,450,000	31,435,724
Net (loss) income per share attributable to ordinary shares (basic)	$(0.14)	$	n/a	$(0.46)	$0.10
Net (loss) income per share attributable to ordinary shares (diluted)	$(0.14)	$	n/a	$(0.46)	$0.09
Shareholders’ equity per share (basic) at period end	$0.70	$	n/a	$8.60	$2.23
Shareholders’ equity per share (diluted) at period end	$0.70	$	n/a	$8.60	$2.01
Cash dividends per ordinary share	$—	$	n/a	—	$—

____________

(1)      Repay historically has not calculated amounts relating to number of shares, weighted average of shares and net (loss) income per share due to its limited liability company structure. See Note 1 to Repay’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Proposals described in this proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, the Company’s business, financial condition and results of operations. If any of the events described below occur, the Company’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Company’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Thunder Bridge and Repay.

Throughout this section, references to the “Company” refer to the Company and its consolidated subsidiaries as the context so requires.

Risks Related to the Domestication and the Business Combination

Thunder Bridge’s shareholders will experience dilution due to the issuance of securities convertible into the shares of Class A common stock of the Company to the Repay Equity Holders as consideration in the Merger, the issuance of shares to the PIPE Investors in the PIPE Financing and the issuance to the Repay Equity Holders of securities entitling them to a significant voting stake in the Company.

Based on Repay’s and Thunder Bridge’s current capitalization (and the assumptions regarding the Merger Consideration paid at Closing described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), we anticipate issuing to the Repay Equity Holders an aggregate of 14,874,652 Post-Merger Repay Units that will be exchangeable into an identical number of shares of the Class A common stock pursuant to the Exchange Agreement, to the current Repay Equity Holders as partial consideration in the Merger. Additionally, each current member of Repay will be issued a share of Class V common stock of the Company, entitling such member to a number of votes on matters subject to the vote of the Company common stockholders equal to the number of Post-Merger Repay Units held by such Repay Equity Holder. Furthermore, if the 2019 Equity Incentive Plan Proposal is approved, a number of shares equal to 10% of the sum of (i) the number of issued and outstanding shares of Class A common stock immediately after the Closing, (ii) the number of issued and outstanding Post-Merger Repay Units immediately after the Closing, excluding those held by the Company, (iii) the maximum number of Earn-Out Units and (iv) the number of shares reserved under the 2019 Equity Incentive Plan will be authorized for issuance under the 2019 Equity Incentive Plan, which using the assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” would be 7,309,961 shares of Class A common stock, and it is currently expected that shortly after the Closing, the Company will issue 2,047,851 restricted shares of Class A common stock to executives or the directors of the Company following the Merger (see the section entitled “Shareholder Proposal 3: The 2019 Equity Incentive Plan Proposal”). In addition, Thunder Bridge will issue 13.5 million shares to the PIPE Investors pursuant to the PIPE Financing simultaneously with or immediately prior to the Closing. Based on the assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, Thunder Bridge’s current shareholders would hold in the aggregate approximately 48.7% of the outstanding Class A common stock (46.6% held by the Public Shareholders and 2.1% held by the Sponsor), the PIPE Investors are expected to own approximately 24.4% of the Company’s outstanding Class A common stock and the current Repay Equity Holders holding approximately 26.9% of the outstanding Class A common stock. Without limiting the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, these ownership percentages do not take into account:

•        any warrants or options to purchase the Class A common stock that will be outstanding following the Merger;

•        any equity awards that may be issued under the proposed 2019 Equity Incentive Plan following the Merger, including 2,047,851 shares of restricted Class A common stock currently expected to be issued to Company executives shortly after the Closing, which number of restricted shares represents approximately 28% of the total number of shares currently expected to be authorized for issuance under the 2019 Equity Incentive Plan using the assumptions described under the section entitled “Frequently Used Terms — Share

Calculations and Ownership Percentages” (See the section entitled “Shareholder Proposal 3: The 2019 Equity Incentive Plan Proposal” for more information and the section entitled “Executive Compensation of Repay — Key Compensation Actions in 2019 — Equity Grants”); or

•        the Earn-Out Units or any adjustments to the Merger Consideration pursuant to the Merger Agreement not reflected in our assumptions described above and in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”.

If any of the Public Shares are redeemed in connection with the Merger, the percentage of the outstanding Class A ordinary shares held by the Public Shareholders will decrease and the percentages of the outstanding Class A common stock held immediately following the Business Combination by the Sponsor and the percentage of voting power of Class A common stock issuable to the Repay Equity Holders upon exchange of Post-Merger Repay Units will increase. To the extent that any of the outstanding warrants are exercised for shares of Class A common stock, or additional awards are issued under the proposed 2019 Equity Incentive Plan, Thunder Bridge’s existing shareholders may experience substantial dilution. Such dilution could, among other things, limit the ability of Thunder Bridge’s current shareholders to influence the Company’s management through the election of directors following the Business Combination.

The ability of Thunder Bridge’s shareholders to exercise Redemption Rights with respect to Thunder Bridge’s Public Shares may prevent Thunder Bridge from completing the Business Combination or optimizing its capital structure.

Thunder Bridge does not know how many shareholders will ultimately exercise their Redemption Rights in connection with the Business Combination. As such, the Business Combination is structured based on Thunder Bridge’s expectations (and those of the other parties to the Merger Agreement) as to the number of shares that will be submitted for Redemption. In addition, if a larger number of shares are submitted for Redemption than Thunder Bridge initially expected, Thunder Bridge may need to seek to arrange for additional third party financing to be able to deliver the Required Cash Consideration Amount to Repay at Closing (or such lower cash amount designated by Repay if Repay waives the condition).

Although Thunder Bridge has obtained the Debt Commitment Letter and negotiated the Debt Financing Term Sheet in respect of the Debt Financing and the Subscription Agreements in respect of the PIPE Financing, if too many Public Shareholders elect to redeem their shares, the Debt Financing and PIPE Financing alone may be insufficient to complete the Merger, and additional third-party financing may not be available to Thunder Bridge. Even if such third-party financing is available, Thunder Bridge’s ability to obtain such financing is subject to restrictions set forth in the Merger Agreement, including the consent of Repay. For information regarding the parameters of such restrictions, please see the sections of this proxy statement/prospectus entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” and “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Closing Conditions.”

Furthermore, raising such additional financing, or increasing the equity portion of the Merger Consideration, in either case if so authorized by Repay, may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. For information on the consequences if the Business Combination is not completed or must be restructured, please see the section of this proxy statement/prospectus entitled “Risk Factors — Risks Related to Thunder Bridge.”

Subsequent to the completion of the Business Combination, the Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Thunder Bridge cannot assure you that the due diligence Thunder Bridge has conducted on Repay will reveal all material issues that may be present with regard to Repay, or that factors outside of Thunder Bridge’s or Repay’s control will not later arise. As a result of unidentified issues or factors outside of Thunder Bridge’s or Repay’s control, the Company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Thunder Bridge’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by Thunder Bridge. Even though these charges may be non-cash items that would not have an immediate impact on the Company’s liquidity, the fact that the Company reports charges of this nature could contribute to negative market perceptions about the Company or its securities. In addition, charges of this nature may cause the Company to violate leverage or other covenants to which it may be subject. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares from any such write-down or write-downs.

The Company’s ability to be successful following the Business Combination will depend upon the efforts of the Company Board and Repay’s key personnel and the loss of such persons could negatively impact the operations and profitability of the Company’s business following the Business Combination.

The Company’s ability to be successful following the Business Combination will be dependent upon the efforts of the Company Board and key personnel. Thunder Bridge cannot assure you that, following the Business Combination, the Company Board and the Company’s key personnel will be effective or successful or remain with the Company. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause the Company’s management to expend time and resources becoming familiar with such requirements.

The Company will be a holding company and its only material asset after completion of the Business Combination will be its interest in Repay, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.

Upon completion of the Business Combination, the Company will be a holding company with no material assets other than its ownership of Post-Merger Repay Units and its managing member interest in Repay. As a result, the Company will have no independent means of generating revenue or cash flow. The Company’s ability to pay taxes, make payments under the Tax Receivable Agreement and pay dividends will depend on the financial results and cash flows of Repay and its subsidiaries and the distributions it receives from Repay. Deterioration in the financial condition, earnings or cash flow of Repay and its subsidiaries, including its operating subsidiaries such as M & A Ventures, LLC, for any reason could limit or impair Repay’s ability to pay such distributions. Additionally, to the extent that the Company needs funds and Repay and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or Repay is otherwise unable to provide such funds, it could materially adversely affect the Company’s liquidity and financial condition.

Repay will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Post-Merger Repay Units. Accordingly, the Company will be required to pay income taxes on its allocable share of any net taxable income of Repay. Under the terms of the Amended Operating Agreement, Repay is obligated to make tax distributions to holders of Post-Merger Repay Units (including the Company) calculated at certain assumed tax rates. In addition to tax expenses, the Company will also incur expenses related to its operations, including payment obligations under the Tax Receivable Agreement (and the cost of administering such payment obligations), which could be significant. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.” The Company intends to cause Repay to make distributions to holders of Post-Merger Repay Units in amounts sufficient to cover all applicable taxes (calculated at assumed tax rates), relevant operating expenses, payments under the Tax Receivable Agreement and dividends, if any, declared by Repay. However, as discussed below, Repay’s ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which Repay is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Repay insolvent. If the Company’s cash resources are insufficient to meet its obligations under the Tax Receivable Agreement and to fund its obligations, the Company may be required to incur additional indebtedness to provide the liquidity needed to make such payments, which could materially adversely affect its liquidity and financial condition and subject the Company to various restrictions imposed by any such lenders. To the extent that the Company is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement.

Additionally, although Repay generally will not be subject to any entity-level U.S. federal income tax, it may be liable under recent federal tax legislation for adjustments to its tax return, absent an election to the contrary. In the event Repay’s calculations of taxable income are incorrect, its members, including the Company, in later years may be subject to material liabilities pursuant to this federal legislation and its related guidance.

The Company anticipates that the distributions it will receive from Repay may, in certain periods, exceed the Company’s actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. The Company Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to acquire additional newly issued Post-Merger Repay Units from Repay at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on the Company’s Class A common stock; to fund repurchases of Class A common stock; or any combination of the foregoing. The Company will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders. To the extent that the Company does not distribute such excess cash as dividends on Class A common stock or otherwise undertake ameliorative actions between Post-Merger Repay Units and shares of Class A common stock and instead, for example, holds such cash balances, holders of Post-Merger Repay Units that hold interests in Repay pre-Business Combination may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their Post-Merger Repay Units, notwithstanding that such holders may previously have participated as holders of Post-Merger Repay Units in distributions by Repay that resulted in such excess cash balances at the Company. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Amended Operating Agreement.”

Dividends on the Company’s common stock, if any, will be paid at the discretion of the Company Board, which will consider, among other things, the Company’s business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on its ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict the Company’s ability to pay dividends or make other distributions to its stockholders. In addition, Repay is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Repay (with certain exceptions) exceed the fair value of its assets. Repay’s subsidiaries are generally subject to similar legal limitations on their ability to make distributions to Repay. If Repay does not have sufficient funds to make distributions, the Company’s ability to declare and pay cash dividends may also be restricted or impaired.

Under the Tax Receivable Agreement, the Company will be required to pay 100% of the tax benefits relating to tax depreciation or amortization deductions as a result of the tax basis step-up the Company receives in connection with the exchanges of Post-Merger Repay Units into the Company’s Class A common stock and related transactions, and those payments may be substantial.

The Repay Equity Holders may exchange their Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement, subject to certain conditions and transfer restrictions as set forth therein and in the Amended Operating Agreement. These exchanges are expected to result in increases in the Company’s allocable share of the tax basis of the tangible and intangible assets of Repay. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that the Company would otherwise be required to pay in the future had such exchanges never occurred.

In connection with the Business Combination, the Company will enter into the Tax Receivable Agreement, which generally provides for the payment by it of 100% of certain tax benefits, if any, that the Company realizes (or in certain cases is deemed to realize) (a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) as a result of these increases in tax basis and certain other tax attributes of Repay and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payments are the obligation of the Company and not of Repay. The actual increase in the Company’s allocable share of Repay’s tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of the Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the recognition of the Company’s income. While many of the factors that will determine the amount of payments that the Company will make under the Tax Receivable Agreement are outside of its control, the Company expects that the payments we will make under the Tax Receivable Agreement will be substantial and could have a material adverse effect on the Company’s financial condition. Any payments made by the Company under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to the Company. To the extent that the Company is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Furthermore, the Company’s future obligation to make payments under the Tax Receivable Agreement could make it a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits the Company realizes or be accelerated.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that the Company determines, and the Internal Revenue Service (the “IRS”) or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that the Company takes, and a court may sustain such a challenge. In the event any tax benefits initially claimed by the Company are disallowed, the current Repay Equity Holders will not be required to reimburse the Company for any excess payments that may previously have been made under the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to such holders will be netted against any future cash payments otherwise required to be made by the Company, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by the Company may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that the Company might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. As a result, in certain circumstances the Company could make payments under the Tax Receivable Agreement in excess of the Company’s actual income or franchise tax savings, which could materially impair the Company’s financial condition.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Company exercise its early termination rights under the Tax Receivable Agreement, (ii) the Company becomes bankrupt or undergoes a similar insolvency event, (iii) certain changes of control of the Company occur (as described in the Tax Receivable Agreement) or (iv) the Company is more than three months late in making of a payment due under the Tax Receivable Agreement (unless the Company in good faith determines that it has insufficient funds to make such payment), the Company’s obligations under the Tax Receivable Agreement will accelerate and the Company will be required to make an immediate lump-sum cash payment to the Repay Equity Holders equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Company’s future taxable income. The lump-sum payment to the Repay Equity Holders could be substantial and could exceed the actual tax benefits that the Company realizes subsequent to such payment because such payment would be calculated assuming, among other things, that the Company would be able to use the assumed potential tax benefits in future years, and that tax rates applicable to the Company would be the same as they were in the year of the termination.

There may be a material negative effect on the Company’s liquidity if the payments under the Tax Receivable Agreement exceed the actual income or franchise tax savings that the Company realizes. Furthermore, the Company’s obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. The Company may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent its cash resources are insufficient to meet its obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise. Such indebtedness may have a material adverse effect on the Company’s financial condition.

Some of Thunder Bridge’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Repay is appropriate for Thunder Bridge’s initial business combination.

The personal and financial interests of Thunder Bridge’s Sponsor, officers and directors may influence or have influenced their motivation in identifying and selecting a target for the Business Combination, their support for completing the Business Combination and the operation of the Company following the Business Combination.

Thunder Bridge’s Sponsor owns 6,450,000 Class B ordinary shares, which were initially acquired prior to Thunder Bridge’s IPO for an aggregate purchase price of $25,000 and Thunder Bridge’s directors and officers have pecuniary interests in such ordinary shares through their ownership interest in the Sponsor. Such shares had an aggregate market value of approximately $67.3 million based on the last sale price of $10.43 per share on Nasdaq on June 11, 2019. In addition, the Sponsor and Cantor purchased an aggregate of 8,830,000 Private Placement Warrants, each exercisable for one ordinary share of Thunder Bridge at $11.50 per share, for a purchase price of $8,830,000, or $1.00 per warrant. In connection with the PIPE Financing, the Sponsor has agreed to transfer 8,000,000 of its Private Placement Warrants (after giving effect to the Warrant Amendment) to certain of the PIPE Investors, and the Sponsor and Cantor will forfeit their remaining 830,000 Private Placement Warrants, which will be cancelled upon the consummation of the Business Combination. The Sponsor, Cantor and the PIPE Investors who will receive Private Placement Warrants have waived their rights to receive the $1.50 cash payment for each of their Private Placement Warrants.

Thunder Bridge’s Memorandum and Articles of Association require Thunder Bridge to complete an initial business combination prior to December 21, 2019 (unless Thunder Bridge submits and its shareholders approve an extension of such date). If the Business Combination is not completed and Thunder Bridge is forced to wind up, dissolve and liquidate in accordance with the Memorandum and Articles of Association, the 6,450,000 ordinary shares currently held by Thunder Bridge’s Sponsor and the Private Placement Warrants purchased by Sponsor and Cantor will be worthless (as the holders have waived liquidation rights with respect to such ordinary shares).

Thunder Bridge’s Sponsor, directors and officers, and their respective affiliates have incurred significant out-of-pocket expenses incurred in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Business Combination. At the Closing of the Business Combination, Thunder Bridge’s Sponsor, directors and officers, and their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Thunder Bridge’s behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations, subject to the forfeiture provisions described under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” in the event such expenses exceed $21.75 million). If a business combination is not completed prior to December 21, 2019, Thunder Bridge’s Sponsor, directors and officers, or any of their respective affiliates will not be eligible for any such reimbursement.

Certain officers and directors of Thunder Bridge also participate in arrangements that may be argued to provide them with other interests in the Business Combination that are different from yours, including, among others, arrangements for the continued service as directors of the Company.

Further, Thunder Bridge’s Sponsor, officers and directors have, pursuant to the Insider Letter Agreement, each agreed (A) to vote any Thunder Bridge shares owned by them in favor of the Business Combination and (B) not to redeem any shares in connection with a shareholder vote to approve the Business Combination.

These interests, among others, may influence or have influenced the Sponsor and the officers and directors of Thunder Bridge and Repay to support or approve the Business Combination. For more information concerning the interests of Thunder Bridge’s officers and directors, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of Thunder Bridge’s Directors and Officers and Others in the Business Combination” and the risk factor entitled “ — Risks Related to Thunder Bridge — Thunder Bridge’s founder and chief executive officer controls a substantial interest in Thunder Bridge and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support” in this proxy statement/prospectus.

Thunder Bridge has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to Thunder Bridge from a financial point of view.

The Thunder Bridge Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. Thunder Bridge is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price it is paying is fair to Thunder Bridge from a financial point of view. In analyzing the Business Combination, the Thunder Bridge Board and Thunder Bridge’s management conducted due diligence on Repay and researched the industry in which Repay operates and concluded that the Business Combination was in the best interest of its shareholders. Accordingly, Thunder Bridge’s shareholders will be relying solely on the judgment of the Thunder Bridge Board in determining the value of the Business Combination, and the Thunder Bridge Board may not have properly valued such business. The lack of third-party valuation or fairness opinion may also lead an increased number of shareholders to vote against the Business Combination or demand Redemption of their shares, which could potentially impact our ability to consummate the Business Combination. For more information about our decision-making process, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Thunder Bridge Board’s Reasons for the Approval of the Business Combination.”

Thunder Bridge does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible to complete a Business Combination in which a substantial majority of Thunder Bridge’s shareholders do not intend to retain their investment in which case the Repay Equity Holders may receive a greater number of Post-Merger Repay Units as a result of redemptions.

The Memorandum and Articles of Association does not provide a specified maximum Redemption threshold, except that in no event will Thunder Bridge redeem its Public Shares in an amount that would cause its net tangible assets, without regard to any assets or liabilities of the Target Companies, to be less than $5,000,001 immediately prior to the completion of the Business Combination (such that Thunder Bridge is not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement contained in the Merger Agreement. This minimum net tangible asset condition is a condition to the obligations of both Repay and Thunder Bridge to complete the Merger under the Merger Agreement.

The Merger Agreement requires Thunder Bridge to deliver an amount of Cash Consideration to the Repay Equity Holders at Closing equal to at least $260,000,000 minus the Repay Securityholder Representative Amount, which it is required to deliver to the Repay Securityholder Representative, minus Cash Escrow Amount, which it is required to deliver to the Escrow Agent, referred to as the Required Cash Consideration Amount (such condition, the “Cash Consideration Condition”). As currently contemplated under the Merger Agreement, the Required Cash Consideration Amount is $257,850,000. Under the Merger Agreement, in the event Thunder Bridge fails to satisfy the Cash Consideration Condition, Repay may, but is not required to, waive the condition with respect to a portion of the Cash Consideration, and in lieu thereof, require that Thunder Bridge issue a commensurately increased amount of equity consideration to Repay. In the event that Repay waives the Cash Consideration Condition, as a result of the corresponding increase to the amount of equity consideration to be issued, the voting power in the Company of the Repay members following the Business Combination will be greater relative to the Thunder Bridge shareholders than is currently contemplated. Additionally, because the Post-Merger Repay Units constituting the Unit Consideration are exchangeable for shares of Class A common stock of the Company, in the event of such a waiver, the resulting dilution of the Thunder Bridge shareholders would be greater following the Business Combination than is currently contemplated.

As a result of these conditions, Thunder Bridge may be able to complete the Business Combination even if a substantial majority of Thunder Bridge’s Public Shareholders do not agree with the Business Combination and have redeemed their shares.

Nasdaq may delist the Company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions.

Thunder Bridge’s Public Shares and Public Warrants are currently listed on Nasdaq and it is a condition to Repay’s obligations to complete the Business Combination, that the Company’s Class A common stock shall have been listed on Nasdaq and will be eligible for continued listing on Nasdaq immediately following the Business Combination after giving effect to the Redemptions (as if it were a new initial listing by an issuer that had never been listed prior to Closing).

However, Thunder Bridge cannot assure you that the Company’s securities will continue to be listed on Nasdaq in the future. In addition, in connection with the Business Combination and as a condition to Repay’s obligations to complete the Business Combination, the Company is required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of the Company’s securities on Nasdaq. For instance, the Company’s stock price would generally be required to be at least $4 per share and its stockholders’ equity would generally be required to be at least $5 million and the Company would be required to have a minimum of 300 public holders of “round lots” of 100 shares. In addition to the listing requirements for the Company’s Class A common stock, Nasdaq imposes listing standards on warrants. Thunder Bridge cannot assure you that the Company will be able to meet those initial listing requirements, in which case Repay will not be obligated to complete the Business Combination. In addition, it is possible that the Company’s Class A common stock and Public Warrants will cease to meet the Nasdaq listing requirements following the Business Combination.

On March 11, 2019, the Nasdaq Listing Qualifications Staff sent a letter to Thunder Bridge, pursuant to Nasdaq Listing Rule 5250(a), requesting, among other things, that Thunder Bridge provide information and documents related to certain named persons and entities and their relationship to Thunder Bridge. Thunder Bridge submitted its response to the Nasdaq Listing Qualifications Staff request in April 2019. The Nasdaq Staff has not requested any additional information, nor has it indicated that it intends to request additional information, from Thunder Bridge in relation to this matter. For more information about the Nasdaq inquiry, please see the section entitled “Information about Thunder Bridge — Recent Developments” of this proxy statement/prospectus.

If Nasdaq delists the Company’s securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, Thunder Bridge expects the Company’s securities could be quoted on an over-the-counter market. If this were to occur, the Company could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that the Company’s Class A common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company’s securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of the Company’s results if the Business Combination is completed.

Thunder Bridge and Repay currently operate as separate companies and have had no prior history as a combined entity, and Repay’s and the Company’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the Company. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Thunder Bridge’s and Repay’s historical financial statements and certain adjustments and assumptions have been made regarding the Company after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of the Company.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect the Company’s financial condition or results of operations following the Closing. Any potential decline in the Company’s financial condition or results of operations may cause significant variations in the stock price of the Company.

During the pendency of the Business Combination, Thunder Bridge will not be able to enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

Covenants in the Merger Agreement impede the ability of Thunder Bridge to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, Thunder Bridge may be at a disadvantage to its competitors during that period. In addition, while the Merger Agreement is in effect, neither Thunder Bridge nor Repay may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be favorable to Thunder Bridge’s shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect.

If the conditions to the Merger Agreement are not met, the Business Combination may not occur.

Even if the Merger Agreement is approved by the shareholders and members of Thunder Bridge and Repay, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Business Combination, including the approval of the Warrant Amendment Proposal by holders of at least 65% of the outstanding Public Warrants. For a list of the material closing conditions contained in the Merger Agreement, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Closing Conditions.” Thunder Bridge and Repay may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Thunder Bridge and Repay to each lose some or all of the intended benefits of the Business Combination.

Because Thunder Bridge is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Because Thunder Bridge is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. Federal courts may be limited prior to the Domestication. Thunder Bridge is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Thunder Bridge’s directors or officers, or enforce judgments obtained in the United States courts against Thunder Bridge’s directors or officers.

Until the Domestication is effected, Thunder Bridge’s corporate affairs are governed by the Memorandum and Articles of Association, the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Thunder Bridge under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Thunder Bridge’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

Thunder Bridge has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against Thunder Bridge judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Thunder Bridge predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Thunder Bridge Board or controlling shareholders than they would as public shareholders of a United States company.

There is a risk that a U.S. Holder may recognize taxable gain with respect to its Thunder Bridge Shares at the effective time of the Domestication.

The Thunder Bridge Board believes the Domestication should qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, due to the absence of guidance directly on how the provisions of Section 368(a) of the Code apply in the case of a statutory conversion of a corporation with no active business and only investment-type assets such as Thunder Bridge, this result is subject to some uncertainty. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication should fail to qualify as a reorganization under Section 368(a) of the Code, a U.S. Holder (as that term is defined in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders”) of Thunder Bridge Shares generally would recognize a gain or loss with respect to its Thunder Bridge Shares in an amount equal to the difference, if any, between the fair market value of the corresponding common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in its Thunder Bridge Shares surrendered.

As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders” below, it is intended that the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in such section) of Thunder Bridge Shares will be subject to Section 367(b) of the Code and, as a result:

•        A U.S. Holder of Thunder Bridge Shares whose Thunder Bridge Shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of Thunder Bridge’s earnings in income;

•        A U.S. Holder of Thunder Bridge Shares whose Thunder Bridge Shares have a fair market value of $50,000 or more, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Thunder Bridge Shares entitled to vote will generally recognize gain (but not loss) on the exchange of Thunder Bridge Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Thunder Bridge Shares, provided certain other requirements are satisfied. Thunder Bridge does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication; and

•        A U.S. Holder of Thunder Bridge Shares whose Thunder Bridge Shares have a fair market value of $50,000 or more, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Thunder Bridge Shares entitled to vote will generally be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d))) attributable to its Thunder Bridge Shares, provided certain other requirements are satisfied. Thunder Bridge does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of Thunder Bridge Shares may still recognize gain (but not loss) upon the exchange of its Thunder Bridge Shares for the common stock of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code equal to the excess, if any, of the fair market value of the common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Thunder Bridge Shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. In such event, the U.S. Holder’s aggregate tax basis in the common stock of the Delaware corporation received in connection with the Domestication should be the same as the aggregate tax basis of Thunder Bridge Shares surrendered in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders — U.S. Holders — PFIC Considerations.”

Upon completion of the Business Combination, the rights of holders of the Company’s common stock arising under the DGCL will differ from and may be less favorable to the rights of holders of Thunder Bridge’s ordinary shares arising under the Cayman Islands Companies Law.

Upon completion of the Business Combination, the rights of holders of the Company’s common stock will arise under the DGCL. The DGCL contains provisions that differ in some respects from those in the Companies Law, and, therefore, some rights of holders of the Company’s common stock could differ from the rights that holders of Thunder Bridge ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under Delaware law. This change could increase the likelihood that the Company becomes involved in costly litigation, which could have a material adverse effect on the Company.

For a more detailed description of the rights of holders of the Company’s common stock under the DGCL and how they may differ from the rights of holders of Thunder Bridge ordinary shares under the Companies Law, please see the section entitled “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Corporate Law Before and After the Domestication.”

Delaware law and the Certificate of Incorporation and Bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Certificate of Incorporation and Bylaws that will be in effect upon completion of the Business Combination differ from the Memorandum and Articles of Association. Among other differences, the Certificate of Incorporation, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Company Board and therefore depress the trading price of the Company’s Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Company Board or taking other corporate actions, including effecting changes in management. Among other things, the Certificate of Incorporation and Bylaws include provisions regarding:

•        a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Company Board;

•        the ability of the Company Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the limitation of the liability of, and the indemnification of, the Company’s directors and officers;

•        the right of the Company Board to elect a director to fill a vacancy created by the expansion of the Company Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Company Board;

•        the requirement that directors may only be removed from the Company Board for cause;

•        a prohibition on stockholder action by written consent (except for actions by the holders of Class V common stock or as required for holders of future series of preferred stock), which forces stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

•        the requirement that a special meeting of stockholders may be called only by the Company Board, the chairman of the Company Board or the Company’s chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        controlling the procedures for the conduct and scheduling of the Company Board and stockholder meetings;

•        the requirement for the affirmative vote of holders of (i) at least 80% and (ii) 66⅔% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision of the Company’s Bylaws and certain provisions in the Certificate of Incorporation, respectively, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•        the ability of the Company Board to amend the Bylaws, which may allow the Company Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders must comply to nominate candidates to the Company Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Company Board or management.

In addition, as a Delaware corporation, the Company will generally be subject to provisions of Delaware law, including the DGCL. Although the Company will elect not to be governed by Section 203 of the DGCL, certain provisions of the Certificate of Incorporation will, in a manner substantially similar to Section 203 of the DGCL, prohibit certain Company stockholders (other than those stockholders who are party to a stockholders’ agreement with the Company) who hold 15% or more of the Company’s outstanding capital stock from engaging in certain business combination transactions with the Company for a specified period of time unless certain conditions are met. See the section entitled “Description of Thunder Bridge’s and the Company’s Securities — Capital Stock of the Company after the Business Combination — Anti-Takeover Effects of the Certificate of Incorporation, the Bylaws and Certain Provisions of Delaware Law — Business Combinations.”

Any provision of the Certificate of Incorporation, Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company’s capital stock and could also affect the price that some investors are willing to pay for the Company’s common stock.

The form of the Certificate of Incorporation is attached as Annex A to this proxy statement/prospectus and we urge you to read it.

In addition, the provisions of the Stockholders Agreements, as described below, provide the stockholders party thereto with certain board rights which could also have the effect of delaying or preventing a change in control.

The Certificate of Incorporation will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between the Company and its stockholders, which could limit the Company’s stockholders’ ability to choose the judicial forum for disputes with the Company or its directors, officers, or employees.

The Certificate of Incorporation will provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or its officers or directors arising pursuant to any provision of the Delaware General Corporate Law or the Certificate of Incorporation or Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine of the law of the State of Delaware.

Any person or entity purchasing or otherwise acquiring any interest in any of the securities of the Company will be deemed to have notice of and consented to this provision. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors, officers, or other employees, which may discourage lawsuits against the Company and its directors, officers, and other employees. If a court were to find these exclusive-forum provisions to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm its results of operations.

Following the completion of the Merger, certain significant Company stockholders and Repay members whose interests may differ from those of Company public stockholders following the Business Combination will have the ability to significantly influence the Company’s business and management.

Pursuant to the stockholders agreements (each, a “Stockholders Agreement,” and collectively the “Stockholders Agreements”) that the Company will enter into with Corsair, the Sponsor, and John Morris and Shaler Alias (together, the “Repay Founders”) at the Closing in connection with the Merger, the Company will agree to nominate Corsair’s designees and Mr. Garcia (or, if Mr. Garcia no longer desires to serve on the Company Board or does not meet the requirements of the designee under the Sponsor’s Stockholders Agreement, a person designated by Peter J. Kight (or in the event of his death or incapacity, Robert H. Hartheimer)) to serve on the Company Board for so long as each of them and their respective affiliates beneficially own certain specified percentages of the Company’s Class A common stock. In addition, John Morris, who will serve as Chief Executive Officer of the Company, and Shaler Alias, who will serve as President of the Company will have the right to be designated or nominated as directors of the Company Board so long as they serve the Company in those respective positions pursuant to their Stockholders Agreement, and will have the right to designate one separate director (subject to Corsair approval) if they do not continue to serve, as long as they together beneficially own a certain specified percentage of the Company’s common stock (including Post-Merger Repay Units exchangeable for shares of the Company’s Class A common stock pursuant to the Exchange Agreement). Accordingly, the persons party to these Stockholders Agreements will be able to significantly influence the approval of actions requiring Company Board approval through their voting power. Such stockholders will retain significant influence with respect to the Company’s management, business plans and policies, including the appointment and removal of its officers. In particular, the persons party to these stockholder agreements could influence whether acquisitions, dispositions and other change of control transactions are approved.

The Certificate of Incorporation will not limit the ability of the Sponsor or Corsair to compete with us.

The Sponsor, Corsair and their respective affiliates engage in a broad spectrum of activities, including investments in the financial services and technology industries. In the ordinary course of their business activities, the Sponsor, Corsair and their respective affiliates may engage in activities where their interests conflict with the Company’s interests or those of its stockholders. The Certificate of Incorporation will provide that none of the Sponsor, Corsair, any of their respective affiliates or any director who is not employed by the Company (including any non-employee director who serves as one of its officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which the Company operates. The Sponsor and Corsair also may pursue, in their capacities other than as directors of the Company Board, acquisition opportunities that may be complementary to the Company’s business, and, as a result, those acquisition opportunities may not be available to the Company. In addition, each of the Sponsor and Corsair may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Thunder Bridge has waived its rights to sell 5,000,000 units of Thunder Bridge for gross proceeds of $50,000,000 in connection with the Business Combination and to potentially place up to 51% of any debt financing to be used to complete the Business Combination.

In connection with the IPO, Thunder Bridge entered into a Contingent Forward Purchase Contract (“Forward Contract”) with Monroe Capital, LLC (“Monroe Capital”), a member of the Sponsor, granting Monroe Capital the right to purchase, at its option exercised by consenting to Thunder Bridge’s initial business combination, 5,000,000 units of Thunder Bridge at $10.00 per unit, for aggregate gross proceeds of $50,000,000 in a private placement to occur concurrently with the completion of Thunder Bridge’s initial business combination. The Forward Contract also provided that, if Monroe Capital consented to a business combination, Monroe Capital would obtain a right of first refusal to participate in up-to 51% of any debt financing in such initial business combination and to act as lead arranger and agent in the debt financing.

On January 21, 2019, Monroe Capital, the Sponsor and Thunder Bridge executed a letter agreement (the “Forward Contract Waiver”) relating to the Forward Contract pursuant to which Monroe Capital consented to the Business Combination. However, in order to facilitate the Debt Financing arrangements, Monroe agreed to waive its right of first refusal on debt financings of the Company in connection with the Transactions and both the Company and Monroe agreed that Monroe will not purchase any Units under the Forward Contract.

The Forward Contract Waiver does not terminate the Forward Contract in the event the Business Combination is terminated and Thunder Bridge pursues an alternative initial business combination. However, in connection with the Business Combination, it will not have access to financing from Monroe Capital pursuant to the Forward Contract as a potential source of capital investment to complete the Business Combination. However, Thunder Bridge will receive equity financing from affiliates of Monroe Capital in connection with the PIPE Financing.

Thunder Bridge’s officers and directors and/or their affiliates may enter into agreements concerning Thunder Bridge’s securities prior to the Shareholders Meeting, which may have the effect of increasing the likelihood of completion of the Business Combination or decreasing the value of the Thunder Bridge Shares.

At any time prior to the Shareholders Meeting, during a period when they are not then aware of any material nonpublic information regarding Thunder Bridge or its securities, Thunder Bridge’s officers and directors and/or their affiliates may enter into a written plan to purchase Thunder Bridge’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. In addition, at any time prior to the Shareholders Meeting, during a period when they are not then aware of any material nonpublic information regarding Thunder Bridge or its securities, Thunder Bridge’s officers and directors and/or their respective affiliates may (i) purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the other Shareholder Proposals, (ii) execute agreements to purchase such shares from institutional and other investors in the future, and/or (iii) enter into transactions with institutional and other investors to provide such persons with incentives to acquire Public Shares or vote their Public Shares in favor of the Business Combination Proposal or the other Shareholder Proposals. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that Thunder Bridge’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling Public Shareholders would be required to revoke their prior elections to redeem their shares. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer of shares or Warrants owned by the Sponsor for nominal value to such investors or holders.

The purpose of such share purchases and other transactions by Thunder Bridge’s officers and directors and/or their respective affiliates would be to increase the likelihood of satisfaction of the requirements that (x) the holders of the requisite number of Thunder Bridge Shares present and voting at the Shareholders Meeting vote in favor of the Business Combination Proposal and the other Shareholder Proposals and/or (y) that Thunder Bridge will (without regard to any assets or liabilities of the Target Companies) have at least $5,000,001 in net tangible assets immediately prior to the Closing or satisfy the Cash Consideration Condition after taking into account holders of Public Shares that properly demanded Redemption of their shares into cash, when, in each case, it appears that such requirements would otherwise not be met.

Entering into any such arrangements may have a depressive effect on the Thunder Bridge Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Shareholders Meeting.

On May 9, 2019, Peter J. Kight, Thunder Bridge’s executive chairman, entered into a Subscription Agreement with Thunder Bridge in connection with the PIPE Financing, pursuant to which Thunder Bridge agreed to issue him 500,000 Class A ordinary shares, at a price of $10.00 per Class A ordinary share. The PIPE Financing is conditioned on the Closing being scheduled to occur concurrently or immediately following the closing of the PIPE Financing and other customary closing conditions.

As of the date of this proxy statement/prospectus, except as noted above, Thunder Bridge’s directors and officers and their affiliates have not entered into any such agreements. Thunder Bridge will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the Redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The Company’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause the Company to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Company’s Class A common stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and board of directors’ attention and resources from the Company’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to the Company’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, the Company may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Risks Related to Repay’s Business

Following the Business Combination the Company will be a holding company with no direct operations that relies on dividends, distributions, loans and other payments, advances and transfers of funds from Repay and its subsidiaries to pay dividends, pay expenses and meet its other obligations. Accordingly, the Company’s stockholders and warrant holders will be subject to all of the risks of Repay’s business following the Business Combination.

Throughout this section, unless otherwise noted, “Repay” refers to Hawk Parent Holdings LLC and its consolidated subsidiaries.

The payment processing industry is highly competitive. Such competition could adversely affect the fees Repay receives, and as a result, its margins, business, financial condition and results of operations.

The market for payment processing services is highly competitive. There are other payment processing service providers that have established a sizable market share in the merchant acquiring sector and service more clients than Repay does. Repay’s growth will depend, in part, on a combination of the continued growth of the electronic payment market and its ability to increase its market share.

Repay’s payment and software solutions compete against many forms of financial services and payment systems, including electronic, mobile and integrated payment platforms as well as cash and checks. Its competitors include Open Edge (a division of Global Payments), ACI Worldwide, Inc. and Electronic Payment Providers, Inc. (d.b.a. BillingTree). There are also many traditional merchant acquirers, such as financial institutions, affiliates of financial institutions and well-established payment processing companies, in the payment processing industry, including Bank of America Merchant Services, Elavon, Inc. (a subsidiary of U.S. Bancorp), Wells Fargo Merchant Services, Global Payments, Inc., WorldPay, Inc. and Total Systems Services, Inc. These institutions have established, or may establish in the future, payment processing businesses that could target Repay’s existing and potential clients.

Many of Repay’s competitors have substantially greater financial, technological, management and marketing resources than it has. Accordingly, if these competitors target Repay’s business model and, in particular, the vertical markets that it serves, they may be able to offer more attractive fees or payment terms and advances to Repay’s clients and more attractive compensation to its software integration partners. They also may be able to offer and provide services and solutions that Repay does not offer. There are also a large number of small providers of processing services, including emerging technology and non-traditional payment processing companies, that provide various ranges of services to Repay’s existing and potential clients. This competition may effectively limit the prices Repay can charge, cause it to increase the compensation it pays to its software integration partners and require Repay to control costs aggressively in order to maintain acceptable profit margins. Further, if the use of payment cards other than Visa, MasterCard or Discover grows, or if there is an overall decrease in use of debit cards as compared to other payment methods, Repay’s profitability could be reduced. Competition could also result in a loss of existing clients and greater difficulty attracting new clients, and could impact Repay’s relationships with software integration partners that integrate its services into the software used by its clients. Although Repay carefully monitors attrition levels of its existing clients, it cannot predict such attrition rates in the future. One or more of these factors could have a material adverse effect on Repay’s business, financial condition and results of operations.

Unauthorized disclosure of merchant or consumer data, whether through breach of its computer systems, computer viruses, or otherwise, could expose Repay to liability and protracted and costly litigation, and damage its reputation.

Repay is responsible for data security for itself and for third parties with whom it partners, including with respect to rules and regulations established by the payment networks, such as Visa, MasterCard and Discover, and debit card networks. These third parties include clients, Repay’s software integration partners and other third-party service providers and agents. Repay and other third parties collect, process, store and/or transmit sensitive data, such as names, addresses, social security numbers, credit or debit card numbers, expiration dates, driver’s license numbers and bank account numbers. Repay has ultimate liability to the payment networks and its sponsor banks that register Repay with the Visa, MasterCard or Discover networks for its failure or the failure of other third parties with whom it contracts to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of merchant or consumer data by Repay or its contracted third parties could result in significant fines, sanctions, proceedings or actions against Repay by the payment networks, governmental bodies, consumers or others.

Threats may result from human error, fraud or malice on the part of employees or third parties, or from accidental technological failure. For example, certain of Repay’s employees have access to sensitive data that could be used to commit identity theft or fraud. Concerns about security increase when Repay transmits information electronically because such transmissions can be subject to attack, interception or loss. Also, computer viruses can be distributed and spread rapidly over the Internet and could infiltrate Repay’s systems or those of its contracted third parties. Denial of service or other attacks could be launched against Repay for a variety of purposes, including interfering with its services or to create a diversion for other malicious activities. These types of actions and attacks and others could disrupt Repay’s delivery of services or make them unavailable.

Repay and its contracted third parties could be subject to breaches of security by hackers. Repay’s encryption of data and other protective measures may not prevent unauthorized access to or use of sensitive data. A systems breach may subject Repay to material losses or liability, including payment network fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm Repay’s reputation and deter merchants from using electronic payments generally and its services specifically, thus reducing its revenue. In addition, any such misuse or breach could cause Repay to incur costs to correct the breaches or failures, expose Repay to uninsured liability, increase its risk of regulatory scrutiny, subject it to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or by the payment networks or limitations on its ability to process payment transactions on such payment networks. While Repay maintains cyber insurance coverage (which, in certain cases, is required pursuant to certain of its contractual commitments) that may, subject to policy terms and conditions, cover certain aspects of these risks, its insurance coverage may be insufficient to cover all losses. Additionally, Repay may be required to increase its cyber insurance coverage pursuant to its contractual commitments entered into in the future. The costs to maintain or increase its cyber insurance coverage could have a material adverse effect on Repay’s business, financial condition and results of operations.

Any human error, fraud, malice, accidental technological failure or attacks against Repay or its contracted third parties could hurt its reputation, force it to incur significant expenses in remediating the resulting impacts, expose it to uninsured liability, result in the loss of its sponsor banks or its ability to participate in the payment networks, subject it to lawsuits, fines or sanctions, distract its management, increase its costs of doing business and/or materially impede its ability to conduct business.

Although Repay generally requires that its agreements with its software integration partners or service providers include confidentiality obligations that restrict these parties from using or disclosing any merchant or consumer data except as necessary to perform their services under the applicable agreements, it cannot guarantee that these contractual measures will prevent the unauthorized use, modification, destruction or disclosure of data or allow Repay to seek reimbursement from the contracted party. In addition, many of Repay’s clients are small and medium-sized businesses that may have limited competency regarding data security and handling requirements and may thus experience data breaches. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, and Repay’s incurring significant losses.

In addition, Repay’s agreements with its sponsor banks and its third-party payment processors (as well as payment network requirements) require Repay to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately comply with these protective measures could result in fees, penalties, litigation or termination of its sponsor bank agreements.

Security breaches may be subject to scrutiny from governmental agencies such as the Consumer Financial Protection Bureau. See the risk factor entitled “— Compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other federal and state regulations may increase Repay’s compliance costs, limit its revenues and otherwise negatively affect its business.”

If Repay cannot keep pace with rapid developments and changes in its industry, the use of its products and services could decline, causing a reduction in its revenues.

The electronic payments market is subject to constant and significant changes. This market is characterized by rapid technological evolution, new product and service introductions, evolving industry standards, changing client needs and the entrance of new competitors, including products and services that enable card networks and banks to transact with consumers directly. To remain competitive, Repay continually pursues initiatives to develop new products and services to compete with these new market entrants. These projects carry risks, such as difficulty in determining market demand and timing for delivery, cost overruns, delays in delivery, performance problems and lack of client acceptance, and some projects may require investment in non-revenue generating products or services that Repay’s software integration partners and clients expect to be included in its offerings. In addition, new products and offerings may not perform as intended or generate the business or revenue growth expected.

Additionally, Repay looks for acquisition opportunities, investments and alliance relationships with other businesses that will increase its market penetration and enhance its technological capabilities, product offerings and distribution capabilities. Any delay in the delivery of new products and services or the failure to differentiate its products and services or to accurately predict and address market demand could increase the costs of Repay’s development efforts and render its products and services less desirable or even obsolete to its clients and to its software integration partners. Any defects in Repay’s products and errors or delays in Repay’s processing of transactions could also increase costs of development efforts and result in harm to its reputation or liability claims against it. Furthermore, even though the market for integrated payment processing products and services is evolving, it may develop too rapidly or not rapidly enough for Repay to recover the costs it has incurred in developing new products and services targeted at this market. Any of the foregoing could have a material and adverse effect on Repay’s operating results and financial condition.

The continued growth and development of Repay’s payment processing services and solutions will depend on its ability to anticipate and adapt to changes in consumer behavior. For example, consumer behavior may change regarding the use of payment card transactions, including the relative increased use of cash, crypto-currencies, other emerging or alternative payment methods and payment card systems that Repay or its processing partners do not adequately support or that do not provide adequate commissions to parties like Repay. Any failure to timely integrate emerging payment methods into its software, to anticipate consumer behavior changes or to contract with processing partners that support such emerging payment technologies could cause Repay to lose traction among its customers or referral sources, including industry associations, resulting in a corresponding loss of revenue, if those methods become popular among end-users of their services.

The products and services Repay delivers are designed to process complex transactions and provide reports and other information on those transactions, all at very high volumes and processing speeds. Repay’s technology offerings must also integrate with a variety of network, hardware, mobile and software platforms and technologies, and Repay needs to continuously modify and enhance its products and services to adapt to changes and innovation in these technologies. Any failure to deliver an effective, reliable and secure service or any performance issue that arises with a new product or service could result in significant processing or reporting errors or other losses. If Repay does not deliver a promised new product or service to its clients or software integration partners in a timely manner or the product or service does not perform as anticipated, its development efforts could result in increased costs and a loss in business, reducing its earnings and causing a loss of revenue. Repay also relies in part on third parties, including some of its competitors and potential competitors, for the development of and access to, or production of, new technologies, including software and hardware. For example, Repay relies on its software integration partners to integrate its services and products into the software platforms being used by its clients. Repay’s future success will depend in part on its ability to develop or adapt to technological changes and evolving industry standards. If Repay is unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, its business, financial condition and results of operations could be materially adversely affected.

Potential changes in the competitive landscape, including disintermediation from other participants in the payments value chain, could harm Repay’s business.

Repay expects that the competitive landscape will continue to change and challenge it to respond to developments such as:

•        Rapid and significant changes in technology and new and innovative payment methods and programs;

•        Competitors, software integration partners, and other industry participants developing products that compete with or replace Repay’s value-added services and solutions;

•        Participants in the financial services payments and technology industries creating new payment services that compete with Repay or merging, creating joint ventures or forming other business combinations that strengthen their existing business services; and

•        New services and technologies that Repay develops being impacted by industry-wide solutions and standards related to migration to tokenization or other security-related technologies.

Failure to compete effectively against or otherwise address any of these and other competitive threats could have a material adverse effect on Repay’s business, financial condition and results of operations.

If Repay’s vertical markets do not increase their acceptance of electronic payments or if there are adverse developments in the electronic payment industry in general, Repay’s business, financial condition and results of operations may be adversely affected.

The vertical markets Repay primarily serves have traditionally not utilized electronic payments. If consumers and businesses in these vertical markets do not increase their use of cards as payment methods for their transactions or if the mix of payment methods changes in a way that is adverse to Repay, such developments may have a material adverse effect on Repay’s business, financial condition and results of operations. Regulatory changes may also result in Repay’s clients seeking to charge their customers additional fees for use of credit or debit cards which may result in such customers using other payment methods. Additionally, in recent years, increased incidents of security breaches have caused some consumers to lose confidence in the ability of businesses to protect their information, causing certain consumers to discontinue use of electronic payment methods. Security breaches could result in financial institutions canceling large numbers of credit and debit cards, or consumers or businesses electing to cancel their cards following such incidents.

Potential clients or software integration partners may be reluctant to switch to, or develop a relationship with, a new merchant acquirer, which may adversely affect Repay’s growth.

Many potential clients and software integration partners worry about potential disadvantages associated with switching merchant acquirers, such as a loss of accustomed functionality, increased costs and business disruption. For merchants that are potential clients and software providers that are potential software integration partners, switching to Repay from another merchant acquirer or integrating with Repay may be a significant undertaking. There can be no assurance that Repay’s strategies for overcoming potential reluctance to change merchant acquirers or to initiate a relationship with Repay will be successful, and this resistance may adversely affect Repay’s growth and its business overall.

If Repay fails to comply with the applicable requirements of payment networks and industry self-regulatory organizations, those payment networks or organizations could seek to fine it, suspend it or terminate its registrations through its sponsor banks.

Repay does not directly access the payment card networks, such as Visa, MasterCard and Discover, that enable its acceptance of credit cards and debit cards. Instead, it relies on sponsor banks and third-party processors to access such networks and settle transactions, and Repay must pay fees for such services. To provide its merchant acquiring services, Repay is registered through its sponsor banks with the Visa, MasterCard and Discover networks as a service provider for member institutions. For example, for payments processed through TriSource, which represents $6.0 billion in payment volume during the year ended December 31, 2018, approximately 71% and 28% of such payment volume was attributable to transactions processed on the Visa and MasterCard networks, respectively. For the three months ended March 31, 2019, payments processed through TriSource represented $2.3 billion in payment volume, approximately 70% and 28% of which was attributable to transactions processed on the Visa and MasterCard networks, respectively. As such, Repay, its sponsor banks and many of its clients are subject to complex and evolving payment network rules. The payment networks routinely update and modify requirements applicable to merchant acquirers, including rules regulating data integrity, third-party relationships (such as those with respect to sponsor banks and ISOs), merchant chargeback standards and Payment Card Industry Data Security Standards (“PCI DSS”). The rules of the card networks are set by their boards, which may be influenced by card issuers, some of which offer competing transaction processing services.

If Repay or its sponsor banks fail to comply with the applicable rules and requirements of any of the payment networks, such payment network could suspend or terminate Repay’s registration. Further, Repay’s transaction processing capabilities, including with respect to settlement processes, could be delayed or otherwise disrupted, and recurring non-compliance could result in the payment networks seeking to fine Repay or suspend or terminate Repay’s registrations that allow it to process transactions on their networks, which would make it impossible for Repay to conduct its business on its current scale.

Under certain circumstances specified in the payment network rules, Repay may be required to submit to periodic audits, self-assessments or other assessments with regard to its compliance with the PCI DSS. Such audits or assessments may reveal that it has failed to comply with the PCI DSS. In addition, even if it complies with the PCI DSS, there is no assurance that Repay will be protected from a security breach. The termination of its registrations with the payment networks, or any changes in payment network or issuer rules that limit Repay’s ability to provide merchant acquiring services, could have an adverse effect on Repay’s payment processing volumes, revenues and operating costs. If Repay is unable to comply with the requirements applicable to its payment processing activities, the payment networks could no longer allow it to provide these solutions, which would render Repay unable to conduct its business. If Repay were precluded from processing Visa and MasterCard electronic payments, it would lose a substantial portion of its revenues.

Repay is also subject to the operating rules of the National Automated Clearing House Association (“NACHA”). NACHA is a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. The NACHA Rules and Operating Guidelines impose obligations on Repay and Repay’s partner financial institutions. These obligations include audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations. If an audit or self-assessment under PCI DSS or NACHA identifies any deficiencies that Repay needs to remediate, the remediation efforts may distract its management team and be expensive and time consuming.

Changes in payment network rules or standards could adversely affect Repay’s business, financial condition and results of operations.

Payment network rules are established and changed from time to time by each payment network as they may determine in their sole discretion and with or without advance notice to their participants. The timelines imposed by the payment networks for expected compliance with new rules have historically been, and may continue to be, highly compressed, requiring Repay to quickly implement changes to its systems which increases the risk of non-compliance with new standards. In addition, the payment networks could make changes to interchange or other elements of the pricing structure of the merchant acquiring industry that would have a negative impact on Repay’s results of operations.

For example, “EMV” is a credit and debit authentication methodology mandated by Visa, MasterCard, American Express and Discover and was required to be supported by payment processors beginning April 2013 and by merchants beginning October 2015. This standard set new requirements, including requiring point of sale systems to be capable of accepting the more secure “chip” cards that utilize the EMV standard, and set new rules for data handling and security. Historically, Repay has not experienced EMV-related liabilities because substantially all of the card payment transactions it processes are card-not-present transactions and therefore not impacted by the EMV technology; however, if its business evolves to include more card present transactions in the future, it will need to reevaluate its compliance efforts.

Repay relies on sponsor banks in order to process electronic payment transactions, and such sponsor banks have substantial discretion with respect to certain elements of Repay’s business practices. If these sponsorships are terminated and Repay is not able to secure new sponsor banks, it will not be able to conduct its business.

Because Repay is not a bank, it is not eligible for membership in the Visa, MasterCard and other payment networks, and is, therefore, unable to directly access these payment networks, which are required to process transactions.

These networks’ operating regulations require Repay to be sponsored by a member bank in order to process electronic payment transactions. Repay is currently registered with Visa, MasterCard and Discover through its sponsor banks. Repay primarily works with such sponsor banks directly to settle transactions, whereas many of its competitors are generally more dependent on third party super-ISOs (Independent Sales Organizations).

In general, Repay’s sponsor banks may terminate their agreements with Repay if it materially breaches the agreements and does not cure the breach within an established cure period, if it enters bankruptcy or files for bankruptcy, or if applicable laws or regulations, including Visa and/or MasterCard regulations, change to prevent either the applicable bank or Repay from performing services under the agreement. If these sponsorships are terminated and Repay is unable to secure a replacement sponsor bank within the applicable wind down period, it will not be able to process electronic payment transactions. While Repay maintains relationships with multiple sponsor banks for flexibility in the processing of payment volume and in the pricing of its clients’ solutions, the loss of or termination of a relationship with a sponsor bank or a significant decrease in the amount of payment volume that a sponsor bank processes for Repay could reduce such flexibility and negatively affect Repay’s business. As a result, Repay may be unable to obtain favorable pricing for its clients, which could negatively impact its ability to attract and retain clients. To the extent the number of its sponsor banks decreases, Repay will become increasingly reliant on its remaining sponsor banks, which would materially adversely affect its business should its relationship with any of such remaining banks be terminated or otherwise disrupted.

Furthermore, Repay’s agreements with its sponsor banks provide the sponsor banks with substantial discretion in approving certain elements of Repay’s business practices, including its solicitation, application and underwriting procedures for merchants. Repay cannot guarantee that its sponsor banks’ actions under these agreements will not be detrimental to Repay, nor can it provide assurance that any of its sponsor banks will not terminate their sponsorship of Repay in the future. Repay’s sponsor banks have broad discretion to impose new business or operational requirements on Repay for purposes of compliance with payment network rules, which may materially adversely affect Repay’s business. If Repay’s sponsorship agreements are terminated and it is unable to secure another sponsor bank, it will not be able to offer Visa or MasterCard transactions or settle transactions which would likely cause Repay to terminate its operations.

Repay’s sponsor banks also provide or supplement funding and settlement services in connection with Repay’s card processing services. If Repay’s sponsorship agreements are terminated and it is unable to secure another sponsor bank or maintain relationships with other existing sponsor banks, Repay will not be able to process Visa and MasterCard transactions which would have a material adverse effect on its business, financial condition and results of operations.

To acquire and retain clients, Repay depends on its software integration partners that integrate Repay’s services and solutions into software used by Repay’s clients.

Repay relies heavily on the efforts of its software integration partners to ensure its services and solutions are properly integrated into the software that its clients use. Generally, its agreements with software integration partners are not exclusive and these partners retain the right to refer potential clients to other merchant acquirers.

Repay may need to provide financial concessions to maintain relationships with current software integration partners and clients or to attract potential software integration partners and clients from Repay’s competitors. Repay has been required, and expects to be required in the future, to make concessions when renewing contracts with its software integration partners, and such concessions can have a material impact on its financial condition or operating performance.

If Repay’s software integration partners focus more heavily on working with other merchant acquirers, cease operations or become insolvent, Repay may be at risk of losing existing clients with whom these software integration partners have relationships. If Repay is unable to maintain its existing base of software integration partners or develop relationships with new software integration partners, its business, financial condition and results of operations would be materially adversely affected. In addition, Repay’s efforts to form relationships with new software integration partners may be hindered to the extent they perceive that integrating with a new merchant acquirer or switching to Repay from another merchant acquirer is too costly or time-consuming. Many software providers choose to integrate with only a small number of payments processors due to the requisite time and cost of integrating their systems with a payment processor’s solutions. To the extent that a potential software integration partner has already integrated with several payments processors, it may be difficult for Repay to convince them to expand the number of payments processors they are integrated with and incur the expense and potential business disruption needed to successfully integrate its software with their systems.

Further, to the extent Repay’s software integration partners engage in, or are alleged to have engaged in, behavior that involves intentional or negligent misrepresentation of pricing or other contractual terms to clients or potential clients related to Repay’s processing services or solutions, Repay may be named in legal proceedings in connection with such actions of its software integration partners. Repay’s software integration partners are independent businesses and Repay has no control over their day-to-day business activities, including their client marketing and solicitation practices. While in some cases Repay may have indemnification rights against its software integration partners for these activities, there is no guarantee that it will be able to successfully enforce those indemnification rights or that its software integration partners are adequately capitalized in a manner necessary to satisfy their indemnification obligations to Repay. If one or more judgments or settlements in any litigation or other investigation, or related defense and investigation costs, significantly exceed Repay’s insurance coverage and Repay is unable to enforce its indemnification rights against a software integration partner or partners, its business, financial condition and results of operations could materially suffer.

Failure to effectively manage risk and prevent fraud could increase Repay’s chargeback liability and other liability.

Repay is potentially liable for losses caused by fraudulent card transactions or business fraud. Card fraud occurs when a client’s customer uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by its customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the merchant receives authorization for the transaction, the merchant is liable for any loss arising from the transaction.

Business fraud occurs when a business or organization, rather than a cardholder, opens a fraudulent merchant account and conducts fraudulent transactions or when a business, rather than a customer (though sometimes working together with a customer engaged in fraudulent activities), knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction, or provides services in violation of applicable law. In addition, consumers may dispute repayments on a loan by claiming it was unlawful under applicable law. Business fraud also occurs when employees of businesses change the business demand deposit accounts to their personal bank account numbers, so that payments are improperly credited to the employee’s personal account.

These types of fraud present potential liability for chargebacks associated with Repay’s clients’ processing transactions. If a billing dispute between a client and a consumer is not ultimately resolved in favor of Repay’s client, the disputed transaction is “charged back” to the client’s bank and credited to the account of the cardholder. Anytime Repay’s client is unable to satisfy a chargeback, Repay is responsible for that chargeback. Repay has a number of contractual protections and other means of recourse to mitigate those risks, including collateral or reserve accounts that it may require its clients to maintain for these types of contingencies. theless, if Repay is unable to collect the chargeback from the client’s account or reserve account (if applicable), or if the client refuses or is financially unable due to bankruptcy or other reasons to reimburse Repay for the chargeback, Repay bears the loss for the amount of the refund paid to the cardholder’s bank. Repay has established systems and procedures to detect and reduce the impact of business fraud, but these measures may not be effective, and incidents of fraud could increase in the future. During the year ended December 31, 2018 and the three months ended March 31, 2019, Repay believes its chargeback rate was less than 1% of payment volume. Any increase in chargebacks not paid by its clients could have a material adverse effect on Repay’s business, financial condition and results of operations.

Repay’s processes to reduce fraud losses depend in part on its ability to restrict the deposit of processing funds while it investigates suspicious transactions. Repay could be sued by parties alleging that its restriction and investigation processes violate federal and state laws on consumer protection and unfair business practice. If Repay is unable to defend itself successfully, it could be required to restructure its anti-fraud processes in ways that would harm its business or pay substantial fines.

As part of its program to reduce fraud losses, Repay may temporarily restrict the ability of customers to access processing deposits if those transactions or their account activity are identified by Repay’s anti-fraud models as suspicious. Repay could be sued by parties alleging that its restriction and investigation processes violate federal and state laws on consumer protection and unfair business practice. If Repay is unable to defend itself successfully, it could be required to restructure its anti-fraud processes in ways that could harm its business, and to pay substantial fines. Even if Repay is able to defend itself successfully, the litigation could damage its reputation, consume substantial amounts of its management’s time and attention, and require it to change its customer service and operations in ways that could increase its costs and decrease the effectiveness of its anti-fraud program.

Repay receives savings related to favorable pricing on interchange and other payment network fees. To the extent it cannot maintain such savings and cannot pass along any corresponding increases in such fees to its clients, its operating results and financial condition may be materially adversely affected.

Repay bears interchange, assessment, transaction and other fees set by the payment networks to the card issuing banks and the payment networks for each transaction it processes. Under certain circumstances, the payment networks afford Repay preferential rates with respect to such fees, which helps Repay to control its operating costs. From time to time, the payment networks increase the interchange fees and other fees that they charge payment processors and the sponsor banks. At their sole discretion, Repay’s sponsor banks have the right to pass any increases in interchange and other fees on to Repay, and they have consistently done so in the past. Repay is generally permitted under the contracts into which it enters with its clients, and in the past has been able to, pass these fee increases along to its clients through corresponding increases in its processing fees. However, if Repay is unable to pass through these and other fees in the future, or if the payment networks decline to offer Repay preferential rates on such fees as compared to those charged to other payment processors, Repay’s business, financial condition and results of operations could be materially adversely affected. In addition, the various card associations and networks prescribe certain capital requirements on Repay, such as reserves in respect of certain clients for chargeback liabilities. Any increase in the capital level required would further limit Repay’s use of capital for other purposes.

Repay’s systems and those of its third-party providers may fail due to factors beyond Repay’s control, which could interrupt its service, resulting in Repay’s inability to process payments, loss of business, increase in costs and exposure to liability.

Repay depends on the efficient and uninterrupted operation of numerous systems, including its computer network systems, software, data centers and telecommunication networks, as well as the systems and services of its sponsor banks, the payment networks, third-party providers of processing services and other third parties. Repay’s systems and operations, or those of its third-party providers, such as its provider of dial-up authorization services, or the payment networks themselves, could be exposed to damage or interruption from, among other things, hardware and software defects or malfunctions, telecommunications failure, computer denial-of-service and other cyberattacks, unauthorized entry, computer viruses or other malware, human error, natural disaster, power loss, acts of terrorism or sabotage, financial insolvency of such providers and similar events. These threats, and errors or delays in the processing of payment transactions, system outages or other difficulties, could result in failure to process transactions, additional operating and development costs, diversion of technical and other resources, loss of revenue, clients and software integration partners, loss of merchant and cardholder data, harm to Repay’s business or reputation, exposure to fraud losses or other liabilities and fines and other sanctions imposed by payment networks. Repay’s property and business interruption insurance may not be adequate to compensate Repay for all losses or failures that may occur.

At present, Repay’s critical operational systems, such as its payment gateway, are fully redundant, while certain of its less critical systems are not. Therefore, certain aspects of Repay’s operations may be subject to interruption. Also, while Repay has disaster recovery policies and arrangements in place, they have not been tested under actual disasters or similar events. Maintaining and upgrading Repay’s system is costly and time-consuming, involves significant technical risk and may divert Repay’s resources from new features and products, and there can be no assurances that such systems will be effective. Frequent or persistent site interruptions could lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to Repay’s business practices.

In addition, Repay is continually improving and upgrading its information systems and technologies. Implementation of new systems and technologies is complex, expensive and time-consuming. If Repay fails to timely and successfully implement new information systems and technologies or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, this could have an adverse impact on Repay’s business, internal controls (including internal controls over financial reporting), results of operations and financial condition.

Repay relies on other service and technology providers. If such providers fail in or discontinue providing their services or technology to Repay, Repay’s ability to provide services to clients may be interrupted, and, as a result, its business, financial condition and results of operations could be adversely impacted.

Repay relies on third parties to provide or supplement card processing services and for infrastructure hosting services. It also relies on third parties for specific software and hardware used in providing its products and services. The termination by Repay’s service or technology providers of their arrangements with Repay or their failure to perform their services efficiently and effectively may adversely affect Repay’s relationships with its clients and, if Repay cannot find alternate providers quickly, may cause those clients to terminate their relationships with Repay.

Repay’s third-party processors, which provide Repay with front-end authorization and back-end settlement services, compete with Repay or may compete with it in the future in the vertical markets that it serves. There can be no assurance that these processors will maintain their relationships with Repay in the future or that they will refrain from competing directly with the solutions that Repay offers.

If Repay is unable to renew its existing contracts with its most significant vendors, it might not be able to replace the related products or services at the same cost, which would negatively impact its profitability. Additionally, while Repay believes it would be able to locate alternative vendors to provide substantially similar services at comparable rates, or otherwise replicate such services internally, no assurance can be made that a change would not be disruptive to its business, which could potentially lead to a material adverse impact on its revenue and profitability until resolved.

Repay also relies in part on third parties for the development of and access to new technologies, and updates to existing products and services for which third parties provide ongoing support, which reliance increases the cost associated with new and existing product and service offerings. Failure by these third-party providers to devote an appropriate level of attention to Repay’s products and services could result in delays in introducing new products or services, or delays in resolving any issues with existing products or services for which third-party providers provide ongoing support.

Repay is subject to economic and political risk, the business cycles of its clients and software integration partners and the overall level of consumer and commercial spending, which could negatively impact its business, financial condition and results of operations.

The electronic payment industry depends heavily on the overall level of consumer and commercial spending. Repay is exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits. A sustained deterioration in general economic conditions, particularly in the United States, or increases in interest rates, could adversely affect Repay’s financial performance by reducing the number or aggregate volume of transactions made using electronic payments. Reductions in the amount of consumer spending and lending could result in a decrease in Repay’s revenue and profits. If Repay’s clients make fewer sales of products and services using electronic payments, or consumers spend less money through electronic payments, Repay will have fewer transactions to process at lower dollar amounts, resulting in lower revenue.

A weakening in the economy could have a negative impact on Repay’s clients, as well as their customers who purchase products and services using the payment processing systems to which Repay provides access, which could, in turn, negatively affect Repay’s business, financial condition and results of operations. For example, in the vertical markets that Repay serves, merchants are affected by macroeconomic conditions such as employment, personal income and consumer sentiment. If economic conditions deteriorate and its clients experience decreased demand for consumer lending (particularly in the automobile finance market as consumers cut down on discretionary spending), Repay would experience a decrease both in volume and number of transactions processed. In addition, a weakening in the economy could force merchants to close at higher than historical rates in part because many of them are not as well capitalized as larger organizations, which could expose Repay to potential credit losses and future transaction declines. Further, credit card issuers may reduce credit limits and become more selective in their card issuance practices. Repay also has a certain amount of fixed and semi-fixed costs, including rent, debt service and salaries, which could limit its ability to quickly adjust costs and respond to changes in its business and the economy.

In addition, nearly all of Repay’s clients are consumer lenders that provide personal loans and automotive loans to consumers that have varying degrees of credit risk. The regulatory environment that these clients operate in is very complex because applicable regulations are often enacted by multiple agencies in the state and federal governments. For example, the Consumer Financial Protection Bureau promulgated new rules applicable to such loans that could have an adverse effect on Repay’s clients’ businesses, and numerous state laws impose similar requirements. Such merchants are also subject to negative public perceptions that their consumer lending activities constitute predatory or abusive lending to consumers, and concerns raised by consumer advocacy groups and government officials may lead to efforts to further regulate the industry in which many of Repay’s clients operate. The combination of these factors, and in particular the uncertainties associated with the regulatory environments in the various jurisdictions in which Repay’s clients operate, could materially adversely affect the business of Repay’s clients and may force its consumer lender clients to change their business models. As a result, Repay may need to be nimble and quickly respond to the evolving needs of the vertical markets that it serves. If the business of Repay’s clients is materially adversely affected by the uncertainties described above and if it or its clients fail to respond to such changes in the industry in a timely manner, or if there are significant changes in such vertical markets that Repay does not anticipate, its business, financial condition and results of operations would be materially adversely affected.

Repay’s risk management policies and procedures may not be fully effective in mitigating its risk exposure in all market environments or against all types of risks.

Repay operates in a rapidly changing industry. Accordingly, its risk management policies and procedures may not be fully effective to identify, monitor, manage and remediate its risks. Some of Repay’s risk evaluation methods depend upon information provided by others and public information regarding markets, merchants or other matters that are otherwise inaccessible by Repay. In some cases, that information may not be accurate, complete or up-to-date. Additionally, Repay’s risk detection system is subject to a high degree of “false positive” risks being detected, which makes it difficult for Repay to identify real risks in a timely manner. If its policies and procedures are not fully effective or it is not always successful in capturing all risks to which it is or may be exposed, Repay may suffer harm to its reputation or be subject to litigation or regulatory actions that materially increase its costs and limit its ability to grow and may cause Repay to lose existing clients.

Repay may not be able to continue to expand its share in its existing vertical markets or expand into new vertical markets, which would inhibit its ability to grow and increase its profitability.

Repay’s future growth and profitability depend, in part, upon its continued expansion within the vertical markets in which it currently operates, the emergence of other vertical markets for electronic payments and Repay’s integrated solutions, and its ability to penetrate new vertical markets and its current software integration partners’ customer bases. As part of its strategy to expand into new vertical markets and increase its share in its existing vertical markets, Repay looks for acquisition opportunities and partnerships with other businesses that will allow it to increase its market penetration, technological capabilities, product offerings and distribution capabilities. Repay may not be able to successfully identify suitable acquisition or partnership candidates in the future, and if it does identify them, they may not provide Repay with the benefits it anticipated.

Repay’s expansion into new vertical markets also depends on its ability to adapt its existing technology or to develop new technologies to meet the particular needs of each new vertical market. Repay may not have adequate financial or technological resources to develop effective and secure services or distribution channels that will satisfy the demands of these new vertical markets. Penetrating these new vertical markets may also prove to be more challenging or costly or may take longer than Repay may anticipate. If Repay fails to expand into new vertical markets and increase its penetration into existing vertical markets, Repay may not be able to continue to grow its revenues and earnings.

Repay may not be able to successfully execute its strategy of growth through acquisitions.

A significant part of Repay’s growth strategy is to enter into new vertical markets through platform acquisitions of vertically-focused integrated payment and software solutions providers, to expand within its existing vertical markets through selective tuck-in acquisitions and to otherwise increase its presence in the payments processing market. Since 2016, Repay has completed a total of three platform acquisitions that enabled it to enter new, or expand within existing, vertical markets.

Although Repay expects to continue to execute its acquisition strategy:

•        it may not be able to identify suitable acquisition candidates or acquire additional assets on favorable terms;

•        it may compete with others to acquire assets, which competition may increase, and any level of competition could result in decreased availability or increased prices for acquisition candidates;

•        competing bidders for such acquisitions may be larger, better-funded organizations with more resources and easier access to capital;

•        it may experience difficulty in anticipating the timing and availability of acquisition candidates;

•        it may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of its potential acquisitions;

•        potential acquisitions may be subject to regulatory approvals, which may cause delays and uncertainties; and

•        it may not be able to generate cash necessary to execute its acquisition strategy.

The occurrence of any of these factors could adversely affect Repay’s growth strategy.

Repay’s acquisitions subject it to a variety of risks that could harm its business.

Repay reviews and completes selective acquisition opportunities. There can be no assurances that it will be able to complete suitable acquisitions for a variety of reasons, including the difficulties associated with the identification of and competition for acquisition targets, the need for regulatory approvals, the inability of the parties to agree to the structure or purchase price of the transaction and Repay’s inability to finance the transaction on commercially acceptable terms. In addition, any completed acquisition will subject Repay to a variety of other risks:

•        it may need to allocate substantial operational, financial and management resources in integrating new businesses, technologies and products, and management may encounter difficulties in integrating the operations, personnel or systems of the acquired business;

•        the acquisition may have a material adverse effect on its business relationships with existing or future clients or software integration partners;

•        it may assume substantial actual or contingent liabilities, known and unknown;

•        the acquisition may not meet its expectations of future financial performance;

•        it may experience delays or reductions in realizing expected synergies or benefits;

•        it may incur substantial unanticipated costs or encounter other problems associated with the acquired business, including challenges associated with transfer of various data processing functions and connections to its systems and those of its third-party service providers;

•        it may be unable to achieve its intended objectives for the transaction; and

•        it may not be able to retain the key personnel, customers and suppliers of the acquired business.

These challenges and costs and expenses may adversely affect Repay’s business, financial condition and results of operations.

Changes in tax laws or their judicial or administrative interpretations, or becoming subject to additional U.S., state or local taxes that cannot be passed through to Repay’s clients, could negatively affect Repay’s business, financial condition and results of operations.

Repay’s operations are subject to extensive tax liabilities, including federal and state and transactional taxes such as excise, sales/use, payroll, franchise, withholding, and ad valorem taxes. Changes in tax laws or their judicial or administrative interpretations could decrease the amount of revenues Repay receives, the value of any tax loss carryforwards and tax credits recorded on its balance sheet and the amount of its cash flow, and may have a material adverse impact on its business, financial condition and results of operations. Some of Repay’s tax liabilities are subject to periodic audits by the applicable taxing authority which could increase its tax liabilities. Furthermore, companies in the payment processing industry, including Repay, may become subject to incremental taxation in various taxing jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If Repay is required to pay additional taxes and is unable to pass the tax expense through to its clients, its costs would increase and its net income would be reduced, which could have a material adverse effect on its business, financial condition and results of operations.

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the “Tax Cuts and Jobs Act,” which includes significant changes to the taxation of business entities. This new legislation, among other things, reduces the U.S. corporate income tax rate, imposes significant additional limitations on the deductibility of interest and allows the expensing of certain capital expenditures. Repay continues to examine the impact this tax reform legislation may have on its business. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform or of any future administrative guidance interpreting provisions thereof is uncertain, and Repay’s business and financial condition could be adversely affected. This proxy statement/prospectus does not discuss such tax legislation or the manner in which it might affect holders of the Company’s common stock. Thunder Bridge urges its shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of this legislation on their investment.

Repay may not be able to successfully manage its intellectual property and may be subject to infringement claims.

Repay relies on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect its proprietary technology, which is critical to its success, particularly in its strategic verticals where it may offer proprietary software solutions to its clients. Third parties may challenge, circumvent, infringe or misappropriate Repay’s intellectual property, or such intellectual property may not be sufficient to permit Repay to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of service offerings or other competitive harm. Other parties, including Repay’s competitors, may independently develop similar technology and duplicate Repay’s services or design around its intellectual property and, in such cases, Repay could not assert its intellectual property rights against such parties. Further, Repay’s contractual arrangements may be subject to termination or renegotiation with unfavorable terms to Repay, and its third-party licensors may be subject to bankruptcy, insolvency and other adverse business dynamics, any of which might affect Repay’s ability to use and exploit the products licensed to it by such third-party licensors. Additionally, Repay’s contractual arrangements may not effectively prevent disclosure of its confidential information or provide an adequate remedy in the event of unauthorized disclosure of its confidential information. Repay may have to litigate to enforce or determine the scope and enforceability of its intellectual property rights and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in its industry, aspects of Repay’s business and its services rely on technologies developed or licensed by third parties, and Repay may not be able to obtain or retain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection or the inability to license or otherwise use third-party intellectual property could harm Repay’s business and ability to compete.

Repay may also be subject to costly litigation if its services and technology are alleged to infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by Repay’s products, services or technology. Any of these third parties could make a claim of infringement, breach or other violation of third-party intellectual property rights against Repay with respect to its products, services or technology. Any claim from third parties may result in a limitation on Repay’s ability to use the intellectual property subject to these claims. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement or other violations and attempting to extract settlements from companies like Repay. Even if Repay believes that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of Repay’s management and employees. Claims of intellectual property infringement or violation also may require Repay to redesign affected products or services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting Repay from marketing or selling certain of its products or services. Even if Repay has an agreement for indemnification against such costs, the indemnifying party, if any in such circumstance, may be unable to uphold its contractual obligations. If Repay cannot or does not license the infringed technology on reasonable terms or substitute similar technology from another source, its revenue and earnings could be adversely impacted.

If Repay is unable to develop and maintain effective internal controls over financial reporting, it may not be able to produce timely and accurate financial statements, which could have a material adverse effect on its business.

For the years ended December 31, 2017 and 2016, Repay identified control deficiencies that constituted material weaknesses in controls over financial reporting, which were remediated as of the year ended December 31, 2018. The material weaknesses previously identified and subsequently remediated were related to (i) insufficient segregation of duties, (ii) lack of formal documentation and the development of policies and procedures, and (iii) insufficient evidential matter to support the implementation of control activities, all of which were remediated as of the year ended December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Repay’s annual or interim consolidated financial statements will not be prevented or deleted on a timely basis.

As a private company not subject to the internal control provisions of the Sarbanes-Oxley Act, Repay has had limited accounting and finance personnel and other resources with which to address its internal controls and procedures consistent with PCAOB standards. As of the year ended December 31, 2018, Repay remediated its previously identified material weaknesses by taking certain remedial actions, including hiring key accounting personnel and creating a formal month-end financial statement review process, which have been completed. Repay intends to continue to evaluate actions to enhance its internal controls over financial reporting, but there is no assurance that Repay will not identify other control deficiencies or material weaknesses in the future.

If Repay identifies future material weaknesses in its internal controls over financial reporting or fails to meet the demands that will be placed upon it as a public company, including the requirements of the Sarbanes-Oxley Act, it may be unable to accurately report its financial results or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject Repay to sanctions or investigations by the SEC or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and Repay is unable to remediate any such material weaknesses, its reputation, financial condition and operating results could suffer.

Repay’s clients and their respective businesses are subject to extensive government regulation, and any new laws and regulations, industry standards or revisions made to existing laws, regulations or industry standards affecting its clients’ businesses or the electronic payments industry, or Repay’s or its clients’ actual or perceived failure to comply with such obligations, may have an unfavorable impact on Repay’s business, financial condition and results of operations.

The clients Repay serves are subject to numerous federal and state regulations that affect the electronic payments industry. While payment processors like Repay are not subject to examination by government agencies, they are subject to laws and regulations prohibiting unfair, deceptive acts and practices (“UDAAP”). Because of the rules and regulations enacted at the state and federal level that affect its clients, Repay has developed compliance mechanisms that limit both its and its sponsor banks’ exposure to such regulations and risks associated with Repay’s clients’ industries.

Regulation of the consumer finance industry has increased significantly in the past several years and is continually evolving. In order to manage its exposure to such laws and regulations, Repay employs a substantial compliance management system designed to identify and mitigate risks associated with its merchant relationships. Repay’s system is audited annually by a third-party and compared against industry standards, including System and Organization Controls (“SOC”) and the PCI DSS described above, and Repay evaluates and updates its compliance models to improve its performance and keep up with the rapid evolution of the legal and regulatory regime its clients face. However, changes to statutes, regulations or industry standards, including interpretations and implementation of such statutes, regulations or standards, could increase Repay’s cost of doing business or affect Repay’s competitive advantage. Repay’s clients are also subject to U.S. financial services regulations, numerous consumer protection laws, escheat regulations and privacy and information security regulations, among other laws, rules and regulations. Failure of Repay’s clients to comply with regulations may have an adverse effect on Repay’s business, including the limitation, suspension or termination of services provided to, or by, third parties, and the imposition of penalties or fines. To the extent these regulations negatively impact the business, operations or financial condition of its clients, Repay’s business and results of operations could be materially and adversely affected because, among other matters, its clients may experience decreases in payment transactions processed, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to Repay by negotiating price reductions. Repay could be required to invest a significant amount of time and resources to comply with additional regulations or oversight or to modify the manner in which it contracts with or provides services and solutions to its clients and regulations could directly or indirectly limit how much Repay can charge for its services. In addition, Repay may not be able to update its existing products and services or develop new ones in a timely manner to address the evolving compliance needs of its clients. Any of these events, if realized, could have a material adverse effect on Repay’s business, results of operations and financial condition.

Laws and regulations, even if not directed at Repay, may require Repay to take significant efforts to change its services and solutions and may require that it incur additional compliance costs and change how it prices its products and services to its clients and software integration partners. Implementing new compliance efforts is difficult because of the complexity of new regulatory requirements, and Repay is devoting and will continue to devote significant resources to ensure compliance. Furthermore, regulatory actions may precipitate changes in business practices by Repay and other industry participants which could affect how Repay markets, prices and distributes its products and services, and which could materially adversely affect its business, financial condition and results of operations. In addition, even an inadvertent failure to comply with laws and regulations or evolving public perceptions of its business could damage Repay’s business or its reputation.

The businesses of Repay’s clients are strictly regulated in every jurisdiction in which they operate, and such regulations, and its clients’ failure to comply with them, could have an adverse effect on its clients’ businesses and, as a result, Repay’s results of operations.

Repay’s clients are subject to a variety of statutes and regulations enacted by government entities at the federal, state and local levels, which include regulations relating to: the amount they may charge in interest rates and fees; the terms of their loans (such as maximum and minimum durations), repayment requirements and limitations, number and frequency of loans, maximum loan amounts, renewals and extensions, required repayment plans and reporting and use of state-wide databases; collection and servicing activity; the establishment and operation of their businesses; licensing, disclosure and reporting requirements; restrictions on advertising and marketing; and requirements governing electronic payments and money transmission.

Repay provides a more detailed description of the regulations to which its clients are subject and that Repay monitors for merchant compliance and risk assessment under “Business — Government Regulation.”

These regulations affect Repay’s clients’ businesses in many ways, including their loan volume, revenues, delinquencies of their borrowers and results of operations. These changes to Repay’s clients’ businesses may affect the payment volume Repay processes, including the number and size of scheduled repayments and the number of originated loans subject to repayment. To the extent these laws and regulations curtail consumer lending activity, Repay’s results of operations and financial condition could be adversely affected.

Compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other federal and state regulations may increase Repay’s compliance costs, limit its revenues and otherwise negatively affect its business.

Since the enactment of the Dodd-Frank Act, there have been substantial reforms to the supervision and operation of the financial services industry, including numerous new regulations that have imposed compliance costs on Repay and its financial institution partners and clients. Among other things, the Dodd-Frank Act established the Consumer Financial Protection Bureau (the “CFPB”), which is empowered to conduct rule-making and supervision related to, and enforcement of, federal consumer financial protection laws. The CFPB has issued guidance that applies to “supervised service providers,” which the CFPB has defined to include service providers, like Repay, to CFPB supervised banks and nonbanks. The Dodd-Frank Act also established the Financial Stability Oversight Council, which has the authority to determine whether any non-bank financial company should be supervised by the Board of Governors of the Federal Reserve System, or the Federal Reserve, because it is systemically important to the U.S. financial system. In addition, federal and state agencies have recently proposed or enacted cybersecurity regulations, such as the Cybersecurity Requirements for Financial Services Companies issued by the New York State Department of Financial Services and the Advance Notice of Proposed Rulemaking on Enhanced Cyber Risk Management Standards issued by The Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation in October 2016. Such cybersecurity regulations are applicable to large bank holding companies and their subsidiaries, as well as to service providers to those organizations. Any new rules and regulations implemented by the CFPB or state or other authorities or in connection with the Dodd-Frank Act could, among other things, slow Repay’s ability to adapt to a rapidly changing industry, require Repay to make significant additional investments to comply with them, redirect time and resources to compliance obligations, modify Repay’s products or services or the manner in which they are provided, or limit or change the amount or types of revenue Repay is able to generate.

Interchange fees, which the payment processor typically pays to the card issuer in connection with credit and debit card transactions, are subject to increasingly intense legal, regulatory and legislative scrutiny. In particular, the Dodd-Frank Act regulates and limits debit card fees charged by certain card issuers and allows businesses and organizations to set minimum dollar amounts for the acceptance of credit cards. Specifically, under the so-called “Durbin Amendment” to the Dodd-Frank Act, the interchange fees that certain issuers charge businesses and organizations for debit transactions are regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the issuer in authorizing, clearing and settling the transactions. Rules released by the Federal Reserve in July 2011 to implement the Durbin Amendment mandate a cap on debit transaction interchange fees for card issuers with assets of $10 billion or greater. Since October 2011, a payment network may not prohibit a card issuer from contracting with any other payment network for the processing of electronic debit transactions involving the card issuer’s debit cards, and card issuers and payment networks may not inhibit the ability of businesses and organizations to direct the routing of debit card transactions over any payment networks that can process the transactions. These restrictions could negatively affect the number of debit transactions, and prices charged per transaction, which would negatively affect Repay’s business.

Repay must comply with laws and regulations prohibiting unfair or deceptive acts or practices, and any failure to do so could materially and adversely affect its business.

Repay and many of its clients are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices and various state laws similar in scope and subject matter thereto. In addition, provisions of the Dodd-Frank Act that prohibit unfair, deceptive or abusive acts or practices, the Telemarketing Sales Act and other laws, rules and/or regulations, may directly impact the activities of certain of Repay’s clients, and in some cases may subject Repay, as the electronic payment processor or provider of payment settlement services, to investigations, fees, fines and disgorgement of funds if it is found to have improperly aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a client through its services. Various federal and state regulatory enforcement agencies, including the Federal Trade Commission and state attorneys general have authority to take action against non-banks that engage in UDAAP, or violate other laws, rules and regulations. To the extent Repay is processing payments or providing products and services for a client suspected of violating such laws, rules and regulations, it may face enforcement actions and incur losses and liabilities that may adversely affect its business.

Numerous other federal or state laws affect Repay’s business, and any failure to comply with those laws could harm its business.

Currently, Repay is not deemed a money transmitter and has no expectation that it would be deemed as such in the foreseeable future. Repay, along with its third-party service providers, uses structural arrangements designed to prevent Repay from receiving or controlling its client’s funds and therefore remove its activities from the scope of money transmitter regulation. There can be no assurance that these structural arrangements will remain effective as money transmitter laws continue to evolve or that the applicable regulatory bodies, particularly state agencies, will view Repay’s payment processing activities as compliant.

Repay’s business may also be subject to the Fair Credit Reporting Act (the “FCRA”), which regulates the use and reporting of consumer credit information and also imposes disclosure requirements on entities that take adverse action based on information obtained from credit reporting agencies. Repay could be liable if its practices do not comply with the FCRA or regulations under it.

The Housing Assistance Tax Act of 2008 included an amendment to the Code, that requires information returns to be made for each calendar year by payment processing entities and third-party settlement organizations with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements. Repay could be liable for penalties if its information returns are not in compliance with these regulations.

Repay’s solutions may be required to conform, in certain circumstances, to requirements set forth in the Health Insurance Portability and Accountability Act of 1996, which governs the privacy and security of “protected health information.”

Additionally, Repay is required to comply with certain anti-money laundering regulations in connection with its payment processing activities and is subject to certain economic and trade sanctions programs, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. These regulations are generally governed by the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”) and the Office of Foreign Assets Control (“OFAC”).

Depending on how its products and services evolve, Repay may be subject to a variety of additional laws and regulations, including those governing money transmission, gift cards and other prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, restrictions on foreign assets, gambling, banking and lending, and import and export restrictions.

Repay’s efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. Additionally, as its products and services evolve, and as regulators continue to increase their scrutiny of compliance with these obligations, Repay may be subject to a variety of additional laws and regulations, or it may be required to further revise or expand its compliance management system, including the procedures it uses to verify the identity of its clients, their customers, and to monitor transactions. If Repay is found to be in violation of any such legal or regulatory requirements, it may be subject to monetary fines or other penalties, such as a cease and desist order, or it may be required to alter the nature or packaging of its services and solutions, any of which could adversely affect its business or operating results.

Governmental regulations designed to protect or limit access to or use of consumer information could adversely affect Repay’s ability to effectively provide its products and services.

In addition to those regulations discussed previously that are imposed by the card networks and NACHA, governmental bodies in the United States have adopted, or are considering the adoption of, laws and regulations restricting the use, collection, storage, transfer and disposal of, and requiring safeguarding of, non-public personal information. Repay’s operations are subject to certain provisions of these laws. Relevant federal privacy laws include the Family Educational Rights and Privacy Act of 1974, the Protection of Pupil Rights Amendment and the Gramm-Leach-Bliley Act of 1999, which applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions. The U.S. Children’s Online Privacy Protection Act (“COPPA”) also regulates the collection of information by operators of websites and other electronic solutions that are directed to children under 13 years of age. These laws and regulations restrict Repay’s collection, processing, storage, use and disclosure of personal information, may require it to notify individuals of its privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information, and mandate certain procedures with respect to safeguarding and proper description of stored information. These laws also impose requirements for safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, there are state laws restricting the ability to collect and utilize certain types of information such as Social Security and driver’s license numbers. Certain state laws impose similar privacy obligations as well as obligations to provide notification of security breaches of personal information to affected individuals, state officers, consumer reporting agencies and businesses and governmental agencies.

Further, Repay is obligated by its clients, sponsor banks and software integration partners to maintain the confidentiality and security of non-public consumer information that Repay’s clients and their customers share with it. Its contracts may require periodic audits by independent parties regarding its compliance with applicable standards, and may permit its counterparties to audit its compliance with best practices established by regulatory guidelines with respect to confidentiality and security of non-public personal information. Repay’s ability to maintain compliance with these standards and satisfy these audits will affect its ability to attract, grow and maintain business in the future, and any failure to do so could subject Repay to contractual liability, each of which could have a material effect on its business and results of operations.

If Repay fails to comply with these laws, regulations or contractual terms, or if it experiences security breaches, it could face regulatory enforcement proceedings, suits for breach of contract and monetary liabilities. Additionally, any such failure could harm the relationships and reputation it depends on to retain existing clients and software integration partners and obtain new clients and software integration partners. If federal and state governmental bodies adopt more restrictive privacy laws in the future, Repay’s compliance costs could increase, and it could make Repay’s due diligence reviews and monitoring regarding the risk of its clients more difficult, complex and expensive. As Repay’s business grows, it may also be required to invest in a more substantive and complex compliance management system than the one it currently employs.

The loss of key personnel or the loss of Repay’s ability to attract, recruit, retain and develop qualified employees, could adversely affect Repay’s business, financial condition and results of operations.

Repay depends on the ability and experience of a number of its key personnel who have substantial experience with its operations, the rapidly changing payment processing industry and the vertical markets in which it offers its products and services. Many of Repay’s key personnel have worked for Repay for a significant amount of time or were recruited by Repay specifically due to their experience. Repay’s success depends in part upon the reputation and influence within the industry of its senior managers who have, over the years, developed long standing and favorable relationships with its software integration partners, vendors, card associations, sponsor banks and other payment processing and service providers. It is possible that the loss of the services of one or a combination of its senior executives or key managers could have a material adverse effect on Repay’s business, financial condition and results of operations. In addition, contractual obligations related to confidentiality and assignment of intellectual property rights may be ineffective or unenforceable, and departing employees may share Repay’s proprietary information with competitors or seek to solicit its software integration partners or clients or recruit its key personnel to competing businesses in ways that could adversely impact Repay.

Further, in order for Repay to continue to successfully compete and grow, it must attract, recruit, develop and retain personnel who will provide Repay with the expertise it needs. Repay’s success also depends on the skill and experience of its sales force, which it must continuously work to maintain. While it has a number of key personnel who have substantial experience with its operations, Repay must also develop its personnel so that its personnel is capable of maintaining the continuity of its operations, supporting the development of new services and solutions, and expanding Repay’s client base. The market for qualified personnel is competitive, and Repay may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors.

Repay has been the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations which could have a material adverse effect on its business, financial condition or results of operations.

In the ordinary course of business, Repay is the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations, including commercial disputes and employee claims, such as claims of age discrimination, sexual harassment, gender discrimination, immigration violations or other local, state and federal labor law violations, and from time to time may be involved in governmental or regulatory investigations or similar matters arising out of its current or future business. Any claims asserted against Repay or its management, regardless of merit or eventual outcome, could harm Repay’s reputation and have an adverse impact on its relationship with its clients, software integration partners and other third parties and could lead to additional related claims. In light of the potential cost and uncertainty involved in litigation, Repay has in the past and may in the future settle matters even when it believes it has a meritorious defense. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of Repay’s business and operations or increase its cost of doing business. Repay’s insurance or indemnities may not cover all claims that may be asserted against it. Furthermore, there is no guarantee that Repay will be successful in defending itself in pending or future litigation or similar matters under various laws. Any judgments or settlements in any pending or future claims, litigation or investigations could have a material adverse effect on Repay’s business, financial condition and results of operations.

Risks Related to Thunder Bridge

You have limited rights or interests in funds in the Trust Account. To liquidate your investment, therefore, you may be forced to sell your Public Shares or warrants, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account only upon (i) such shareholder’s exercise of Redemption Rights in connection with Thunder Bridge’s initial business combination (which will be the Business Combination should it occur) and then only in connection with those ordinary shares of Thunder Bridge that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the Redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Memorandum and Articles of Association to (A) modify the substance or timing of Thunder Bridge’s obligation to redeem 100% of the Public Shares if Thunder Bridge does not complete an initial business combination by December 21, 2019 or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the Redemption of Public Shares if Thunder Bridge is unable to complete an initial business combination by December 21, 2019, subject to applicable law and as further described herein. In addition, if Thunder Bridge’s plan to redeem its Public Shares if it is unable to complete an initial Business Combination by December 21, 2019 is not completed for any reason, compliance with applicable law and the Memorandum and Articles of Association may require that Thunder Bridge submit a plan of dissolution to its then-existing shareholders for approval prior to the distribution of the proceeds held in Thunder Bridge’s Trust Account. In that case, Public Shareholders may be forced to wait beyond December 21, 2019 before they receive funds from the Trust Account. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or warrants, potentially at a loss.

If you or a “group” of shareholders are deemed to hold in excess of 15% of Thunder Bridge’s Public Shares, you will lose the ability to redeem all such shares in excess of 15% of Thunder Bridge’s Public Shares.

The Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the shares sold in Thunder Bridge’s IPO, which is referred to as the “Excess Shares.” However, such shareholders may vote all their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over Thunder Bridge’s ability to complete the Business Combination and you could suffer a material loss on your investment in Thunder Bridge if you sell Excess Shares in open market transactions. Additionally, you will not receive Redemption distributions with respect to the Excess Shares if Thunder Bridge completes the Business Combination. As a result, you will continue to hold that number of Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell such shares in open market transactions, potentially at a loss.

Thunder Bridge’s shareholders may be held liable for claims by third parties against Thunder Bridge to the extent of distributions received by them upon Redemption of their shares.

If Thunder Bridge is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Thunder Bridge was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Thunder Bridge’s shareholders. Furthermore, Thunder Bridge’s directors may be viewed as having breached their fiduciary duties to Thunder Bridge or Thunder Bridge’s creditors and/or having acted in bad faith, and thereby exposing themselves and Thunder Bridge to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. There is no assurance that claims will not be brought against Thunder Bridge for these reasons. Thunder Bridge and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the Trust Account while Thunder Bridge was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of approximately $18,292.68 and to imprisonment for five years in the Cayman Islands.

Although Thunder Bridge seeks to have all vendors, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business execute agreements with Thunder Bridge waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Thunder Bridge’s Public Shareholders, as well as distributions to Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Public Shareholders or claims challenging the enforceability of the waiver.

If third parties bring claims against Thunder Bridge, the proceeds held in the Trust Account could be reduced and the Redemption Price received by Public Shareholders may be less than $10.10 per share.

Thunder Bridge’s placing of funds in the Trust Account may not protect those funds from third-party claims against Thunder Bridge. Although Thunder Bridge seeks to have all vendors, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business execute agreements with Thunder Bridge waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Thunder Bridge’s Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Thunder Bridge’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Thunder Bridge’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Thunder Bridge than any alternative.

Examples of possible instances where Thunder Bridge may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Thunder Bridge and will not seek recourse against the Trust Account for any reason. Upon Redemption of Thunder Bridge’s Public Shares, if Thunder Bridge is unable to complete its initial business combination within the prescribed time frame, or upon the exercise of a Redemption Right in connection with the Business Combination, Thunder Bridge will be required to provide for payment of claims of creditors that were not waived that may be brought against Thunder Bridge within the ten years following Redemption. Accordingly, the Redemption Price received by Public Shareholders could be less than the $10.10 per share initially held in the Trust Account, due to claims of such creditors.

Pursuant to the Insider Letter Agreement, the Sponsor has agreed that it will be liable to Thunder Bridge if and to the extent any claims by a vendor (other than the independent auditors) for services rendered or products sold to Thunder Bridge, or a prospective target business with which Thunder Bridge has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.10 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Thunder Bridge’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Thunder Bridge believes that the Sponsor’s only assets are securities of Thunder Bridge, and Thunder Bridge has neither undertaken any efforts to independently verify whether the Sponsor has sufficient funds available to satisfy its indemnification obligations, nor asked the Sponsor to reserve for such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for an initial business combination and Redemptions could be reduced to less than $10.10 per Public Share without any meaningful recourse against the Sponsor. In such event, Thunder Bridge may not be able to complete an initial business combination, and you would receive such lesser amount per share in connection with any Redemption of your Public Shares.

of Thunder Bridge’s officers or directors will indemnify Thunder Bridge for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Thunder Bridge’s directors may decide not to enforce the indemnification obligations of the Sponsor under the Insider Letter Agreement, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Thunder Bridge’s Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.10 per Public Share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Thunder Bridge’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Thunder Bridge currently expects that its independent directors would take legal action on behalf of Thunder Bridge against the Sponsor to enforce their indemnification obligations to Thunder Bridge, it is possible that Thunder Bridge’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If Thunder Bridge’s independent directors choose not to enforce these indemnification obligations, there may be less funds in the Trust Account available for distribution to Thunder Bridge’s Public Shareholders.

If, after Thunder Bridge distributes the proceeds in the Trust Account to its Public Shareholders, Thunder Bridge files a bankruptcy petition or an involuntary bankruptcy petition is filed against Thunder Bridge that is not dismissed, a bankruptcy court may seek to recover such proceeds and the members of the Thunder Bridge Board may be viewed as having breached their fiduciary duties to Thunder Bridge’s creditors, thereby exposing the members of the Thunder Bridge Board and Thunder Bridge to claims of punitive damages.

If, after Thunder Bridge distributes the proceeds in the Trust Account to its Public Shareholders, Thunder Bridge files a bankruptcy petition or an involuntary bankruptcy petition is filed against Thunder Bridge that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Thunder Bridge’s shareholders. In addition, the Thunder Bridge Board may be viewed as having breached its fiduciary duty to Thunder Bridge’s creditors and/or having acted in bad faith, thereby exposing itself and Thunder Bridge to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the business, investments and results of operations of Thunder Bridge.

Thunder Bridge is subject to laws and regulations enacted by national, regional and local governments. In particular, Thunder Bridge is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations of Thunder Bridge. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Thunder Bridge’s business and results of operations.

The exercise price for the Public Warrants is higher than in many similar blank check company offerings, and, accordingly, the Warrants are more likely to expire worthless.

The exercise price of the Public Warrants is higher than is typical in many similar blank check company offerings. Historically, the exercise price of a warrant was generally a fraction of the purchase price of the units in the IPO. The exercise price for the Public Warrants is $11.50 per whole share and, subsequent to the Business Combination, will be $2.875 per one-quarter share ($11.50 per whole share). As a result, the Warrants are less likely to ever be in the money and more likely to expire worthless.

Pursuant to the terms of the Warrant Amendment, a Public Warrant Holder will only be permitted to exercise its warrants for a whole number of Class A ordinary shares.

Pursuant to the terms of the Warrant Amendment, a Public Warrant Holder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a number of warrants evenly divisible by four may be exercised at any given time by the Public Warrant Holder. For example, if a Public Warrant Holder holds three warrants to purchase one-quarter of a Class A ordinary share, such warrants will not be exercisable. However, if a Public Warrant Holder holds four warrants, such warrants will be exercisable for one Class A ordinary share. Thunder Bridge will not pay cash in lieu of fractional warrants after giving effect to the Warrant Amendment.

The Insider Letter Agreement may be amended without shareholder approval.

The Insider Letter Agreement with Thunder Bridge’s Sponsor, directors and officers contains provisions relating to transfer restrictions of Thunder Bridge’s Founder Shares and Private Placement Warrants, indemnification of the Trust Account, waiver of Redemption Rights and participation in liquidation distributions from the Trust Account. The Insider Letter Agreement may be amended without shareholder approval. While Thunder Bridge does not expect the Thunder Bridge Board to approve any amendment to this agreement prior to the Business Combination, it may be possible that the Thunder Bridge Board, in exercising its business judgment and subject to its fiduciary duties and any restrictions under the Merger Agreement, chooses to approve one or more amendments to such agreement. Any such amendment may have an adverse effect on the value of an investment in Thunder Bridge’s securities.

Thunder Bridge’s founder and chief executive officer controls a substantial interest in Thunder Bridge and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.

Thunder Bridge’s founder and chief executive officer controls the Sponsor and has the ability to vote the Sponsor’s Founder Shares, constituting 20% of Thunder Bridge’s issued and outstanding ordinary shares. Control of the Founder Shares entitles the Sponsor to elect all of Thunder Bridge’s directors prior to an initial business combination, including in the Director Election Proposal in connection with the Business Combination. Holders of Public Shares will have no right to vote on the election of directors during such time. The provisions of the Memorandum and Articles of Association that grant the holders of the Founder Shares the ability to elect directors may only be amended by a special resolution passed by at least 90% of Thunder Bridge’s ordinary shares voting in a

Shareholders Meeting. Accordingly, the Sponsor (and through his control of the Sponsor, Thunder Bridge’s founder and chief executive officer) may exert a substantial influence on actions requiring a shareholder vote, including the matters to be considered at the Shareholders Meeting, potentially in a manner that you do not support. If Thunder Bridge’s Sponsor, its founder and chief executive officer, and any other Thunder Bridge directors or officers (or their affiliates) purchase any additional ordinary shares in the aftermarket or in privately negotiated transactions, this would increase their control of Thunder Bridge. Neither Thunder Bridge’s Sponsor nor, to Thunder Bridge’s knowledge, any of Thunder Bridge’s officers or directors, have any current intention to purchase additional securities. Factors that would be considered in making such additional purchases would include consideration of the current trading price of Thunder Bridge’s Class A ordinary shares. Thunder Bridge will not hold an annual general meeting to elect new directors prior to the completion of the Business Combination, in which case all of the current directors will continue in office until at least the completion of the Business Combination. Accordingly, Thunder Bridge’s Sponsor will continue to exert control at least until the completion of the Business Combination. For more information, see the risk factor entitled “— Risks Related to the Domestication and Business Combination — Some of Thunder Bridge’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Repay is appropriate for Thunder Bridge’s initial business combination.”

The terms of the Warrants may be amended in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding Public Warrants.

The Warrants were issued pursuant to the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Thunder Bridge. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of the Public Warrants. Accordingly, the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Thunder Bridge or the Company may amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding Public Warrants to effect any change thereto, including to increase the exercise price of the Warrants, shorten the exercise period or decrease the number of shares of Thunder Bridge or the Company purchasable upon exercise of a Warrant.

Please see the section below entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal.”

Thunder Bridge’s Warrants may have an adverse effect on the market price of the Company’s Class A common stock.

Thunder Bridge issued Public Warrants to purchase 25,800,000 ordinary shares as part of the Units offered in its IPO (which Public Warrants, in the event that the Warrant Amendment is approved by the Public Warrant Holders at the Warrant Holders Meeting and subsequently implemented, will be amended pursuant to the terms thereof to become exercisable for 6,450,000 ordinary shares), and, simultaneously with the closing of the IPO, Thunder Bridge issued in a private placement an aggregate of 8,830,000 Private Placement Warrants to the Sponsor and Cantor, each exercisable to purchase one Thunder Bridge Class A ordinary share at $11.50 per share. In connection with the Business Combination and PIPE Financing, the Sponsor has agreed to transfer 8,000,000 of its Private Placement Warrants (after giving effect to the Warrant Amendment) to certain of the PIPE Investors, and the Sponsor and Cantor will forfeit their remaining 830,000 Private Placement Warrants, which will be cancelled upon the consummation of the Business Combination. The Sponsor, Cantor and the PIPE Investors who will receive Private Placement Warrants have waived their rights to receive the $1.50 cash payment for each of their Private Placement Warrants. Upon the Domestication, the Warrants will entitle the holders to purchase shares of Class A common stock of the Company. Such Warrants, when exercised, will increase the number of issued and outstanding shares and may reduce the market price of the Company’s Class A common stock.

Your unexpired Warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

Outstanding Warrants may be redeemed at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date the Company sends the notice of Redemption to the Warrant holders. If and when the warrants become redeemable by the Company, the Company may not exercise its Redemption Rights if the issuance of shares of Class A common stock upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or Thunder Bridge is unable to effect such registration or qualification, subject to the Company’s obligation in such case to use its best efforts to register or qualify the shares of Class A common stock under the blue sky laws of the state of residence in those states in which the Warrants were initially offered by Thunder Bridge in its IPO. Redemption of the outstanding Warrants could force you (i) to exercise your Warrants and pay the exercise price at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal Redemption Price which, at the time the outstanding warrants are called for Redemption, is likely to be substantially less than the market value of your Warrants. Prior to the effectiveness of the Warrant Amendment, none of the Private Placement Warrants will be redeemable by the Company so long as they are held by their initial purchasers — the Sponsor and Cantor — or their permitted transferees.

Thunder Bridge is an emerging growth company within the meaning of the Securities Act and Thunder Bridge has taken advantage of certain exemptions from disclosure requirements available to emerging growth companies; this could make the Company’s securities less attractive to investors and may make it more difficult to compare the Company’s performance with other public companies.

Thunder Bridge (and the Company following the Business Combination) is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act and has taken advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in Thunder Bridge’s periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters. As a result, Thunder Bridge’s shareholders may not have access to certain information they may deem important. Thunder Bridge and the Company may be an emerging growth company for up to five years from the IPO, although circumstances could cause the loss of that status earlier, including if the market value of the common stock of the Company held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case the Company would no longer be an emerging growth company as of the following December 31. Thunder Bridge cannot predict whether investors will find its (or the Company’s) securities less attractive because Thunder Bridge (or the Company) rely on these exemptions. If some investors find the securities less attractive as a result of reliance on these exemptions, the trading prices of the Company’s securities may be lower than they otherwise would be, there may be a less active trading market for the Company’s securities and the trading prices of the securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Thunder Bridge has elected not to opt out of such extended transition period. Accordingly, when a standard is issued or revised and it has different application dates for public or private companies, Thunder Bridge (or the Company following the Business Combination), as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. This may make comparison of Thunder Bridge’s and the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for Thunder Bridge to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act requires that Thunder Bridge evaluate and report on its system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2019. Following the initial Business Combination, if the Company is deemed to be a large accelerated filer or an accelerated filer, it will be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. Further, for as long as the Company remains an emerging growth company, it will not be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. Following the Business Combination, the Company will be required to assure that it is in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The need to develop the internal control system to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the Business Combination as well as impose obligations of the Company following the Business Combination.

SHAREHOLDERS MEETING AND WARRANT HOLDERS MEETING

Date, Time and Place of Shareholders Meeting

The Shareholders Meeting will be held following the Warrant Holders Meeting at 10:00 a.m. Eastern time, on           , 2019, at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Shareholder Proposals.

Date, Time and Place of Warrant Holders Meeting

The Warrant Holders Meeting will be held prior to the Shareholders Meeting at 9:30 a.m. Eastern time, on           , 2019, at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Warrant Holder Proposals.

Purpose of the Shareholders Meeting

At the Shareholders Meeting, Thunder Bridge is asking holders of its ordinary shares:

•        To consider and vote upon the Domestication Proposal. The form of the proposed Certificate of Incorporation of the Company to become effective upon the Domestication, is attached to this proxy statement/prospectus as Annex A;

•        To consider and vote upon a proposal to adopt and approve the Business Combination. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B;

•        To consider and vote upon the approval of the 2019 Equity Incentive Plan. A copy of the 2019 Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C;

•        To consider and vote upon the proposal to elect nine directors to serve staggered terms on the Company Board until the 2020, 2021 and 2022 annual meeting of stockholders, respectively and until their respective successors are duly elected and qualified;

•        To consider and vote upon the Articles Amendment Proposal. The full text of the resolutions to amend the Memorandum and Articles of Association is attached to this proxy statement/prospectus as Annex F;

•        To consider and vote upon the Nasdaq Proposal; and

•        To consider and vote upon the Shareholder Adjournment Proposal, if it is presented at the Shareholders Meeting.

Purpose of the Warrant Holders Meeting

At the Warrant Holders Meeting, Thunder Bridge is asking the Public Warrant Holders:

•        To consider and vote upon the Warrant Amendment Proposal; and

•        To consider and vote upon the Warrant Holders Adjournment Proposal, if it is presented at the Warrant Holders Meeting.

Recommendation of the Thunder Bridge Board with Respect to the Proposals

The Thunder Bridge Board has unanimously approved each of the Proposals.

The Board unanimously recommends that shareholders:

•        Vote “FOR” the Domestication Proposal;

•        Vote “FOR” the Business Combination Proposal;

•        Vote “FOR” the 2019 Equity Incentive Plan Proposal;

•        Vote “FOR” the election of each of the directors pursuant to the Director Election Proposal;

•        Vote “FOR” the Articles Amendment Proposal;

•        Vote “FOR” the Nasdaq Proposal; and

•        Vote “FOR” the Shareholder Adjournment Proposal, if it is presented at the Shareholders Meeting.

The Board unanimously recommends that the Public Warrant Holders:

•        Vote “FOR” the Warrant Amendment Proposal; and

•        Vote “FOR” the Warrant Holders Adjournment Proposal, if it is presented at the Warrant Holders Meeting.

Record Date; Outstanding Shares and Public Warrants; Shareholders and Warrant Holders Entitled to Vote

Thunder Bridge has fixed the close of business on May 24, 2019, as the Record Date for determining the Thunder Bridge shareholders and Public Warrant Holders entitled to notice of and to attend and vote at the Shareholders Meeting and the Warrant Holders Meeting, respectively. As of the close of business on such date, there were 25,800,000 Class A ordinary shares and 6,450,000 Founder Shares outstanding and entitled to vote. The Class A ordinary shares and the Founder Shares vote together as a single class, except in the election of directors, as to which only the Founder Shares vote, and each share is entitled to one vote per share at the Shareholders Meeting. On the Record Date, there were 25,800,000 Public Warrants outstanding and entitled to vote. Public Warrant Holders will have one vote for each Public Warrant owned at the close of business on the Record Date.

The Sponsor owns 6,450,000 Founder Shares, which are Class B ordinary shares of Thunder Bridge. Pursuant to the Insider Letter Agreement among Thunder Bridge, the Sponsor and Thunder Bridge’s directors and officers, (i) the 6,450,000 Founder Shares owned by the Sponsor and (ii) any other ordinary shares of Thunder Bridge owned by the Sponsor or Thunder Bridge’s officers and directors will be voted in favor of the Business Combination Proposal at the Shareholders Meeting. Under the Merger Agreement, Thunder Bridge agreed to enforce the voting obligations contained in the Insider Letter Agreement against the Sponsor and the Thunder Bridge officers and directors.

If your shares or warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the Public Warrants you beneficially own are properly counted. If you wish to attend the Shareholders Meeting or the Warrant Holders Meeting and vote in person and your shares or warrants are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Thunder Bridge can be sure that the broker, bank or nominee has not already voted your shares or warrants.

Quorum and Required Vote

A quorum of Thunder Bridge shareholders is necessary to hold the Shareholders Meeting. The presence, in person or by proxy, of Thunder Bridge shareholders representing a majority of the ordinary shares issued and outstanding on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.

Each of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Articles Amendment Proposal, the Nasdaq Proposal and the Warrant Amendment Proposal is interdependent upon the others and must be approved in order for Thunder Bridge to complete the Business Combination as contemplated by the Merger Agreement. The Business Combination Proposal, the 2019 Equity Incentive Plan Proposal, the Shareholder Adjournment Proposal and the Nasdaq Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Shares that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Articles Amendment Proposal must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Thunder Bridge Shares as of the Record Date that are present and vote at the Shareholders Meeting. The election of directors pursuant to the Director Election Proposal will require an ordinary resolution of the holders of the Thunder Bridge Class B ordinary shares as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Class B ordinary shares that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Articles Amendment Proposal or the Warrant Amendment Proposal fails to receive the required approval, none of the Proposals will be approved and the Business Combination will not be completed.

The Warrant Amendment Proposal requires the affirmative vote by the holders of at least 65% of the outstanding Public Warrants. The Warrant Holders Adjournment Proposal requires the affirmative vote by the holders of a majority of the Public Warrants that are present and entitled to vote at the Warrant Holders Meeting. The Warrant Amendment Proposal will only become effective if the Business Combination is completed. If the Business Combination is not completed, the Warrant Amendment Proposal will not become effective, even if the Public Warrant Holders have approved the Warrant Amendment Proposal.

Voting Your Shares and Public Warrants

Each Thunder Bridge Share that you own in your name entitles you to one vote, and each Public Warrant that you own in you name entitles you to one vote. If you are a record owner of your shares and/or warrants, there are two ways to vote your Thunder Bridge Shares and/or warrants at the Shareholders Meeting and/or the Warrant Holders Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares and/or your warrants as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Thunder Bridge Board “FOR” the Domestication Proposal, the Business Combination Proposal, the 2019 Equity Incentive Plan Proposal, in the case of holders of Class B ordinary shares only, the election of each of the director nominees pursuant to the Director Election Proposal, the Articles Amendment Proposal, the Nasdaq Proposal and the Shareholder Adjournment Proposal (if presented). If you sign and return the proxy card but do not give instructions on how to vote your warrants, your warrants will be voted as recommended by the Thunder Bridge Board “FOR” the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Shareholders Meeting or the Warrant Holders Meeting will not be counted.

You Can Attend the Shareholders Meeting and/or the Warrant Holders Meeting and Vote in Person.    When you arrive, you will receive a ballot that you may use to cast your vote.

If your shares or warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares or warrants you beneficially own are properly counted. If you wish to attend the Shareholders Meeting or the Warrant Holders Meeting and vote in person and your shares or warrants are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Thunder Bridge can be sure that the broker, bank or nominee has not already voted your shares or warrants.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the Shareholder Proposals.

Abstentions will have the same effect as a vote against the Warrant Amendment Proposal, but will have no effect on the Warrant Holder Adjournment Proposal, if presented. Broker non-votes will have the same effect as a vote against the Warrant Amendment Proposal, but will have no effect on the Warrant Holder Adjournment Proposal.

Ownership of and Voting by Thunder Bridge’s Sponsor, Directors and Officers

The Sponsor owns 6,450,000 Founder Shares, which are Class B ordinary shares of Thunder Bridge. Pursuant to the Insider Letter Agreement among Thunder Bridge, the Sponsor and Thunder Bridge’s directors and officers, (i) the 6,450,000 Founder Shares owned by the Sponsor and (ii) any other ordinary shares of Thunder Bridge owned by the Sponsor or Thunder Bridge’s officers and directors, will be voted in favor of the Business Combination Proposal at the Shareholders Meeting. Under the Merger Agreement, Thunder Bridge agreed to enforce the voting obligations contained in the Insider Letter Agreement against the Sponsor and the Thunder Bridge officers and directors. Neither the Sponsor nor Thunder Bridge’s directors and officers own any Public Warrants.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your shares and/or Public Warrants and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Thunder Bridge’s secretary in writing before the Shareholders Meeting or the Warrant Holders Meeting that you have revoked your proxy; or

•        You may attend the Shareholders Meeting or the Warrant Holders Meeting, revoke your proxy and vote in person as described above.

If your shares or warrants are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Redemption Rights

Public Shareholders may seek to have their shares redeemed by Thunder Bridge, regardless of whether they vote for or against the Business Combination or any other Shareholder Proposals and whether they held Thunder Bridge ordinary shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ordinary shares of Thunder Bridge on or before           , 2019 (two (2) business days before the Shareholders Meeting) will have the right to demand that his or her shares be redeemed for a full pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid (which is approximately $          , or approximately $           per share, as of the date of this proxy statement/prospectus). A Public Shareholder that has properly tendered his or her shares for Redemption will be entitled to receive his or her pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate.

Thunder Bridge shareholders who seek to redeem their Public Shares must demand Redemption no later than 5:00 p.m., Eastern time on           , 2019 (two (2) business days before the Shareholders Meeting) by (A) submitting a written request to the Transfer Agent that Thunder Bridge redeem such holder’s Public Shares for cash; (B) affirmatively certifying in such request to the Transfer Agent for Redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to ordinary shares of Thunder Bridge and (C) delivering their ordinary shares, either physically or electronically using The Depository Trust Company’s DWAC System, at the holder’s option, to the Transfer Agent prior to the Shareholders Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

Any demand to redeem such shares once made may be withdrawn at any time up to the vote on the Business Combination. Furthermore, if a Public Shareholder demands Redemption of such shares and subsequently decides prior to the applicable date not to elect to exercise such rights, he or she may simply request that the Transfer Agent return the shares (physically or electronically).

A Public Shareholder will be entitled to receive cash for these shares only if the shareholder properly demands Redemption as described above and the Business Combination is completed. If a Public Shareholder properly seeks Redemption and the Business Combination is completed, Thunder Bridge will redeem these shares for cash and the holder will no longer own these shares following the Business Combination. If the Business Combination is not completed for any reason, then the Public Shareholders who exercised their Redemption Rights will not be entitled to receive cash for their shares. In such case, Thunder Bridge will promptly return any shares delivered by the Public Shareholders. Thunder Bridge and Repay will not complete the Business Combination if, immediately prior to the Closing and after payment of all transaction and other expenses payable by Thunder Bridge and payments for

Redemptions (but without regard to any assets or liabilities of the Target Companies), Thunder Bridge does not have net tangible assets of at least $5,000,001. It is also a condition to Repay’s obligations to complete the Merger that Thunder Bridge is able to deliver the Required Cash Consideration Amount to Repay at the Closing. However, Repay may waive this condition in whole or in part. For more information, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Closing Conditions.”

The closing price of Thunder Bridge Class A ordinary shares on June 11, 2019 was $10.43. The cash held in the Trust Account as of March 31, 2019 was approximately $10.26 per Public Share. Prior to exercising Redemption Rights, shareholders should verify the market price of Thunder Bridge Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their Redemption Rights if the market price per share is higher than the Redemption price. Thunder Bridge cannot assure its shareholders that they will be able to sell their Thunder Bridge Shares in the open market, even if the market price per share is higher than the Redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Public Shareholder who properly exercises its Redemption Rights pursuant to the procedures set forth herein will be entitled to receive a full pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay Thunder Bridge’s taxes.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of Thunder Bridge’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by Thunder Bridge.

Pursuant to the Insider Letter Agreement, the Thunder Bridge Sponsor, officers or directors have waived all of their Redemption Rights and will not have Redemption Rights with respect to any Thunder Bridge Shares owned by them, directly or indirectly.

Appraisal Rights

Neither Thunder Bridge’s shareholders nor Public Warrant Holders have appraisal rights under the Companies Law or otherwise in connection with the Business Combination Proposal or the other Proposals.

Proxy Solicitation

Thunder Bridge is soliciting proxies on behalf of the Thunder Bridge Board. This solicitation is being made by mail but also may be made by telephone or in person. Thunder Bridge and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Thunder Bridge will bear all of the costs of the solicitation, which Thunder Bridge estimates will be approximately $25,000 in the aggregate. Thunder Bridge has engaged Morrow Sodali LLC as proxy solicitor to assist in the solicitation of proxies.

Thunder Bridge will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Thunder Bridge will reimburse them for their reasonable expenses.

If a shareholder or Public Warrant Holder grants a proxy, it may still vote its shares or Public Warrants, as applicable, in person if it revokes its proxy before the Shareholders Meeting or Warrant Holders Meeting, respectively. A shareholder or warrant holder may also change its vote by submitting a later-dated proxy as described in the section entitled “— Revoking Your Proxy.”

Householding

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits Thunder Bridge, with your permission, to send a single notice of meeting and, to the extent requested, a single copy of this proxy statement/prospectus to any household at which two or more Thunder Bridge shareholders reside if they appear to be members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials.

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding ordinary shares of Thunder Bridge, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Who Can Answer Your Questions About Voting Your Shares and Public Warrants?

If you are a holder of Thunder Bridge’s ordinary shares or Public Warrants and have any questions about how to vote or direct a vote in respect of your securities, you may call Morrow Sodali LLC, Thunder Bridge’s proxy solicitor, at (800) 662-5200 (toll free); (203) 658-9400 (collect) or email at TBRG.info@morrowsodali.com.

SHAREHOLDER PROPOSAL 1: THE DOMESTICATION PROPOSAL

Summary of the Proposal

General

Thunder Bridge is proposing to change its corporate structure and domicile from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a legal continuation of Thunder Bridge under the applicable laws of Cayman Islands and the State of Delaware as described under “— Manner of Effecting the Domestication and the Legal Effect of the Domestication.”

The Domestication will be effected by the filing of a Certificate of Corporate Domestication and the Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register Thunder Bridge with the Registrar of Companies of the Cayman Islands. In connection with the Domestication, all outstanding securities of Thunder Bridge will convert to outstanding securities of the continuing Delaware corporation. The Domestication will become effective simultaneously with the completion of the Business Combination. The proposed Certificate of Incorporation, which will become effective upon the Domestication, is attached to this proxy statement/prospectus as Annex A.

At the effective time of the Domestication, which will be the effective time of the Business Combination, the separate existence of Thunder Bridge will cease as a Cayman Islands exempted company and will become and continue as a Delaware corporation. The Memorandum and Articles of Association will be replaced by the Certificate of Incorporation and Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and you will become a stockholder of the Company with all rights as such governed by Delaware law.

Change of Thunder Bridge’s Corporate Name

In connection with the Domestication and simultaneously with the Business Combination, the corporate name of Thunder Bridge will change to “Repay Holdings Corporation.”

Reasons for the Domestication

The Thunder Bridge Board believes that it would be in the best interests of Thunder Bridge, simultaneously with the completion of the Business Combination, to effect the Domestication. The primary reason for the Domestication is to enable the Company to avoid certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination.

In addition, because the Company will operate within the United States following the Business Combination, it was the view of the Thunder Bridge Board that the Company should also be structured as a corporation organized in the United States. In addition, the Thunder Bridge Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Thunder Bridge is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.

Reasons for the Name Change

The Thunder Bridge Board believes that it would be in the best interests of Thunder Bridge to, in connection with the Domestication and simultaneously with the Business Combination, change the corporate name to “Repay Holdings Corporation” in order to more accurately reflect the business purpose and activities of the Company.

Regulatory Approvals; Third Party Consents

Thunder Bridge is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication; however, because the Domestication must occur simultaneously with the Merger, it will not occur unless the Merger can be completed, which will require the approvals as described below under the section entitled “Shareholder Proposal 2: The Business Combination Proposal.” Thunder Bridge must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.

The Domestication will not breach any covenants or agreements binding upon Thunder Bridge and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Certificate of Incorporation and Bylaws

Commencing with the effective time of the Domestication, which will be the effective time of the Business Combination, the Certificate of Incorporation and Bylaws will govern the rights of stockholders in the Company.

A chart comparing your rights as a holder of ordinary shares of Thunder Bridge as a Cayman Islands exempted company with your rights as a holder of the Company’s Class A common stock as a Delaware corporation can be found below in “— Comparison of Shareholder Rights under the Applicable Corporate Law Before and After the Domestication.”

Directors and Officers Following the Domestication and the Business Combination

The directors and the Company following the simultaneous completion of the Domestication and the Business Combination will be the nine directors approved by the Thunder Bridge shareholders pursuant to the Director Election Proposal. The officers of the Company following the simultaneous completion of the Domestication and the Business Combination will be the officers of Repay who held such positions immediately prior to the completion of the Business Combination and the Domestication. See the section entitled “Shareholder Proposal 1: The Domestication Proposal — Information about Officers, Directors and Nominees.”

Tax Consequences to Holders of Thunder Bridge Shares Who Receive Company Common Stock as a Result of the Domestication

If the Shareholder Proposals described in this proxy statement/prospectus are approved, then holders of Thunder Bridge Shares who do not elect to exercise their Redemption Rights will receive shares of Company common stock as a result of the Domestication. For a discussion of the material U.S. federal income tax consequences of the Domestication, see the section entitled “— Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders.”

Manner of Effecting the Domestication and the Legal Effect of the Domestication

Delaware Law

Pursuant to Section 388 of the DGCL, a non-United States entity may become domesticated as a Delaware corporation by filing with the Delaware Secretary of State a Certificate of Corporate Domestication and a Certificate of Incorporation, certifying to the matters set forth in Section 388 of the Code. The Domestication must be approved in the manner provided for by the instrument or other writing governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate and the Certificate of Incorporation must be approved by the same authorization required to approve the Domestication.

When a non-United States entity has become domesticated as a Delaware corporation, for all purposes of Delaware law, the corporation will be deemed to be the same entity as the domesticating non-United States entity and the domestication will constitute a continuation of the existence of the domesticating non-United States entity in the form of a Delaware corporation. When any domestication will have become effective, for all purposes of Delaware laws, all of the rights, privileges and powers of the non-United States entity that has been domesticated and all property, real, personal and mixed and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United States entity, will remain vested in the corporation to which such non-United States entity has been domesticated (and also in the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and will be the property of such corporation (and also of the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication); but all rights of creditors and all liens upon any property of such non-United States entity will be preserved unimpaired and all debts, liabilities and duties of the non-United States entity that has been domesticated will remain attached to the corporation to which such non-United States entity has been domesticated (and also to the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as such corporation. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, will not be deemed, as a consequence of the domestication, to have been transferred to the corporation to which such non-United States entity has domesticated for any purpose of the laws of the State of Delaware.

Cayman Islands Law

If the Domestication Proposal is approved, Thunder Bridge will also apply to deregister as a Cayman Islands exempted company pursuant to Section 206 of the Companies Law. Upon the deregistration, Thunder Bridge will no longer be subject to the provisions of the Companies Law. Except as provided in the Companies Law, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of Thunder Ridge or any other person.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication

When the Domestication is completed, the rights of stockholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Cayman Islands Companies Law that will alter certain of the rights of shareholders and affect the powers of the Company Board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Companies Law.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of the Company as “shareholders.”

Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Companies Law ((2018) Revision)
General Vote Required for Combinations with Interested Stockholders/Shareholders

Generally a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.

No Similar Provision

Provision	Delaware	Cayman Islands
Appraisal Rights

Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Requirements for Stockholder/Shareholder Approval

Subject to the certificate of incorporation, stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of outstanding shares; most other stockholder approvals require a majority of those present and voting, provided a quorum is present.

Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements) by simple majority of the shares present and voting at a meeting of shareholders. Where the proposed action requires approval by “Special Resolution” (such as the amendment of the company’s constitutional documents) the approval of not less than two-thirds of the shares present and voting at a meeting of shareholders is required.

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Provision	Delaware	Cayman Islands
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements.

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

Removal of Directors;

Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the charter otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board. Because the corporation board will be classified after the closing of the Business Combination, a director may be removed from office only for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of capital stock of the corporation entitled to vote in any annual election of directors or class of directors, voting together as a single class.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors

The number of directors is fixed by the Bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The Bylaws may provide that the board may increase the size of the board and fill any vacancies.

Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.

Provision	Delaware	Cayman Islands
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes a fiduciary duty to exercise loyalty, honesty and good faith to the company as a whole.
In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers

A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

A Cayman Islands exempted company generally may indemnify its directors or officers, except with regard to fraud or willful default.
Limited Liability of Directors

Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.

Liability of directors may be limited, except with regard to their own fraud or willful default.

Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication

When the Domestication is completed, certain rights of shareholders will be governed by the Certificate of Incorporation and Bylaws, rather than the Memorandum and Articles of Association (which will cease to be effective) and certain rights of shareholders and the scope of the powers of the Company Board and management will be altered as a result.

Shareholders should consider the following summary comparison of the Certificate of Incorporation and Bylaws, on the one hand, and the Memorandum and Articles of Association, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the Memorandum and Articles of Association and the proposed Certificate of Incorporation and Bylaws of the Company. You should read the Certificate of Incorporation attached to this proxy statement/prospectus as Annex A carefully and in its entirety.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Memorandum and Articles of Association
Corporate Purpose
The purpose shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL.	The objects for which Thunder Bridge was established are unrestricted and it shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
Capital Stock

The total number of shares of all classes of capital stock which the Company shall have authority to issue is 2,200,001,000 of which 2,000,000,000 shares shall be Class A common stock, par value $0.0001 per share, 1,000 shares shall be Class V common stock, par value $0.0001 per share, and 200,000,000 shall be Preferred Stock, par value $0.0001 per share.

Thunder Bridge’s authorized share capital consists of 221,000,000 shares, consisting of 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share and 1,000,000 preference shares, par value $0.0001 per share.

Preferred Stock.    The Board of Directors is expressly granted authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series the number of shares constituting such series and the designation, the voting powers (if any), and the powers, preferences and relative, participating, optional, or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the Class A common stock, Class V common stock or Preferred Stock, unless a vote of any such holders is required pursuant to the Certificate of Incorporation or any Preferred Stock Designation.

Preferred Shares.    The Directors may allot, issue, grant options over or otherwise dispose of Preferred Shares (including fractions of a Preferred Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Companies Law and the articles of association) vary such rights.

Common Stock.    Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Each holder of Class V common stock is entitled to a number of votes that is equal to the product of (x) the total number of units held by such holder as set forth in the books and records of Hawk Parent Holdings LLC multiplied by (y) the Exchange Rate (as defined in the Exchange Agreement), on all matters on which stockholders generally or holders of Class V common stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the capital stock).

Ordinary Shares.    The Directors may allot, issue, grant options over or otherwise dispose of Ordinary Shares (including fractions of an Ordinary Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Companies Law and the articles of association) vary such rights.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Memorandum and Articles of Association
Directors; Classes

The Board of Directors will determine the number of directors who will serve on the board, provided that no more than fifteen directors may serve on the board at any time. The exact number of directors will be fixed from time to time by a majority of the Board of Directors. The Board of Directors will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the closing of the Business Combination. Class II and Class III directors shall initially serve for a term expiring at the second and third annual meeting of stockholders following the closing of the Business Combination, respectively. At each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting will be elected for a term expiring at the third succeeding annual meeting of stockholders. There will be no limit on the number of terms a director may serve on the Board of Directors.

The Directors are of a single class. Commencing at the first annual general meeting, and at each annual general meeting thereafter, Directors shall be elected for a term of office to expire at the annual general meeting after their election. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.

Board Vacancies; Removal

Any vacancy on the Board of Directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office.

Except as the Companies Law or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the charter documents), or by the sole remaining Director. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

Stockholder/Shareholder Voting

Election of directors need not be by ballot unless the Bylaws so provide.

Subject to the rights of holders of any series of Preferred Stock, special meetings of the stockholders of the Company may be called only by or at the direction of the board, the chairman of the board or the chief executive officer of the Company.

Stockholders must comply with certain advance notice procedures to nominate candidates to the Company Board or to propose matters to be acted upon at a stockholders’ meeting.

Except with respect to any action required or permitted to be taken by the holders of Class V common stock, voting separately as a class, or pursuant to a certificate of designation by the holders of one or more series of Preferred stock, voting separately as a series or separately as a class with one or more other such series, any action required or permitted to be taken by the holders of stock

Votes of shareholders shall be decided on a poll.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Memorandum and Articles of Association

of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders unless such action is recommended by all directors of the Company then in office.

Amendments to the Governing Documents

The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to, or repeal the Bylaws.

The affirmative vote of the holders of at least 80% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Company to alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws of the Company.

Certain provisions of the Certificate of Incorporation may only be amended, altered, repealed, or rescinded by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

The Memorandum and Articles of Association may only be amended by a special resolution of the shareholders.
Authority of the Directors

The directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company; subject, nevertheless, to the provisions of the statutes of Delaware, of the Certificate of Incorporation, and to any Bylaws from time to time made by the stockholders; provided, however, that no Bylaw so made shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been made.

The business shall be managed by the Directors who may exercise all the powers of the company
Liability of Directors

A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this provision by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company with respect to events occurring prior to the time of such repeal or modification.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against wilful default, fraud or the consequences of committing a crime. The Memorandum and Articles of Association provides for indemnification of officers and directors, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Memorandum and Articles of Association
Indemnification of Directors, Officers, Employees and Others

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by the DGCL against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith, provided, however, that, except in certain circumstances, the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board. An indemnitee shall also have the right to be paid by the Company the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the Bylaws.

See “Liability of Directors” above
Exclusive Forum

Unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or, (iv) any action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be solely and exclusively brought in the Court of Chancery of the State of Delaware, or if the Court of Chancery does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction.

No Similar Provision

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Memorandum and Articles of Association
Business Opportunities

The Corporation renounces any interest or expectancy that it has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to its officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Non-employee directors or his or her affiliates have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Company or its affiliates now engage or propose to engage or (ii) otherwise competing with the Company or its affiliates. In the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Company does not renounce its interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. A business opportunity will be deemed to be a potential corporate opportunity for the Company if it is a business opportunity that (i) the Company is neither financially or legally, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company or (iii) is one in which the Company has no interest or expectancy.

No Similar Provision
Transactions with Certain Stockholders/Shareholders

The Company has elected not to be subject to provisions Section 203 of the DGCL, which generally prohibits “interested stockholders” (stockholders holding 15% or more of the outstanding stock) from engaging in business combinations with the Company for a period of time unless certain conditions are met. However, the Certificate of Incorporation includes a provision that is substantially similar to Section 203 of the DGCL, but excludes certain stockholders that have had entered into Stockholder Agreements with the Company from the definition of “interested stockholder.”

No Similar Provision

Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of Thunder Bridge. There will be no accounting effect or change in the carrying amount of the assets and liabilities of Thunder Bridge as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Thunder Bridge immediately following the Domestication will be the same as those immediately prior to the Domestication.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved as special resolutions that Thunder Bridge Acquisition, Ltd. be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Articles of Association of Thunder Bridge Acquisition, Ltd. and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of Thunder Bridge Acquisition, Ltd. in the State of Delaware as a corporation, governed by the certificate of incorporation attached as Annex A to this proxy statement/prospectus, with the laws of the State of Delaware, the name of the Company be changed to Repay Holdings Corporation.”

Required Vote with Respect to the Domestication Proposal

The approval of the Domestication Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Thunder Bridge Shares as of the Record Date that are present and vote at the Shareholders Meeting.

The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by Thunder Bridge’s shareholders.

Recommendation of the Thunder Bridge Board with Respect to the Domestication Proposal

THE THUNDER BRIDGE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS
VOTE “FOR” THE DOMESTICATION PROPOSAL.

SHAREHOLDER PROPOSAL 2: THE BUSINESS COMBINATION PROPOSAL

Thunder Bridge is asking its shareholders to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination. Shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex B to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. Please see the subsection entitled “The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read the Merger Agreement in its entirety before voting on this proposal.

We may complete the Business Combination only if it is approved by holders of a majority of the Thunder Bridge Shares that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Articles Amendment Proposal or the Nasdaq Proposal fails to receive the required Thunder Bridge shareholder approval, or if the Warrant Amendment Proposal fails to receive the required approval from the Public Warrant Holders, the Business Combination will not be completed.

The Merger Agreement

This section describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements. Thunder Bridge’s shareholders, warrant holders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement” are defined in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Merger Agreement and Post-Closing Organizational Structure

On January 21, 2019, Thunder Bridge entered into the Merger Agreement with Merger Sub, Repay and the Repay Securityholder Representative. As described below under the caption “— First Amendment to Agreement and Plan of Merger”, on February 11, 2019, Thunder Bridge, Merger Sub, Repay and the Repay Securityholder Representative entered into a First Amendment to Agreement and Plan of Merger (the “First Amendment”) pursuant to which the parties amended and restated the original Merger Agreement, effective as of January 21, 2019. As described below under the caption “— Second Amendment to Agreement and Plan of Merger”, on May 9, 2019, Thunder Bridge, Merger Sub, Repay and the Repay Securityholder Representative entered into a Second Amendment to Agreement and Plan of Merger (the “Second Amendment”), pursuant to which the parties further amended and restated the Merger Agreement, effective as of January 21, 2019. Additionally, as described below under the caption “— Director Replacement Notice”, on May 29, 2019, Thunder Bridge exercised its right under the Merger Agreement to designate a replacement director to serve on the Company Board immediately after the Closing, and the parties entered into certain related agreements in order to effectuate this change. This proxy statement/prospectus describes the terms of the Merger Agreement, as so amended and restated.

As a result of the Domestication and the Business Combination, each issued and outstanding Class A ordinary share and Class B ordinary share of Thunder Bridge will convert into a share of Class A common stock of the Company, and each issued and outstanding warrant to purchase Class A ordinary shares of Thunder Bridge will be exercisable by its terms to purchase an equal number of shares of Class A common stock (after giving effect to the Warrant Amendment). Pursuant to the Amended Operating Agreement to be entered into in connection with the Closing, the Company will be appointed as the sole managing member of Repay, with all management rights with respect to Repay.

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, the limited liability company interests of each Repay Equity Holder will automatically convert into the right to receive (i) certain cash consideration at Closing, (ii) Post-Merger Repay Units, (iii) the contingent right to receive (A) additional cash consideration upon the settlement of the escrow account and if cash is remaining after the payment of the Repay Securityholder Representative’s expenses and (B) any remaining portion of the Escrow Units, and (iv) the contingent right to receive additional Post-Merger Repay Units issued (A) as a result of the post-Closing adjustment of the Merger Consideration under the Merger Agreement and (B) pursuant to an earn-out as discussed below under the caption “— The Earn-Out.”

Pursuant to the Exchange Agreement to be entered into at Closing, at any time after the six month anniversary of the Closing, each holder of Post-Merger Repay Units will be entitled to exchange such units for Class A common stock of the Company on a one-for-one basis (subject to customary conversion rate adjustments, including for stock splits, stock dividends and reclassifications). Assuming there is no post-Closing adjustment for the Closing Adjustment Items (referred to below under “— Closing Adjustment Items”), and the other assumptions set forth under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, the total number of Post-Merger Repay Units issuable to the Repay Equity Holders will be 14,874,652, entitling such members collectively to exchange them for 26.9% of the Company’s Class A common stock in the aggregate. The percentage contained in the preceding sentence does not take into account (i) any warrants or options to purchase the Class A common stock that will be outstanding following the Merger; (ii) any equity awards that may be issued under the 2019 Equity Incentive Plan following the Merger, including 2,047,851 shares of restricted Class A common stock currently expected to be issued to Company executives or that may be issued to directors of the Company shortly after the Closing, which number of restricted shares issued represents approximately 28% of the total number of shares currently expected to be authorized for issuance under the 2019 Equity Incentive Plan using the assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” (See the section entitled “Shareholder Proposal 3: The 2019 Equity Incentive Plan Proposal” for more information); or (iii) the Earn-out Units or any adjustments to the Merger Consideration pursuant to the Merger Agreement not reflected in the assumptions described above and in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”. Using the same assumptions, except instead assuming (i) the Earn-Out Units are issued and (ii) the 2,965,000 shares of Class A common stock to be held in escrow in accordance with the Sponsor Letter Agreement are outstanding and not forfeited for failing to vest, the total number of Post-Merger Repay Units issued to the Repay Equity Holders will be 33.4% of the Class A common stock in the aggregate.

Each share of Class A common stock will provide the holder with the rights to vote, receive dividends, share in distributions in connection with a liquidation and other stockholder rights with respect to the Company. See the section entitled “Description of Thunder Bridge’s and the Company’s Securities.”

Pursuant to a Tax Receivable Agreement to be entered into at the Closing, the Company will pay to exchanging holders of Post-Merger Repay Units 100% of the tax savings that the Company realizes (a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) as a result of the exchange of the Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement and certain other tax attributes of Repay and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For more information on the Tax Receivable Agreement, please see the section entitled “— Related Agreements — Tax Receivable Agreement.”

Additionally, pursuant to the Subscription and Distribution Agreement, to be entered into by the Company and Repay at the completion of the Business Combination, (i) the Company will issue to Repay one hundred shares of Class V common stock of the Company and (ii) Repay will distribute one share of Class V common stock to each Repay Equity Holder. The Class V common stock provides no economic rights to the Class V Holders; however, each holder of Class V common stock will be entitled to vote as a Class A common stockholder of the Company, with the number of votes equal to the number of Post-Merger Repay Units (as adjusted to reflect the then-current conversion ratio of Post-Merger Repay Units into shares of Class A common stock) held by such Class V Holder at the time of such vote. If, at any time, a Class V Holder no longer holds any Post-Merger Repay Units, such holder’s share of Class V common stock will automatically be canceled.

Immediately following the Business Combination, the Repay Equity Holders will continue to own the Post-Merger Repay Units that they received in exchange for their existing membership interests in Repay and will have no economic interest in the Company despite their ownership of the Class V common stock of the Company. In addition, the Company will be a holding company and its principal asset will be its membership interests of Repay. As the sole managing member of Repay, the Company will operate and control all of the business and affairs of Repay, even if the Company only has a minority economic interest in Repay after the Closing. As a result, the Company will consolidate Repay in its consolidated financial statements and will report a non-controlling interest related to the Post-Merger Repay Units held by the Repay Equity Holders on its consolidated financial statements.

Existing Organizational Structure

The diagrams below depict simplified versions of the current organizational structures of Thunder Bridge and Repay, respectively.

Organizational Structure Following the Business Combination

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Business Combination.

Our organizational structure following the completion of the Business Combination, as described above, is commonly referred to as an umbrella partnership-C (or Up-C) corporation structure. This organizational structure will allow the Repay Equity Holders to retain their equity ownership in Repay, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Post-Merger Repay Units. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of Thunder Bridge will, by contrast, hold their equity ownership in Repay Holdings Corporation, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. We believe that the Repay Equity Holders generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment to us. See the section entitled “Risk Factors — Risks Related to the Domestication and the Business Combination” for additional information on our organizational structure, including the Tax Receivable Agreement.

Merger Consideration

The Merger Consideration to be paid by Thunder Bridge pursuant to the Merger Agreement will be an amount equal to $580,650,000, subject to adjustment as described below, paid in a mix of the Cash Consideration and Post-Merger Repay Units (each of which will be exchangeable on a one-for-one basis for shares of Class A common stock pursuant to the Exchange Agreement, subject to customary conversion rate adjustments, including common stock splits, stock dividends and reclassifications) (the “Unit Consideration”). The Merger Consideration of $580,650,000 will be reduced (or increased if such amount is a negative) by an amount equal to the sum of certain “Closing Adjustment Items” (as described below) and may be increased by any amounts remaining of the following, which will be deducted from the Merger Consideration and escrowed or otherwise set aside under the Merger Agreement (and therefore will not be received by the Repay Equity Holders at Closing): (a) $600,000 in Escrow Units, (b) the Repay Securityholder Representative Amount (to be held by the Repay Securityholder Representative to pay its costs and expenses), and (c) the Cash Escrow amount in cash set aside and held in escrow to pay certain potential post-Closing liabilities of the Company (the “Additional Obligations”).

Closing Adjustment Items

The amount of the Merger Consideration may be adjusted either positively (if such sum is negative) or negatively (if such sum is positive) by an amount equal to the sum of the following Closing Adjustment Items:

(i)     the Indebtedness of the Target Companies as of the Closing, plus

(ii)    the unpaid transaction expenses of the Target Companies in excess of $15,000,000 as of the Closing, plus

(iii)   the amount of any change of control, transaction or retention bonuses, phantom equity, profit or similar rights payable to current or former employees, independent contractors, directors, managers or officers of the Target Companies (“Employee Payments”), plus (or minus if negative)

(iv)   the amount by which the target net working capital of the Target Companies of $4,000,000 exceeds the actual net working capital of the Target Companies as of the Closing (excluding cash and cash equivalents, indebtedness, transaction expenses and Employee Payments and otherwise based on certain specified accounts), minus

(v)    the cash and cash equivalents of the Target Companies (excluding restricted cash) as of immediately prior to the Effective Time.

For purposes of the Merger Agreement, “Indebtedness” of any person includes obligations for indebtedness for borrowed money (including outstanding principal and accrued but unpaid interest), capital lease obligations, deferred purchase price obligations, any other indebtedness evidenced by a note, bond, indenture of similar instrument, letters of credit, banker’s acceptance, guarantee or similar credit transaction that have been drawn against, interest rate and currency swaps, caps, collars and similar hedging agreements, any related premiums, prepayment fees or other payment penalties or costs, and any guarantees of any indebtedness of a third person.

The Closing Adjustment Items are estimated at the Closing and subject to a post-Closing true-up as described below. Any adjustment to the Merger Consideration, whether paid to the Repay Equity Holders or paid by Repay back to Thunder Bridge, will be made in Post-Merger Repay Units rather than cash.

The Cash Consideration

The Cash Consideration to be delivered by Thunder Bridge to Repay at Closing pursuant to the Merger Agreement will be calculated as follows:

(i)     the total cash and cash equivalents of Thunder Bridge (including funds in the Trust Account after the Redemptions of its Public Shareholders and the proceeds of any debt or equity financing), minus

(ii)    the amount of Thunder Bridge’s unpaid expenses and obligations, plus

(iii)   the cash and cash equivalents of the Target Companies as of immediately prior to the Effective Time (excluding restricted cash), minus

(iv)   the amount of unpaid transaction expenses of the Target Companies as of the Closing, minus

(v)    the amount of the Indebtedness of the Target Companies as of the Closing, minus

(vi)   the amount of Employee Payments, minus

(vii)  an amount of cash reserves of the Target Companies equal to $10,000,000, minus

(x)    the Cash Escrow Amount, minus

(xi)   the Repay Securityholder Representative Amount, minus

(xii)  the aggregate Warrant Cash Payment to all Public Warrant Holders, minus

(xiii) if after aggregating the foregoing amounts, there is more than $260,000,000 in available cash, up to an additional $50,000,000 to be retained by the post-Closing company for general corporate purposes, including to pay down debt or fund acquisitions (the “Company Balance Sheet Allocation”).

The Cash Consideration Condition

The Merger Agreement requires Thunder Bridge to deliver, and Repay’s obligations to complete the Business Combination are contingent upon, Cash Consideration equal to at least the Required Cash Consideration Amount at Closing. As contemplated under the Merger Agreement, the Required Cash Consideration Amount required to be paid to the Repay Equity Holders at the completion of the Business Combination is at least $257,850,000. Under the Merger Agreement, Repay may waive the Cash Consideration Condition and require Thunder Bridge to deliver a lower amount of Cash Consideration at Closing, provided that the Unit Consideration payable by Thunder Bridge at Closing is commensurately increased.

In the event that Repay waives the Cash Consideration Condition, the amount of Unit Consideration contemplated to be issued under the Merger Agreement will increase and the voting power in the Company of the Repay members following the Business Combination will be greater relative to the Thunder Bridge shareholders than is currently contemplated. Additionally, because the Post-Merger Repay Units constituting the Unit Consideration are exchangeable for shares of Class A common stock of the Company, if the Cash Consideration Condition is not met but is waived by Repay, the resulting dilution of the Thunder Bridge shareholders would be greater following the Business Combination than is currently contemplated.

The Unit Consideration

The remainder of the Merger Consideration payable to the Repay Equity Holders (other than any remaining amounts of the Cash Escrow or the Repay Securityholder Representative Amount that the Repay Equity Holders may receive), after the payment of the Cash Consideration, will be in Post-Merger Repay Units (valued at $10.00 per unit), less, for each Repay Equity Holder, the Escrow Units (as described below). Additionally, each Repay Equity Holder will receive one share of Class V common stock of the Company having no economic rights, which share of Class V common stock entitles the holder thereof the right to vote as a stockholder of the Company, with the number of votes equal to the number of Post-Merger Repay Units (as adjusted to reflect the then-current conversion ratio of Post-Merger Repay Units into shares of Class A common stock) held by the holder thereof. After the six month anniversary of the Closing, holders of Post-Merger Repay Unit will be permitted to exchange such units for shares of Class A common stock of the Company on a one-for-one basis pursuant to the Exchange Agreement (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications).

The Escrow Units and Cash Escrow

At the Closing, the Company will cause Repay to deposit, 60,000 Post-Merger Repay Units that would otherwise be issuable to the Repay Equity Holders at the Closing, referred to as the Escrow Units, into a segregated escrow account with Continental Stock Transfer and Trust, as escrow agent (the “Escrow Agent”), to cover any negative post-Closing adjustments to the Merger Consideration for the Closing Adjustment Items. For purposes of the Merger Agreement and the Escrow Agreement, the Escrow Units are ascribed a value of $10.00 per unit, with an aggregate value of $600,000. Within 75 days after the Closing, the Company will prepare and deliver to the Repay Securityholder Representative its determination of the Closing Adjustment Items, and the Merger Agreement provides for customary dispute resolution procedures with respect to the final determination of the Closing Adjustment Items. If the final determination of the Closing Adjustment Items results in an amount greater than the estimate that was determined for the Closing, then the Company will be entitled to payment for such amount by taking a number of Escrow Units (valued at $10.00 per unit) and other related escrow property equal to the amount of such excess (which will be cancelled), and any remaining Escrow Units will be released to the Repay Equity Holders; provided, that the maximum amount of the adjustment is capped at the Escrow Units and other related escrow property. If the final determination of the Closing Adjustment Items results in an amount less than the estimate that was determined for the Closing, then the Company will issue to the Repay Equity Holders additional Post-Merger Repay Units (valued at $10.00 per unit), and all of the Escrow Units will be released to the Repay Equity Holders; provided, that the maximum additional Post-Merger Repay Units issuable by the Company will be capped at a number equal to the number of Escrow Units (and other related escrow property).

The Escrow Agent will hold the Cash Escrow, along with any earnings thereon, in cash in a segregated escrow account in accordance with the Escrow Agreement. In the event that there are any Additional Obligations that are paid, the Company will use such amounts from the escrow account to pay for such Additional Obligations. On the third anniversary of the Closing, any remaining portion of the Cash Escrow and related earnings thereon will be delivered to the Repay Equity Holders, except for any amounts necessary to cover unresolved and disputed additional Escrow Obligations, which amounts will be released when such claims are finally resolved.

At the Closing, Thunder Bridge will (i) pay off certain Indebtedness of the Target Companies that is outstanding as of the Closing, (ii) pay the transaction expenses of the Target Companies as of the Closing, (iii) deliver the Cash Escrow to the Escrow Agent to be held in a segregated escrow account, (iv) pay the Repay Securityholder Representative Amount to the Repay Securityholder Representative, (v) pay the Cash Consideration to Continental Stock Transfer and Trust, as paying agent (“Paying Agent”), for it to distribute to the Repay Equity Holders, (vi) deposit with Continental Stock Transfer & Trust Company, as warrant agent under the Warrant Agreement, the amount of the aggregate Warrant Cash Payment to all Public Warrant Holders and (vii) pay the Company Balance Sheet Allocation to Repay (provided that if Repay and its subsidiaries have cash and cash equivalents in excess of $10,000,000 at the Closing, Repay will first use any such funds in excess of the $10,000,000 to pay off Indebtedness and unpaid Transaction Expenses of the Target Companies).

The Earn-Out

In addition to the consideration set forth above, the Repay Equity Holders will also have a contingent earn-out right to receive the Earn-Out Units after the Closing based on the stock price of the Company during the twenty-four month period following the Closing as set forth below (in each case less any Earn-Out Units paid in satisfaction of certain transaction expenses):

•        If within the twelve month anniversary of the Closing, the volume weighted average price of the Class A common stock is greater than or equal to $12.50 over any 20 trading days within any 30 trading day period, the Repay Equity Holders will be entitled to receive 50% of the Earn-Out Units; and

•        If within the twenty-four month anniversary of the Closing, the volume weighted average price of the Class A common stock is greater than or equal to $14.00 over any 20 trading days within any 30 trading day period, the Repay Equity Holders will be entitled to receive 100% of the Earn-Out Units.

Notwithstanding the foregoing, if there is a Company Sale (as defined in the Merger Agreement) after the Closing and prior the twenty-four month anniversary of the Closing, where the implied per share consideration received by the stockholders of the Company in such sale is greater than $10.00 per share, then all of the remaining unpaid Earn-Out Units will be deemed to be earned and paid out to the Repay Equity Holders (less any Earn-Out Units paid in satisfaction of certain transaction expenses).

Representations and Warranties

Under the Merger Agreement, each of Thunder Bridge, Merger Sub and Repay make customary representations and warranties.

The representations and warranties of Repay relate to, among other things, with respect to the Target Companies:

•        due organization;

•        authorization and validity of the Merger Agreement and power and authority to enter into the Merger Agreement and to complete the transactions contemplated thereby;

•        no conflict and no additional governmental approvals or filings or third-party consents required;

•        capitalization;

•        financial statements, indebtedness and the absence of undisclosed liabilities;

•        the absence of a certain changes or events since September 30, 2018;

•        real property;

•        title to and condition of the assets;

•        taxes;

•        employee benefit matters;

•        labor matters;

•        compliance with legal requirements and permits;

•        the absence of legal proceedings;

•        certain material contracts and commitments;

•        intellectual property;

•        insurance;

•        top merchants and vendors;

•        environmental matters;

•        transactions with related parties;

•        compliance-related business practices;

•        the Investment Company Act; and

•        brokers fees or agents.

The representations of Thunder Bridge and Merger Sub relate to the following:

•        due organization;

•        power and authority of Thunder Bridge and Merger Sub to enter into the Merger Agreement and to complete the transactions contemplated thereby;

•        no conflict and no additional governmental approvals or filings or third-party consents required;

•        capitalization;

•        limited nature of Merger Sub;

•        the absence of a certain changes or events since formation;

•        taxes;

•        brokers and agents;

•        financing;

•        the absence of legal proceedings;

•        compliance with legal requirements and permits;

•        SEC documents and financial statements, indebtedness and the absence of undisclosed liabilities;

•        listing on Nasdaq;

•        the recommendation of the Thunder Bridge Board;

•        the Trust Account;

•        insurance;

•        transactions with interested parties;

•        intellectual property;

•        certain agreements, contracts and commitments;

•        title to property;

•        compliance-related business practices; and

•        the Investment Company Act.

The representations and warranties set forth in the Merger Agreement are made by and to Repay, Thunder Bridge and Merger Sub as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement between the parties and certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement agreed to by the parties in connection with negotiating the terms of the Merger Agreement, may or may not be accurate as of the date they were made, and do not purport to be accurate as of the date of this proxy statement/prospectus.

Material Adverse Effect

Many of the representations and warranties are qualified by materiality or Material Adverse Effect with respect to Repay or Parent Material Adverse Effect with respect to Thunder Bridge and Merger Sub.

“Material Adverse Effect” as used in the Merger Agreement means any result, occurrence, fact, change, event or effect (collectively, “Events”) that, individually or in the aggregate with any other results, occurrences, facts, changes, events and/or effects, has had or would be reasonably likely to have a material adverse effect on (a) the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Repay and its subsidiaries, taken as a whole, or (b) the ability of pay, the Repay Securityholder Representative or any Repay Equity Holder to complete the transactions contemplated by the Merger Agreement or to perform their respective obligations thereunder or under the other transaction documents to which they are a party or bound, in each case with respect to clause (a) above subject to certain customary exceptions, including:

(i)     changes generally affecting generally the industries or markets in which Repay and its subsidiaries operate, including changes in the financial markets, credit markets or capital markets in the United States or any other country or region);

(ii)    acts of God, or a changes in national or international political or social conditions (including international hostilities, national emergencies, war, and terrorist attacks);

(iii)   changes in GAAP;

(iv)   changes in applicable law, rules, regulations, orders, or other directives issued by any governmental authority;

(v)    Repay’s failure to meet internal or external operating projections or forecasts or revenue or earnings predictions;

(vi)   the taking of any action required to be taken under the Merger Agreement; and

(vii)  the public announcement or pendency of the Merger Agreement or any of the transactions contemplated thereby (including but not limited to impact on Repay’s relationships with its subsidiaries with merchants or other customers, vendors, referral partners or employees, including voluntary departures of employees in anticipation of the transactions contemplated by the Merger Agreement).

The exceptions contained in items (i), (ii), (iii) or (iv) above only apply if they do not affect Repay and its subsidiaries in a disproportionate manner relative to others operating in the industries or markets in which Repay and its subsidiaries operate.

“Parent Material Adverse Effect” as used in the Merger Agreement means any Event that, individually or in the aggregate with any other results, occurrences, facts, changes, events and/or effects, has had or would be reasonably likely to have a material adverse effect on (a) the business, assets, liabilities, results of operations or condition (financial or otherwise) of Thunder Bridge and its subsidiaries, taken as a whole, or (b) the ability of Thunder Bridge or Merger Sub to complete the transactions contemplated by the Merger Agreement or to perform their respective obligations thereunder or under the other transaction documents to which they are a party or bound, in each case with respect to clause (a) above subject to certain customary exceptions including:

(i)     changes generally affecting the industries or markets in which the Thunder Bridge and its subsidiaries operate (including in any change in the financial markets, credit markets or capital markets in the United States or any other country or region);

(ii)    acts of God, or a changes in national or international political or social conditions (including international hostilities, national emergencies, war, and terrorist attacks);

(iii)   changes in GAAP;

(iv)   changes in applicable law, rules, regulations, orders, or other directives issued by any governmental authority;

(v)    the taking of any action expressly required by the Merger Agreement;

(vi)   the public announcement or pendency of the Merger Agreement or any of the transactions contemplated thereby; and

(vii)  the completion and effects of the Redemption.

The exceptions contained in items (i), (ii), (iii) or (iv) above, only apply if they do not affect Thunder Bridge and its subsidiaries in a disproportionate manner relative to other persons operating in the industries or markets in which Thunder Bridge and its subsidiaries operate.

For complete definitions of “Material Adverse Effect” and “Parent Material Adverse Effect” please refer to the Merger Agreement, attached to this proxy statement/prospectus as Annex B.

Survival

The representations, warranties, covenants and agreements made by the parties in the Merger Agreement or in the ancillary documents do not survive beyond the Closing, except for, indemnification claims related to the Additional Obligations, Fraud Claims (as defined below), representations and warranties in the letter of transmittal to be delivered to the Repay Equity Holders and those covenants in the Merger Agreement or ancillary documents to be performed after the Closing (or representations and warranties made after the Closing in an ancillary document), and each party waived any rights to any claims after the Closing except for such specifically excluded matters. A “Fraud Claim” refers to a claim against a person for actual intentional fraud (not constructive fraud or negligent misrepresentation) with respect to representations and warranties of Repay, Thunder Bridge and Merger Sub in the Merger Agreement when made. For the complete definition of Fraud Claims, please refer to the Merger Agreement, attached to this proxy statement/prospectus as Annex B.

Covenants of the Parties

In General

Each party agreed in the Merger Agreement to use its reasonable best efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, including covenants relating to the conduct of the parties’ respective businesses, provision of information, notification of certain matters, obligations with respect to governmental consents (including making any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and termination of affiliate contracts. The Merger Agreement also contains covenants that will continue after the Closing, including obligations to maintain books and records, obligations with respect to tax matters, publicity, and employee matters. Thunder Bridge also agreed to use its reasonable best efforts to cause its shares of the Class A common stock after the Domestication to be approved for listing on Nasdaq as of the Closing.

Registration Statement on Form S-4; Shareholders Meeting and Warrant Holders Meeting; Approval of the Thunder Bridge Shareholders and Public Warrant Holders

The Merger Agreement and the completion of the transactions contemplated thereby requires the approval of both Thunder Bridge’s shareholders and the Repay Equity Holders. In addition, the approval of the Public Warrant Holders at the Warrant Holders Meeting is required for the Warrant Amendment, which is also a condition to the completion of the Business Combination. In connection with the Business Combination, Thunder Bridge has agreed to, with the assistance, cooperation and reasonable best efforts of Repay, prepare and file with the SEC a registration statement on Form S-4 (as such filing is amended or supplemented, and including the proxy statement/prospectus contained therein, the “Registration Statement”) of which this proxy statement/prospectus forms a part, and to solicit Thunder Bridge’s shareholders and the Public Warrant Holders to approve the Proposals set forth in the proxy statement/prospectus to be presented to them.

Thunder Bridge has agreed, with the assistance of Repay, to use its reasonable best efforts to cause the Registration Statement to “clear” comments from the SEC and become effective as promptly as reasonably practicable following the date of the Merger Agreement. The proxy statement/prospectus will also be used as an information statement by Repay in connection with the consideration and vote by its members on the Merger Agreement and transactions contemplated thereby.

Directors and Officers of the Company

The Parties also agreed to take all necessary action so that the Company Board following the Closing will consist of the nine individuals (a majority of whom will be independent directors in accordance with Nasdaq requirements) listed below:

Class I

•        Shaler Alias

•        Richard E. Thornburgh

•        Paul R. Garcia

Class II

•        Maryann Goebel

•        Robert H. Hartheimer

•        Jeremy Schein

Class III

•        William Jacobs

•        Peter J. Kight

•        John Morris

The parties also agreed to take all necessary actions so that the individuals serving as executive officers of the Company immediately after the Closing will be the same individuals (in the same offices) as those of Repay immediately prior to the Closing.

Additionally, at the Closing, the Company will enter into a stockholders agreement with each of Corsair, the Sponsor and the Repay Founders setting forth the rights of such parties to select nominees for the Company Board, among other matters. For more information on the Stockholder Agreements, see below under the caption “— Related Agreements — Stockholder Agreements.”

For more information about the Company Board and officers following the completion of the Business Combination, please refer to the section entitled “Management of the Company Following the Business Combination.”

Financing

Each of Thunder Bridge and Merger Sub have agreed to use their reasonable best efforts to obtain debt financing on the terms and conditions of the Debt Commitment Letter (and the Debt Financing Term Sheet thereof) that they received from SunTrust as of the date of the Merger Agreement for the purposes of providing debt financing for funding the Business Combination. Thunder Bridge and Merger Sub have agreed to keep Repay reasonably informed as to the status of its negotiation to arrange the debt financing, and to use its reasonable best efforts to obtain alternative debt financing if any portion of the debt financing becomes available on the terms and conditions contemplated by the Debt Commitment Letter (and the Debt Financing Term Sheet thereof).

In addition, prior to the Closing, Thunder Bridge is permitted to seek equity financing, on certain specified terms in an amount equal to $30,000,000 plus the amount of the aggregate Redemption Price of all Redemptions (for such purposes, using the amount in the Trust Account on the date of determination), subject to the reasonable consent of Repay. Repay can withhold consent in its sole discretion to equity issuances in excess of such amount or on terms other than those specified in the Merger Agreement. In connection with the Second Amendment, Repay consented to the PIPE Financing, and Thunder Bridge agreed to keep Repay reasonably informed as to the status of any agreements relating to equity financing.

Repay has agreed to use its reasonable best efforts to provide to Thunder Bridge and Merger Sub such reasonable cooperation as is customary and necessary for such debt or equity financing as reasonably requested by Thunder Bridge, although Repay will only be responsible for the costs and expenses of certain agreed upon information to be provided in connection with any financing, and any additional information will be at the sole cost and expense of Thunder Bridge. Obtaining any debt or equity financing is not a condition to Thunder Bridge completing the Closing, and Thunder Bridge will be obligated to complete the Closing (or be in default under the Merger Agreement) even if it does not obtain sufficient financing to pay the amounts required under the Merger Agreement. See the section entitled “Questions and Answers — Q. Will Thunder Bridge enter into any financing arrangements in connection with the Business Combination?”

No Solicitation of Acquisition Proposals

During the period beginning at the signing of the Merger Agreement and ending at the earlier of (x) the Closing or (y) the Termination of the Merger Agreement (the “Interim Period”), each of the parties to the Merger Agreement agree that they will not, without prior written consent of Repay and Thunder Bridge, take any of the following actions:

•        solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal,

•        furnish any non-public information regarding such party or its affiliates or their respective businesses, operations, to any person or group (other than a party to the Merger Agreement) in connection with or in response to an Acquisition Proposal,

•        engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal,

•        approve, endorse or recommend in writing, or publicly propose to approve, endorse or recommend, any Acquisition Proposal,

•        negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or

•        release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

Under the Merger Agreement, an “Acquisition Proposal” means any inquiry, proposal or offer, or indication of interest in making an offer or proposal, from any person or group at any time relating to an alternative business transaction, meaning, with respect to Repay a transaction (other than the Business Combination) involving a sale of all or a material part of the Target Companies’ business or assets, or a material portion of the equity interest or profits of the Target Companies, or with respect to Thunder Bridge and its Affiliates, a transaction concerning any business combination other than the Business Combination.

Each of Repay, Thunder Bridge and Merger Sub further agrees to notify the other parties as promptly as practical (and within 48 hours), and keep the other parties updated as to the status of, of any bona fide inquiries, proposals or requests for information or discussions regarding an Acquisition Proposal or that could reasonably be expected to result in an acquisition proposal or any request for confidential information of such party. Each of Repay, Thunder Bridge and Merger Sub also agreed to immediately terminate any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and will, and will direct its Representatives (as defined in the Merger Agreement) to, cease and terminate any such solicitations, discussions or negotiations.

Conduct of Repay and Thunder Bridge Pending Closing

Under the Merger Agreement, during the Interim Period, Repay has agreed, except as expressly contemplated by other provisions of the Merger Agreement, required by applicable law, or unless Thunder Bridge otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), to, and to cause each of its subsidiaries to, conduct its business in the ordinary course and in material compliance with law and to in all material respects use commercially reasonable efforts to maintain its business and organization and existing relationships intact, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto), unless consented to by Thunder Bridge (which consent will not be unreasonably withheld, conditioned or delayed):

•        change or amend the organizational documents of Repay or any of its subsidiaries;

•        issue any securities or enter any agreements (other than the Support Agreements) for the disposition of securities or any rights therein;

•        declare any distributions other than regular tax distributions or authorize the issuance of replacement securities or otherwise redeem or repurchase its securities;

•        incur, create, assume, guaranty or otherwise become liable for any indebtedness in excess of $1,000,000 individually or in the aggregate (subject to certain exceptions, including amounts borrowed under Repay’s existing credit agreement, not to exceed $108,000,000 in the aggregate);

•        make any loans or advances to or investments in a third party other than a wholly-owned subsidiary or in the ordinary course of business;

•        make or agree to any capital expenditures in excess of $100,000 individually or $200,000 in the aggregate (other than software development costs incurred in the ordinary course and consistent with past practice);

•        except as required to comply with existing contracts or existing company benefit plans and arrangements, (i) adopt, enter into, terminate or materially amend any Repay benefit plan or arrangement or collective bargaining agreement, (ii) increase the compensation or benefits of or pay any bonus to or modify the terms of employment of any director, officer, employee or consultant (other than for non-executives, which may be modified in the ordinary course consistent with past practice), (iii) amend or accelerate any payment or vesting of compensation or benefits, (iv) grant bonuses, incentive, equity or performance awards or (v) take any other action to fund or secure payment of compensation other than in the ordinary course;

•        sell, assign, lease, sublease, license, sublicense, pledge or otherwise transfer or dispose of or grant any option or exclusive rights in, to or under, any material assets (other than in the ordinary course of business);

•        acquire (whether by merger, consolidation, acquisition or other business combination) any business entity or initiate the start-up of any new business, non-wholly-owned subsidiary or joint venture or otherwise acquire any securities or material assets;

•        merge or consolidate, or agree to merge or consolidate with or into any other person;

•        enter into any material contract or amend, modify, terminate or waive any material right under any material contract or any material permit (other than in the ordinary course of business);

•        commence a lawsuit or settle, compromise, release or waive its rights under any claim or litigation, other than for (i) routine collection and settlement matters or (ii) ordinary course commercial matters;

•        enter into, amend or terminate any contract or transaction with any related party (other than compensation and benefits and advancement of expenses, in each case, in the ordinary course consistent with past practice), or waive any material right in connection therewith;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP;

•        make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy with a governmental authority relating to a material amount of taxes, file any materially amended tax return or claim for refund of a material amount of taxes, or make any material change to a method of accounting for tax purposes, in each case except as required by applicable law or in compliance with GAAP;

•        effect any mass layoff or other personnel reduction or change of more than 25 employees at any of its facilities;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage (in the aggregate) with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

•        accelerate the collection of any trade receivables or delay the payment of trade payables or any other liability other than in the ordinary course of business consistent with past practice; or

•        authorize or agree to take any of the actions described above.

Additionally, under the Merger Agreement, during the Interim Period, Thunder Bridge has agreed, except as expressly contemplated by other provisions of the Merger Agreement, required by applicable law, or unless Repay otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), to, and to cause each of its subsidiaries to, conduct its business in the ordinary course and in material compliance with law and to use commercially reasonable efforts to maintain its business and organization and existing relationships intact, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto), unless consented to by Repay (which consent will not be unreasonably withheld, conditioned or delayed):

•        change or amend any of the organizational documents of Thunder Bridge and its subsidiaries, except pursuant to the Domestication;

•        other than pursuant to any additional financing permitted under the Merger Agreement issue any securities or enter any agreements for the disposition of securities or any rights therein;

•        declare or pay any distribution in respect of the equity interests of Thunder Bridge or its subsidiaries or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any such securities or purchase, redeem or otherwise acquire for value any such securities, other than in connection with the Redemption;

•        incur, create, assume, guarantee or otherwise become liable for any indebtedness (other than working capital loans made by the Sponsor, payable solely in cash, necessary to finance Parent’s ordinary course administrative costs and expenses and expenses incurred in connection with the Business Combination, up to aggregate additional indebtedness during the Interim Period of $1,500,000);

•        make a loan or advance to or investment in any third party;

•        make or agree to make any capital expenditures;

•        except as required to comply with existing contracts or existing company benefit plans and arrangements, (i) adopt, enter into, terminate or materially amend any Thunder Bridge benefit plan or arrangement or collective bargaining agreement, (ii) increase the compensation or benefits of or pay any bonus to or modify the terms of employment of any director, officer, employee or consultant (other than for non-executives, which may be modified in the ordinary course consistent with past practice), (iii) amend or accelerate any payment or vesting of compensation or benefits, (iv) grant bonuses, incentive, equity or performance awards or (v) take any other action to fund or secure payment of compensation other than in the ordinary course;

•        sell, assign, lease, sublease, license, sublicense, pledge or otherwise transfer or dispose of or grant any option or exclusive rights in, to or under, any material assets (other than in the ordinary course of business);

•        acquire (whether by merger, consolidation, acquisition or other business combination) any business entity or initiate the start-up of any new business, non-wholly-owned subsidiary or joint venture or otherwise acquire any securities or material assets;

•        merge or consolidate, or agree to merge or consolidate with or into any other person;

•        enter into any material contract or amend, modify, terminate or waive any material right under any existing material contract;

•        commence a lawsuit or settle, compromise, release or waive its rights under any claim or litigation;

•        enter into, amend, or terminate any contract with any related party, or waive any material right in connection therewith (other than working capital loans made by the Sponsor);

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        revalue any of its assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP;

•        make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy with a governmental authority relating to a material amount of taxes, file any materially amended tax return or claim for refund of a material amount of taxes, or make any material change to a method of accounting for tax purposes, in each case except as required by applicable law or in compliance with GAAP;

•        amend, waive or otherwise change the Trust Account agreement in any manner adverse to Thunder Bridge;

•        take any action that would reasonably be expected to significantly delay or impair (i) the timely filing of any of its public filings with the SEC, (ii) its compliance in all material respects with applicable securities laws or (iii) the listing of the shares of Class A common stock; or

•        authorize or agree to take any of the actions described above.

Additional Covenants and Agreements

Repay, Thunder Bridge and Merger Sub have agreed to additional covenants under the Merger Agreement and in connection with the Business Combination, including, among others:

•        Each of Repay and Thunder Bridge will allow other party reasonable access to their own assets, employees, books and records, and other reasonably requested information and books, subject to certain confidentiality restrictions;

•        During the Interim Period, notification of any event that would reasonably be expected to cause the closing conditions to be unfulfilled or materially delayed;

•        Repay and Thunder Bridge will use reasonable best efforts to cause all of the Closing conditions to be satisfied;

•        Repay and Thunder Bridge will make all necessary filings under the HSR Act and make any other filings required under other antitrust or competition laws and cooperate in good faith with any governmental authority;

•        Repay, Thunder Bridge and the Repay Securityholder Representative will enter into the Escrow Agreement, and paying agent and exchange agent agreements as of the Closing;

•        Repay will terminate certain contracts between Repay and its affiliates;

•        Thunder Bridge will use its reasonable best efforts to cause the Company common stock following the domestication (including the shares to be exchanged for Post-Merger Repay Units under the Exchange Agreement) to be listed on Nasdaq;

•        Thunder Bridge will cause the Trust Account to be disbursed concurrently with the Closing;

•        Repay will not trade in any securities of Thunder Bridge in violation of applicable law;

•        Thunder Bridge will take the necessary steps to and will accomplish the Domestication;

•        The Company will preserve the historical information and books and records of Repay and its subsidiaries for a period of seven years following the Closing; and

•        The parties to the Merger Agreement agree to cooperate on certain tax matters, including obtaining tax treatment for the Domestication as a reorganization and continuation under United States tax laws, and to prepare and cooperate on the filing of tax returns and in certain tax proceedings.

Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:

•        the absence of any law that would prohibit the completion of the Merger or the other transactions contemplated by the Merger Agreement;

•        termination or expiration of the waiting period under the HSR Act, which waiting period was terminated on April 15, 2019;

•        the Repay Equity Holders having approved the Merger, the Merger Agreement and the other Transaction Documents and transactions contemplated thereby in accordance with the DLLCA and the organizational documents of Repay;

•        the Thunder Bridge shareholders having approved (i) (A) the Merger Agreement and related Transaction Documents, (B) the Merger, (C) the issuance of the Company Class V common stock and the Post-Merger Repay Units, and (D) the Nasdaq Proposal; (ii) the Domestication by a two-thirds majority of the outstanding Thunder Bridge ordinary shares as of the Record Date that are present for and vote at the Shareholders Meeting; (iii) the election of directors pursuant to the Director Election Proposal by a majority of the outstanding Thunder Bridge Class B ordinary shares as of the Record Date that are present at the Shareholders Meeting; and (iv) the Articles Amendment Proposal by a two-thirds majority of the outstanding Thunder Bridge ordinary shares as of the Record Date that are present for and vote at the Shareholders Meeting;

•        the requisite number of Public Warrant Holders having approved the Warrant Amendment Proposal at the Warrant Holders Meeting;

•        the effectiveness of the registration statement (of which this proxy statement/prospectus forms a part); and

•        immediately prior to the Closing, after giving effect to the completion of the Redemptions, Thunder Bridge, without regard to any assets or liabilities of the Target Companies, having net tangible assets of at least $5,000,001.

In addition, unless waived by Thunder Bridge and Merger Sub, the obligations of Thunder Bridge and Merger Sub to effect the Closing are subject to the satisfaction of the following conditions, in addition to customary certificates and other closing deliveries:

•        The representations and warranties of Repay being true and correct as of the date of the Merger Agreement and as of the Closing, except as would not have a Material Adverse Effect (with certain representations regarding capitalization and no occurrence of a Material Adverse Effect instead being subject to de minimis inaccuracies and certain fundamental representations of Repay instead being subject to a requirement that they be true and correct in all material respects);

•        Repay having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior the date of the Closing; and

•        Thunder Bridge having received copies of the related agreements set forth in the Merger Agreement executed by Repay.

Unless waived by Repay, the obligations of Repay to effect the Closing are subject to the satisfaction of the following conditions, in addition to customary certificates and other closing deliveries:

•        The representations and warranties of Thunder Bridge and Merger Sub being true and correct as of the date of the Merger Agreement and as of the Closing, except as would not have a Parent Material Adverse Effect (with certain representations regarding capitalization and no occurrence of a Parent Material Adverse Effect instead being subject to de minimis inaccuracies and certain fundamental representations of Thunder Bridge and Merger Sub instead being subject to a requirement that they be true and correct in all material respects);

•        Thunder Bridge and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•        The Cash Consideration Condition having been met;

•        After giving effect to the Closing, the Indebtedness of the Company and its subsidiaries (including the Target Companies) not exceeding $210,000,000 (but excluding pre-Closing Indebtedness of the Target Companies that is not paid off at the Closing);

•        Upon the Closing, (i) no person or group (excluding any Repay Equity Holder, the Sponsor or any PIPE Investor) owning more than 9.9% of the issued and outstanding shares of the Company and (ii) no three persons or groups (excluding any Repay Equity Holder, the Sponsor or any PIPE Investor) owning in the aggregate more than 25% of the issued and outstanding shares of the Company;

•        The Class A common stock (including the shares of Class A common stock issuable upon exchange of Post-Merger Repay Units) will have been listed on Nasdaq and will be eligible for continued listing on Nasdaq following the Closing and after giving effect to the Redemptions (as if it were a new initial listing by an issuer that had never been listed prior to Closing);

•        The post-Closing Company Board will have been appointed or elected as described above;

•        The Domestication will be completed simultaneously with the completion of the Business Combination; and

•        Repay will have received copies of the related agreements set forth in the Merger Agreement, including the Warrant Amendment, executed by Thunder Bridge and Merger Sub (as applicable).

Termination

The Merger Agreement may be terminated under certain limited circumstances at any time as follows:

•        by mutual written consent of Thunder Bridge and Repay;

•        by either Thunder Bridge or Repay if the Closing has not occurred on or prior to June 30, 2019 (so long as the terminating party’s breach of the Merger Agreement or other action was not the cause of, or resulting in, the failure of the Closing to occur by such date);

•        by either Thunder Bridge or Repay if a governmental authority of competent jurisdiction has issued a final, non-appealable order, decree or ruling, or any law exists, in each case, that permanently prohibits, makes illegal, enjoins or prevents the completion of the Closing (so long as the terminating party’s breach of or failure to fulfill any representation, warranty, covenant or obligation in the Merger Agreement or other action was not the cause of, or did not result in in, such order, decree, ruling or law);

•        by either Thunder Bridge or Repay if the Shareholders Meeting has been held (including any adjournment or postponement thereof as permitted by the Merger Agreement), has concluded, the Thunder Bridge shareholders have duly voted, and the requisite Thunder Bridge shareholder vote has not been obtained;

•        by either Thunder Bridge or Repay if the Warrant Holders Meeting has been held (including any adjournment or postponement thereof as permitted by the Merger Agreement), has concluded, the Public Warrant Holders have duly voted, and the requisite vote of the Public Warrant Holders has not been obtained;

•        by Thunder Bridge (so long as Thunder Bridge and Merger Sub are not then in material breach of the Merger Agreement) if there has been a breach by Repay of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, such that the related closing condition would not be met if uncured as of June 30, 2019, and such breach has not been cured or satisfied within 30 business days after Repay’s receipt of written notice of such breach from Thunder Bridge;

•        by Repay (so long as Repay is not then in material breach of the Merger Agreement) if there has been a breach by Thunder Bridge or Merger Sub of any of their respective representations, warranties, covenants or agreements contained in the Merger Agreement, such that the related closing condition would not be met if uncured as of June 30, 2019, and such breach has not been cured or satisfied within 30 business days after Thunder Bridge’s receipt of written notice of such breach from Repay; or

•        by Repay if (i) all of the closing conditions the required for Thunder Bridge and Merger Sub to effect the Closing have been waived or satisfied (other than the conditions by their terms or nature are satisfied at the Closing) on the date that the Closing would have been completed, (ii) Repay has irrevocably confirmed by written notice to Thunder Bridge and Merger Sub that all conditions required for Repay to complete the Closing have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at the Closing) or that it is willing to waive any such conditions and that Repay is ready, willing and able to complete the Closing and (iii) Thunder Bridge has failed to complete the Closing by the earlier of (x) 30 Business Days after the day the Closing is required to occur or (y) 5 Business Days prior to June 30, 2019.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, Thunder Bridge’s reimbursement of Repay’s financing expenses, termination, waiver of claims against the trust, and certain general provisions will continue in effect), and, no party will have any further liability to any other party thereto except for liability for any Fraud Claims or willful and intentional breach of the Merger Agreement prior to such termination.

Trust Account Waiver

Repay has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Thunder Bridge’s Trust Account held for its Public Shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) except, in each case with respect to claims that Repay or its affiliates may have in the future against Thunder Bridge’s assets or funds that are not held in the Trust Account (other than distributions to Public Shareholders) and claims against any other Person (or any affiliate thereof) that is party to an alternative business combination consummated by Thunder Bridge.

Representatives

CC Payment Holdings, L.L.C. is serving as the Repay Securityholder Representative under the Merger Agreement, and in such capacity will represent the interests of the Repay Equity Holders prior to and following the Closing with respect to certain matters under the Merger Agreement, including the determination of any Merger Consideration adjustments after the Closing. The Repay Securityholder Representative can use the Repay Securityholder Representative Amount for any costs, expenses or liabilities its incurs in such capacity, and any remaining portion of the Repay Securityholder Representative Amount will be paid to Repay Equityholders once the Repay Securityholder Representative determines that it has no continuing obligations in connection with the Merger Agreement.

After the Closing, a majority of the disinterested independent directors then serving on the Company Board will make any determinations or take any actions on behalf of the Company with respect to any post-Closing Merger Consideration adjustments and related escrow provisions, Fraud Claims brought against Repay Equity Holders, or amendments or waivers of the Merger Agreement after the Closing.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

First Amendment to Agreement and Plan of Merger

On February 11, 2019, Thunder Bridge, Merger Sub, Repay and the Repay Securityholder Representative entered into the First Amendment pursuant to which the parties amended and restated the original agreement and plan of merger, effective as of January 21, 2019.

The First Amendment effected the following amendments to the original agreement and plan of merger that was executed by the parties on January 21, 2019:

•        The Required Cash Consideration Amount was changed from $300,000,000 to 290,000,000, before in each case subtracting the Repay Securityholder Representative Amount and the amount of the Cash Escrow.

•        The definition of the Cash Consideration was revised to (i) delete the deduction for restricted cash of the Target Companies since it was already deducted from the definition of “Closing Cash” used in such calculation and (ii) provide that the maximum Cash Consideration is equal to the Required Cash Consideration Amount plus $10,000,000.

•        The Closing condition in Section 7.1(f) of the Merger Agreement regarding the requirement for Thunder Bridge to have $5,000,001 in net tangible assets was revised so that it applies to the net tangible assets of Thunder Bridge immediately prior to the effective time of the Merger, after giving effect to the Redemption, but without regard to the assets, liabilities or any other attribute of the Target Companies.

•        Provisions were added (i) regarding the requirement of Thunder Bridge to file the Articles Amendment, (ii) to have the covenants of Thunder Bridge to effect the Domestication apply mutatis mutandis to the adoption and delivery of the Articles Amendment and other references to the Domestication in the representations and warranties made by Thunder Bridge, (iii) to include (A) the adoption of the Articles Amendment as part of the required approval by Thunder Bridge’s shareholders, (B) the approval and adoption of the Articles Amendment as “Transactions” under the Merger Agreement and (C) the Articles Amendment as part of the “Transaction Documents” under the Merger Agreement.

Second Amendment to Agreement and Plan of Merger

On May 9, 2019, Thunder Bridge, Merger Sub, Repay and the Repay Securityholder Representative entered into the Second Amendment pursuant to which the parties further amended and restated the Merger Agreement, effective as of January 21, 2019. This proxy statement/prospectus describes the terms of the Merger Agreement, as so amended and restated.

The Second Amendment effected the following amendments, among other things, to the original Merger Agreement that was executed by the parties, as amended by the First Amendment:

•        required as a condition to the Closing that Thunder Bridge (i) obtain the requisite consent of the Public Warrant Holders to enter into and implement the Warrant Amendment (and provide each of Thunder Bridge and Repay a right to terminate the Merger Agreement if such consent is not obtained), and (ii) enter into and implement the Warrant Amendment;

•        reduced the Base Merger Consideration (as defined in the Merger Agreement) from $600,000,000 to $580,650,000;

•        reduced the Required Cash Consideration Amount by $30,000,000;

•        reduced the Cash Consideration payable to the Repay Equity Holders by the amount of the aggregate Warrant Cash Payment to be paid to the Public Warrant Holders pursuant to the Warrant Amendment;

•        provided for the retention by the consolidated post-Closing company of up to $50,000,000 as the Company Balance Sheet Allocation to the extent there are cash proceeds in excess of the cash amounts required to be paid in connection with the Closing (in addition to the $10 million in cash reserves already provided for in the Merger Agreement), which excess cash proceeds are intended to be used for general corporate purposes, including paying debt or funding future acquisitions;

•        removed the $300,000,000 cap on Cash Consideration payable to the Repay Equity Holders;

•        provided that Richard Thornburgh will serve on the board of directors of the Company in lieu of James Kirk;

•        eliminated certain escrow and other provisions of the Merger Agreement relating to contingent obligations of Repay that have been eliminated or satisfied;

•        added additional covenants regarding any Additional Equity Financing (as defined in the Merger Agreement) that is obtained, including the PIPE Financing;

•        added additional covenants regarding the Warrant Amendment (including the related Warrant Holders Meeting); and

•        excluded the Sponsor and the PIPE Investors from Repay’s Closing condition under the Merger Agreement relating to the 9.9% and 25% Thunder Bridge share ownership limitations upon the Closing.

In the Second Amendment, the parties also approved and consented to the amendment of the Sponsor Letter Agreement referred to below and the PIPE Financing with the PIPE Investors specified therein. In connection with the Second Amendment, Richard E. Thornburgh entered into a Support Agreement, and Thunder Bridge, Repay and Mr. Kirk agreed to terminate the Support Agreement that Mr. Kirk had previously entered into on January 21, 2019.

Director Replacement Notice

On May 29, 2019, pursuant to the provisions of Section 5.14 of the Merger Agreement, Thunder Bridge designated Paul R. Garcia as a replacement director for Gary A. Simanson to serve on the Company Board immediately after the Closing (the “Director Replacement Notice”). In connection with the replacement of Gary A. Simanson with Paul R. Garcia on the post-Closing Company Board, the parties to the Merger Agreement agreed to replace the form of stockholders agreement that Thunder Bridge and Mr. Simanson were expected to execute in connection with the Closing with a new stockholders agreement between Thunder Bridge and the Sponsor, which is described below under the caption “— Related Agreements — Stockholder Agreements”. In connection with Paul R. Garcia’s designation for nomination to the post-Closing Company Board, Mr. Garcia entered into a Support Agreement, and Thunder Bridge, Repay and Mr. Simanson agreed to terminate the support agreement that Mr. Simanson had previously entered into on January 21, 2019.

Amended Operating Agreement

Concurrently with the completion of the Merger, the existing amended and restated limited liability company agreement of Repay will be further amended and restated in its entirety to become the Amended Operating Agreement.

Rights of the Units

The Post-Merger Repay Units will be entitled to share in the profits and losses of Repay and to receive distributions as and if declared by the managing member of Repay and will have no voting rights.

Management

The Company, as the managing member of Repay, will have the sole vote on all matters that require a vote of members under the Amended Operating Agreement or applicable law. The business, property and affairs of Repay will be managed solely by the managing member, and the managing member cannot be removed or replaced except by the incumbent managing member.

Distributions

The Company, as managing member of Repay may, in its sole discretion, authorize distributions to the Repay members. All such distributions will be made pro rata in accordance with each member’s interest in Repay.

The Amended Operating Agreement will provide for cash distributions, which we refer to as “tax distributions,” to the holders of Post-Merger Repay Units if the Company, as the sole managing member of Repay, reasonably determines that a holder, by reason of holding Post-Merger Repay Units, incurs an income tax liability. Generally, these tax distributions will be computed based on the Company’s estimate of the net taxable income of Repay multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of the Company’s income).

Upon the liquidation or winding up of Repay, all net proceeds thereof will be distributed one hundred percent (100%) to the holders of Post-Merger Repay Units, pro rata based on their percentage interests.

Transfer Restrictions

The Amended Operating Agreement will contain restrictions on transfers of units and will require the prior consent of the managing member for such transfers, except, in each case, for (i) certain transfers to permitted transferees under certain conditions and (ii) exchanges of Post-Merger Repay Units for Class A common stock pursuant to the Exchange Agreement as described below; provided, that Corsair and any other member holding a certain minimum amount to be specified as of the Closing (with such minimum amount to be no less than the smallest percentage held by any of John Morris, Shaler Alias and Andrew Alias as of the Closing) of the total percentage interest of Repay may transfer without such consent, subject to other agreed upon lock-up restrictions and certain exceptions.

The Amended Operating Agreement (the form of which was revised to reflect certain technical changes to facilitate the issuance and transfer of certain Post-Merger Repay Units issued in connection with the Business Combination) is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Exchange Agreement

Concurrently with the completion of the Merger, the Company will enter into the Exchange Agreement, which will provide for the exchange of Post-Merger Repay Units into shares of Class A common stock.

Exchange Mechanics

Holders of Post-Merger Repay Units will, from and after the six-month anniversary of the Closing, at any time and from time to time, be able to exchange all or any portion of their Post-Merger Repay Units for shares of Class A common stock by delivering a written notice to both Repay and the Company by surrendering such Post-Merger Repay Units to the Company; provided that no holder of Post-Merger Repay Units may exchange less than 5,000 Post-Merger

Repay Units in any single exchange unless exchanging all of the Post-Merger Repay Units held by such holder at such time; provided, that the Company may, at its sole and absolute discretion, in lieu of delivering shares of Class A common stock for any Post-Merger Repay Units surrendered for exchange, pay an amount in cash per Post-Merger Repay Unit equal to the volume weighted average price of the Class A common stock on the date of the receipt of the written notice of the exchange.

Exchange Ratio

The initial exchange ratio will be one Post-Merger Repay Units for one share of Class A common stock. The exchange ratio will be adjusted for any subdivision (split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Post-Merger Repay Units that is not accompanied by an identical subdivision or combination of the Class A common stock or, by any such subdivision or combination of the Class A common stock that is not accompanied by an identical subdivision or combination of the Post-Merger Repay Units. If the Class A common stock is converted or changed into another security, securities or other property, on any subsequent exchange an exchanging Post-Merger Repay Unitholder will be entitled to receive such security, securities or other property. The exchange ratio will also adjust in certain circumstances when the Company acquires Post-Merger Repay Units other than through an exchange for its shares of Class A common stock.

Restrictions on Exchange

The Company may or refuse to effect an exchange if the Company determines that an exchange would violate applicable law (including securities laws), or not be permitted under other agreements of between the exchanging Post-Merger Repay Unit holder with the Company or its subsidiaries, including the Amended Operating Agreement. The Company may also limit the rights of holders of Post-Merger Repay Units to exchange their Post-Merger Repay Units under the Exchange Agreement if the Company determines in good faith that such restrictions are necessary so that Repay will not be treated as a “publicly traded partnership” under applicable tax laws and regulations.

Expenses

Repay and each holder of Post-Merger Repay Units will bear its own expense regarding the exchange except that Repay will be responsible for transfer taxes, stamp taxes and similar duties (unless the holder has requested the shares of Class A common stock to be issued in the name of another holder).

The form of Exchange Agreement is attached to this proxy statement/prospectus as Annex D and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The form-of Exchange Agreement is subject to amendment by Repay prior to the Closing to decrease the frequency of exchanges, increase minimum required amounts for exchanges and to make other changes for the benefit of the Company.

Tax Receivable Agreement

Concurrently with the completion of the Business Combination and as a condition precedent for the Closing, the Company will enter into the Tax Receivable Agreement with holders of Post-Merger Repay Units.

Holders of Post-Merger Repay Units (other than the Company) may, subject to certain conditions, from and after the six-month anniversary of the date of the completion of the Business Combination, exchange their Post-Merger Repay Units for shares of Class A common stock of the Company on a one-for-one basis, subject to the terms of the Exchange Agreement, including in certain cases, adjustments as set forth therein. Repay intends to have in effect an election under Section 754 of the Code for each taxable year in which an exchange of Post-Merger Repay Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of Repay at the time of an exchange of Post-Merger Repay Units. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Repay. These increases in tax basis may reduce the amount of tax that the Company would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

The Tax Receivable Agreement provides for the payment by the Company to exchanging holders of Post-Merger Repay Units of 100% of the tax benefits, if any, that the Company realizes (or in certain cases is deemed to realize) (a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) as a result of these increases in tax basis and certain other tax attributes of Repay and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. This payment obligation is an obligation of the Company and not of Repay. For purposes of the Tax Receivable Agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of the Company (calculated with certain assumptions) to the amount of such taxes that the Company would have been required to pay had there been no increase (or decrease) to the tax basis of the assets of Repay as a result of the exchanges and had the Company not entered into the Tax Receivable Agreement. Such increase or decrease will be calculated under the Tax Receivable Agreement without regard to any transfers of Post-Merger Repay Units or distributions with respect to Post-Merger Repay Units before the exchange under the Exchange Agreement.

The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits of the Tax Receivable Agreement is otherwise accelerated (as described in more detail below). Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including:

•        the timing of exchanges — for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Repay at the time of each exchange;

•        the price of shares of the Company’s Class A common stock at the time of each exchange — the increase in any tax deductions, as well as the tax basis increase in other assets of Repay, is directly proportional to the price of shares of the Company’s Class A common stock at the time of each exchange;

•        the extent to which such exchanges are taxable — if an exchange is not taxable for any reason, increased deductions will not be available; and

•        the amount and timing of our income — the Company will be required to pay 100% of tax benefits as and when realized, under the terms of the Tax Receivable Agreement. Except as discussed below with respect to a material breach of a material obligation under the Tax Receivable Agreement, a change of control, or other circumstances requiring an early termination of the tax receivable agreement, if the Company does not have taxable income, it generally will not be required to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have actually been realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivables agreement.

We anticipate that we will account for the effects of these increases in tax basis and associated payments under the Tax Receivable Agreement arising from future exchanges as follows:

•        we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;

•        to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance;

•        we will record the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the Tax Receivable Agreement; and

•        all of the effects of changes in any of our estimates after the date of the exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

See note (e) in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Note 4.”

The Company expects that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Repay, the payments that we may make under the Tax Receivable Agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the

Tax Receivable Agreement exceed the actual cash tax savings that the Company realizes in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to the Company by Repay are not sufficient to permit the Company to make payments under the Tax Receivable Agreement after it has paid taxes. Late payments under the Tax Receivable Agreement generally will accrue interest at an uncapped rate equal to LIBOR plus 500 basis points. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by holders of Post-Merger Repay Units. The rights of each party under the Tax Receivable Agreement other than the Company are assignable.

In addition, the Tax Receivable Agreement provides that, if we materially breach any of our obligations under the Tax Receivable Agreement of if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, the Company’s (or its successor’s) obligations with respect to exchanged or acquired Post-Merger Repay Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including the Company would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement.

Furthermore, the Company may elect to terminate the Tax Receivable Agreement early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the Tax Receivable Agreement includes several assumptions, including (i) that any Post-Merger Repay Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) the Company will have sufficient taxable income in each future taxable year to fully realize all potential tax savings, (iii) the tax rates for future years will be those specified in the law as in effect at the time of termination and (iv) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax savings are discounted at a rate equal to LIBOR plus 100 basis points. If the Company were to elect to terminate the Tax Receivable Agreement immediately after the Business Combination, Thunder Bridge currently estimates that it would be required to pay approximately $128.6 million to satisfy its total Tax Receivable Agreement liability.

As a result of the change of control provisions and the early termination right, the Company could be required to make payments under the Tax Receivable Agreement that are greater than or less than the actual cash tax savings that the Company realizes in respect of the tax attributes subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity.

Decisions made by the Company in the course of running the business may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement are based on the tax reporting positions that we will determine. The Company will not be reimbursed for any payments previously made under the Tax Receivable Agreement if a tax item is successfully challenged by the IRS. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of the Company’s cash tax savings.

The form of Tax Receivable Agreement (which was revised to reflect certain technical changes in respect of transaction expenses payable to certain service providers of Repay) is attached to this proxy statement/prospectus as Annex E and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Waiver Agreement

Simultaneously with the execution of the Merger Agreement, Thunder Bridge, Repay and the Sponsor, entered into a Waiver Agreement (the “Waiver Agreement”) pursuant to which the Sponsor agreed to waive certain of its anti-dilution rights under Thunder Bridge’s Memorandum and Articles of Association that may have been otherwise triggered upon the completion of the financing transactions in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement.

The Waiver Agreement is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Support Agreements

Simultaneously with the execution of the Merger Agreement (other than Richard E. Thornburgh and Paul R. Garcia, who entered into such agreements on May 9, 2019 and May 29, 2019, respectively), each of (i) Corsair, (ii) Paul R. Garcia and Peter Kight (each of whom will serve as Company directors) (the “Sponsor Directors”), (iii) John A. Morris (“Morris”) and Shaler V. Alias (“Alias”) (each of whom are Repay Equity Holders who will serve as Company directors) (the “Repay Equity Holder Directors”) and (iv) Jeremy Schein and Richard E. Thornburgh (each of whom are representatives of Corsair and will serve as Company directors) (the “Corsair Directors”) entered into support agreements (collectively, the “Support Agreements”) in favor of Thunder Bridge and Repay and their present and future successors and subsidiaries (collectively, the “Covered Parties”).

Voting and Lockup

In the Support Agreements executed by each of Corsair and the Repay Equity Holder Directors, they each agreed to vote all of their Repay membership interests in favor of the Merger Agreement and related transactions. They also agreed to take certain other actions in support of the Merger Agreement and related transactions. The Support Agreements also prevent them from transferring their voting rights with respect to their Repay membership interests or otherwise transferring their Repay membership interests prior to the meeting of the Repay Equity Holders to approve the Merger Agreement and related transactions, except for certain permitted transfers. They also each agreed to a lock-up for a period of six months after the Closing with respect to any securities of the Company or Repay that they receive as Merger Consideration under the Merger Agreement.

Non-Competition and Non-Solicitation

Each Support Agreement signed by an individual director contains non-competition and non-solicitation covenants binding such director to not, for certain specified restricted periods, directly or indirectly engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, or be employed by, any business that is primarily engaged in the business of providing electronic payment processing services to merchants in any or all of the payday lending, installment lending, buy-here, pay-here auto lending, collections, debt recovery and accounts receivable management industries. They also agreed to certain non-solicitation and non-interference obligations during the same period with respect to the Covered Parties’ respective (i) employees, consultants and independent contractors, (ii) customers, and (iii) vendors, suppliers, distributors, agents or other service providers. The Repay Equity Holder Directors are bound to these covenants for a period of 2 years following the Closing. The Sponsor Directors and the Corsair Directors are bound for a period of six months following their departure from the Covered Parties, however, if a Corsair Director ceases to be a director or employee of the Covered Parties because they are no longer affiliated with Corsair, the period lasts only three months following departure. They each also agreed to customary confidentiality requirements.In its Support Agreement, Corsair agreed to certain non-solicitation and non-interference obligations for a period from the Closing until the second anniversary of the Closing with respect to the Covered Parties’ respective (i) employees, consultants and independent contractors, (ii) customers, and (iii) vendors, suppliers, distributors, agents or other service providers. Corsair also agreed to customary confidentiality requirements.

The Support Agreements are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Sponsor Letter Agreement

Simultaneously with the execution of the Merger Agreement, the Sponsor entered into a letter agreement with Thunder Bridge and Repay, which agreement was amended on May 9, 2019 (the “Sponsor Letter First Amendment”) in connection with the execution of the Second Amendment and the PIPE Financing, and was amended again on May 29, 2019 (the “Sponsor Letter Second Amendment”) in connection with the Director Replacement Notice (as amended, the “Sponsor Letter Agreement”), pursuant to which the Sponsor agreed at the Closing to deposit with Continental Stock Transfer and Trust, as escrow agent (the “Sponsor Escrow Agent”), 2,965,000 of the shares of Class A common stock of the Company to be received for its Class B ordinary shares of Thunder Bridge in the Domestication to be held in escrow by the Escrow Agent (the “Escrow Shares”), along with any earnings or proceeds thereon. Additionally, at the Closing, the Sponsor will submit 2,335,000 of its Class B ordinary shares of Thunder Bridge for cancelation. At any time subsequent to the Closing, the Sponsor may liquidate pursuant to its organizational documents and the DLLCA and distribute the rights to the Escrow Shares among its members in accordance with its operating agreement, subject to the escrow. Following this dissolution, Simanson will have the authority to act on behalf of the Sponsor’s members, subject to an escrow agreement, in releasing from escrow or otherwise disposing of the Escrow Shares. While the Escrow Shares are held in escrow, the Sponsor’s members will have full ownership rights to the Escrow Shares, including voting rights, but any earnings or proceeds from the Escrow Shares will be retained in the escrow account, and neither the Sponsor’s members nor Simanson following the Sponsor dissolution will have the right to transfer the Escrow Shares.

The Sponsor Letter Agreement also provides that the Sponsor will transfer 8,000,000 of its Private Placement Warrants (after giving effect to the Warrant Amendment) to certain of the PIPE Investors pursuant to the Lock-up Agreement, and deliver to Thunder Bridge for cancellation any of its remaining Private Placement Warrants after giving effect to such transfer, and the Sponsor waived with respect to its Private Placement Warrants any rights that it might otherwise have to the Warrant Cash Payment.

Vesting of Escrow Shares

Fifty percent of the Escrow Shares will vest and be released from escrow to the Sponsor (along with any related earnings and proceeds) if at any time prior to the seventh anniversary of the Closing the closing price of shares of Class A common stock (or any successor equity security) on the principal exchange on which such securities are then listed or quoted will have been at or above $11.50 for 20 trading days over a 30 trading day period (subject to equitable adjustment for stock splits, stock dividends, reorganizations or extra ordinary dividends), and 100% of the Escrow Shares will vest and be released from escrow to the Sponsor (along with any related earnings and proceeds) if at any time prior to the seventh anniversary of the Closing the closing price of shares of Class A common stock (or any successor equity security) on the principal exchange on which such securities are then listed or quoted will have been at or above $12.50 for 20 trading days over a 30 trading day period (subject to equitable adjustment for stock splits, stock dividends, reorganizations or extra ordinary dividends).

Additionally, all of the Escrow Shares will vest and be released from escrow to the Sponsor (along with any related earnings and proceeds) if prior to the seventh anniversary of the Closing, (i) the Company engages in a going private transaction or otherwise ceases to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act, (ii) shares of Class A common stock or successor securities cease to be listed on a national securities exchange other than due to a violation of (x) minimum exchange listing requirements (including minimum round lot holder requirements), unless such failure is caused by an action or omission of the Company with the primary intent to cause, or that would reasonably be expected to cause, the delisting or (y) a minimum price per share requirement or (iii) there is a change of control of the Company. In the event that the Escrow Shares (and related escrow property) are not released from escrow prior to the seventh anniversary of the Closing, they will be forfeited to the Company.

Sponsor Expenses

The Sponsor also agreed that in the event that Thunder Bridge’s unpaid expenses and obligations as of the Closing are greater than $21.75 million, then the Sponsor will forfeit a number of Escrow Shares equal in value to the excess of such expenses and obligations over such cap, with each Escrow Share valued at the Redemption Price.

Permitted Transfers

The Sponsor is also allowed to transfer at or prior to the Closing up to 1,462,335 of its Class B ordinary shares to any investor who provides equity or debt financing for the Business Combination without the consent of Thunder Bridge, and any shares so transferred will reduce the number of Escrow Shares, and unless otherwise agreed by Repay and the Sponsor, the recipient will be subject to the terms of the Sponsor Letter Agreement (other than the excess Thunder Bridge expense forfeiture provision referred to under “— Sponsor Expenses” above). The Sponsor may also transfer its rights and obligations under the Sponsor Letter Agreement to any of its affiliates, which affiliate will be bound by the terms of the Sponsor Letter Agreement.

Sponsor Letter Amendments

Under the Sponsor Letter First Amendment, the original sponsor letter agreement was amended, among other things, to:

•        increase the number of shares delivered by the Sponsor for cancellation from 400,000 to 2,335,000;

•        decrease the number of Escrow Shares from 3,900,000 to 2,965,000;

•        provide for the transfer by the Sponsor of the 8,000,000 Private Placement Warrants (after giving effect to the Warrant Amendment) to certain of the PIPE Investors pursuant to the Lock-up Agreement, and the cancellation of any remaining Private Placement Warrants owned by the Sponsor, and the waiver by the Sponsor, with respect to its Private Placement Warrants, of any rights that it might otherwise have to the Warrant Cash Payment;

•        increase the Parent Expense Cap (as defined in the Sponsor Letter Agreement) from $20,000,000 to $21,750,000, and to exclude certain expenses relating to the Delayed Draw Term Loan Facility from the expenses subject to the Parent Expense Cap; and

•        reduce the number of Class B ordinary shares that the Sponsor may transfer prior to the Closing without Repay’s consent to third parties who provide any equity or debt financing for the Transactions from 2,150,000 to 1,462,335.

Under the Sponsor Letter Second Amendment, the original sponsor letter agreement was amended to, among other things, remove the requirement that the Sponsor liquidate within 10 days following the Closing and to otherwise accommodate Mr. Garcia’s replacement of Mr. Simanson on the post-Closing Company Board for certain limited purposes thereunder.

The Sponsor Letter Agreement is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Subscription Agreements; Lock-up Agreements

On May 9, 2019, Thunder Bridge entered into the Subscription Agreements with the investors named therein (the “PIPE Investors”), pursuant to which Thunder Bridge agreed to issue and sell to the PIPE Investors an aggregate of One Hundred Thirty-Five Million Dollars ($135,000,000) of Thunder Bridge Class A ordinary shares, at a price of $10.00 per Class A ordinary share, simultaneously with or immediately prior to the Closing (the “PIPE Financing”). The PIPE Financing is conditioned on the Closing being scheduled to occur concurrently with or immediately following the closing of the PIPE Financing and other customary closing conditions. The proceeds from the PIPE Financing will be used to fund a portion of the Required Cash Consideration Amount payable to the Repay Equity Holders, the Warrant Cash Payment payable to the Public Warrant Holders in connection with the Warrant Amendment and other payments required in connection with the Business Combination. Excess proceeds will be paid by Thunder Bridge to Repay as the Company Balance Sheet Allocation pursuant to the Merger Agreement and will be available for corporate purposes including paying indebtedness or funding future acquisitions. In the event those excess proceeds together with other excess cash available in connection with the Business Combination exceed $60 million, the excess over such amount will increase the portion of the Merger consideration to be paid to the Repay Equity Holders in cash (with a corresponding decrease of the amount to be paid to the Repay Equity Holders in Post-Merger Repay Units).

Thunder Bridge has agreed in the Subscription Agreements to file a registration statement covering the shares purchased by the PIPE Investors within 15 business days after the closing of the PIPE Financing and to use commercially reasonable efforts to keep the registration statement effective until the earlier of two years following the closing of the PIPE Financing and the first day on which the PIPE Investors can sell all of their shares under Rule 144 without manner of sale or volume restrictions. The foregoing obligations are subject to delay or suspension by Thunder Bridge for customary limited periods.

In connection with the PIPE Financing, on May 9, 2019, certain PIPE Investors entered into a Lock-up Agreement. Pursuant to the Lock-up Agreement, the PIPE Investors party thereto agreed, for a period commencing on the Closing and ending one hundred twenty (120) days thereafter, not to engage in a Prohibited Transfer (as defined in the Lock-up Agreement (which generally includes all sales, lending and other transfer arrangements, subject to specified exceptions)) with respect to the Thunder Bridge shares acquired by such PIPE Investor pursuant to the Subscription Agreement and the Private Placement Warrants (and any shares issuable upon exercise of such Private Placement Warrants) acquired by such PIPE Investor from the Sponsor pursuant to the Lock-up Agreement. In consideration for entering into the Lock-up Agreement, the Sponsor agreed to transfer to the PIPE Investors party to the Lock-up Agreement an aggregate of 8,000,000 Private Placement Warrants (after giving effect to the Warrant Amendment) held by the Sponsor. The Private Placement Warrants to be transferred pursuant to the Lock-up Agreement will be subject to the terms of the Warrant Amendment such that following such amendment they will be exercisable for an aggregate of 2,000,000 Class A ordinary shares, and the PIPE Investors party to the Lock-up Agreement waived any rights to the Warrant Cash Payment with respect to such Private Placement Warrants.

Cantor Forfeiture Agreement

In connection with the PIPE Financing, on May 9, 2019, Cantor entered into a letter agreement (the “Cantor Forfeiture Agreement”) with Thunder Bridge and Repay, pursuant to which Cantor agreed to forfeit all 350,000 of its Private Placement Warrants and waived its rights to the Warrant Cash Payment with respect to its Private Placement Warrants.

Stockholders Agreements

At the Closing, the Company will enter Stockholders Agreements with each of (i) Corsair, (ii) the Sponsor and (iii) the Repay Founders. Pursuant to the Stockholder Agreements, each stockholder party thereto agrees that the initial Company Board upon the completion of the Business Combination will be the following nine individuals who are nominated pursuant to the Director Election Proposal: Paul R. Garcia, Jeremy Schein, Shaler Alias, Richard E. Thornburgh, Robert H. Hartheimer, Maryann Goebel, William Jacobs, John Morris, and Peter J. Kight. In the event that any of the nine individuals is unable or unwilling to serve as a director upon the Closing, their replacement will be designated as set forth in the Merger Agreement.

Corsair Stockholder Agreement

Director Appointments.    Pursuant to the Stockholders Agreement for Corsair (the “Corsair Stockholders Agreement”), (i) for so long as Corsair and its affiliates beneficially own at least 12% of the outstanding Class A common stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement), Corsair will have the right after the closing to designate for nomination to the Company Board two designees (consisting of one Class I Director and one Class II Director) and (ii) for so long as Corsair and its affiliates beneficially own at least 5% of the outstanding Class A common stock, Corsair has the right to nominate one designee (with the director’s class depending on which of its prior Corsair designees is then serving, and if none, then Corsair will be entitled to determine whether the nominee is a Class I Director or Class II Director) (such designees, the “Corsair Designees”).

When Mr. Jacobs (or his replacement pursuant to the Merger Agreement) ceases serving as a director of the Company, Corsair will have the right to designate one Class III director as a new independent director (the “New Neutral Director” and, either Mr. Jacobs or the New Neutral Director, the “Neutral Director”); provided that, if at the time of such designation Corsair and its affiliates beneficially own less than 12% of the Class A common stock, the nominating committee of the Company Board has the right to approve the New Neutral Director. Each Corsair Designee and the New Neutral Director must be eligible to serve as a director, and the Neutral Director and all but one of the Corsair Designees must also be considered “independent” in each case under applicable Nasdaq rules (or any other market upon which shares of Class A common stock are then traded). The Corsair Designees and the New Neutral Director may only be removed with the consent of Corsair, and in the event of any vacancy with respect to the seat of a Corsair Designee or the New Neutral Director, the Company will use its best efforts to fill such vacancy with such person as designed by Corsair. The Company also generally agrees to use its best efforts to cause the Corsair Designees and the New Neutral Director to be elected to the Company Board. Additionally, any change in the size of the Company Board requires the consent of Corsair. Each Corsair Designee and the Neutral Director will be entitled to receive compensation consistent with the compensation received by other non-employee directors, including any fees and equity awards, and will be entitled to the same rights and privileges applicable to all other members of the Company Board, including indemnification and exculpation rights and director and officer insurance.

Corsair Information Access.    The Company will also agree to provide Corsair with certain information and access rights to the books and records of the Company and its subsidiaries, as well as delivery of certain financial and operating reports and other reports and information that it otherwise prepares. Corsair will be subject to certain confidentiality obligations, but the Corsair Designees and the Neutral Director may share confidential information with Corsair. If Corsair or its affiliate is intended to qualify its direct or indirect investment in the Company as a “venture capital investment” under U.S. Department of Labor regulations (a “VCOC Investment” and, Corsair or such affiliate, a “VCOC Investor”), then so long as the VCOC Investor holds any shares of Class A common stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement), it will

(i) be entitled to receive certain visitation and inspection rights, periodic financial statements and other materials provided to the Company’s board of directors, (ii) have consultation rights with the Company’s officers and directors and other consultation rights reasonably necessary to qualify the VCOC Investor’s investment in the Company as a VCOC Investment, and (iii) if the VCOC Investor requests to receive such information and the rights, the right to receive advance notice of any significant corporate actions (with respect to events which require public disclosure, only following the Company’s public disclosure thereof) and to consult with the Company and its subsidiaries with respect to such corporation action. Any transferee of the VCOC Investor’s shares that are intended to hold a VCOC Investment will have the same rights as the VCOC Investor.

Corsair Transfers.    Corsair can transfer its rights under the Corsair Stockholders Agreement to its affiliates. Corsair’s rights under its Stockholders Agreement (other than with respect to the VCOC Investor) will terminate when it and its affiliates collectively beneficially own less than 5% of the outstanding Class A common stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement).

Sponsor Stockholders Agreement

Director Appointment.    Under the Stockholders Agreement for the Sponsor (the “Sponsor Stockholders Agreement”), so long as the Sponsor (or any subsequent Sponsor Stockholder party thereto, as described below, the “Sponsor Stockholder”) and its permitted transferees collectively beneficially own at least 5% of the Class A common stock of the Company, Peter J. Kight (or in the event of his death or incapacity, Robert H. Hartheimer) (the “Sponsor Designator”) will be able to designate an individual (the “Sponsor Designee”) to be nominated to serve as a Class I director on the Company Board; provided, that such Sponsor Designee must be eligible to serve as a director, qualify as “independent” and be qualified to serve on the audit committee of the Company Board, in each case under applicable Nasdaq rules (or any other market upon which shares of Class A common stock are then traded), and be willing to serve on the audit committee. The Company will also agree to use its best efforts to cause the Sponsor Designee to be elected to the Company Board. So long as Mr. Garcia is willing to serve on the Company Board and meets the requirements to serve as the Sponsor Designee as described above, the Sponsor Designator will continue to designate Mr. Garcia as the Sponsor Designee. Additionally, any change in the size of the Company Board requires the consent of the Sponsor Designator. The Sponsor Designee will be entitled to receive compensation consistent with the compensation received by other non-employee directors, including any fees and equity awards, and will be entitled to the same rights and privileges applicable to all other members of the Company Board, including indemnification and exculpation rights and director and officer insurance.

Information Access.    The Company will also agree to provide the Sponsor Stockholder with certain information and access rights to the books and records of the Company and its subsidiaries, as well as delivery of certain financial and operating reports and other reports and information that it otherwise prepares. The Sponsor Stockholder will be subject to certain confidentiality obligations.

Transfers.    Upon the distribution by the Sponsor to its members of the Company securities that it owns, the Sponsor Designator at that time will automatically become the Sponsor Stockholder for purposes of the Sponsor Stockholders Agreement. For purposes of the Sponsor Stockholders Agreement, the Sponsor Stockholder’s permitted transferees will include:

•        so long as the Sponsor Stockholder is the Sponsor, certain of the Sponsor’s affiliates;

•        upon the Sponsor Designator becoming the Sponsor Stockholder, certain of the Sponsor Designator’s affiliates; and

•        in either case, any of the Sponsor’s members as of the Closing and certain of such members’ respective affiliates that have entered into a voting agreement with the Sponsor Stockholder or are otherwise part of a “group” for purposes of the Exchange Act and have filed a form with the SEC indicating that they are part of a “group” with the Sponsor Stockholder for purposes of the Exchange Act.

Termination.    The Sponsor Stockholders Agreement will terminate upon the earliest to occur of: (i) the Sponsor Stockholder and its permitted transferees collectively beneficially owning less than 5% of the outstanding Class A common stock of the Company; (ii) the written request of the Sponsor Stockholder to the Company to terminate the Sponsor Stockholders Agreement; (iii) five (5) years after the Closing; (iv) the later of (A) 100% of the Escrow Shares vesting and no longer being subject to forfeiture in accordance with the terms of the Sponsor Letter Agreement and (B) the expiration of the lock-up period that the Sponsor agreed to in the Insider Letter Agreement; and (v) the death or incapacity of both Peter J. Kight and Robert H. Hartheimer. The Company will agree in the Sponsor Stockholders Agreement that the charter of the Company’s nominating and corporate governance committee will provide that in the event that the Sponsor Stockholders Agreement is terminated due to the death or incapacity of both Peter J. Kight and Robert H. Hartheimer, (i) Paul R. Garcia will continue to be nominated for the Company Board as a Class I director so long as he is willing to serve and otherwise meets the qualifications for the Sponsor Designee described above and (ii) if Mr. Garcia is no longer willing to serve or fails to meet the qualifications for the Sponsor Designee described above, the committee will nominate an independent director for such Class I director position who otherwise meets the qualifications for the Sponsor Designee described above and who is not an affiliate of Corsair or an officer, director, manager, employee, partner, member or stockholder of Corsair.

Founders’ Stockholders Agreement

Director Appointments.    Under the Stockholders Agreement for the Repay Founders (the “Founders’ Stockholders Agreement”), each Repay Founder will, upon the Closing, serve on the Company Board (with Shaler Alias being a Class I Director and John Morris being a Class III Director). The Founders’ Stockholders Agreement provides that (i) if Morris ceases to serve as Chief Executive Officer of the Company, he will immediately resign as a director and will no longer be entitled to be designated to the Company Board, and (ii) if Alias ceases to serve as President of the Company, he will immediately resign as a director and no longer be entitled to be designated to the Company Board. If Morris and/or Alias resign, upon their termination the Repay Founders together will be entitled to designate one designee for nomination to the Company Board as an independent director to replace the resigning director(s) (but no more than one independent director in total), which independent director will be subject to the approval of Corsair if Corsair and its affiliates collectively beneficially own at least 5% of the outstanding Class A common stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement) (the “Independent Founder Designee” and together with either Repay Founder if serving as a designee under the foregoing provisions, the “Founder Designees”).

Each Founder Designee must be eligible to serve as a director, and the Independent Founder Designee must be independent, in each case under applicable Nasdaq rules (or any other market upon which shares of Class A common stock are then traded). The Repay Founders serving as Founder Designees may only be removed upon termination of service as described above, and the Independent Founder Designee may only be removed with the consent of the Repay Founders. In the event of any vacancy with respect to the seat of the Independent Founder Designee, the Company will use its best efforts to fill such vacancy with such person as designed by the Repay Founders (and approved by Corsair, if applicable). The Company also agrees to use its best efforts to cause the Founder Designees to be elected to the Company Board. Additionally, any change in the size of the Company Board requires the consent of the Repay Founders. The Repay Founders will not be entitled to compensation (other than as officers of the Company and expense reimbursements), but the Independent Founder Designee will be entitled to receive compensation consistent with the compensation received by other non-employee directors, including any fees and equity awards. Each Founder Designee will be entitled to the same rights and privileges applicable to all other members of the Company Board, including indemnification and exculpation rights and director and officer insurance.

Founder Information Access.    The Company will also agree to provide the Repay Founders with certain information and access rights to the books and records of the Company and its subsidiaries, as well as delivery of certain financial and operating reports and other reports and information that it otherwise prepares. The Repay Founders will be subject to certain confidentiality obligations, but any Founder Designee may share confidential information with the Repay Founders.

Founder Transfers.    Each Repay Founder can transfer his rights under the Founders’ Stockholders Agreement to his affiliates, and upon death, to his estate and heirs or to a trust that he controls for the benefit of his immediate family members. The Repay Founders’ rights under the Founders’ Stockholders Agreement will terminate when they and their affiliates collectively beneficially own less than 5% of the outstanding Class A common stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement) (but the Morris and Alias will still be required to resign as directors upon the termination of their service as Chief Executive Officer and President, respectively). Any actions and determinations by the Repay Founders under their Stockholders Agreement will be determined by the holders of a majority of the Class A common stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement) held by the Repay Founders.

The Stockholder Agreements are incorporated by reference as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Registration Rights Agreement

At the Closing, Thunder Bridge will enter into a Registration Rights Agreement with Corsair and the other Repay Equity Holders in substantially the form attached to the Merger Agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Repay Equity Holders will hold registration rights that obligate the Company to register for resale under the Securities Act all or any portion of the shares of Class A common stock issuable upon exchange for Post-Merger Repay Units received as Merger Consideration pursuant to the Exchange Agreement (including the Escrow Units and any Earn-Out Units) (the “Shares”) so long as such Shares are not then restricted under the applicable Support Agreements or the Escrow Agreement.

Corsair will be entitled to make a written demand for registration under the Securities Act of all or part of its Shares, so long as such demand is for at least $3,000,000 in Shares or all of the remaining Shares owned by Corsair. In addition, subject to certain exceptions, Corsair will be entitled under the Registration Rights Agreement to request in writing that the Company register the resale of any or all of the Shares of the Repay Equity Holders on Form S-3 and any similar short-form registration that may be available at such time as a “shelf registration”, so long as such request is for at least $2,000,000 in Shares or all of the remaining Shares owned by Corsair. If requested in writing by Corsair, the Company will also amend any “shelf registration” to increase the number of Shares registered thereunder, so long as such request is for at least an additional $1,000,000 in Shares or all of the remaining Shares owned by Corsair. Subject to certain customary exceptions, if any time after the Closing, the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, the Company will give notice to the Repay Equity Holders as to the proposed filing and offer the Repay Equity Holders an opportunity to register the sale of such number of Shares as requested by the Repay Equity Holders in writing, subject to customary cutbacks in an underwritten offering. Any other security holders of the Company with piggyback registration rights may also participate in any such registrations, subject to customary cutbacks in an underwritten offering. The Company has customary rights to postpone any registration statements including Shares for certain events. If the registration is through an underwritten offering, the participating Repay Equity Holders will agree to lockups that are agreed to by the demanding Repay Equity Holder if it was a demand registration or otherwise by the Company.

Under the Registration Rights Agreement, the Company will agree to indemnify the Repay Equity Holders and each underwriter and each of their respective controlling persons against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Shares, unless such liability arose from their misstatement or omission, and Repay Equity Holders will agree to indemnify the Company and its officers and directors and controlling persons against all losses caused by their misstatements or omissions in those documents.

The Registration Rights Agreement is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Amendment to Founders Registration Rights Agreement

At the Closing, Thunder Bridge, the Sponsor and Cantor will enter into a First Amendment to the Registration Rights Agreement, dated June 18, 2018 (the “Founder Registration Rights Agreement”), by and among Thunder Bridge, the Sponsor, Cantor and Monroe Capital, pursuant to which, among other things, the defined term Registrable Securities therein will be amended to include the shares of Class A common stock and warrants to purchase Class A common stock issued pursuant to the Domestication and the priority of underwriter cut-backs for piggy back registration rights thereunder will be amended so that the holders of Registrable Securities under the Founder Registration Rights Agreement will be pari passu with the holders of Shares under the Registration Rights Agreement.

Letter of Transmittal

At the Closing, each Repay Equity Holder will provide the Company with a completed and duly executed Letter of Transmittal, in substantially the form attached to the Merger Agreement (each, a “Letter of Transmittal”), with respect to their Repay membership interests. In the Letter of Transmittal, each such holder makes customary representations and warranties, acknowledges its obligations with respect to the escrow provisions under the Merger Agreement, surrenders its Repay membership interests, appoints the Repay Securityholder Representative to act on its behalf in accordance with the terms of the Merger Agreement, and provides a release of persons other than Thunder Bridge and Repay in connection with the Merger Agreement and ancillary documents except for Fraud Claims and those covenants in the Merger Agreement or ancillary documents to be performed after the Closing (or representations and warranties made after the Closing in an ancillary document).

Interests of Thunder Bridge’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the Thunder Bridge Board in favor of approval of the Business Combination Proposal, you should keep in mind that an argument could be made that Thunder Bridge’s directors and officers, have interests in such proposal that are different from, or in addition to, those of Thunder Bridge shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        If Thunder Bridge does not complete a business combination transaction by December 21, 2019 (unless Thunder Bridge submits and its shareholders approve an extension of such date), Thunder Bridge will cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of the Thunder Bridge Board and Thunder Bridge’s remaining shareholders, dissolving and liquidating, subject in each case to its obligations under the Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,450,000 Founder Shares owned by the Sponsor would be worthless because, following the Redemption of the Public Shares, Thunder Bridge would likely have few, if any, net assets and because the Sponsor and Thunder Bridge’s directors and officers have agreed, in the Insider Letter Agreement, to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if Thunder Bridge fails to complete a Business Combination within the required period. The Sponsor purchased the Founder Shares prior to Thunder Bridge’s IPO for an aggregate purchase price of $25,000, or approximately $0.004 per share. Such Founder Shares had an aggregate market value of $67.3 million based upon the closing price of $10.43 per share on Nasdaq on June 11, 2019, the most recent closing price.

•        Peter J. Kight will be a director of the Company after the completion of the Business Combination. As such, in the future he may receive any cash fees, stock options, stock awards or other remuneration that the Company Board determines to pay to such director.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Thunder Bridge if and to the extent any claims by a vendor for services rendered or products sold to Thunder Bridge, or a prospective target business with which Thunder Bridge has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account below (i) $10.10 per public share (or such higher amount then held in trust) or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Thunder Bridge’s indemnity of the underwriters of Thunder Bridge’s IPO against certain liabilities, including liabilities under the Securities Act.

•        Following completion of the Business Combination, the Sponsor, Thunder Bridge’s officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and completing an initial Business Combination, and repayment of any other loans, if any, and on such terms as to be determined by Thunder Bridge from time to time, made by the Sponsor or certain of Thunder Bridge’s officers and directors to finance transaction costs in connection with an intended initial business combination. However, the Sponsor has agreed that in the event that Thunder Bridge’s unpaid expenses and obligations as of the Closing are greater than $21.75 million, then the Sponsor will forfeit a number of its Escrow Shares (in addition to the 2,335,000 Class B ordinary shares to be canceled pursuant to the Sponsor Letter Agreement as discussed above under the caption “— Related Agreements — Sponsor Letter Agreement”) equal in value to the excess of such expenses and obligations over such cap, with each escrow share valued at the price per share paid to each Public Shareholder who elects to redeem their shares in connection with the Business Combination. If Thunder Bridge fails to complete a Business Combination within the required period, the Sponsor and Thunder Bridge’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.

•        In connection with the Merger Agreement, each of Messrs. Garcia and Kight entered into Support Agreements in favor of the Covered Parties, pursuant to which each agreed to certain non-competition and non-solicitation covenants from the Closing until six months following their departure from the Covered Parties, as well as customary confidentiality requirements. For more information, please see the section entitled “— Related Agreements — Support Agreements”.

•        In connection with the Merger Agreement, the Sponsor entered into the Waiver Agreement, pursuant to which the Sponsor agreed to waive certain of the anti-dilution protections for its Class B ordinary shares under the Memorandum and Articles of Association in connection with the Business Combination. For more information, please see the section entitled “— Related Agreements — Waiver Agreement”.

•        In connection with the Merger Agreement, the Sponsor entered into the Sponsor Letter Agreement, pursuant to which, as amended by the Sponsor Letter First Amendment, the Sponsor agreed to forfeit 2,335,000 of its Class B ordinary shares of Thunder Bridge as of the Closing and to subject 2,965,000 of its Founder Shares to vesting and forfeiture based on certain stock price targets of the Company after the Closing, subject to vesting and release upon certain other specified events. For more information, please see the section entitled “— Related Agreements — Sponsor Letter Agreement”.

•        On May 9, 2019, Peter J. Kight, Thunder Bridge’s executive chairman, entered into a subscription agreement with Thunder Bridge in connection with the PIPE Financing, pursuant to which Thunder Bridge agreed to issue him 500,000 Class A ordinary shares, at a price of $10.00 per Class A ordinary share. The PIPE Financing is conditioned on the Closing being scheduled to occur concurrently or immediately following the closing of the PIPE Financing and other customary closing conditions.

Contingent Forward Purchase Obligation and Waiver

In connection with the IPO, Thunder Bridge entered into the Forward Contract with Monroe Capital, a member of the Sponsor, granting Monroe Capital the right to purchase, at its option exercised by consenting to Thunder Bridge’s initial business combination, 5,000,000 units of Thunder Bridge at $10.00 per unit, for aggregate gross proceeds of $50,000,000 in a private placement to occur concurrently with the completion of Thunder Bridge’s initial business combination. The Forward Contract also provided that, if Monroe Capital consented to a business combination, Monroe Capital would obtain a right of first refusal to participate in up-to 51% of any debt financing in such initial business combination and to act as lead arranger and agent in the debt financing.

On January 21, 2019, Monroe Capital, the Sponsor and Thunder Bridge executed the Forward Contract Waiver relating to the Forward Contract pursuant to which Monroe Capital consented to the Business Combination. However, in order to facilitate the Debt Financing arrangements, Monroe agreed to waive its right of first refusal on debt financings of the Company in connection with the Transactions and both the Company and Monroe agreed that Monroe will not purchase any Units under the Forward Contract.

The Forward Contract Waiver does not terminate the Forward Contract in the event the Business Combination is terminated and Thunder Bridge pursues an alternative initial business combination. However, in connection with the Business Combination, it will not have access to financing from Monroe Capital pursuant to the Forward Contract as a potential source of capital investment to complete the Business Combination. However, Thunder Bridge will receive equity financing from affiliates of Monroe Capital as PIPE Investors in connection with the PIPE Financing.

Exchange Listing

Thunder Bridge’s units (each consisting of one Class A ordinary share and one warrant), Class A ordinary shares and warrants (each to purchase one Class A ordinary share) are currently traded on Nasdaq under the symbols “TBRGU”,” “TBRG” and “TBRGW.” At the closing of the Business Combination, Thunder Bridge’s units will separate into their component shares of the Company’s Class A common stock and warrants so that the units will no longer trade separately under “TBRGU.” Thunder Bridge has applied for the continued listing of the Company’s Class A common stock and warrants on Nasdaq under the ticker symbols “RPAY” and “RPAYW,” respectively.

Background of the Business Combination

Thunder Bridge is a blank check company incorporated on September 18, 2017, as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Prior to the consummation of the IPO, neither Thunder Bridge, nor anyone on its behalf, had contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Thunder Bridge.

After the IPO, Thunder Bridge’s officers and directors commenced an active search for prospective businesses and assets to acquire. During this search process, Thunder Bridge did not hire an investment bank, but Cantor and CLSA Ltd. (“CLSA”) were involved in the process, given their involvement in the IPO. During this search process, Thunder Bridge reviewed and entered into preliminary discussions with respect to a number of acquisition opportunities other than Repay. The following is not intended to be a complete list of all opportunities initially evaluated or explored or discussions held by Thunder Bridge, but sets forth the significant discussions and steps that Thunder Bridge took to reaching a definitive agreement with Repay.

Subsequent to closing the IPO on June 21, 2018, Peter J. Kight and Gary A. Simanson reached out to companies and individuals generally known to them to initiate meetings with the intent of exploring possible business combination opportunities. These inquiries lead to a number of telephone calls and in-person meetings the following week beginning on June 28, 2018.

On June 28, 2018, Steve McLaughlin, principal of Financial Technology Partners LP (“FT”) met with Mr. Simanson in San Francisco to discuss potential business combination candidates. One of the candidates suggested by Mr. McLaughlin was Repay.

On June 28, 2018, subsequent to the meeting with Mr. McLaughlin, Mr. Simanson met with the chief executive officer of a prospective financial technology (“Fintech”) target in San Francisco introduced to Mr. Simanson by Mr. McLaughlin. This discussion eventually lead to the signing of a confidentiality agreement and Mr. Simanson and Mr. Kight subsequently meeting with the senior management team of that company. These discussions continued for a number of months without further development.

Later that day, Mr. Simanson met with the chief executive officer of a second prospective Fintech target in San Francisco, California that Mr. Simanson knew through general industry knowledge. This discussion resulted in the signing of a confidentiality agreement between the parties. Mr. Simanson and Mr. Kight subsequently met with the senior management team of that company and discussions continued for a number of months without further development.

On June 29, 2018, Mr. Simanson traveled to Repay’s corporate offices in Atlanta, Georgia to meet with Repay’s management team, including John Morris, Tim Murphy and Shaler Alias, and reviewed certain preliminary financial and other business information of Repay. Following the meeting, Thunder Bridge began negotiating a confidentiality agreement with Repay. At this meeting, Mr. Simanson learned that Corsair and Repay had previously received debt financing from Monroe Capital, a member of the Sponsor, in connection with Corsair’s initial investment in Repay.

On July 2, 2018, Thunder Bridge received a general company overview of Repay and a form of confidentiality agreement from FT, with respect to Repay. Discussions among Repay, FT, Mr. Simanson and their respective legal counsels ensued over the following days, and the parties entered into the confidentiality agreement on July 8, 2018.

On July 6, 2018, Mr. Simanson held a telephone meeting with the representative of a prospective financial services target that Mr. Simanson knew through prior work in the industry. These discussions continued over a number of months without further development.

On July 12, 2018, Mr. Simanson met with Jeremy Schein, James E. Kirk and Steve Kretz of Corsair in New York, New York to discuss the Thunder Bridge Board, and Thunder Bridge’s management team and acquisition strategy and the potential opportunities for a business combination between Thunder Bridge and various portfolio companies of Corsair, including Repay.

On July 12, 2018, Mr. Simanson met with the chief executive officer of a prospective Fintech target in New York, New York introduced to Mr. Simanson by Mr. McLaughlin. The potential target was a non-US domiciled company.

These discussions eventually lead to the signing of a confidentiality agreement between the parties on July 18, 2018, and Thunder Bridge commenced an initial due diligence investigation of the target, which continued for a number of months. These discussions did not lead to further developments subsequent to Thunder Bridge conducting its initial due diligence.

On July 17, 2018, Mr. Simanson met in Virginia with the chief executive officer of a prospective Fintech target headquartered in the United Kingdom that Mr. Simanson knew through general industry knowledge and relationships. Discussions continued over a number of months but did not lead to further developments.

On July 21, 2018, Thunder Bridge was granted access to a Repay’s virtual data room and Thunder Bridge’s management began its due diligence investigation of Repay.

On July 24, 2018, Mr. Simanson traveled to Hong Kong and China to meet with a potential Fintech target headquartered in China introduced to Mr. Simanson by CLSA. Mr. Simanson had subsequent discussions with CLSA regarding the potential target. During this trip, Mr. Simanson also met with a number of other potential Fintech targets in China he was generally aware of from his work in the industry. While Mr. Simanson had subsequent discussions with some of these potential targets, these discussions did not lead to further developments.

On July 30, 2018, Mr. Kight met with Repay’s senior management team at Repay’s corporate headquarters in Atlanta, Georgia to discuss Repay’s management team, products, operations, technology, financial prospects, and strategy.

On August 1, 2018, Mr. Simanson met with a potential Fintech target in London, United Kingdom to discuss a potential business combination and general due diligence. These discussions did not lead to further developments.

On August 6, 2018, Thunder Bridge was granted access to additional information in Repay’s virtual data room and Thunder Bridge continued its due diligence investigation of Repay.

On August 6, 2018, Mr. Simanson and Mr. Kight met with the chief executive officer of a prospective Fintech target that Mr. Kight knew through prior work in the industry. These discussions did not lead to further developments.

On August 7, 2018, Thunder Bridge’s management and the Thunder Bridge Board held a conference call to discuss, among other topics, the Repay opportunity. The Thunder Bridge Board unanimously agreed that Thunder Bridge should continue pursuing the opportunity with Repay while continuing to explore other opportunities, including certain of the opportunities mentioned above.

On August 7, 2018, based on an introduction by FT, Mr. Simanson contacted Paul Wasinger of Morgan Stanley regarding the potential business combination with Repay and Thunder Bridge’s desire to engage Morgan Stanley to serve as its advisor for the proposed transaction. Mr. Simanson then held additional conference calls and meetings with Morgan Stanley to discuss the Repay opportunity and next steps. Representatives of Morgan Stanley provided feedback on the proposed transaction and discussed their views on the valuation of Repay as a public company. Thunder Bridge formally agreed to engage Morgan Stanley to serve as a financial advisor with respect to the potential business combination transaction with Repay, and an engagement letter with Morgan Stanley was subsequently executed based on this agreement.

On August 8, 2018, representatives of Corsair met with representatives of Monroe Capital in New York, New York to discuss a number of topics, including the merits of a potential business combination between Thunder Bridge and Repay.

On August 13, 2018, Mr. Simanson met with Monroe Capital in Chicago, Illinois to discuss the potential business combination opportunity with Repay. Monroe Capital subsequently provided certain pricing information regarding and its credit analysis regarding the potential business combination opportunity associated with the Forward Contract between Monroe Capital and Thunder Bridge, and Monroe Capital expressed its support for Thunder Bridge pursuing a business combination with Repay consistent with the general pricing parameters that management of Thunder Bridge had determined independently.

On August 15, 2018, Mr. Simanson met with a potential Fintech target in the offices of Cantor that was introduced to Mr. Simanson by Cantor. This meeting did not lead to additional discussions with the potential target.

On August 23, 2018, Mr. Simanson held a detailed conversation with David Batalion of Cantor regarding the potential business combination opportunity with Repay, including its possible structure and pricing parameters. They also discussed other potential business combination opportunities that Thunder Bridge had been exploring.

On August 23, 2018, Mr. Simanson met with Mr. McLaughlin for dinner in Reston, Virginia to discuss the potential business combination with Repay and other potential business combination opportunities.

Between August 23, 2018, and September 20, 2018, representatives of Thunder Bridge and Repay continued discussions regarding the merits of a potential business combination and possible terms.

During the week of August 26, 2018, FT requested a detailed proposal from Thunder Bridge with respect to valuation and sources and uses of proceeds and pro forma ownership for the proposed business combination with Repay. Mr. Simanson provided the requested information and continued discussions with representatives of Repay.

From July 2018 through the date of this proxy statement/prospectus, Thunder Bridge and its representatives conducted extensive due diligence with respect to Repay. Thunder Bridge engaged the following third party advisors in connection with its due diligence investigation of Repay: Ellenoff Grossman & Schole LLP (“EGS”), Grant Thornton LLP (“GT”), Venable LLP, Littler Mendelson P.C., IVision and Financial Reporting Advisors, LLC.

On September 1, 2018, Thunder Bridge instructed EGS to begin its legal due diligence of Repay.

During the week of September 2, 2018, Mr. Simanson held a conference call with representatives from Cantor to discuss the Repay business combination opportunity, including pricing, structure and next steps.

During the week of September 9, 2018, FT advised Mr. Simanson of Repay’s interest in pursuing a business combination with Thunder Bridge, subject to the negotiation of a comprehensive term sheet between the parties.

On September 11, 2018, Thunder Bridge submitted a written proposal of general terms to FT for a potential business combination with Repay.

On September 17, 2018, FT provided Thunder Bridge with revisions to the proposed general terms in the format of a formal term sheet expanding on the general terms proposed by Thunder Bridge. The parties and their respective counsels negotiated the details of the term sheet over the ensuing days, with Thunder Bridge and Repay reaching a common understanding regarding the terms of a potential business combination and executing a nonbinding term sheet on September 30, 2018. During this period, through a series of conference calls between Mr. Simanson and representatives of Corsair, Repay and FT, the parties negotiated various business terms, including various provisions relating to the merger consideration to be delivered to the Repay Equity Holders, terms of the Earn-Out, composition of the board of directors of the surviving public company, and conditions to closing, among others, with each party sharing further revisions to the proposed term sheet.

On September 20, 2018, the Thunder Bridge Board held a conference call in which Mr. Simanson updated the directors on his meetings regarding the Repay opportunity and his discussions with other business combination targets. Following such discussion, the Thunder Bridge Board and management agreed that Thunder Bridge management should continue to pursue the Repay opportunity and authorized Thunder Bridge’s management to enter into a non-binding term sheet with Repay under the general terms discussed on the conference call.

On September 25, 2018, Mr. Simanson attended a telephonic conference call with a representative of a potential Fintech target in Europe. These discussions continued over a number of months but did not lead to further developments.

On September 25, 2018, Mr. Simanson held a call with Messrs. Kirk, Kretz, and Schein of Corsair to discuss the Repay opportunity and further negotiate the term sheet for the proposed business combination.

On September 30, 2018, Repay held a board meeting, at which the directors unanimously approved the proposed term sheet and directed the management of Repay to work towards negotiating a definitive agreement with Thunder Bridge.

On September 30, 2018, Repay and Thunder Bridge executed the non-binding term sheet for a proposed business combination between the parties.

On October 1, 2018, the Thunder Bridge Board held a telephone conference, at which it discussed and affirmed the execution of the term sheet with Repay and directed Thunder Bridge management to undertake further due diligence and work towards negotiating the terms of a definitive agreement with Repay.

Between September 30, 2018 to January 21, 2019, representatives of Thunder Bridge and Repay and their respective legal counsel and financial advisors held numerous conference calls and in person meetings to negotiate the terms of the Merger Agreement and the Related Agreements, and corresponded and held telephonic conferences regarding the Merger Agreement and this proxy statement/prospectus.

As part of those negotiations, on October 9, 2018, Mr. Simanson attended a meeting with Repay’s senior management at Repay’s corporate headquarters in Atlanta, Georgia to discuss various aspects of the proposed business combination transaction.

Also as part of the continuing negotiations between Thunder Bridge and Repay, on October 5, 2018, Simpson Thacher & Bartlett LLP (“STB”), counsel to Corsair and Repay, sent a draft Merger Agreement to EGS which reflected modifications to the initial draft of the Merger Agreement previously posted by Repay in Repay’s virtual data room set up for the proposed transaction in order to incorporate the terms of the executed term sheet into the Merger Agreement. On October 11, 2018, EGS sent an issues list to STB, Repay and Corsair with respect to the revised draft Merger Agreement providing Thunder Bridge’s initial feedback on various matters reflected in the revised draft Merger Agreement, including certain details regarding calculation of the proposed merger consideration, the manner of valuing the Post-Merger Repay Units, each party’s conditions to closing and the terms of financing for the proposed business combination with Repay, among other issues. Numerous discussions among the parties and their legal counsel followed, with EGS and STB exchanging numerous drafts and issues lists during the period from October 5 through January 21, 2019.

STB sent an initial draft of the Tax Receivables Agreement to EGS on October 10, 2018 and of the Exchange Agreement on October 17, 2018. During the period from October 10, 2018 through January 21, 2018, EGS and STB negotiated the terms of those agreements and the various other Related Agreements referred to in the Merger Agreement.

Following execution of the term sheet on September 30, 2018, Thunder Bridge proceeded with its efforts to obtaining financing for the proposed business combination. As part of those efforts, on October 2, 2018, Mr. Simanson held a conference call with Corsair and Repay regarding potential debt and equity financing options proposed by SunTrust and Monroe Capital.

On October 3, 2018, Mr. Simanson held a conference call with SunTrust regarding potential debt financing for the proposed business combination with Repay.

On October 7, 2018, Mr. Simanson held a conference call with representatives of Repay, SunTrust and Chapman and Cutler LLP, special legal counsel to Thunder Bridge, to discuss in further detail the proposed debt and equity financing for the business combination.

On October 11, 2018, Mr. Simanson held separate meetings with each of Corsair, Morgan Stanley, Credit Suisse and Cantor, in New York, New York regarding the proposed business combination with Repay, including pricing structure, public market valuation and debt and equity financing alternatives.

On October 12, 2018, Mr. Simanson attended a meeting to discuss general aspects of the proposed business combination with Corsair at Corsair’s offices in New York, New York, and then, along with representatives of Corsair, attended separate meetings with representatives of each of Credit Suisse, Morgan Stanley and Cantor regarding Repay and the proposed business combination with Repay, including pricing structure, public market valuation and debt and equity financing alternatives.

On October 10, 2018, Mr. Simanson held a regulatory due diligence call with Monroe Capital and a tax due diligence call with GT, Thunder Bridge’s tax advisor.

On October 15, 2018, FT provided Thunder Bridge’s third party diligence vendors access to Repay’s virtual data room.

On October 18, 2018, Mr. Kight met with Mr. Schein at Corsair’s offices in New York, New York to discuss Repay, the proposed business combination and the growth strategy of the surviving public company going forward.

On October 18, 2018, Mr. Simanson and representatives of Morgan Stanley visited Repay’s corporate headquarters in Atlanta, Georgia to meet with senior management and review diligence matters and discuss Repay’s business, future prospects and strategy.

On October 19, 2018, Mr. Kight met with Mr. Kirk of Corsair and Bill Jacobs, both members of the Repay board of directors, for breakfast in New York, New York and discussed Repay, the proposed business combination, the proposed board of directors of the combined company and the growth strategy for the combined company going forward.

On October 24, 2018, the Thunder Bridge Board held a telephonic board meeting to discuss numerous items, including the status of the proposed business combination discussions with Repay, preliminary due diligence findings, terms of the debt and equity financing, general terms of a proposed definitive Merger Agreement and timing of the proposed business combination transaction.

On October 30, 2018, William Houlihan met with representatives of Repay at Repay’s corporate headquarters in Atlanta, Georgia to discuss Repay’s financial reporting systems and other general corporate financial matters. While in Atlanta, Georgia, Mr. Houlihan separately met with SunTrust to discuss general terms of potential debt financing for the proposed business combination.

On November 15, 2018, the Thunder Bridge Board held a telephonic meeting to discuss the status of the proposed business combination with Repay.

On December 17, 2018, Mr. Simanson and Mr. Kight attended a dinner with the management of Repay in Atlanta, Georgia.

On January 16, 2019, the audit committee of the Thunder Bridge Board met telephonically to review the financial statements of Repay. Also in attendance were Messrs. Kight, Simanson and Houlihan and representatives of EGS and GT. GT presented its views with respect to public reporting matters and the internal controls and financial reporting structure of Repay as well as general findings from its financial due diligence, tax review and quality of earnings review.

Between January 7, 2019 and January 18, 2019, representatives of Morgan Stanley facilitated numerous meetings between the members of the management teams of Repay and Thunder Bridge and prospective investment funds and asset managers for investor education purposes with respect to the Repay business and the Business Combination.

Between January 14, 2019 to January 21, 2019, representatives of Thunder Bridge, Repay and Monroe Capital and their respective counsels discussed and negotiated the terms of the Forward Contract Waiver, which was signed on January 21, 2019.

On January 16, 2019, the Thunder Bridge Board met telephonically to approve the Business Combination with Repay including the approval of the Merger Agreement and all of the transactions contemplated by it, subject to completion of definitive documents. Also in attendance were representatives of EGS and Morgan Stanley. Representatives of EGS summarized and explained the terms of the Merger Agreement and the Related Agreements and representatives of Morgan Stanley discussed the feedback they received regarding the Business Combination from prospective investors. After considering the proposed terms of the Merger Agreement and the Related Agreements and asking questions to Thunder Bridge’s management, EGS and Morgan Stanley, and taking into account the other factors described below under the caption “— Thunder Bridge Board’s Reasons for the Approval of the Business Combination,” the Thunder Bridge Board unanimously approved the Merger Agreement and Related Agreements and determined that each of the Merger Agreement and the Related Agreements (and the transactions contemplated by such agreements) was advisable and in the best interests of Thunder Bridge and its shareholders. The Thunder Bridge Board further determined that it was advisable and in the best interests of Thunder Bridge and its shareholders to consummate the Business Combination and other transactions contemplated by the Merger Agreement and related agreements, and the Thunder Bridge Board directed that the Merger Agreement and the other Shareholder Proposals described in this proxy statement/prospectus be submitted to Thunder Bridge’s shareholders for approval and adoption, and recommended that Thunder Bridge’s shareholders approve and adopt the Merger Agreement and such other Shareholder Proposals.

On January 21, 2019, the Merger Agreement was executed by the parties.

On the morning of January 22, 2019, Thunder Bridge issued a press release and filed a Current Report on Form 8-K with the SEC announcing the execution of the Merger Agreement.

On February 4, 2019, Thunder Bridge and Repay and their respective counsels had various correspondence and discussions regarding ambiguity on how to apply the $5,000,001 net tangible asset test. On February 6, 2019, Repay’s counsel prepared an initial draft of a potential amendment to the Merger Agreement to address the ambiguity regarding the $5,000,001 net tangible asset test, including the adoption of the Articles Amendment, which was commented on by Thunder Bridge’s counsel. On February 7, 2019, the parties discussed including another amendment in such document to reduce the Required Cash Consideration Amount by $10,000,000 (but with the maximum amount of Cash Consideration being the Required Cash Consideration Amount plus $10,000,000), as well as to make certain other corresponding amendments, and Repay’s counsel sent a revised draft of the First Amendment, which was commented on by Thunder Bridge’s counsel. The parties continued to discuss the First Amendment, and on February 11, 2019, the Thunder Bridge Board approved the First Amendment after which it was executed by the parties.

Between February 2019 and May 9, 2019, based on (i) feedback from investors, (ii) Thunder Bridge’s management’s belief that the high minimum cash condition in the Merger Agreement created potential uncertainty in the market that the Business Combination would be consummated, and that such uncertainty could lead to a higher than anticipated level of redemptions by Public Shareholders, and (iii) general market conditions and volatility, Thunder Bridge’s management believed it would be prudent to evaluate a potential significant new equity investment in Thunder Bridge to provide more certainty that the minimum cash condition would be satisfied and the Business Combination would be consummated.

Between March 2019 and May 9, 2019, Morgan Stanley and Cantor discussed the terms of a proposed equity investment in Thunder Bridge with various investors. On May 9, 2019, the PIPE Investors entered into the Subscription Agreements with Thunder Bridge for the PIPE Financing.

Between April 2019 and May 9, 2019, Thunder Bridge, Repay and their respective counsels and advisors had various correspondence and discussions regarding changes to the terms of the Business Combination, including, among other things, reducing the potential dilution from the outstanding warrants, reducing the merger consideration and increasing the number of Founder Shares and Private Placement Warrants to be forfeited and/or transferred by the Sponsor.

On April 28, 2019, Repay’s counsel circulated an initial draft of the Second Amendment to address such changes to the terms of the Business Combination. Between April 28, 2019 to May 8, 2019, representatives of Thunder Bridge and Repay and their respective counsels discussed and negotiated the terms of the Second Amendment and related agreements, which were signed on May 9, 2019.

On May 9, 2019, Thunder Bridge issued a press release and filed a Current Report on Form 8-K with the SEC announcing the execution of the Second Amendment, the Subscription Agreements and related agreements.

On May 18, 2019, Thunder Bridge’s counsel circulated an initial draft of the Director Replacement Notice and the related Sponsor Stockholders Agreement, the Support Agreement for Paul R. Garcia, the termination of Gary A. Simanson’s support agreement and the Sponsor Letter Second Amendment. Between May 18, 2019 and May 29, 2019, representatives of Thunder Bridge and Repay and their respective counsels discussed the terms of the Director Replacement Notice and negotiated the related agreements, which were all signed on May 29, 2019.

On May 29, 2019, Thunder Bridge filed a Current Report on Form 8-K with the SEC announcing the Director Replacement Notice and the related Sponsor Stockholders Agreement, the Support Agreement for Paul R. Garcia, the termination of Gary A. Simanson’s support agreement and the Sponsor Letter Second Amendment.

The parties have continued and expect to continue regular discussions regarding the execution and timing of the Business Combination and to take actions and exercise their respective rights under the Merger Agreement to facilitate the completion of the Business Combination.

Thunder Bridge Board’s Reasons for the Approval of the Business Combination

On January 21, 2019, the Merger Agreement was executed by the parties, and subsequently amended and restated on each of February 11, 2019 and May 9, 2019. In reaching its decision, the Thunder Bridge Board reviewed the results of Thunder Bridge management’s due diligence investigation, and the due diligence investigations of Thunder Bridge’s third party financial and legal advisors, and discussed the diligence findings with Mr. Simanson. The Thunder Bridge Board also received and reviewed presentations from, and discussed with, Thunder Bridge’s third party financial and legal advisors the transaction structure, material terms of the Business Combination and various aspects of the due diligence.

The diligence conducted by Thunder Bridge’s management and presentations received included:

•        An overview of the public markets in general, the payments industry, and feedback from potential investors with respect to Repay presented by Morgan Stanley and Cantor, Thunder Bridge’s financial advisors;

•        Research on comparable companies and transactions;

•        A review of the initial transaction structure and the revised transaction structure presented by Thunder Bridge’s management and EGS;

•        A presentation by Mr. Simanson regarding Repay’s strategic direction and recent initiatives;

•        Financial, tax, and accounting diligence review, including a quality of earnings analysis prepared by GT;

•        Legal diligence review conducted by EGS;

•        Regulatory diligence review conducted by Venable LLP;

•        Labor, employment and employee benefit diligence review conducted by Littler Mendelson P.C.;

•        IT diligence review conducted by IVision, a technology assessment firm;

•        SEC accounting advisory services provided by Financial Reporting Advisors, LLC;

•        Site visits by Thunder Bridge’s management to Repay’s main offices;

•        General industry research and analysis conducted by the management of Thunder Bridge;

•        Discussions with Monroe Capital regarding Repay, as well as its management team and businesses prospects, based on Monroe Capital’s prior experience as a lender to Repay and its assessment of due diligence materials reviewed by Thunder Bridge;

•        Discussions with its financial advisors regarding the feedback received from investors regarding the terms of the Business Combination and the changes to the initial structure required to obtain equity financing and complete the Business Combination;

•        A financial, operational and documentation review by management of requested materials provided by Repay; and

•        Extensive meetings and calls with Repay’s management, Repay’s representatives and Corsair regarding Repay’s operations, financial condition, strategy and prospects.

The Thunder Bridge Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Thunder Bridge Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual directors may have given different weight to different factors. This explanation of Thunder Bridge’s reasons for the Business Combination and all other information presented in this section is forward-looking. Therefore, you should read this explanation in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

In the prospectus for the IPO, Thunder Bridge identified the following general criteria and guidelines that Thunder Bridge believed would be important in evaluating prospective target businesses:

•        History of free cash flow generation.    Thunder Bridge will seek to acquire one or more businesses or assets that have a history of, or potential for, strong, stable free cash flow generation, with predictable and recurring revenue streams.

•        Revenues and Enterprise Value.    Thunder Bridge will seek to acquire one or more businesses with annual revenues of approximately $150 million to $750 million and an enterprise value of approximately $500 million to $1.5 billion.

•        Strong management team.    Thunder Bridge will seek to acquire one or more businesses or assets that have strong, experienced management teams or those that provide a platform for us to assemble an effective and experienced management team. Thunder Bridge will focus on management teams with a proven track record of driving revenue growth, enhancing profitability and creating value for their shareholders.

•        Opportunities for add-on acquisitions.    Thunder Bridge will seek to acquire one or more businesses or assets that Thunder Bridge can grow both organically and through acquisitions. In addition, Thunder Bridge believes that its ability to source proprietary opportunities and execute transactions will help the business Thunder Bridge acquires grow through acquisitions, and thus serve as a platform for further add-on acquisitions.

•        Spin-offs/divestitures of non-core businesses or assets from larger companies.    Thunder Bridge will focus on one or more businesses or assets that are part of larger companies where the owners seek to divest or spin-off such businesses in order to free up capital to focus on core activities.

•        Defensible business niche.    Thunder Bridge will seek to acquire one or more businesses or assets that have a leading or niche market position and that demonstrate advantages when compared to their competitors, which may help to create barriers to entry against new competitors. Thunder Bridge anticipates that these barriers to entry will enhance the ability of these businesses or assets to generate strong profitability and free cash flow.

•        Diversified customer and supplier base.    Thunder Bridge will seek to acquire one or more businesses or assets that have a diversified customer and supplier base, which are generally better able to endure economic downturns, industry consolidation, changing business preferences and other factors that may negatively impact their customers, suppliers and competitors.

In considering the Business Combination, the Thunder Bridge Board concluded that Repay substantially met the above criteria. In particular, the Thunder Bridge Board considered the following positive factors:

•        Leading Middle-Market Business at an Attractive Valuation.    The Thunder Bridge Board took note of the fact that Repay is a leading provider of integrated payment processing solutions to verticals such as personal loans, automotive loans and receivables management and had substantial revenue with a track record of strong organic growth. The Thunder Bridge Board also noted that Repay’s valuation was attractive relative to other prospective target companies.

•        Business Where Thunder Bridge Can Add Value.    The Thunder Bridge Board believed that Thunder Bridge’s management will be able to provide Repay with a comprehensive network of resources to support its human capital, performance improvement, strategic growth and capital markets initiatives. Thunder Bridge’s management has an established track record of executing acquisition and consolidation focused strategies. Repay management team has indicated its intent to continue to selectively acquire new businesses to supplement its organic growth, and Thunder Bridge believed that Repay, under new public ownership, will be able to access more efficient capital to provide currency for its consolidation strategy to further increase revenues and shareholder value.

•        Diversified customer and supplier base and defensible business niche.    The Thunder Bridge Board took note of Repay’s diversified customer base, with more than 3,500 merchants representing over 11,000 branches across the United States. It also took note of Repay’s historically underpenetrated verticals, which are large and growing.

•        Strong Management Team.    The Thunder Bridge Board considered the expertise and strength of the Repay management team, including its Chief Executive Officer John Morris and President Shaler Alias, who have collectively spent decades in the payment processing industry and some of the verticals that Repay serves.

•        Attractive Financial Profile.    Based on its review of Repay’s business, financial condition, results of operations, including Repay’s strong margins, the Thunder Bridge Board believed that Repay had an attractive financial profile with strong free cash generation and highly recurring revenue.

•        Growth Opportunities.    Repay has built its business through a combination of organic growth and acquisitions, and the Thunder Bridge Board believed that Repay is well-positioned for future growth through increased penetration of its existing verticals, expansion into new verticals, such as healthcare and others, and execution of its acquisition strategy. The Thunder Bridge Board also took note of Repay’s robust pipeline of acquisition opportunities as well as its internal team focused on acquisitions.

•        Financial Terms of the Merger Agreement.    The Thunder Bridge Board took note of the post-Closing ownership structure whereby the existing ownership group of Repay, including Corsair, agreed to: (i) accept a significant portion of their financial consideration for the Business Combination in equity; (ii) defer a significant portion of their financial consideration to an earn-out based on the future market prices of the Company’s common stock; and (iii) a minimum six-month lock-up period with respect to the equity consideration received from the Business Combination. The Thunder Bridge Board also took note of the Sponsor’s original agreement to forfeit 400,000 shares and to deposit 3,900,000 shares (approximately 64% of the Sponsor’s remaining shares after the forfeiture of 400,000 shares) into escrow, subject to forfeiture to the extent certain market price thresholds of the Company’s common stock are not achieved, which pursuant to the Sponsor Letter First Amendment, was increased to 2,335,000 shares forfeited by the Sponsor, with 2,965,000 shares (approximately 72% of the Sponsor’s remaining shares after the forfeiture of 2,335,000 shares) deposited by the Sponsor into escrow, and pursuant to which Sponsor Letter First Amendment, the Sponsor agreed to cancel all of its remaining Private Placement Warrants that are not transferred to the PIPE Investors party to the Lock-up Agreement. The Thunder Bridge Board also took note of SunTrust’s commitment letter with respect to the $170.0 million Term Loan Facility and the $20.0 million Revolving Credit Facility on terms that the Thunder Bridge Board considered to be attractive, as a result of which the Thunder Bridge Board did not anticipate that additional debt financing would be required.

•        Other Terms and Conditions of the Merger Agreement.    The Thunder Bridge Board took note of the willingness and agreement of the five existing board members of Repay, three of the existing board members of Thunder Bridge, as well as Mary Ann Goebel, to serve as members of the Company’s board of directors post-closing. The Thunder Bridge Board also took note of the entire senior management team of Repay agreeing to enter into long-term employment agreements with Repay at closing. The Thunder Bridge Board also took into consideration the willingness and agreement of certain of the above referenced board members and senior management to enter into non-compete agreements with the Company.

•        Pro Forma Ownership.    The Thunder Bridge Board took note of the fact that following completion of the Business Combination (assuming, among other things, that no Thunder Bridge shareholders exercise Redemption Rights with respect to their ordinary shares upon completion of the Business Combination and the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), the Repay Equity Holders are expected to own approximately 26.9% of the Company’s outstanding Class A common stock, the PIPE Investors are expected to own approximately 24.4% of the Company’s outstanding Class A common stock and the current holders of Thunder Bridge ordinary shares are expected to own approximately 48.7% of the Company’s outstanding Class A common stock.

In making its recommendation, the Thunder Bridge Board also considered, among other things, the following potential deterrents to the Business Combination:

•        the risk that some of the current Public Shareholders would exercise their Redemption Rights, thereby depleting the amount of cash available in the Trust Account;

•        the risk that the announcement of the Business Combination and potential diversion of Repay’s management and employee attention may adversely affect Repay’s operations;

•        the risk that certain key employees of Repay might not choose to remain with the Company post-Closing;

•        the risk that the Thunder Bridge Board may not have properly valued Repay’s business;

•        the risks associated with the electronic payment processing industry in general;

•        the risk associated with macroeconomic uncertainty and the effects it could have on Repay’s revenues;

•        the risk of competition in the industry, including the potential for new entrants;

•        the risk that the Business Combination might not be consummated in a timely manner or that the closing of the Business Combination might not occur despite the companies’ efforts, including by reason of a failure to obtain the approval of Thunder Bridge’s shareholders;

•        the risk that Thunder Bridge does not obtain the proceeds of the Debt Financing or the PIPE Financing or otherwise retain sufficient cash in the Trust Account or find replacement cash to meet the requirements of the Merger Agreement;

•        the risk of failure to satisfy the conditions to Closing (to the extent not waived by the parties), including, pursuant to the Second Amendment, the approval of the Warrant Amendment by the Public Warrant Holders;

•        the inability to maintain the listing of the Company’s securities on The Nasdaq Capital Market following the Business Combination;

•        the significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination;

•        the potential conflicts of interest of the Sponsor and Thunder Bridge’s officers and directors in the Business Combination; and

•        the other risks described in the “Risk Factors” section of this proxy statement/prospectus.

The Thunder Bridge Board concluded that these risks could be managed or mitigated by the Company or were unlikely to have a material impact on the Business Combination or the Company, and that, overall, the potentially negative factors or risks associated with the Business Combination were outweighed by the potential benefits of the Business Combination to Thunder Bridge and its shareholders. The Thunder Bridge Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing discussion of the material factors considered by the Thunder Bridge Board is not intended to be exhaustive, but does set forth the principal factors considered by the Thunder Bridge Board.

Certain Historical and Prospective Financial Information Provided to the Thunder Bridge Board

Thunder Bridge and Repay do not as a practice make public projections as to future revenues, earnings or other results. However, Thunder Bridge is including the following summary of certain Repay historical and internal, unaudited prospective financial information from Repay’s management’s projections solely because that information was made available to the Thunder Bridge Board in connection with the evaluation of the Business Combination. Inclusion of summary information regarding the financial forecasts in this proxy statement/prospectus is not intended to influence your decision whether to vote for the Business Combination.

The accompanying unaudited Repay historical and prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation and presentation of prospective financial information, but, in the view of Repay’s management, was prepared on a reasonable basis, reflects the best then-currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance, in each case at the time such information was provided to the Thunder Bridge Board, which may be different from the information currently available at the time of filing this proxy statement/prospectus. As such, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

The accompanying unaudited prospective financial information is the responsibility of Repay’s management. Neither GT, Thunder Bridge’s independent registered public accounting firm and Repay’s current independent registered public accounting firm, nor Warren Averett, LLC, Repay’s prior independent registered public accounting firm, has audited, reviewed, examined, compiled, or applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither of them expresses an opinion or provides any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information for the purpose of this proxy statement/prospectus. The Grant Thornton LLP and Warren Averett, LLC reports included in this proxy statement/prospectus relate solely to the previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.

Furthermore, the accompanying unaudited prospective financial information does not take into account any circumstances or events occurring after January 21, 2019, the date such unaudited prospective financial information was prepared.

The accompanying unaudited Repay historical and prospective financial information includes financial measures that were not calculated in accordance with GAAP, namely Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure. For a further description of Adjusted EBITDA and explanation of Repay’s use thereof, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Repay — Non-GAAP Financial Measures” contained elsewhere in this proxy statement/prospectus. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as measures of operating performance or cash flows or as measures of liquidity. Non-GAAP measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to GAAP results.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” contained elsewhere in this proxy statement/prospectus. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Considering that the Shareholders Meeting will be held several months after the date the accompanying unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, shareholders and warrant holders are cautioned not to rely on the accompanying unaudited prospective financial information. This information constitutes “forward-looking statements” and actual results likely will differ from it and the differences may be material. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Thunder Bridge and Repay have not updated, and do not intend to update or otherwise revise, the accompanying unaudited prospective financial information to reflect circumstances existing since its preparation, including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events. Neither Thunder Bridge, Repay nor any of their respective representatives or advisers makes any representation to any person with regard to the ultimate performance of Thunder Bridge, Repay or the Company.

The following table summarizes the historical results and future projections prepared by the Thunder Bridge Board for purposes of its consideration of the Business Combination:

	Historical			Projections
(dollars in millions)	2016(1)	2017	2018(2)	2019E	2020E
Card Payment Volume	$4,354	$5,248	$7,443	$9,219	$11,000 – $11,200
Total Revenue	$82.3	$94.0	$130.5	$159.2	$188 – $192
Interchange and Network Fees	31.0	36.9	48.0	58.5	—
Processing and Service Fees(3)	$51.3	$57.1	$82.4	$100.7	$118 – $122
Other Costs of Services	22.2	20.7	27.2	29.1	—
Gross Profit(4)	$29.1	$36.3	$55.2	$71.6	$84 – $88
% margin	57%	64%	67%	71%	71% – 72%
Selling, general and administrative expenses(5)	23.6	13.7	27.6	27.7	—
Depreciation and Amortization	3.7	7.5	—	—	—
Interest Expense	2.3	5.7	—	—	—
Net Income	$(0.5)	$9.4	—	—	—
Adjusted EBITDA(6)	$21.6	$25.4	$36.8	$44.0	$52 – $54
% margin	42%	45%	45%	44%	44%

____________

(1)      The financial information of Repay presented for the year ended December 31, 2016 consists of the financial information for the period from January 1, 2016 to August 31, 2016 (predecessor) and from inception (September 1, 2016) to December 31, 2016 (successor) on a combined basis and may be different from the presentation in the audited financial statements of Repay for such predecessor and successor periods included elsewhere in this proxy statement/prospectus.

(2)      The financial information for the year ended December 31, 2018 provided by Repay that was presented to the Thunder Bridge Board as part of its review of the proposed Business Combination was preliminary financial information then available to Repay which had not been audited. As a result, the financial information set forth above for the year ended December 31, 2018 may be different from the information contained in the audited financial statements of Repay for such period presented elsewhere in this proxy statement/prospectus.

(3)      At the time of preparation of the financial information presented above and review of such information by the Thunder Bridge Board, the numbers presented in this line item were referred to as non-GAAP net revenue, defined at the time of such preparation as total revenue less interchange and network fees.

(4)      Gross Profit is defined as total revenue less interchange and network fees less other costs of services, which include commissions to software integration partners and other third party processing costs, such as front and back-end processing costs and sponsor bank fees.

(5)      These expenses primarily consist of compensation increases from headcount growth and in 2016, commission buyouts relating to certain sales employees.

(6)      Adjusted EBITDA is a non-GAAP financial measure. For a definition of, and the reconciliation for, Adjusted EBITDA for the historical periods presented herein (except that information for 2016 is provided for the period from inception (September 1, 2016) to December 31, 2016 (successor) and for the period from January 1, 2016 to August 31, 2016 (predecessor), respectively), see the section entitled “Selected Historical Consolidated Financial and Other Data of Repay.”

Satisfaction of 80% Test

Pursuant to Nasdaq listing rules, the target business or businesses that Thunder Bridge acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the execution of a definitive agreement for Thunder Bridge’s initial business combination (such requirement, the “80% test”). As of the date of the execution of the Merger Agreement, the balance of the funds in the trust account was approximately $254.0 million (excluding $9.69 million of deferred underwriting commissions) and 80% thereof represents approximately $203.2 million. The Board determined that Repay’s enterprise value was $653.3 million, thus satisfying the 80% test.

Although the Thunder Bridge Board did not seek a third party valuation, and did not receive any report, valuation or opinion from any third party in connection with the Business Combination, the Thunder Bridge Board has significant experience in managing and advising payment processing companies, financial technology companies, credit card and debit card issuers and other financial services companies and valuing the securities of such companies. In reaching its conclusion that the implied enterprise value of Repay exceeded the 80% threshold, the Board evaluated the following sources of information: (i) Thunder Bridge’s due diligence of Repay’s business operations, (ii) Repay’s historical financial and other results set forth in “Selected Historical Consolidated Financial and Other Data of Repay” and the historical financial statements of Repay elsewhere in this proxy statement/prospectus, (iii) the future growth outlook of Repay, including the prospective financial information of Repay described under the heading “Certain Historical and Prospective Financial Information Provided to the Thunder Bridge Board,” above, (iv) the trading performance and valuations of publicly traded companies in similar and adjacent sectors, (v) the research and data related to financial technology and payment processing-related sectors in which Repay participates, (vi) the collective experience of the members of the Thunder Bridge Board in Repay’s sectors and in public market transactions and (vii) discussions between the Thunder Bridge Board and its financial advisors regarding the opportunity with Repay.

In particular, the Thunder Bridge Board determined Repay’s enterprise value of $653.3 million based on Repay’s projected Adjusted EBITDA of $44.0 million for the year ending December 31, 2019, and $53.0 million for the year ending December 31, 2020, which represents the midpoint of the projected range of Adjusted EBITDA for the year ending December 31, 2020, and the ratio of enterprise value over such projected Adjusted EBITDA of approximately 14.8x and 12.3x for the years ending December 31, 2019 and 2020, respectively. The Thunder Bridge Board compared these multiples against other publicly traded companies in the payment processing sector, including Worldpay, Inc. (NYSE: WP), i3 Verticals, Inc. (NASDAQ: IIIV), EVO Payments, Inc. (NADAQ: EVOP), Global Payments Inc. (NYSE: GPN) and Total System Services, Inc. (NYSE: TSS). As of the date of the execution of the Merger Agreement, among such comparable companies, the average ratio of enterprise value over projected Adjusted EBITDA was 16.2x and 14.5x for the years ending December 31, 2019 and 2020, respectively. Accordingly, Repay’s enterprise value reflects lower Adjusted EBITDA multiples than the averages for such publicly traded comparable companies, which supports the Thunder Bridge Board’s determination that the Business Combination with Repay presents an attractive business combination opportunity that is in the best interests of Thunder Bridge’s shareholders.

The Thunder Bridge Board also evaluated Repay’s enterprise value of $653.3 million based on Repay’s projected net revenue of $100.7 million for the year ending December 31, 2019, and $120.0 million for the year ending December 31, 2020, which represents the midpoint of the projected range of net revenue for the year ending December 31, 2020, and the ratio of enterprise value over such projected net revenue of approximately 6.5x and 5.4x for the years ending December 31, 2019 and 2020, respectively. Among the comparable public companies analyzed by the Thunder Bridge Board, the average ratio of enterprise value over projected net revenue was 5.6x and 5.2x for the years ending December 31, 2019 and 2020, respectively. Although Repay’s enterprise value reflects higher net revenue multiples than the averages of such publicly traded comparable companies, (i) Repay’s projected Adjusted EBITDA margins were higher than the projected Adjusted EBITDA margins for each such publicly traded comparable company other than Worldpay, Inc., and (ii) Repay’s projected Adjusted EBITDA growth was higher than the average projected Adjusted EBITDA growth of such publicly traded comparable companies.

The Thunder Bridge Board also considered a range of qualitative and quantitative factors such as the potential growth of the payment processing sector, Repay’s competitive position in the payment processing sector, Repay’s profit margins and operating metrics, Repay’s future growth opportunities, potential industry consolidation and other compelling aspects of the Business Combination.

Based on the analyses described above, the Thunder Bridge Board determined that Repay’s enterprise value was $653.3 million and that the Business Combination satisfied the 80% test.

Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders and Warrant Holders

The following discussion sets forth the material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of Thunder Bridge Shares. The following discussion also summarizes (i) the tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of Thunder Bridge Shares that elect to have their Thunder Bridge Shares redeemed for cash if the Business Combination is completed, (ii) the tax consequences of the Warrant Amendment to U.S. Holders and Non-U.S. Holders of Warrants and (iii) the tax consequences for Non-U.S. Holders of owning and disposing of the Company’s common stock after the Domestication. The following discussion is the opinion of Ellenoff Grossman & Schole LLP. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Thunder Bridge Shares or Warrants that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Thunder Bridge Shares or Warrants that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that hold Thunder Bridge Shares or Warrants as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        certain expatriates or former long-term residents of the United States;

•        persons that acquired Thunder Bridge Shares or Warrants pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•        persons that hold Thunder Bridge Shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations;

•        passive foreign investment companies;

•        persons required to accelerate the recognition of any item of gross income with respect to Thunder Bridge Shares as a result of such income being recognized on an applicable financial statement;

•        persons who actually or constructively own 5 percent or more of Thunder Bridge Shares (except as specifically provided below); or the Sponsor or its affiliates.

This discussion does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Thunder Bridge Shares or Warrants. Additionally, this discussion does not address the tax treatment of partnerships or other pass-through entities or persons who hold Thunder Bridge Shares or Warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Thunder Bridge Shares or Warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) on Thunder Bridge Shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Thunder Bridge Shares or in connection with the Warrant Amendment will be in U.S. dollars. Additionally, this discussion does not address the conversion of Warrants (including the Private Placement Warrants) into Thunder Bridge Shares. Holders of Warrants should consult with their own tax advisors regarding the particular tax consequences to them of holding, exercising or disposing of the Warrants.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF THUNDER BRIDGE SHARES OR WARRANTS MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE BENEFICIAL OWNERS OF THUNDER BRIDGE SHARES WHO CHOOSE TO EXERCISE THEIR CONVERSION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE DOMESTICATION TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION AND OWNING AND DISPOSING OF THE COMPANY’S COMMON STOCK AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders of Thunder Bridge Shares

The Domestication should qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, due to the absence of guidance bearing directly on how the provisions of Section 368(a) of the Code apply in the case of a statutory conversion of a corporation with no active business and only investment-type assets such as Thunder Bridge, this result is not entirely free from doubt. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

If the Domestication qualifies as a reorganization within the meaning of Section 368(a), except as otherwise provided below in the section entitled “— PFIC Considerations,” a U.S. Holder of Thunder Bridge Shares would not recognize gain or loss upon the exchange of its Thunder Bridge Shares solely for Company Shares pursuant to the Domestication. A U.S. Holder’s aggregate tax basis in the common stock of the Company received in connection with the Domestication will generally be the same as its aggregate tax basis in the Thunder Bridge Shares surrendered in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules. See the discussion under “PFIC Considerations,” below. In addition, the holding period of the Company Shares received in the Domestication generally should include the holding period of Thunder Bridge Shares surrendered in the Domestication.

If the Domestication should fail to qualify as a reorganization under Section 368(a), a U.S. Holder of Thunder Bridge Shares generally would recognize gain or loss with respect to its Thunder Bridge Shares in an amount equal to the difference, if any, between the fair market value of the corresponding Company Shares received in the Domestication and the U.S. Holder’s adjusted tax basis in its Thunder Bridge Shares surrendered. The U.S. Holder’s basis in the Company Shares would be equal to the fair market value of that stock on the date of the Domestication and such U.S. Holder’s holding period for the Company Shares would begin on the day following the date of the Domestication.

PFIC Considerations

Even if the Domestication qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Domestication may still be a taxable event to U.S. Holders of Thunder Bridge Shares under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below.

Effect of PFIC Rules on the Domestication

Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a Non-Electing Shareholder with respect to its exchange of Thunder Bridge Shares for Company Shares in the Domestication if Thunder Bridge were classified as a PFIC at any time during such U.S. Holder’s holding period in the Thunder Bridge Shares. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed below under “Definition and General Taxation of a PFIC.” The proposed Treasury Regulations under Section 1291(f) should not apply to an Electing Shareholder with respect to its Thunder Bridge Shares for which a timely QEF election, QEF election with a purging election, or MTM election is made, as each such election is described below.

Definition and General Taxation of a PFIC

A non-U.S. corporation will be a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, is passive income (the “gross income test”) or (b) at least fifty percent (50%) of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income (the “asset test”). Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

Pursuant to a “start-up exception”, a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. As a result of the Domestication, Thunder Bridge will not be eligible for the “start-up exception.” Therefore, Thunder Bridge has likely been a PFIC since its inception.

If Thunder Bridge is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Thunder Bridge Shares or Warrants and, solely with respect to the Thunder Bridge Shares (but not the Warrants), the U.S. Holder did not make either (a) a timely “qualified election fund” (QEF) election for Thunder Bridge’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Thunder Bridge Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (MTM) election, all of which are discussed further below, such U.S. Holder generally will be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Thunder Bridge Shares or Warrants and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Thunder Bridge Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Thunder Bridge Shares.

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Thunder Bridge Shares or Warrants. The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Thunder Bridge’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if Thunder Bridge is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Thunder Bridge Shares (but not its Warrants) by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of Thunder Bridge Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Thunder Bridge as a QEF, under Section 1295 of the Code, for Thunder Bridge’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Thunder Bridge Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as discussed below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder of a PFIC that is not an Electing Shareholder is hereinafter referred to as a “Non-Electing Shareholder.” A QEF election may not be made with respect to the Warrants.

A U.S. Holder’s ability to make a QEF election with respect to its Thunder Bridge Shares is contingent upon, among other things, the provision by Thunder Bridge of certain information that would enable the U.S. Holder to make and maintain a QEF election. Thunder Bridge will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that Thunder Bridge will timely provide such information that is required to make and maintain the QEF election.

As indicated above, if a U.S. Holder of Thunder Bridge Shares has not made a timely and effective QEF election with respect to Thunder Bridge’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Thunder Bridge Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Thunder Bridge Shares for their fair market value on the “qualification date.” The qualification date is the first day of Thunder

Bridge’s tax year in which Thunder Bridge qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Thunder Bridge Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Thunder Bridge Shares by the amount of the gain recognized and will also have a new holding period in the Thunder Bridge Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Thunder Bridge Shares and for which Thunder Bridge is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Thunder Bridge Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Thunder Bridge Shares at the end of its taxable year over the adjusted basis in its Thunder Bridge Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Thunder Bridge Shares over the fair market value of its Thunder Bridge Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Thunder Bridge Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Thunder Bridge Shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. An MTM election may not be made with respect to the Warrants. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Thunder Bridge Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Thunder Bridge Shares or Warrants should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders of Thunder Bridge Shares

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a) of the Code. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Thunder Bridge Shares on the date of the Domestication.

A.      U.S. Holders Whose Thunder Bridge Shares Have a Fair Market Value of $50,000 or More and Who Own More Than 10 Percent of the Voting Power of Thunder Bridge

A U.S. Holder who, on the date of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Thunder Bridge Shares entitled to vote (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the Thunder Bridge Shares it directly owns. A U.S. Holder’s ownership of Warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power of all classes of stock. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of Thunder Bridge Shares entitled to vote and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Thunder Bridge Shares is the net positive earnings and profits of Thunder Bridge attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares.

Thunder Bridge does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If Thunder Bridge’s cumulative net earnings and profits through the date of the Domestication are less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its Thunder Bridge Shares. However, the determination of earnings and profits is a complex determination and may be impacted by numerous factors. It is possible that the amount of Thunder Bridge’s cumulative net earnings and profits could be greater than expected through the date of the Domestication in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulation Section 1.367(b)-2 as a result of the Domestication.

B.      U.S. Holders Whose Thunder Bridge Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10 Percent of the Voting Power of Thunder Bridge

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) Thunder Bridge Shares with a fair market value of $50,000 or more but owns less than 10% of the total combined voting power of all classes of Thunder Bridge Shares entitled to vote will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to Company Shares received in the Domestication in an amount equal to the excess of the fair market value of the Company Shares received over the U.S. Holder’s adjusted tax basis in the Thunder Bridge Shares deemed surrendered in in the Domestication.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Thunder Bridge Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange;

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from Thunder Bridge establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Thunder Bridge Shares, and (B) a representation that the U.S. Holder has notified Thunder Bridge (or the Company) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to Thunder Bridge or the Company no later than the date such tax return is filed. In connection with this election, Thunder Bridge may in its discretion provide each U.S. Holder eligible to make such an election with information regarding Thunder Bridge’s earnings and profits upon request.

Thunder Bridge does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication. If that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) of the Code provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that Thunder Bridge has cumulative earnings and profits through the date of the Domestication that are greater than zero, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Thunder Bridge shares, and thus could be required to include that amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C.     U.S. Holders that Own Thunder Bridge Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively) Thunder Bridge Shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally should not be required to include any part of the “all earnings and profits amount” in income.

All U.S. Holders of Thunder Bridge Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Tax Consequences to U.S. Holders That Elect to Have Their Thunder Bridge Shares Converted for Cash

This section is addressed to U.S. Holders of Thunder Bridge Shares that elect to have their Thunder Bridge Shares converted for cash as described in the section entitled “Shareholders Meeting and Warrant Holders Meeting — Redemption Rights” and is subject in its entirety to the discussion of the “passive foreign investment company” or “PFIC” rules as discussed above under the section entitled “— Tax Consequences of the Domestication to U.S. Holders of Thunder Bridge Shares — U.S. Holders — PFIC Considerations.” For purposes of this discussion, a “Converting U.S. Holder” is a U.S. Holder that so converts its Thunder Bridge Shares into cash.

Except as discussed in the following paragraph and as discussed in the PFIC rules above, a Converting U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received on the conversion and such shareholder’s adjusted basis in the Thunder Bridge Shares exchanged if the conversion completely terminates the Converting U.S. Holder’s interest in Thunder Bridge (taking into account certain constructive ownership rules). A U.S. Holder’s adjusted tax basis in its Thunder Bridge Shares will generally be equal to the cost of such Thunder Bridge Shares. A U.S. Holder who purchased Thunder Bridge Shares in the IPO generally will have a tax basis in the Thunder Bridge Shares that were part of the units equal to the portion of the purchase price of such units allocated to the Thunder Bridge Shares (such allocation based on the relative fair market value of the Thunder Bridge Shares and the Warrants at the time). This gain or loss will be long-term capital gain or loss if the holding period of such stock is more than one year at the time of the exchange. It is possible that because of the conversion rights associated with the Thunder Bridge Shares, the holding period of such shares may not be considered to begin until the date of such conversion (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of Thunder Bridge Shares (generally, shares of Thunder Bridge purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon conversion that does not completely terminate the Converting U.S. Holder’s interest will still give rise to capital gain or loss, if the conversion is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the conversion is substantially disproportionate or not essentially equivalent to a dividend with respect to a Converting U.S. Holder, that Converting U.S. Holder is deemed to own not only shares actually owned, but also, in some cases, shares such holder may acquire pursuant to options (including shares that may be acquired pursuant to the Warrants) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the conversion will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership of the outstanding voting shares (including all classes that carry voting rights) of Thunder Bridge is reduced immediately after the conversion to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the conversion; (ii) the Converting U.S. Holder’s percentage ownership of the outstanding Thunder Bridge Shares (both voting and nonvoting) immediately after the conversion is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the conversion; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the conversion, less than 50% of the total combined voting power of all classes of shares of Thunder Bridge entitled to vote. Whether the conversion will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. At a minimum, however, the conversion must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of Thunder Bridge. If the shareholder’s relative interest in the corporation is minimal and the shareholder does not have meaningful control over the corporation, and taking into account the effect of Redemptions by other shareholder’s, its percentage ownership (including constructive ownership) is reduced as a result of the Redemption, such U.S. Holder should generally be regarded as having a meaningful reduction in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any Redemption of its Thunder Bridge Shares.

If none of the tests described above applies and subject to the PFIC rules discussed above, the consideration paid to the Converting U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of Thunder Bridge’s current or accumulated earnings and profits. Any distribution in excess of earnings and profits will reduce the Converting U.S. Holder’s basis in the Thunder Bridge Shares (but not below zero) and any remaining excess will be treated as gain realized on the sale or other disposition of the Thunder Bridge Shares. U.S. Holders of Thunder Bridge Shares considering exercising their conversion rights should consult their own tax advisors as to whether the conversion will be treated as a sale or as a distribution under the Code.

Tax Consequences of the Warrant Amendment to U.S. Holders of Warrants

The Warrant Amendment will reduce the number of Thunder Bridge Shares issuable upon exercise of the Warrants by three-fourths, and each holder of Warrants will receive, for each such Warrant (in exchange for the reduction of shares for which such Warrants are exercisable), the Warrant Cash Payment. While there are no legal authorities which are directly on point, the Warrant Amendment should be treated as if each holder of Warrants sold three-fourths of its Warrants. Accordingly, a U.S. Holder of Warrants should recognize capital gain or loss with respect to the Warrant Amendment, and the amount of such capital gain or loss should be equal to the difference between the amount of cash received and three-fourths of the U.S. Holder’s adjusted tax basis in the Warrants. However, since Thunder Bridge has likely been a PFIC since its inception, the tax on any gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a further discussion of the PFIC rules, see the section entitled “— PFIC Considerations”. For purposes of determining the adjusted tax basis in the Warrants, a Warrant holder that purchased Thunder Bridge units would have been required to allocate the cost between the Thunder Bridge Shares and the Warrants comprising the units based on their relative fair market values at the time of the purchase.

Non-U.S. Holders

Tax Consequences for Non-U.S. Holders of Owning and Disposing of the Company’s Common Stock

Distributions on Company Shares

Distributions of cash or property to a Non-U.S. Holder in respect of Company Shares received in the Domestication will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the Company’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in the Company Shares. Any remaining excess will be treated as capital gain and will be treated as described below under “— Gain on Disposition of Company Shares.”

Dividends paid to a Non-U.S. Holder of Company Shares generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of Company Shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the Company Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of Company Shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim or refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Company Shares

Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. Holder on the taxable disposition of Company Shares generally will not be subject to U.S. federal income tax unless:

•        the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

•        the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•        the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where Company Shares are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such Shares, as applicable, at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the Shares disposed of. There can be no assurance that Company Shares will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

The Company does not believe it is and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Tax Consequences to Non-U.S. Holders That Elect to Have Their Thunder Bridge Shares Converted for Cash

This section is addressed to Non-U.S. Holders of Thunder Bridge Shares that elect to have their Thunder Bridge Shares converted for cash as described in the section entitled “Shareholders Meeting and Warrant Holders Meeting — Redemption Rights.” For purposes of this discussion, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that so converts its Thunder Bridge Shares.

Except as otherwise discussed in this section, a Converting Non-U.S. Holder who elects to have its Thunder Bridge Shares converted for cash will generally be treated in the same manner as a Converting U.S. Holder for U.S. federal income tax purposes. See the discussion above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Thunder Bridge Shares Converted for Cash.”

A Converting Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:

•        such Converting Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the Redemption takes place and certain other conditions are met; or

•        such Converting Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Converting Non-U.S. Holder will generally be subject to the same treatment as a Converting U.S. Holder with respect to the exchange, and a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

With respect to any Redemption of Thunder Bridge Shares for cash that is treated as a distribution rather than a sale, any amount treated as dividend income to a Converting Non-U.S. Holder will generally be subject to U.S. withholding tax at a rate of 30%, unless the Converting Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable income tax treaty. However, dividends received by a Converting Non-U.S. Holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a United States permanent establishment of the Converting Non-U.S. Holder), will be taxed as discussed above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Thunder Bridge Shares Converted for Cash.” In addition, dividends received by a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes that are effectively connected with the holder’s conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Converting Non-U.S. Holders of Thunder Bridge Shares considering exercising their Redemption Rights should consult their own tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.

Tax Consequences of the Warrant Amendment to Non-U.S. Holders of Warrants

Except as otherwise discussed in this section, a Non-U.S. Holder of Warrants will generally be treated in the same manner as a U.S. Holder of Warrants for U.S. federal income tax purposes. See the discussion above under “— U.S. Holders — Tax Consequences of the Warrant Amendment to U.S. Holders of Warrants.”

A Non-U.S. Holder of Warrants will not be subject to U.S. federal income tax on any gain recognized as a result of the Warrant Amendment unless:

•        such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the Warrant Amendment takes place and certain other conditions are met; or

•        such Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the Warrant Amendment is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Non-U.S. Holder will generally be subject to the same treatment as a U.S. Holder with respect to the Warrant Amendment, and a Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding

The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Company Shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Company’s Shares) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Company Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Company Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Company’s Shares.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a business combination under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 805, Business Combinations, or ASC 805. Under ASC 805, Thunder Bridge has been determined to be the accounting acquirer. Under ASC 805, the acquiring entity (Thunder Bridge) in a business combination recognizes 100 percent of the acquired assets and assumed liabilities, regardless of the percentage owned, at their estimated fair values as the date of acquisition. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized. Assets acquired and liabilities assumed from contingencies must also be recognized at fair value, if the fair value can be determined during the measurement period. Results of operations of an acquired business are included in the statement of income (loss) from the date of acquisition. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred.

Regulatory Matters

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional federal or state regulatory requirement or approval, (i) except for filings with the Cayman Islands and Delaware necessary to effectuate the Domestication, (ii) the Business Combination and filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act and (iii) filings required under the HSR Act.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved as an ordinary resolution that Thunder Bridge’s entry into the Second Amended and Restated Agreement and Plan of Merger dated effective as of January 21, 2019 (as amended or supplemented from time to time, the “Merger Agreement”) by and among Thunder Bridge, Merger Sub, Repay and, solely in its capacity as the Repay Securityholder Representative thereunder, CC Payment Holdings, L.L.C., the consummation of the transactions contemplated by the Merger Agreement, including the issuance of the merger consideration thereunder, and the performance by Thunder Bridge of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”

Required Vote with Respect to the Business Combination Proposal

The approval of the Business Combination Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Shares that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Articles Amendment Proposal or the Nasdaq Proposal fails to receive the required shareholder approval, or if the Warrant Amendment Proposal fails to receive the required Public Warrant Holder approval, the Business Combination will not be completed.

The Sponsor, directors and officers have agreed to vote any ordinary shares owned by them in favor of the Business Combination pursuant to the Insider Letter Agreement. As of the record date, such shareholders beneficially owned 6,450,000 ordinary shares, excluding shares issuable upon the exercise of warrants. As of the date hereof, the Sponsor and Thunder Bridge’s directors and officers have not purchased any additional ordinary shares.

Recommendation of Thunder Bridge’s Board with Respect to the Business Combination Proposal

THE THUNDER BRIDGE BOARD UNANIMOUSLY RECOMMENDS THAT THE THUNDER BRIDGE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

SHAREHOLDER PROPOSAL 3: THE 2019 EQUITY INCENTIVE PLAN PROPOSAL

The holders of Thunder Bridge Shares are being asked to approve the Repay Holdings Corporation 2019 Omnibus Incentive Plan, referred to as the 2019 Equity Incentive Plan. The Thunder Bridge Board intends to adopt the 2019 Equity Incentive Plan, subject to approval from the holders of Thunder Bridge Shares. If approved, the 2019 Equity Incentive Plan will become effective upon the Closing and will be used by the Company following the Closing. Where the interests of Repay (before the Closing) and the interests of the Company (following the Closing) are the same with respect to the 2019 Equity Incentive Plan, the term “Company” will be used.

The Thunder Bridge Board believes that the Company must offer a competitive equity incentive program if it is to successfully attract and retain the best possible candidates for positions of substantial responsibility within the Company. The Thunder Bridge Board expects that the 2019 Equity Incentive Plan will be an important factor in attracting, retaining and rewarding high caliber employees who are essential to the Company’s success and in providing incentive to these individuals to promote the success of the Company.

Summary of the 2019 Equity Incentive Plan

The following summary is not a complete statement of the 2019 Equity Incentive Plan and is qualified in its entirety by reference to the complete text of the 2019 Equity Incentive Plan, a copy of which is attached hereto as Annex C.

General.    The purposes of the 2019 Equity Incentive Plan are to recognize contributions made to the Company and its affiliates by its employees, directors, consultants and advisors, to provide such persons with additional incentive to devote themselves to the future success of the Company and to improve the ability of the Company to attract, retain and motivate individuals upon whom the Company’s sustained growth and financial success depend. These incentives are provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights. Any of these awards may, but need not, be made as performance incentives.

Authorized Shares.    A total number of shares of Class A common stock equal to 10% of the sum of (i) the number of issued and outstanding shares of Class A common stock immediately after the Closing, (ii) the number of issued and outstanding Post-Merger Repay Units immediately after the Closing, excluding those held by the Company, (iii) the maximum number of Earn-Out Units and (iv) the number of shares reserved under the 2019 Equity Incentive Plan will be authorized and reserved for issuance under the 2019 Equity Incentive Plan, which using the assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” would be 7,309,961 shares of Class A common stock.

If shares covered by an award are not purchased or are forfeited or expire, or otherwise terminate without delivery of any shares subject thereto, then such shares will, to the extent of any such forfeiture, termination, cash-settlement or expiration, be available for future grant under the 2019 Equity Incentive Plan. If any options or stock appreciation rights terminate or expire without being fully exercised or are canceled, forfeited or cash-settled, the shares for which the option or stock appreciation right was not exercised may granted again under the 2019 Equity Incentive Plan; provided that to the extent any shares subject to an option or stock-settled stock appreciation right are withheld for payment of the purchase or exercise price or for payment of taxes, such withheld shares will be treated as granted and will not again be available for future grants. If any full-value award is canceled, forfeited or cash-settled, the shares for which such award was canceled, forfeited or cash-settled may be granted again under the 2019 Equity Incentive Plan; provided that to the extent shares subject to a full-value award are not actually issued at the time of exercise or settlement, including shares withheld for taxes, such withheld shares will not again be available for future grants.

Adjustments to Shares Subject to the 2019 Equity Incentive Plan.    In the event of a stock dividend, extraordinary cash dividend, stock split, recapitalization or other change in the number or class of issued or outstanding securities resulting from a subdivision or consolidation of the Company’s common stock and/or other outstanding equity securities or a recapitalization or other capital adjustment affecting the Company’s common stock, the administrator (as defined below) has the authority to make appropriate adjustments to the aggregate number of shares and class of shares as to which awards may be granted, the limitations as to grants to non-employee directors, the number of shares covered by each outstanding award and the option price for each related outstanding option and stock appreciation right.

Administration.    The compensation committee of the Company Board will administer the 2019 Equity Incentive Plan (referred to as the “administrator”); provided that such committee consist of at least two members of the Company Board, each of whom qualifies as a non-employee director under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as an independent director under the rules of the stock exchange for so long as the Company is a publicly traded corporation. The Company Board may establish one or more committees to administer the 2019 Equity Incentive Plan with respect to separate classes of grantees (other than officers subject to Section 16 of the Exchange Act) and the Company Board will act as the administrator with respect to awards made to non-employee directors. Subject to the provisions of the 2019 Equity Incentive Plan, the administrator has the power to administer the 2019 Equity Incentive Plan, including but not limited to, the authority to (i) direct the Company to grant awards pursuant to the 2019 Equity Incentive Plan, (ii) determine the grantees to whom and the times at which awards will be granted, (iii) determine the price at which options are granted, (iv) determine the type of option to be awarded and the number of shares subject to such option, (v) determine the number of shares granted pursuant to each award and (vi) approve the form and terms and conditions of the award documents and of each award. The administrator’s interpretation and construction of any provisions of the 2019 Equity Incentive Plan or any award are final, binding and conclusive.

Eligibility.    Awards may be granted to employees, directors, consultants and advisors of the Company and any parent or subsidiary corporation of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company.

Stock Options.    Stock options in the form of nonstatutory stock options or incentive stock options may be granted under the 2019 Equity Incentive Plan. The administrator determines the number of shares subject to each option. The administrator determines the exercise price of options granted under the 2019 Equity Incentive Plan; provided that the exercise price must at least be equal to the fair market value of the Company’s common stock on the date of grant. The term of a stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of the Company’s outstanding stock, the term of an incentive stock option must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The grantee may pay the exercise price of an option (i) in cash, (ii) by certified check or (iii) by such method as the administrator approves, including payment through a broker. After the termination of service of a grantee other than due to death or disability, his or her option will remain exercisable for 90 days except as otherwise provided in the award agreement. After the termination of service of a grantee due to death or disability, the option will remain exercisable for 12 months unless otherwise provided in the award agreement. Upon a termination for cause, all options cease to be exercisable immediately on the date of termination and the grantee automatically forfeits all shares for which the Company has not yet delivered the share certificates. An option may not be exercised later than the expiration of its term. Subject to the provisions of the 2019 Equity Incentive Plan, the administrator determines the other terms of options.

Stock Appreciation Rights.    Stock appreciation rights may be granted under the 2019 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the Company’s common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. Unless otherwise provided in an award agreement, in the event that a grantee’s services terminate for any reason other than due to death or disability, any stock appreciation right is forfeited and reacquired by the Company. In the event of a termination due to death or disability, all remaining restrictions with respect to stock appreciation rights immediately lapse unless otherwise provided in an award agreement. The grant price for a stock appreciation right may not be less than 100% of the fair market value per share on the date of grant. Subject to the provisions of the 2019 Equity Incentive Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable.

Restricted Stock Awards.    Restricted stock may be granted under the 2019 Equity Incentive Plan. Restricted stock awards are grants of shares of the Company’s common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, consultant or advisor and, subject to the provisions of the 2019 Equity Incentive Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to the Company); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting rights with respect to such shares upon grant unless the administrator provides otherwise. Recipients of restricted stock awards are not entitled to receive any dividends with respect to such shares until the shares become vested. The administrator may provide that any dividends paid on restricted stock awards must be reinvested in shares of common stock, which is subject to the same vesting conditions applicable to the restricted stock awards. Unless otherwise provided in an award agreement, upon a termination of service for any reason other than due to death or disability any unvested restricted stock awards are forfeited and upon a termination due to death or disability all restrictions with respect to any restricted stock awards immediately lapse.

Restricted Stock Units.    Restricted stock units may be granted under the 2019 Equity Incentive Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of the Company’s common stock. Subject to the provisions of the 2019 Equity Incentive Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to the Company) and the form and timing of payment. Holders of restricted stock units do not have any rights as stockholders but the administrator may provide in an award agreement that such holders are entitled to receive cash payments equal to the per-share dividend paid on common stock which will be distributed upon vesting of the restricted stock unit. Restricted stock units are subject the same treatment upon terminations of service as restricted stock awards.

Dividend Equivalent Rights.    Dividend equivalent rights may be granted under the 2019 Equity Incentive Plan. Dividend equivalent rights are entitlements to receive credits based on cash distributions that would have been paid on the shares of common stock subject to an equity-based award granted to an individual as though such shares had been issued to and held by the grantee. Dividend equivalent rights may not be granted in connection with stock options or stock appreciation rights. Subject to the terms of the 2019 Equity Incentive Plan, the administrator determines the terms and conditions of dividend equivalent rights. Except as otherwise provided in an award agreement, all dividend equivalent rights automatically terminate on the grantee’s termination of service for any reason.

Transferability of Awards.    The 2019 Equity Incentive Plan allows for the transfer of awards (other than incentive stock options) for no consideration to the grantee’s immediate family or any trust or partnership in which all of the beneficiaries or partners or members, as applicable, are such grantee or his or her immediate family.

Grants to Non-Employee Directors.    Grants made to non-employee directors may be in any form other than incentive stock options. The fair value of any awards granted to a non-employee director, including cash compensation in respect of such director’s service, may not exceed $300,000 in any one calendar year.

Parachute Limitations.    To the extent that a grantee is a “disqualified individual” under Section 280G(c) of the Internal Revenue Code of 1986 (the “Code”), any award held by such grantee and any right to receive any payment or other benefit under the 2019 Equity Incentive Plan will not become exercisable or vested to the extent such exercise or vesting would cause any payment or benefit to such grantee to be subject to excise tax under Section 4999 of the Code; provided that such limitations are only applicable to the extent that the imposition of such limitation is beneficial to the grantee on a net after tax basis.

Change in Control.    The 2019 Equity Incentive Plan provides that in the event of a change of control, as defined under the 2019 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including accelerating the expiration or termination date or the date of exercisability of an award, settling any award by means of a cash payment, or removing any restrictions from or imposing any additional restrictions on any outstanding awards.

Amendment; Termination.    The Company Board has the authority to amend the 2019 Equity Incentive Plan from time to time; provided that stockholder consent is require to: (i) increase the maximum number of shares as to which awards may be granted, except for adjustments in connection with certain events specified in the 2019 Equity Incentive Plan, (ii) materially expand the eligible participants or (iii) adopt any amendment constituting a change requiring stockholder approval under applicable laws or applicable listing requirements. Additionally, no amendment may materially adversely affect any outstanding award without consent of the impacted grantee. The 2019 Equity Incentive Plan automatically will terminate in 2029.

Summary of U.S. Federal Income Tax Consequences of the 2019 Equity Incentive Plan

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the 2019 Equity Incentive Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options.    An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option normally will recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a “disqualifying disposition”), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment in computing the optionee’s alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. General rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options.    Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special U.S. tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant.

Stock Appreciation Rights.    In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares of Company common stock received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards.    A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards.    There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A.    Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events.

If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states have enacted laws similar to Section 409A which impose additional taxes, interest and penalties on non-qualified deferred compensation arrangements. The Company will also have withholding and reporting requirements with respect to such amounts.

Tax Effect for the Company.    The Company generally will be entitled to a tax deduction in connection with an award under the 2019 Equity Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). General rules limit the deductibility of compensation paid to the Company’s chief executive officer and other “covered employees” as determined under Section 162(m) and applicable guidance.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE 2019 EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Number of Awards Granted to Employees, Consultants, and Directors

As of the date hereof, no awards have been granted under the 2019 Equity Incentive Plan. It is currently expected that 2,047,851 shares of restricted Class A common stock will be issued to Company executives shortly after the Closing, which number of restricted shares issued represents approximately 28% of the total number of shares currently expected to be authorized for issuance under the 2019 Equity Incentive Plan using the assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, with the Company’s chief executive officer, president and chief financial officer being allocated a total of approximately 19% of the shares currently expected to be authorized for issuance under the 2019 Equity Incentive Plan using the same assumptions. See “Executive Compensation of Repay — Key Compensation Actions in 2019 — Equity Grants”.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved as an ordinary resolution that the 2019 Equity Incentive Plan be approved and adopted in all respects.”

Required Vote With Respect to the 2019 Equity Incentive Plan Proposal

The approval of the 2019 Equity Incentive Plan will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Shares that are present and vote on such proposal at the Shareholders Meeting. If the Business Combination is not approved, the 2019 Equity Incentive Plan Proposal will not be presented at the Shareholders Meeting. The 2019 Equity Incentive Plan will only become effective if the Business Combination is completed.

Recommendation of the Thunder Bridge Board with Respect to the 2019 Equity Incentive Plan Proposal

THE THUNDER BRIDGE BOARD UNANIMOUSLY RECOMMENDS THAT THE THUNDER BRIDGE SHAREHOLDERS VOTE “FOR” THE 2019 EQUITY INCENTIVE PLAN PROPOSAL.

SHAREHOLDER PROPOSAL 4: THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Pursuant to the Merger Agreement, Thunder Bridge has agreed to take all necessary action, including causing the directors of Thunder Bridge to resign, so that effective at the Closing, the entire board of directors of the Company will consist of nine individuals, a majority of whom will be independent directors in accordance with the requirements of Nasdaq. The directors will be classified into three classes, with each director holding office for a three-year term or until the next annual meeting of stockholders at which such director’s class is up for election and where his or her successor is elected and qualified.

Thunder Bridge is proposing the election by shareholders of the following nine individuals, who will take office immediately following the Closing and who will constitute all the members of the Company Board: (i) Richard E. Thornburgh, Paul R. Garcia and Shaler Alias as Class I directors, (ii) Jeremy Schein, Robert H. Hartheimer and Maryann Goebel as Class II directors, and (iii) William Jacobs, John Morris and Peter Kight as Class III directors.

If elected, the Class I directors will serve until the first annual meeting of stockholders of the Company to be held following the date of Closing; the Class II directors will serve until the second annual meeting of stockholders of the Company following the date of Closing; and the Class III directors will serve until the third annual meeting of stockholders of the Company to be held following the date of Closing. In addition, it is anticipated that Mr. Kight will be designated as Chairman of the Company Board. Pursuant to the Merger Agreement, the 2020 annual meeting of stockholders may not be held prior to the first anniversary of the closing of the Business Combination. Each of Messrs. Hartheimer, Jacobs, Thornburgh, Kight, Morris, Schein and Garcia and Ms. Goebel are expected to qualify as an independent director under Nasdaq listing standards.

There are no family relationships among any of the Company’s directors and executive officers.

Subject to other provisions in the Certificate of Incorporation, the number of directors that constitutes the entire board of directors of the Company will be fixed solely by resolution of its board of directors, but will not exceed 15. Each director of the Company will hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death, disqualification or removal.

Under the Certificate of Incorporation, and subject to the rights of holders of preferred stock with respect to the election of directors, the directors of the Company will be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The Company Board may assign members of the board of directors already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors of Company will expire at the first regularly-scheduled annual meeting of its stockholders, the term of office of the initial Class II directors of Company will expire at the second annual meeting of its stockholders, and the term of office of the initial Class III directors of Company will expire at the third annual meeting of its stockholders. At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders, each of the successors elected to replace the directors of a class of director whose term will have expired at such annual meeting will be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor will have been duly elected and qualified.

If the number of directors is hereafter changed, any increase or decrease in directorships will be so apportioned among the classes by the Company Board as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director.

Subject to the rights of holders of any series of preferred stock with respect to the election of directors for so long as the board of the Company is classified, any director may be removed from office by the stockholders of the Company only for cause. Vacancies occurring on the Company Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the board of directors of Company, although less than a quorum, or by a sole remaining director, and not by stockholders of Company. A person so elected by the Company Board to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director will have been chosen and until his or her successor will be duly elected and qualified.

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Shareholders Meeting. The appointments of directors resulting from the election will only become effective if the Business Combination is completed.

The Thunder Bridge Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the Record Date and is based in part on information furnished by the nominees and in part from the Company’s and Repay’s records.

Information about Officers, Directors and Nominees

At the effective time of the Business Combination, in accordance with the terms of the Merger Agreement and assuming the election of the nominees set forth in this section, the board of directors and officers of the Company will be as follows:

Name	Age	Position
John Morris	50	Chief Executive Officer, Director
Shaler Alias	39	President, Director
Richard E. Thornburgh	66	Director
William Jacobs	77	Director
Paul R. Garcia	66	Director
Robert H. Hartheimer	61	Director
Maryann Goebel	67	Director
Peter J. Kight	62	Director
Jeremy Schein	39	Director
Timothy J. Murphy	37	Chief Financial Officer
Jason Kirk	40	Chief Technology Officer
Susan Perlmutter	55	Chief Resource Officer
Michael F. Jackson	55	Chief Operating Officer

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

The biographies of Messrs. Kight and Hartheimer are set forth below in the section entitled “Directors, Officers, Executive Compensation and Corporate Governance of Thunder Bridge Prior to the Business Combination — Management and Board of Directors of Thunder Bridge.” The biographies of Messrs. Morris, Alias, Schein, Murphy, Thornburgh, Jason Kirk, Jacobs, Jackson, and Ms. Perlmutter are set forth below in the section entitled “Management of Repay.” The biographies for Mr. Garcia and Ms. Goebel can be found immediately below.

Paul R. Garcia served as Chairman and CEO of Global Payments Inc. (NYSE:GPN), a leading provider of credit card processing, check authorization and other electronic payment processing services, from June 1999 to May 2014. Mr. Garcia has served as a director of SunTrust Banks, Inc. (NYSE:STI) since August 2014 and also serves as a director of Payment Alliance International and the Commerce Club of Atlanta. He previously served on the board of directors of The Dun & Bradstreet Corporation, West Corporation, Global Payments Inc. and Mastercard International. Mr. Garcia received his B.A. degree from Ithaca College. We believe that Mr. Garcia is well-qualified to serve on the Company Board due to his extensive experience in the payment services industry.

Maryann Goebel has been an IT management consultant, providing assessments and recommendations regarding IT management and coaching to chief information officers, since July 2012. Ms. Goebel has served as a director of Seacoast Banking Corporation of Florida (“Seacoast”) (NASDAQ:SBCF) since February 2014. She is also a member of Seacoast’s audit committee and enterprise risk management committee and chairs its compensation and governance committee. From June 2009 to July 2012, Ms. Goebel served as executive vice president and chief information officer of Fiserv, Inc. (“Fiserv”) (NASDAQ: FISV), where she was responsible for all internal Fiserv IT systems, as well as IT infrastructure, operations, engineering and middleware services. Ms. Goebel received her B.S. degree in mathematics from Worcester Polytechnic Institute, and currently serves on its Arts and Sciences Advisory Board. We believe that Ms. Goebel is well-qualified to serve on the Company Board due to her extensive experience in the information technology industry.

Committee Appointments

There will be three standing committees of the board of directors of the Company: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. It is expected that the following appointments will be made:

Audit Committee: Messrs. Garcia and Hartheimer and Ms. Goebel;

Compensation Committee: Messrs. Schein, Garcia and Jacobs; and

Nominating and Corporate Governance Committee: Messrs. Thornburgh, Kight and Jacobs.

All the nominees are “independent” under the revised listing standards of Nasdaq. Mr. Hartheimer is also a “financial expert” under the listing requirements of Nasdaq.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved as an ordinary resolution that John Morris, Shaler Alias, Richard E. Thornburgh, William Jacobs, Paul R. Garcia, Robert H. Hartheimer, Maryann Goebel, Peter J. Kight and Jeremy Schein be appointed as directors of the Company.”

Required Vote With Respect to the Director Election Proposal

The election of directors pursuant to the Director Election Proposal will require an ordinary resolution of the holders of the Thunder Bridge Class B ordinary shares as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Class B ordinary shares that are present and vote at the Shareholders Meeting.

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Shareholders Meeting. The Director Election Proposal will only become effective if the Business Combination is completed. Approval of the Director Election Proposal is a condition to Closing under the Merger Agreement. If the Director Election Proposal is not approved, Repay is not required to close the Merger.

Recommendation of the Thunder Bridge Board with Respect to the Director Election Proposal

THE THUNDER BRIDGE BOARD UNANIMOUSLY RECOMMENDS THAT THE
THUNDER BRIDGE SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES IN
THE DIRECTOR ELECTION PROPOSAL.

SHAREHOLDER PROPOSAL 5: THE ARTICLES AMENDMENT PROPOSAL

Summary of the Proposal

General

The Thunder Bridge Board has approved an amendment to the Memorandum and Articles of Association of Thunder Bridge to replace Articles 49.2(b) and 49.3 thereof (the “Articles Amendment”). Article 49.2(b) currently prohibits Thunder Bridge from effecting Redemptions in connection with a business combination to the point where Thunder Bridge would have net tangible assets of less than $5,000,001. Article 49.3 currently prohibits Thunder Bridge from completing a business combination if, upon the closing of such business combination, Thunder Bridge would have net tangible assets of less than $5,000,001.

The Articles Amendment will modify both Articles 49.2(b) and 49.3 so that the net tangible assets referred to in such Articles refer to the net tangible assets of Thunder Bridge immediately prior to the completion of a business combination (without regard to any assets or liabilities of the target business of the business combination, regardless of whether Thunder Bridge succeeds to such assets and liabilities of the target business pursuant to the business combination). If approved by the Thunder Bridge shareholders, the Articles Amendment will become effective immediately upon such approval. This summary of the Articles Amendment is qualified in its entirety by reference to the full text of the resolutions to amend the Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex F.

Reasons for the Articles Amendment

The Thunder Bridge Board believes that it would be in the best interests of Thunder Bridge, prior to the completion of the Business Combination, to effect the Articles Amendment. The primary reason for the Articles Amendment is to grant Thunder Bridge (and the Company) greater flexibility to structure the Business Combination and ensure that it can be completed. The current Articles 49.2(b) and 49.3 are in the Memorandum and Articles Association to ensure that Thunder Bridge does not become subject to the SEC’s “penny stock” rules by having less-than $5,000,001 in net tangible assets. However, because Thunder Bridge is listed on Nasdaq and, following the Business Combination, we expect the Company will remain listed on Nasdaq, neither Thunder Bridge nor the Company will be considered “penny stocks” under the applicable rules, whether or not the value of its net tangible assets falls below $5,000,001. As such, Article 49.2(b) and 49.3 are unnecessary to protect Thunder Bridge or the Company from becoming subject to penny stock rules as a result of the Business Combination. Further, depending on the amount of Redemptions exercised in connection with the Business Combination, expenses incurred by the parties to the Business Combination, amounts of any additional debt and equity financing, and other factors, Articles 49.2(b) and 49.3 as written could inadvertently prohibit the Closing of the Business Combination. For this reason we propose to amend Articles 49.2(b) and 49.3 pursuant to the Articles Amendment.

Regulatory Approvals; Third Party Consents

Thunder Bridge is not required to make any filings or to obtain any approvals or clearances from any government before the Articles Amendment can become effective. Under the Companies Law, within fifteen days following shareholder approval of the Articles Amendment, Thunder Bridge is required to make an administrative filing with the Registrar of Companies of the Cayman Islands.

The Articles Amendment will not breach any covenants or agreements binding upon Thunder Bridge and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands to provide notice of the Amendment.

Resolution to be Voted Upon

“It is resolved as a special resolution that Articles 49.2(b) and 49.3 of the Articles of Association of Thunder Bridge Acquisition, Ltd. be replaced in their entirety with the new Articles 49.2(b) and 49.3 as follows:

“49.2(b) provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund (net of taxes payable), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets (without regard to any assets or liabilities of the target business) to be less than US$5,000,001 immediately prior to the consummation of any Business Combination and after giving effect to any redemption of Shares in connection with such Business Combination.”

“49.3 At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the Shares voted are voted for the approval of a Business Combination, the Company shall be authorised to consummate a Business Combination, provided that the Company shall not consummate any Business Combination unless the Company, without regard to any assets or liabilities of the target business, has net tangible assets of at least US$5,000,001 immediately prior to such consummation of a Business Combination and after giving effect to any redemption of Shares in connection with such Business Combination, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to a Business Combination.”

Required Vote with Respect to the Articles Amendment Proposal

The approval of the Articles Amendment Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Thunder Bridge Shares as of the Record Date that are present and vote at the Shareholders Meeting.

The Articles Amendment Proposal is not conditioned on the approval of any other Proposal.

Recommendation of the Thunder Bridge Board with Respect to the Articles Amendment Proposal

THE THUNDER BRIDGE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ARTICLES AMENDMENT PROPOSAL.

SHAREHOLDER PROPOSAL 6: THE NASDAQ PROPOSAL

Background and Overview

On May 9, 2019, Thunder Bridge entered into the Subscription Agreements with certain investors for the PIPE Financing, pursuant to which Thunder Bridge agreed to issue and sell to the PIPE Investors 13,500,000 shares of Thunder Bridge’s Class A ordinary shares, at a price of $10.00 per Class A ordinary share, simultaneously with or immediately prior to the Closing. The PIPE Financing is conditioned on the Closing being scheduled to occur concurrently with or immediately prior to the closing of the PIPE Financing and other customary closing conditions. The proceeds of the PIPE Financing will be used to fund a portion of the Required Cash Consideration Amount payable to the Repay Equity Holders, the Warrant Cash Payment payable to the Public Warrant Holders in connection with the Warrant Amendment and other payments required in connection with the Business Combination but will not cover all such amounts.

Why Thunder Bridge Needs Shareholder Approval

We are seeking shareholder approval of the issuance of Class A ordinary shares in the PIPE Financing in order to comply with Nasdaq Listing Rules 5635(d).

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common equity securities (or securities convertible into or exercisable for common equity securities) at a price that is less than market value of the stock if the number of equity securities to be issued is or may be equal to 20% or more of the common equity securities, or 20% or more of the voting power, outstanding before the issuance.

Currently, there are currently 25,800,000 shares of Class A ordinary shares and 6,450,000 shares of Class B ordinary shares outstanding. Pursuant to the Subscription Agreements, Thunder Bridge will issue 13,500,000 Class A ordinary shares, representing approximately 41.9% of the outstanding ordinary shares of Thunder Bridge prior to such issuance, at a price less than the market value of the shares. The closing price of the Class A ordinary shares on May 9, 2019 was $10.22. Accordingly, Thunder Bridge is required to obtain shareholder approval of the issuance of Class A ordinary shares in the PIPE Financing pursuant to Rule 5635(d) of the Nasdaq Listing Rules.

Effect of Proposal on Current Shareholders

The issuance of the 13,500,000 Class A ordinary shares would result in further dilution to Thunder Bridge’s current shareholders in connection with the consummation of the Business Combination, and would afford Thunder Bridge’s shareholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of the post-Closing Company. In addition, the resale of the Class A ordinary shares issued in the PIPE Financing, which will automatically convert into shares of Class A common stock of the Company upon the Closing of the Business Combination, could cause the market price of the Class A common stock to decline. However, the consummation of the PIPE Financing is necessary to fund, among other things, the Required Cash Consideration Amount payable to the Repay Equity Holders, the Warrant Cash Payment payable to the Public Warrant Holders in connection with the Warrant Amendment and other payments required in connection with the Business Combination, although the proceeds of the PIPE Financing will not cover all such amounts. Accordingly, if the Nasdaq Proposal is not approved and Thunder Bridge cannot consummate the PIPE Financing, the Business Combination will not be completed.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved as an ordinary resolution that the issuance of 13,500,000 Class A ordinary shares in the PIPE Financing be approved and adopted in all respects.”

Required Vote with Respect to the Nasdaq Proposal

The approval of the Nasdaq Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Shares that are present and vote on such proposal at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal, the Director Election Proposal, the Articles Amendment Proposal or the Nasdaq Proposal fails to receive the required shareholder approval, or if the Warrant Amendment Proposal fails to receive the required Public Warrant Holder approval, the Business Combination will not be completed.

Recommendation of Thunder Bridge’s Board of Directors with Respect to the Nasdaq Proposal

THE Thunder Bridge BOARD UNANIMOUSLY RECOMMENDS THAT THE Thunder Bridge SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

SHAREHOLDER PROPOSAL 7: THE SHAREHOLDER ADJOURNMENT PROPOSAL

Overview

At the Shareholders Meeting, Thunder Bridge will ask its shareholders to consider and vote upon a proposal to adjourn the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if Thunder Bridge determines an adjournment to be reasonably necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting. In no event will Thunder Bridge solicit proxies to adjourn the Shareholders Meeting or complete the Business Combination beyond the date by which it may properly do so.

Consequences if the Shareholder Adjournment Proposal is Not Approved

If the Shareholder Adjournment Proposal is not approved by Thunder Bridge’s shareholders, the Thunder Bridge Board may not be able to adjourn the Shareholders Meeting to a later date if necessary, to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve one or more of the Shareholder Proposals at the Shareholders Meeting. It is important for you to note that in the event that the Domestication Proposal, the Business Combination Proposal, the 2019 Equity Incentive Plan Proposal, the Director Election Proposal or the Nasdaq Proposal do not receive the requisite vote for approval, then we may not be able to complete the Business Combination. If we do not complete the Business Combination and fail to complete an initial business combination by December 21, 2019, unless Thunder Bridge submits and its shareholders approve an extension of such date, we will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Shareholders.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved as an ordinary resolution that the adjournment of the Shareholders Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting be approved and adopted in all respects.”

Required Vote with Respect to the Shareholder Adjournment Proposal

The Shareholder Adjournment Proposal, if presented, will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Thunder Bridge Shares that are present and vote on such proposal at the Shareholders Meeting

The Shareholder Adjournment Proposal will not be submitted if the Business Combination Proposal is approved.

Recommendation of the Thunder Bridge Board with respect to the Shareholder Adjournment Proposal

THE Thunder Bridge BOARD UNANIMOUSLY RECOMMENDS THAT Thunder Bridge SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

WARRANT HOLDER PROPOSAL 1: THE WARRANT AMENDMENT PROPOSAL

This section of the proxy statement/prospectus describes the material provisions of the Warrant Amendment, but does not purport to describe all of the terms of the Warrant Amendment. This summary is qualified in its entirety by reference to the Warrant Amendment, a copy of which is attached as Annex G hereto. You are urged to read the Warrant Amendment in its entirety before voting on this proposal.

Overview

In connection with the Business Combination, Public Warrant Holders are being asked to approve and consent to an amendment (the “Warrant Amendment”) to the terms of the Warrant Agreement (the “Warrant Amendment Proposal”). The approval of the Warrant Amendment Proposal is a condition to the completion of the Business Combination. Thunder Bridge currently has 25,800,000 Public Warrants outstanding and 8,830,000 Private Placement Warrants outstanding.

The proposed Warrant Amendment provides that, upon the completion of the Business Combination, (i) each of Thunder Bridge’s outstanding warrants, which currently entitle the holder thereof to purchase one Class A ordinary share of Thunder Bridge at an exercise price of $11.50 per share, will become exerciseable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share), (ii) each holder of a warrant will receive, for each such warrant (in exchange for the reduction in the number of shares for which such Warrants are exercisable), a cash payment of $1.50 (the “Warrant Cash Payment”) and (iii) each Private Placement Warrant will become redeemable and exercisable on the same basis as the Public Warrants. The Sponsor, Cantor and the PIPE Investors who will receive Private Placement Warrants have waived their rights to receive the Warrant Cash Payment for each of their Private Placement Warrants. Upon consummation of the Business Combination, each outstanding warrant will be automatically converted into an equal number of warrants issued by the Company and will become exercisable on the same terms as were in effect with respect to such warrants immediately prior to the Business Combination, as amended by the Warrant Amendment.

Pursuant to the Warrant Amendment, a Public Warrant Holder may not exercise its warrants for a fractional shares of the Company’s Class A common stock and therefore only four warrants (or a number of warrants evenly divisible by four) may be exercised at any given time by the Public Warrant Holder. For example, if a Public Warrant Holder holds one warrant to purchase one-quarter of one share of Class A common stock of the Company, such warrant shall not be exercisable. However, if the Public Warrant Holder holds four warrants, such warrants shall be exercisable for one share of Class A common stock. In connection with the Business Combination and PIPE Financing, the Sponsor has agreed to transfer 8,000,000 Private Placement Warrants (after giving effect to the Warrant Amendment) to certain of the PIPE Investors, and the Sponsor and Cantor will forfeit their remaining 830,000 Private Placement Warrants, which will be cancelled upon the consummation of the Business Combination. The effect of the Warrant Amendment Proposal will be to reduce the number of shares of the company’s Class A common stock issuable upon exercise of the outstanding warrants by 77%, thereby reducing the amount by which the Company’s stockholders would otherwise have been diluted as a result of the exercise in full of the Public Warrant Holders.

A complete copy of the Warrant Amendment is attached hereto as Annex G.

Current Terms of the Warrants

Each Public Warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per full share, subject to adjustment as discussed below, at any time commencing upon the later of 12 months from the closing of the IPO or 30 days after the completion of a business combination. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. The Public Warrants will expire at 5:00 p.m., New York City time on the earlier to occur of: (i) five years from the completion of an initial business combination, (ii) the liquidation of Thunder Bridge, if Thunder Bridge fails to complete a business combination, or (iii) the redemption date as fixed by Thunder Bridge pursuant to the Warrant Agreement, if Thunder Bridge elects to redeem all warrants. Following the Business Combination, each warrant will entitle the registered holder thereof to purchase one share of the Company’s Class A common stock.

The Private Placement Warrants are identical to the Public Warrants except that the Private Placement Warrants (including the ordinary shares issuable upon exercise of the Private Placement Warrants) will (i) not be transferable, assignable or salable until 30 days after the completion of Thunder Bridge’s initial business combination, (ii) be exercisable for cash (even if a registration statement covering the Thunder Bridge’s ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, (iii) in the case of Cantor, not be exercised after five years from the effective date of the Registration Statement and (iv) not be redeemable by Thunder Bridge, in each case so long as they are still held by the initial purchasers or their respective affiliates.

Thunder Bridge may call the warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if and only if, the reported last sale price of the shares of the Thunder Bridge’s Class A ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders, and

•        if and only if, there is a current registration statement in effect with respect to the Thunder Bridge’s Class A ordinary shares underlying such Warrants at the redemption date and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

For additional details regarding the current terms of the warrants, please see the section above entitled “— Description of Thunder Bridge Capital Stock Prior to the Business Combination — Warrants”.

Certain Effects of the Approval of the Warrant Amendment Proposal

If the Warrant Amendment Proposal is approved, all warrants will be subject to the terms of the Warrant Amendment whether or not a given holder voted in favor of the Warrant Amendment Proposal and the holder of each outstanding Public Warrant will be entitled to receive the Warrant Cash Payment promptly following the completion of the Business Combination.

Public Warrant Holders should note that there may be income tax consequences in connection with the Warrant Amendment. For a discussion of the tax consequences of the Warrant Amendment, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Thunder Bridge Shareholders.”

Reason for the Warrant Amendment Proposal

The Thunder Bridge Board believes that the Warrant Amendment will increase the Company’s opportunities and attractiveness to future investors by eliminating the dilutive impact of the Public Warrants and the Private Placement Warrants.

Required Vote with Respect to the Warrant Amendment Proposal

The approval of the Warrant Amendment Proposal will require the affirmative vote of the Public Warrant Holders holding at least 65% of the outstanding Public Warrants.

The Warrant Amendment Proposal will only become effective if the Business Combination is completed. If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the Public Warrant Holders have approved the Warrant Amendment Proposal.

Recommendation of the Thunder Bridge Board with respect to the Warrant Amendment Proposal

THE Thunder Bridge BOARD UNANIMOUSLY RECOMMENDS THAT Thunder Bridge’s public warrant HOLDERS VOTE “FOR” THE APPROVAL OF THE
WARRANT AMENDMENT PROPOSAL.

WARRANT HOLDER PROPOSAL 2:
THE WARRANT HOLDERS ADJOURNMENT PROPOSAL

Overview

At the Warrant Holders Meeting, Thunder Bridge will ask its Public Warrant Holders to consider and vote upon a proposal to adjourn the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if Thunder Bridge determines an adjournment to be reasonably necessary or appropriate to approve the Warrant Amendment Proposal at the Warrant Holders Meeting. In no event will Thunder Bridge solicit proxies to adjourn the Warrant Holders Meeting or complete the Business Combination beyond the date by which it may properly do so.

Consequences if the Warrant Holders Adjournment Proposal is Not Approved

If the Warrant Holders Adjournment Proposal is not approved by the Public Warrant Holders, the Thunder Bridge Board may not be able to adjourn the Warrant Holders Meeting to a later date if necessary, to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve the Warrant Amendment Proposal at the Warrant Holders Meeting. It is important for you to note that in the event that the Warrant Amendment Proposal does not receive the requisite vote for approval, then we may not be able to complete the Business Combination. If we do not complete the Business Combination and fail to complete an initial business combination by December 21, 2019, unless Thunder Bridge submits and its shareholders approve an extension of such date, Thunder Bridge will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Shareholders.

Required Vote with Respect to the Warrant Holders Adjournment Proposal

The Warrant Holders Adjournment Proposal, if presented, will require the affirmative vote of the holders of a majority of the Public Warrants present and entitled to vote at the Warrant Holders Meeting.

The Warrant Holders Adjournment Proposal will not be presented if the Warrant Amendment Proposal is approved.

Recommendation of the Thunder Bridge Board with respect to the Warrant Holders Adjournment Proposal

THE Thunder Bridge BOARD UNANIMOUSLY RECOMMENDS THAT Thunder Bridge PUBLIC WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT HOLDERS ADJOURNMENT PROPOSAL, IF PRESENTED.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of March 31, 2019 combines the historical balance sheet of Thunder Bridge as of March 31, 2019 and the historical consolidated balance sheet of Repay as of March 31, 2019, giving effect to the Business Combination as described below on a pro forma basis as if it had been completed on March 31, 2019. The following unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2019 and the year ended December 31, 2018 combines the historical consolidated statement of operations of Thunder Bridge for the three months ended March 31, 2019 and the year ended December 31, 2018 with the historical consolidated statement of operations of Repay for the three months ended March 31, 2019 and the year ended December 31, 2018, giving effect to the Business Combination as described on a pro forma basis as if it had been completed on January 1, 2018. T he unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Thunder Bridge,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Repay”, and the following historical financial statements and accompanying notes of Thunder Bridge and Repay, which are included elsewhere in this proxy statement/prospectus:

•        Thunder Bridge’s unaudited financial statements as of and for the three months ended March 31, 2019 and the related notes;

•        Repay’s unaudited consolidated financial statements as of and for the three months ended March 31, 2019 and the related notes;

•        Thunder Bridge’s audited financial statements as of and for the year ended December 31, 2018 and the related notes; and

•        Repay’s audited consolidated financial statements as of and for the year ended December 31, 2018 and the related notes.

On January 21, 2019, Thunder Bridge and Repay entered into the Merger Agreement. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Closing, (a) Thunder Bridge will effect the Domestication from the Cayman Islands to become a Delaware corporation and (b) Merger Sub will merge with and into Repay, with Repay continuing as the surviving entity and becoming a subsidiary of the Company (with Thunder Bridge receiving limited liability company interests in Repay as the surviving entity and becoming the managing member of the surviving entity). In connection with the Domestication and simultaneously with the completion of the Business Combination, Thunder Bridge will change its corporate name to “Repay Holdings Corporation”. At the effective time of the Business Combination, all outstanding securities of Repay will be converted into the right to receive the Merger Consideration, and all of the outstanding securities of Thunder Bridge will convert into outstanding securities of the Company.

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the Company’s operating results. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Company upon completion of the Business Combination. The pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements and described in the notes thereto reflect, among other things, the completion of the Business Combination and the other transactions contemplated by the Merger Agreement, including estimated issuance of indebtedness and the estimated issuance of shares of common stock in connection with the PIPE Financing to finance the completion of the Business Combination, issuance of cash and equity consideration as part of the Merger Consideration, transactions costs in connection with the Business Combination, the cash required for the Warrant Cash Payment to be made to the Public Warrant Holders and the impact of the accounting and tax effect of pro forma adjustments at the estimated effective income tax rate applicable to such adjustments.

The unaudited pro forma condensed combined financial statements are presented in two scenarios: (1) assuming no Class A ordinary shares are redeemed (“No Redemptions”), and (2) assuming the maximum number of Class A ordinary shares that can be redeemed, while still satisfying the closing conditions under the Merger Agreement, which effectively requires the post-Closing balance sheet to have cash and cash equivalents of $10,000,000, are redeemed

(without any additional equity financing taking place other than the PIPE Financing) (“Maximum Redemptions”). In the event that there are redemptions of Class A ordinary shares in excess of the Maximum Redemptions:

•        Thunder Bridge has the ability to raise additional equity financing (in addition to the contemplated PIPE Financing) of up to an amount equal to $30,000,000 plus the amount of the aggregate Redemption Price of any Redemptions (for such purposes, using the amount in the Trust Account on the date of determination), subject to the reasonable consent of Repay and other terms and conditions specified in the Merger Agreement; and

•        in the event Repay exercises its option to waive the Cash Consideration Condition to a lower amount, a corresponding, larger portion of the Merger Consideration will be payable in Post-Merger Repay Units and the voting power of the Repay Equity Holders following the Business Combination will be greater relative to that of the Thunder Bridge shareholders than is currently contemplated.

In the No Redemptions scenario, the unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provisions of ASC 805 on the basis of Thunder Bridge as the accounting acquirer. Accordingly, the purchase price is allocated to the underlying assets acquired and liabilities assumed based on their estimated fair values as of the closing of the Business Combination, with any excess purchase price allocated to goodwill. Thunder Bridge has not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimates of Thunder Bridge based on the information currently available and are subject to change once additional analyses are completed.

Notwithstanding the treatment of Thunder Bridge as the accounting acquirer in the No Redemptions scenario described above, Thunder Bridge believes that if more than approximately 10,500,000 Class A ordinary shares are redeemed, existing Thunder Bridge shareholders would cease to hold the largest noncontrolling voting interest in the Company, and in combination with other factors relevant under ASC 805, Thunder Bridge would reevaluate the determination of the accounting acquirer and may conclude that Repay should be treated as the accounting acquirer as opposed to Thunder Bridge. Thunder Bridge determined that the maximum number of Class A ordinary shares that can be redeemed in the Maximum Redemptions scenario would be approximately 12,200,000 shares, as of March 31, 2019 and therefore, the unaudited pro forma condensed combined financial statements for such scenario were prepared using the acquisition method of accounting under the provisions of ASC 805 on the basis of Repay as the accounting acquirer. Thus, in the Maximum Redemptions scenario, the Business Combination is accounted for as a reverse merger, which eliminates the step up in basis for acquired assets and liabilities, and as a contribution of equity.

Furthermore, the final purchase price of the Business Combination is subject to the settlement of certain Closing Adjustment Items pursuant to the Merger Agreement, including, among others, transaction expenses and working capital adjustments.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the Business Combination occurred on the dates indicated or the future results that the Company will experience. Repay and Thunder Bridge have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information is not necessarily indicative of results as of or for periods after March 31, 2019. In particular, the components comprising the Cash Consideration have fluctuated since March 31, 2019 and are expected to continue to do so. Thunder Bridge and Repay currently expect that the components of the Cash Consideration will be sufficient as of the Closing of the Merger to permit Thunder Bridge to satisfy the Cash Consideration Condition as of the Closing Date.

In addition, the pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements. The Company will incur additional costs after the Business Combination in order to satisfy its obligations as a reporting public company. In addition, we anticipate the adoption of the 2019 Equity Incentive Plan for employees, officers and directors. No adjustment to the unaudited pro forma statement of operations has been made for these items as they are not directly related to the Business Combination and/or such amounts are not yet known.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2019
(UNAUDITED)

(ASSUMING NO REDEMPTIONS)

	As of March 31, 2019				As of March 31, 2019			As of March 31, 2019
	Thunder Bridge (Historical)	Repay (Historical)	Pro Forma Adjustments for PIPE Financing		As Adjusted for PIPE Financing	Pro Forma Adjustments for Business Combination		Combined Pro Forma
ASSETS
Cash and cash equivalents	$159,379	$12,722,640	135,000,000	(a)	$147,882,019	$264,776,505	(b)	$60,000,000
						69,631,976	(c)
						(266,501,000	)(d)
						(41,785,020	)(e)
						(38,700,000	)(f)
						(75,304,480	)(g)
Accounts receivable	—	7,325,985			7,325,985	—		7,325,985
Prepaid expenses and other	89,075	869,335			958,410			958,410
Property, plant and equipment, net	—	1,219,757			1,219,757	—		1,219,757
Intangible assets, net of amortization	—	67,377,051			67,377,051	243,622,949	(i)	311,000,000
Goodwill	—	119,529,202			119,529,202	250,810,878	(i)	370,340,080
Restricted cash	—	6,778,420			6,778,420	—		6,778,420
Cash and marketable securities held in Trust Account	264,776,505	—			264,776,505	(264,776,505	)(b)	—
Total assets	$265,024,959	$215,822,390	$135,000,000		$615,847,349	$141,775,303		$757,622,652

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$1,334,005	$8,795,297			$10,129,302	4,125,071	(p)	$14,254,373
Current maturities of long-term debt	—	4,900,000			4,900,000	(650,000	)(c)	4,250,000
Current portion of tax receivable agreement obligations					—	3,822,434	(h)	3,822,434
Long-term debt, net of current maturities	—	84,692,055			84,692,055	75,214,921	(c)	159,906,976
Line of credit	—	3,500,000			3,500,000	(3,500,000	)(c)	—
Other liabilities		16,864			16,864	79,204,002	(h)	79,220,866
Deferred underwriting fee payable	9,690,000	—			9,690,000	(9,690,000	)(e)	—
Total liabilities	11,024,005	101,904,216	—		112,928,221	148,526,428		261,454,649
Ordinary shares subject to possible redemption	249,000,953	—			249,000,953	(249,000,953	)(j)	—

Shareholders’ equity
Members’ equity	—	113,918,174			113,918,174	(113,918,174	)(k)	—
Preferred shares, $0.0001 par value	—	—			—			—
Class A ordinary shares, $0.0001 par value	153	—			153	(2,580	)(l)	—
						2,427	(j)
Class B ordinary shares, $0.0001 par value	645	—			645	(411	)(l)	—
						(234	)(m)
Class A common stock, $0.0001 par value	—	—	1,350	(a)	1,350	2,991	(l)	4,341
Additional paid in capital	2,963,433	—	134,998,650	(a)	137,962,083	248,998,526	(j)	381,760,843
						(38,700,000	)(f)
						234	(m)
						33,500,000	(o)
Retained earnings (accumulated deficit)	2,035,770	—			2,035,770	(32,095,020	)(e)	(35,617,266)
						(1,432,945	)(c)
						(4,125,071	)(p)
Total Repay Holdings Corporation Shareholders’ equity	5,000,001	113,918,174	135,000,000		253,918,175	92,229,743		346,147,918
Equity attributable to noncontrolling interests					—	150,020,085	(n)	150,020,085
Total liabilities and shareholders’ equity	$265,024,959	$215,822,390	$135,000,000		$615,847,349	$141,775,303		$757,622,652

See accompanying notes to the unaudited pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2019
(UNAUDITED)

(ASSUMING NO REDEMPTIONS)

	For the three months ended March 31, 2019					For the three months ended March 31, 2019				For the three months ended March 31, 2019
	Thunder Bridge (Historical)	Repay (Historical)	Pro Forma Adjustments for PIPE Financing			As Adjusted for PIPE Financing	Pro Forma Adjustments for Business Combination			Combined Pro Forma
Revenue
Processing and service fees	$—	$24,321,401	$			$24,321,401	$			$24,321,401
Interchange and network fees	—	14,927,193				14,927,193				14,927,193
Total revenue	—	39,248,594		—		39,248,594		—		39,248,594

Expenses
Interchange and network fees	—	14,927,193				14,927,193				14,927,193
Cost of services	—	6,417,180				6,417,180				6,417,180
Selling, general and administrative	1,004,234	8,676,634				9,680,868				9,680,868
Depreciation and amortization	—	2,914,328				2,914,328		8,582,218	(aa)	11,496,546
Change in fair value of contingent consideration	—	—				—		766,299	(bb)	766,299
Total operating expenses	1,004,234	32,935,335		—		33,939,569		9,348,517		43,288,086
(Loss) income from operations	(1,004,234)	6,313,259		—		5,309,025		(9,348,517)		(4,039,492)

Other Income (Expenses)
Interest expense	—	(1,448,892)				(1,448,892)		(1,407,294	)(cc)	(2,856,186)
Interest income	201,253	—				201,253		(201,253	)(dd)	—
Other income (expense)	1,320,593	19				1,320,612		(1,320,593	)(dd)	19
Total other income (expenses)	1,521,846	(1,448,873)		—		72,973		(2,929,140)		(2,856,167)
(Loss) income before income taxes	517,612	4,864,386		—		5,381,998		(12,277,657)		(6,895,659)
Income tax benefit	—	—				—		(1,174,586	)(ee)	(1,174,586)
Net (loss) income	517,612	4,864,386		—		5,381,998		(11,103,071)		(5,721,073)
Net (loss) income attributable to noncontrolling interests	—	—				—		(1,903,794	)(ff)	(1,903,794)
Net (loss) income attributable to the Company	$517,612	$4,864,386		$—		$5,381,998		$(9,199,277)		$(3,817,279)
Weighted average shares outstanding, basic	7,968,634			13,500,000	(gg)	21,468,634				40,450,000 (gg)
Basic	$(0.12)					$0.25				$(0.09)

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018
(UNAUDITED)

(ASSUMING NO REDEMPTIONS)

	For the year ended December 31, 2018				For the year ended December 31, 2018			For the year ended December 31, 2018
	Thunder Bridge (Historical)	Repay (Historical)	Pro Forma Adjustments for PIPE Financing		As Adjusted for PIPE Financing	Pro Forma Adjustments for Business Combination		Combined Pro Forma
Revenue
Processing and service fees	$—	$82,186,411			$82,186,411			$82,186,411
Interchange and network fees	—	47,826,529			47,826,529			47,826,529
Total revenue	—	130,012,940	—		130,012,940	—		130,012,940

Expenses
Interchange and network fees	—	47,826,529			47,826,529			47,826,529
Cost of services	—	27,159,763			27,159,763			27,159,763
Selling, general and administrative	1,151,231	29,097,302			30,248,533			30,248,533
Depreciation and amortization	—	10,421,000			10,421,000	35,438,473	(aa)	45,859,473
Change in fair value of contingent consideration	—	(1,103,012)			(1,103,012)	3,213,123	(bb)	2,110,111
Total operating expenses	1,151,231	113,401,582	—		114,552,813	38,651,596		153,204,409
(Loss) income from operations	(1,151,231)	16,611,358	—		15,460,127	(38,651,596)		(23,191,469)

Other Income (Expenses)
Interest expense	—	(6,072,837)			(6,072,837)	(4,399,988	)(cc)	(10,472,825)
Interest income	2,559,541	—			2,559,541	(2,559,541	)(dd)	—
Other income (expense)	115,118	(1,078)			114,040	(115,118	)(dd)	(1,078)
Total other income (expenses)	2,674,659	(6,073,915)	—		(3,399,256)	(7,074,647)		(10,473,903)
(Loss) income before income taxes	1,523,428	10,537,443	—		12,060,871	(45,726,243)		(33,665,372)
Income tax benefit	—	—			—	(5,777,518	)(ee)	(5,777,518)
Net (loss) income	1,523,428	10,537,443	—		12,060,871	(39,948,725)		(27,887,854)
Net (loss) income attributable to noncontrolling interests	—	—			—	(9,111,536	)(ff)	(9,111,536)
Net (loss) income attributable to the Company	$1,523,428	$10,537,443	$—		$12,060,871	$(30,837,189)		$(18,776,318)

Weighted average shares outstanding, basic	7,166,771		13,500,000	(gg)	20,666,771			40,450,000 (gg)
Basic	$(0.14)				$0.58			$(0.46)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2019
(UNAUDITED)

(ASSUMING MAXIMUM REDEMPTIONS)

	As of March 31, 2019				As of March 31, 2019			As of March 31, 2019
	Thunder Bridge (Historical)	Repay (Historical)	Pro Forma Adjustments for PIPE Financing		As Adjusted for PIPE Financing	Pro Forma Adjustments for Business Combination		Combined Pro Forma
ASSETS
Cash and cash equivalents	$159,379	$12,722,640	135,000,000	(a)	$147,882,019	(137,882,016	)(b)	$10,000,003
Accounts receivable	—	7,325,985			7,325,985	—		7,325,985
Prepaid expenses and other	89,075	869,335			958,410	—		958,410
Property, plant and equipment, net	—	1,219,757			1,219,757	—		1,219,757
Intangible assets, net of amortization	—	67,377,051			67,377,051			67,377,051
Goodwill	—	119,529,202			119,529,202			119,529,202
Restricted cash	—	6,778,420			6,778,420	—		6,778,420
Cash and marketable securities held in Trust Account	264,776,505	—			264,776,505	(264,776,505	)(c)	—
Total assets	$265,024,959	$215,822,390	$135,000,000		$615,847,349	$(402,658,521)		$213,188,828

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$1,334,005	$8,795,297			$10,129,302	1,633,555	(d)	$11,762,857
Current maturities of long-term debt	—	4,900,000			4,900,000	(650,000	)(e)	4,250,000
Current portion of tax receivable agreement obligations					—	3,150,576	(f)	3,150,576
Long-term debt, net of current maturities	—	84,692,055			84,692,055	75,214,921	(e)	159,906,976
Line of credit	—	3,500,000			3,500,000	(3,500,000	)(e)	—
Other liabilities		16,864			16,864	89,519,174	(f)	89,536,038
Deferred underwriting fee payable	9,690,000	—			9,690,000	(9,690,000	)(g)	—
Total liabilities	11,024,005	101,904,216	—		112,928,221	155,678,226		268,606,447
Ordinary shares subject to possible redemption	249,000,953	—			249,000,953	(249,000,953	)(h)	—

Shareholders’ equity
Members’ equity	—	113,918,174			113,918,174	(113,918,174	)(i)	—
Preferred shares, $0.0001 par value	—	—			—			—
Class A ordinary shares, $0.0001 par value	153	—			153	(1,359	)(j)	—
						1,206	(h)
Class B ordinary shares, $0.0001 par value	645	—			645	(411	)(j)	—
						(234	)(k)
Class A common stock, $0.0001 par value	—	—	1,350	(a)	1,350	1,770	(j)	3,120
Additional paid in capital	2,963,433	—	134,998,650	(a)	137,962,083	123,695,270	(h)	224,993,357
						234	(k)
						(38,700,0[00]	)(m)
						2,035,770	(p)
Retained earnings (accumulated deficit)	2,035,770	—			2,035,770	(32,095,020	)(g)	(176,286,689)
						66,148,972	(i)
						(150,974,442	)(l)
						(53,810,630	)(n)
						(5,555,569	)(o)
						(2,035,770	)(p)
Total Repay Holdings Corporation Shareholders’ equity	5,000,001	113,918,174	135,000,000		253,918,175	(205,208,387)		48,709,788
Equity attributable to noncontrolling interests					—	47,769,202	(i)	(104,127,407)
						(109,025,558	)(l)
						(38,859,120	)(n)
						(4,011,931	)(o)
Total liabilities and shareholders’ equity	$265,024,959	$215,822,390	$135,000,000		$615,847,349	$(402,658,521)		$213,188,828

See accompanying notes to the unaudited pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2019
(UNAUDITED)

(ASSUMING MAXIMUM REDEMPTIONS)

	For the three months ended March 31, 2019				For the three months ended March 31, 2019			For the three months ended March 31, 2019
	Thunder Bridge (Historical)	Repay (Historical)	Pro Forma Adjustments for Equity Offering		As Adjusted for Equity Offering	Pro Forma Adjustments for Business Combination		Combined Pro Forma
Revenue
Processing and service fees	$—	$24,321,401			$24,321,401			$24,321,401
Interchange and network fees		14,927,193			14,927,193			14,927,193
Total revenue	—	39,248,594	$—		39,248,594	$—		39,248,594

Expenses
Interchange and network fees	—	14,927,193			14,927,193			14,927,193
Cost of services	—	6,417,180			6,417,180			6,417,180
Selling, general and administrative	1,004,234	8,676,634			9,680,868			9,680,868
Depreciation and amortization	—	2,914,328			2,914,328			2,914,328
Change in fair value of contingent consideration	—	—			—			—
Total operating expenses	1,004,234	32,935,335	—		33,939,569	—		33,939,569
(Loss) income from operations	(1,004,234)	6,313,259	—		5,309,025	—		5,309,025

Other Income (Expenses)
Interest expense	—	(1,448,892)			(1,448,892)	(1,407,294	)(aa)	(2,856,186)
Interest income	201,253	—			201,253	(201,253	)(bb)	—
Other income (expense)	1,320,593	19			1,320,612	(1,320,593	)(bb)	19
Total other income (expenses)	1,521,846	(1,448,873)	—		72,973	(2,929,140)		(2,856,167)
(Loss) income before income taxes	517,612	4,864,386	—		5,381,998	(2,929,140)		2,452,858
Income tax benefit	—	—			—	386,210	(cc)	386,210
Net (loss) income	517,612	4,864,386	—		5,381,998	(3,315,350)		2,452,858
Net (loss) income attributable to noncontrolling interests	—	—			—	811,505	(dd)	811,505
Net (loss) income attributable to the Company	$517,612	$4,864,386	$—		$5,381,998	$(4,126,855)		$1,255,143
Weighted average shares outstanding, basic	7,968,634		13,500,000	(ee)	21,468,634			28,237,088	(ee)
Basic	$(0.12)				$0.25			$0.04
Weighted average shares outstanding, diluted	7,968,634		16,551,389	(ee)	24,520,023			31,288,477	(ee)
Diluted	$(0.12)				$0.22			$0.04

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018
(UNAUDITED)

(ASSUMING MAXIMUM REDEMPTIONS)

	For the year ended December 31, 2018		For the year ended December 31, 2018			For the year ended December 31, 2018
	Thunder Bridge (Historical)	Repay (Historical)	Pro Forma Adjustments for PIPE Financing		As Adjusted for PIPE Financing	Pro Forma Adjustments for Business Combination		Combined Pro Forma
Revenue
Processing and service fees	$	$82,186,411			$82,186,411			$82,186,411
Interchange and network fees		47,826,529			47,826,529			47,826,529
Total revenue	—	130,012,940	$—		130,012,940	$—		130,012,940

Expenses
Interchange and network fees	—	47,826,529			47,826,529			47,826,529
Cost of services	—	27,159,763			27,159,763			27,159,763
Selling, general and administrative	1,151,231	29,097,302			30,248,533			30,248,533
Depreciation and amortization	—	10,421,000			10,421,000			10,421,000
Change in fair value of contingent consideration	—	(1,103,012)			(1,103,012)			(1,103,012)
Total operating expenses	1,151,231	113,401,582	—		114,552,813	—		114,552,813
(Loss) income from operations	(1,151,231)	16,611,358	—		15,460,127	—		15,460,127

Other Income (Expenses)
Interest expense	—	(6,072,837)			(6,072,837)	(4,399,988	)(aa)	(10,472,825)
Interest income	2,559,541	—			2,559,541	(2,559,541	)(bb)	—
Other income (expense)	115,118	(1,078)			114,040	(115,118	)(bb)	(1,078)
Total other income (expenses)	2,674,659	(6,073,915)	—		(3,399,256)	(7,074,647)		(10,473,903)
(Loss) income before income taxes	1,523,428	10,537,443	—		12,060,871	(7,074,647)		4,986,224
Income tax benefit	—	—			—	833,018	(cc)	833,018
Net (loss) income	1,523,428	10,537,443	—		12,060,871	(7,074,647)		4,153,206
Net (loss) income attributable to noncontrolling interests	—	—			—	1,445,985	(dd)	1,445,985
Net (loss) income attributable to the Company	$1,523,428	$10,537,443	$—		$12,060,871	$(9,353,650)		$2,707,221
Weighted average shares outstanding, basic	7,166,771		13,500,000	(ee)	20,666,771			28,384,335 (ee)
Basic	$(0.14)				$0.58			$0.10
Weighted average shares outstanding, diluted	7,166,771		16,551,389	(ee)	23,718,160			31,435,724 (ee)
Diluted	$(0.14)				$0.51			$0.09

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Business Combination and basis of presentation

Description of the Business Combination

Thunder Bridge and Repay entered into the Merger Agreement effective as of January 21, 2019. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Closing, (a) Thunder Bridge will effect the domestication to become a Delaware corporation and (b) Merger Sub will merge with and into Repay, with Repay continuing as the surviving entity and becoming a subsidiary of the Company (with Thunder Bridge receiving membership interests in Repay as the surviving entity and becoming the managing member of the surviving entity). At the effective time of the Business Combination, Thunder Bridge will change its corporate name to “Repay Holdings Corporation” and all outstanding securities of Repay will be converted into the right to receive the Merger Consideration.

Repay provides integrated payment processing solutions to industry-oriented markets in which merchants have specific transaction processing needs. Its proprietary, integrated payment technology platform reduces the complexity of the electronic payments process for merchants, while enhancing their consumers’ overall experience.

Each member of Repay will be entitled to receive in exchange for their limited liability interests (i) one share of Class V common stock of the Company and (ii) a pro rata share of (A) non-voting limited liability units of Repay as the surviving entity, referred to as Post-Merger Repay Units, (B) certain cash consideration, including a portion of which will be held in escrow and contingent upon not being used to satisfy certain obligations, and (C) the contingent right to receive certain additional Post-Merger Repay Units issued as an earn-out under the Merger Agreement after the Closing. Shares of Class A common stock of the Company will provide the holder with voting and economic rights with respect to the Company as a holder of common stock. Each share of Class V common stock of the Company will entitle the holder to vote as a stockholder of the Company, with the number of votes equal to the number of Post-Merger Repay Units held by the holder but will provide no economic rights to the holder. At any time after the six month anniversary of the Closing, pursuant to the terms of the Exchange Agreement, each holder of a Post-Merger Repay Unit will be entitled to exchange such unit for one share of Class A common stock of the Company.

Pursuant to the Merger Agreement, Merger Consideration will be an amount equal to: (a) $580,650,000, minus (b) the Closing Adjustment Items and may be increased by the remaining of the following, which are deducted from the Merger Consideration and escrowed under the Merger Agreement: (x) $600,000 in Post-Merger Repay Units held in escrow until the completion of the purchase price adjustment under the Merger Agreement, (y) $2,000,000, the Repay Securityholder Representative Amount to be held by the Repay Securityholder Representative to pay its costs and expenses incurred as the Repay Securityholder Representative, and (z) $150,000, Cash Escrow, to be held in escrow to cover certain specified indemnity matters under the Merger Agreement.

The Merger Consideration will be paid in a mix of cash and equity. The amount of Cash Consideration to be paid to Repay Equity Holders will be an amount equal to the following: (i) the total cash and cash equivalents of Thunder Bridge (including funds in its trust account after the redemption of its public stockholders and the proceeds of any debt or equity financing), minus (ii) the amount of Thunder Bridge’s unpaid expenses and obligations, plus (iii) the cash and cash equivalents of Repay as of immediately prior to the Effective Time (excluding restricted cash), minus (iv) the amount of unpaid transaction expenses of Repay as of the Closing, minus (v) the amount of the Indebtedness of the Target Companies as of the Closing, minus (vi) the amount of Employee Payments, minus (vii) an amount of cash reserves equal to $10,000,000, minus (viii) the Cash Escrow, minus (ix) the Repay Securityholder Representative Amount, minus (x) the Warrant Cash Payment, minus (xi) the Company Balance Sheet Allocation.

The remainder of the Merger Consideration after the payment of the Cash Consideration will be paid in equity, referred to as the Unit Consideration. The Unit Consideration will be paid, at the time of the closing, in the form of a number of Post-Merger Repay Units valued at $10.00 per share (less, for each Repay Equity Holder, a pro rata portion of the 60,000 Post-Merger Repay Units that represent the Escrow Units, to be set aside in escrow pursuant to the Merger Agreement for post-Closing adjustments in respect of the Closing Adjustment Items), along with each Repay Equity Holder receiving one share of Class V common stock of the Company, which Class V common stock entitles the holder thereof the right to vote as a stockholder of the Company, with the number of votes equal to the number of Post-Merger Repay Units (as adjusted to reflect the then current exchange ratio) held by the holder thereof. After the six month anniversary of the Closing, each holder of one Post-Merger Repay Unit will be permitted to exchange, under the Exchange Agreement, such unit for one share of Class A common stock of the Company (as adjusted to reflect the then current exchange ratio).

In connection with the Closing, Thunder Bridge will pay off certain Indebtedness of the Target Companies as of the Closing, the transaction expenses of the Target Companies as of the Closing, pay the Cash Escrow to be held in the escrow account, pay the Repay Securityholder Representative Amount to the Repay Securityholder Representative, pay the Warrant Cash Payment to Continental Stock Transfer and Trust, as warrant agent, for it to distribute to the Public Warrant Holders, pay Repay the Company Balance Sheet Allocation, and pay the Cash Consideration to Continental Stock Transfer and Trust, as Paying Agent, for it to distribute to Repay Equity Holders (provided that if Repay has cash and cash equivalents in excess of $10,000,000 at the Closing, it will first use those funds to pay such amounts).

See the section entitled “Shareholder Proposal 2:    The Business Combination Proposal” for further information on the Merger Consideration and other terms and conditions of the Business Combination. In addition, the unaudited pro forma condensed combined financial information reflects, unless otherwise stated in the notes thereto, the assumptions detailed in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” except that the Indebtedness of Repay is the outstanding debt as of March 31, 2019, as described in note 4(b).

Basis of Presentation

Repay constitutes a business, with inputs, processes, and outputs. Accordingly, the Business Combination constitutes the acquisition of a business for purposes of ASC 805, and due to the changes in control from the Business Combination is accounted for using the acquisition method.

Under the acquisition method, in the No Redemption scenario, the acquisition date fair value of the gross consideration paid by Thunder Bridge to close the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. Management has made significant estimates and assumptions in determining the preliminary allocation of the gross consideration transferred in the unaudited pro forma condensed combined financial information. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

In the Maximum Redemptions scenario, the unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting on the basis of Repay as the accounting acquirer. Thus, the Business Combination is accounted for as a reverse merger; which eliminates the step up in basis for acquired assets and liabilities, and is treated as a contribution of equity to the accounting acquirer.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Thunder Bridge believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available and alternative valuation methodologies are evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. Thunder Bridge believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Company. They should be read in conjunction with the historical financial statements and notes thereto of Thunder Bridge and Repay.

2. Accounting Policies

Upon consummation of the Business Combination, the Company will perform a comprehensive review of Repay’s accounting policies. As a result of the review, management may identify differences between the accounting methodologies of Thunder Bridge and Repay, which, when conformed, could have a material impact on the financial statements of the Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As such, the unaudited pro forma condensed combined financial information does not include any adjustments for accounting policy differences.

3. Estimated Preliminary Purchase Price Allocation — No Redemption Scenario

The preliminary consideration and allocation of the purchase price to the fair value of Repay’s assets acquired and liabilities assumed, as if the acquisition date was March 31, 2019 is presented below. Thunder Bridge has not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimates of Thunder Bridge based on the information currently available and are subject to change once additional analyses are completed. Furthermore, the final purchase price of the Business Combination is subject to the settlement of certain Closing Adjustment Items pursuant to the Merger Agreement, including, among others, transaction expenses and working capital adjustments.

Calculation of consideration per the Merger Agreement
Cash Consideration	$260,000,000
Excess cash consideration	75,304,480
Equity unit consideration	150,020,085
Total Merger Consideration	485,324,565
Tax Receivable Agreement obligations to Repay Equity Holders	83,026,436
Contingent consideration	33,500,000
Total consideration	$601,851,001

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$12,722,640
Accounts receivable	7,325,985
Prepaid expenses and other current assets	869,335
Property, plant and equipment, net	1,219,757
Restricted cash	6,778,420
Accounts payable and accrued expenses	(8,795,297)
Other liabilities	(16,864)
Accrued employee payments	(6,501,000)
Repay debt assumed	(93,092,055)
Identifiable intangible assets	311,000,000
Goodwill	370,340,080
Net assets acquired	$601,851,001

Intangible Assets.    Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The noncompetition agreements intangible assets represent the value of the existing noncompetition agreements for specific key personnel. The trade name intangible asset represents the Repay trade names, which was valued using the relief-from-royalty method. The developed technology intangible asset represents the software developed by Repay employees and contractors for the purpose of generating income for Repay, valued using the relief-from-royalty method. The merchant relationships intangible asset represents the existing customer relationships, valued using a discounted cash flow model using projected sales growth and customer attrition. The channel relationship intangible asset represents existing employees focused on business development and relationship management.

	Fair Value	Useful life
Identifiable intangible assets	(in millions)	(in years)
Non-competition agreements	$3.0	2
Trade names	20.0	Indefinite
Developed technology	65.0	3
Merchant relationships	220.0	10
Channel relationships	3.0	10
	$311.0

Goodwill.    Approximately $370.3 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market position and the assembled workforce of Repay.

In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management of the Combined Company determines that the value of goodwill has become impaired, an accounting charge for impairment during the quarter in which the determination is made may be recognized.

4. Pro Forma Adjustments — Assuming No Redemptions

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the Business Combination, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of the Company.

The pro forma combined consolidated provision for income taxes does not necessarily reflect the amounts that would have resulted had the Company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statements of operations are based upon the number of the Thunder Bridge Shares outstanding, assuming the transaction occurred on January 1, 2018.

In addition, the unaudited pro forma condensed combined financial information is not necessarily indicative of results as of or for periods after March 31, 2019, as applicable. In particular, the components comprising the Cash Consideration have fluctuated since March 31, 2019 and are expected to continue to do so. Thunder Bridge and Repay currently expect that the components of the Cash Consideration will be sufficient as of the Closing of the Merger to permit Thunder Bridge to satisfy the Cash Consideration Condition as of the Closing Date.

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

(a)     Represents the issuance of 13.5 million shares of Class A common stock through the PIPE Financing at a par value of $0.0001 per share and a value of $10.00 per share.

(b)    Represents the release of cash and marketable securities held in Trust Account that becomes available following the Business Combination.

(c)     Reflects the repayment of $94.5 million of Repay debt outstanding, as of March 31, 2019 and the issuance of $170.0 million of new debt issued at closing of Business Combination, in the form of a five-year senior secured term loan facility as currently contemplated by the Debt Financing Term Sheet. The new term loan is expected to bear interest at either an adjusted LIBOR plus an applicable margin ranging from 2.50% to 3.50% per annum or alternate base rate plus an applicable margin ranging from 1.50% to 2.50% per annum. The table below represents the net debt adjustment related to the financing transactions:

Proceeds from the new term loan:
Current maturities of long-term debt	$4,250,000
Long-term debt, net of current maturities	165,750,000
Deferred debt issuance costs on new term loan	(5,843,024)
Proceeds from new term loan	164,156,976

Repayment of outstanding Repay debt:
Current maturities of long-term debt	(4,900,000)
Long-term debt, net of current maturities	(84,692,055)
Unamortized deferred debt issuance costs	(1,432,945)
Line of credit	(3,500,000)
Proceeds to cash and cash equivalents from new term loan	$69,631,976

Pro forma adjustments:
Current maturities of long-term debt	$(650,000)
Long-term debt, net of current maturities	75,214,921
Line of credit	(3,500,000)
Retained Earnings	(1,432,945)

(d)    Reflects the estimated payment of $260.0 million Cash Consideration, pursuant to the Merger Agreement based on current assumptions, as further described under “Note 1 — Description of the Business Combination and basis of presentation — Description of the Business Combination.”

(e)     Reflects payment of estimated transaction costs of $41.8 million and the related adjustment to retained earnings for $32.1 million, which represents total estimated transaction costs incurred less the previously accrued deferred transaction costs equal to $9.7 million.

(f)     Reflects cash required for the Warrant Cash Payment to be made to the Public Warrant Holders.

(g)    Reflects proceeds from PIPE Financing used for the Cash Consideration portion of the Merger Consideration to Repay Equity Holders.

(h)    Represents liability with an estimated fair value of $83.0 million as a result of the Tax Receivable Agreement to be entered into between the Company and the Repay Equity Holders upon completion of the Business Combination. The Tax Receivable Agreement provides for the payment by the Company to the exchanging holders of Post-Merger Repay Units of 100% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes (or is deemed to realize in certain circumstances a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) in periods after the closing of the Business Combination as a result of (i) certain increases in tax basis resulting from the Business Combination; (ii) certain tax attributes related to historical basis adjustment of assets of Repay and its subsidiaries existing prior to the Business Combination; (iii) certain increases in tax basis resulting from exchanges of the Post-Merger Repay Units for Class A common stock of the Company pursuant to the Exchange Agreement; (iv) imputed interest deemed to be paid by the Company as a result of payments it makes under the Tax Receivable Agreement; and (v) certain increases in tax basis resulting from payments the Company makes under the Tax Receivable Agreement.

The amount of expected future payments under the Tax Receivable Agreement are dependent upon a number of factors, including the price of the Class A common stock of the Company and existing tax basis of Repay’s assets at the time an exchange of the Post-Merger Repay Units for shares of Class A common stock is effectuated pursuant to the Exchange Agreement as well as the Company’s cash tax savings rate in the years in which the Company utilizes tax attributes subject to the Tax Receivable Agreement.

Such estimated pro forma liability is based on the relative proportion of the existing limited liability company interests of Repay that the Repay Equity Holders exchange for cash as opposed to the Post-Merger Repay Units in connection with the Business Combination and also assumes that the Company has sufficient taxable income to recognize the benefit of the potential tax benefit in each future year after the Business Combination. Thunder Bridge used forecasts provided by Repay and currently enacted tax rates in calculating the pro forma liability related to the Tax Receivable Agreement. To the extent that changes in future tax law, earnings forecasts, or subsequent exchanges occur, actual liabilities related to the Tax Receivable Agreement liability may be different from the estimated liabilities reflected in this unaudited pro forma condensed combined statement of operations.

If all the Post-Merger Repay Units are ultimately exchanged, Thunder Bridge currently estimates that the Company would be required to pay an additional $40.5 million, which, combined with the initial $83.0 million, results in a total estimated payout of $123.5 million under the Tax Receivable Agreement. The initial $83.0 million is computed using actual cash consideration exchanged in the Business Combination. The remaining $40.5 million is computed based on a full exchange of the remaining Post-Merger Repay Units at $10.00 per share.

For more information on the Tax Receivable Agreement, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

(i)     Reflects the acquisition method of accounting based on the estimated fair value of the assets and liabilities of Repay. Additional information regarding the estimated fair value of identifiable intangible assets acquired and the tax effect of the purchase accounting is discussed below.

Intangible assets, net – carrying value	$67,377,051
Intangible assets, net – fair value	311,000,000
Pro forma adjustment to intangible assets, net	$243,622,949
Goodwill – carrying value	$119,529,202
Goodwill – fair value	370,340,080
Pro forma adjustment to goodwill, net	$250,810,878

(j)     At the time of issuance, certain of Thunder Bridge’s common shares were subject to a possible redemption and, as such, an amount of $249.0 million was classified outside of shareholders’ equity in Thunder Bridge’s historical balance sheet. Under the assumption that none of the 25,800,000 shares eligible for redemption are redeemed prior to the Business Combination, this amount is reclassified into shareholders’ equity.

(k)    Represents the reclassification of the historical Repay Equity Holders’ equity balance.

(l)     Reflects the conversion of all outstanding Class A ordinary shares and Class B ordinary shares to Class A common stock, pursuant to the Merger Agreement.

(m)   Reflects the cancellation of 2,335,000 Class B ordinary shares owned by the Sponsor at the closing of the Business Combination, pursuant to the Sponsor Letter Agreement. An additional 2,965,000 Class B ordinary shares owned by the Sponsor will be held in escrow and subject to potential forfeiture, but they are still deemed outstanding for purposes hereof.

(n)    Reflects $150 million of estimated Equity Consideration, pursuant to the Merger Agreement, based on current assumptions, as further described under “Note 1 — Description of the Business Combination.” Each Repay Equity Holder will be entitled to receive in exchange for their limited liability company interests (i) one share of Class V common stock of the Company and (ii) a pro rata share of the non-voting limited liability company interests of Repay as the surviving entity, referred to as Post-Merger Repay Units. These equity interests represent noncontrolling interests of the Company. However, if Thunder Bridge fails to satisfy the Cash Consideration Condition and Repay exercises its option to waive the Required Closing Cash Condition to a lower amount, then a corresponding, larger portion of the Merger Consideration will be payable in Post-Merger Repay Units and the voting power of the Repay Equity Holders following the Business Combination will be greater relative to the Thunder Bridge shareholders than is currently contemplated.

(o)    Reflects the fair value of Earn-Out Units, the contingent consideration to be paid to the Repay Equity Holders, pursuant to the Merger Agreement. The Company will reflect this as noncontrolling interests on its balance sheet. The Repay Equity Holders will have the contingent earn out right to receive, up to 7,500,000 Earn-Out Units based on the stock price of the Company during the 12 and 24 month anniversaries of the Closing as follows (in each case less any Earn-Out Units paid in satisfaction of certain transaction expenses):

a.      If prior to the twelve month anniversary of the Closing, the volume weighted average price of the Class A Common Stock is greater than or equal to $12.50 over any 20 trading days within any 30 trading day period, the Repay Equity Holders will be entitled to receive 50% of the Earn Out Units; and

b.      If prior to the twenty-four month anniversary of the Closing, the volume weighted average price of the Class A Common Stock is greater than or equal to $14.00 over any 20 trading days within any 30 trading day period, the Repay Equity Holders will be entitled to receive 100% of the Earn Out Units.

(p)    Represents the deferred tax liability (“DTL”) and the valuation allowance for the deferred tax asset (“DTA”). The Company will fully recover its 743(b) adjustments; however, there is a ceiling rule limitation with regard to 704(c) allocations requiring the opening balance sheet to be grossed up to record both a DTA and a DTL in offsetting directions for this portion. As the ceiling rule causes taxable income allocations to be in excess of 704(b) book allocations, the DTL will unwind leaving just the DTA portion that can only be recovered through a sale of the partnership interest or similar transaction. The Company does not expect to recover inside basis; therefore, a valuation allowance is placed on the full amount of the DTA.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(aa)   Represents estimated amortization expense related to the new fair value of intangibles of the Company at the closing of the Business Combination as follows:

For the three months ended March 31, 2019	Non-Competition Agreements	Developed Technology	Merchant Relationships	Channel Relationships
Fair value at the closing of the Business Combination	$3,000,000	$65,000,000	$220,000,000	$3,000,000
Useful life (years)	2	3	10	10
Amortization expense through March 31, 2019	375,000	5,416,667	5,500,000	75,000
Repay historical amortization expense	—	790,229	1,979,695	14,525
Pro forma adjustment	$375,000	$4,626,438	$3,520,305	$60,475
For the year ended December 31, 2018	Non-Competition Agreements	Developed Technology	Merchant Relationships	Channel Relationships
Fair value at the closing of the Business Combination	$3,000,000	$65,000,000	$220,000,000	$3,000,000
Useful life (years)	2	3	10	10
Amortization expense through December 31, 2018	1,500,000	21,666,667	22,000,000	300,000
Repay historical amortization expense	—	2,051,732	7,918,779	57,683
Pro forma adjustment	$1,500,000	$19,614,935	$14,081,221	$242,317

(bb)  Represents accretion of the estimated liability of the Tax Receivable Agreement liability, resulting from the Business Combination.

(cc)   Represents estimated interest expense related to the new debt to be issued by the Company at the closing of the Business Combination as follows:

For the three months ended March 31, 2019
Outstanding debt	$165,750,000
Interest rate(1)	6.00%
Interest on debt	2,485,876
Amortization of deferred financing fees	243,459
Interest expense on the new term loan through March 31, 2019	2,729,335
Unused revolving facility	20,000,000
Commitment fee	0.50%
Commitment fees through March 31, 2019	25,000
Total interest expense through March 31, 2019	2,754,335
Repay historical interest expense	1,347,041
Pro forma adjustment	$1,407,294

For the year ended December 31, 2018
Outstanding debt	$170,000,000
Interest rate(1)	5.53%
Interest on debt	9,398,987
Amortization of deferred financing fees	973,837
Interest expense on the new term loan through December 31, 2018	10,372,824
Unused revolving facility	20,000,000
Commitment fee	0.50%
Commitment fees through December 31, 2018	100,000
Total interest expense through December 31, 2018	10,472,824
Repay historical interest expense	6,072,837
Pro forma adjustment	$4,399,988

____________

(1)      The interest rate is calculated as the average 1 month LIBOR for the three months ended March 31, 2019 and the year ended December 31, 2018, plus a spread of 3.50%.

(dd)  Reflects the reversal of interest income and unrealized gain earned on marketable securities held in the Trust Account, which are redeemed and transferred to cash and cash equivalents at the closing of the Business Combination.

(ee)   Represents adjustment to income tax expense as a result of the tax impact of the pro forma adjustments related to purchase accounting and pro forma adjustments based on an effective tax rate of 23.53% to compute the income tax expense related to the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2019 and the year ended December 31, 2018.

(ff)    The Company will become the sole managing member of Repay upon completion of the Business Combination. The Company will have all management rights with respect to Repay, even if the Company may only have a minority economic interest in Repay after the Closing. As a result, the Company will consolidate the financial results of Repay and will record non-controlling interest on its consolidated balance sheets.

For the three months ended March 31, 2019 and the year ended December 31, 2018, the non-controlling interest will be approximately 25.7% and 25.9%, respectively (reflecting, for this purpose, an aggregate of 4,115,000 shares of Class A common stock held by the Sponsor, of which 2,965,000 shares will be held in escrow and subject to potential forfeiture). The percentage of the net loss attributable to the non-controlling interest will vary due to the differing level of income taxes applicable to the controlling interest.

(gg)  Represents the net earnings per share calculated using the historical weighted average of the Thunder Bridge Shares and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2018. Due to the net loss in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2019 and the year ended December 31, 2018, the outstanding warrants of the Company are anti-dilutive. Thus, these shares are excluded from the earnings per share calculation. Shares of the Company’s Class V common stock do not participate in the earnings or losses of the Company and, therefore, are not participating securities. As such, separate presentation of basic and diluted earnings per share of Class V common stock under the two-class method has not been presented.

Combined Pro Forma Basic Weighted Average Shares for the three months ended March 31, 2019 – No redemptions
Founder Shares converted to Class A common stock(1)	1,150,000
Class A ordinary shares not redeemed upon completion of the Business Combination converted to Class A common stock	25,800,000
Class A common stock issued in connection with the PIPE Financing	13,500,000
Pro forma weighted average shares (basic)	40,450,000

Combined Pro Forma Basic Weighted Average Shares for the year ended December 31, 2018 – No redemptions
Founder Shares converted to Class A common stock(1)	1,150,000
Class A ordinary shares not redeemed upon completion of the Business Combination converted to Class A common stock	25,800,000
Class A common stock issued in connection with the PIPE Financing	13,500,000
Pro forma weighted average shares (basic)	40,450,000

____________

(1)      Reflects the forfeiture of 2,335,000 Class B ordinary shares owned by the Sponsor at the closing of the Business Combination. An additional 2,965,000 Class B ordinary shares owned by the Sponsor (to be converted to Class A common stock upon completion of the Business Combination) will be held in escrow and subject to potential forfeiture.

5. Pro Forma Adjustments — Assuming Maximum Redemptions

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the Business Combination, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of the Company.

The pro forma combined consolidated provision for income taxes does not necessarily reflect the amounts that would have resulted had the Company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statements of operations are based upon the number of the Thunder Bridge Shares outstanding, assuming the transaction occurred on January 1, 2018.

In addition, the unaudited pro forma condensed combined financial information is not necessarily indicative of results as of or for periods after March 31, 2019, as applicable. In particular, the components comprising the Cash Consideration have fluctuated since March 31, 2019 and are expected to continue to do so. Thunder Bridge and Repay currently expect that the components of the Cash Consideration will be sufficient as of the Closing of the Merger to permit Thunder Bridge to satisfy the Cash Consideration Condition as of the Closing Date.

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

(a)     Represents the issuance of 13.5 million shares of Class A common stock through the PIPE Financing at a par value of $0.0001 per share and a value of $10.00 per share.

(b)    Reflects the net adjustment to cash associated with the PIPE Financing, Business Combination and Redemption of Class A ordinary shares.

Sources of consideration
Thunder Bridge cash, cash equivalents and marketable securities (including the Trust Account)	$264,935,884
PIPE Financing	135,000,000
New term loan	170,000,000
Repay cash on hand	12,722,640
Total sources	$582,658,524

Uses of consideration
Cash to Repay Equity Holders as part of the Merger Consideration	$260,000,000
Redemption of Class A ordinary shares	125,304,477
Cash required for the Warrant Cash Payment to the Public Warrant Holders	38,700,000
Repayment of existing Repay debt outstanding as of March 31, 2019	94,525,000
Transaction costs	41,785,020
Transaction bonuses	6,501,000
Deferred debt issuance costs in respect of the new term loan	5,843,024
Total uses	$572,658,521
Cash to Balance Sheet	$10,000,003

(c)     Represents the release of cash and marketable securities held in Trust Account that becomes available following the business combination.

(d)    Represents the deferred tax liability (“DTL”) and the valuation allowance for the deferred tax asset (“DTA”). The Company will fully recover its 743(b) adjustments; however, there is a ceiling rule limitation with regard to 704(c) allocations requiring the opening balance sheet to be grossed up to record both a DTA and a DTL in offsetting directions for this portion. As the ceiling rule causes taxable income allocations to be in excess of 704(b) book allocations, the DTL will unwind leaving just the DTA portion that can only be recovered through a sale of the partnership interest or similar transaction. The Company does not expect to recover inside basis; therefore, a valuation allowance is placed on the full amount of the DTA.

(e)     Reflects the repayment of $94.5 million of Repay debt outstanding, as of March 31, 2019 and the issuance of $170.0 million of new debt at the closing of the Business Combination, in the form of a five-year senior secured term loan facility as currently contemplated by the Debt Financing Term Sheet. The new term loan is expected to bear interest at either an adjusted LIBOR plus an applicable margin ranging from 2.50% to 3.50% per annum or alternate base rate plus an applicable margin ranging from 1.50% to 2.50% per annum. The table below represents the net debt adjustment related to the financing transactions:

Proceed from the new term loan:
Current maturities of long-term debt	$4,250,000
Long-term debt, net of current maturities	165,750,000
Deferred debt issuance costs on new borrowings	(5,843,024)
Proceeds from new term loan	164,156,976

Repayment of outstanding Repay debt:
Current maturities of long-term debt	(4,900,000)
Long-term debt, net of current maturities	(84,692,055)
Unamortized deferred debit issuance costs	(1,432,945)
Line of credit	(3,500,000)
Proceeds to cash and cash equivalents from the new term loan	$69,631,976

Pro forma adjustments:
Current maturities of long-term debt	$(650,000)
Long-term debt, net of current maturities	75,214,921
Line of credit	(3,500,000)

(f)     The pro forma adjustment represents an increase in liability of $92.7 million as a result of the Tax Receivable Agreement to be entered into between the Company and the Repay Equity Holders upon completion of the Business Combination. The Tax Receivable Agreement provides for the payment by the Company to the exchanging holders of Post-Merger Repay Units of 100% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes (or is deemed to realize in certain circumstances) (a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) in periods after the closing of the Business Combination as a result of (i) certain increases in tax basis resulting from the Business Combination; (ii) certain tax attributes related to historical basis adjustment of assets of Repay and its subsidiaries existing prior to the Business Combination; (iii) certain increases in tax basis resulting from exchanges of the Post-Merger Repay Units for Class A common stock of the Company pursuant to the Exchange Agreement; (iv) imputed interest deemed to be paid by the Company as a result of payments it makes under the Tax Receivable Agreement; and (v) certain increases in tax basis resulting from payments the Company makes under the Tax Receivable Agreement.

The amount of expected future payments under the Tax Receivable Agreement are dependent upon a number of factors, including the price of the Class A common stock of the Company and existing tax basis of Repay’s assets at the time an exchange of the Post-Merger Repay Units for shares of Class A common stock is effectuated pursuant to the Exchange Agreement as well as the Company’s cash tax savings rate in the years in which the Company utilizes tax attributes subject to the Tax Receivable Agreement.

Such estimated pro forma liability is based on the relative proportion of the existing limited liability company interests of Repay that the Repay Equity Holders exchange for cash as opposed to the Post-Merger Repay Units in connection with the Business Combination and also assumes that the Company has sufficient taxable income to recognize the benefit of the potential tax benefit in each future year after the Business Combination. Thunder Bridge used forecasts provided by Repay and currently enacted tax rates in calculating the pro forma liability related to the Tax Receivable Agreement. To the extent that changes in future tax law, earnings forecasts, or subsequent exchanges occur, actual liabilities related adjustments to the Tax Receivable Agreement liability may be different from the estimated liabilities reflected in this unaudited pro forma condensed combined statement of operations.

If all the Post-Merger Repay Units are ultimately exchanged, Thunder Bridge currently estimates that the Company would be required to pay an additional $28.1 million, which, combined with the initial $92.7 million, results in a total estimated payout of $120.8 million under the Tax Receivable Agreement. The initial $92.7 million is computed using actual cash consideration exchanged in the Business Combination. The remaining $28.1 million is computed based on a full exchange of the remaining Post-Merger Repay Units at $10.00 per share.

For more information on the Tax Receivable Agreement, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

(g)    Reflects payment of transaction costs of $41.8 million and the related adjustment to retained earnings for $32.1 million, which is the total transaction costs incurred less the previously accrued deferred transaction costs of $9.7 million.

(h)    Represents the conversion and redemption of the Company’s redeemable Class A ordinary shares at a price of $10.26 per share (expressed in number of shares):

Conversion of Class A ordinary shares not redeemed to Class A common stock	13,587,088
Redemption of Class A ordinary shares	12,212,912
Total redeemable shares	25,800,000

(i)     Represents the reallocation of the historical Repay members’ equity balance based on proportional ownership:

Historical members’ equity balance of Repay	$113,918,174
Less: 41.9% allocated to non-controlling interests	47,769,202
Historical members’ equity allocated to the Company’s equity	$66,148,972

(j)     Reflects the conversion of all outstanding Class A ordinary shares and Class B ordinary shares to Class A common stock, pursuant to the Merger Agreement.

(k)    Reflects the cancellation of 2,335,000 Class B ordinary shares owned by the Sponsor at the closing of the Business Combination, pursuant to the Sponsor Letter Agreement. An additional 2,965,000 Class B ordinary shares owned by the Sponsor will be converted into Class A common stock and will be held in escrow and subject to potential forfeiture, but they are still deemed outstanding for purposes hereof.

(l)     Represents cash to Repay Equity Holders as part of the Merger Consideration:

Cash consideration paid	$260,000,000
Less: 41.9% allocated to non-controlling interests	109,025,558
Impact of the cash consideration paid on the Company’s equity	$150,974,442

(m)   Reflects cash required for the Warrant Cash Payment to be made to the Public Warrant Holders.

(n)    Represents reduction in equity attributed to obligations in respect of the Tax Receivable Agreement:

Tax Receivable Agreement obligations	$92,669,750
Less: 41.9% allocated to non-controlling interests	38,859,120
Impact of the reduction in the Company’s equity attributed to the Tax Receivable Agreement obligations	$53,810,630

(o)    Represents the following costs:

Unamortized deferred debt issuance costs	$1,432,945
Transaction bonuses	6,501,000
DTA valuation allowance	1,633,555
Total costs	9,567,500
Less: 41.9% allocated to non-controlling interests	4,011,931
Impact of the expenses on the Company’s retained earnings	$5,555,569

(p)    Reflects the elimination of the historical accumulated retained earnings of Thunder Bridge, the accounting acquiree.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(aa)   Represents incremental interest expense related to the new debt issued by the Combined Company at the closing of the business combination.

For the three months ended March 31, 2019
Outstanding debt	$165,750,000
Interest rate(1)	6.00%
Interest on debt	2,485,876
Amortization of deferred financing fees	243,459
Interest on term loan through March 31, 2019	2,729,335
Unused revolving facility	20,000,000
Commitment fee	0.50%
Commitment fees through March 31, 2019	25,000
Total interest expense through March 31, 2019	2,754,335
Repay historical interest expense	1,347,041
Pro forma adjustment	$1,407,294

For the year ended December 31, 2018
Outstanding debt	$170,000,000
Interest rate(1)	5.53%
Interest on debt	9,398,987
Amortization of deferred financing fees	973,837
Interest on term loan through December 31, 2018	10,372,824
Unused revolving facility	20,000,000
Commitment fee	0.50%
Commitment fees through December 31, 2018	100,000
Total interest expense through December 31, 2018	10,472,824
Repay historical interest expense	6,072,837
Pro forma adjustment	$4,399,988

____________

(1)      The interest rate is calculated as the average 1 month LIBOR for the three months ended March 31, 2019 and the year ended December 31, 2018, plus a spread of 3.50%.

(bb)  Reflects the reversal of interest income and unrealized gain earned on marketable securities held in the Trust Account, which are redeemed and transferred to cash and cash equivalents upon completion of the business combination.

(cc)   Represents adjustment to income tax expense as a result of the tax impact on the pro forma adjustments related to purchase accounting and pro forma adjustments based on an effective tax rate of 23.53% to compute the income tax expense related to the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2019 and the year ended December 31, 2018.

(dd)  Represents the elimination of historical income attributed to the noncontrolling interest and attributes a portion of the pro forma loss to the noncontrolling interest created in the Business Combination. Income will be allocated to the noncontrolling interest based on its pro rata share of the total equity of the Surviving Operating Company.

As of the three months ended March 31, 2019 and the year ended December 31, 2018, the non-controlling interest will be approximately 41.9% and 41.8%, respectively (reflecting, for this purpose, an aggregate of 4,115,000 shares of Class A common stock held by the Sponsor, of which 2,965,000 shares will be held in escrow and subject to potential forfeiture). The percentage of the net loss attributable to the non-controlling interest will vary due to the differing level of income taxes applicable to the controlling interest.

(ee)   Represents the net earnings per share calculated using the historical weighted average of the Thunder Bridge Shares and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2018. Shares of the Company’s Class V common stock do not participate in the earnings or losses of the Company and, therefore, are not participating securities. As such, a separate presentation of basic and diluted earnings per share of Class V common stock under the two-class method has not been presented.

Combined Pro Forma Basic Weighted Average Shares for the three months ended March 31, 2019 – Maximum Redemption
Founder Shares converted to Class A common stock(1)	1,150,000
Class A ordinary shares not redeemed upon completion of the Business Combination converted into Class A common stock	13,587,088
Class A common stock issued in connection with the PIPE Financing	13,500,000
Pro forma weighted average shares (basic)	28,237,088
Class A common stock in respect of warrants outstanding after PIPE Financing(2)	3,051,389
Pro forma weighted average shares (diluted)	31,288,477

Combined Pro Forma Basic Weighted Average Shares for the year ended December 31, 2018 – Maximum Redemption
Founder Shares converted to Class A common stock(1)	1,150,000
Class A ordinary shares not redeemed upon completion of the Business Combination converted into Class A common stock	13,734,335
Class A common stock issued in connection with the PIPE Financing	13,500,000
Pro forma weighted average shares (basic)	28,384,335
Class A common stock in respect of warrants outstanding after PIPE Financing(2)	3,051,389
Pro forma weighted average shares (diluted)	31,435,724

____________

(1)      Reflects the forfeiture of 2,335,000 Class B ordinary shares owned by the Sponsor at the closing of the Business Combination. An additional 2,965,000 Class B ordinary shares, owned by the Sponsor, will be converted into Class A common stock upon completion of the Business Combination and held in escrow, subject to potential forfeiture.

(2)      Represents the amount of additional Class A common stock to be issued, using the treasury stock method, in respect of 8,450,000 total number of warrants outstanding, with an exercise price of $11.50 per whole share of Class A common stock.

INFORMATION ABOUT THUNDER BRIDGE

Overview

Thunder Bridge was incorporated as a Cayman Islands exempted company on September 18, 2017 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination, one or more businesses or entities.

Significant Activities Since Inception

Thunder Bridge was incorporated as a Cayman Islands exempted company on September 18, 2017 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination, one or more businesses or entities. On September 20, 2017, an aggregate of 5,750,000 Class B ordinary shares (the “Founder Shares”) were sold to the Sponsor at a price of approximately $0.004 per share, for an aggregate price of $25,000. On June 18, 2018, Thunder Bridge effectuated a 1.125 for 1 dividend of its ordinary shares resulting in an aggregate of 6,468,750 Founder Shares issued and outstanding.

On June 21, 2018, Thunder Bridge completed its IPO of 22,500,000 units. Each unit consists of one Class A ordinary share and one Public Warrant, with each Public Warrant entitling the holder thereof to purchase one Class A ordinary share for $11.50 per share. The units were sold at a price of $10.00 per Unit, generating gross proceeds to Thunder Bridge of $225,000,000. Pursuant to an option granted to Cantor the representative of the several underwriters in the IPO, on June 28, 2018, the underwriters partially exercised the option and purchased 3,300,000 units, generating gross proceeds of $33,000,000. As a result of the underwriters not exercising the over-allotment in full, 18,750 Founder Shares were forfeited, resulting in an aggregate of 6,450,000 Founder Shares issued and outstanding. In addition, Thunder Bridge completed the sale of 8,830,000 Private Placement Warrants at a price of $1.00 per warrant in a private placement to the Sponsor and Cantor, generating gross proceeds of $8,830,000. A total of $260,580,000 of the net proceeds from the IPO and the Private Placement Warrants were deposited in the Trust Account established for the benefit of the public shareholders.

Recent Developments

On March 11, 2019, the Nasdaq Listing Qualifications Staff sent a letter to Thunder Bridge, pursuant to Nasdaq Listing Rule 5250(a), requesting, among other things, that Thunder Bridge provide information and documents related to certain named persons and entities and their relationship to Thunder Bridge. Thunder Bridge submitted its response to the Nasdaq Listing Qualifications Staff request in April 2019. The Nasdaq Staff has not requested any additional information, nor has it indicated that it intends to request additional information, from Thunder Bridge in relation to this matter.

Effecting a Business Combination

General

Thunder Bridge is not presently engaged in and Thunder Bridge will not engage in, any substantive commercial business until it completes the Business Combination with Repay or another target business.

Fair Market Value of Target Business

Pursuant to Nasdaq listing rules, the target business or businesses that Thunder Bridge acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the execution of a definitive agreement for Thunder Bridge’s initial business combination. The fair market value of the target or targets will be determined by our Board of Directors based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. Our shareholders will be relying on the business judgment of our Board of Directors, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. As discussed in the Section entitled “Shareholder Proposal 2: The Business Combination Proposal — Satisfaction of 80% Test,” Thunder Bridge Board determined that this test was met in connection with the Business Combination.

Shareholder Approval of the Business Combination

Thunder Bridge is seeking shareholder approval of the Business Combination at the Shareholders Meeting to which this proxy statement/prospectus relates and, in connection with such meeting, holders of Public Shares may redeem their shares for cash in accordance with the procedures described in this proxy statement/prospectus. Such Redemption Rights will be effected under the Memorandum and Articles of Association and the laws of the Cayman Islands. Unlike other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, Thunder Bridge’s Sponsor and its directors and officers have agreed in the Letter Agreement (i) to vote (A) the Founder Shares (all of which are held by the Sponsor) and (B) any other ordinary shares owned by the Sponsor or Thunder Bridge’s directors and officers, in favor of the Business Combination; and (ii) to not redeem any Thunder Bridge Shares in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination, or a vote to amend the provisions of the Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity. If the Business Combination is not completed, then Public Shareholders electing to exercise their Redemption Rights will not receive such payments and their shares will not be redeemed.

Thunder Bridge will complete the Business Combination (or any other proposed business combination, if the Business Combination is not completed) only if Thunder Bridge has net tangible assets of at least $5,000,001 upon the completion of the Business Combination (or if the Articles Amendment is approved, immediately prior to the completion of such Business Combination without regard to the assets or liabilities of the target company of such business combination and its subsidiaries), after giving effect to payments to Public Shareholders who exercise their Redemption Rights and a majority of the outstanding Thunder Bridge Shares voted are voted in favor of the Business Combination. Thunder Bridge chose the net tangible asset threshold of $5,000,001 to ensure that it would avoid being subject to Rule 419 promulgated under the Securities Act of 1933, as amended. It also is a condition to the closing of the Merger that Thunder Bridge will have sufficient cash, after giving effect to the Redemptions, to deliver the Cash Consideration to Repay Equity Holders at Closing in an amount equal to $260,000,000 (prior to deductions for the Repay Securityholder Expense Amount and the Cash Escrow) (or such lower cash amount designated by Repay if Repay waives the condition).

To ensure that it can meet the net tangible asset condition and the Cash Consideration Condition at Closing, Thunder Bridge may seek additional equity financing in connection with the Business Combination involving the issuance of additional equity securities of Thunder Bridge. In the event that Thunder Bridge issues additional equity in connection with such equity financing or, in the event Repay waives the Required Closing Cash Condition so that a larger portion of the Merger Consideration is payable in Post-Merger Repay Units, the ownership percentage in the Company belonging to the Public Shareholders will be reduced.

Despite the net tangible asset condition and the Cash Consideration Condition, Thunder Bridge may be able to complete the Business Combination even if a majority of Thunder Bridge’s Public Shareholders do not agree with the Business Combination and have redeemed their shares or if Thunder Bridge has entered into privately negotiated agreements for investors to sell their shares to Thunder Bridge’s Sponsor, directors and officers, advisors or their affiliates.

Please refer to the section entitled “Risk Factors — Risks Related to Thunder Bridge” for more information.

Liquidation if No Business Combination

Unless Thunder Bridge submits and Thunder Bridge shareholders approve an extension, if the Business Combination (or combination with another target business) is not completed by December 21, 2019, such condition will trigger Thunder Bridge’s automatic winding up, dissolution and liquidation pursuant to the terms of the Memorandum and Articles of Association. As a result, this has the same effect as if Thunder Bridge had formally gone through a voluntary liquidation procedure under the Companies Law. Accordingly, no vote would be required from Thunder Bridge’s shareholders to commence such a voluntary winding up, dissolution and liquidation.

The amount in the Trust Account (less approximately $3,225 representing the aggregate nominal par value of the Public Shares) under the Companies Law will be treated as share premium which is distributable under the Companies Law provided that immediately following the date on which the proposed distribution is proposed to be made, Thunder Bridge is able to pay its debts as they fall due in the ordinary course of business. If Thunder Bridge is forced to liquidate the Trust Account, Thunder Bridge anticipates that it would distribute to its Public Shareholders the amount in the Trust Account calculated as of the date that is two days prior to the distribution date (including any accrued interest). Prior to such distribution, Thunder Bridge would be required to assess all claims that may be potentially brought against it by its creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the Public Shareholders with respect to amounts that are owed to them. Thunder Bridge cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event Thunder Bridge enters an insolvent liquidation. Furthermore, while Thunder Bridge has obtained and it will continue to seek to have all vendors, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business and prospective target businesses execute agreements with Thunder Bridge waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with Thunder Bridge, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.

The Sponsor and Thunder Bridge’s directors and officers have agreed to waive their rights to participate in any liquidation of the Trust Account or other assets with respect to the Founder Shares held by them and to vote their Founder Shares in favor of any dissolution and plan of distribution which Thunder Bridge submits to a vote of shareholders. There will be no distribution from the Trust Account with respect to Thunder Bridge’s warrants, which will expire worthless.

Pursuant to the Merger Agreement, Repay has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Thunder Bridge’s Trust Account held for its Public Shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) except, in each case with respect to claims that Repay or its affiliates may have in the future against Thunder Bridge’s assets or funds that are not held in the Trust Account (other than distributions to Public Shareholders) and claims against any other Person (or any affiliate thereof ) that is party to an alternative business combination consummated by Thunder Bridge.

If Thunder Bridge is unable to complete the Business Combination and expends all of the net proceeds of Thunder Bridge’s IPO, other than the proceeds deposited in the Trust Account and without taking into account interest, if any, earned on the Trust Account, the per-share distribution from the Trust Account would be approximately $10.26 based on the value of the Trust Account as of March 31, 2019.

The proceeds deposited in the Trust Account could, however, become subject to the claims of Thunder Bridge’s creditors which would be prior to the claims of the Public Shareholders. Although Thunder Bridge has obtained and will continue to seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities Thunder Bridge engages execute agreements with Thunder Bridge waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against Thunder Bridge’s assets, including the funds held in the Trust Account.

The Sponsor has agreed that it will be liable to Thunder Bridge if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which Thunder Bridge has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.10 per public share (or such higher amount then held in trust) or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Thunder Bridge’s indemnity of the underwriters of Thunder Bridge’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Additionally, if Thunder Bridge is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Thunder Bridge’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the shareholders. To the extent any bankruptcy claims deplete the Trust Account, Thunder Bridge cannot assure you it will be able to return to the Public Shareholders at least $10.10 per public share (or such higher amount then held in trust).

Employees

Thunder Bridge has five officers who are its only employees. These individuals are not obligated to devote any specific number of hours to Thunder Bridge’s matters and intend to devote only as much time as they deem necessary to its affairs. Thunder Bridge does not intend to have any full-time employees prior to the completion of a business combination. Upon completion of the Business Combination, the employment of these officers will terminate.

Facilities

Thunder Bridge maintains its principal executive offices at 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066. Thunder Bridge considers its current office space, combined with the other office space otherwise available to its officers, adequate for its current operations. Upon completion of the Business Combination, the principal executive offices of the Company will be located at 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305.

Legal Proceedings

There are no legal proceedings pending against Thunder Bridge.

DIRECTORS, OFFICERS, EXECUTIVE
COMPENSATION AND CORPORATE GOVERNANCE OF THUNDER BRIDGE
PRIOR TO THE BUSINESS COMBINATION

Management and Board of Directors of Thunder Bridge

Thunder Bridge’s current directors and officers are as follows:

Name	Age	Title
Peter J. Kight	62	Executive Chairman
Gary A. Simanson	58	President, Chief Executive Officer and Director
William A. Houlihan	62	Chief Financial Officer
John Wu	47	Chief Investment Officer
Mary Anne Gillespie	66	Director and Chief Sales and Marketing Officer
Robert H. Hartheimer	62	Director
Stewart J. Paperin	71	Director
Allerd D. Stikker	57	Director
Ming Shu, PhD.	47	Director

Peter “Pete” J. Kight has been the Executive Chairman of the Board of Directors since June 2018. Mr. Kight has 34 years of industry experience. He has been an Angel Investor and Advisor to Commerce Ventures, a Silicon Valley based venture capital firm focused on investing in innovations in the retail and financial services industries, since 2012. Mr. Kight previously served as a Co-Chairman and Managing Partner at Comvest Partners, a mid-market private investment firm, from 2010 – 2013, and then as a Senior Advisor at Comvest Partners from 2013 to 2015. He was the Founder, Chairman, and Chief Executive Officer of CheckFree Corporation (NASDAQ: CKFR), a provider of financial services technology, from 1981 until it was acquired by Fiserv (NASDAQ: FISV) in 2007. Mr. Kight then served as director and vice chairman of Fiserv following Fiserv’s acquisition of CheckFree from 2007 to 2012 (Vice chairman from 2007 to 2010). Mr. Kight joined the Board of Directors of Blackbaud (NASDAQ: BLKB), a supplier of software and services specifically designed for nonprofit organizations, in 2014. Mr. Kight has served on the Board of Directors of Huntington Bancshares Incorporated (NASDAQ: HBAN), a regional bank holding company, since 2012. Mr. Kight previously served on the boards of directors of Akamai Technologies, Inc. (NASDAQ GS: AKAM), distributor of computing solutions and services, from 2004 to 2012, Manhattan Associates, Inc., (NASDAQ: MANH) a provider of supply chain planning and execution solutions, from 2007 to 2011 and Kabbage, Inc., a technology-driven SME lending company, from 2015 to November 2017. Mr. Kight is also a member of the Board of Directors Urjanet, Inc., a data analytics company focused primarily on energy, utility, and financial transaction data, from 2016 to present and Insightpool, LLC, a marketing data analytics business focused on earned influence marketing analytics, from 2015 to June 2018. He has been a Principal of Thunder Bridge Capital, LLC, since 2017. He holds more than a dozen patents and publications for electronic banking and payment systems. Mr. Kight is well-qualified to serve as a member of the Board of Directors due to his extensive financial services, operational, management and investment experience.

Gary A. Simanson has been President, Chief Executive Officer and Director of Thunder Bridge since its inception. Mr. Simanson is founder of Thunder Bridge Capital, LLC and has served as its Chief Executive Officer since 2017. In addition to serving in that capacity, Mr. Simanson serves as head of its Investment Committee, Credit Committee, Enterprise Risk Committee, Loan Review and other executive committees and is responsible for sourcing and establishing strategic loan asset purchase relationships and equity opportunities within the financial services and FinTech industries. From 2015 through June 2017, Mr. Simanson founded and managed Endeavor Capital Management, L.L.C., Endeavor Capital Advisors, L.L.C., Endeavor Capital Fund, LP, and Endeavor Equity Fund, LP (collectively, “Endeavor”), targeting debt and equity investments in the marketplace lending industry. Prior to founding Endeavor, Mr. Simanson served as an advisor and then as a Director, President and Chief Executive Officer of First Avenue National Bank from 2013 to 2015, restructuring its balance sheet, lending practices, underwriting procedures, special credits, ALCO, corporate governance, enterprise risk, IT, retail delivery, and achieving strong regulatory results. He has been Managing Director of First Capital Group, L.L.C., an investment banking advisory firm specializing in the financial industry and bank mergers and acquisitions, strategic planning, capital raising and enterprise risk management from 1997 to the present. In such capacity, Mr. Simanson has both initiated and advised on bank mergers and acquisitions, capital raising transactions, enterprise risks and strategic initiatives around the country and has spoken nationally and internationally on enterprise risk, bank mergers and acquisitions, and also on the emerging marketplace lending and global FinTech industry, including the uses of blockchain for international asset selection and verification and income stream allocation and treasury management. Mr. Simanson previously served as the financial expert for the Audit Committee and as a member of the Board of Directors of First Guaranty Bancshares, Inc., with $1.4 billion in assets, and its wholly-owned subsidiary First Guaranty Bank; and as a Senior Advisor to the Chairman of Alpine Capital Bank and its related companies, operating in the commercial banking, investment advisory, merchant banking and portfolio investment areas. He was Founder, Vice Chairman and Chief Strategic Officer of Community Bankers Trust Corporation, a $1.2 billion in assets bank holding company for Essex Bank (NASDAQ NMS “ESXB”) and previously served as its President, Chief Executive and Chief Financial Officer, and as a Director since its inception in 2005 to 2011, overseeing its IPO in 2006 as a special purpose acquisition company, Community Bankers Acquisition Corp, its bank acquisitions and shareholder reformulation in 2008, and its failed bank acquisitions from the FDIC in 2008 and 2009. In addition to serving as managing director of First Capital Group, Mr. Simanson also served as Senior Vice President concentrating in bank mergers and acquisitions and capital markets with FTN Financial Capital Markets, a wholly owned investment banking and financial services subsidiary of First Horizon National Corporation (NYSE: FHS) from 1998 to 1999. From 1992 to 1995, Mr. Simanson was Associate General Counsel at Union Planters Corporation, then a NYSE-traded bank holding company (presently Regions Financial Corporation (NYSE: RF)), where his duties included the negotiation and preparation of all bank merger and acquisition transaction documents, transaction due diligence, member of integration committee, preparation of all regulatory filings, registration statements and other securities filings and other bank regulatory matters. From 1989 to 1992, he was a practicing attorney, beginning his career with Milbank, Tweed, Hadley& McCloy, LLP, specializing in the securities, bank regulatory and bank merger and acquisition areas. Mr. Simanson is licensed to practice law in the states of New York, Colorado and Tennessee. Mr. Simanson received his B.A. degree, majoring in Economics, from George Washington University. He earned his M.B.A., majoring in Finance, from George Washington University and holds a J.D. from Vanderbilt University. Mr. Simanson is well-qualified to serve as a member of the Board of Directors due to his extensive banking, financial and advisory experience.

William “Bill” A. Houlihan has been Chief Financial Officer since June 2018. He has served since 2012 as a director and audit committee chairman for Max Exchange, LLC, a privately-owned residential mortgage loan trading business. He has served since 2009 as a director and financial expert on the audit committee of First Physicians Capital Group, or FPCG, a privately-owned health care investment company, which was registered with the SEC prior to completion of a going-private transaction in 2015, from 2013 to 2014 as non-executive chairman of its Board of Directors and since 2013 as the chairman of its audit committee. Since 2013 he has served as a director and Audit Committee Chairman of Five Oaks Investment Company (NYSE: OAKS), a mortgage REIT. He served from 2013 to 2015 as lead independent director and chairman of the audit committee of Tiptree Financial Partners, LP (PINX:TIPTL), or Tiptree, a financial services holding company; and from 2010 to 2013 as lead independent director and chairman of the audit committee for Care Investment Trust (OTCQX: CVTR), a healthcare REIT which merged with Tiptree in 2013. From 2003 to 2010, he was a director of SNL Financial, a privately owned financial information company, and in addition, from 1998 to 2012 he was a director and shareholder of a family-owned commercial real estate investment partnership. He served from 2013 to 2014 as the chief financial officer for Amalgamated Bank, a privately owned bank. From 2001 through 2008, Mr. Houlihan was a private investor while he served as transitional Chief Financial Officer for several distressed financial services companies: Sixth Gear, Inc. from 2007 to 2008; Sedgwick Claims Management Services from 2006 until 2007; Metris Companies from 2004 to 2006; and Hudson United Bancorp from 2001 to 2003. From 1981 until 2000, and for short-term periods in 2004 and 2007, Mr. Houlihan worked for a number of investment banking companies, including UBS (NYSE:UBS), J.P. Morgan (NYSE:JPM), Keefe Bruyette & Woods, Bear Steams and Goldman Sachs (NYSE:GS). He also held several auditing and accounting positions from 1977 through 1981. In addition he was licensed as a Certified Public Accountant, but his license is currently inactive. Since 2017 has been an adjunct professor for the Feliciano School of Business at Montclair State University. On March 13, 2015, Mr. Houlihan settled an administrative proceeding brought by the SEC regarding his alleged failure to file on a timely basis required Schedule 13D amendments and Section 16(a) reports relating to his beneficial ownership of securities of FPCG. Mr. Houlihan is a member of the Board of Directors of FPCG and a greater than 10% beneficial owner of FPCG securities. In the settlement, Mr. Houlihan did not admit or deny the SEC’s allegations, consented to the entry of a cease and desist order requiring him not to cause any violation of Sections 13(d)(2) and 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and agreed to pay a civil penalty of $15,000 to the SEC. Mr. Houlihan received a B.S., magna cum laude, in Accounting from Manhattan College and received his M.B.A. in Finance from New York University Graduate School of Business.

John Wu has been Chief Investment Officer since June 2018. Mr. Wu is a seasoned alternative investment executive with over twenty years of experience investing in technology, media, telecom, and FinTech companies. He has a track record in long/short equity investing in developed and emerging markets. In addition, he has experience investing in macro assets as well as structuring derivative products and developing risk management tools. Since January 2018, Mr. Wu has served as the Chief Executive Officer of the Digital Securities Group of SharesPost, overseeing its expansion into digital assets and cryptocurrencies. SharesPost gives private growth companies and their shareholders a platform providing capital markets liquidity. Mr. Wu also serves as the Chief Executive Officer and Portfolio Manager of SEGO, LLC, a family office investment firm, since 2014. Previously, Mr. Wu was Managing Partner and Founder of Sureview Capital, a global multisector long-short equity hedge fund, from 2010 to 2014. While at Sureview Capital, he secured a strategic investment from The Blackstone Group and raised approximately $400M in AUM from global institutions. Immediately prior to forming Sureview, Mr. Wu was at Kingdon Capital, a multi-billion dollar long-short hedge fund from 2004 to 2010. At Kingdon, he was a Portfolio Manager, responsible for investing in a cross-section of industries within technology, media, telecom, consumer discretionary, business services, and FinTech. Mr. Wu was the Portfolio Manager of Weiss Multi-Strategy Advisers LLC, an asset management firm, from 2015 to 2017. Mr. Wu started his hedge fund career in 1992 at Tiger Management where he spent four years as a macro analyst and trader. He received an M.B.A. from Harvard Business School and a B.S. in Economics from Cornell University.

Mary Anne Gillespie has been our Director and Chief Sales and Marketing Officer since 2018. Ms. Gillespie has been the Executive Vice President of Sales/Product Marketing at EIS Group, a provider of digital-ready, customer-centered core insurance systems, since 2015. She has 35 years of multichannel customer engagement experience. She has executed sales strategies and market growth in national and global territories for companies ranging from start-up to $9 billion in revenue across a broad range of industries. Ms. Gillespie previously served as Executive Vice President at TAS Group, a provider of software solutions for electronic money, payment systems, capital markets and ERP, from 2011 to 2012 and Vice President of Merchant Sales at PayPal (NASDAQ: PYPL) from 2007 to 2009. Prior to those positions, she was Vice President of Sales at Guidewire Software, a software publisher, from 2005 to 2007. Earlier, she worked in several roles at Oracle Corporation (NYSE:ORCL) leading to Senior Vice President of Sales. Ms. Gillespie received an M.B.A. degree from the University of New Hampshire and a B.A. degree from Saint Mary’s College in Notre Dame, Indiana.

Robert H. Hartheimer has been a director since June 2018. Mr. Hartheimer has been an Independent Director of CardWorks, a privately held consumer lender and credit card servicer since 2017 and an Independent Director of Lending Club Asset Management, an investment management subsidiary of fin-tech market lending firm Lending Club (NYSE: LC) since 2016. Mr. Hartheimer is Co-Founder and Chief Regulatory Officer of CreditStacks, a fin-tech credit card originator since 2015 and the Founder and Managing Member of Hartheimer LLC, which provides senior-level consulting services to banks, investment firms and financial services companies on financial, regulatory, strategic and governance matters, since 2008. From 2002 to 2008, Mr. Hartheimer was a Managing Director at Promontory Financial Group, a regulatory consulting firm. In 1991, Mr. Hartheimer joined the Federal Deposit Insurance Corporation, where he and a small team created the Division of Resolutions to analyze and sell failed banks. He went on to serve as the Director of that division. Mr. Hartheimer’s other past positions include senior roles at investment banks, including Merrill Lynch, Smith Barney and Friedman Billings Ramsey. Mr. Hartheimer previously served on four Boards of directors: Higher One Holdings (NYSE: ONE) a financial technology company focused on providing cost-saving solutions to colleges and universities from 2012 to 2016, Sterling Financial Corporation and Sterling Bank (NASDAQ: STSA), a recapitalized regional bank in the State of Washington from 2010 to 2014, the three E*Trade Banks (E*Trade Bank, E*Trade Savings Bank and United Medical Bank subsidiaries of online broker E*Trade), where he served as Chairman of the Audit Committee for such bank subsidiaries for part of this tenure (NASDAQ: ETFC) from 2005 to 2008, and Merrick Bank, a Utah based credit card bank, from 1997 to 2003, where he served as Chairman of its Audit Committee. Mr. Hartheimer received his B.A. from Hamilton College and his M.B.A. from The Wharton School of the University of Pennsylvania. Thunder Bridge believes that Mr. Hartheimer is well-qualified to serve on the Board of Directors because he brings to it his extensive experience in the financial services industry, the bank regulatory community and investment banking.

Stewart J. Paperin has been a director since June 2018. Mr. Paperin currently serves as the managing member of Leopard Rock Property Group, a real property development and investment firm located in Los Angeles and San Diego, California. Mr. Paperin served as Executive Vice President of the Soros Foundation, a worldwide private philanthropic foundation, from 1996 to 2013, where he oversaw financial, administrative and economic development activities. From 1996 to 2005, Mr. Paperin served as a Senior Advisor and portfolio manager for Soros Fund Management LLC, a financial services company, and from 2005 to 2014, he served as a consultant to Soros Fund

Management LLC. From 1996 to 2007, Mr. Paperin served as a Director of Penn Octane Corporation (NASDAQ: POCC), a company engaged in the purchase, transportation and sale of liquefied petroleum gas. Prior to joining the Soros organizations, Mr. Paperin served as President of Brooke Group International, an investment firm concentrated on the former Soviet Union, from 1990 to 1993, and as Senior Vice President and Chief Financial Officer of Western Union Corporation, a provider of money transfer and message services, which was controlled by Brooke Group, from 1988 to 1990. Prior to Western Union Corporation, Mr. Paperin served as Chief Financial Officer of Timeplex Corporation, a telecommunications equipment provider, from 1986 to 1988 and of Datapoint Corporation, a computer equipment manufacturer, from 1985 to 1986. Prior to Datapoint Corporation, Mr. Paperin served as a financial officer of Pepsico Corporation (NYSE: PEP) from 1980 to 1985 and as a management consultant at Cresap McCormick & Paget from 1975 to 1980. Mr. Paperin has been a director of ARMOUR REIT since 2009. Mr. Paperin served as a member of Enterprise’s Board of Directors, ARMOUR’s predecessor from its inception in 2007 to its merger with ARMOUR in 2009. Mr. Paperin was also a director of JAVELIN from 2012 until the merger in 2016. Mr. Paperin also served as a member of the Board of Directors of Community Bankers Acquisition Corp., a blank check company formed to acquire an operating business in the banking industry (NYSE MKT LLC: BTC).

In May 2016, Mr. Paperin was named as a defendant in his capacity as a former director of JAVELIN, together with all other directors, in a consolidated class action filed in the Circuit Court for Baltimore City, Maryland, alleging, among other claims, breaches of fiduciary duty, aiding and abetting breaches of fiduciary duty and waste in connection with JAVELIN’s merger with ARMOUR and related transactions (the “JAVELIN Transactions”). The plaintiffs in the case were seeking equitable relief, including, among other relief, to enjoin consummation of the JAVELIN Transactions, or rescind or unwind the JAVELIN Transactions if already consummated, and award costs and disbursements, including reasonable attorneys’ fees and expenses. On June 27, 2016, the defendants in the case filed a motion to dismiss the complaint for failing to state a claim upon which relief can be granted. A hearing was held on the motion on March 3, 2017. In the two year period since the hearing date, the court has not issued an order on the motion to dismiss.

Mr. Paperin holds an M.S. in Management, and a B.A. in Economics Management from the State University of New York at Binghamton, and was awarded an Honorary Doctor of Humane Letters by the State University of New York. Thunder Bridge believes that Mr. Paperin is well-qualified to serve on the Board of Directors because he brings to it his extensive experience in the financial services industry, the bank regulatory community and investment banking.

Allerd D. Stikker has been a director since June 2018. Mr. Stikker started his career as a banking consultant in the United States. After moving back to Europe, he became active within the oil and gas sector and was subsequently employed in the financial services sector as Chief Financial Officer for IMC B.V. After a sabbatical period, he joined the BXR Group, an international private investment group, in 2008 as Chief Financial Officer with responsibility for its real estate division and served as Chief Operating Officer of BXR Group (“BXR”) from 2011 until 2014. He has been the Chief Executive Officer of BXR since 2014. Since April 2018, Mr. Stikker has served as advisor to BXR. During his tenure at BXR, Mr. Stikker served on numerous boards and in many occasions as chairman, such as Green Gas International, a methane processor, Advanced World Transport, a railway transporter in Eastern Europe, Tower Group A/S, a real estate investor in the German residential market and BXR Group BV, the entity within BXR that makes all major decisions. Mr. Stikker has an M.B.A. and a B.A. in Business Administration from George Washington University. Thunder Bridge believes that Mr. Stikker is well-qualified to serve on the Board of Directors due to his extensive experience in the financial services industry, the bank regulatory community and investment banking.

Ming Shu, Ph.D. has been a director since June 2018. Dr. Ming Shu is currently a partner at Lingfeng Capital Management, a private equity firm focused on financial technology, consumer finance, big data, payments, and other technology companies, since 2016. Previously he was Chief Executive Officer of Financial Services and Group Vice President/Head of Strategic M&A at SF Express Co. Ltd., (SHE:002352) a Chinese delivery services company, from 2015 to 2016 where he drove an omni-channel strategy strengthening the financial service platform for individual and SME customers and led the company’s strategic investment and M&A activities. From 2013 to 2015 Dr. Ming Shu was Group Vice President at Alibaba Group/ANT Financial (NYSE: BABA) in Hangzhou. He served as Chief Operating Officer of Henderson Global Investors (formerly LSE:HGG, ASX:HGG) an investment manager, from 2010 to 2013 and as Head of Greater China for Henderson Equity Partners from 2006 to 2013. He started his career as a consultant at the Boston Consulting Group in Chicago and New York. He holds a M.B.A. from Harvard Business School, an M.S. and a Ph.D. in Biomedical Engineering from Duke University and a B.A. in Computer Science and Mathematics from Macalester College. Dr. Ming Shu is also a CFA Charter holder since 2006. Thunder Bridge believes that Dr. Ming Shu is well-qualified to serve on the Board of Directors because he brings to it his extensive experience in the financial services industry and investment banking as well as executive level operating experience.

Corporate Governance

Number, Terms of Office and Election of Officers and Directors

The Thunder Bridge Board currently consists of seven members. Holders of Public Shares do not have the right to vote on the election of directors during such time. These provisions of the Memorandum and Articles of Association may only be amended by a special resolution passed by at least 90% of the ordinary shares voting in a Shareholders Meeting. Each of the directors holds office for a two-year term. Subject to any other special rights applicable to the shareholders, any vacancies on the Thunder Bridge Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the Thunder Bridge Board or by a majority of the holders of the Founder Shares.

The officers of Thunder Bridge are elected by the Thunder Bridge Board and serve at the discretion of the Board of Directors, rather than for specific terms of office. The Thunder Bridge Board is authorized to appoint persons to the offices set forth in the Memorandum and Articles of Association as it deems appropriate. The Memorandum and Articles of Association provide that the officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the Thunder Bridge Board.

The directors and officers following the Business Combination will be changed pursuant to the Merger Agreement as is described above under the section of this proxy statement/prospectus entitled “Management of the Company Following the Business Combination.”

Director Independence

The Nasdaq listing standards require that a majority of the Thunder Bridge Board be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The Thunder Bridge Board has determined that each of Messrs. Hartheimer, Paperin, Stikker and Shu is an independent director under applicable SEC and Nasdaq rules. The independent directors have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

of the officers or directors of Thunder Bridge has received any compensation for services rendered to Thunder Bridge. Until the earlier of completion of an initial business combination and the liquidation of Thunder Bridge, Thunder Bridge will pay an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services. The Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on behalf of Thunder Bridge, such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The audit committee reviews on a quarterly basis all payments that were made to the Sponsor, officers, directors or Thunder Bridge’s or their affiliates.

In connection with the Business Combination, the Company intends to adopt a non-employee director compensation policy and after the completion of the Business Combination, directors or members of the Thunder Bridge management team who remain with the Company may be paid director compensation, consulting, management or other fees from the Company. All of these fees are fully disclosed to shareholders, to the extent then known, in this proxy statement/prospectus. However, it is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to the officers will be determined by a compensation committee constituted solely by independent directors.

Thunder Bridge does not intend to take any action to ensure that members of its management team maintain their positions with the Company after the completion of the Business Combination, although it is possible that some or all of the officers and directors of Thunder Bridge may negotiate employment or consulting arrangements to remain with the Company after the Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with the Company may have influenced management’s motivation in identifying or selecting Repay but Thunder Bridge does not believe that the ability of its management to remain with the Company after the completion of the Business Combination was a determining factor in the decision to proceed with the Business Combination. Thunder Bridge is not party to any agreements with its officers or directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

The Thunder Bridge Board currently has two standing committees: an audit committee and a compensation committee. Each committee operates under a charter that has been approved by the board and has the composition and responsibilities described below. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

The Thunder Bridge Board has established an audit committee. The members of the audit committee are Messrs. Hartheimer, Paperin and Stikker. Mr. Hartheimer serves as chairman of the audit committee.

Each member of the audit committee is financially literate and the Thunder Bridge Board has determined that Mr. Hartheimer qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Thunder Bridge has adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by Thunder Bridge;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by Thunder Bridge, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with Thunder Bridge in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to Thunder Bridge entering into such transaction; and

•        reviewing with management, the independent auditors, and legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding the financial statements of Thunder Bridge or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The Thunder Bridge Board has established a compensation committee. The members of the Compensation Committee are Messrs. Paperin and Stikker. Mr. Paperin serves as chairman of the compensation committee. Thunder Bridge has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Chief Executive Officer’s based on such evaluation;

•        reviewing and approving the compensation of all other officers;

•        reviewing executive compensation policies and plans;

•        implementing and administering incentive compensation equity-based remuneration plans;

•        assisting management in complying with proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for officers and employees;

•        producing a report on executive compensation to be included in the annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

Thunder Bridge does not have a standing nominating committee though it intends to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Thunder Bridge Board. The Thunder Bridge Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Messrs. Hartheimer, Paperin, Stikker and Shu. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, Thunder Bridge does not have a nominating committee charter in place.

Prior to the initial business combination, the Thunder Bridge Board will also consider director candidates recommended for nomination by holders of Founder Shares during such times as they are seeking proposed nominees to stand for election at an annual general meeting (or, if applicable, an extraordinary general meeting). Prior to the initial business combination, holders of Public Shares will not have the right to recommend director candidates for nomination to the board.

Thunder Bridge has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Thunder Bridge Board considers educational background, diversity of professional experience, knowledge of Thunder Bridge’s business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of Thunder Bridge’s shareholders.

Compensation Committee Interlocks and Insider Participation

of the officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on the compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Thunder Bridge Board.

Code of Ethics

Thunder Bridge has adopted a Code of Ethics applicable to its directors, officers and employees.

How to Obtain the Code of Ethics and Committee Charters

Thunder Bridge has filed copies of its code of ethics, audit committee charter and compensation committee charter as exhibits to its registration statement filed in connection with its IPO. You may review these documents by accessing its public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. See the section entitled “Where You Can Find More Information.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF THUNDER BRIDGE

Cautionary Note Regarding Forward-Looking Statements

All statements other than statements of historical fact included in this section regarding Thunder Bridge’s financial position, business strategy and the plans and objectives of management for future operations, are forward- looking statements. When used in this section, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or Thunder Bridge’s management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, Thunder Bridge’s management. Actual results could differ materially from those contemplated by the forward- looking statements as a result of certain factors detailed in our filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on Thunder Bridge’s behalf are qualified in their entirety by this paragraph.

Overview

Thunder Bridge is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Thunder Bridge intends to effectuate its initial business combination using cash from the proceeds of the IPO and the private placement, the proceeds of the sale of its securities in connection with an initial business combination (pursuant to the forward purchase contract Thunder Bridge entered into with a member of the Sponsor or backstop agreements it may enter into in connection with an initial business combination), our shares, debt or a combination of cash, stock and debt.

The issuance of additional ordinary shares in a business combination:

•        may significantly dilute the equity interest of investors, which dilution would increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares (although the holders of the Class B ordinary shares have agreed to waive such anti-dilution protection in connection with the Business Combination pursuant to the Waiver Agreement);

•        may subordinate the rights of holders of ordinary shares if preference shares are issued with rights senior to those afforded our ordinary shares;

•        could cause a change of control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of Thunder Bridge by diluting the share ownership or voting rights of a person seeking to obtain control of Thunder Bridge; and

•        may adversely affect prevailing market prices for the Class A ordinary shares and/or warrants.

Similarly, if Thunder Bridge issues debt securities, it could result in:

•        default and foreclosure on our assets if Thunder Bridge’s operating revenues after an initial business combination are insufficient to repay our debt obligations;

•        acceleration of Thunder Bridge’s obligations to repay the indebtedness even if it makes all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        Thunder Bridge’s immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        Thunder Bridge’s inability to obtain necessary additional financing if the debt security contains covenants restricting its ability to obtain such financing while the debt security is outstanding;

•        Thunder Bridge’s inability to pay dividends on its ordinary shares;

•        using a substantial portion of Thunder Bridge’s cash flow to pay principal and interest on Thunder Bridge’s debt, which will reduce the funds available for dividends on Thunder Bridge’s ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on Thunder Bridge’s flexibility in planning for and reacting to changes in Thunder Bridge’s business and in the industry in which Thunder Bridge operates;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on Thunder Bridge’s ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of Thunder Bridge’s strategy and other purposes and other disadvantages compared to Thunder Bridge’s competitors who have less debt.

As indicated in the accompanying financial statements, at March 31, 2019, Thunder Bridge had $159,379 in cash outside of the Trust Account and has received advances from the Sponsor of $316,866. Thunder Bridge expects to continue to incur significant costs in the pursuit of its acquisition plans and cannot assure you that our plans to complete our initial business combination will be successful.

Results of Operations

Thunder Bridge’s entire activity through March 31, 2019, consisted of formation and preparation for the IPO and since the IPO, the search for a target business with which to complete an initial business combination, and as such, Thunder Bridge had no operations and no significant operating expenses. Subsequent to the closing of the IPO on June 21, 2018, Thunder Bridge’s normal operating costs included costs associated with its search for a target business and costs associated with its governance and public reporting.

For the three months ended March 31, 2019, Thunder Bridge had net income of $517,612, and a loss from operations of $1,085,551. For the three months ended March 31, 2018, Thunder Bridge had a net loss of $60. For the year ended December 31, 2018, Thunder Bridge had net income of $1,523,428 and a loss from operations of $1,151,231. For the period from September 18, 2017 (inception) through December 31, 2017, Thunder Bridge had a net loss of $5,270.

Liquidity and Capital Resources

Until the consummation of the IPO, Thunder Bridge’s only sources of liquidity were an initial purchase of Founder Shares for $25,000 by the Sponsor, and a total of $277,600 of loans and advances by the Sponsor.

On June 21, 2018, Thunder Bridge completed the IPO in which it sold 22,500,000 Units at a price of $10.00 per Unit generating gross proceeds of $225,000,000 before underwriting fees and expenses. The Sponsor and Cantor purchased 8,500,000 Private Placement Warrants at a price of $1.00 per warrant in a private placement that occurred simultaneously with the IPO.

On June 28, 2018, in connection with the underwriters’ exercise of their over-allotment option in full, Thunder Bridge completed the sale of an additional 3,300,000 Units at a price of $10.00 per Unit, and Thunder Bridge completed a private sale of an additional 330,000 Private Placement Warrants to the Sponsor, generating gross proceeds of $330,000.

In connection with the IPO, Thunder Bridge incurred offering costs of $14,889,816 (including an underwriting fee of $4,500,000 and deferred underwriting commissions of $9,690,000). Other incurred offering costs consisted principally of formation and preparation fees related to the IPO. A total of $260,580,000 of the net proceeds from the IPO and the private placement were deposited in the Trust Account established for the benefit of Thunder Bridge’s Public Shareholders.

As of March 31, 2019, Thunder Bridge had available $159,379 of cash on its balance sheet and a working capital deficit of $1,085,551. Thunder Bridge has been advanced $316,866 by the Sponsor to fund its operations. Thunder Bridge will use these funds primarily to and evaluate target businesses, perform business, legal, and accounting due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination. The interest income earned on the investments in the Trust Account are unavailable to fund operating expenses.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of Thunder Bridge’s officers and directors may, but are not obligated to, loan Thunder Bridge funds as may be required. If Thunder Bridge completes its initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, Thunder Bridge may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment. Up to $1,500,000 (excluding the $600,000 discussed herein) of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Sponsor. As of March 31, 2019, the Sponsor has advanced $316,866 to Thunder Bridge. On April 15, 2019, Thunder Bridge executed a promissory note with the Sponsor, whereby Thunder Bridge may borrow up to $600,000. The note is non-interest bearing and matures the earlier of the date of the consummation of the Business Combination or the date of the winding down of Thunder Bridge. All advances under the note are at the discretion of the Sponsor.

Thunder Bridge currently has $159,379 of cash available to fund its operations with a working capital deficit of $1,085,551. If its funds are insufficient to meet the expenditures required for operating its business through the consummation of the Business Combination, and in the event that that the Business Combination is not consummated, Thunder Bridge will likely need to raise additional funds in order to meet the expenditures required for operating its business. Moreover, Thunder Bridge may need to obtain additional financing to complete an initial business combination if its forward purchase agreements are not completed or because it becomes obligated to redeem a significant number of public shares upon completion of a business combination, in which case Thunder Bridge may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, Thunder Bridge would only complete such financing simultaneously with the completion of a business combination. If Thunder Bridge is unable to complete an initial business combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account. In addition, following an initial business combination, if cash on hand is insufficient, it may need to obtain additional financing in order to meet its obligations. Thunder Bridge cannot assume that additional financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about Thunder Bridge’s ability to continue as a going concern.

Off-Balance Sheet Financing Arrangements

Thunder Bridge has no obligations, assets or liabilities which would be considered off-balance sheet arrangements. Thunder Bridge does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Thunder Bridge has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

Contractual Obligations

At March 31, 2019, Thunder Bridge did not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The IPO underwriter was paid a cash underwriting fee of 2% of gross proceeds of the IPO, excluding any amounts raised pursuant to the overallotment option, or $4,500,000. In addition, the underwriter is entitled to aggregate deferred underwriting commissions of $9,690,000 consisting of (i) 3.5% of the gross proceeds of the IPO, excluding any amounts raised pursuant to the overallotment option, and (ii) 5.5% of the gross proceeds of the Units sold in the IPO pursuant to the overallotment option. The deferred underwriting commissions will become payable to the underwriter from the amounts held in the Trust Account solely in the event that Thunder Bridge completes an initial business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires Thunder Bridge’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Thunder Bridge has identified the following as its critical accounting policies:

Emerging Growth Company

Thunder Bridge is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Thunder Bridge has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Thunder Bridge, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Net Gain (Loss) Per Ordinary Share

Basic loss per ordinary share is computed by dividing net income (loss) applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Consistent with FASB 480, ordinary shares subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per ordinary share for the three months ended March 31, 2019. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted loss per share includes the incremental number of shares of ordinary shares to be issued to settle warrants, as calculated using the treasury method. For the three months ended March 31, 2019, Thunder Bridge did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into ordinary shares. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for all periods presented. A reconciliation of net loss per ordinary share as adjusted for the portion of income that is attributable to ordinary shares subject to redemption is as follows:

	For the Three Months Ended March 31,
	2019	2018
Net income (loss)	$517,612	$(60)
Less: Income attributable to ordinary shares	(1,436,911)	—
Net loss available to ordinary shares:	$(919,299)	$(60)

Basic and diluted weighted average number of shares	7,968,634	6,468,750
Basic and diluted loss available to ordinary shares	$(0.12)	$(0.00)

Fair Value of Financial Instruments

The fair value of Thunder Bridge’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, ’‘Fair Value Measurements and Disclosures,’’ approximates the carrying amounts represented in the balance sheet primarily due to their short term nature.

Offering Cost

Thunder Bridge complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Bulletin 5A — “Expenses of Offering.” Offering costs were $14,889,816 (including underwriting commission of $4,500,000 and deferred underwriting commissions of $9,690,000), consisting principally of costs incurred in connection with formation and preparation for the IPO. These offering costs were charged to additional paid in capital upon closing of the IPO.

Income Taxes

Thunder Bridge accounts for income taxes under FASB ASC 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Thunder Bridge recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits as of March 31, 2019. Thunder Bridge is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands.

Ordinary shares subject to possible redemption

Thunder Bridge accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of events not solely within Thunder Bridge’s control) is classified as temporary equity. At all other times, ordinary shares are classified as stockholders’ equity. Thunder Bridge’s ordinary shares feature certain redemption rights that are considered to be outside of Thunder Bridge’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2019, ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ equity section of Thunder Bridge’s balance sheet.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on Thunder Bridge’s financial statements. However, following the Business Combination, the Company’s financial statements may be affected by the accounting pronouncements set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Repay — Recently Issued Accounting Pronouncements.”

Quantitative and Qualitative Disclosures About Market Risk

Through March 31, 2019, Thunder Bridge’s efforts have been limited to organizational activities, activities relating to the IPO and since the IPO, the search for a target business with which to consummate an initial business combination. Thunder Bridge has neither engaged in any operations nor generated any revenues. It has not engaged in any hedging activities since its inception on September 18, 2017 and does not expect to engage in any hedging activities with respect to the market risk to which it is exposed.

The net proceeds of the IPO and the sale of the Private Placement Warrants held in the Trust Account have been invested in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, Thunder Bridge believes there will be no associated material exposure to interest rate risk.

DESCRIPTION OF THUNDER BRIDGE’S AND THE COMPANY’S SECURITIES

Description of Thunder Bridge Capital Stock Prior to the Business Combination

General

Thunder Bridge is authorized to issue 221,000,000 shares, consisting of 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share. As of the Record Date, 25,800,000 Class A ordinary shares are outstanding, held by shareholders of record and 6,450,000 Class B ordinary shares are outstanding, held by one shareholder of record, and no preference shares are outstanding.

Units

Each Unit consists of one Class A ordinary share and one Warrant. Each Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described in this proxy statement/prospectus.

Ordinary Shares

Thunder Bridge’s shareholders of record are entitled to one vote for each ordinary share held on all matters to be voted on by shareholders. In connection with any vote held to approve an initial business combination, the Sponsor, as well as Thunder Bridge’s directors and officers, have agreed to vote their respective Founder Shares and any other ordinary shares held by them in favor of the business combination.

Thunder Bridge will proceed with a business combination only if Thunder Bridge has net tangible assets of at least $5,000,001 upon the completion of such business combination (or if the Articles Amendment is approved, immediately prior to the completion of the business combination without regard to the assets or liabilities of the target company of a business combination and its subsidiaries) and a majority of the shares voted are voted in favor of the business combination. At least ten days’ notice must be given for each Shareholders Meeting (although Thunder Bridge will provide whatever minimum number of days are required under Federal securities laws). Shareholders may vote at meetings in person or by proxy.

Only holders of Thunder Bridge’s Class B ordinary shares are eligible to vote for the election of directors. Directors may only be elected by an ordinary resolution of the holders a majority of the Class B ordinary shares that are present and vote at a meeting.

Pursuant to the Memorandum and Articles of Association, if Thunder Bridge does not complete a business combination by December 21, 2019, it will trigger Thunder Bridge’s automatic winding up, dissolution and liquidation, unless Thunder Bridge submits and its shareholders approve an extension. The Sponsor and the directors and officers of Thunder Bridge have agreed to waive their rights to share in any distribution from the Trust Account with respect to their Founder Shares upon Thunder Bridge’s winding up, dissolution and liquidation.

Thunder Bridge’s shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares, except that Public Shareholders have the right to have their shares redeemed for cash if they vote on the Business Combination, properly demand Redemption of their shares as described in this proxy statement/prospectus and the Business Combination is completed. Public Shareholders who redeem their shares still have the right to exercise the warrants that they received as part of the units.

For additional information with respect to the Redemption Rights of Thunder Bridge’s shareholders, see the section entitled “Questions and Answers — Q. Do I have Redemption Rights with respect to my Thunder Bridge Shares?”

Preference Shares

The Memorandum and Articles of Association authorizes the issuance of 1,000,000 preference shares, with such designation, rights and preferences as may be determined from time to time by the Thunder Bridge Board. Accordingly, the Thunder Bridge Board is empowered, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of shares. However, the underwriting agreement for Thunder Bridge’s IPO prohibits it, prior to a business combination, from issuing preference shares which participate in any manner in the proceeds of the Trust Account, or which vote as a class with the ordinary shares on a business combination. Thunder Bridge may issue some or all of the preference shares to effect a business combination, but is not issuing any preference shares in connection with the Business Combination with Repay. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of Thunder Bridge. Although Thunder Bridge does not currently intend to issue any preference shares, it cannot assure you that it will not do so in the future.

Warrants

As of the Record Date, 34,630,000 warrants were outstanding, including 25,800,000 Public Warrants and 8,830,000 Private Placement Warrants. Each Public Warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per full share, subject to adjustment as discussed below, at any time commencing upon the later of 12 months from the closing of the IPO or 30 days after the completion of a business combination. Pursuant to the Warrant Agreement, a Public Warrant Holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a Public Warrant Holder. However, except as set forth below, no Public Warrants will be exercisable for cash unless Thunder Bridge has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Thunder Bridge’s Class A ordinary shares issuable upon exercise of the Public Warrants is not effective within 60 business days from the completion of the initial business combination, Public Warrant Holders may, until such time as there is an effective registration statement and during any period when Thunder Bridge will have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire at 5:00 p.m., New York City time on the earlier to occur of: (i) five years from the completion of an initial business combination, (ii) the liquidation of Thunder Bridge, if Thunder Bridge fails to complete a business combination, or (iii) the redemption date as fixed by Thunder Bridge pursuant to the Warrant Agreement, if Thunder Bridge elects to redeem all warrants.

The Private Placement Warrants are identical to the Public Warrants except that the Private Placement Warrants (including the ordinary shares issuable upon exercise of the Private Placement Warrants) will (i) not be transferable, assignable or salable until 30 days after the completion of Thunder Bridge’s initial business combination, (ii) be exercisable for cash (even if a registration statement covering the Thunder Bridge’s ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, (iii) in the case of Cantor, not be exercised after five years from the effective date of the Registration Statement and (iv) not be redeemable by Thunder Bridge, in each case so long as they are still held by the initial purchasers or their respective affiliates.

Thunder Bridge may call the warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Public Warrant Holder,

•        if and only if, the reported last sale price of the shares of the Thunder Bridge’s Class A ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to Public Warrant Holders, and

•        if and only if, there is a current registration statement in effect with respect to the Thunder Bridge’s Class A ordinary shares underlying such Warrants at the redemption date and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the warrants have been established at a price which is intended to provide Public Warrant Holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of a redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If Thunder Bridge (or after the business combination, the Company) calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” will mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether Thunder Bridge will exercise its option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of the Class A ordinary shares at the time the Warrants are called for redemption, Thunder Bridge’s cash needs at such time and concerns regarding dilutive share issuances.

The warrants are issued under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent and Thunder Bridge. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Public Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of Class A ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or Thunder Bridge’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Class A ordinary shares at a price below their respective exercise prices. Thunder Bridge is also permitted, in its sole discretion, to lower the exercise price (but not below the par value of a Class A ordinary share) at any time prior to the expiration date for a period of not less than 10 business days; provided, however, that Thunder Bridge provides at least 10 business days prior written notice of such reduction to registered holders of the warrants and that any such reduction will be applied consistently to all of the warrants. Any such reduction in the exercise price will comply with any applicable regulations under the Federal securities laws, including Rule 13e-4 under the Exchange Act generally and Rule 13e-4(f)(1)(i) specifically.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to Thunder Bridge, for the number of warrants being exercised. The Public Warrant Holder will not have the rights or privileges of holders of Class A ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no Public Warrants will be exercisable and Thunder Bridge will not be obligated to issue Class A ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants is current and the Class A ordinary shares has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the Warrant Agreement, Thunder Bridge has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, Thunder Bridge cannot assure you that it will be able to do so and, if it does not maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and Thunder Bridge will not be required to settle any such warrant. If the prospectus relating to the Class A ordinary shares issuable upon the exercise of the warrants is not current or if the Class A ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, Thunder Bridge will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Public Warrant Holders may elect, at their sole option and discretion, to be subject to a restriction on the exercise of their warrants such that an electing Public Warrant Holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the Class A ordinary shares outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of Thunder Bridge, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying Class A ordinary shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share dividend payable in shares of common stock, or by a split up of the Class A ordinary shares or other similar event), Thunder Bridge will, upon exercise, round up or down to the nearest whole number the number of Class A ordinary shares to be issued to the Public Warrant Holder.

In addition to the Public Warrants and Private Placement Warrants discussed above, pursuant to the Warrant Agreement, the Sponsor or an affiliate of the Sponsor or certain of Thunder Bridge’s officers and directors may, but are not obligated to, loan Thunder Bridge funds as may be required, of which up to $1,500,000 of such loans may be convertible into up to an additional 1,500,000 warrants at a price of $1.00 per warrant. However, pursuant to the Merger Agreement, Thunder Bridge is subject to certain restrictions in respect of any equity issuances prior to the completion of the Business Combination. For more information, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Conduct of Repay and Thunder Bridge Pending Closing.” Further, pursuant to the Forward Contract, Monroe Capital has the right to purchase 5,000,000 Units of Thunder Bridge at $10.00 per Unit, with each such Unit including one warrant. However, pursuant to the Forward Contract Waiver, Monroe Capital has waived such rights. For more information on the Forward Contract and Forward Contract Waiver, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Contingent Forward Purchase Obligation and Waiver.”

Thunder Bridge is recommending that its Public Warrant Holders approve the Warrant Amendment Proposal, whereby, immediately prior to the consummation of the Business Combination, (i) each of Thunder Bridge’s outstanding warrants, which currently entitle the holder thereof to purchase one Class A ordinary share of Thunder Bridge at an exercise price of $11.50 per share, will become exerciseable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share), (ii) each holder of a warrant will receive, for each such warrant, a cash payment of $1.50 (although the holders of the Private Placement Warrants have waived their rights to receive such payment) and (iii) each Private Placement Warrant will become redeemable and exercisable on the same basis as the public warrants.

In connection with the Business Combination and PIPE Financing, the Sponsor has agreed to transfer 8,000,000 of its Private Placement Warrants (after giving effect to the Warrant Amendment) to certain of the PIPE Investors, and the Sponsor and Cantor will forfeit their remaining 830,000 Private Placement Warrants, which will be cancelled upon the consummation of the Business Combination. The Sponsor, Cantor and the PIPE Investors who will receive Private Placement Warrants have waived their rights to receive the $1.50 cash payment for each of their Private Placement Warrants.

Approval of the Warrant Amendment Proposal is a condition to the consummation of the Business Combination. A summary of the Warrant Amendment Proposal is set forth in the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal” of this proxy statement/prospectus and a complete copy of the amendment to the Warrant Agreement is attached hereto as Annex G.

Contractual Arrangements with respect to Certain Warrants

Thunder Bridge has agreed that so long as the Private Placement Warrants are still held by the initial purchasers or their affiliates, Thunder Bridge will not redeem such warrants, Thunder Bridge will allow the holders to exercise such warrants on a cashless basis and such warrants may be exercisable for cash.

Dividends

Thunder Bridge has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the Business Combination. The payment of cash dividends in the future, including after the Business Combination with Repay, will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the Company Board. It is the present intention of the Thunder Bridge Board to retain all earnings, if any, for use in Thunder Bridge’s business operations and, accordingly, the Thunder Bridge Board does not anticipate declaring any dividends in the foreseeable future.

Transfer Agent, Rights Agent and Warrant Agent

The Transfer Agent for Thunder Bridge Shares and warrant agent for its Warrants is Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, NY 10004.

Listing of Thunder Bridge’s Securities

Thunder Bridge’s Units, Class A ordinary shares and Warrants are listed on Nasdaq under the symbols “TBRGU”, “TBRG” and “TBRGW”, respectively. At the closing of the Business Combination, the Units will separate into their component shares of the Company’s Class A common stock and Warrants so that the Units will no longer trade separately under “TBRGU.” Thunder Bridge cannot assure you that the Company’s securities will continue to be listed on Nasdaq as the Company might not in the future meet certain continued listing standards.

Certain Differences in Corporate Law

Companies incorporated in the Cayman Islands are governed by the Companies Law. The Companies Law differs from laws applicable to U.S. corporations and their shareholders. A description of the differences between the laws of the Cayman Islands and Delaware law are set forth in the section entitled “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Corporate Law Before and After the Domestication.”

Memorandum and Articles of Association

The Memorandum and Articles of Association contain provisions designed to provide certain rights and protections to its shareholders prior to the completion of a Business Combination. The following are the material rights and protections contained in the Memorandum and Articles of Association:

•        the right of Public Shareholders to exercise Redemption Rights and redeem or have repurchased their shares in lieu of participating in a proposed business combination;

•        a prohibition against completing a business combination unless Thunder Bridge has net tangible assets of at least $5,000,001 upon completion of such business combination (or if the Articles Amendment is approved, immediately prior to the completion of such business combination without regard to the assets or liabilities of the target company of such business combination and its subsidiaries);

•        a requirement that if Thunder Bridge seeks shareholder approval of any business combination, a majority of the outstanding ordinary shares must be voted in favor of such business combination;

•        a requirement that directors may call general meetings on their own accord and are required to call a general meeting if holders of not less than 30% in par value of the issued shares request such a meeting;

•        a prohibition, prior to a business combination, against Thunder Bridge issuing (i) any ordinary shares or (ii) any other securities which participate in or are otherwise entitled in any manner to any of the proceeds in the Trust Account or which vote as a class with the Public Shares on a business combination;

•        a requirement that Thunder Bridge’s management take all actions necessary to liquidate the Trust Account in the event Thunder Bridge does not complete a business combination by December 21, 2019; and

•        a limitation on shareholders’ rights to receive a portion of the Trust Account.

The Companies Law permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of a special resolution, being the approval of the holders of at least two-thirds of the Thunder Bridge Shares as of the Record Date that are present and vote at a general meeting. A company’s memorandum and articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provides otherwise. Accordingly, although Thunder Bridge could amend any of the provisions relating to its structure and business plan which are contained in its Memorandum and Articles of Association, Thunder Bridge views all of these provisions as binding obligations to its shareholders and neither Thunder Bridge, nor its officers or directors, will take any action to amend or waive any of these provisions prior to the completion of an initial business combination.

Capital Stock of the Company after the Business Combination

The following summary sets forth the material terms of the Company’s securities following the completion of the Business Combination. The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the proposed Certificate of Incorporation, a form of which is attached as Annex A to this proxy statement/prospectus, and the proposed Bylaws. We urge you to read the proposed Certificate of Incorporation and Bylaws in their entirety for a complete description of the rights and preferences of the Company’s securities following the Business Combination.

Authorized and Outstanding Stock

The Certificate of Incorporation will authorize the issuance of 2,200,001,000 shares, consisting of:

•        200,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”); and

•        2,000,000,000 shares of Class A common stock, par value $0.0001 per share, and 1,000 shares of Class V common stock, par value $0.0001 per share.

Class A Common Stock

Upon completion of the Business Combination, we expect that there will be 43,415,000 shares of Class A common stock outstanding, assuming that (i) no Public Shares are redeemed in connection with the Business Combination (ii) the Sponsor does not forfeit more than 2,335,000 of its Class B ordinary shares at the Closing pursuant to the Sponsor Letter Agreement (therefore assuming, for the avoidance of doubt, that the 2,965,000 Class B ordinary shares held by the Sponsor to be held in escrow upon the completion of the Business Combination would not be forfeited pursuant to the terms thereof) and (iii) none of the Post-Merger Repay Units are exchanged for Class A common stock. All shares of Class A common stock are fully paid and non-assessable. In connection with the Business Combination, the Founder Shares held by the Sponsor will be converted into shares of Class A common stock of the Company, of which 2,965,000 shares of Class A common stock held by the Sponsor will be subject certain escrow arrangements entered into in connection with the Merger Agreement. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Sponsor Letter Agreement.”

Voting rights.    Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of Class A common stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class A common stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

Dividend Rights.    Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of shares of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company Board out of funds legally available therefor.

Rights upon liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of the Company’s debts and other liabilities, subject to prior distribution rights of Preferred Stock or any class or series of stock having a preference over the Class A common stock, then outstanding, if any.

Other rights.    The holders of Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of the Class A common stock will be subject to those of the holders of any shares of the Preferred Stock the Company may issue in the future.

Class V Common Stock

Upon completion of the Business Combination, there will be approximately 100 shares of Class V common stock outstanding, with Repay holding any shares of Class V common stock in treasury that are not issued to Repay Equity Holders. All shares of Class V common stock to be issued in connection with the Business Combination will be fully paid and non-assessable.

Voting rights.    The holders of the Class V common stock are entitled to a number of votes that is equal to the product of (x) the total number of Post-Merger Repay Units held by such holder as set forth in the books and records of Repay multiplied by (y) the Exchange Rate (as defined in the Exchange Agreement), on all matters on which stockholders generally or holders of Class V common stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Company’s capital stock). The holders of shares of Class V common stock do not have cumulative voting rights in the election of directors. Holders of shares of Class V common stock will vote together with holders of the Class A common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class V common stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

Dividend rights.    The holders of the Class V common stock will not participate in any dividends declared by the Company Board.

Rights upon liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class V common stock are not entitled to receive any assets of the Company.

Other rights. The holders of shares of Class V common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class V common stock.

Issuance and Retirement of Class V common stock.    In the event that any outstanding share of Class V common stock ceases to be held directly or indirectly by a holder of a Post-Merger Repay Units, such share will automatically be transferred to the Company for no consideration and thereupon will be retired. The Company will not issue additional shares of Class V common stock after the adoption of the Certificate of Incorporation other than in connection with the valid issuance or transfer of Post-Merger Repay Units in accordance with the governing documents of Repay.

Preferred Stock

No shares of Preferred Stock will be issued or outstanding immediately after the completion of the Business Combination. The Certificate of Incorporation will authorize the Company Board to establish one or more series of Preferred Stock. Unless required by law or any stock exchange, the authorized shares of Preferred Stock will be available for issuance without further action by the holders of the Common Stock. The Company Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Additionally, the issuance of Preferred Stock may adversely affect the holders of the Common Stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock and the Class V common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Class A common stock. At present, we have no plans to issue any Preferred Stock.

Warrants

As a result of the Domestication and the Business Combination, and upon the execution of the Warrant Amendment, (i) each of Thunder Bridge’s outstanding warrants, which currently entitle the holder thereof to purchase one Class A ordinary share of Thunder Bridge at an exercise price of $11.50 per share, will become exerciseable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share), (ii) each holder of a warrant will receive, for each such warrant, a cash payment of $1.50 (although the holders of the Private Placement Warrants have waived their rights to receive such payment) and (iii) each Private Placement Warrant will become redeemable and exercisable on the same basis as the Public Warrants. For more information on the terms of such warrants, see the above section entitled “— Description of Thunder Bridge Capital Stock Prior to the Business Combination — Warrants” and “Warrant Holder Proposal 1: The Warrant Amendment Proposal.”

Dividends

The payment of future dividends on the shares of Class A common stock will depend on the financial condition of the Company after the completion of the Business Combination subject to the discretion of the Company Board, as described under “— Description of Thunder Bridge Capital Stock Prior to the Business Combination.”

Upon completion of the Business Combination, the Company will be a holding company with no material assets other than its interest in Repay. We intend to cause Repay to make distributions to holders of Post-Merger Repay Units in amounts sufficient to cover applicable taxes and other obligations under the Tax Receivable Agreement as well as any cash dividends declared by us.

The Amended Operating Agreement will provide that pro rata cash distributions be made to holders of Post-Merger Repay Units (including the Company) at certain assumed tax rates, which we refer to as “tax distributions.” See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Amended Operating Agreement.” The Company anticipates that amounts it will receive may, in certain periods, exceed the Company’s actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. The Company Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to acquire additional newly issued Post-Merger Repay Units from Repay at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on the Company’s Class A common stock; to fund repurchases of Class A common stock; or any combination of the foregoing. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding Post-Merger Repay Units, to maintain one-for-one parity between Post-Merger Repay Units and shares of Class A common stock of the Company. See the risk factor entitled “Risk Factors — Risks Related to the Domestication and the Business Combination — The Company will be a holding company and its only material asset after completion of the Business Combination will be its interest in Repay, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes, make payments under the Tax Receivable Agreement or pay dividends.”

The credit facilities to be entered into in connection with the Debt Financing for the Business Combination is expected to include and any financing arrangements that we enter into in the future may include restrictive covenants that limit the Company’s ability to pay dividends. In addition, Repay is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Repay (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Repay are generally subject to similar legal limitations on their ability to make distributions to Repay.

Anti-Takeover Effects of the Certificate of Incorporation, the Bylaws and Certain Provisions of Delaware Law

The Certificate of Incorporation, the Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the Company Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the Company Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A common stock. The Certificate of Incorporation will provide that any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or Shareholders Meeting of such stockholders and may not be effected by any consent in writing by such holders unless such action is recommended by all directors of the Company Board then in office, except that holders of Class V common stock or one or more series of Preferred Stock, if such series are expressly permitted to do so by the certificate of designation relating to such series, may take any action by written consent if such action permitted to be taken by such holders and the written consent is signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. See also “Risk Factors — Risks Related to the Domestication and the Business Combination — Delaware law and the Company’s Certificate of Incorporation and bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.”

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the Company Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Election of Directors and Vacancies

The Certificate of Incorporation will provide that the Company Board will determine the number of directors who will serve on the board, provided that no more than fifteen directors may serve on the Company Board at any time. The exact number of directors will be fixed from time to time by a majority of the Company Board. Upon adoption of the Certificate of Incorporation, the Company Board will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the closing of the Business Combination. Class II and Class III directors will initially serve for a term expiring at the second and third annual meeting of stockholders following the closing of the Business Combination, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There will be no limit on the number of terms a director may serve on the Company Board.

In addition, the Certificate of Incorporation will provide that any vacancy on the Company Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office, subject to the provisions of the Stockholder Agreements and any rights of the holders of Preferred Stock. For more information on the Stockholder Agreements, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Stockholder Agreements.”

Notwithstanding the foregoing provisions of this section, each director will serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Company Board will shorten the term of any incumbent director.

Business Combinations

The Company has elected not to be governed by Section 203 of the DGCL. Notwithstanding the foregoing, the Certificate of Incorporation will provide that the Company will not engage in any “business combinations” (as defined in the Certificate of Incorporation), at any point in time at which the Company’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, with any “interested stockholder” (as defined in the Certificate of Incorporation) for a three-year period after the time that such person became an interested stockholder unless:

•        prior to such time, the Company Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        at or subsequent to such time, the business combination is approved by the Company Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock of the Company which is not owned by the interested stockholder.

Under the Certificate of Incorporation, a “business combination” is defined to generally include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The Certificate of Incorporation will expressly exclude certain of the Company’s stockholders with whom the Company will enter into Stockholders Agreements, certain of their respective transferees and their respective successors and affiliates from the definition of “interested stockholder” irrespective of the percentage ownership of the total voting power beneficially owned by them. Under certain circumstances, such provisions in the Certificate of Incorporation make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, such provisions in the Certificate of Incorporation could have an anti-takeover effect with respect to certain transactions which the Company Board does not approve in advance. Such provisions may encourage companies interested in acquiring the Company to negotiate in advance with the Company Board because the stockholder approval requirement would be avoided if the Company Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Quorum

The Certificate of Incorporation will provide that at any meeting of the Company Board, a majority of the total number of directors then in office constitutes a quorum for all purposes.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting.

General Stockholder Meetings

The Certificate of Incorporation will provide that special meetings of stockholders may be called only by or at the direction of the Company Board, the Chairman of the Board or the Chief Executive Officer.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Company Board or a committee of the Company Board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of the Company following the adoption of the Bylaws, the date of the preceding annual meeting will be deemed to be May 31 of the preceding calendar year). The Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Stockholder Parties (as defined in the Bylaws) so long as their respective Stockholders Agreements remains in effect. The Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Supermajority Provisions

The Certificate of Incorporation and the Bylaws will provide that the Company Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. Any amendment, alteration, rescission or repeal of the Bylaws by the Company’s stockholders requires the affirmative vote of the holders of at least 80% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Certificate of Incorporation will provide that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 662/3% in voting power all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class:

•        the provision requiring an 80% supermajority vote for stockholders to amend the Bylaws; and

•        the provisions providing for a classified Company Board(the election and term of directors);

•        the provisions regarding filling vacancies on the Company Board and newly created directorships;

•        the provisions regarding resignation and removal of directors;

•        the provisions regarding calling special meetings of stockholders;

•        the provisions regarding stockholder action by written consent;

•        the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•        the provisions regarding the election not to be governed by Section 203 of the DGCL;

•        the provisions regarding competition and corporate opportunities; and

•        the amendment provision requiring that the above provisions be amended only with an 662/3% supermajority vote.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Company Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum

The Certificate of Incorporation will provide that, unless we consent to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) action asserting a claim against the Company or any director or officer of the Company (a) arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine will, to the fullest extent permitted by law, be solely and exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in the Certificate of Incorporation. However, it is possible that a court could find the Company’s forum selection provisions to be inapplicable or unenforceable. Although the Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Company’s directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Company’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of the Company or its subsidiaries. The Certificate of Incorporation provides that, to the fullest extent permitted by law, none of the non-employee directors or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Company or its affiliates now engage or propose to engage or (ii) otherwise competing with the Company or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Certificate of Incorporation does not renounce the Company’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for the Company unless (x) it would be permitted to undertake the opportunity, financially, legally and contractually, (y) the opportunity would be in line with the Company’s business and (z) the opportunity is one in which the Company has interest or reasonable expectancy.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Bylaws provide that the Company must indemnify and advance expenses to directors and officers to the fullest extent authorized by the DGCL. The Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Certificate of Incorporation and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of the Thunder Bridge’s or Repay’s respective directors, officers or employees for which indemnification is sought.

Stockholder Registration Rights

Thunder Bridge has entered into a registration rights agreement with respect to the Founder Shares, Private Placement Warrants and warrants issued upon conversion of working capital loans (if any). At the Closing, the Company will enter into a First Amendment to the Founder Registration Rights Agreement, pursuant to which, among other things, the defined term Registrable Securities therein will be amended to include the shares of Class A common stock and warrants to purchase Class A common stock issued pursuant to the Domestication and the priority of underwriter cut-backs for piggy back registration rights thereunder will be amended. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Amendment to Founders Registration Rights Agreement.”

Upon the completion of the Business Combination, the Company will enter into a Registration Rights Agreement with Corsair and the other Repay Equity Holders pursuant to which such parties will have specified rights to require the Company to register all or a portion of their shares under the Securities Act. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Registration Rights Agreement.” In addition, in connection with the PIPE Financing, Thunder Bridge has agreed to file a registration statement covering the shares purchased by the PIPE Investors. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Subscription Agreement; Lock-up Agreement.”

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of Class A common stock will be Continental Stock Transfer & Trust Company.

Listing

The Company has applied to list the Class A common stock on Nasdaq under the symbol “RPAY.”

MARKET PRICE AND DIVIDENDS OF SECURITIES

Market Price of Thunder Bridge Units, Ordinary Shares and Warrants

Thunder Bridge’s Units, Class A ordinary shares and Warrants are traded on Nasdaq under the symbols TBRGU, TBRG and TBRGW, respectively. The Units began public trading on June 19, 2018 and Thunder Bridge’s Class A ordinary shares and Warrants began public trading on July 17, 2018.

Market price information regarding Thunder Bridge’s Class B ordinary shares is not provided here because there is no established public trading market for Thunder Bridge’s Class B ordinary shares.

The closing price of Thunder Bridge’s Units, Class A ordinary shares and Warrants on January 18, 2019, the last trading day before announcement of the execution of the merger agreement, was $10.25, $9.95 and $0.38, respectively. As of June     , 2019, the closing price for each Unit, Class A ordinary share and Warrant of Thunder Bridge was $         , $          and $         , respectively.

Holders of Thunder Bridge’s Units, Class A ordinary shares and Warrants should obtain current market quotations for their securities. The market price of Thunder Bridge’s securities could vary at any time before the Business Combination.

Holders of Thunder Bridge Securities

As of June 11, 2019, there was one holder of record of Thunder Bridge’s Units, one holder of record of Thunder Bridge’s Class A ordinary shares, one holder of record of Thunder Bridge’s Class B ordinary shares and three holders of record of Thunder Bridge’s Warrants. Thunder Bridge believes that the number of beneficial holders of Thunder Bridge’s Class A ordinary shares to be in excess of 300 persons.

Dividends of Thunder Bridge Securities

Please refer to the section of this proxy statement/prospectus entitled “Description of Thunder Bridge’s and the Company’s Securities — Description of Thunder Bridge’s Capital Stock of prior to the Business Combination — Dividends.”

Repay

Market Price of Repay Securities

Market price information regarding Repay is not provided because there is no public market for Repay’s securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Repay — Liquidity and Capital Resources.”

Holders of Repay Securities

As of the date of this proxy statement/prospectus, there was 1 holder of Repay’s Class A-1 units, 8 holders of Repay’s Class A-2 units and 28 holders of Repay’s profits units. Historically, Repay has made tax distributions to its equityholders.

Dividend Policy of the Company Following the Business Combination

Please refer to the section of this proxy statement/prospectus entitled “Description of Thunder Bridge’s and the Company’s Securities — Capital Stock of the Company after the Business Combination — Dividends.”

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of (i) Thunder Bridge as of May 24, 2019 (pre-Business Combination) and (ii) the Company immediately following the completion of the Business Combination (post-Business Combination), assuming that no Class A ordinary shares of Thunder Bridge are redeemed, and alternatively that 12,131,104 Class A ordinary shares of Thunder Bridge are redeemed, by:

•        each person known by Thunder Bridge to be the beneficial owner of more than 5% of the shares of Thunder Bridge Shares on May 24, 2019 (pre-Business Combination) or the beneficial owner of more than 5% of the shares of the Company’s common stock upon completion of the Business Combination;

•        each of Thunder Bridge’s officers and directors;

•        each person who will become an officer or is nominated to become a director of the Company upon completion of the Business Combination; and

•        all officers and directors of the Company as a group after completion of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of the shares of Thunder Bridge pre-Business Combination is based on 32,250,000 ordinary shares issued and outstanding as of May 24, 2019.

The expected beneficial ownership of shares of the Company’s common stock immediately following completion of the Business Combination has been determined based on the following assumptions: (i) there will be an aggregate of 32,250,000 ordinary shares of Thunder Bridge (including 6,450,000 Founder Shares) issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been converted into shares of Class A common stock of the Company upon completion of the Business Combination (except with respect to 2,335,000 Founder Shares, which will be forfeited at the Closing; see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Sponsor Letter Agreement”), (ii) approximately 100 shares of Class V common stock will have been issued upon the completion of the Business Combination, with each Repay Equity Holder receiving one share of Class V common stock, and (iii) each of the other assumptions set forth under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, except (A) with respect to item 3 in such assumptions, the Post-Merger Repay Units are not exchanged for Class A common stock until the six month anniversary of the Closing, (B) with respect to item 4 in such assumptions, the Sponsor does not forfeit the 2,965,000 shares of Class A common stock to be held in escrow in accordance with the Sponsor Letter Agreement and does not transfer any of them prior to the Closing, (C) with respect to item 2 in such assumptions, the PIPE Investors that are warrant holders exercise their respective Private Placement Warrants pursuant to the terms thereof, solely for purposes of calculating such PIPE Investors’ respective voting power post-Business Combination and (D) in the case of the columns shown under “Assuming Redemption of 12,131,104 shares,” the information presented assumed that Public Shareholders have exercised their Redemption Rights for 12,131,104 Class A ordinary shares, which represents the maximum number of Class A ordinary shares of Thunder Bridge that can be redeemed while satisfying applicable closing conditions under the Merger Agreement (under the assumptions set forth in the section titled “Frequently Used Terms — Share Calculations and Ownership Percentages”).

The beneficial ownership information below excludes the shares underlying the Public Warrants and the Private Placement Warrants (except as described in clause (C) of the provision in the immediately preceding paragraph), the Earn-Out Units and the shares expected to be issued or reserved under the 2019 Equity Incentive Plan.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Unless otherwise noted, the business address of each of the following entities or individuals is 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066.

The information in the table below for Pre-Business Combination Thunder Bridge Shares does not include shares underlying the Private Placement Warrants held or to be held by Thunder Bridge’s officers or the Sponsor because these securities are not exercisable within 60 days of this proxy statement/prospectus and are contingent upon the occurrence of the Closing.

			Company Shares Post-Business Combination(2)(3)
	Thunder Bridge Shares		Assuming No Redemption			Assuming Redemption of 12,131,104 Shares
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	% of Voting Control	Shares of Class A Common Stock	Post- Merger Repay Units(2)	% of Total Voting Power(3)	Shares of Class A Common Stock	Post- Merger Repay Units(2)	% of Total Voting Power(3)
Thunder Bridge Acquisition LLC(4)	6,450,000	20.0%	4,115,000	—	7.1%	4,115,000	—	7.7%
Peter J. Kight(5)	—	—	500,000	—	*	500,000	—	*
Gary A. Simanson(4)(5)	6,450,000	20.0%	4,115,000	—	7.1%	4,115,000	—	7.7%
William A. Houlihan	—	—	—	—	—	—	—	—
John Wu	—	—	—	—	—	—	—	—
Mary Anne Gillespie	—	—	—	—	—	—	—	—
Robert H. Hartheimer(5)	—	—	—	—	—	—	—	—
Stewart J. Paperin	—	—	—	—	—	—	—	—
Allerd D. Stikker	—	—	—	—	—	—	—	—
Ming Shu, PhD.	—	—	—	—	—	—	—	—
All pre-Business Combination directors and officers as a group (9 individuals)	6,450,000	20.0%	4,615,000	—	7.9%	4,615,000	—	8.6%

Director Nominees and Named Executive Officers of the Company Post-Business Combination(5):
John Morris(6)	—	—	—	1,853,072	3.2%	—	2,781,154	5.2%
Shaler Alias(7)	—	—	—	1,686,353	2.9%	—	2,530,936	4.7%
Tim Murphy	—	—	—	211,395	*	—	317,268	*
William Jacobs(8)	—	—	—	103,553	*	—	155,416	*
Jeremy Schein(8)	—	—	—	—	—	—	—	—
Richard E. Thornburgh(8)	—	—	—	—	—	—	—	—
Maryann Goebel	—	—	—	—	—	—	—	—
Paul R. Garcia	—	—	—	—	—	—	—	—
All post-Business Combination Director Nominees and Executive Officers as a Group (13 persons):	—	—	500,000	4,169,987	7.2%	500,000	6,258,459	11.7%

Greater than Five Percent Holders:
CC Payment Holdings, L.L.C.(9)	—	—	—	10,117,370	17.4%	—	15,184,494	28.3%
Neuberger Berman Investment Advisers LLC(10)	—	—	5,625,000	—	9.5%	5,625,000	—	10.3%
Baron Small Cap Fund(11)	—	—	4,375,000	—	7.4%	4,375,000	—	8.0%
Basso Capital Management, L.P.(12)	1,515,200	4.7%	1,515,200	—	2.6%	1,515,200	—	2.8%
Polar Asset Management Partners Inc.(13)	2,927,979	9.1%	2,927,979	—	5.0%	2,927,979	—	5.5%
Weiss Asset Management LP(14)	2,042,774	6.3%	2,042,774	—	3.5%	2,042,774	—	3.8%
AQR Capital Management, LLC(15)	1,440,000	4.5%	1,440,000	—	2.5%	1,440,000	—	2.7%
Tor Asia Credit Master Fund LP(16)	1,500,000	4.7%	1,500,000	—	2.6%	1,500,000	—	2.8%
HGC Investment Management Inc.(17)	1,376,230	4.3%	1,376,230	—	2.4%	1,376,230	—	2.6%
OxFORD Asset Management LLP(18)	1,403,260	4.4%	1,403,260	—	2.4%	1,403,260	—	2.6%

____________

*        less than one percent.

(1)      Includes Class A ordinary shares held by the public shareholders and Class B ordinary shares, or Founder Shares, held by Thunder Bridge Acquisition LLC (also referred to as the Sponsor).

(2)      Upon the completion of the Business Combination, holders of Class A common stock will be entitled to one vote for each share of Class A common stock held by them. The Repay Equity Holders will own Post-Merger Repay Units and one share of Class V common stock and will be entitled to a number of votes that is equal to the product of (i) the total number of Post-Merger Repay Units held by such holder multiplied by (ii) the exchange ratio between the Post-Merger Repay Units and Class A common stock, which will initially be one-for-one. Subject to the terms of the Exchange Agreement, the Post-Merger Repay Units are initially exchangeable for shares of Class A common stock on a one-for-one basis from and after the six month anniversary of the Closing.

(3)      Represents percentage of voting power of the holders of Class A common stock and Class V common stock of the Company voting together as a single class. See the section entitled “Description of Thunder Bridge’s and the Company’s Securities — Capital Stock of the Company after the Business Combination — Class V Common Stock.”

(4)      Interests shown consist solely of Founder Shares, classified as Class B ordinary shares. These shares will convert into Class A ordinary shares on a one-for-one basis, subject to adjustment, as described herein. Mr. Simanson, Thunder Bridge’s President and Chief Executive Officer, may be deemed to beneficially own shares held by the Sponsor by virtue of his control over the Sponsor as its managing member. Mr. Simanson disclaims beneficial ownership of the ordinary shares held by the Sponsor other than to the extent of his pecuniary interest in such shares. Each of Thunder Bridge’s officers and directors is a member of the Sponsor. The Post-Business Combination information above assumes that the Sponsor has forfeited 2,335,000 of its Class B ordinary shares at the Closing in accordance with the Sponsor Letter Agreement. Pursuant to the Sponsor Letter Agreement, at any time subsequent to the Closing, the Sponsor may liquidate and distribute the shares of Class A common stock (including rights to the Escrow Shares) among its members in accordance with its operating agreement, subject to the escrow. Following this dissolution, Mr. Simanson will have the authority to act on behalf of the Sponsor’s members in respect of all of the Escrow Shares (subject to an escrow agreement, in releasing from escrow or otherwise disposing of the Escrow Shares), and the Sponsor Designator will have the rights of the Sponsor as the Sponsor Stockholder under the Sponsor Stockholders Agreement. While the Escrow Shares are held in escrow, the Sponsor’s members will have full ownership rights to the Escrow Shares, including voting rights, but any earnings or proceeds from the Escrow Shares will be retained in the escrow account, and neither the Sponsor’s members nor Mr. Simanson following the Sponsor dissolution will have the right to transfer the Escrow Shares.

(5)      In addition to the other directors listed, Peter J. Kight, and Robert H. Hartheimer are also expected to be directors of the Company post-Business Combination. Unless otherwise noted, the principal business address of all the individuals listed under “Expected Directors and Named Executive Officers of the Company Post-Business Combination” in the table above is 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305.

(6)      Represents shares held of record by the 2018 JAM Family Charitable Trust dated March 1, 2018 and JOSEH Holdings, LLC (collectively, the “Morris Entities”). John Morris owns all of the voting ownership interests of JOSEH Holdings, LLC and serves as the sole member of its board of managers. John Morris is the sole trustee of the 2018 JAM Family Charitable Trust dated March 1, 2018. Mr. Morris has voting and investment power over the shares held by the Morris Entities.

(7)      Represents shares held of record by Alias Holdings, LLC. Shaler Alias owns all of the voting ownership interests of Alias Holdings, LLC. He also serves as the sole member of its board of managers and has voting and investment power over the shares held by Alias Holdings, LLC.

(8)      Excludes shares listed in footnote 9 below. Mr. Jacobs is an operating partner of Corsair Capital LLC and Mr. Schein is a managing director of Corsair Capital LLC. Mr. Thornburgh is a senior advisor of Corsair Capital LLC.

(9)      Represents shares held of record by CC Payment Holdings, L.L.C. (the “Payment Holdings LLC”). Corsair Capital LLC is the general partner of (a) Corsair IV Management AIV, L.P. (“Corsair IV AIV”), which is the general partner of Corsair IV Payment Holdings Partners, L.P. (which holds all of the limited liability company interests of the Payment Holdings LLC), and (b) Corsair IV Management L.P. (“Corsair IV”), which is (i) the managing member of the Payment Holdings LLC, and (ii) the general partner of Corsair IV Payment Holdings Investors, L.P. (the majority limited partner of Corsair IV Payment Holdings Partners, L.P.) (collectively, the “Corsair Entities”). As such, Corsair Capital LLC, Corsair IV and Corsair IV AIV may be deemed to have beneficial ownership of the securities held by the Corsair Entities. Corsair Capital LLC acts as the investment advisor to each of the Corsair Entities and has voting and investment power over the shares held of record by Payment Holdings LLC. The principal business address for each of the entities and the persons identified in this paragraph is c/o Corsair Capital, 717 Fifth Avenue, 24th Floor, New York, NY 10022.

(10)    Neuberger Berman Group LLC and certain of its affiliates may be deemed to be the beneficial owners of the securities for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, because it or certain affiliated persons, including Neuberger Berman Investment Advisers LLC, the adviser or sub-adviser to the funds holding the securities, and NB Equity Management GP LLC, the General Partner of NB All Cap Alpha Fund L.P., a “feeder” fund operating in a “master-feeder” structure and the owner of all or substantially all the outstanding shares of NB All Cap Alpha Master Fund Ltd, have shared power to retain, dispose of or vote the securities owned by the funds pursuant to the terms of investment management, advisory and/or sub-advisory agreements with the funds. Neuberger Berman Group LLC or its affiliated persons do not, however, have any economic interest in the securities held by the funds. The address of Neuberger Berman Group LLC, Neuberger Berman Investment Advisers LLC, NB Equity Management GP LLC is 1290 Avenue of the Americas, New York, NY 10104.

(11)    Mr. Ronald Baron has voting and/or investment control over the shares held by Baron Small Cap Fund. Mr. Baron disclaims beneficial ownership of the shares held by Baron Small Cap Fund.

(12)    According to a Schedule 13G filed with the SEC on November 1, 2018, Basso Capital Management, L.P. (“BCM”), Basso SPAC Fund LLC (“Basso SPAC”), Basso Management, LLC (“Basso Management”), Basso GP, LLC (“Basso GP”) and Howard I. Fischer (“Mr. Fischer”) reported beneficial ownership of these shares. Basso Management is the manager of Basso SPAC. BCM serves as the investment manager of Basso SPAC. Basso GP is the general partner of BCM. Mr. Fischer is the sole portfolio manager for Basso SPAC, the Chief Executive Officer and a founding managing partner of BCM, and a member of each of Basso Management and Basso GP. Accordingly, each of Basso Management, BCM, Basso GP and Mr. Fischer may be deemed to indirectly beneficially own such shares. Each of the reporting persons in the Schedule 13G lists its address as 1266 East Main, Street, Fourth Floor, Stamford, Connecticut 06902 in such filing. The Schedule 13G may not reflect current holdings of Thunder Bridge’s ordinary shares.

(13)    According to a Schedule 13G filed with the SEC on October 10, 2018, Polar Asset Management Partners Inc. reported beneficial ownership of these shares. Polar Asset Management Partners Inc. lists its address as 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada in such filing. The Schedule 13G may not reflect current holdings of Thunder Bridge’s ordinary shares.

(14)    According to a Schedule 13G filed with the SEC on July 25, 2018, as amended on February 14, 2019, Weiss Asset Management LP (“Weiss Management”), WAM GP LLC (“WAM GP”) and Andrew Weiss share voting and dispositive power with respect to 2,042,774 shares. BIP GP LLC (“BIP”) also shares voting and dispositive power with respect to 1,121,409 shares. The shares reported for BIP GP include shares beneficially owned by a private investment partnership (the “Partnership”) of which BIP GP is the sole general partner. Weiss Management is the sole investment manager to the Partnership. WAM GP is the sole general partner of Weiss Management. Mr. Weiss is the managing member of WAM GP and BIP GP. Shares reported for WAM GP, Andrew Weiss and Weiss Asset Management include shares beneficially owned by the Partnership (and reported above for BIP GP). Each of Weiss Management, BIP GP, WAM GP and Mr. Weiss disclaims beneficial ownership of the shares owned by each except to the extent of their respective pecuniary interest therein. Each of the reporting persons in the Schedule 13G lists its address as 222 Berkeley Street, 16th Floor, Boston, Massachusetts 02116. The Schedule 13G, as amended, may not reflect current holdings of Thunder Bridge’s ordinary shares.

(15)    According to a Schedule 13G filed with the SEC on June 20, 2018, as amended on February 14, 2019, AQR Capital Management, LLC, AQR Capital Management Holdings, LLC, CNH Partners, LLC, AQR Absolute Return Master Account, L.P. and AQR Principal Global Asset Allocation, LLC reported beneficial ownership of these shares. AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. CNH Partners, LLC is deemed to be controlled by AQR Capital Management, LLC. AQR Capital Management, LLC, and CNH Partners, LLC act as investment manager to AQR Absolute Return Master Account, L.P. AQR Principal Global Asset Allocation, LLC is the general partner of AQR Absolute Return Master Account, L.P. Each of the reporting persons in the Schedule 13G lists its address as Two Greenwich Plaza, Greenwich, CT 06830. The Schedule 13G, as amended, may not reflect current holdings of Thunder Bridge’s ordinary shares.

(16)    According to a Schedule 13G filed with the SEC on February 13, 2019, Tor Asia Credit Master Fund LP (“Tor”), Tor Investment Management (Hong Kong) Limited (“Tor Master Fund”), Patrik Lennart Edsparr and Christopher Louis Mikosh reported beneficial ownership of these shares. Messrs. Edsparr and Mikosh are the majority owners of Tor and by virtue of this relationship, they may be deemed to beneficially own the shares owned directly by the Tor Master Fund. The principal place of business for Tor and Messrs. Edsparr and Mikosh is Henley Building 19/F, 5 Queen’s Road Central, Hong Kong. The principal place of business for the Tor Master Fund is PO Box 309, Ugland House, Grand Cayman, KY-1104, Cayman Islands. The Schedule 13G may not reflect current holdings of Thunder Bridge’s ordinary shares.

(17)    According to a Schedule 13G filed with the SEC on February 13, 2019, HGC Investment Management Inc. reported beneficial ownership of these shares. The reporting person in the Schedule 13G lists its address as 366 Adelaide, Suite 601, Toronto, Ontario M5V 1R9, Canada. The Schedule 13G may not reflect current holdings of Thunder Bridge’s ordinary shares.

(18)    According to a Schedule 13G filed with the SEC on February 14, 2019, OxFORD Asset Management LLP reported beneficial ownership of these shares. The reporting person in the Schedule 13G lists its address as OxAM House, 6 George Street, Oxford, United Kingdom, OX1 2BW. The Schedule 13G may not reflect current holdings of Thunder Bridge’s ordinary shares.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Thunder Bridge Related Person Transactions

In September 2017, the Sponsor purchased 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. In June 2018, Thunder Bridge effectuated a 1.125-for-1 dividend of the ordinary shares resulting in an aggregate of 6,468,750 Founder Shares outstanding and held by the Sponsor. As a result of the underwriters’ not exercising the over-allotment option in full in connection with the IPO, 18,750 Founder Shares were forfeited, resulting in an aggregate of 6,450,000 Founder Shares issued and outstanding. The Sponsor owns 20.0% of the issued and outstanding ordinary shares of Thunder Bridge and has the right to elect all of Thunder Bridge’s directors prior to the initial business combination. Pursuant to the Letter Agreement between Thunder Bridge and its Sponsor, officers and directors, Thunder Bridge’s Sponsor, officers and directors have agreed to vote all ordinary shares owned by them, including the Founder Shares, in favor of the Business Combination.

The Sponsor and Cantor purchased an aggregate of 8,830,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant for an aggregate purchase price of $8,830,000 in a private placement that closed simultaneously with the closing of the IPO. Each private placement warrant entitles the holder upon exercise to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as provided herein. The Private Placement Warrants (including the common stock that will be issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of the initial Business Combination. In connection with the Business Combination and PIPE Financing, the Sponsor has agreed to transfer 8,000,000 Private Placement Warrants (after giving effect to the Warrant Amendment) to certain of the PIPE Investors, and the Sponsor and Cantor will forfeit their remaining 830,000 Private Placement Warrants, which will be cancelled upon the consummation of the Business Combination. The Sponsor, Cantor and the PIPE Investors who will receive Private Placement Warrants have waived their rights to receive the $1.50 cash payment for each of their Private Placement Warrants.

In connection with the IPO, Thunder Bridge entered into the Forward Contract with Monroe Capital, a member of the Sponsor, granting Monroe Capital the right to purchase, at its option exercised by consenting to Thunder Bridge’s initial business combination, 5,000,000 units of Thunder Bridge at $10.00 per unit, for aggregate gross proceeds of $50,000,000 in a private placement to occur concurrently with the completion of Thunder Bridge’s initial business combination. The Forward Contract also provided that, if Monroe Capital consented to a business combination, Monroe Capital would obtain a right of first refusal to participate in up-to 51% of any debt financing in such initial business combination and to act as lead arranger and agent in the debt financing.

On January 21, 2019, Monroe Capital, the Sponsor and Thunder Bridge executed the Forward Contract Waiver relating to the Forward Contract pursuant to which Monroe Capital consented to the Business Combination. However, in order to facilitate the Debt Financing arrangements, Monroe agreed to waive its right of first refusal on debt financings of the Company in connection with the Transactions and both the Company and Monroe agreed that Monroe will not purchase any Units under the Forward Contract. The Forward Contract Waiver does not terminate the Forward Contract in the event the Business Combination is terminated and Thunder Bridge pursues an alternative initial business combination. However, in connection with the Business Combination, it will not have access to equity or debt financing from Monroe Capital pursuant to the Forward Contract as a potential source of capital investment to complete the Business Combination.

Thunder Bridge has entered into an Administrative Services Agreement with First Capital Group, LLC, an affiliate of the Sponsor, pursuant to which Thunder Bridge pays a total of $10,000 per month for office space, administrative and support services to such affiliate. Upon completion of the initial business combination or the liquidation of Thunder Bridge, Thunder Bridge will cease paying these monthly fees. Accordingly, in the event the completion of the initial business combination takes the maximum 18 months, an affiliate of the Sponsor will be paid a total of $180,000 ($10,000 per month) for office space, administrative and support services and will be entitled to be reimbursed for any out-of-pocket expenses.

The Sponsor, officers and directors, or any of their respective affiliates, are entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on behalf of Thunder Bridge, such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee reviews on a quarterly basis all payments that were made to the Sponsor, officers, directors or their affiliates and determines which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on behalf of Thunder Bridge; however, the amount of fees that Thunder Bridge is allowed to incur in connection with the Business Combination is capped at $1,500,000 under the Merger Agreement, unless such cap is waived or increased by Repay. However, the Sponsor has agreed that in the event that Thunder Bridge’s unpaid expenses and obligations as of the Closing are greater than $21.75 million, then the Sponsor will forfeit a number of its Escrow Shares (in addition to the 2,335,000 Class B ordinary shares to be canceled pursuant to the Sponsor Letter Agreement as discussed in the section “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Sponsor Letter Agreement”) equal in value to the excess of such expenses and obligations over such cap, with each escrow share valued at the price per share paid to each Public Shareholder who elects to redeem its shares in connection with the Business Combination. If Thunder Bridge fails to complete a Business Combination within the required period, the Sponsor and Thunder Bridge’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.

The Sponsor loaned Thunder Bridge $277,600, which was used for a portion of the expenses of the IPO. This loan was repaid upon the closing of the IPO.

In addition, in order to finance transaction costs in connection with an initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of Thunder Bridge’s officers and directors may, but are not obligated to, loan Thunder Bridge funds as may be required. If Thunder Bridge completes an initial Business Combination, it would repay such loaned amounts. In the event that the initial Business Combination does not close, Thunder Bridge may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. The terms of such loans, if any, by the officers and directors of Thunder Bridge have not been determined and no written agreements exist with respect to such loans. Thunder Bridge does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

On April 15, 2019, Thunder Bridge executed a promissory note with the Sponsor, whereby Thunder Bridge may borrow up to $600,000. The note is non-interest bearing and matures the earlier of the date of the consummation of the Business Combination or the date of the winding down of Thunder Bridge. All advances under the note are at the discretion of the Sponsor. As of March 31, 2019 and December 31, 2018, the Sponsor had made advances of $316,866 and $0, respectively.

Peter J. Kight will be a director of the Company after the completion of the Business Combination. As such, in the future he may receive any cash fees, stock options, stock awards or other remuneration that the Company Board determines to pay to such director.

Thunder Bridge has entered into a registration rights agreement with respect to the Founder Shares, Private Placement Warrants and warrants issued upon conversion of working capital loans (if any). At the completion of the Business Combination, Thunder Bridge will enter into an amendment to this agreement to cover the shares of Class A common stock of the Company owned by the parties thereto or issuable in exchange for warrants owned by the parties as registrable securities thereunder. Additionally, the amendment will change the registration rights so that they rank pari passu with the registration rights of the parties under the Registration Rights Agreement to be entered into at the Closing. For more information, please refer to the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Amendment to Founders Registration Rights Agreement.”

On May 9, 2019, Peter J. Kight entered into a subscription agreement with Thunder Bridge in connection with the PIPE Financing, pursuant to which Thunder Bridge agreed to issue him 500,000 Class A ordinary shares, at a price of $10.00 per Class A ordinary share. The PIPE Financing is conditioned on the Closing being scheduled to occur concurrently with or immediately following the closing of the PIPE Financing and other customary closing conditions.

Repay Related Person Transactions

In September 2016, Repay entered into a management agreement with Corsair Investments, L.P. (“Corsair Investments”), an affiliate of its significant equityholder Corsair, pursuant to which Corsair Investments agreed to provide management and consulting services to Repay in exchange for fees. This agreement is expected to be terminated in connection with the completion of the Business Combination (other than certain limitation of liability and indemnification provisions relating to periods prior to the termination). Repay paid to Corsair Investments $213,333 in 2016 and $400,000 in each of 2017 and 2018 in respect of management fees under the management agreement. In addition, Repay reimbursed Corsair Investments approximately $2.9 million in 2016 for certain transaction expenses relating to the acquisition of Repay Holdings, LLC (“Repay Holdings”), and $388,401 in 2017 for certain transaction expenses in connection with acquisitions made by Repay and its subsidiaries.

In connection with the acquisition of Sigma Payment Solutions Inc. in January 2016, a subsidiary of Repay Holdings paid $350,000 to Susan Perlmutter, who serves as Chief Revenue Officer. See the section entitled “Management of Repay.” In connection with the acquisition of Repay Holdings in September 2016, a subsidiary of Repay paid an aggregate amount of $11.5 million to four individuals in connection with the buyouts of their commissions, of which $6.4 million was paid to John Morris, who serves as Chief Executive Officer, $2.8 million was paid to Shaler Alias, who serves as President, and $1.4 million was paid to Andrew Alias, who is an employee and the brother of Shaler Alias. In 2018, a subsidiary of Repay paid an additional $2.5 million to Andrew Alias in connection with the buyout of his commissions.

In connection with Repay’s acquisition of Repay Holdings in September 2016, a subsidiary of Repay entered into three subordinated promissory notes (collectively, the “Seller Notes”) with certain of the then-existing equityholders of Repay Holdings, John Morris, Shaler Alias and NCP Payment Systems, respectively. The Seller Notes represented an aggregate principal amount of $10.0 million with an interest rate of 12%. Repay made interest payments in respect of the Seller Notes in an aggregate amount of $1,011,252 during the year ended December 31, 2017, and $266,667 for the period from September 1, 2016 to December 31, 2016. The Seller Notes were repaid in full during the year ended December 31, 2017.

The existing equityholders of Repay are parties to the existing amended and restated limited liability company agreement of Repay. During the year ended December 31, 2017, Repay declared and paid a cash distribution of approximately $5.5 million, of which $3.9 million was paid to Corsair, $890,000 to John Morris, $480,000 to Shaler Alias, $20,000 to Tim Murphy who serves as Chief Financial Officer, $17,000 to Jason Kirk, who serves as Chief Technology Officer and $16,000 to Susan Perlmutter, who serves as Chief Revenue Officer. During the year ended December 31, 2018, Repay declared and paid a cash distribution of approximately $6.3 million, of which $4.6 million was paid to Corsair, $963,000 to John Morris, $523,000 to Shaler Alias, $32,000 to Tim Murphy, $27,000 to Jason Kirk, $20,000 to Susan Perlmutter and $4,000 to Mike Jackson, who serves as Chief Operating Officer. During the three months ended March 31, 2019, Repay declared a cash distribution of approximately $3.6 million, of which $1.6 million was paid to Corsair, $312,000 to John Morris, $555,000 to Shaler Alias, $201,000 to Tim Murphy, $163,000 to Jason Kirk, $54,000 to Susan Perlmutter and $72,000 to Mike Jackson, who serves as Chief Operating Officer, which distributions were paid in April 2019.

In January 2018, Repay, through its subsidiary, entered into a sponsorship agreement with CapStar Bank (“CapStar”), an entity affiliated with Corsair, a beneficial holder of more than 5% of Repay’s existing limited liability company interests, pursuant to which CapStar provides sponsorship to allow Repay to settle processing transactions through the payment networks. During the year ended December 31, 2018 and the quarter ended March 31, 2019, Repay paid approximately $45,000 and $124,000, respectively, to CapStar. Repay maintains relationships with multiple sponsor banks and believes the terms of the transactions described above were comparable to terms it could have obtained in arm’s-length dealings with unrelated third parties.

In connection with the Business Combination and immediately prior to the Closing, Repay intends to fully accelerate the vesting of all outstanding profits interests of Repay that remain unvested at such time. All outstanding profits interests, including those unvested profits interests that will become vested profits interests in connection with the Business Combination, will be exchanged into limited liability company interests of Repay immediately prior to the Closing based on the fair market value of such profits interests as determined pursuant to the terms of the existing limited liability company agreement of Repay. Holders of such limited liability company interests will receive the Merger Consideration as described in the section entitled, “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Merger Consideration.”

Post-Business Combination Arrangements

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Merger Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

•        Amended Operating Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Amended Operating Agreement”);

•        Exchange Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Exchange Agreement”);

•        Tax Receivable Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement”);

•        Waiver Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Waiver Agreement”);

•        Support Agreements (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Support Agreements”);

•        Sponsor Letter Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Sponsor Letter Agreement”);

•        Subscription Agreements and Lock-up Agreements (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Subscription Agreement; Lock-up Agreement”);

•        Cantor Forfeiture Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Cantor Forfeiture Agreement”);

•        Stockholders Agreements (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Stockholders Agreements”);

•        Registration Rights Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Registration Rights Agreement”);

•        Amendment to Founders Registration Rights Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Amendment to Founders Registration Rights Agreement”); and

•        Employee agreements of Mr. Morris, Mr. Alias and Mr. Murphy (see the section entitled “Executive Compensation of Repay — Key Compensation Actions in 2019”).

Statement of Policy Regarding Transactions with Related Persons

The Company will adopt a formal written policy that will be effective upon the completion of the Business Combination providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the Company’s nominating and corporate governance committee, subject to certain exceptions. For more information, see the section entitled “Management of the Company Following the Business Combination — Related Person Policy of the Company.”

Indemnification of Directors and Officers

The Bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). In addition, the Charter will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of Thunder Bridge’s or Repay’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

INFORMATION ABOUT REPAY

Throughout this section, unless otherwise noted, “we”, “us”, “Repay” and the “Company” refer to Hawk Parent Holdings LLC and its consolidated subsidiaries.

Company Overview

Repay provides integrated payment processing solutions to industry-oriented markets in which merchants have specific transaction processing needs. We refer to these markets as “vertical markets” or “verticals.” Our proprietary, integrated payment technology platform reduces the complexity of the electronic payments process for merchants, while enhancing their consumers’ overall experience. We charge our clients processing fees based on the volume of payment transactions processed and other transaction or service fees. We intend to continue to strategically target verticals where we believe our ability to tailor payment solutions to our clients’ needs, our deep knowledge of our vertical markets and the embedded nature of our integrated payment solutions will drive strong growth by attracting new clients and fostering long-term client relationships.

We processed approximately $7.5 billion of total card payment volume in 2018 and have grown rapidly since our founding. Our year-over-year card payment volume growth was approximately 42% in 2018, 21% in 2017 and 86% in 2016. Approximately 51% of the year-over-year card payment volume growth in 2018 was attributable to the clients of PaidSuite, which was acquired on September 28, 2017, and Paymaxx, which was acquired on December 15, 2017. In the three months ended March 31, 2019, the year ended December 31, 2018 and the year ended December 31, 2017, we had total revenues of $39.2 million, $130.0 million and $94.0 million, respectively. In the three months ended March 31, 2019, we generated Adjusted EBITDA and net income of approximately $11.3 million and $4.9 million, respectively. In the year ended December 31, 2018, we generated Adjusted EBITDA and net income of $36.8 million and $10.5 million, respectively, and for the year ended December 31, 2017, we generated Adjusted EBITDA and net income of $25.4 million and $9.4 million, respectively. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Repay — Non-GAAP Financial Measure” for reconciliation of Adjusted EBITDA to net income. As of March 31, 2019 we had over 3,500 clients. Our top 10 clients, with an average tenure of approximately four years, contributed to approximately 29% and 30% of total revenue during the year ended December 31, 2018 and the three months ended March 31, 2019, respectively.

Since our founding, we have directed our solutions to the personal loans vertical and, through platform acquisitions, have since expanded into the automotive loans and receivables management verticals. Our payment processing solutions enable consumers in these verticals to make payments using electronic payment methods, rather than cash or check, which have historically been the primary methods of payment in these verticals. We believe that a growing number of consumers prefer the convenience and efficiency of paying with cards and other electronic methods and that we are poised to benefit from the significant growth opportunity of electronic payment processing as these verticals continue to shift from cash and check to electronic payments. The personal loans vertical is predominately characterized by installment loans, which are typically utilized by consumers to finance everyday expenses. The automotive loans vertical predominantly includes subprime automotive loans, automotive title loans and automotive buy-here-pay-here loans and also includes near-prime and prime automotive loans. Our receivables management vertical relates to consumer loan collections, which typically enter the receivables management process due to delinquency on credit card bills or as a result of major life events, such as job loss or major medical issues.

Repay’s go-to-market strategy combines direct sales with integrations with key software providers in our target verticals. The integration of our technology with key software providers in the verticals that we serve, including loan management systems, dealer management systems and collection management systems, allows us to embed Repay’s payment processing technology into our clients’ critical workflow software and ensure seamless operation of our solutions within our clients’ enterprise management systems. We refer to these software providers as our “software integration partners.” This integration allows our sales force to easily access new client opportunities or respond to inbound leads because, in many cases, a merchant will prefer, or in some cases only consider, a payments provider that has already integrated or is able to integrate its solutions with the merchant’s primary enterprise management system. We have successfully integrated our technology solutions with numerous, widely-used enterprise management systems in the verticals that we serve, which makes our platform a more compelling choice for the merchants that use them. Moreover, our relationships with our partners help us to develop deep industry knowledge regarding trends in merchant needs. Our integrated model fosters long-term relationships with our clients, which supports our volume retention rates that we believe are above industry averages. As of March 31, 2019 we maintained approximately 54 integrations with various software providers.

Repay’s integrated payment platform offers our clients multiple payment channels (telephone, point of sale (“POS”) and virtual terminals) to make payments. While we offer a comprehensive suite of electronic payment options that include credit card processing, ACH, and electronic bill payment and presentment, we predominantly process payments through debit card transactions. This platform, coupled with Repay’s direct sales and integrations strategy, helps us attract new clients. We have developed an ecosystem comprised of leading card and industry associations, sponsor banks and third-party merchant processors, each of which work with us as part of the payments process to deliver the solutions that our clients need to process transactions with consumers. We believe that a combination of our relationships with payment networks, sponsor banks and third-party merchant processors, our institutional knowledge of the markets we serve, our compliance expertise, and our product innovation capabilities will allow us to grow our client base and extend our product offerings within existing and new verticals.

Strategic acquisitions are another important part of our long-term strategy. We have completed six payment company and portfolio acquisitions. These acquisitions have allowed us to further penetrate existing vertical markets, access new strategic vertical markets, broaden our technology and solutions suite, and expand our client base. Our growth strategy is to continue to build our company through a disciplined combination of organic and acquisitive growth. We continue to focus on identifying strategic acquisition candidates in an effort to drive accretive growth.

Headquartered in Atlanta, Georgia, Repay’s legacy business was founded as M & A Ventures, LLC, a Georgia limited liability company (“M & A Ventures”), in 2006 by current executives John Morris and Shaler Alias. In 2013, as a result of its acquisition by certain investment funds affiliated with a private equity firm, M & A Ventures became a wholly-owned subsidiary of Repay Holdings, LLC, a Delaware limited liability company (“Repay Holdings”). Hawk Parent Holdings LLC, a Delaware limited liability company (“Hawk Parent”), was formed in 2016 in connection with the acquisition of a majority interest in Repay Holdings and its subsidiaries (the “2016 Recapitalization”) by certain investment funds sponsored by, or affiliated with, Corsair Capital LLC. On September 1, 2016, upon consummation of the 2016 Recapitalization, Repay Holdings became an indirect, wholly-owned subsidiary of Hawk Parent. Hawk Intermediate Holdings LLC (“Hawk Intermediate”) is a direct, wholly-owned subsidiary of Hawk Parent, and Hawk Buyer Holdings LLC (“Hawk Buyer”) is a direct, wholly-owned subsidiary of Hawk Intermediate. Repay Holdings is a direct, wholly-owned subsidiary of Hawk Buyer. Hawk Parent is a holding company with no operations of its own, and our business operations are conducted almost entirely through M & A Ventures and other subsidiaries of Repay Holdings.

Industry Overview

The integrated payment processing industry provides merchants with comprehensive payment processing services, along with related value-added solutions and information services. We believe the industry is continuing to grow, driven by advances in payment technology and wider merchant acceptance and increased consumer use of electronic payments. The proliferation of bankcards and use of other payment technologies has made the acceptance of electronic payments through multiple channels a virtual necessity for many businesses, regardless of size, to remain competitive. At the same time, increased availability of more sophisticated products and services has resulted in a highly competitive and specialized industry.

Historically, most payment processing services in our primary vertical markets have been characterized by uniform payment processing without ready access to more sophisticated technology, value-added and customized solutions, or high-touch client service. To keep up with the changing demands of how consumers wish to pay for goods and services, we believe our clients increasingly recognize the need for value-added services wrapped around omni-channel payment solutions that are tailored to their specific business needs.

Based on the 2018 Stax market report commissioned by Repay, the aggregate payment volumes from our key vertical markets — personal loans, automotive loans and receivables management — is expected to grow to $535 billion by 2020, representing 17% growth from $455 billion in 2017. Stax estimated in its report that debit card payment volume would grow to $225 billion by 2020, representing 39% growth from $162 billion in 2017. Historically, payments in these markets have been made by cash, check and ACH. However, based on the 2018 Stax market report, there has been a shift in payment methods towards credit and, in particular, debit card payments driven by consumer demand for more convenient payment options.

Favorable Industry Trends

The following are important trends that Repay believes will impact its growth and market opportunity:

•        Shift from Cash and Checks to Electronic Payment Methods — Technological advancements have transitioned typical payments from cash and checks to electronic payment methods. As providers continue to adopt and accept electronic debit transactions, we believe consumers will continue to drive increased electronic payment volumes due to the ease, efficiency and simplicity of these transactions. According to the 2018 Stax market report, the share of debit transactions as a percentage of overall payment volume is expected to increase from 12% to 15% in the personal loans vertical, 40% to 47% in the automotive loans vertical and remain flat at 41% in the receivables management vertical, in each case between 2017 and 2020.

•        Increasing Importance of Integrated Payments — Integrated payment processing solutions offer merchants the ability to streamline their businesses with lower costs and increased accuracy. These solutions generally require customer payment data to be entered into the merchants’ enterprise management systems only once, reducing the time needed to initiate transactions, and enable information sharing across payments, billing and reconciliation functionalities, which reduces the resources needed to service recurring transactions. As merchants process greater volumes of electronic payments, we would expect them to increasingly prefer integrated payment solutions that can offer tailored features that enable more efficient processing.

•        Mobile Payments — Historically, most of our clients’ payment activity was conducted on a computer via a web browser; however, as mobile technologies continue to advance, consumers are increasingly using mobile browsers and native mobile applications. We believe this shift will drive increased payment volumes and transactions as a result of the increased convenience for consumers in completing transactions and will create long-term client relationships as consumers adopt our mobile payment applications, which we deliver on a white-label basis, customized to our clients’ particular needs.

•        Demand for Greater Security — Merchants continue to face new security challenges as the electronic payments industry continues to grow in size and complexity. With the evolution of more payment channels, access devices and card types, we believe that maintaining the integrity of the payment system has become more challenging and critical for payment processors. As a result, processors will need to have the technical capabilities, expertise and partnerships to deploy new security solutions and safely integrate with new solutions. Our built-in security and compliance programs help our clients to remain compliant with payment industry standards without having to maintain internal processes and procedures.

•        Growth of Certain Verticals — We believe that the healthcare industry will see transaction volume growth due to underlying industry trends towards higher deductible plans that result in greater volumes of patient pay. In addition, we believe that industries such as recreational vehicle finance and credit unions, as well as other industries, will continue to see transaction volume growth as migration from paper- to electronic-based payments continues. These industries often utilize software with embedded payment processing technology tailored specifically for their business type. We believe Repay is well positioned to deliver targeted solutions to these industries by leveraging our payments suite, which can be customized to these industries’ specific needs, and the knowledge we have developed in our existing verticals.

Electronic Payments Overview

The payment processing and services industry provides the infrastructure necessary to enable the acceptance, processing, clearing and settlement of electronic payments, predominantly consisting of credit card, debit card, ACH, gift card and loyalty rewards programs.

There are five key participants in the payment processing value chain: (i) card issuing banks, (ii) merchant acquirers, (iii) payment networks, (iv) merchant processors and (v) sponsor banks. Each of these participants performs key functions in the electronic payments process:

•        Card Issuing Banks — Typically financial institutions that issue credit/debit cards to consumers, and who also underwrite the risks associated with the cards, authorize transactions by checking for fraud and sufficient funds and transfer funds through the payment networks for settlement. Some card issuers do not have the ability to process transactions in-house, in which case the issuer may engage a card processor.

•        Merchant Acquirers — Firms that sign up merchants to their platform through a variety of sales channels, enabling them to accept, process and settle electronic payments. Additionally, merchant acquirers provide other value-added services to help merchants run their businesses more efficiently, such as providing client support and services.

•        Payment Networks — Card brand companies, such as MasterCard or Visa, that provide the means to route transactions and information between card issuers, merchant acquirers and merchant processors in real-time over their respective communication networks. These card brand companies set the rules and standards governing the facilitation of transactions over their networks.

•        Merchant Processors — Firms that provide the technology needed to allow for payment authorization, data transmission, data security and settlement functions. Sometimes, the merchant acquirer and processor functions are provided by the same entity.

•        Sponsor Banks — Financial institutions that are acquiring members of Visa, MasterCard and Discover and provide sponsorship access to the card networks for merchant acquirers and merchant processors. Sponsor banks provide merchant acquirers access to the card networks for their processing activity.

The industry also includes other third-party providers, including service, software and hardware companies that provide products and services designed to improve the experience for card issuers, merchants and merchant acquirers. This category includes mobile payment enablers, terminal manufacturers, and Independent Software Vendors (“ISVs”). Industry participants can serve one or more functions in the payment processing value chain.

Each electronic payment transaction consists of two key steps: the front-end authorization and back-end settlement.

•        Front-End Authorization – The original request for payment authorization that occurs when the card is swiped or inserted at the POS or the data is entered into an online gateway.

•        Back-End Settlement – The settlement and clearing process which consists of settling outstanding payables and receivables between the card issuing bank and the merchant’s bank. This process is facilitated by a back-end processor that utilizes the network’s platform to send outstanding payable information and funds between the two parties.

A credit or debit card transaction carried out offline or through signature debit is a two-message process, with the front-end authorization occurring at the POS and the back-end settlement occurring later as a part of a batch processing system that clears all payments from transactions occurring throughout the day. Credit and debit card transactions carried out with personal identification numbers (“PINs”) consist of a single message, whereby the authorization and clearing occur immediately, with the money being instantly debited from the cardholder’s checking account, although the settlement of funds (the transfer to the merchant’s account) may happen later as part of a batch process.

Competitive Strengths

Innovative, Comprehensive Suite of Payment Solutions Tailored to Strategic Verticals

We believe our ability to deliver innovative payment solutions tailored to the specific needs of our clients differentiates us from our competitors. Our payment solutions are developed with our deep knowledge of each of our strategic vertical markets, which provides us insight into our clients’ needs and enables us to deliver high-quality, vertical-specific client support. With these insights in mind, we tailor our payment solutions to the specific needs of individual markets with the help of our software integration partners, who work with us to integrate our solutions into their vertical-specific enterprise management systems. We deploy our integrated payment solutions through our robust gateway via the many payment channels we offer to our clients. Since our gateway and payment channels can be used across different verticals, we can focus much of our attention on tailoring our integrated payment solutions to the specific needs of individual vertical markets and clients we serve. We target vertical markets that are large and growing, where businesses typically lack integrated payment functionality within their enterprise management systems. In such markets, we believe there is potential for significant market penetration of our solutions because the existing competition is fragmented, and there is momentum around the shift from legacy payment methods to electronic payment solutions. In addition, we expect to continue to invest heavily in our technology in an ongoing effort to provide our clients with industry-leading payment solutions.

Maintenance of Robust Portfolio of Integrations with Software Integration Partners and Direct Sales Force Structured By Vertical

We are currently integrated with the enterprise management systems of approximately 53 software providers. These software integration partners contract with us to incorporate our payment solutions into the primary software that merchants use to manage their businesses. Our software integration partners typically provide lender management systems, dealer management systems and collection management systems to merchants in the personal loan, automotive loan and receivables management verticals, respectively. Successful integration with our software integration partners’ systems is critical to our ability to attract new clients. In many cases, a merchant will prefer, or in some cases only consider, an integrated payments provider that has already integrated or is able to integrate its solutions with the merchant’s primary enterprise management system. Due to the time and expense required for software integration partners to incorporate the solutions of a payments processor into their software, many software integration partners prefer to integrate their software with only a limited number of payments processors. Repay is dedicated to identifying a strong pipeline of potential integrations while maintaining its relationships with its current software integration partners. We identify software integration partners who have a strong customer base and aim to build our relationships with such partners early. In some cases, in exchange for facilitating the integration of our payments solutions with its enterprise management systems, we may agree to pay a software integration partner revenue-based fees on the payments processed through such partner’s systems. We believe that moving quickly in identifying software integration partners helps us to build relationships with such partners. As our partners come to understand the strength of our integrated payment solutions, we expect that our relationships will help us to become a preferred payment processing solutions provider to their clients. We believe our portfolio of integrations is attractive to the merchants who use our partners’ software and, as a result, makes our solutions a more compelling and convenient choice for them.

In order to market our integrated payment solutions to such merchants, we depend upon our direct sales team, which is organized into sub-teams dedicated to each of our existing vertical markets and subdivided based on projected merchant account size. The Repay sales team also identifies new software integration partners who offer desirable client portfolios, works with our software integration partners to identify and refer ideal prospective clients, and performs ongoing client support. Once identified, our sales teams deal directly with our prospective clients to communicate the strengths of our platform and understand such prospective clients’ specialized payment solutions needs. Upon engagement by a merchant, our sales team works with such merchant to design its preferred suite of payment solutions, coordinates with our technology team to build such merchant’s desired customizations, and works with our software integration partners to organize the incorporation of our software into the merchant’s enterprise management system. As a result of their extensive client contact, we believe our direct sales team is a crucial element in the realization of our sales strategy.

Differentiated Payment Processing Ecosystem

We have developed an ecosystem comprised of a combination of proprietary and third-party technology and payment processing assets. Our proprietary technology assets include, but are not limited to, our gateway, software/ISV channels, and electronic payment channels. We believe that our clients are attracted to Repay’s solutions in large part due to the sophistication and customization of such assets. While our clients within a given vertical process similar types of transactions, their needs for specific software solutions are generally diverse. Their requirements for specific software solutions may vary depending upon the particular enterprise management system they utilize and the types of payment channels they choose to offer consumers (i.e. hosted payment page, mobile application, or pay-by-text). With our front-end and back-end processors handling the transmission of authorization and settlement information, we can focus our technology resources on providing our clients with payments products tailored to their individual needs.

Another critical component of our ecosystem is our relationships with our sponsor banks and other service providers such as third party processors. Whereas many of our competitors rely on third party super-ISOs (Independent Sales Organizations) that arrange delivery of multiple processing functionalities required to settle payment transactions, we primarily contract directly with the participants in the payment ecosystem such as sponsor banks and third party processors. These relationships are often proprietary and in some cases are exclusive with respect to a particular vertical. Such relationships provide our clients with a high degree of certainty and continuity with regards to their long-term payment needs. Unlike many of our competitors who rely on super-ISOs, we have the flexibility to shift payment volumes between our sponsor banks and negotiate pricing directly with each of our third party processors and vendors. This gives us greater control over our clients’ processing cost structures. Typically, super-ISOs are party to the contractual relationships that partnering payment processors have with their clients, which customarily prohibit the payment processor from commuting the client account to another super-ISO. This gives the super-ISO considerably greater power over client relationships as compared to payment processors like Repay. In addition, because we approach our sponsor banks directly, we are required to perform risk-management analyses on our clients ourselves. Our diligence helps us gain a deeper understanding of the nature of our clients’ businesses and how they are operated.

Demonstrated Ability to Successfully Execute and Integrate Acquisitions

Since inception, we have completed six acquisitions. We have successfully integrated new employees, technology assets and certain payment processing contracts from those acquired entities and reorganized our internal sales strategy accordingly. Our legacy sales team, which is focused on a small number of client accounts with high annual payment volume, is now complemented by the sales teams integrated from our acquisitions, which teams are focused on client accounts with more modestly sized annual payment volumes. Our acquisitions of Sigma Payment Solutions, Inc. (“Sigma”), PaidSuite, Inc. and PaidMD, LLC (together, “PaidSuite”), and Paymaxx Pro, LLC (“Paymaxx”) have allowed us to strategically enter new vertical markets or further penetrate existing vertical markets. Through the acquisition of Sigma and Paymaxx, we expanded our office locations to include Fort Worth, Texas, and Sarasota, Florida. Additionally, our Chief Revenue Officer, a key member of our management team, joined Repay as a result of the Sigma acquisition. Our go-forward acquisition strategy will continue to focus on integrated payments providers serving attractive vertical markets.

Experienced Management Team Led by Industry Veterans

Prior to founding the Repay legacy business, Chief Executive Officer John Morris and President Shaler Alias had collectively spent decades in the payment processing, receivables management and personal loans industries. Other members of our management team are also highly experienced, including some that have spent decades in payment services and sales. Since joining Repay, the management team has collectively further enhanced their strong foundation in the payment services business.

Growth Strategies

We intend to drive future growth in the following ways:

Increase Penetration in Existing Verticals

We expect to grow meaningfully by continuing to provide innovative payment solutions and client support to our existing clients as well as new clients in the verticals that we currently serve. In addition, our business model allows us to benefit from the growth of our clients and software integration partners. As our clients process increased volumes of payments, our revenues increase as a result of the fees we charge for processing these payments. Many of the vertical markets in which we compete are experiencing a secular shift from legacy payment mediums — primarily cash and check — to electronic forms of payment. We stand to benefit from this trend as our clients’ customers increasingly opt to repay obligations via debit cards and other forms of electronic payment.

New Vertical Expansion

We also expect that we will find attractive growth potential in certain verticals in which we currently have limited operations. For example, we expect to increasingly focus on the healthcare vertical, as we believe existing and potential clients will experience increases in patient payment volumes and corresponding growth in the demand for electronic payment processing services as a result of higher patient deductibles.

We believe we are well positioned to expand into other new vertical markets. Though we offer highly customized payment solutions to our clients, our core technology platform is comprehensive and can be leveraged to penetrate other strategic vertical markets. For example, merchants in the recreational vehicle finance market, which includes motorcycles, ATVs and campers, use dealer management systems similar to those that dealers use in the auto loans vertical. In addition, credit unions, which process a large number of auto loans in a similar manner to auto dealers, are increasingly in need of payments processors. Credit unions often lack the technological payment capabilities of integrated processors, and so look to partner with payment processors to bring greater convenience to their customers. We believe our experience in existing verticals that share many similarities with such new verticals will help us effectively expand the solutions we offer to merchants that operate in those spaces. We additionally have well- developed distribution capabilities, including, but not limited to, internal sales and software partner integration capabilities, that will enable us to quickly gain traction in new markets.

We also see potential in the Canadian payments processing market, particularly with respect to existing clients of Repay that have payment processing needs in Canada. We have engaged a new sponsor bank to facilitate our access to Visa and MasterCard’s Canadian payment networks and have retooled our gateway’s functionalities to process Canadian currency.

Operational Efficiencies

As we continue to extend our core technology platform to both existing and new verticals, we anticipate that we will realize economies of scale as a result of the structure of our operations. Our business model allows us to leverage our core technology platform to acquire new clients in either existing or new verticals, or to expand the scope of solutions provided to existing clients. Instead of building a platform from the ground up for each of our clients, we deploy our core technology platform and make modifications thereto to reflect our clients’ desired features. These solutions are cost-effective for us to implement, but effective in addressing the particular needs of our clients. As a result, we are able to spread the development costs of our platform amongst a large number of clients. As we continue to grow, we expect to become a more significant partner to our sponsor banks, third party processors and software integration partners, which we expect will give us greater leverage in negotiating favorable concessions from our contractual relationships with them. We believe this will strengthen our margins on a growing stream of revenues. Moreover, we intend to realize operating leverage in our non-technology personnel expenditures, as we believe that in the near term we can process larger payment volumes without significant increases to our personnel and operating expenses.

Strategic Acquisitions

We have successfully acquired and integrated six acquisitions. Our acquisitions have contributed meaningfully to our growth and industry expertise. Thus, we have built a dedicated team of corporate development professionals that pursue strategic acquisitions to supplement our organic growth. We plan to continue to selectively acquire new businesses to enter into new verticals, expand within our existing verticals and otherwise increase our presence in the payment processing market.

Solutions

We provide our clients with comprehensive solutions relating to the following methods of electronic payment:

•        Credit and Debit Processing — Allows merchants to easily and securely accept cards as a form of payment. These payments can be made using any of our payment channels, as further described below. Clients use our card solutions for a variety of reasons, including the real time nature of the transaction and a borrower’s repayment preference.

•        ACH Processing — Our ACH processing capabilities allow our clients to accept traditional and same-day ACH transactions.

•        Instant Funding — Our instant funding capabilities allow our clients to push loan funds directly to a borrower’s debit or prepaid card. We have created a proprietary process that decreases processing delays that are typically associated with traditional fund disbursements.

The above payment and funding methods are processed through our proprietary payment channels:

•        Web-based

•        Virtual Terminal — A merchant terminal that provides virtual payment access for processing of ACH or card transactions.

•        Hosted Payment Page — Payment functionality that redirects a merchant’s customer to a single web-based page that is branded on a merchant-specific basis, but hosted by Repay to limit a merchant’s Payment Card Industry Data Security Standard (“PCI DSS”) compliance exposure. Hosted payments pages also provide merchants with optional fields for data collection.

•        Online Customer Portal — A merchant-specific website that gives a merchant’s customer the ability to pay online and view account information anywhere, anytime. A Repay hosted website may be stand alone or integrated with any other software application.

•        Mobile Application — Repay provides merchants the ability to accept payments via a mobile application on a customized, “white-label” basis.

•        Text-to-Pay — Allows a merchant’s customer to pay with a simple text message after receiving an SMS alert that reminds such customer when payments are due.

•        Interactive Voice Response (“IVR”) — A secure and flexible option to pay over the phone, 24 hours a day, 7 days a week, via a 1-800 number with bilingual capabilities.

•        POS — Repay provides payment acceptance at brick-and-mortar locations through POS equipment that requires a merchant’s customer to swipe a debit card.

Our robust solutions offer tokenization, recurring billing, account billing, custom reports, web hooks, PCI DSS compliance, automated card updates, and replay to eliminate network communication-related billing errors. These features are critical to creating differentiated products. Repay’s tokenization technology encrypts payment data, which allows merchants to avoid storing confidential information. This allows merchants to access stored card data when the consumer re-enters its card information. The tokenization capabilities provide merchants with the ability to securely and efficiently accept recurring payments from consumers, while maintaining analytics that are compatible with existing systems.

Our proprietary technology is built on a modern framework that allows for increased connectivity and a fully integrated platform. Several unique components of our technology include cloud-based architecture, gateway, tokenization, application program interfaces (“APIs”), agile software development, customized reporting, and a network of integrated third party providers. We customize these technologies to seamlessly integrate with our clients’ enterprise management systems and develop payment solutions via our proprietary channels to provide consumers with quick, convenient payment methods that allow our clients to efficiently conduct transactions. This technology platform is developed as an API-first application stack, allowing us to rapidly develop for multiple user interfaces, expose enhanced functionality, and provide control to third-party developers. The platform is highly automated and built to quickly implement new features and deliver such customized solutions for each client.

The below graphic illustrates our robust payment processing ecosystem and payment flow.

Front-End-Functionality
Omni-Channel Access
Next Generation Tokenization and Card Vault Features
Seamless User Experience
Broad Product Suite (Debit / ACH / Instant Funding)
Customization and Smart Reporting
Dedicated Sales Team / Customer Service
Back-End-Infrastructure
Strong Relationships with Card Associations
Proprietary Technology and Agile Development
Robust Processing Relationships
Integrations with Merchant Software Systems
Proprietary Bank Partnerships
Underwriting / Regulatory / Industry Compliance Expertise
REPAY
Realtime Electronic Payments
Illustrative Personal Loan Platform Process
REPAY Instant Funding
Consumer
Consumer Payment
Payment Channels
Debit
ACH
Processing
REPAY Payment
Merchant Receives
REPAY Gateway
Data
Loan Management System
Data
• Payment Processing Platform provides significant value proposition
• Opportunity across payment / billing management

Sales and Distribution

Our sales strategy consists of our direct sales representatives, who focus on each of our core verticals, and our software integration partners, which primarily focus on merchants within their targeted verticals whose businesses could be best served by their enterprise software solutions.

Direct Sales Representatives

Our sales representatives are organized by vertical market and account size. Direct sales representatives work with our clients and software integration partners to understand our clients’ desired payment solutions and then communicate those desires to our product and technology teams, who build a customized suite of products and payment channels tailored to our clients’ specific needs.

Software Integration Partners

We are currently integrated with approximately 53 software partners that are providers of our clients’ primary enterprise management systems. Our integrations ensure seamless delivery of our full suite of payment processing capabilities to our clients. These integrations are also a critical part of our marketing strategy, as many merchants will prefer to award their payments business to payments processors who have worked to integrate their solutions into the merchants’ enterprise management systems. Accordingly, we often engage with software integration partners with whom we do not have an active client in order to better market our solutions to clients who use such software. Due to the time and expense required to integrate their enterprise management systems with payments solutions, many software integration partners are willing to integrate with only a limited number of payment processors. As a result, we identify a pipeline of software integration partners in the verticals we serve and seek to establish relationships with them early. Once we approach them, we enter into contractual arrangements with these partners, which are typically about three years in length and set forth our respective responsibilities when building out and maintaining the integration. As our relationships with these software integration partners develop, we become more familiar with the features of the enterprise management systems that they offer and the clients that they serve, which we believe makes us a compelling partner to these software companies. As our sales teams work with our clients to provide tailored solutions to their payment needs, we coordinate with our software integration partners to provide the software and technology that best integrates with our clients’ lender management systems, dealer management systems, collection management systems, or existing IT systems. We believe our success in identifying key software integration partners has helped us to market our solutions to such partners’ customers. In many cases, our partners refer our solutions to clients in need of payments processing technologies.

Operations

We believe that we have developed an effective operations system, including our proprietary onboarding, compliance and merchant oversight processes, which is structured to enhance the performance of our platform and support our clients.

Merchant and Transaction Risk Management

Our operations are one of our competitive advantages. We target merchants that we identify as low-risk through the development of merchant underwriting policies and transaction management procedures to manage approval of new accounts and to establish ongoing monitoring of client accounts. Effective risk management aids us in minimizing merchant losses relating to chargebacks, rejecting losses and avoiding merchant fraud for the mutual benefit of our clients, our sponsor banks and ourselves.

Proprietary Compliance Management System.    We have developed proprietary onboarding, compliance, and merchant oversight processes, of which our Compliance Management System (“CMS”) is a part. Our CMS, developed in conjunction with the Third Party Payment Processors Association (“TPPPA”), is based on four main components — board and management oversight, a compliance program with written policies and procedures and employee training and monitoring, response to consumer complaints and annual compliance audits from an independent third party — and is inclusive of the Electronic Transaction Association (“ETA”) guidelines on underwriting and risk.

Merchant Onboarding.    We believe we maintain rigorous underwriting standards. Prospective merchants submit applications to our credit underwriting department, which performs verification and credit-related checks on all applicants. During our credit underwriting review of an application, we review the risk profile of the merchant based on sponsor bank requirements, as well as additional criteria specified by Repay. We calculate credit risk exposure based on the nature of the applicant’s business, its financial condition, merchant industry, anticipated payment volume, processing history, pricing, average transaction size, rate of non-delivery of goods and services, if applicable, and customer dispute levels. Each of these factors is of critical importance in determining whether a merchant’s application is approved. In some cases, we may condition approval of a merchant’s application on receipt of cash or non-cash collateral reserves to be used in the event of chargebacks or other liabilities associated with processing a merchant’s transactions. Upon completion of our review, the application is forwarded to the sponsor bank, which performs a secondary review prior to our approval. Pursuant to their sponsorship agreements, our sponsor banks periodically review and approve of our underwriting policies to ensure compliance with applicable law, regulations and payment network rules. Upon approval, the ongoing risk level of a merchant is monitored and adjusted on a monthly basis based on additional data relating to such merchant.

In the event we approve an application, the merchant record is maintained and used by the risk management team for ongoing monitoring and periodic review.

The below graphic illustrates the sequencing of our merchant onboarding process.

Merchant Monitoring.    Each merchant’s file is assigned one of three risk levels (low, medium or high) corresponding to several merchant behaviors. We review and adjust these risk levels on a monthly basis and additionally subject them to more in-depth quarterly reviews. We also engage third parties and rely on internal reporting to identify and monitor credit/fraud risk. Repay monitors the merchant by performing transaction and batch reviews based on ETA best practices, including a detailed chargeback analysis of each merchant. Through this process, we generate merchant-specific reports that compile daily and historical merchant transactions, which may include average ticket, transaction volume, refund and chargeback levels and authorization history, which we utilize in order to identify suspicious processing activity. We review these reports on a daily basis and suspend any irregular merchant processing activity, which is subject to review, remediation and, as appropriate, suspension of either an individual or batch of transactions or a particular merchant, as applicable. Our risk management team investigates all accounts with suspended funds daily, and decides whether any flagged transactions should be held for further review. This allows us to minimize credit and fraud risk by providing time to formally review the processing with the merchant, the customers and/or the issuing banks. Merchants whose funds are suspended may be subjected to special monitoring and periodic internal reviews. Some of our clients in the consumer finance market are subject to periodic review of their loan documents and scanning of their websites by the Online Lenders Alliance (the “OLA”). The OLA shares the results of these reviews with us, which we consider in recommending adjustments to our clients’ practices.

Investigation and Loss Prevention.    If a client exceeds the parameters established by our underwriting and/or risk management team or we determine that a client has violated the payment network rules or the terms of our merchant agreement, one of our team members will identify and document the incident. We then review the incident to determine the actions taken or that we can take to reduce our exposure to loss and the exposure of our client to liability. As a part of this process, we may request additional transaction information, withhold or divert funds, verify delivery of merchandise or, in some circumstances, deactivate the client account, include the client on the Network Match List to notify our industry of the client’s behavior or take legal action against the client. Where relevant, we consider the financial condition of the client’s business during these investigations.

Collateral.    We require some of our clients to establish cash or non-cash collateral reserves, which may include certificates of deposit, letters of credit, rolling merchant reserves or upfront cash. This collateral is utilized in order to offset potential credit or fraud risk liability that we may incur. We hold such collateral reserves for as long as we are exposed to a loss resulting from a client’s payment processing activity.

Chargebacks.    The payment networks permit chargebacks up to six months (or in rare cases, a longer time frame) after the later of the date the transaction is processed or the delivery of the product or service to the cardholder. If the merchant incurring the chargeback is unable to fund the refund to the card-issuing bank, we are required to do so by the rules of the payment networks and our contractual arrangements with our sponsor banks. During the year ended December 31, 2018, we believe our chargeback rate was under 1% of our payment volume.

Security, Disaster Recovery, and Back-up Systems

As a result of our processing of transactions across our networks, we maintain a database of information about our clients, their transactions, and the cardholders with whom they do business. We adhere to strict security standards to protect such information. We regularly update our network, provide operating system security releases and virus defenses, and have retained an external party to audit our systems’ compliance with current security standards as established by PCI DSS, SOC and HIPAA and to test our systems against vulnerability to unauthorized access. Further, we use one of the most advanced commercially available technologies to encrypt the cardholder numbers and merchant data that we store in our databases.

Additionally, we have a dedicated team responsible for security incident response, which team develops, maintains, tests and verifies our incident response plan. In maintaining our incident response plan, this team reacts and responds to intrusions, denial of service, data leakage, malware, vandalism and other attacks that could jeopardize data availability and the integrity and confidentiality of the information stored in our databases. This team is also responsible for investigating and reporting on any and all malicious activity in and around our information systems. In addition to combating and managing security incidents, the incident response team keeps itself and Repay abreast of new developments with respect to information security matters.

Disaster recovery is built into our infrastructure through redundant hardware and software applications hosted in two distinct cloud regions. Our primary cloud region is set up to be replicated, substantially on a real time basis, by our secondary cloud region such that if our primary cloud region becomes impaired or unavailable, operations are redirected to the secondary cloud region. Our incident response team tests these systems each quarter to assess the effectiveness of our disaster recovery plan, including staff readiness and operational capability.

Third Party Processors and Sponsor Banks

We partner with institutions in the payment chain to provide authorization, settlement and funding services in connection with our clients’ transactions. These institutions include third party processors and sponsor banks, who sit between us, acting as the merchant acquirer, and the payment networks, such as Visa, MasterCard and Discover.

When we facilitate a transaction as a merchant acquirer, we utilize third party processors such as Total Systems Services, Inc. (“TSYS”) for front-end card authorization services and TriSource Solutions, LLC (“TriSource”) for back-end settlement solutions. Worldpay, Inc. and First Data Corporation also provide us with various services within the payment chain. Under such processing arrangements, the third party processors and vendors receive processing fees based on a percentage of the payment volume they process. These processors and vendors in turn have agreements with the payment networks, which permit them to route transaction information through their networks in exchange for fees.

Our processing agreement with TriSource was entered into in 2012 and was most recently amended as of September 13, 2018 (as amended, the “TriSource Agreement”). The TriSource Agreement is in effect through February 28, 2020. The TriSource Agreement renews automatically for successive one-year terms unless either party provides written notice of non-renewal to the other party within 120 days prior to the end of the term. In addition, we may terminate provision of services under the TriSource Agreement without cause upon 120 days prior written notice to TriSource. We engage TSYS through our agreement with TriSource. We processed at least 80% and 94% of our payment volume using TriSource for back-end processing and TSYS for front-end processing during the year ended December 31, 2018 and the three months ended March 31, 2019.

In addition, in order for us to process and settle transactions for our clients, we have entered into sponsorship agreements with banks that are members of the payment networks. We are required to register with the payment networks through these bank partners because we, as payment processors, are not “member banks” as defined by the major payment networks. Our member bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks’ control and identification numbers (for example, known as BIN for Visa and ICA for MasterCard) across the card and ACH networks to authorize and clear transactions. Payment network rules restrict us from performing funds settlement and require that merchant settlement funds be in the possession of the member bank until the merchant is funded. These restrictions place the settlement assets and liabilities under the control of the member bank. When we process transactions, our sponsor banks control the settlement assets and liabilities as member banks of the payment systems. We enter into contractual relationships with our sponsor banks, which typically have a term of three to five years. In some cases, our sponsor banks have agreed to work with us exclusively in a particular vertical, which means that our sponsor banks cannot agree to sponsor another payments processor seeking to operate in the same vertical. There may be a limited number of sponsor banks that are active in some of the verticals we serve, and as such having to secure a sponsor bank is a barrier to entry in our existing verticals. Historically, Repay has located sponsor banks and, in most cases, assisted them through the application process with payment networks. We believe that our current sponsor bank relationships and, in some cases, our banks’ exclusivity to us in our existing verticals provides us with a competitive advantage vis-à-vis potential competitors. Moreover, our relationships with multiple sponsor banks give us the flexibility to shift payment volumes between them, which helps us to secure more competitive pricing for our clients and to maintain redundancy to continue our operations in the event a sponsor bank is unable to maintain the level of payment volume that it has been processing or terminates its relationship with us. We also approach our sponsor banks directly, which gives us considerable control over our clients’ overall processing cost structure when negotiating with our sponsor banks. In addition, the flexibility to shift payment volumes among our sponsor banks gives us the ability to choose the most efficient cost structure when servicing our clients’ payments businesses.

Competition

We compete with a variety of merchant acquirers that have different business models, go-to-market strategies and technical capabilities. We compete with a large number of small payments processing companies that provide integrated payments solutions and/or related hardware to merchants within our existing verticals. More broadly in the overall payments industry, our payment and software solutions compete against many forms of financial services and payment systems, including Open Edge (a division of Global Payments), ACI Worldwide, Inc. and Electronic Payment Providers, Inc. (d.b.a. BillingTree). We also compete against many traditional merchant acquirers, such as financial institutions, affiliates of financial institutions and payment processing companies in the payment processing industry, including Bank of America Merchant Services, Elavon, Inc. (a subsidiary of U.S. Bancorp), Wells Fargo Merchant Services, Global Payments, Inc., WorldPay, Inc. and Total Systems Services, Inc. We believe the most significant competitive factors in the markets in which we compete are: (1) economics, including fees charged to merchants and commission payouts to software integration partners; (2) product offering, including emerging technologies and development by other participants in the payments ecosystem; (3) service, including product functionality, value-added solutions and strong client support for both merchants and software integration partners; and (4) reliability, including a strong reputation for quality service and trusted software integration partners. Our competitors include large and well-established companies, including banks, credit card providers, technology and ecommerce companies and traditional retailers, many of which are larger than we are, have a dominant and secure position in the markets in which they operate or offer other products and services to consumers and merchants which we do not offer. Moreover, we compete against all forms of payments, including credit cards, bank transfers, and traditional payment methods, such as cash and check. See the section entitled “Risk Factors — Risks Related to Repay’s Business — The payment processing industry is highly competitive. Such competition could adversely affect the fees Repay receives, and as a result, its margins, business, financial condition and results of operations.”

Acquisitions

We have completed six acquisitions. Our first three acquisitions — of TBT, Inc., National Translink Corp. and Merchants Choice, Inc. and Falcon Payment Solutions, LLC — were small portfolio acquisitions completed prior to 2016 that provided us with valuable merchant contract rights, industry talent and additions to our sales teams. These acquisitions are not representative of our current acquisition strategy, which will focus on integrated payments companies serving attractive vertical markets and opportunities to broaden our product offerings. Since 2016, we have completed three larger acquisitions, which are described below. These acquisitions were of payment companies and are representative of the acquisitions we envision consummating in the future.

Sigma Acquisition

Effective as of January 1, 2016, the Company acquired substantially all of the assets of Sigma for $6.25 million in cash. In addition to the $6.25 million cash consideration, an earnout payment of $150,000 was made based on the achievement of certain business growth targets. Sigma is an electronic payment solutions provider to the automotive finance industry. The transaction marked Repay’s expansion into the automotive finance space. The Company has benefitted greatly from Sigma’s deep integrations with automotive finance software platforms, or Dealer Management Systems. Sigma operations are reported as part of the Company’s consolidated financials.

PaidSuite Acquisition

On September 28, 2017, the Company acquired substantially all of the assets of PaidSuite for $5.0 million in cash. PaidSuite is an electronic payment solutions provider to the accounts receivable management industry. The transaction accelerated Repay’s growth into the accounts receivable management space via client and software integration partner relationships. PaidSuite operations are reported as part of the Company’s consolidated financials.

Paymaxx Acquisition

On December 15, 2017, the Company acquired substantially all of the assets of Paymaxx for $34.5 million in cash. In addition to the $34.5 million cash consideration, an earnout payment of $1.8 million was made based on the achievement of certain payment volume growth targets. The acquisition of Paymaxx has been highly complementary to the Company’s earlier acquisition of Sigma and has bolstered our position in the niche automotive finance market. As part of the acquisition, the Company acquired increased distribution capabilities in the form of an internal sales force and numerous DMS integrations. Paymaxx operations are reported as part of the Company’s consolidated financials.

Our historical acquisition activity has allowed us to access new markets, acquire industry talent, broaden our product suite, and supplement organic growth. We intend to continue to implement a disciplined acquisition strategy.

Government Regulation

We operate in an increasingly complex and ever evolving legal and regulatory environment. Our and our clients’ businesses are subject to a variety of federal, state and local laws and regulations, as well as the rules and standards of the payment networks that we utilize to provide our electronic payment services. While in some cases payment processors such as Repay are not directly regulated by governmental agencies, because of the rules and regulations enacted at the state and federal level that affect our clients and sponsor banks, we have developed and continually evaluate and update our compliance models to keep up with the rapid evolution of the legal and regulatory regime our clients and sponsor banks face. We are also subject to legal and regulatory requirements which govern the use, storage and distribution of the information we collect from our clients and cardholders while processing transactions.

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and its related rules and regulations have resulted in significant changes to the regulation of the financial services industry, including the electronic payment industry. Under the Dodd-Frank Act, debit interchange transaction fees that a card issuer receives and are established by a payment card network for an electronic debit transaction are regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The Dodd-Frank Act and the Federal Reserve’s implementing regulations require that such interchange fees be “reasonable and proportional” to the cost incurred by the issuer in processing the transactions. Federal Reserve regulations implementing this “reasonable and proportional” requirement have capped debit interchange rates for card issuers operating in the United States with assets of $10 billion or more at the sum of $0.21 per transaction and 5 basis points multiplied by the value of the transaction to reflect a portion of the issuer’s fraud losses plus, for qualifying issuers, an additional $0.01 per transaction in debit interchange for fraud prevention costs. In addition, the regulations contain non-exclusivity provisions that ban debit card networks from prohibiting an issuer from contracting with any other card network that may process an electronic debit transaction involving an issuer’s debit cards and prohibit card issuers and card networks from inhibiting the ability of merchants to direct the routing of debit card transactions over any network that can process the transaction. Beginning April 1, 2012, most debit card issuers in the United States were required to participate in at least two unaffiliated debit card networks. On April 1, 2013, the ban on network exclusivity arrangements became effective for prepaid card and healthcare debit card issuers, with certain exceptions for prepaid cards issued before that date. On May 1, 2013, the ban on network exclusivity arrangements became effective for all reloadable general use prepaid cards.

Effective July 22, 2010, merchants were allowed to set minimum dollar amounts (not to exceed $10) for the acceptance of a credit card (while federal governmental entities and institutions of higher education may set maximum amounts for the acceptance of credit cards). They were also allowed to provide discounts or incentives to entice consumers to pay with an alternative payment method, such as cash, checks or debit cards.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau (the “CFPB”), which has rulemaking authority over consumer protection laws, including the authority to regulate consumer financial products in the United States, including consumer credit, deposit, payment, and similar products. The CFPB may also have authority over us as a provider of services to regulated financial institutions in connection with consumer financial products. Any new rules or regulations implemented by the CFPB, and other similar regulatory agencies in other jurisdictions, or pursuant to the Dodd-Frank Act that are applicable to us or our clients’ businesses, or any adverse changes thereto, could increase our cost of doing business or limit our current offerings of integrated payment solutions.

Privacy and Information Security Regulations

We provide services that may be subject to various state and federal privacy laws and regulations. Relevant federal privacy laws include the Gramm-Leach-Bliley Act of 1999, which (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Our business may also be subject to the Fair Credit Reporting Act of 1970, as amended by the Fair and Accurate Credit Transactions Act of 2003, which regulates the use and reporting of consumer credit information and imposes disclosure requirements on entities who take adverse action based on information obtained from credit reporting agencies. In addition, there are state laws governing the collection of personal information (including, as of January 1, 2020, the California Consumer Privacy Act of 2018), including those restricting the ability to collect and utilize certain types of information such as Social Security and driver’s license numbers. Certain state laws impose similar privacy obligations as well as obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others.

Anti-Money Laundering and Counter-Terrorism Regulation

Our business is subject to U.S. federal anti-money laundering laws and regulations. We are also subject to certain economic and trade sanctions programs that are administered by OFAC that prohibit or restrict transactions to or from (or transactions dealing with) narcotics traffickers, terrorists, terrorist organizations, certain individuals, specified countries, their governments and, in certain circumstances, their nationals. Similar anti-money laundering, counter-terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified on lists maintained by organizations similar to OFAC in several other countries and which may impose specific data retention obligations or prohibitions on intermediaries in the payment process. We have developed and continue to enhance compliance programs and policies to monitor and address related legal and regulatory requirements and developments.

Unfair or Deceptive Acts or Practices

We and many of our clients are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices and various state laws similar in scope and subject matter thereto. In addition, laws prohibiting these activities and other laws, rules and or regulations, including the Telemarketing Sales Act, may directly impact the activities of certain of our clients, and in some cases may subject us, as the client’s payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we are deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a client through our services. Various federal and state regulatory enforcement agencies, including the Federal Trade Commission and the states attorneys general, have authority to take action against payment processors who violate such laws, rules and regulations. To the extent we are processing payments or providing services for a client suspected of violating such laws, rules and regulations, we may face enforcement actions and, as a result, incur losses and liabilities that may adversely affect our business.

In addition, the CFPB has recently attempted to extend certain provisions of the Dodd-Frank Act that prevent the employment of unfair, deceptive or abusive practices to payment processors. Though there is still litigation and uncertainty involving the meaning of “abusiveness” under the Dodd-Frank Act and whether payment processing companies are subject to these requirements (and the extent of its application), these requirements may apply or be applicable in the future. UDAAPs could involve omissions or misrepresentations of important information to consumers or practices that take advantage of vulnerable consumers, such as elderly or low-income consumers. The CFPB has indicated that it is considering whether future rulemaking may clarify the meaning of “abusiveness” under the Dodd-Frank Act UDAAP rule, though the scope and content of any such future rulemaking (and the extent to which any such future rulemaking may affect our business) remains uncertain.

Indirect Regulatory Requirements

Certain of our clients and our sponsor banks are financial institutions that are directly subject to various regulations and compliance obligations issued by the CFPB, the Federal Reserve, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the National Credit Union Administration and other agencies responsible for regulating financial institutions, which includes state financial institution regulators. While these regulatory requirements and compliance obligations do not apply directly to us, many of these requirements materially affect the services we provide to our clients and us overall. The financial institution regulators have imposed requirements on regulated financial institutions to manage their third-party service providers. Among other things, these requirements include performing appropriate due diligence when selecting third-party service providers; evaluating the risk management, information security, and information management systems of third-party service providers; imposing contractual protections in agreements with third-party service providers (such as performance measures, audit and remediation rights, indemnification, compliance requirements, confidentiality and information security obligations, insurance requirements and limits on liability); and conducting ongoing monitoring, diligence and audit of the performance of third-party service providers. Accommodating these requirements applicable to our clients imposes additional costs and risks in connection with our relationships with financial institutions. We expect to expend significant resources on an ongoing basis in an effort to assist our clients in meeting their legal requirements.

Additionally, our clients, particularly those in the consumer finance market, are subject to various federal, state and local laws and regulations that impose restrictions and requirements on their businesses, such as limitations on interest rates and fees, maximum loan amounts and the number of simultaneous or consecutive loans, imposition of required waiting periods between loans, loan extensions and refinancings, requiring payment schedules (including maximum and minimum loan durations) or repayment plans for borrowers claiming inability to repay loans, mandating disclosures, security for loans, licensing requirements and, in certain jurisdictions, database reporting and loan utilization information.

For example, the CFPB published in the Federal Register on November 17, 2017 a rule (the “Payday Loan Rule”) applicable to payday, title and certain high-cost installment loans. In general, the Payday Loan Rule regulates the terms, interest and repayment of such loans and imposes certain reporting requirements on the lenders that make them. The CFPB initially scheduled the provisions of the Payday Loan Rule to become effective in August 2019. However, in February 2019, the CFPB announced that it is proposing to rescind the ability-to-repay provisions of the Payday Loan Rule and in June 2019, it extended the compliance date for such provisions from August 2019 to November 2020, though it has not proposed rescinding the rule’s payments-related provisions or delaying the compliance date for these provisions. Separately, in November 2018, a federal district court in Texas granted a stay of the Payday Loan Rule’s August 2019 compliance date, pending further order of the court. In March 2019, the Texas court entered an order to continue the stay of the compliance date and no party has asked for a lift of the stay.

Payment Network Rules and Standards

Payment networks, such as Visa, MasterCard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and clients may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.

In order for us to process and settle transactions for our clients, we have entered into sponsorship agreements with banks that are members of the payment systems. We are required to register with the payment networks through these bank partners because we, as payment processors, are not “member banks” as defined by the major payment networks’ rules and standards governing access to those networks. Our bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks’ control and identification numbers (known as BIN for Visa and ICA for MasterCard) across the card and ACH networks to authorize and clear transactions. Payment network rules restrict us from performing funds settlement and require that merchant settlement funds be in the possession of the member bank until the merchant is funded. These restrictions place the settlement assets and liabilities under the control of the member bank.

Our sponsorship agreements give our sponsor banks substantial discretion in approving certain aspects of our business practices, including our solicitation, application and qualification procedures for clients and the terms of our agreements with clients, and provide them with the right to audit our compliance with the payment network rules and guidelines. We are also subject to network operating rules and guidelines promulgated by the National Automated Clearing House Association (“NACHA”) relating to payment transactions we process using the Automated Clearing House Network. Like the payment networks, NACHA may update its operating rules and guidelines at any time, which can require us to take more costly compliance measures or to develop more complex monitoring systems. Similarly, our ACH sponsor banks have the right to audit our compliance with NACHA’s rules and guidelines, and are given wide discretion to approve certain aspects of our business practices and terms of our agreements with ACH clients.

Other Regulation

We are subject to U.S. federal and state unclaimed or abandoned property (escheat) laws, which require us to turn over to certain government authorities the property of others we hold that has been unclaimed for a specified period of time, such as account balances that are due to a software integration partner or client following discontinuation of its relationship with us. The Housing Assistance Tax Act of 2008 requires certain merchant acquiring entities and third-party settlement organizations to provide information returns for each calendar year with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements.

The foregoing is not an exhaustive list of the laws and regulations to which we are subject and the regulatory framework governing our business is changing continuously. See the section entitled “Risk Factors — Risks Related to Repay’s Business.”

Intellectual Property

Certain of our products and services are based on proprietary software and related payment systems solutions. We rely on a combination of copyright, trademark, and trade secret laws, as well as employee and third-party non-disclosure, confidentiality, and other contractual arrangements to establish, maintain, and enforce our intellectual property rights in our technology, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties that is integrated into some of our solutions.

We own a number of registered service marks, including REPAY REALTIME ELECTRONIC PAYMENTS® and REPAY®, and we have other pending applications. We also own a number of domain names, including www.repay.com. For additional information regarding some of the risks relating to our intellectual property see the section entitled “Risk Factors — Risks Related to Repay’s Business — Repay may not be able to successfully manage its intellectual property and may be subject to infringement claims.”

Employees

As of March 31, 2019, we had approximately 146 employees. of our employees is represented by a labor union and we have experienced no work stoppages. We consider our employee relations to be in good standing.

Facilities

We maintain several offices across the United States, all of which we lease.

Our office locations include:

•        Corporate headquarters, sales, and operations in Atlanta, Georgia with approximately 12,554 leased square feet;

•        Sales and operations in Sarasota, Florida with approximately 8,852 leased square feet;

•        Technology development in Phoenix, Arizona with approximately 7,486 leased square feet;

•        Sales and operations in Fort Worth, Texas with approximately 6,272 leased square feet;

•        Operations in Chattanooga, Tennessee with approximately 1,000 leased square feet; and

•        Customer service in Lombard, Illinois with approximately 500 leased square feet.

Our current facilities meet our employee base and can accommodate our currently contemplated growth. We believe that we will be able to obtain suitable additional facilities on commercially reasonable term to meet any needs.

Legal Proceedings

We are currently not a party to any legal proceedings that would be expected to have a material adverse effect on our business or financial condition. From time to time, we are subject to litigation incidental to our business, as well as other litigation of a non-material nature in the ordinary course of business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF REPAY

Throughout this section, unless otherwise noted “we”, “us”, “our” and “Repay” refer to Hawk Parent Holdings LLC and its consolidated subsidiaries.

The following discussion and analysis of financial condition and results of operations of Repay should be read together with the financial statements and related notes included elsewhere in this proxy statement/prospectus. Such discussion and analysis reflects the historical results of operations and financial position of Repay. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this proxy statement/prospectus.

Overview

Repay provides integrated payment processing solutions to industry-oriented markets in which merchants have specific transaction processing needs. We refer to these markets as “vertical markets” or “verticals.” Our proprietary, integrated payment technology platform reduces the complexity of the electronic payments process for merchants, while enhancing their consumers’ overall experience. We intend to continue to strategically target verticals where we believe our ability to tailor payment solutions to our clients’ needs, our deep knowledge of our vertical markets and the embedded nature of our integrated payment solutions will drive strong growth by attracting new clients and fostering long-term client relationships.

Since a significant portion of our revenue is derived from volume-based payment processing fees, card payment volume is a key operating metric that we use to evaluate our business. We processed approximately $2.4 billion of total card payment volume in the three months ended March 31, 2019, and our quarter-on-quarter card payment volume growth was approximately 32% in the three months ended March 31, 2019 and 37% in the three months ended March 31, 2018. Approximately 12% of the quarter-on-quarter card payment volume growth in the three months ended March 31, 2019 was attributable to the clients of PaidSuite, which was acquired on September 28, 2017, and Paymaxx, which was acquired on December 15, 2017. We processed approximately $7.5 billion of total card payment volume in 2018, and our year-over-year card payment volume growth was approximately 42% in 2018, 21% in 2017 and 86% in 2016. Approximately 51% of the year-over-year card payment volume growth in 2018 was attributable to the clients of PaidSuite and Paymaxx. See the section entitled “Selected Historical Consolidated Financial and Other Data of Repay.”

Basis of Presentation

On September 1, 2016, Hawk Parent Holdings LLC (“Hawk Parent”) acquired (the “Repay Acquisition”) Repay Holdings, LLC and its subsidiaries (“Legacy Repay”). As a result, Legacy Repay became wholly-owned subsidiaries of Hawk Parent.

Legacy Repay is the predecessor of Hawk Parent for accounting purposes. The period presented prior to September 1, 2016 is comprised solely of the activity of Legacy Repay and is hereinafter referred to as the “Predecessor.”

The period presented after Hawk Parent’s inception on September 1, 2016 (the “Inception”) is comprised of the activity of Hawk Parent and its subsidiaries, which, after September 1, 2016 includes the activity of Legacy Repay and is hereinafter referred to as the “Successor.”

We have presented results of operations, including the related discussion and analysis, for the following periods:

•        the three months ended March 31, 2019 compared to the three months ended March 31, 2018;

•        the year ended December 31, 2018 compared to the year ended December 31, 2017; and

•        the year ended December 31, 2017 compared to the period from Inception through December 31, 2016 (Successor) and the period from January 1, 2016 to August 31, 2016 (Predecessor) combined.

Acquisitions

Since the inception of Legacy Repay, we have completed six acquisitions. Our first three acquisitions were small portfolio acquisitions completed prior to 2016 that provided us with valuable merchant contract rights, industry talent, and additions to our sales teams. Since 2016, we have completed three larger acquisitions, which are described below. These acquisitions were of payment companies and are representative of the acquisitions we envision consummating in the future.

Sigma Acquisition

Effective as of January 1, 2016, the Company acquired substantially all of the assets of Sigma for $6.25 million in cash. In addition to the $6.25 million cash consideration, an earnout payment of $150,000 was made based on the achievement of certain business growth targets. Sigma is an electronic payment solutions provider to the automotive finance industry. The transaction marked Repay’s expansion into the automotive finance space. The Company has benefitted greatly from Sigma’s deep integrations with automotive finance software platforms, or Dealer Management Systems. Sigma operations are reported as part of the Company’s consolidated financials.

PaidSuite Acquisition

On September 28, 2017, the Company acquired substantially all of the assets of PaidSuite for $5.0 million in cash. PaidSuite is an electronic payment solutions provider to the accounts receivable management industry. The transaction accelerated Repay’s growth into the accounts receivable management space via client and software integration partner relationships. PaidSuite operations are reported as part of the Company’s consolidated financials.

Paymaxx Acquisition

On December 15, 2017, the Company acquired substantially all of the assets of Paymaxx for $34.5 million in cash. In addition to the $34.5 million cash consideration, an earnout payment of $1.8 million was made based on the achievement of certain payment volume growth targets. The acquisition of Paymaxx has been highly complementary to the Company’s earlier acquisition of Sigma and has bolstered our position in the niche automotive finance market. As part of the acquisition, the Company acquired increased distribution capabilities in the form of an internal sales force and numerous DMS integrations. Paymaxx operations are reported as part of the Company’s consolidated financials.

For more information regarding these transactions, see Note 2 to Repay’s audited consolidated financial statements included elsewhere in this proxy statement prospectus.

Key Factors Affecting Repay’s Business

Key factors that Repay believes impact its business, results of operations and financial condition include, but are not limited to, the following:

•        the dollar amount volume and the number of transactions that are processed by the clients that we currently serve;

•        our ability to attract new merchants and onboard them as active processing clients;

•        our ability to (i) successfully integrate recent acquisitions and (ii) complete future acquisitions;

•        our ability to offer new and competitive payment technology solutions to our clients; and

•        general economic conditions and consumer finance trends.

Key Components of Repay’s Revenues and Expenses

Revenues

Revenue.    As our clients process increased volumes of payments, our revenues increase as a result of the fees we charge for processing these payments. Most of our revenues are derived from these volume-based payment processing fees (“discount fees”) and other related fixed transaction or service fees. Discount fees represent a percentage of the dollar amount of each credit or debit transaction processed and include both fees relating to processing services provided by Repay and interchange and payment network fees. Revenues are also derived from fixed transaction or service fees, including authorization fees, convenience fees, statement fees, annual fees, and fees for other miscellaneous services, such as handling chargebacks and are recognized as earned based on contractual terms. Repay establishes estimated selling price, based on the judgment of Repay’s management, considering internal factors such as margin objectives, pricing practices and controls, customer segment pricing strategies and the product life cycle. During the three months ended March 31, 2019 and the year ended December 31, 2018, we believe our chargeback rate was less than 1% of our card payment volume.

Expenses

Interchange and network fees.    Interchange and network fees consist primarily of pass-through fees which generally increase in proportion to card payment volume increases. These include interchange fees, dues and assessments, and other pass through costs.

Other costs of services.    Other costs of services primarily include commissions to our software integration partners and other third-party processing costs, such as front and back-end processing costs and sponsor bank fees.

Selling, general and administrative.    Selling, general and administrative expenses include salaries, share based compensation, and other employment costs, professional service fees, rent and utilities and other operating costs.

Depreciation and amortization.    Depreciation expense consists of depreciation on our investments in property, equipment and computer hardware. Depreciation expense is recognized on a straight-line basis over the estimated useful life of the asset. Amortization expense for software development costs and purchased software is recognized on the straight-line method over a three-year estimated useful life, and over a ten-year estimated useful life for merchant agreements and customer relationships.

Interest expense.    Our interest expense consists of interest on our outstanding indebtedness under our Credit Agreement, the Sellers Notes (each as defined below) and our previous debt facility, which was refinanced and replaced with our new Credit Agreement.

Other expenses.    Other expenses primarily consists of write-off of debt issuance costs relating to our Credit Agreement, prepayment penalties relating to our previous debt facility, which was refinanced and replaced with our new Credit Agreement and the write-offs related to certain fixed assets.

Results of Operations

This section includes a summary of our results of operations, followed by detailed comparisons of our results for the three months ended March 31, 2019 and 2018, the years ended December 31, 2018 and 2017 and the period from the Inception to December 31, 2016 (Successor) and the period from January 1, 2016 to August 31, 2016 (Predecessor). We have derived this data from our interim and annual consolidated financial statements included elsewhere in this proxy statement/prospectus.

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

The following table presents our results of operations for the periods indicated:

	Three Months Ended March 31,		Change
	2019	2018	Amount	%
	(in thousands)
Revenue
Processing and service fees	$24,321	$20,864	$3,458	16.6%
Interchange and network fees	14,928	11,933	2,995	25.1%
Total revenue	39,249	32,797	6,452	19.7%
Operating expenses
Interchange and network fees	14,928	11,933	2,994	25.1%
Other cost of services	6,417	7,194	(777)	(10.8)%
Selling, general and administrative	8,677	9,594	(918)	(9.6)%
Depreciation and amortization	2,914	2,392	522	21.8%
Change in fair value of contingent consideration	—	—	—	—
Total operating expenses	32,936	31,113	1,822	5.9%
Income from operations	6,313	1,684	4,629	274.9%
Interest expense	(1,449)	(1,503)	54	(3.6)%
Other expenses	—	—	—	—
Total other expenses	(1,449)	(1,503)	54	(3.6)%
Net income (loss)	$4,864	$181	$4,684	2,587.3%

Revenue

Total revenue increased $6.5 million, or 19.7%, to $39.2 million for the three months ended March 31, 2019 from $32.8 million for the three months ended March 31, 2018. For the three months ended March 31, 2018, incremental revenues of approximately $0.3 million and $0.3 million are attributable to the clients of PaidSuite and Paymaxx, respectively. For the three months ended March 31, 2019, revenue from discount fees and fixed transaction and service fees was approximately $38.7 million, which increased $6.4 million, or 20%, from $32.3 million for the three months ended March 31, 2018.

Processing and service fees increased $3.5 million or 16.6%, to $24.3 million for the three months ended March 31, 2019 from $20.9 million for the three months ended March 31, 2018.

Interchange and Network Fees

Interchange and network fees increased $3.0 million, or 25.1%, to $14.9 million for the three months ended March 31, 2019 from $11.9 million for the three months ended March 31, 2018, driven by new clients, and same sales growth from existing clients. Interchange and network fees increased in general proportion to card payment volume increases.

Other Costs of Services

Other costs of services decreased $0.8 million, or 10.8%, to $6.4 million for the three months ended March 31, 2019 from $7.2 million for the three months ended March 31, 2018. While other costs of services generally increase in proportion to card processing volume, improvements to our processing infrastructure and reduced reliance on, and payments to, third party technology vendors in the prior period resulted in a net decrease for this period, despite the higher volume of payments that we processed. In future periods, we generally expect other costs of services to increase as payment volume increases.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $0.9 million, or 9.6%, to $8.7 million for the three months ended March 31, 2019 from $9.6 million for the three months ended March 31, 2018. This decrease was primarily due to a non-recurring payment made in the three months ended March 31, 2018 to certain salespersons in connection with the restructure of their commissions. and general business growth, and increases in expenses relating to software and technological services, rent, telecommunication costs, advertising and marketing. We expect selling, general and administrative expenses to increase going forward, as we further develop our personnel infrastructure and make other investments needed to support the continued development and distribution of our solutions.

Depreciation and Amortization

Depreciation and amortization increased $0.5 million, or 21.8%, to $2.9 million for the three months ended March 31, 2019 from $2.4 million for the three months ended March 31, 2018, primarily due to greater amortization expense resulting from an increase in capitalized software assets.

Interest Expense

Interest expense decreased $0.1 million, or 3.6%, to $1.4 million for the three months ended March 31, 2019 from $1.5 million for the three months ended March 31, 2018. This decrease was due to a lower outstanding balance under our Credit Agreement as a result of certain principal payments made thereunder as well as a lower effective interest rate pursuant to its net leverage ratio based price structure.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table presents our results of operations for the periods indicated:

	Year Ended December 31,		Change
	2018	2017	Amount	%
	(in thousands)
Revenue
Processing and service fees	$82,186	$57,063	$25,123	44.0%
Interchange and network fees	47,827	36,888	10,939	29.7%
Total revenue	130,013	93,951	36,062	38.4%
Operating expenses
Interchange and network fees	47,827	36,888	10,939	29.7%
Other cost of services	27,160	20,713	6,447	31.1%
Selling, general and administrative	29,097	14,604	14,493	99.2%
Depreciation and amortization	10,421	7,457	2,964	39.7%
Change in fair value of contingent consideration	(1,103)	(2,100)	997	(47.5)%
Total operating expenses	113,402	77,562	35,840	46.2%
Income from operations	16,611	16,389	222	1.4%
Interest expense	(6,073)	(5,706)	(367)	(6.4)%
Other expenses	(1)	(1,235)	1,234	(99.9)%
Total other expenses	(6,074)	(6,941)	8,67	(12.5)%
Net income (loss)	$10,537	$9,448	$3,375	11.5%

Revenue

Total revenue increased $36.1 million, or 38.4%, to $130.0 million for the year ended December 31, 2018 from $94.0 million for the year ended December 31, 2017. For the year ended December 31, 2018, incremental revenues of approximately $5.4 million and $17.3 million are attributable to the clients of PaidSuite and Paymaxx, respectively. For the year ended December 31, 2018, revenue from discount fees and fixed transaction and service fees was approximately $128.0 million, which increased $35.1 million, or 37.8%, from $92.9 million for the year ended December 31, 2017.

Processing and service fees increased $25.1 million or 44.0%, to $82.2 million for the year ended December 31, 2018 from $57.1 million for the year ended December 31, 2017.

Interchange and Network Fees

Interchange and network fees increased $10.9 million, or 29.7%, to $47.8 million for the year ended December 31, 2018 from $36.9 million for the year ended December 31, 2017, driven by increases in card payment volume associated with the PaidSuite and Paymaxx acquisitions, new clients, and same sales growth from existing clients. Interchange and network fees increased in general proportion to card payment volume increases.

Other Costs of Services

Other costs of services increased $6.4 million, or 31.1%, to $27.2 million for the year ended December 31, 2018 from $20.7 million for the year ended December 31, 2017. Increased card payment volume resulted in greater third-party processing costs and an increase in commissions paid to our software integration partners.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $14.5 million, or 99.2%, to $29.1 million for the year ended December 31, 2018 from $14.6 million for the year ended December 31, 2017. This increase was primarily driven by an increase in compensation expenses due to an increase in headcount from acquisitions and general business growth. Increases in software and technological services, rent, telecommunication costs, advertising and marketing expenses accounted for the remainder of the increase. We expect selling, general and administrative expenses to increase going forward, as we further develop our personnel infrastructure and make other investments needed to support the continued development and distribution of our solutions.

Depreciation and Amortization

Depreciation and amortization increased $3.0 million, or 39.7%, to $10.4 million for the year ended December 31, 2018 from $7.5 million for the year ended December 31, 2017, primarily due to greater amortization expense resulting from the PaidSuite and Paymaxx acquisitions.

Change in Fair Value of Contingent Consideration

There was $1.1 million of change in fair value of contingent consideration for the year ended December 31, 2018 associated with the earnout payment in connection with the Repay Acquisition. The change in fair value of contingent consideration for the year ended December 31, 2017 was income of $2.1 million, associated with an earnout relating to an acquisition that occurred prior to 2016.

Interest Expense

Interest expense increased $0.4 million, or 6.4%, to $6.1 million for the year ended December 31, 2018 from $5.7 million for the year ended December 31, 2017. While our total debt during the year ended December 31, 2018 was higher than that of the year ended December 31, 2017, our new Credit Agreement, which was obtained in September 2017, allowed for significantly lower borrowing costs relative to our previous debt facility, which was refinanced and replaced with our new Credit Agreement.

Other Expenses

Other expenses decreased to $1.1 thousand during the year ended December 31, 2018, from $1.2 million for the year ended December 31, 2017, $0.7 million of which were related to the write-off of debt issuance costs relating to our Credit Agreement and $0.5 million of which were prepayment penalties relating to our previous debt facility, which was refinanced and replaced with our new Credit Agreement.

Year Ended December 31, 2017 Compared to Period from Inception to December 31, 2016 (Successor) and Period from January 1, 2016 to August 31, 2016 (Predecessor) combined

The following table presents our historical results of operations for the periods indicated:

	Successor		Predecessor
	Year Ended December 31, 2017	From Inception to December 31, 2016	From January 1, 2016 to August 31, 2016
	(in thousands)
Revenue
Processing and service fees	$57,063	$16,810	$34,532
Interchange and network fees	36,888	11,937	19,016
Total revenue	93,951	28,747	53,548
Operating expenses
Interchange and network fees	36,888	11,937	19,016
Other costs of services	20,713	6,689	15,596
Selling, general and administrative	14,604	6,301	17,273
Depreciation and amortization	7,457	2,207	1,530
Change in fair value of contingent consideration	(2,100)	—	—
Total operating expenses	77,562	27,134	53,415
Income from operations	16,389	1,613	133
Other expenses
Interest expense	(5,706)	(1,917)	(334)
Other expenses	(1,235)	(7)	—
Total other expenses	(6,941)	(1,924)	(334)
Net income (loss)	$9,448	$(311)	$(201)

Revenue

Total revenue amounted to $94.0 million for the year ended December 31, 2017, as compared to $28.7 million and $53.5 million for the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016, respectively. These increases reflect higher card payment volume resulting from the PaidSuite and Paymaxx acquisitions, as well as new clients and same store sales growth.

Processing and service fees amounted to $57.1 million for the year ended December 31, 2017, as compared to $16.8 million and $34.5 million for the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016, respectively.

Interchange and Network Fees

Interchange and network fees amounted to $36.9 million for the year ended December 31, 2017, as compared to $12.0 million and $19.0 million for the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016, respectively, driven by increases in card payment volume resulting from the PaidSuite and Paymaxx acquisitions, new clients, and same store sales growth. Interchange and network fees increased in general proportion to card payment volume increases.

Other Costs of Services

Other costs of services amounted to $20.7 million for the year ended December 31, 2017, as compared to $6.7 million and $15.6 million for the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016, respectively. Increased card payment volume resulted in greater third-party processing costs and an increase in commissions paid to our software integration partners.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to $14.6 million for the year ended December 31, 2017, as compared to $6.3 million and $17.3 million for the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016, respectively. These expenses were primarily driven by the buyout of select sales people commissions, which were incurred in connection with the Repay Acquisition and were recorded in the period from January 1, 2016 to August 31, 2016. Otherwise, compensation increased costs due to headcount growth, and software and technological services, rent, telecommunication costs, advertising and marketing expenses generally increased in proportion to revenues.

Depreciation and Amortization

Depreciation and amortization amounted to $7.5 million for the year ended December 31, 2017, as compared to $2.2 million and $1.5 million for the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016, respectively, primarily due to greater amortization expense resulting from the creation of intangible assets in the Hawk, PaidSuite, and Paymaxx acquisitions.

Change in Fair Value of Contingent Consideration

Change in fair value of contingent consideration to be paid in connection with acquisitions was a charge of $2.1 million for the year ended December 31, 2017, as compared to $0.0 million and $0.0 million for the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016, respectively. The increase was due to earnout payments in connection with the Repay Acquisition and income associated with an earnout relating to an acquisition that occurred prior to 2016 described above.

Interest Expense

Interest expense amounted to $5.7 million for the year ended December 31, 2017, as compared to $1.9 million and $0.3 million for the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016, respectively. This increase is largely the result of a significant debt issuance that occurred in connection with the Repay Acquisition.

Other Expenses

Other expenses amounted to $1.2 million for the year ended December 31, 2017, which consists of $0.7 million related to the write off of debt issuance costs relating to our Credit Agreement and $0.5 million of prepayment penalties relating to our previous debt facility, which was refinanced and replaced with our new Credit Agreement, as compared to $0.7 million during the period from Inception to December 31, 2016, which related to write-offs relating to certain fixed assets.

Non-GAAP Financial Measure

Adjusted EBITDA is a non-GAAP financial measure that represents net income prior to interest expense, depreciation and amortization, as adjusted to add back certain non-cash and non-recurring charges, such as loss on extinguishment of debt, non-cash change in fair value of contingent consideration, share-based compensation charges, transaction expenses, management fees, legacy commission related charges, employee recruiting costs, loss on disposition of property and equipment, other taxes, strategic initiative related costs and other non-recurring charges.

Repay discloses Adjusted EBITDA in this proxy statement/prospectus because it is a key measure used by its management to evaluate Repay’s business, measure its operating performance and make strategic decisions. Repay believes Adjusted EBITDA is useful for investors and others in understanding and evaluating our operations results in the same manner as its management. However, Adjusted EBITDA is not a financial measure calculated in accordance with GAAP and should not be considered as a substitute for net income, operating profit, or any other operating performance measure calculated in accordance with GAAP. Using this non-GAAP financial measure to analyze Repay’s business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in our industry may report measures titled Adjusted EBITDA or similar measures, such non-GAAP financial measures may be calculated differently from how Repay calculates its non-GAAP financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other financial results presented in accordance with GAAP. The following table presents a reconciliation of net income to Adjusted EBITDA for each of the periods indicated:

	Successor					Predecessor
	Three Months Ended March 31,		Year Ended December 31,		From Inception to December 31, 2016	From January 1, to August 31, 2016
	2019	2018	2018	2017
	(in thousands)
Net income (loss)	$4,864	$181	$10,537	$9,448	$(311)	$(201)
Plus:
Interest expense	1,449	1,503	6,073	5,706	1,917	334
Depreciation and amortization	2,914	2,392	10,421	7,457	2,207	1,530
EBITDA	9,227	4,076	27,031	22,611	3,813	1,663

Loss on extinguishment of debt(a)	—	—	1	1,235	7	—
Non-cash change in fair value of contingent consideration(b)	—	—	(1,103)	(2,100)	—	—
Share-based compensation expense(c)	127	219	797	622	137	—
Transaction expenses(d)	1,686	513	4,751	1,351	2,988	12,354
Management fees(e)	100	100	400	400	133	80
Legacy commission related charges(f)	—	4,168	4,168	782	188	—
Employee recruiting costs(g)	15	77	256	278	—	—
Loss on disposition of property and equipment	—	—	17	8	7	—
Other taxes(h)	59	173	216	98	1	121
Strategic initiatives related costs(i)	124	72	272	164	15	—
Other non-recurring charges(j)	—	47	(27)	(23)	120	67
Adjusted EBITDA	$11,338	$9,446	$36,779	$25,426	$7,409	$14,285

____________

(a)      Reflects write-offs of debt issuance costs relating to Repay’s term loans and prepayment penalties relating to its previous debt facility.

(b)      Reflects the changes in management’s estimates of future cash consideration to be paid in connection with prior acquisitions from the amount estimated as of the later of the most recent balance sheet date or the original estimates made at the closing of the applicable acquisition.

(c)      Represents compensation expense associated with Repay’s equity compensation plans. Refer to Note 11 and Note 12 to Repay’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

(d)      Primarily consists of the professional service fees and other costs in connection with (1) the Business Combination and a potential acquisition by Repay that was abandoned during the year ended December 31, 2018, (2) financing transactions and the acquisitions of (i) PaidSuite, Inc., and PaidMD, LLC and (ii) Paymaxx Pro, LLC during the year ended December 31, 2017, as well as additional expenses related to such acquisitions during the three months ended March 31, 2018, (3) the 2016 Recapitalization during the period from Inception to December 31, 2016 (Successor) and (4) financing transactions and the acquisition of Sigma Payment Solutions Inc. during the period from January 1, 2016 to August 31, 2016 (Predecessor).

(e)      For all successor periods, reflects management fees paid to Corsair Investments pursuant to the management agreement, which will terminate upon the completion of the Business Combination. See the section entitled “Certain Relationships and Related Person Transactions — Repay Related Person Transactions.” For the predecessor period, reflects management fees paid to the private equity sponsor (the “prior financial sponsor”) prior to the 2016 Recapitalization with Corsair.

(f)      Represents payments made to certain employees in connection with significant restructuring of their commission structures. These payments were non-recurring and represented commission structure changes which are not in the ordinary course of business.

(g)      Represents payments made to third-party recruiters in connection with a significant expansion of the Repay personnel, which we expect will become more moderate in subsequent periods.

(h)      Reflects franchise taxes and other non-income based taxes.

(i)      Consulting fees relating to our processing services and other operational improvements that were not in the ordinary course, in the aggregate amount of $124,000, and $55,000 are reflected in the three months ended March 31, 2019 and 2018, respectively. Additionally, one-time fees relating to special projects for new market expansion that are not anticipated to continue in the ordinary course of business are reflected in the three months ended March 31, 2018.

Consulting fees relating to processing services and other operational improvements that were not in the ordinary course, in the aggregate amount of $132,169, $65,200 and $15,150 are reflected during the years ended December 31, 2018 and 2017, and the period from Inception to December 31, 2016, respectively. One-time payment to a vendor for additional merchant data in the amount of $115,000 and certain one-time expenses relating to special projects for new market expansion that are not anticipated to continue in the ordinary course of business are reflected in the year ended December 31, 2018. Legal expenses relating to review of compliance matters are reflected in the years ended December 31, 2018 and 2017.

(j)      For the three months ended March 31, 2018, consists of litigation expenses related to a dispute with a former customer, which expenses were offset in subsequent periods as a result of its settlement.

For the year ended December 31, 2018, consists of legal expenses incurred in connection with a claim brought by a former employee which has subsequently been resolved, and expenses related to the reclassification of select Repay employees from salaried to hourly, offset by adjustments resulting from a litigation settlement.

For the year ended December 31, 2017, reflects litigation related expenses; compliance audit expenses as a result of growth in card processing volume; strategic planning and consulting fees relating to the prior financial sponsor (“prior sponsor related expenses”); a write-off relating to an employee advance, offset by timing adjustments associated with prior sponsor related expenses and recruiting fees.

For the period from Inception to December 31, 2016 and from January 1, 2016 to August 31, 2016, consists of prior sponsor related expenses and expenses relating to interns, offset by timing adjustments associated with the prior sponsor related expenses and recruiting fees.

Adjusted EBITDA for the three months ended March 31, 2019 and 2018 was $11.3 million and $9.4 million, respectively, representing a 20.0% increase over comparable periods. Our net income for the three months ended March 31, 2019 and 2018 was $4.9 million and $0.2 million, respectively, representing an 2,587.3% increase over comparable periods.

Adjusted EBITDA for the years ended December 31, 2018 and 2017 was $36.8 million and $25.4 million, respectively, representing a 44.6% increase over comparable periods. Our net income for the years ended December 31, 2018 and 2017 was $10.5 million and $9.4 million, respectively, representing an 11.5% increase over comparable periods.

Adjusted EBITDA amounted to $25.4 million for the year ended December 31, 2017, as compared to $7.4 million and $14.1 million for the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016, respectively. Net income (loss) amounted to $9.4 million for the year ended December 31, 2017, as compared to $(0.3) million and $(0.2) million for the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016, respectively.

These increases are the result of the growing card payment volume and revenue figures described above, including the PaidSuite and Paymaxx acquisitions, new clients, and same store sales growth from existing clients.

Selected Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for the last eight quarters. We have prepared the statement of income data for each of these quarters on the same basis as the audited financial statements included elsewhere in this proxy statement/prospectus, and in the opinion of management, includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes elsewhere in this proxy statement/prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	(in thousands)
Revenue
Processing and service fees	$24,321	$21,401	$20,316	$19,605	$20,864	$16,473	$13,580	$12,866
Interchange and network fees	14,928	12,457	11,976	11,461	11,933	9,086	9,224	8,881
Total revenue	$39,249	$33,858	$32,292	$31,066	$32,797	$25,559	$22,804	$21,747
Operating Expenses
Interchange and network fees	14,928	12,457	11,976	11,461	11,933	9,086	9,224	8,881
Other costs of services	6,417	6,858	6,332	6,776	7,194	6,240	4,896	4,683
Selling, general, and administrative	8,677	8,088	6,103	5,312	9,594	4,780	3,624	3,180
Depreciation and amortization	2,914	2,841	2,666	2,522	2,392	2,098	1,887	1,764
Change in fair value of contingent consideration	—	(103)	—	(1,000)	—	(2,000)		—
Total operating expenses	$32,936	$30,141	$27,077	$25,071	$31,113	$20,204	$19,631	$18,508
Income from operations	6,313	3,717	5,215	5,995	1,684	5,355	3,173	3,239
Other expenses
Interest expense	(1,449)	(1,572)	(1,488)	(1,510)	(1,503)	(930)	(1,564)	(1,607)
Other expense	—	—	—	(1)	—	6	(1,241)	—
Total other expenses	$(1,449)	$(1,572)	$(1,488)	$(1,511)	$(1,503)	$(924)	$(2,805)	$(1,607)
Net income	$4,864	$2,145	$3,727	$4,484	$181	$4,431	$368	$1,632

Seasonality

We have experienced in the past, and may continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Revenues during the first quarter of the calendar year tend to increase in comparison to the remaining three quarters of the calendar year on a same store basis. This increase is due to consumers’ receipt of tax refunds and the increases in repayment activity levels that follow. Operating expenses show less seasonal fluctuation, with the result that net income is subject to the similar seasonal factors as our revenues.

Liquidity and Capital Resources

We have historically financed our operations and working capital through net cash from operating activities. As of March 31, 2019, we had $12.7 million of cash and cash equivalents and available borrowing capacity of $6.5 million under our Credit Agreement, as defined below. This balance does not include restricted cash, which reflects cash accounts holding reserves for potential losses and customer settlement funds of $6.8 million at March 31, 2019. Our primary cash needs are to fund working capital requirements, invest in technology development, fund acquisitions and related contingent consideration, make scheduled principal payments and interest payments on our outstanding indebtedness and pay tax distributions to members. We expect that our cash flow from operations, current cash and cash equivalents and available borrowing capacity under the Credit Agreement will be sufficient to fund our operations and planned capital expenditures and to service our debt obligations for the next twelve months.

Cash Flows

The following tables present a summary of cash flows from operating, investing and financing activities for the following comparative periods.

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

	Three Months Ended March 31,
	2019	2018
	(in thousands)
Net cash provided by operating activities	$2,855	$1,301
Net cash used in investing activities	$(2,041)	$(1,359)
Net cash used in financing activities	$(1,377)	$1,775

Cash Flow from Operating Activities

We reported net cash provided by operating activities of $2.9 million for the three months ended March 31, 2019, compared to $1.3 million for the three months ended March 31, 2018.

Cash provided by operating activities for the three months ended March 31, 2019 and 2018 reflects net income as adjusted for non-cash operating items including depreciation and amortization, share-based compensation, and changes in working capital accounts. The net income increases were largely driven by continued growth in card payment volume and revenue.

Cash Flow from Investing Activities

For the three months ended March 31, 2019, cash flow used in investing activities was $(2.0) million, as compared to $(1.4) million for the three months ended March 31, 2018. These expenditures primarily include the capitalization of technology development activities. The increase in cash flow used in investing activities has grown as we continue to invest in our technology platform.

Cash Flow from Financing Activities

For the three months ended March 31, 2019, cash used in financing activities was $(1.4) million, as compared to $1.8 million for the three months ended March 31, 2018. This decrease reflects cash provided by financing activities during the period ended March 31, 2018 as a result of revolver borrowings under our Credit Agreement as well as principal and interest payments made thereunder during both periods.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year Ended December 31,
	2018	2017
	(in thousands)
Net cash provided by operating activities	$21,154	$15,790
Net cash used in investing activities	$(5,798)	$(3,437)
Net cash used in financing activities	$(8,208)	$(8,993)

Cash Flow from Operating Activities

We reported net cash provided by operating activities of $21.2 million for the year ended December 31, 2018, compared to $15.8 million for the year ended December 31, 2017.

Cash provided by operating activities for the year ended December 31, 2018 and 2017 reflects net income as adjusted for non-cash operating items including depreciation and amortization, share-based compensation, and changes in working capital accounts. The net income increases were largely driven by continued growth in card payment volume and revenue.

Cash Flow from Investing Activities

For the year ended December 31, 2018, cash flow used in investing activities was $5.8 million, as compared to $3.4 million for the year ended December 31, 2017. These expenditures primarily include the capitalization of technology development activities. The increase in cash flow used in investing activities has grown as we continue to invest in our technology platform.

Cash Flow from Financing Activities

For the year ended December 31, 2018, cash used in financing activities was $8.2 million, as compared to $9.0 million for the year ended December 31, 2017. This decrease was primarily due to the repayment of the Seller Notes, as defined below, associated with the Repay Acquisition.

Year Ended December 31, 2017 Compared to Period from Inception to December 31, 2016 (Successor) and Period from January 1, 2016 to August 31, 2016 (Predecessor) combined

	Successor		Predecessor
	Year Ended December 31, 2017	From Inception to December 31, 2016	From January 1, 2016 to August 31, 2016
	(in thousands)
Net cash provided by (used in) operating activities	$15,790	$(7,777)	$10,576
Net cash used in investing activities	$(3,437)	$(61,330)	$(1,102)
Net cash provided by (used in) financing activities	$(8,993)	$71,886	$(5,925)

Cash Flow from Operating Activities

For the year ended December 31, 2017, cash provided by operating activities was $15.8 million, as a result of net income of $9.5 million and certain non-cash items of $6.3 million, including depreciation and amortization, share-based compensation, and changes in working capital accounts.

For the period from Inception to December 31, 2016, cash used in operating activities was $7.8 million, as a result of net income of $0.3 million and certain non-cash items of $7.5 million.

For the period from January 1, 2016 to August 31, 2016, cash provided by operating activities was $10.6 million, as a result of net loss of $0.2 million and certain non-cash items of $10.8 million.

Cash flow from operating activities has continued to grow as payment volume and revenue have increased. We expect cash flow from operating activities to increase going forward, as payment volumes and revenues increase.

Cash Flow from Investing Activities

For the year ended December 31, 2017, cash flow used from investing activities was $3.4 million, primarily resulting from capitalized software development costs.

For the period from Inception to December 31, 2016, cash flow used from investing activities was $61.3 million, due to cash outflows associated with the Repay Acquisition.

For the period from January 1, 2016 to August 31, 2016, cash flow used from investing activities was $1.1 million, primarily resulting from capitalized software development costs.

We anticipate continued increases in cash flow used in investing activities as we remain committed to investing in our technology offerings and systems.

Cash Flow from Financing Activities

For the year ended December 31, 2017, cash flow used in financing activities was $8.9 million, primarily due to repayments of debt and equity holder tax distributions.

For the period from Inception to December 31, 2016, cash flow provided from financing activities was $71.9 million, primarily due to cash inflows associated with the Repay Acquisition.

For the period from January 1, 2016 to August 31, 2016, cash flow used in financing activities was $5.9 million, primarily due to debt repayments and equity holder tax distributions.

We expect cash flow used in financing activities to increase going forward due to higher required debt repayments resulting from a larger quantum of total debt.

Indebtedness

Credit Agreement

We are party to the Revolving Credit and Term Loan Agreement, dated as of September 28, 2017, and amended as of December 15, 2017 (the “Credit Agreement”), with SunTrust Bank, as administrative agent and lender, and the other lenders party thereto. The Credit Agreement provides for a term loan of $98 million and a revolving loan with a borrowing amount of up to $10 million. The revolving credit facility includes swingline loan and letter of credit sublimits of $2.5 million each. The principal amount of the term loan is repayable in quarterly installments of $1,225,000 with the remaining balance due at maturity. The term loan and the revolving credit facility expire on September 22, 2022. Borrowings under the Credit Agreement are secured by substantially all of the assets of all of our subsidiaries that are parties to the Credit Agreement.

At our option, borrowings under the Credit Agreement bear interest at either (i) the base rate based on the highest of the prime rate, the federal funds rate plus 0.50% and an adjusted LIBOR rate for a one-month interest period plus 1.00%, in each case plus an applicable margin ranging from 2.00% to 3.00% per annum, or (ii) an adjusted LIBOR rate, in each case plus an applicable margin ranging from 3.00% to 4.00% per annum. The applicable margin is determined based on our total net leverage ratio, as defined in the Credit Agreement. Swingline loans bear interest at a rate computed per clause (i) above.

As of March 31, 2019, we had term loan borrowings of $89.6 million and revolver borrowings of $3.5 million outstanding under the Credit Agreement. An additional $6.5 million was available under our revolving credit facility as of such date.

We are obligated to pay other customary fees for a credit facility of this size and type including an annual administrative agent fee of $35,000 and an unused commitment fee ranging from 0.375% to 0.50% depending on our total net leverage ratio. We paid $5,958, $33,423.62 and $57,040 in fees related to unused commitments during the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017, respectively.

The Credit Agreement contains certain covenants and restrictions that limit our ability to, among other things, incur additional indebtedness, create liens, make certain investments, loans or acquisitions, make certain dispositions or sales of our assets, transactions with affiliates outside of the ordinary course of business, enter into certain types of leases or enter into agreements that restrict our ability to create liens, repay debt or make certain distributions. The Credit Agreement also contains covenants requiring that we maintain:

•        Fixed charge coverage ratio of at least 1.20 to 1.00. The fixed charge coverage ratio is the ratio of (a) adjusted EBITDA (as defined in the Credit Agreement) minus unfinanced capital expenditures minus tax distributions to (b) our fixed charges, including interest expense, principal payments, and other cash distributions.

•        Total net leverage ratio of at least specified thresholds ranging from 4.25 to 1.00 to 2.25 to 1.00. The total net leverage ratio is the ratio of (a) total debt to (b) adjusted EBITDA (as defined in the Credit Agreement).

We were in compliance with these covenants as of March 31, 2019.

Debt financing arrangements in connection with the Business Combination include commitments relating to the Term Loan Facility and the Delayed Draw Term Loan Facility. See the section entitled “Questions and Answers — Q. Will Thunder Bridge enter into any financing arrangements in connection with the Business Combination?” Upon completion of Business Combination, any outstanding term loans or revolving loans are expected to be repaid and the Credit Agreement terminated.

Seller Notes

On September 1, 2016, Hawk Parent entered into three subordinated promissory notes with certain Legacy Repay shareholders, representing loans with an aggregate principal amount of $10 million (collectively, the “Seller Notes”). The Seller Notes were subordinated to the borrowings under the Credit Agreement and with an interest rate of 12% per annum, in accordance with the terms of the Seller Notes. Each of the Seller Notes was repaid in full as of December 31, 2017.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2018 related to leases and borrowings:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Processing minimums(a)	$1,042	$202	$360	$360	$120
Facility leases	2,253	834	1,060	359	—
Credit Facility and related interest(b)	105,300	9,737	18,666	18,666	—
Contingent consideration(c)	1,817	1,817	—	—	—
Total	$110,412	$12,590	$20,086	$77,616	$120

____________

(a)      Certain of the agreements with third-party processors require us to submit a minimum monthly number of transactions for processing. If we submit a number of transactions that is lower than the minimum, we are required to pay to the processor the fees it would have received if we had submitted the required minimum number of transactions.

(b)      We estimated interest payments through the maturity of the Credit Facility by applying the interest rate of 5.50% in effect on our borrowings as of December 31, 2018, plus an unused fee rate of 0.50%.

(c)      Represents contingent consideration associated with the Repay Acquisition and acquisition of Paymaxx. The Paymaxx obligation has since been paid by Repay.

Potential payments under the Tax Receivable Agreement are not reflected in this table. See the sections entitled “— Tax Receivable Agreement” below and “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

Tax Receivable Agreement

Upon the completion of the Business Combination, the Company will enter into the Tax Receivable Agreement with holders of Post-Merger Repay Units, as described under “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.” As a result of the Tax Receivable Agreement, the Company may be required to establish a liability in its consolidated financial statements. Such liability, which will increase upon the exchanges of Post-Merger Repay Units for the Class A common stock of the Company, generally represents 100% of the estimated future tax benefits, if any, relating to the increase in tax basis that will result from exchanges of the Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement and certain other tax attributes of Repay and tax benefits of entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

Under the terms of the Tax Receivable Agreement, the Company may elect to terminate the Tax Receivable Agreement early but will be required to make an immediate payment equal to the present value of the anticipated future cash tax savings. As a result, the associated liability reported on the Company’s consolidated financial statements may be increased. It is expected that the payment obligations of the Company required under the Tax Receivable Agreement will be substantial. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of Post-Merger Repay Units, the price of the Class A common stock of the Company at the time of the redemption or exchange, whether such redemptions or exchanges are taxable, the amount and timing of the taxable income the Company generates in the future, the tax rate then applicable and the portion of its payments under the Tax Receivable Agreement constituting imputed interest. The Company is expected to fund the payment of the amounts due under the Tax Receivable Agreement out of the cash savings that it actually realizes in respect of the attributes to which Tax Receivable Agreement relates. However, the payments required to be made could be in excess of the actual tax benefits that the Company realizes and there can be no assurance that the Company will be able to finance its obligations under the Tax Receivable Agreement.

For more information about the Tax Receivable Agreement, see the sections entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Tax Receivable Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates including those related to revenue recognition, goodwill and intangible assets, derivative financial instruments, and equity-based compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within its control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results may differ from these estimates under different assumptions or conditions.

The accounting policies we believe to be most critical to understanding our financial condition and results of operations are discussed below.

Revenue Recognition

Revenue is recognized when it is realized or realizable and earned, in accordance with ASC 605, Revenue Recognition (“ASC 605”). Recognition occurs when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. Repay accrues for rights of refund, processing errors or penalties, or other related allowances based on historical experience. More than 95% of our revenue for the years ended December 31, 2018 and 2017, the period from inception (September 1, 2016) through December 31, 2016 and the period from January 1, 2016 through August 31, 2016 is derived from volume based payment processing fees (“discount fees”) and other related fixed transaction or service fees. Discount fees represent a percentage of the dollar amount of each credit or debit transaction processed, and include both fees related to processing services provided by Repay and interchange and network fees. Discount fees are recognized at the time the clients’ transactions are processed. Repay follows the requirements of ASC 605-45, Revenue Recognition Principal Agent Considerations, in determining its merchant processing services revenue reporting. Generally, where Repay has control over merchant pricing, merchant portability, credit risk and ultimate responsibility for the merchant relationship, revenues are reported at the time of sale on a gross basis equal to the full amount of the discount charged to the merchant. This amount includes interchange fees paid to card issuing banks and assessments paid to payment card networks pursuant to which such parties receive payments based primarily on processing volume for particular groups of clients. Revenues are also derived from a variety of fixed transaction or service fees, including authorization fees, convenience fees, statement fees, annual fees, and fees for other miscellaneous services, such as handling chargebacks and are recognized as earned based on contractual terms. Repay establishes estimated selling price, based on the judgment of Repay’s management, considering internal factors such as margin objectives, pricing practices and controls, customer segment pricing strategies and the product life cycle.

Goodwill

Goodwill represents the excess of purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. Repay’s reporting units are at the operating segment level or one level below the operating segment level for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method. Relative fair value is estimated using a discounted cash flow analysis.

Repay tests goodwill annually for impairment, as well as upon an indicator of impairment, at the reporting unit level. As of the most recent impairment analysis date, the fair value of each reporting unit exceeded its carrying value. Repay did not record any goodwill impairment charges for the years ended December 31, 2018 and 2017, the period from inception (September 1, 2016) through December 31, 2016, or the period from January 1, 2016 through August 31, 2016.

Intangible Assets

Intangible assets include acquired merchant relationships, residual buyouts, trademarks, tradenames, website development costs and non-compete agreements. Merchant relationships represent the fair value of customer relationships we purchased. Residual buyouts represent the right to not have to pay a residual to an independent sales agent related to certain future transactions of the agent’s referred merchants.

We amortize definite lived identifiable intangible assets using a method that reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise utilized. The estimated useful lives of our customer-related intangible assets approximate the expected distribution of cash flows, whether straight-line or accelerated, generated from each asset. The useful lives of contract-based intangible assets are equal to the terms of the agreement.

Management evaluates the remaining useful lives and carrying values of long lived assets, including definite lived intangible assets, at least annually or when events and circumstances warrant such a review, to determine whether significant events or changes in circumstances indicate that a change in the useful life or impairment in value may have occurred. There were no impairment charges during the years ended December 31, 2018 and 2017, the period from Inception to December 31, 2016 and the period from January 1, 2016 to August 31, 2016.

Income Taxes

Repay’s legal form of business is a limited liability company. Under the provisions for this form of business, Repay is not a taxable entity, and elements of income and expense flow through and are taxed to the members. Repay will make tax distributions throughout the year to provide funds to the members for their income tax liabilities.

Repay assesses its uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. Repay has determined that it does not have any positions at December 31, 2018, that it would be unable to substantiate.

Equity Units Awarded

Repay measures profit units awarded to management based on the fair value of the awards on the date of the grant and recognizes compensation expense for those awards over the requisite service period. The profits units vest over varying periods with all of the profits units being fully vested in 2022. The profits units vesting is accelerated upon a change of control event. Upon certain events, the profits units vesting can be altered.

The fair value of profit interests granted under the profit unit plan is estimated on the grant date using the Black Scholes option valuation model. The Black Scholes option valuation model incorporates assumptions as to dividend yield, expected volatility, an appropriate risk free interest rate, and the expected life of the option. Forfeitures are accounted for as they occur.

Recently Issued Accounting Pronouncements

In January 2017, FASB issued ASU No. 2017 01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017 01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Repay has adopted this update, effective January 1, 2018. There was no material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017 04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies the measurement of goodwill impairment by eliminating the requirement that an entity compute the implied fair value of goodwill based on the fair values of its assets and liabilities to measure impairment. Instead, goodwill impairment will be measured as the difference between the fair value of the reporting unit and the carrying value of the reporting unit. The ASU also clarifies the treatment of the income tax effect of tax deductible goodwill when measuring goodwill impairment loss. ASU 2017 04 will be effective for Repay beginning on November 1, 2022. The amendment must be applied prospectively with early adoption permitted. Repay elected to early adopt the amendment for the year ended December 31, 2017, which did not have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016 18, Statement of Cash Flows (Topic 230).The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of period and end of period total amounts shown on the statement of cash flows. The effective date of this ASU for nonpublic entities is for fiscal years beginning after December 15, 2018, and early adoption is permitted. Management is currently assessing the impact this ASU will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016 02, Leases (Subtopic 842). The purpose of this ASU is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU require that lessees recognize the rights and obligations resulting from leases as assets and liabilities on their balance sheets, initially measured at the present value of the lease payments over the term of the lease, including payments to be made in optional periods to extend the lease and payments to purchase the underlying assets if the lessee is reasonably certain of exercising those options. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP.

The effective date of this ASU for nonpublic entities is for annual reporting periods beginning after December 15, 2019, and interim reporting periods beginning after December 15, 2020. Management is currently assessing the impact this ASU will have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014 09, Revenue from Contracts with Customers (Topic 606), a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The standard’s core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years beginning after December 15, 2017. In August 2015, the FASB issued ASU 2015 14 which defers the effective date of ASU 2014 09 one year making it effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods beginning after December 15, 2019. Early application is permitted for nonpublic entities under several options. Repay is in the process of reviewing the potential impact the adoption of this guidance will have on its consolidated financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

Quantitative and Qualitative Disclosure About Market Risk

Effects of Inflation

While inflation may impact our revenues and cost of services, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including U.S. fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond Repay’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Repay is exposed to market risk from changes in interest rates on debt, which bears interest at variable rates. Repay’s debt has floating interest rates. Repay is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. Repay’s floating rate debt requires payments based on variable interest rates such as the federal funds rate, prime rate, eurocurrency rate, and LIBOR. Therefore, increases in interest rates may reduce Repay’s net income or loss by increasing the cost of debt. As of March 31, 2019 and December 31, 2018, we had term loan borrowings of $89.6 million and $90.7 million, respectively, and revolver borrowings of $3.5 million and $3.5 million, respectively, outstanding under the Credit Agreement. The borrowings accrue interest at either base rate, described above under “— Liquidity and Resources — Credit Agreement,” plus a margin of 2.00% to 3.00% or at an adjusted LIBOR rate plus a margin of 3.00% to 4.00%, in each case depending on the total net leverage ratio, as defined in the agreement governing the Credit Agreement. A 1.0% increase or decrease in the interest rate applicable to such borrowings under the Credit Agreement would have increased or decreased cash interest expense on our indebtedness by approximately $0.9 million per annum and $1.0 million per annum, respectively.

We may incur additional borrowings from time to time for general corporate purposes, including working capital and capital expenditures.

Foreign Currency Exchange Rate Risk

Invoices for our services are denominated in U.S. dollars. We do not expect our future operating results to be significantly affected by foreign currency transaction risk.

Management of Repay

Throughout this section, unless otherwise noted “we”, “us”, “our” and “Repay” refer to Hawk Parent Holdings LLC and its consolidated subsidiaries.

The following table sets forth certain information regarding our executive officers and directors as of the filing of this proxy statement/prospectus.

Name	Age	Position(s)
John Morris	50	Chief Executive Officer; Director
Shaler Alias	39	President; Director
Timothy J. Murphy	37	Chief Financial Officer
Jason Kirk	40	Chief Technology Officer
Susan Perlmutter	55	Chief Revenue Officer
Michael F. Jackson	55	Chief Operating Officer
William Jacobs	77	Director
Jeremy Schein	39	Director
Richard E. Thornburgh	66	Director

John Morris serves as Chief Executive Officer. He co-founded Repay’s legacy business in 2006 and has served as Chief Executive Officer since 2010. Mr. Morris served as President of Repay’s legacy business from 2006 to 2008. Since Hawk Parent’s acquisition of Repay Holdings, LLC (“Repay Holdings”) in September 2016, Mr. Morris has been a member of the board of directors of Hawk Parent. Mr. Morris has been a member of the board of directors of Repay Holdings since its acquisition of M & A Ventures LLC (“M & A Ventures”) in September 2013 and a member of the board of directors of M & A Ventures since 2006. Prior to commencing his role as Chief Executive Officer of Repay’s legacy business, Mr. Morris served as the Executive Vice President of Sales and Marketing for Payliance, a payment processing, risk management and recovery solutions company, after its acquisition of Security Check Atlanta, a check processing and recovery solutions company, where he had served as President. From 1994 to 1997, Mr. Morris served in several corporate finance positions for Bass Hotels and Resorts, including Director of Corporate Finance. Mr. Morris also serves on the board of directors of Leading the Way and as President of the Executive Committee of The Foundation of the Holy Apostles Inc., each a non-profit religious organization. Mr. Morris also serves as a member of the University of Georgia Entrepreneur Advisory Board. In addition, Mr. Morris serves as Chief Executive Officer of Hawk Parent.

Mr. Morris was selected to serve on our board of directors because of the experience that he brings as a co-founder as well as his knowledge of the payments industry.

Shaler Alias serves as President. He co-founded Repay’s legacy business in 2006 and has served as President since 2008. Mr. Alias served as Vice President of Sales of Repay’s legacy business from 2006 to 2008. Since Hawk Parent’s acquisition of Repay Holdings in September 2016, Mr. Alias has been a member of the board of directors of Hawk Parent. Mr. Alias has been a member of the board of directors of Repay Holdings since its acquisition of M & A Ventures in September 2013 and a member of the board of directors of M & A Ventures since 2006. As President, Mr. Alias is responsible for creating and managing our third-party relationships, including those with payment networks, sponsor banks, and front- and back-end merchant processors. He also serves as a member of the board of trustees of the Shepherd Center, a not-for-profit hospital specializing in medical treatment for spinal cord and other neuromuscular conditions, since 2018 and as a member of the board of directors of Andee’s Army, a non-profit dedicated to funding the recovery and rehabilitation of children who have sustained brain and spinal cord injuries, since 2018. Prior to 2006, Mr. Alias co-founded and served as Director of Sales and Marketing for Capital Recovery Solutions, a collection agency that served community banks and consumer finance lenders.

Mr. Alias was selected to serve on our board of directors because of the experience that he brings as a co-founder as well as his knowledge of the payments industry. In addition, Mr. Alias serves as President of Hawk Parent.

Tim Murphy has served as Chief Financial Officer since January 2014. He oversees our financial operations including accounting, tax, treasury, financial planning, reporting, and corporate development. He also oversees our underwriting, compliance and risk management functions. Prior to joining us, Mr. Murphy served as Director of Corporate Development for Amaya Gaming Group Inc. (now known as The Stars Group Inc.), a Canadian online and mobile gaming and interactive entertainment company, from January 2013 to January 2014. Mr. Murphy previously served as Director of Finance for Cadillac Jack, Inc., a company engaged in the design, development, and supply of electronic gaming machines, from August 2009 to December 2012. Mr. Murphy began his professional career as an investment banker at Credit Suisse.

Jason Kirk has served as Chief Technology Officer since December 2014. Prior to joining us, from May 2001 to December 2014, Mr. Kirk held various positions at CCBill, LLC, a provider of third-party payment processing, including leading a team that developed products and platform relating to card payment processing. In addition, Mr. Kirk served as an NBC Defense Specialist in the United States Marine Corps from August 1997 to May 2001.

Susan Perlmutter has served as Chief Revenue Officer since January 2016. Ms. Perlmutter’s role includes forging relationships with our software integration partners as well as designing and implementing new payment solutions, such as IVR systems and pay-by-text. Ms. Perlmutter’s previously acted as Chief Revenue Officer at Sigma Payment Solutions, Inc. (“Sigma”), a provider of electronic payment solutions to the automotive finance industry, from October 2012 to January 2016, and joined us when we acquired Sigma in January 2016. In connection with our acquisition of Sigma, we agreed to retain Ms. Perlmutter’s services as our Chief Revenue Officer. Prior to Sigma, Ms. Perlmutter held various positions with PAYTEK Solutions, LLC a provider of payment processing services, from February 1995 to February 2011.

Mike Jackson has served as Chief Operating Officer since October 2016. In this role, Mr. Jackson oversees our customer service, human resources matters and operational objectives, including integration of acquired companies. Prior to joining us, Mr. Jackson served in numerous executive roles for enterprise software and payment service providers, including as Senior Vice President, Business Unit Head Cash Management at D+H Ltd. (now known as Finastra), a global payments and lending technology provider, from January 2014 to June 2016 and as Vice President and the Head of EBPP Business/Community Financial Services for ACI Worldwide, Inc. a provider of electronic payments solutions, from August 2012 to December 2013. Prior to ACI Worldwide, Inc., Mr. Jackson worked for S1 Software Corp., from 2008 to 2012, until it was acquired by ACI Worldwide, Inc. Prior to 2008, he worked for the U.S.-based Regions Financial Corporation, where he was responsible for card and merchant services, internet banking and online products and services as Executive Vice President of Alternative Delivery, and President of the Internet Bank.

William Jacobs has served as a member of the board of directors of Hawk Parent since September 2016 as a designee of Corsair Capital LLC. Mr. Jacobs is currently Chairman of the board of directors of Global Payments Inc. (“Global Payments”), a payment processing services company, and has held that position since June 2014. In addition, he currently serves as a member of Global Payments’ Governance and Nominating Committee and Compensation Committee, served as Lead Independent Director of Global Payments from 2003 to May 2014, has served as one of its business advisors since August 2002, and previously served on its Audit Committee and as Chair of its Compensation Committee. Mr. Jacobs has served as a member of the board of directors of Green Dot Corporation (“Green Dot”), a publicly-traded financial services technology company, since April 2016 and has served as Chairman of such board since June 2016. Mr. Jacobs also serves as a member of Green Dot’s Compensation Committee and its Risk Committee. He previously served on the boards of directors of Asset Acceptance Capital Corp., a publicly-traded debt collection company, from 2004 to June 2013, when that company merged with Encore Capital Group, Inc. He also served as a member of the board of directors of Investment Technology Group, Inc., a publicly-traded electronic trading resources company, from June 1994 to March 2008, Alpharma, Inc., a publicly-traded specialty pharmaceutical company, from May 2002 to May 2006, and as a member of the Board of Trustees of The American University in Washington, D.C. from 1985 to 2001, of which he served as Chairman from 1997 to 2001. From 1995 to 2000, Mr. Jacobs served in various senior roles at MasterCard International, including as Senior Executive Vice President. Before joining MasterCard International, Mr. Jacobs co-founded Financial Security Assurance Inc. (FSA), where he served as Chief Operating Officer. Mr. Jacobs has served as an operating partner of Corsair Capital LLC since 2018.

Mr. Jacobs was selected to serve on our board of directors based on his management experience and expertise in the payments and financial services industries.

Jeremy Schein has served as a member of the board of directors of Hawk Parent since September 2016 as a designee of Corsair Capital LLC. Mr. Schein is a Managing Director of Corsair Capital LLC, which he joined in 2001 and where he serves as a member of the Investment Committee. Additionally, Mr. Schein has served as a director of NoteMachine Financial Technology Services, Personal Capital and JacksonHewitt since August 2012, October 2014 and May 2018, respectively, all of which are portfolio companies of Corsair Capital LLC.

Mr. Schein was selected to serve on our board of directors because of his experience in investing in the financial services sector as well as his overall financial and business expertise.

Richard E. Thornburgh has served as a member of the board of directors of Hawk Parent since May 2019 as a designee of Corsair Capital LLC. Mr. Thornburgh is currently a director of Capstar Financial Holdings, Inc., a publicly-traded bank holding company, and serves as the Chair of the board of directors of Jackson Hewitt Tax Service Inc., a company that provides assisted tax preparation services and related financial products, both of which are portfolio companies of Corsair Capital LLC. He has held these positions since November 2008 and June 2018, respectively. Since December 2011, he has also served as a director of S&P Global, Inc., a publicly-traded financial information and analytics company, where he serves as the Chair of the Financial Policy Committee and a member of the Executive and Audit Committees. He previously served as a director of Newstar Financial, a commercial financing company that was a portfolio company of Corsair Capital LLC, from December 2006 until its sale in December 2017. In addition from May 2006 to April 2018, Mr. Thornburgh served on the board of directors of Credit Suisse AG, a publicly traded global financial institution. He served as Vice Chairman of the board, chair of its risk committee, member of the audit and nominations and governance committees. From 1995 to 2005, he held a variety of executive and other board responsibilities at Credit Suisse Group AG, including Chief Financial Officer and Chief Risk Officer. Mr. Thornburgh was also the Chairman of the board of directors of Credit Suisse Holdings USA from December 2015 to April 2018. Mr. Thornburgh is a Senior Advisor and member of the investment committee of Corsair Capital LLC, which he joined in 2006. His past publicly-traded corporate board affiliations include Dollar General Corporation and National City Corporation. He also served as a director of Reynolds America Inc. from December 2011 to December 2015.

James E. Kirk had served as a member of the board of directors of Hawk Parent as a designer of Corsair Capital LLC from September 2016 until May 2019, when he resigned. Jason Kirk is not related to James E. Kirk. There are no family relationships among these directors or executive officers.

Board Composition

The business and affairs of Repay are managed under the direction of its board of directors, which currently consists of five members. The members of Hawk Parent’s board of directors were elected pursuant to the provisions of its amended and restated limited liability company agreement, as in effect as of the date hereof. Under the terms of this limited liability company agreement, Hawk Parent’s managing member, which is ultimately controlled by affiliate of Corsair, has the right to appoint up to four members of the board, and Messrs. Morris and Alias have designated board seats so long as they serve as Chief Executive Officer and President, respectively. In connection with the Business Combination, we will enter into a second amended and restated limited liability company agreement of Hawk Parent and Stockholders Agreements among us and certain stockholder parties of the Company, as discussed in the sections entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Amended Operating Agreement” and “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Stockholders Agreements.”

EXECUTIVE COMPENSATION OF REPAY

Throughout this section, unless otherwise noted, “Repay” refers to Hawk Parent Holdings LLC and its consolidated subsidiaries.

The following sets forth information about the compensation paid to or accrued by Repay’s principal executive officer and its two other most highly compensated persons serving as executive officers as of December 31, 2018 for services rendered for the fiscal year ended December 31, 2018 (“fiscal 2018”). These executives are referred to as the “named executive officers.”

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)	Bonus ($)(2)	Non-equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
John Morris Chief Executive Officer	2018	355,000	—	—	$125,000	14,200	494,200

Shaler Alias President	2018	305,000	—	—	$125,000	12,200	442,200

Tim Murphy Chief Financial Officer	2018	215,000	—	107,500	$—	8,602	331,102

____________

(1)      Amounts reflect annual base salary paid for fiscal 2018.

(2)      Represents annual cash award under Repay’s Annual Cash Incentive Program. For a discussion of the determination of these amounts, please see the section below entitled “— Narrative Disclosure to Summary Compensation Table — Annual Cash Incentive Compensation Program.”

(3)      Represents annual performance-based cash incentives. For a discussion of the determination of these amounts, please see the section below entitled “— Narrative Disclosure to Summary Compensation Table — Annual Cash Incentive Compensation Program.”

(4)      Amounts reflect matching contributions made by Repay to each named executive officer’s 401(k) plan account.

Narrative Disclosure to Summary Compensation Table

Annual Cash Incentive Compensation Program

As provided for in their employment agreements, the named executive officers have the opportunity to earn annual performance based cash bonuses which are intended to compensate them for achieving both short-term company-wide and individual performance goals.

For fiscal 2018, Messrs. Morris and Alias were entitled under their employment agreements to:

•        a discretionary bonus of up to $25,000 and

•        a performance-based bonus equal to the lesser of:

•        $125,000 and

•        the product of (x) Repay’s Adjusted EBITDA multiplied by (y) 0.0067, less $103,470.

For purposes of computing these performance-based annual bonuses, Adjusted EBITDA is calculated as described in the section entitled “Management Discussion and Analysis of Financial Condition and Results of Operations of Repay — Non-GAAP Financial Measure.”

For fiscal 2018 Mr. Murphy is eligible for an annual cash bonus of 50% of his base salary. The amount of Mr. Murphy’s bonus is determined by Repay’s board of directors and the CEO based on Repay’s financial performance for the year (50%), progress towards achievement of Repay’s strategic goals (25%) and achievement of Mr. Murphy’s personal performance goals (25%).

Notwithstanding the establishment of the performance components and the formula for determining the cash incentive award payment amounts as described above, Repay had the ability to exercise positive or negative discretion and award a greater or lesser amount to the named executive officers than the amount determined by the annual cash incentive award formula if, in the exercise of its business judgment, Repay determined that a greater or lesser amount was warranted under the circumstances.

Actual 2018 Awards

For fiscal 2018, Repay’s Adjusted EBITDA was $36.8 million. Therefore the product of (x) Repay’s Adjusted EBITDA multiplied by (y) 0.0067, less $103,470 was $143,090. Since this amount was more than $125,000, each of Messrs. Morris and Alias was paid an annual performance-based bonus of $125,000.

In fiscal 2018, Mr. Morris and Mr. Alias did not receive an additional discretionary bonus of up to $25,000 as contemplated by their employment agreements, but these amounts were considered when determining the amount of the transaction bonus to be awarded to each of Messrs. Morris and Alias. See the section entitled “— Key Compensation Actions in 2019” below.

For fiscal 2018, Mr. Murphy received a bonus award of $107,500 based on the board of directors of Repay’s general assessment of the achievement of Repay’s financial and strategic goals and Mr. Murphy’s personal goals.

Equity-based compensation

No equity-based compensation was awarded in fiscal 2018. See the section entitled “— Outstanding Equity Awards at Fiscal Year-End” for a description of Repay’s profit interests plan.

Employment Agreements

Mr. Morris

Repay entered into an employment agreement with Mr. Morris, dated July 22, 2016, which sets forth the terms and conditions of his service as Chief Executive Officer. The employment agreement has an initial five year term and automatically renews thereafter for successive one year periods unless either Repay or Mr. Morris gives written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Morris’s employment agreement, he is entitled to receive an annual base salary of at least $355,000 and an annual discretionary cash bonus of up to $25,000 for fiscal year 2018 based on the achievement of certain strategic goals. Mr. Morris is also entitled to an annual cash performance-based bonus for fiscal year 2018 in an amount between $0 and $125,000 based on Adjusted EBITDA.

For fiscal year 2018, such EBITDA Bonus is the lesser of either (a) $125,000 or (b) the product of (x) Repay’s Adjusted EBITDA multiplied by (y) 0.0067, less $103,470. For the fiscal year ending December 31, 2019 and subsequent fiscal years, a new annual cash bonus framework will be established or, if the parties cannot agree on a new framework, Mr. Morris will be entitled to receive a guaranteed bonus of $50,000. Mr. Morris is eligible for employee benefits under Repay’s policies.

Mr. Alias

Repay entered into an employment agreement with Mr. Alias, dated July 22, 2016, which sets forth the terms and conditions of his service as President and Secretary. The employment agreement has an initial five year term and automatically renews thereafter for successive one year periods unless either Repay or Mr. Alias gives written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Alias’s employment agreement, he is entitled to receive an annual base salary of at least $305,000 and an annual discretionary cash bonus of up to $25,000 for fiscal year 2018, based on the achievement of certain strategic goals. Mr. Alias is also entitled to an annual cash performance-based bonus for fiscal year 2018 in an amount between $0 and $125,000 based on Adjusted EBITDA. For fiscal year 2018, such bonus is the lesser of either (a) $125,000 or (b) the product of (x) Repay’s Adjusted EBITDA multiplied by (y) 0.0067, less $103,470. For the fiscal year ending December 31, 2019 and subsequent fiscal years, a new annual cash bonus framework will be established or, if the parties cannot agree on a new framework, Mr. Alias will be entitled to receive a guaranteed bonus of $50,000. Mr. Alias is eligible for employee benefits under Repay’s policies.

Mr. Murphy

Repay entered into an employment agreement with Mr. Murphy, dated July 22, 2016, which sets forth the terms and conditions of his service as Chief Financial Officer. The employment agreement has an initial five year term and automatically renews thereafter for successive one year periods unless either Repay or Mr. Murphy gives written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Murphy’s employment agreement, he is entitled to receive an annual base salary of at least $170,000. Mr. Murphy is eligible for a cash bonus with a target amount of 50% of his base salary based on the attainment of certain performance criteria as established by the board of directors of Repay. Mr. Murphy is eligible to participate in Repay’s employee benefit plans.

Severance Compensation

Pursuant to the terms of the employment agreements for Messrs. Morris and Alias, in the event of a termination of the executive’s employment by Repay without “Cause” (as defined in the agreements) or by the executive for “Good Reason,” (as defined in the agreements, which definition includes a non-renewal of the employment term by Repay), the executive is entitled to receive an amount equal to his base salary plus $50,000, paid in installments over a twelve month period. The executive is also entitled to any earned but unpaid salary and bonuses and any unreimbursed business expenses owed at the time of termination. The amounts payable to Messrs. Morris or Alias upon a termination of employment described above are subject to execution and non-revocation of a release of claims.

Pursuant to the terms of the employment agreement for Mr. Murphy, in the event of a termination of Mr. Murphy’s employment by us without “Cause” (as defined in the agreements) or by him for “Good Reason,” (as defined in the agreement, which definition includes a non-renewal of the employment term by Repay), he is entitled to an amount equal to the sum of his base salary and target annual bonus, payable in installments over a twelve month period. Mr. Murphy is also entitled to any earned or accrued but unpaid compensation and benefits owed at the time of termination. The amounts payable to the executive upon a termination of employment described above are subject to execution and non-revocation of a release of claims.

Outstanding Equity Awards at Fiscal Year-End

Repay maintains a profits interest plan, the Hawk Parent Holdings LLC Unit Plan (the “PIP”). The purpose of the PIP is to promote the interests of Repay by attracting and retaining key employees, directors, independent contractors or other service providers of Repay and to enable such individuals to acquire an equity interest in and participate in the long-term growth and financial success of Repay. The profit interests represent a membership interest in Repay and entitle the holder to receive distributions in Repay once a specified threshold equity value of Repay has been reached, in each case as provided in the existing amended and restated limited liability company agreement of Hawk Parent Holdings LLC.

On September 30, 2016, the named executive officers were awarded the following number of profits interest units under the PIP:

Name	Number of Profits Interests
Mr. Morris	2,777
Mr. Alias	2,361
Mr. Murphy	2,083

These profits interests were awarded in four tranches. Twenty percent of each tranche is scheduled to vest on each of the first five anniversaries of the grant date (September 30, 2016).

On December 29, 2017, Mr. Murphy was awarded an additional 83 profit interest units under the PIP. Twenty percent of this award is scheduled to vest on each of the first five anniversaries of the grant date (December 29, 2017).

No additional profit interests were awarded during 2018. In connection with the Business Combination and immediately prior to the Closing, Repay intends to fully accelerate the vesting of all outstanding profits interests that remain unvested at such time. All outstanding profits interests, including those unvested profits interests that will become vested profits interests in connection with the Business Combination, will be exchanged into limited liability company interests of Repay immediately prior to the Closing based on the fair market value of such profits interests as determined pursuant to the terms of the existing limited liability company agreement of Repay. Holders of such limited liability company interests will receive the Merger Consideration as described in the section entitled, “Shareholder Proposal 2: The Business Combination Proposal — The Merger Agreement — Merger Consideration.”

The following table summarizes the number of profits interests outstanding under the PIP for Repay’s named executive officers as of December 31, 2018. The named executive officers do not hold any outstanding equity awards other than the profit interests.

Name	Number of profits interest units that have vested (#)	Market value of profits interest units that have vested ($)(5)	Number of profits interest units that have not vested (#)	Market value of profits interest units that have not vested ($)(5)
Mr. Morris(1)	1,111	2,599,272	1,666	3,898,908
Mr. Alias(2)	944	2,209,896	1,417	3,314,844
Mr. Murphy(3)	833	1,949,688	1,250	2,924,532
(4)	17	37,848	66	151,392

____________

(1)      Mr. Morris was granted 2,777 profits interest units on September 30, 2016. Twenty percent (20%) of these profit interests vested on each of September 30, 2017 and September 30, 2018. The remaining profit interests were originally scheduled to vest in three equal installments on each of the third, fourth and fifth anniversaries of the grant date (September 30, 2016). As described above, all of the unvested profit-interests will vest in connection with the Business Combination.

(2)      Mr. Alias was granted 2,361 profits interest units on September 30, 2016. Twenty percent (20%) of these profit interests vested on each of September 30, 2017 and September 30, 2018. The remaining profit interests were originally scheduled to vest in three equal installments on each of the third, fourth and fifth anniversaries of the grant date (September 30, 2016). As described above, all of the unvested profit-interests will vest in connection with the Business Combination.

(3)      Mr. Murphy was granted 2,083 profits interest units on September 30, 2016. Twenty percent (20%) of these profit interests vested on each of September 30, 2017 and September 30, 2018. The remaining profit interests were originally scheduled to vest in three equal installments on each of the third, fourth and fifth anniversaries of the grant date (September 30, 2016). As described above, all of the unvested profit-interests will vest in connection with the Business Combination.

(4)      Mr. Murphy was granted 83 profits interest units on December 29, 2017. Twenty percent (20%) of these profit interests vested on December 29, 2018. The remaining profit interests were originally scheduled to vest in four equal installments on each of the third, fourth and fifth anniversaries of the grant date (December 29, 2017). As described above, all of the unvested profit-interests will vest in connection with the Business Combination.

(5)      Represents the market value of profit interest units based on the $2,125 per share value of Repay’s membership interests determined in the most recent valuation of Repay’s membership interests except for the 83 interests granted to Mr. Murphy on December 29, 2017 which were determined to have a market value of 2,280 per unit.

Retirement Plans

Repay has established a qualified retirement plan under Section 401(k) of the Code. The plan covers all employees, including Repay’s named executive officers. In 2017, the plan provided for matching contributions of 50% of participant deferrals up to 6% of compensation. Beginning in 2018, the plan provides for matching contributions of 100% of participant deferrals up to 3% of compensation and 50% of participant deferrals from 3% to 5% of compensation, with a maximum annual employer contribution of 4% of a participant’s compensation. The matching contribution formula is applied on a payroll to payroll basis.

Director Compensation

For fiscal year 2018, Repay did not provide director compensation to Repay’s directors. However, all of Repay’s directors are reimbursed for their reasonable out-of-pocket expenses related to their services as a member of the Board. In connection with the Business Combination, we intend to approve and implement a non-employee director compensation policy.

Key Compensation Actions in 2019

New Employment Agreements

Mr. Morris

M & A Ventures, LLC entered into a new employment agreement with Mr. Morris, dated January 21, 2019 and effective immediately following the Closing which sets forth the terms and conditions of his service as Chief Executive Officer. The employment agreement has an initial three year term and automatically renews thereafter for successive one year periods unless either party gives written notice to the other at least ninety (90) days prior to the end of the applicable term. On April 15, 2019, M & A Ventures, LLC assigned its rights under the employment agreement to its subsidiary, Repay Management Services LLC.

Under the terms of Mr. Morris’s new employment agreement, he is entitled to receive an annual base salary of at least $355,000 and an annual cash performance-based bonus with a target of 50% of base salary based on the achievement of certain performance objectives as determined by the Company Board. Mr. Morris is eligible for employee benefits and reimbursement of business expenses.

Under the terms of Mr. Morris’s new employment agreement, he is subject to certain restrictive covenants, including an indefinite confidentiality covenant, a two-year non-compete covenant, and a two-year non-solicit of customers, vendors, employees, and contractors covenant.

Mr. Alias

M & A Ventures, LLC entered into a new employment agreement with Mr. Alias, dated January 21, 2019 and effective immediately following the Closing which sets forth the terms and conditions of his service as President. The employment agreement has an initial three year term and automatically renews thereafter for successive one year periods unless either party gives written notice to the other at least ninety (90) days prior to the end of the applicable term. On April 15, 2019, M & A Ventures, LLC assigned its rights under the employment agreement to its subsidiary, Repay Management Services LLC.

Under the terms of Mr. Alias’s new employment agreement, he is entitled to receive an annual base salary of at least $305,000 and an annual cash performance-based bonus with a target of 50% of base salary based on the achievement of certain performance objectives as determined by the Company Board. Mr. Morris is eligible for employee benefits and reimbursement of business expenses.

Under the terms of Mr. Alias’s new employment agreement, he is subject to certain restrictive covenants, including an indefinite confidentiality covenant, a two-year non-compete covenant, and a two-year non-solicit of customers, vendors, employees, and contractors covenant.

Mr. Murphy

M & A Ventures, LLC entered into a new employment agreement with Mr. Murphy, dated January 21, 2019 and effective immediately following the Closing which sets forth the terms and conditions of his service as Chief Financial Officer. The employment agreement has an initial three year term and automatically renews thereafter for successive one year periods unless either party gives written notice to the other at least ninety (90) days prior to the end of the applicable term. On April 15, 2019, M & A Ventures, LLC assigned its rights under the employment agreement to its subsidiary, Repay Management Services LLC.

Under the terms of Mr. Murphy’s new employment agreement, he is entitled to receive an annual base salary of at least $275,000 and an annual cash performance-based bonus with a target of 75% of base salary based on the achievement of certain performance objectives as determined by the Company Board. Mr. Morris is eligible for employee benefits and reimbursement of business expenses.

Under the terms of Mr. Murphy’s new employment agreement, he is subject to certain restrictive covenants, including an indefinite confidentiality covenant, a two-year non-compete covenant, and a two-year non-solicit of customers, vendors, employees, and contractors covenant.

Severance Compensation

Pursuant to the terms of the new employment agreements for Messrs. Morris, Alias and Murphy, in the event of a termination of the executive’s employment by Repay Management Services LLC without “Cause” (as defined in the agreements), by the executive for “Good Reason,” (as defined in the agreements), or a non-renewal by Repay Management Services LLC, the executive is entitled to receive the following payments and benefits:

•        An amount equal to the sum of base salary and target annual bonus for each fiscal year during the Severance Period (as defined below), payable in installments;

•        Immediate vesting of all time-based equity awards that would have vested through the Severance Period;

•        All performance-based equity awards remain outstanding and eligible to vest based on achievement of performance objectives through the Severance Period; and

•        Outstanding stock options remain outstanding until the earlier of (i) the expiration of the Severance Period and (ii) the original expiration of the stock option.

The severance period is 18 months; provided that in the event such termination is on or within 24 months following a change in control or prior to and in anticipation of a change in control, the severance period is 30 months (such applicable period, the “Severance Period”). Such severance payments and benefits are subject to execution and non-revocation of a release of claims.

Pursuant to the terms of the new employment agreements, in the event of a termination due to death or incapacity, Messrs. Morris, Alias and Murphy are entitled to the annual bonus that would have been paid had the executive remained employed until the end of the applicable bonus period.

In the event of any termination of employment, Messrs. Morris, Alias and Murphy are entitled to a lump sum equal to (i) any earned but unpaid base salary, (ii) any earned but unpaid annual bonus, (iii) any unreimbursed business expenses and (iv) vested and accrued employee benefits, if any, to which the executive is entitled under employee benefit plans.

Equity Grants

Under the terms of their new employment agreements, Messrs. Morris, Alias and Murphy are entitled to a grant of restricted stock awards in Repay Holdings Corporation upon the Closing in the amount of 682,617, 273,047 and 409,570 shares, respectively. 50% of such awards are subject to time-based vesting and the remaining 50% are subject to performance-based vesting, in each case subject to the executive’s continued employment on the applicable vesting date. The time-based awards vest 25% on the first anniversary of the grant date and then 2.081/3% monthly thereafter such that 100% of the time-based shares are vested by the fourth anniversary of the grant date. 50% of the performance-based awards vest upon the attainment of an average share price of $12.50 and the remaining 50% of such performance-based awards vest upon the attainment of an average share price of $14.00, in each case as determined based on the volume weighted trading price of such shares over any 20 trading days within any consecutive 30 trading days. Notwithstanding the foregoing, all the restricted shares shall automatically accelerate upon a change in control (as defined in the award agreement), subject to the executive’s continued employment on the date of the change in control.

Transaction Bonuses

Messrs. Morris, Alias and Murphy are expected to receive various cash bonuses in connection with the Business Combination in the following amounts, subject to continued employment through the Closing. Mr. Morris is expected to receive an aggregate cash bonus totaling $1,675,000. Mr. Alias is expected to receive an aggregate cash bonus totaling $936,000. Mr. Murphy is expected to receive an aggregate cash bonus totaling $1,184,000.

MANAGEMENT OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION

The Company Board following the Business Combination is expected to be comprised of the following nine directors: Mr. Shaler Alias, Ms. Maryann Goebel, Mr. Robert H. Hartheimer, Mr. William Jacobs, Mr. Richard E. Thornburgh, Mr. Peter J. Kight, Mr. John Morris, Mr. Jeremy Schein and Mr. Paul R. Garcia.

Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class or until his or her death, resignation, removal or the earlier termination of his or her term of office.

Currently, Repay’s management team is comprised of the following individuals and will remain unchanged following the Business Combination:

Name	Position
John Morris	Chief Executive Officer
Shaler Alias	President
Timothy J. Murphy	Chief Financial Officer
Jason Kirk	Chief Technology Officer
Susan Perlmutter	Chief Resource Officer
Michael F. Jackson	Chief Operating Officer

The officers of the Company and the Company Board following the Business Combination are well qualified as leaders. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. The Company’s officers and directors following the Business Combination also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain officers and directors have other experience that makes them valuable, such as prior experience in mergers and acquisitions, in financial services, managing and investing in assets.

Thunder Bridge believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide the Company with a diverse range of perspectives and judgment necessary to facilitate the goals of the Company and be good stewards of capital.

The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors, officers and significant employees following the completion of the Business Combination.

Name	Age	Position
John Morris	50	Chief Executive Officer, Director
Shaler Alias	38	President, Director
Richard E. Thornburgh(3)	66	Director
William Jacobs(2)(3)	77	Director
Paul R. Garcia(1)(2)	66	Director
Robert H. Hartheimer(1)	62	Director
Maryann Goebel(1)	67	Director
Peter J. Kight(3)	62	Director
Jeremy Schein(2)	39	Director
Timothy J. Murphy	37	Chief Financial Officer
Jason Kirk	39	Chief Technology Officer
Susan Perlmutter	55	Chief Resource Officer
Michael F. Jackson	55	Chief Operating Officer

____________

(1)      Member of the audit committee

(2)      Member of the compensation committee

(3)      Member of the nominating and corporate governance committee

Officers, Directors and Key Employees

For more information about Peter Kight and Robert H. Hartheimer, see the section entitled “Directors, Officers, Executive Compensation and Corporate Governance of Thunder Bridge prior to the Business Combination.”

For more information about John Morris, Shaler Alias, Richard Thornburgh, William Jacobs, Jeremy Schein, Timothy J. Murphy, Jason Kirk, Susan Perlmutter and Michael F. Jackson, see the section entitled “Management of Repay.”

For more information about Paul R. Garcia and Maryann Goebel, see the section entitled “Shareholder Proposal 4: The Director Election Proposal.”

Corporate Governance Guidelines and Code of Business Conduct

The Company Board will adopt Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and corporate governance policies and standards applicable. In addition, the Company Board will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of the Company’s Corporate Governance Guidelines and its Code of Business Conduct and Ethics will be posted on the Corporate Governance portion of the Company’s website. The Company will post amendments to its Code of Business Conduct and Ethics or waivers of its Code of Business Conduct and Ethics for directors and officers on the same website.

Board Composition

The Company’s business affairs will be managed under the direction of the Company Board. The Company Board will consist of nine members, at least seven of whom will qualify as independent within the meaning of the independent director guidelines of Nasdaq. Messrs. Morris and Alias will not be considered independent.

As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Related Agreements — Stockholders Agreements”, the Company will enter into Stockholders Agreements with Corsair, the Sponsor and Messrs. Morris and Alias. Pursuant to such Stockholders Agreements, the Company will agree to nominate Corsair’s designees and Paul R. Garcia (or, if Mr. Garcia no longer desires to serve on the Company Board or does not meet the requirements of the Sponsor Designee, a person designated by Peter J. Kight (or in the event of his death or incapacity, Robert H. Hartheimer)) to the Company Board for so long as each of them and their respective affiliates beneficially own certain specified percentages of the Company’s Class A common stock. In addition, Mr. Morris, who will serve as Chief Executive Officer of the Company, and Mr. Alias, who will serve as President of the Company will have the right to be designated or nominated as directors of the Company Board so long as they serve the Company in those respective positions pursuant to their Stockholders Agreement and will have the right to designate one separate director (subject to Corsair approval) if they do not continue to serve, as long as they together beneficially own a certain specified percentage of the Company’s common stock (including Post-Merger Repay Units exchangeable for shares of the Company’s Class A common stock pursuant to the Exchange Agreement).

Pursuant to the Stockholder Agreements, each stockholder party thereto agrees that the initial Company Board upon the completion of the Business Combination will be the following nine individuals who are nominated pursuant to the Director Election Proposal: Paul R. Garcia, Jeremy Schein, Shaler Alias, Richard E. Thornburgh, Robert H. Hartheimer, Maryann Goebel, William Jacobs, John Morris, and Peter J. Kight. In the event that any of the nine individuals is unable or unwilling to serve as a director upon the Closing, their replacement will be designated as set forth in the Merger Agreement.

The Company Board will be divided into three staggered classes of directors. At each annual meeting of its stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•        the Class I directors will be Messrs. Alias, Thornburgh and Garcia and their terms will expire at the annual meeting of stockholders to be held in 2020;

•        the Class II directors will be Messrs. Hartheimer and Schein and Ms. Goebel and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•        the Class III directors will be Messrs. Jacobs, Kight and Morris and their terms will expire at the annual meeting of stockholders to be held in 2022.

The Certificate of Incorporation will provide that the Company Board will consist of one or more members, and the number of directors may be increased or decreased from time to time by a resolution of the Company Board provided that the number of directors constituting the whole Company Board shall not be more than 15. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the Company Board may have the effect of delaying or preventing changes in control of the Company.

Each of the Company’s officers will serve at the discretion of the Company Board and will hold office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the persons expected to be directors or officers of the Company upon the consummation of the Business Combination.

Director Independence

In connection with the Business Combination, the Company’s common stock will be listed on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the rules of Nasdaq. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the rules of Nasdaq.

In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 under the Exchange Act and under the rules of Nasdaq, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

The Thunder Bridge Board has undertaken a review of the independence of each director and considered whether each director of the Company has a material relationship with the Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, Thunder Bridge anticipates that Ms. Goebel and Messrs. Hartheimer, Jacobs, Thornburgh, Kight, Schein and Garcia will be considered “independent directors” as defined under the listing requirements and rules of Nasdaq and the applicable rules of the Exchange Act.

Board Leadership Structure

Thunder Bridge believes that the structure of the Company Board and its committees will provide strong overall management of the Company.

Committees of the Company Board

The Company Board will have an audit committee, compensation committee and nominating and corporate governance committee. The composition and responsibilities of each of the committees of the Board of Directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by the Company Board.

Audit Committee

Each of the members of the Company’s audit committee will satisfy the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and rules of Nasdaq. The Company will also determine that a member of the audit committee will qualify as an “audit committee financial expert” as defined in the SEC rules and will satisfy the financial sophistication requirements of Nasdaq. The Company’s audit committee will be responsible for, among other things:

•        selecting a qualified firm to serve as the independent registered public accounting firm to audit the Company’s financial statements;

•        helping to ensure the independence and performance of the independent registered public accounting firm;

•        discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, the Company’s interim and year-end financial statements;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing the Company’s policies on and oversees risk assessment and risk management, including enterprise risk management;

•        reviewing the adequacy and effectiveness of internal control policies and procedures and the Company’s disclosure controls and procedures; and

•        approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

The Company Board will adopt a written charter for the audit committee which will be available on the Company’s website upon the completion of the Business Combination.

Compensation Committee

Each of the members of the Company’s compensation committee will meet the requirements for independence under the under the applicable rules and regulations of the SEC and rules of Nasdaq. The Company’s compensation committee will be responsible for, among other things:

•        reviewing, approving and determining the compensation of the Company’s officers and key employees;

•        reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on the Company Board or any committee thereof;

•        administering the Company’s equity compensation plans;

•        reviewing, approving and making recommendations to the Company Board regarding incentive compensation and equity compensation plans; and

•        establishing and reviewing general policies relating to compensation and benefits of the Company’s employees.

The Company Board will adopt a written charter for the compensation committee which will be available on its website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee

Each of the members of the nominating and corporate governance committee will meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq. The nominating and corporate governance committee is responsible for, among other things:

•        identifying, evaluating and selecting, or making recommendations to the Company Board regarding, nominees for election to the Company Board and its committees;

•        evaluating the performance of the Company Board and of individual directors;

•        considering, and making recommendations to the Company Board regarding, the composition of the Company Board and its committees;

•        reviewing developments in corporate governance practices;

•        evaluating the adequacy of the corporate governance practices and reporting;

•        reviewing related person transactions; and

•        developing, and making recommendations to the Company Board regarding, corporate governance guidelines and matters.

The Company Board will adopt a written charter for the nominating and corporate governance committee which will be available on its website upon the completion of the Business Combination.

Code of Conduct and Ethics

Following the Business Combination, the Company intends to post its Code of Conduct and Ethics and to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a Form 8-K.

Compensation Committee Interlocks and Insider Participation

of the Company’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on the Company’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Company Board.

Related Person Policy of the Company

The Company will adopt a formal written policy that will be effective upon the Business Combination providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the Company’s nominating and corporate governance committee, subject to the exceptions described below.

A related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Company and any related person are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to the Company as an employee or director are not covered by this policy.

Under the policy, the Company will collect information that the Company deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder, to enable the Company to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under the Code of Conduct, employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

The policy will require that, in determining whether to approve, ratify or reject a related person transaction, the Company’s nominating and corporate governance committee, or other independent body of the Company Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the Company’s best interests and those of the Company’s stockholders, as the Company’s nominating and corporate governance committee, or other independent body of the Company Board, determines in the good faith exercise of its discretion.

The Company’s nominating and corporate governance committee has determined that certain transactions will not require the approval of the nominating and corporate governance committee, including certain employment arrangements of officers, director compensation, transactions with another company at which a related party’s only relationship is as a director, non-executive employee or beneficial owner of less than 10% of that company’s outstanding capital stock, transactions where a related party’s interest arises solely from the ownership of the Company’s common stock and all holders of the Company’s common stock received the same benefit on a pro rata basis and transactions available to all employees generally.

SECURITIES ACT RESTRICTIONS ON RESALE OF THE COMPANY’S SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Company common stock or Company warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Company at the time of, or at any time during the three months preceding, a sale and (ii) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as the Company was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Company common stock shares or Company warrants for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of Company common stock then outstanding (as of the date of this proxy statement/prospectus, Thunder Bridge has 32,250,000 ordinary shares outstanding); or

•        the average weekly reported trading volume of the Company common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale

Sales by affiliates of the Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its Founder Shares pursuant to Rule 144 without registration one year after Thunder Bridge has completed its initial business combination.

Thunder Bridge anticipates that following the completion of the Business Combination, the Company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See the section entitled “Description of Thunder Bridge and the Company Securities — Registration Rights” above.

APPRAISAL RIGHTS

Neither Thunder Bridge’s shareholders nor Public Warrant Holders have appraisal rights under the Companies Law or otherwise in connection with the Business Combination Proposal or the other Proposals.

OTHER SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Thunder Bridge Board, any committee chairperson or the non-management directors as a group by writing to the Thunder Bridge Board or committee chairperson at Thunder Bridge Acquisition, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066 (if sent before the Business Combination) or with the Company Board or any committee chairperson or the non-management directors as a group, to 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305 (if sent after the Business Combination). Each communication will be forwarded, depending on the subject matter, to the applicable board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP will pass upon the validity of the securities of the Company to be issued in connection with the Business Combination and upon certain U.S. federal income tax consequences to Thunder Bridge’s shareholders as a result of the Business Combination and the Domestication and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The audited financial statements of Thunder Bridge Acquisition, Ltd. included in this proxy statement/prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of Hawk Parent Holdings LLC and Subsidiaries as of December 31, 2018 and for the year ended December 31, 2018 included in this proxy statement/prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Hawk Parent Holdings LLC and Subsidiaries at December 31, 2017 and 2016 and for the year ended December 31, 2017 and the period from inception through December 31, 2016 and the period from January 1, 2016 to August 31, 2016 appearing in this proxy statement/prospectus have been audited by Warren Averett, LLC, independent registered public accounting firm, as set forth in their report thereon and are included in reliance on such report given on the authority of such firm as an expert in auditing and accounting.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Thunder Bridge and the services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Thunder Bridge’s annual report to shareholders and Thunder Bridge’s proxy statement/prospectus. Upon written or oral request, Thunder Bridge will deliver a separate copy of the annual report to shareholder and/or proxy statement/prospectus to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Thunder Bridge deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Thunder Bridge deliver single copies of such documents in the future. Shareholders may notify Thunder Bridge of their requests by calling or writing Thunder Bridge at 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066 (if before the Business Combination) or 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305 (if after the Business Combination).

TRANSFER AGENT AND REGISTRAR

The transfer agent for Thunder Bridge’s securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF SHAREHOLDER PROPOSALS AND WARRANT HOLDER PROPOSALS

The Board is aware of no other matter that may be brought before the Shareholders Meeting or the Warrant Holders Meeting. If any matter other than the Shareholder Proposals, the Warrant Holder Proposals or related matters should properly come before such meetings, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

Under the laws of the Cayman Islands, only business stated in the notice of an extraordinary general meeting may be transacted at such meeting.

FUTURE STOCKHOLDER PROPOSALS

If the Business Combination is completed, you will be entitled to attend and participate in Company’s annual meetings of stockholders. If the Company holds a 2019 annual meeting of stockholders, it will provide notice of or otherwise publicly disclose the date on which the 2019 annual meeting will be held. If the 2019 annual meeting of stockholders is held, stockholder proposals will be eligible for consideration by the directors for inclusion in the proxy statement for the Company’s 2019 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

Thunder Bridge files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by Thunder Bridge with the SEC at the SEC web site, which contains reports, proxy statements and other information, at: http://www.sec.gov.

This proxy statement/prospectus is available without charge to shareholders of Thunder Bridge upon written or oral request. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Shareholders Meeting and the Warrant Holders Meeting, you should contact Thunder Bridge in writing at Gary A. Simanson, Thunder Bridge Acquisition, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066 or by telephone at (202) 431-0507.

If you have questions about the Proposals or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Morrow Sodali LLC, the proxy solicitor for Thunder Bridge, toll-free at (800) 662-5200 or collect at (203) 658-9400, or email at TBRG.info@morrowsodali.com. You will not be charged for any of the documents that you request.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the meetings, or no later than         , 2019.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Thunder Bridge has been supplied by Thunder Bridge and all such information relating to Repay has been supplied by Repay. Information provided by Thunder Bridge or Repay does not constitute any representation, estimate or projection of the other.

INDEX TO FINANCIAL STATEMENTS

THUNDER BRIDGE ACQUISITION, LTD.

Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-3
Balance Sheets as of December 31, 2018 and December 31, 2017	F-4
Statements of Operations for the year ended December 31, 2018 and for the period from September 18, 2017 (date of inception) through December 31, 2017	F-5
Statement of Changes in Shareholder’s Equity for the year ended December 31, 2018 and for the period from September 18, 2017 (date of inception) through December 31, 2017	F-6
Statements of Cash Flows for the year ended December 31, 2018 and for the period from September 18, 2017 (date of inception) through December 31, 2017	F-7
Notes to Financial Statements	F-8
Unaudited Interim Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2019 (Unaudited) and December 31, 2018	F-18
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2019 and March 31, 2018 (Unaudited)	F-19
Condensed Consolidated Statement of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2019 (Unaudited)	F-20
Condensed Consolidated Statement of Cash Flows for the Three Months Ended March 31, 2019 and March 31, 2018 (Unaudited)	F-21
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-22

HAWK PARENT HOLDINGS LLC

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-36
Consolidated Balance Sheets as of December 31, 2018 and December 31, 2017	F-37
Consolidated Statements of Operations for the years ended December 31, 2018 and December 31, 2017	F-38
Consolidated Statement of Members’ Equity for the years ended December 31, 2018 and December 31, 2017	F-39
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and December 31, 2017	F-40
Notes to the Consolidated Financial Statements	F-41
Report of Independent Registered Public Accounting Firm	F-52
Consolidated Balance Sheets as of December 31, 2017 and 2016 and August 31, 2016	F-53

Consolidated Statements of Operations for the year ended December 31, 2017, the period from inception (September 1, 2016) through December 31, 2016 and the period from January 1, 2016 through August 31, 2016

F-54
Statements of Members’ Equity for the year ended December 31, 2017, the period from inception (September 1, 2016) through December 31, 2016 and the period from January 1, 2016 through August 31, 2016	F-55

Consolidated Statements of Cash Flows for the year ended December 31, 2017, the period from inception (September 1, 2016) through December 31, 2016 and the period from January 1, 2016 through August 31, 2016

F-56
Notes to the Consolidated Financial Statements	F-57
Unaudited Interim Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2019 (unaudited) and December 31, 2018	F-71
Condensed Consolidated Statements of Operations for the three-month periods ended March 31, 2019 and 2018 (Unaudited)	F-72
Condensed Statement of Members’ Equity for the three months ended March 31, 2019 (Unaudited)	F-73
Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2019 and 2018 (Unaudited)	F-74
Notes to the Condensed Consolidated Financial Statements (Unaudited)	F-75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Thunder Bridge Acquisition, Ltd.

Opinion on the financial statements

We have audited the accompanying balance sheets of Thunder Bridge Acquisition, Ltd. (the “Company”) as of December 31, 2018 and 2017, the related statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2018 and the period from September 18, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and the period from September 18, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the Company’s auditor since 2017.

Philadelphia, Pennsylvania

March 25, 2019

THUNDER BRIDGE ACQUISITION, LTD.

BALANCE SHEETS

DECEMBER 31,

	2018	2017
ASSETS
Current assets
Cash and cash Equivalents	$108,818	$25,817
Prepaid expenses	130,612	—
Total current assets	239,430	25,817
Other assets
Cash and marketable securities held in Trust Account	263,254,659	—
Deferred offering costs	—	150,513
Total assets	$263,494,089	$176,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$320,747	$—
Promissory note payable	—	156,600
Total current liabilities	320,747	156,600
Deferred underwriting fee payable	9,690,000	—
Total Liabilities	10,010,747	156,600

Ordinary shares subject to possible redemption, 24,361,111 at redemption value	248,483,332	—

Shareholders’ Equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 1,438,889 shares issued and outstanding (excluding 24,361,111 shares subject to possible redemption)	144	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,450,000 and 6,468,750 shares issued and outstanding(1)(2)	645	647
Additional paid in capital	3,481,063	24,353
Retained earnings (accumulated deficit)	1,518,158	(5,270)
Total Shareholders’ Equity	5,000,010	19,730
	$263,494,089	$176,330

____________

(1)      Includes an aggregate of up to 843,750 Class B ordinary shares that are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters at December 31 2017 (see Note 7).

(2)      The shares and the associated amounts have been retroactively restated to reflect the stock dividend of .125 per share of Class B ordinary shares on June 18, 2018 (see Note 2).

See accompanying notes to the financial statements.

THUNDER BRIDGE ACQUISITION, LTD.
STATEMENTS OF OPERATIONS

	For the year ended December 31, 2018	For the period from September 18, 2017 (inception) through December 31, 2017
Formation costs and other operating expenses	$(1,151,231)	$(5,270)
Loss from operations	(1,151,231)	(5,270)
Interest income	2,559,541	—
Unrealized gains on marketable securities	115,118	—
Net income (loss)	$1,523,428	$(5,270)

Weighted average shares outstanding, basic and diluted(1)(2)	7,166,771	4,904,762

Loss available to ordinary shares:
Basic and diluted	$(0.14)	$(0.00)

____________

(1)      excludes an aggregate of up to 24,361,111 shares subject to redemption at December 31, 2018 and an aggregate of up to 843,750 Class B shares that are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters at December 31, 2017 (See Note 7).

(2)      The shares and the associated amounts have been retroactively restated to reflect the stock dividend of .125 per share of Class B ordinary shares on June 18, 2018 (see Note 2).

See accompanying notes to the financial statements.

THUNDER BRIDGE ACQUISITION, LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in	Retained Earnings (Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance – September 18, 2017 (date of inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to sponsor(1)(2)	—	—	6,468,750	647	24,353	—	25,000
Net loss	—	—	—	—	—	(5,270)	(5,270)
Balance – December 31, 2017	—	—	6,468,750	647	24,353	(5,270)	19,730

Sale of 22,500,000 Units, net of underwriting discount and offering expenses	22,500,000	2,250			211,922,934	—	211,925,184
Sale of 8,500,000 Private Placement Warrants	—	—	—	—	8,500,000	—	8,500,000
Exercise of Underwriters’ Unit Purchase Option for sale of 3,300,000 units, net of underwriting discount	3,300,000	330	—	—	31,184,670	—	31,185,000
Sale of 330,000 Private Placement Warrants	—	—	—	—	330,000	—	330,000
Forfeiture of Class B ordinary shares	—	—	(18,750)	(2)	2	—	—
Ordinary shares subject to possible redemption	(24,361,111)	(2,436)			(248,480,896)	—	(248,483,332)
Net income	—	—	—	—	—	1,523,428	1,523,428

Balance – December 31, 2018	1,438,889	$144	6,450,000	$645	$3,481,063	$1,518,158	$5,000,010

____________

(1)      Includes an aggregate of up to 843,750 shares that are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters at December 31, 2017 (see Note 7).

(2)      The shares and the associated amounts have been retroactively restated to reflect the stock dividend of .125 share per share of Class B ordinary shares on June 18, 2018

See accompanying notes to the financial statements.

THUNDER BRIDGE ACQUISITION, LTD.
STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2018	For the period from September 18, 2017 (inception) through December 31, 2017
Cash flow from operating activities:
Net income (loss)	$1,523,428	$(5,270)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Changes in operating assets and liabilities:
Interest earned in Trust Account	(2,559,541)	—
Unrealized gain on marketable securities held in Trust Account	(115,118)	—
Prepaid expenses	(130,612)	—
Accounts payable	320,747	—
Net cash used in operating activities	(961,096)	(5,270)

Cash flows from investing activities:
Investment of cash in Trust Account	(260,580,000)	—
Net cash used in investing activities	(260,580,000)	—

Cash flows from financing activities:
Proceeds from sale of Class B ordinary shares	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	253,500,000	—
Proceeds from sale of Private Placement Warrants	8,830,000	—
Proceeds from promissory note	121,000	156,600
Repayment of promissory note	(277,600)	—
Payment of deferred offering costs	(549,303)	(150,513)
Net cash provided by financing activities	261,624,097	31,087
Net change in cash and cash equivalents	83,001	25,817
Cash and cash equivalents at the beginning of the period	25,817	—
Cash and cash equivalents at the end of the period	$108,818	$25,817

Supplemental disclosure of non-cash financing activities:
Deferred underwriting commissions	$9,690,000	$—
Initial value of ordinary shares subject to redemption	$246,959,715	$—
Change in value of ordinary shares subject to redemption	$1,523,617	$—

See accompanying notes to the financial statements.

THUNDER BRIDGE ACQUISITION, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

Thunder Bridge Acquisition, Ltd. (the “Company”) was incorporated as a Cayman Islands exempted company on September 18, 2017. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

The period from September 18, 2017 (inception) through June 21, 2018 related to the Company’s formation and its initial public offering (“Public Offering”) described below, and subsequent to the Public Offering, the search for a target business with which to consummate an initial Business Combination. The Company will not generate any operating revenues until after completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and marketable securities from the proceeds derived from the Public Offering.

The registration statement for the Company’s Public Offering was declared effective on June 18, 2018. On June 21, 2018, the Company consummated the Public Offering of 22,500,000 units (“Units” and, with respect to the Class A ordinary shares included in the Units offered, the “Public Shares”), generating gross proceeds of $225,000,000, which is described in Note 3.

Simultaneously with the closing of the Public Offering, the Company consummated the sale of 8,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to Thunder Bridge Acquisition, LLC (the “Sponsor”) and Cantor Fitzgerald & Company (“Cantor”), generating gross proceeds of $8,500,000, which is described in Note 4.

Following the closing of the Public Offering on June 21, 2018, an amount of $227,500,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Public Offering and the Private Placement Warrants was placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

On June 28, 2018, in connection with the underwriters’ exercise of their over-allotment option in full, the Company consummated the sale of an additional 3,300,000 Units at a price of $10.00 per Unit generating gross proceeds of $33,000,000, and consummated a private sale of an additional 330,000 private placement warrants to the Sponsor, generating gross proceeds of $330,000. Following the closing, an additional $33,330,000 of proceeds was placed in the Trust Account.

Transaction costs amounted to $14,889,816, consisting of $4,500,000 of underwriting fees, $9,690,000 of deferred underwriting fees (see Note 6) and $699,816 of other costs. In addition, $1,169,015 of cash was held outside of the Trust Account for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

THUNDER BRIDGE ACQUISITION, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations (cont.)

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer, in either case at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares. Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the public shares. In connection with any shareholder vote required to approve any Business Combination, the Sponsor and any other shareholder of the Company prior to the consummation of the Public Offer Sponsor (collectively with the Sponsor, the “Initial Shareholders”) and the Company’s directors and officers will agree (i) to vote any of their respective Ordinary Shares (as defined below) in favor of the initial Business Combination and (ii) not to redeem any of their Ordinary Shares in connection therewith.

The NASDAQ rules require that the Business Combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the Trust Account (less any Deferred Commissions (as defined below) and taxes payable on interest earned) at the time of the Company signing a definitive agreement in connection with the Business Combination.

The Company will have until December 21, 2019 to consummate a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within 18 months of the closing of Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Shareholders will be entitled to receive a full pro rata interest in the Trust Account (initially $10.10 per share, plus any pro rata interest earned on the Trust Fund not previously released to the Company and less up to $100,000 of interest to pay dissolution expenses). There will be no redemption rights or liquidating distributions with respect to the Founder Shares (as defined below) or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination within the 18-month time period.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission.

Stock Dividend

On June 18, 2018, the Company’s pricing committee of the board of directors approved a stock dividend of 718,750 Class B Ordinary Shares (“Stock Dividend”). The par values of the ordinary and preferred shares were not adjusted as a result of the Stock Dividend. All references to ordinary shares, warrants to purchase ordinary shares, share data, per share data, and related information contained in the financial statements have been retroactively adjusted to reflect this Stock Dividend for all periods presented.

THUNDER BRIDGE ACQUISITION, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Cash and Marketable Securities held in Trust Account:

The amounts initially deposited in the Trust Account represent proceeds from the Public Offering and the Private Placement totaling $260,580,000, of which $260,537,199 was invested in United States treasury obligations with original maturities of nine months or less. The remaining $42,801 of proceeds were held in cash. These assets can only be used by the Company in connection with the consummation of an initial Business Combination.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates, and those differences could be material.

Loss Per Ordinary Share

Basic loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Consistent with US GAAP, ordinary shares subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per ordinary share for year ended December 31, 2018. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted loss per share includes the incremental number of ordinary shares to be issued to settle warrants, as calculated using the treasury method. For the year ended December 31, 2018 and the period from September 18, 2017 (inception) through December 31, 2017, the Company did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into ordinary shares, since the exercise of the warrants and shares is contingent on the occurrence of future events. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for all periods presented.

A reconciliation of net loss per ordinary share as adjusted for the portion of income that is attributable to ordinary shares subject to redemption is as follows:

	For the year ended December 31, 2018	For the period from September 18, 2017 (inception) through December 31, 2017
Net income (loss)	$1,523,428	$(5,270)
Less: Income attributable to ordinary shares subject to possible redemption	(2,534,838)	—

Net loss available to ordinary shares	$(1,011,410)	$(5,270)

Basic and diluted weighted average number of shares	7,166,771	4,904,762

Basic and diluted loss available to ordinary shares	$(0.14)	$(0.00)

Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject

THUNDER BRIDGE ACQUISITION, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

to mandatory redemption (if any) are classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2018, ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Offering costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the financial statement date that are directly related to the Public Offering. Offering costs amounting to $14,889,816 were charged to stockholders’ equity upon the completion of the Public Offering.

Income Taxes

The Company accounts for income taxes under FASB ASC 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits as of December 31, 2018 and 2017. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth

THUNDER BRIDGE ACQUISITION, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, Fair Value Measurements and Disclosures, approximates the carrying amounts represented in the financial statements.

Subsequent Events

Management of the Company evaluates events that have occurred after the balance sheet date of December 31, 2018 through the date that the financial statements were issued. Based upon the review, management did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements, except as noted below.

On January 21, 2019, the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TB Acquisition Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), Hawk Parent Holdings, LLC, a Delaware limited liability company (“Repay”), and CC Payment Holdings, L.L.C., solely in its capacity as the securityholder representative thereunder (the “Repay Securityholder Representative”). Pursuant to the Merger Agreement, (i) the Company will domesticate from a Cayman Islands exempted company to a Delaware corporation (the “Domestication”) and (ii) Merger Sub will merge with and into Repay with Repay continuing as the surviving entity and a subsidiary of the Company (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Transactions”). In connection with the Transactions, the Company’s corporate name will change to “Repay Holdings Corporation.”

As a result of the Transactions, each issued and outstanding Class A ordinary share and Class B ordinary share of the Company will convert into a share of Class A common stock of the Company, and each issued and outstanding warrant to purchase Class A ordinary shares of the Company will be exercisable by its terms to purchase an equal number of shares of Class A common stock of the Company. Each share of Company Class A common stock will provide the holder with the rights to vote, receive dividends, and share in distributions in connection with a liquidation and other shareholders rights with respect to the Company.

The merger consideration (the “Merger Consideration”) to be paid to holders of the limited liability company interests of Repay pursuant to the Merger Agreement will be an amount equal to $600,000,000, subject to adjustment, paid in a mix of cash and units representing limited liability company interests of Repay as the surviving company following the Merger (“Post-Merger Repay Units”), each of which will be exchangeable on a one-for-one basis for shares of Class A common stock of the Company. The Merger Consideration of $600,000,000 will be reduced (or increased if such amount is negative) by an amount equal to the sum of certain Closing Adjustment Items (as defined in the Merger Agreement) and may be increased by any amounts remaining of the following, which will be deducted from the Merger Consideration and escrowed or otherwise set aside under the Merger Agreement: (a) the Escrow Units referred to under “Escrow Units; Purchase Price Adjustment” below, (b) $2,000,000 in cash to be held by the Repay Securityholder Representative to pay its costs and expenses, (c) $14,048,595 in cash to be held in escrow to cover certain contingent earn-out obligations of Repay and (d) $150,000 in cash to be held in escrow to cover certain specified indemnity matters under the Merger Agreement.

THUNDER BRIDGE ACQUISITION, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

In connection with the Merger Agreement, the Sponsor has agreed to forfeit 400,000 shares and to escrow 3,900,000 shares. Additionally, 7,500,000 shares to be issued as part of the Merger Consideration will also be placed in escrow. All shares held in escrow are subject to an earnout based upon the Company’s stock price reaching certain thresholds.

The Merger Agreement also requires the establishment of a management incentive plan and allocates 6,800,000 shares to such plan.

In January 2019, SunTrust Bank and SunTrust Robinson Humphrey, Inc. (“SunTrust”) provided a commitment letter to the Company to provide credit facilities of approximately $170,400,000 at the closing of the Merger.

In conjunction with its contingent forward purchase contract as described in Note 6, a member of the Sponsor granted its consent to the Merger Agreement. However, since the Company entered into a commitment for financing from SunTrust, the member of the Sponsor waived its right to provide equity financing for the proposed transaction.

Note 3 — Public Offering

Pursuant to the Public Offering, the Company sold 25,800,000 units at a purchase price of $10.00 per Unit, including the underwriter over-allotment of 3,300,000 units. Each Unit consists of one share of Class A ordinary shares and one warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A ordinary shares at an exercise price of $11.50 (see Note 7).

Note 4 — Private Placement

Simultaneously with the Public Offering, the Sponsor and Cantor purchased an aggregate of 8,830,000 Private Placement Warrants at $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,830,000. Each Private Placement Warrant is exercisable to purchase one share of Class A ordinary shares at an exercise price of $11.50. The proceeds from the Private Placement Warrants were added to the proceeds from the Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Public Offering, except that the Private Placement Warrants: (i) will not be redeemable by the Company; (ii) may be exercised for cash or on a cashless basis, so long as they are held by the Sponsor, Cantor or any of their permitted transferees and (iii) are (including the ordinary shares issuable upon exercise of the Private Placement Warrants) entitled to registration rights. Additionally, the Sponsor and Cantor have agreed not to transfer, assign or sell any of the Private Placement Warrants, including the Class A Shares issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of the Business Combination. In addition, for as long as the Private Placement Warrants are held by Cantor or its designees or affiliates, they may not be exercised after five years from the effective date of the registration statement for the Public Offering.

Note 5 — Related Party Transactions

Founder Shares

On September 20, 2017, an aggregate of 5,750,000 Class B Shares (the “Founder Shares”) were sold to the Sponsor at a price of approximately $0.004 per share, for an aggregate price of $25,000 and the original share issued was surrendered by the Sponsor. On June 18, 2018, the Company effectuated a 1.125 for 1 dividend of its ordinary shares resulting in an aggregate of 6,468,750 founder shares issued and outstanding. This number included an aggregate of up to 843,750 Founder Shares that were subject to forfeiture if the over-allotment option is not exercised in full

THUNDER BRIDGE ACQUISITION, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

by the Underwriters in order to maintain the Shareholders’ ownership at 20% of the issued and outstanding Ordinary Shares upon completion of the Public Offering. As a result of the underwriters’ not exercising the over-allotment in full, 18,750 Class B ordinary shares were forfeited.

Private Placement Warrants

The Sponsor and Cantor purchased an aggregate of 8,830,000 Private Placement Warrants at $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,830,000 from the Company.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on June 20, 2018 through the earlier of the consummation of a Business Combination or the Company’s liquidation, the Company will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support. Under this Agreement, the Company has paid the affiliate of the Sponsor $60,000 for the year ended December 31, 2018.

Related Party Loans

In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the Business Combination, the Company would repay such loaned amounts. In the event that the Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to the Sponsor. The terms of such loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. The Company does not expect to seek loans from parties other than the Sponsor or its directors or officers or their respective affiliates as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account. There were no loans outstanding as of December 31, 2018 and $156,600 outstanding as of December 31, 2017.

Note 6 — Commitments

Registration Rights

Pursuant to a registration rights agreement entered into on June 21, 2018, the holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the Public Offering, or $4,500,000. In addition, the underwriters are entitled to a deferred underwriting discount of 3.5% of the $225,000,000 gross proceeds of the Public Offering and 5.5% on the $33,000,000 of the overallotment gross proceeds, or $9,960,000. The deferred commission was placed in the Trust Account and will be paid in cash upon the closing of a Business Combination, subject to the terms of the underwriting agreement.

THUNDER BRIDGE ACQUISITION, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments (cont.)

Share Purchase Agreement

A member of the Sponsor agreed to enter into a contingent forward purchase contract with the Company, pursuant to which such member would purchase, in a private placement to occur concurrently with the consummation of a Business Combination, 5,000,000 Units (the “Forward Units”) for gross proceeds of $50,000,000 on substantially the same terms as the sale of Units in Public Offering. The funds from the sale of Forward Units will be used as part of the consideration to the sellers in a Business Combination; any excess funds from this private placement will be used for the working capital needs of the post-transaction company. This agreement is independent of the percentage of shareholders electing to redeem their Public Shares and may provide the Company with a minimum funding level for a Business Combination. The contingent forward purchase contract is subject to conditions, including that the member consents to the Company’s Business Combination. The member granting its consent to the Business Combination is entirely within such member’s sole discretion. Accordingly, if it does not consent to the Business Combination, it will not be obligated to purchase the Forward Units. Provided that such member consents to the Company’s Business Combination, the Company has also agreed to provide such member with a right of first refusal to provide up to 51% of any necessary debt financing in connection with the Company’s Business Combination and to act as lead agent and arranger in connection thereto. As described in Note 2, the member of the Sponsor consented to the Business Combination, but waived its right to exercise the contingent forward purchase contract.

Note 7 — Shareholders’ Equity

Preferred Shares

The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the Ordinary Shares and could have anti-takeover effects.

At December 31, 2018 and 2017, there were no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 200,000,000 Class A Shares, with a par value of $0.0001 each, and 20,000,000 Class B ordinary shares, with a par value of $0.0001 each (the “Class B Shares” and, together with the Class A Shares, the “Ordinary Shares”). Holders of the Ordinary Shares are entitled to one vote for each Ordinary Share; provided that only holders of the Class B Shares have the right to vote on the election of directors prior to the Business Combination. The Class B Shares will automatically convert into Class A Shares at the time of the Business Combination, on a one-for-one basis, subject to adjustment for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Public Offering and related to the closing of the Business Combination, the ratio at which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 20% of the sum of all Ordinary Shares outstanding upon completion of the Public Offering plus all Class A Shares and equity-linked securities issued or deemed issued in connection with the Business Combination, excluding any Ordinary Shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any Private Placement-equivalent Warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company or any securities issued pursuant to the Forward Purchase Contract. Holders of Founder Shares may also elect to convert their Class B Shares into an equal number of Class A Shares, subject to adjustment as provided above, at any time.

THUNDER BRIDGE ACQUISITION, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Shareholders’ Equity (cont.)

At December 31, 2018, there were 1,438,889 Class A Shares issued and outstanding, (excluding 24,361,111 Class A shares subject to possible redemption), and there were 6,450,000 Class B Shares issued and outstanding. At December 31, 2017 there were no Class A Shares issued and outstanding and 6,468,750 Class B Shares issued and outstanding.

Founder Shares

On September 20, 2017, an aggregate of 5,750,000 Class B Shares (the “Founder Shares”) were sold to the Sponsor at a price of approximately $0.004 per share, for an aggregate price of $25,000 and the original share issued was surrendered by the Sponsor. On June 18, 2018, we effectuated a 1.125 for 1 dividend of our ordinary shares resulting in an aggregate of 6,468,750 Founder Shares issued and outstanding. This number included an aggregate of up to 843,750 Founder Shares that were subject to forfeiture if the over-allotment option is not exercised in full by the Underwriters in order to maintain the Initial Shareholders’ ownership at 20% of the issued and outstanding Ordinary Shares upon completion of the Public Offering. As a result of the underwriters’ not exercising the over-allotment in full, 18,750 Class B ordinary shares were forfeited. The Founder Shares are identical to the Class A Shares included in the Units sold in the Public Offering, except (i) that only holders of the Class B Shares have the right to vote on the election of directors prior to the Business Combination, (ii) the Founder Shares are subject to certain transfer restrictions described below and (iii) the Founder Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein. The Founder Shares may not be transferred, assigned or sold until the earlier of (i) one year after the completion of the Business Combination and (ii) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction after the Business Combination that results in all of the Public Shareholders having the right to exchange their Class A Shares for cash, securities or other property.

Notwithstanding the foregoing, if the last sale price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up.

Warrants

No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of Class A ordinary shares issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants (except with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

THUNDER BRIDGE ACQUISITION, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Shareholders’ Equity (cont.)

•        at any time during the exercise period;

•        upon a minimum of 30 days’ prior written notice of redemption; and

•        if, and only if, the last sale price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

•        If, and only if, there is a current registration statement in effect with respect to the shares of Class A ordinary shares underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

At December 31, 2018 there were 25,800,000 public warrants and 8,830,000 private placement warrants outstanding. At December 31, 2017, there were no public warrants or private placement warrants outstanding.

THUNDER BRIDGE ACQUISITION, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2019	December 31, 2018
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$159,379	$108,818
Prepaid expenses	89,075	130,612
Total current assets	248,454	239,430
Other assets
Cash and marketable securities held in Trust Account	264,776,505	263,254,659
Total assets	$265,024,959	$263,494,089

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$1,017,139	$320,747
Promissory note payable	316,866	—
Total current liabilities	1,334,005	320,747
Deferred underwriting fee payable	9,690,000	9,690,000
Total Liabilities	11,024,005	10,010,747

Ordinary shares subject to possible redemption, 24,269,099 and 24,361,111 shares, at March 31, 2019 and December 31, 2018, respectively, at redemption value	249,000,953	248,483,332

Shareholders’ Equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 1,530,901 shares and 1,438,889 shares issued and outstanding (excluding 24,269,099 and 24,361,111 shares subject to possible redemption), at March 31, 2019 and December 31, 2018, respectively	153	144
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,450,000 shares issued and outstanding	645	645

Additional paid in capital	2,963,433	3,481,063

Retained earnings	2,035,770	1,518,158
Total Shareholders’ Equity	5,000,001	5,000,010
	$265,024,959	$263,494,089

See accompanying notes to the condensed consolidated financial statements.

THUNDER BRIDGE ACQUISITION, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended March 31,
	2019	2018
Formation costs and other operating expenses	$(1,004,234)	$(60)
Loss from operations	(1,004,234)	(60)
Interest income	201,253	—
Unrealized gains on marketable securities	1,320,593	—

Net income (loss)	$517,612	$(60)

Weighted average shares outstanding, basic and diluted(1)(2)	7,968,634	6,468,750

Loss available to ordinary shares:
Basic and diluted	$(0.12)	$(0.00)

____________

(1)      excludes an aggregate of up to 24,269,099 shares subject to redemption at March 31, 2019 and an aggregate of up to 843,750 Class B shares that are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters at March 31, 2018 (See Note 7).

(2)      The shares and the associated amounts have been retroactively restated to reflect the stock dividend of 0.125 per share of Class B ordinary shares on June 18, 2018 (see Note 2).

See accompanying notes to the condensed consolidated financial statements.

THUNDER BRIDGE ACQUISITION, LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in	Retained	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance – December 31, 2018	1,438,889	$144	6,450,000	$645	$3,481,063	$1,518,158	5,000,010
Change in Ordinary shares subject to possible redemption	92,012	9	—	—	(517,630)	—	(517,621)
Net income	—	—	—	—	—	517,612	517,612
Balance – March 31, 2019	1,530,901	$153	6,450,000	$645	$2,963,433	$2,035,770	$5,000,001

See accompanying notes to the condensed consolidated financial statements.

THUNDER BRIDGE ACQUISITION, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended March 31,
	2019	2018
Cash flow from operating activities:
Net income (loss)	$517,612	$(60)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Changes in operating assets and liabilities:
Interest earned in Trust Account	(201,253)	—
Unrealized gain on marketable securities held in Trust Account	(1,320,593)	—
Prepaid expenses	41,537	—
Accounts payable	696,392	—
Net cash used in operating activities	(266,305)	(60)

Cash flows from financing activities:
Proceeds from promissory note	316,866	21,000
Payment of deferred offering costs	—	(42,994)
Net cash provided by (used in) financing activities	316,866	(21,994)
Net change in cash and cash equivalents	50,561	(22,054)
Cash and cash equivalents at the beginning of the period	108,818	25,817
Cash and cash equivalents at the end of the period	$159,379	$3,763

Supplemental disclosure of non-cash financing activities:
Change in value of ordinary shares subject to redemption	$1,521,846	$—

See accompanying notes to the condensed consolidated financial statements.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 1 — Organization and Plan of Business Operations

Thunder Bridge Acquisition, Ltd. (the “Company” or “Thunder Bridge”) was incorporated as a Cayman Islands exempted company on September 18, 2017. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

The period from September 18, 2017 (inception) through June 21, 2018 related to the Company’s formation and its initial public offering (“Public Offering”) described below, and subsequent to the Public Offering, the search for a target business with which to consummate an initial Business Combination. The Company will not generate any operating revenues until after completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and marketable securities from the proceeds derived from the Public Offering.

The registration statement for the Company’s Public Offering was declared effective on June 18, 2018. On June 21, 2018, the Company consummated the Public Offering of 22,500,000 units (“Units” and, with respect to the Class A ordinary shares included in the Units offered, the “Public Shares”), generating gross proceeds of $225,000,000, which is described in Note 3.

Simultaneously with the closing of the Public Offering, the Company consummated the sale of 8,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to Thunder Bridge Acquisition, LLC (the “Sponsor”) and Cantor Fitzgerald & Company (“Cantor”), generating gross proceeds of $8,500,000, which is described in Note 4.

Following the closing of the Public Offering on June 21, 2018, an amount of $227,500,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Public Offering and the Private Placement Warrants was placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

On June 28, 2018, in connection with the underwriters’ exercise of their over-allotment option in full, the Company consummated the sale of an additional 3,300,000 Units at a price of $10.00 per Unit generating gross proceeds of $33,000,000, and consummated a private sale of an additional 330,000 private placement warrants to the Sponsor, generating gross proceeds of $330,000. Following the closing, an additional $33,330,000 of proceeds was placed in the Trust Account.

Transaction costs amounted to $14,889,816, consisting of $4,500,000 of underwriting fees, $9,690,000 of deferred underwriting fees (see Note 6) and $699,816 of other costs. In addition, $1,169,015 of cash was held outside of the Trust Account for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 1 — Organization and Plan of Business Operations (cont.)

it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer, in either case at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares. Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the public shares. In connection with any shareholder vote required to approve any Business Combination, the Sponsor and any other shareholder of the Company prior to the consummation of the Public Offer Sponsor (collectively with the Sponsor, the “Initial Shareholders”) and the Company’s directors and officers will agree (i) to vote any of their respective Ordinary Shares (as defined below) in favor of the initial Business Combination and (ii) not to redeem any of their Ordinary Shares in connection therewith.

The NASDAQ rules require that the Business Combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the Trust Account (less any Deferred Commissions (as defined below) and taxes payable on interest earned) at the time of the Company signing a definitive agreement in connection with the Business Combination.

The Company will have until December 21, 2019 to consummate a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within 18 months of the closing of Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Shareholders will be entitled to receive a full pro rata interest in the Trust Account (initially $10.10 per share, plus any pro rata interest earned on the Trust Fund not previously released to the Company and less up to $100,000 of interest to pay dissolution expenses). There will be no redemption rights or liquidating distributions with respect to the Founder Shares (as defined below) or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination within the 18-month time period.

On January 16, 2019, the Company formed TB Acquisition Merger Sub LLC as a wholly-owned subsidiary in conjunction with the Business Combination (see Note 8).

Going Concern Consideration

We currently have $159,379 of cash available to fund our operations with a working capital deficit of $1,085,551. If our funds are insufficient to meet the expenditures required for operating our business through the consummation of the Transactions and in the event that that Transactions are not consummated, we will likely need to raise additional funds in order to meet the expenditures required for operating our business. Moreover, in the event that the Transactions are not consummated, we may need to obtain additional financing to either complete our business combination if our forward purchase agreements are not consummated or because we become obligated to redeem a significant number

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 1 — Organization and Plan of Business Operations (cont.)

of our public shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations. We cannot assume that additional financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiary TB Acquisition Merger Sub LLC. All material intercompany accounts and transactions are eliminated in consolidation. The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission.

Stock Dividend

On June 18, 2018, the Company’s pricing committee of the board of directors approved a stock dividend of 718,750 Class B Ordinary Shares (“Stock Dividend”). The par values of the ordinary and preferred shares were not adjusted as a result of the Stock Dividend. All references to ordinary shares, warrants to purchase ordinary shares, share data, per share data, and related information contained in the financial statements have been retroactively adjusted to reflect this Stock Dividend for all periods presented.

Cash and Marketable Securities held in Trust Account:

The amounts initially deposited in the Trust Account represent proceeds from the Public Offering and the Private Placement totaling $260,580,000, of which $260,537,199 was invested in United States treasury obligations with original maturities of nine months or less. The remaining $42,801 of proceeds were held in cash. These assets can only be used by the Company in connection with the consummation of an initial Business Combination.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates, and those differences could be material.

Loss Per Ordinary Share

Basic loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Consistent with US GAAP, ordinary shares subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per ordinary share for the three months ended March 31, 2019. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted loss per share includes

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 2 — Significant Accounting Policies (cont.)

the incremental number of ordinary shares to be issued to settle warrants, as calculated using the treasury method. For the three months ended March 31, 2019 and 2018, the Company did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into ordinary shares, since the exercise of the warrants and shares is contingent on the occurrence of future events. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for all periods presented.

A reconciliation of net loss per ordinary share as adjusted for the portion of income that is attributable to ordinary shares subject to redemption is as follows:

	For the Three Months Ended March 31,
	2019	2018
Net income (loss)	$517,612	$(60)
Less: Income attributable to ordinary shares	(1,436,911)	—
Net loss available to ordinary shares:	$(919,299)	$(60)

Basic and diluted weighted average number of shares	7,968,634	6,468,750
Basic and diluted loss available to ordinary shares	$(0.12)	$(0.00)

Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2019 and December 31, 2018, ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s condensed consolidated balance sheets.

Offering costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the financial statement date that are directly related to the Public Offering. Offering costs amounting to $14,889,816 were charged to shareholders’ equity upon the completion of the Public Offering.

Income Taxes

The Company accounts for income taxes under FASB ASC 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits as of September 30, 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 2 — Significant Accounting Policies (cont.)

There is currently no taxation imposed on income by the Government of the Cayman Islands.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying condensed consolidated financial statements.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, Fair Value Measurements and Disclosures, approximates the carrying amounts represented in the financial statements.

Subsequent Events

Management of the Company evaluates events that have occurred after the balance sheet date of March 31, 2019 through the date that the financial statements were issued. Based upon the review, management did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements, except as noted below.

On April 15, 2019, the Company executed a promissory note with the Sponsor, whereby the Company may borrow up to $600,000. The note is non-interest bearing and matures the earlier of the date of the consummation of the Business Combination or the date of the winding down of the Company. All advances under the note are at the discretion of the Sponsor.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 2 — Significant Accounting Policies (cont.)

On May 9, 2019, the parties to the Merger Agreement entered into the Second Amendment to the Merger Agreement (the “Second Amendment”) pursuant to which the parties further amended and restated the Merger Agreement, effective as of January 21, 2019 (see Note 8).

On May 9, 2019, Thunder Bridge entered into subscription agreements (each, a “Subscription Agreement”) with the investors named therein (the “PIPE Investors”), pursuant to which Thunder Bridge agreed to issue and sell to the PIPE Investors an aggregate of One Hundred Thirty-Five Million Dollars ($135,000,000) of Thunder Bridge Class A ordinary shares, at a price of $10.00 per Class A ordinary share, simultaneously with or immediately prior to the Closing (the “PIPE Investment”) (see Note 8).

In connection with the execution of the Second Amendment and the PIPE Investment, the parties agreed to amend the letter agreement, dated as of January 21, 2019 (the “Sponsor Earnout Letter”), among Thunder Bridge, the Sponsor and Repay (such amendment, the “Sponsor Letter Amendment”) (see Note 8).

In connection with, and as a condition to the consummation of, the proposed Transactions, Thunder Bridge is proposing to enter into an amendment (the “Warrant Amendment”) to the Warrant Agreement, dated as of June 18, 2018 (the “Warrant Agreement”), between Thunder Bridge and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”) (see Note 8).

In connection with the PIPE Investment, on May 9, 2019, Cantor Fitzgerald & Co. (“Cantor”) entered into a letter agreement, pursuant to which Cantor agreed to forfeit all 350,000 of its Private Warrants. Cantor also waived its rights to the Warrant Cash Payment with respect to its Private Warrants (see Note 8).

Note 3 — Public Offering

Pursuant to the Public Offering, the Company sold 25,800,000 units at a purchase price of $10.00 per Unit, including the underwriter over-allotment of 3,300,000 units. Each Unit consists of one share of Class A ordinary shares and one warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A ordinary shares at an exercise price of $11.50 (see Note 7).

Note 4 — Private Placement

Simultaneously with the Public Offering, the Sponsor and Cantor purchased an aggregate of 8,830,000 Private Placement Warrants at $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,830,000. Each Private Placement Warrant is exercisable to purchase one share of Class A ordinary shares at an exercise price of $11.50. The proceeds from the Private Placement Warrants were added to the proceeds from the Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Public Offering, except that the Private Placement Warrants: (i) will not be redeemable by the Company; (ii) may be exercised for cash or on a cashless basis, so long as they are held by the Sponsor, Cantor or any of their permitted transferees and (iii) are (including the ordinary shares issuable upon exercise of the Private Placement Warrants) entitled to registration rights. Additionally, the Sponsor and Cantor have agreed not to transfer, assign or sell any of the Private Placement Warrants, including the Class A Shares issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of the Business Combination. In addition, for as long as the Private Placement Warrants are held by Cantor or its designees or affiliates, they may not be exercised after five years from the effective date of the registration statement for the Public Offering.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 5 — Related Party Transactions

Founder Shares

On September 20, 2017, an aggregate of 5,750,000 Class B Shares (the “Founder Shares”) were sold to the Sponsor at a price of approximately $0.004 per share, for an aggregate price of $25,000 and the original share issued was surrendered by the Sponsor. On June 18, 2018, the Company effectuated a 1.125 for 1 dividend of its ordinary shares resulting in an aggregate of 6,468,750 founder shares issued and outstanding. This number included an aggregate of up to 843,750 Founder Shares that were subject to forfeiture if the over-allotment option is not exercised in full by the Underwriters in order to maintain the Shareholders’ ownership at 20% of the issued and outstanding Ordinary Shares upon completion of the Public Offering. As a result of the underwriters’ not exercising the over-allotment in full, 18,750 Class B ordinary shares were forfeited.

Private Placement Warrants

The Sponsor and Cantor purchased an aggregate of 8,830,000 Private Placement Warrants at $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,830,000 from the Company.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on June 20, 2018 through the earlier of the consummation of a Business Combination or the Company’s liquidation, the Company will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support.

Related Party Loans

In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the Business Combination, the Company would repay such loaned amounts. In the event that the Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 (excluding the $600,000 promissory note discussed below) of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to the Sponsor. On April 15, 2019, the Company executed a promissory note with the Sponsor, whereby the Company may borrow up to $600,000. The note is non-interest bearing and matures the earlier of the date of the consummation of the Business Combination or the date of the winding down of the Company. All advances under the note are at the discretion of the Sponsor. As of March 31, 2019 and December 31, 2018, the Sponsor had made advances of $316,866 and $0, respectively.

Note 6 — Commitments and Contingency

Registration Rights

Pursuant to a registration rights agreement entered into on June 21, 2018, the holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 6 — Commitments and Contingency (cont.)

Underwriters Agreement

The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the Public Offering, or $4,500,000. In addition, the underwriters are entitled to a deferred underwriting discount of 3.5% of the $225,000,000 gross proceeds of the Public Offering and 5.5% on the $33,000,000 of the overallotment gross proceeds, or $9,960,000. The deferred commission was placed in the Trust Account and will be paid in cash upon the closing of a Business Combination, subject to the terms of the underwriting agreement.

Share Purchase Agreement

A member of the Sponsor agreed to enter into a contingent forward purchase contract with the Company, pursuant to which such member would purchase, in a private placement to occur concurrently with the consummation of a Business Combination, 5,000,000 Units (the “Forward Units”) for gross proceeds of $50,000,000 on substantially the same terms as the sale of Units in Public Offering. The funds from the sale of Forward Units will be used as part of the consideration to the sellers in a Business Combination; any excess funds from this private placement will be used for the working capital needs of the post-transaction company. This agreement is independent of the percentage of stockholders electing to redeem their Public Shares and may provide the Company with a minimum funding level for a Business Combination. The contingent forward purchase contract is subject to conditions, including that the member consents to the Company’s Business Combination. The member granting its consent to the Business Combination is entirely within such member’s sole discretion. Accordingly, if it does not consent to the Business Combination, it will not be obligated to purchase the Forward Units. Provided that such member consents to the Company’s Business Combination, the Company has also agreed to provide such member with a right of first refusal to provide up to 51% of any necessary debt financing in connection with the Company’s Business Combination and to act as lead agent and arranger in connection thereto.

Nasdaq Inquiry

As previously disclosed in the Company’s Form 10-K for the year ended December 31, 2018, as filed with the SEC on March 26, 2019, on March 11, 2019, the Nasdaq Listing Qualifications Staff sent a letter to the Company, pursuant to Nasdaq Listing Rule 5250(a), requesting, among other things, that the Company provide information and documents related to certain named persons and entities and their relationship to the Company. The Company submitted its response to the Nasdaq Listing Qualifications Staff request on April 2, 2019. The Nasdaq Staff has not requested any additional information, nor has it indicated that it intends to request additional information, from the Company in relation to this matter.

Note 7 — Shareholders’ Equity

Preferred Shares

The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the Ordinary Shares and could have anti-takeover effects.

At March 31, 2019 and December 31, 2018, there were no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 200,000,000 Class A Shares, with a par value of $0.0001 each, and 20,000,000 Class B ordinary shares, with a par value of $0.0001 each (the “Class B Shares” and, together with the

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 7 — Shareholders’ Equity (cont.)

Class A Shares, the “Ordinary Shares”). Holders of the Ordinary Shares are entitled to one vote for each Ordinary Share; provided that only holders of the Class B Shares have the right to vote on the election of directors prior to the Business Combination. The Class B Shares will automatically convert into Class A Shares at the time of the Business Combination, on a one-for-one basis, subject to adjustment for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Public Offering and related to the closing of the Business Combination, the ratio at which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 20% of the sum of all Ordinary Shares outstanding upon completion of the Public Offering plus all Class A Shares and equity-linked securities issued or deemed issued in connection with the Business Combination, excluding any Ordinary Shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any Private Placement-equivalent Warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company or any securities issued pursuant to the Forward Purchase Contract. Holders of Founder Shares may also elect to convert their Class B Shares into an equal number of Class A Shares, subject to adjustment as provided above, at any time.

At March 31, 2019, there were 1,530,901 Class A Shares issued and outstanding, (excluding 24,269,099 Class A shares subject to possible redemption), and there were 6,450,000 Class B Shares issued and outstanding. At December 31, 2018 there were 1,438,889 Class A Shares issued and outstanding (excluding 24,361,111 Class A shares subject to possible redemption), and 6,450,000 Class B Shares issued and outstanding.

Founder Shares

On September 20, 2017, an aggregate of 5,750,000 Class B Shares (the “Founder Shares”) were sold to the Sponsor at a price of approximately $0.004 per share, for an aggregate price of $25,000 and the original share issued was surrendered by the Sponsor. On June 18, 2018, we effectuated a 1.125 for 1 dividend of our ordinary shares resulting in an aggregate of 6,468,750 Founder Shares issued and outstanding. This number included an aggregate of up to 843,750 Founder Shares that were subject to forfeiture if the over-allotment option is not exercised in full by the Underwriters in order to maintain the Initial Shareholders’ ownership at 20% of the issued and outstanding Ordinary Shares upon completion of the Public Offering. As a result of the underwriters’ not exercising the over-allotment in full, 18,750 Class B ordinary shares were forfeited. The Founder Shares are identical to the Class A Shares included in the Units sold in the Public Offering, except (i) that only holders of the Class B Shares have the right to vote on the election of directors prior to the Business Combination, (ii) the Founder Shares are subject to certain transfer restrictions described below and (iii) the Founder Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein. The Founder Shares may not be transferred, assigned or sold until the earlier of (i) one year after the completion of the Business Combination and (ii) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction after the Business Combination that results in all of the Public Shareholders having the right to exchange their Class A Shares for cash, securities or other property.

Notwithstanding the foregoing, if the last sale price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up.

Warrants

No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Public Offering; provided in each case that the Company has an effective registration statement under

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 7 — Shareholders’ Equity (cont.)

the Securities Act covering the shares of ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of Class A ordinary shares issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants (except with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        at any time during the exercise period;

•        upon a minimum of 30 days’ prior written notice of redemption; and

•        if, and only if, the last sale price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

•        If, and only if, there is a current registration statement in effect with respect to the shares of Class A ordinary shares underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

At March 31, 2019 and December 31, 2018, there were 25,800,000 public warrants and 8,830,000 private placement warrants outstanding.

Note 8 — Business Combination

On January 21, 2019, the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TB Acquisition Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), Hawk Parent Holdings, LLC, a Delaware limited liability company (“Repay”), and CC Payment Holdings, L.L.C., solely in its capacity as the securityholder representative thereunder (the “Repay Securityholder Representative”). Pursuant to the Merger Agreement, (i) the Company will domesticate from a Cayman

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 8 — Business Combination (cont.)

Islands exempted company to a Delaware corporation (the “Domestication”) and (ii) Merger Sub will merge with and into Repay with Repay continuing as the surviving entity and a subsidiary of the Company (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Transactions”). In connection with the Transactions, the Company’s corporate name will change to “Repay Holdings Corporation.”

As a result of the Transactions, each issued and outstanding Class A ordinary share and Class B ordinary share of the Company will convert into a share of Class A common stock of the Company, and each issued and outstanding warrant to purchase Class A ordinary shares of the Company will be exercisable by its terms to purchase an equal number of shares of Class A common stock of the Company. Each share of Company Class A common stock will provide the holder with the rights to vote, receive dividends, and share in distributions in connection with a liquidation and other shareholders rights with respect to the Company.

The merger consideration (the “Merger Consideration”) to be paid to holders of the limited liability company interests of Repay pursuant to the Merger Agreement will be an amount equal to $600,000,000, subject to adjustment, paid in a mix of cash and units representing limited liability company interests of Repay as the surviving company following the Merger (“Post-Merger Repay Units”), each of which will be exchangeable on a one-for-one basis for shares of Class A common stock of the Company. The Merger Consideration of $600,000,000 will be reduced (or increased if such amount is negative) by an amount equal to the sum of certain Closing Adjustment Items (as defined in the Merger Agreement) and may be increased by any amounts remaining of the following, which will be deducted from the Merger Consideration and escrowed or otherwise set aside under the Merger Agreement: (a) the Escrow Units referred to under “Escrow Units; Purchase Price Adjustment” below, (b) $2,000,000 in cash to be held by the Repay Securityholder Representative to pay its costs and expenses, (c) $14,048,595 in cash to be held in escrow to cover certain contingent earn-out obligations of Repay and (d) $150,000 in cash to be held in escrow to cover certain specified indemnity matters under the Merger Agreement.

In connection with the Merger Agreement, the Sponsor has agreed to forfeit 400,000 shares and to escrow 3,900,000 shares. Additionally, 7,500,000 shares to be issued as part of the Merger Consideration will also be placed in escrow. All shares held in escrow are subject to an earnout based upon the Company’s stock price reaching certain thresholds.

The Merger Agreement also requires the establishment of a management incentive plan and allocates 6,800,000 shares to such plan.

Pursuant to the Merger Agreement and subject to certain conditions set forth thereunder, either the Company or Repay can terminate the Merger Agreement if the Closing has not occurred on or prior to June 30, 2019.

In January 2019, SunTrust Bank and SunTrust Robinson Humphrey, Inc. (“SunTrust”) provided a commitment letter to the Company to provide credit facilities of approximately $170,400,000 at the closing of the Merger.

In conjunction with its contingent forward purchase contract as described in Note 6, a member of the Sponsor granted its consent to the Merger Agreement. However, since the Company entered into a commitment for financing from SunTrust, the member of the Sponsor waived its right to provide equity financing for the proposed transaction.

Second Amendment to the Merger Agreement

On May 9, 2019, the parties to the Merger Agreement entered into the Second Amendment to the Merger Agreement (the “Second Amendment”) pursuant to which the parties further amended and restated the Merger Agreement, effective as of January 21, 2019, in order to, among other things:

•        require as a condition to the closing of the Transactions (the “Closing”) that Thunder Bridge (i) obtain the requisite consent of the holders of Thunder Bridge’s Warrants (as defined below) to enter into and implement the Warrant Amendment (as defined below) (and provide each of Thunder Bridge and Repay a right to terminate the Merger Agreement if such consent is not obtained), and (ii) enter into and implement the Warrant Amendment;

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 8 — Business Combination (cont.)

•        reduce the Base Merger Consideration (as defined in the Merger Agreement) from $600,000,000 to $580,650,000;

•        reduce the Required Cash Consideration Amount (as defined in the Merger Agreement) by $30,000,000;

•        reduce the Cash Consideration payable to the Company Equity Holders (as defined in the Merger Agreement) by the amount of cash required to be paid to holders of Warrants pursuant to the Warrant Amendment;

•        provide for the retention by the consolidated post-Closing company of up to $50,000,000 to the extent there are cash proceeds in excess of the cash amounts required to be paid in connection with the Closing (in addition to the $10 million in cash reserves already provided for in the Merger Agreement) (the “Company Balance Sheet Allocation”), which excess cash proceeds are intended to be used for general corporate purposes, including paying debt or funding future acquisitions;

•        remove the $300,000,000 cap on Cash Consideration payable to the Company Equity Holders;

•        provide that Richard Thornburgh will serve on the board of directors of the surviving corporation in lieu of James Kirk;

•        eliminate certain escrow and other provisions of the Merger Agreement relating to contingent obligations of Repay that have been eliminated or satisfied;

•        add additional covenants regarding any Additional Equity Financing (as defined in the Merger Agreement) that is obtained, including the PIPE Investment (as defined below);

•        add additional covenants regarding the Warrant Amendment (including the related Warrantholder Meeting (as defined below)) referred to below; and

•        exclude the Sponsor and the PIPE Investors (as defined below) from Repay’s Closing condition under the Merger Agreement relating to the 9.9% and 25% Thunder Bridge share ownership limitations upon the Closing.

In the Second Amendment, the parties also approved and consented to the Sponsor Letter Amendment (as defined below) and the PIPE Investment with the PIPE Investors specified therein.

PIPE Financing

On May 9, 2019, Thunder Bridge entered into subscription agreements (each, a “Subscription Agreement”) with the investors named therein (the “PIPE Investors”), pursuant to which Thunder Bridge agreed to issue and sell to the PIPE Investors an aggregate of One Hundred Thirty-Five Million Dollars ($135,000,000) of Thunder Bridge Class A ordinary shares, at a price of $10.00 per Class A ordinary share, simultaneously with or immediately prior to the Closing (the “PIPE Investment”). The PIPE Investment is conditioned on the Closing being scheduled to occur concurrently or immediately following the closing of the PIPE Investment and other customary closing conditions. The proceeds from the PIPE Investment will be used to fund a portion of the Required Cash Consideration payable to the Company Equity Holders, the Warrant Cash Payment payable to the Warrantholders in connection with the Warrant Amendment and other payments required in connection with the Transactions. Excess proceeds will be paid by Thunder Bridge to Repay as the Company Balance Sheet Allocation pursuant to the Merger Agreement and will be available for corporate purposes including paying indebtedness or funding future acquisitions. In the event those excess proceeds together with other cash available in connection with the Transactions exceed $60 million, the excess over such amount will increase the portion of the Merger consideration to be paid to the Company Equity Holders in cash (with a corresponding decrease of the amount to be paid to the Company Equity Holders in units of Repay).

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 8 — Business Combination (cont.)

Thunder Bridge has agreed in the Subscription Agreements to file a registration statement covering the shares purchased by the PIPE Investors within 15 business days after the closing of the PIPE Investment and to use commercially reasonable efforts to keep the registration statement effective until the earlier of two years following the closing of the PIPE Investment and the first day on which the PIPE Investors can sell all of their shares under Rule 144 without manner of sale or volume restrictions. The foregoing obligations are subject to delay or suspension by Thunder Bridge for customary limited periods.

In connection with the PIPE Investment, on May 9, 2019, certain PIPE Investors entered into a letter agreement by and among Thunder Bridge, the Sponsor and the PIPE Investors named therein (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, the PIPE Investors party thereto agreed, for a period commencing on the Closing and ending one hundred twenty (120) days thereafter, not to engage in a Prohibited Transfer (as defined in the Lock-up Agreement (which generally includes all sales, lending and other transfer arrangements, subject to specified exceptions)) with respect to the Thunder Bridge shares acquired by such PIPE Investor pursuant to the Subscription Agreement and the Private Warrants (and any shares issuable upon exercise of such Private Warrants) acquired by such PIPE Investor from the Sponsor pursuant to the Lock-up Agreement. In consideration for entering into the Lock-up Agreement, the Sponsor agreed to transfer to the PIPE Investors party to the Lock-up Agreement an aggregate of 8,000,000 Private Warrants held by the Sponsor. The Private Warrants to be transferred pursuant to the Lock-up Agreement will be subject to the terms of the Warrant Amendment such that following such amendment they will be exercisable for an aggregate of 2,000,000 Class A ordinary shares.

Amended Sponsor Letter

In connection with the execution of the Second Amendment and the PIPE Investment, the parties agreed to amend the letter agreement, dated as of January 21, 2019 (the “Sponsor Earnout Letter”), among Thunder Bridge, the Sponsor and Repay (such amendment, the “Sponsor Letter Amendment”).

Pursuant to the Amended Sponsor Letter, among other things:

•        the Sponsor has agreed to deliver for cancellation at the Closing an additional 1,935,000 of its Class B ordinary shares of Thunder Bridge, for a total of 2,335,000 Class B ordinary shares to be so cancelled;

•        the number of Class B ordinary shares to be deposited into escrow by the Sponsor at the Closing and subject to vesting has been reduced by 935,000, to a total of 2,965,000 Class B ordinary shares;

•        the Sponsor has agreed to transfer certain of its Private Warrants (as defined below) to the PIPE Investors pursuant to the Lock-up Agreement referred to below, and to deliver to Thunder Bridge for cancellation any of its remaining Private Warrants after giving effect to such transfer;

•        the Sponsor has waived any rights that it might otherwise have with respect to its Private Warrants to the Warrant Cash Payment (as defined below);

•        the Parent Expense Cap (as defined in the Amended Sponsor Letter) has been increased from $20,000,000 to $21,750,000, and certain expenses relating to the Debt Financing (as defined in the Merger Agreement) were excluded from the expenses subject to the Parent Expense Cap; and

•        the number of Class B ordinary shares that the Sponsor may transfer prior to the Closing without Repay’s consent to third parties who provide any equity or debt financing for the Transactions has been reduced from 2,150,000 to 1,462,335.

The Warrant Amendment

In connection with, and as a condition to the consummation of, the proposed Transactions, Thunder Bridge is proposing to enter into an amendment (the “Warrant Amendment”) to the Warrant Agreement, dated as of June 18,

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Note 8 — Business Combination (cont.)

2018 (the “Warrant Agreement”), between Thunder Bridge and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”). Pursuant to the Warrant Amendment, the Warrant Agreement will be amended to provide, that:

•        each of the warrants (the “Warrants”) to purchase Thunder Bridge Class A ordinary shares outstanding immediately prior to the Closing, including the Warrants issued in Thunder Bridge’s initial public offering (the “Public Warrants”) and the Warrants initially issued to the Sponsor and Cantor in a private placement (the “Private Warrants”), will become exercisable for one-quarter of one Class A ordinary share of Thunder Bridge, rather than a whole Class A ordinary share, at an exercise price of $2.875 per one-quarter share ($11.50 per whole share);

•        each holder of the Warrants will receive, for each such Warrant (in exchange for the reduction in the number of shares for which such Warrants are exercisable), $1.50 in cash (the “Warrant Cash Payment”); and

•        the Private Warrants will be redeemable and exercisable on the same basis as the Public Warrants.

The holders of the Private Warrants have waived their rights to receive the Warrant Cash Payment.

In connection with the Transactions, the Warrants will be converted automatically in the Domestication into the right to acquire the number of shares of common stock of Repay Holdings Corporation (Thunder Bridge, as renamed following the Domestication) as would have been issuable if the holder of such Warrants had exercised the Warrants immediately prior to the Domestication (in each case, after giving effect to the Warrant Amendment).

The Warrant Amendment requires the approval of holders of at least 65% of the outstanding Public Warrants to become effective. Thunder Bridge will call a meeting (the “Warrantholder Meeting”) of the holders of the outstanding Warrants (“Warrantholders”) (to be held immediately prior to the special meeting of holders of Thunder Bridge ordinary shares to be called to consider and vote upon the matters relating to the Transactions) to approve the Warrant Amendment.

Cantor Forfeiture Agreement

In connection with the PIPE Investment, on May 9, 2019, Cantor Fitzgerald & Co. (“Cantor”) entered into a letter agreement, pursuant to which Cantor agreed to forfeit all 350,000 of its Private Warrants. Cantor also waived its rights to the Warrant Cash Payment with respect to its Private Warrants.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members

Hawk Parent Holdings LLC and Subsidiaries

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Hawk Parent Holdings LLC and Subsidiaries (the “Company”) as of December 31, 2018, the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America. The financial statements of the Company as of December 31, 2017 and for the year then ended were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated November 28, 2018.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

Philadelphia, Pennsylvania

March 11, 2019

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017

	December 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	$13,285,357	$6,137,687
Accounts receivable	5,979,247	4,444,962
Prepaid expenses and other	817,212	423,085
Total current assets	20,081,816	11,005,734

Property, plant and equipment, net	1,247,149	743,284
Restricted cash	9,976,701	6,953,485
Intangible assets, net of amortization	68,222,761	73,366,498
Goodwill	119,529,202	119,529,202
Total noncurrent assets	198,975,813	200,592,469
Total assets	$219,057,629	$211,598,203

Liabilities
Accounts payable	$2,909,378	$1,407,288
Accrued expenses	12,837,826	10,431,231
Current maturities of long-term debt	4,900,000	4,900,000
Total current liabilities	20,647,204	16,738,519

Long-term debt, net of current maturities	85,815,204	90,307,801
Line of credit	3,500,000	500,000
Other liabilities	16,864	—
Total noncurrent liabilities	89,332,068	90,807,801
Total liabilities	$109,979,272	$107,546,320

Commitment and Contingencies (Note 9)

Members’ equity	$109,078,357	$104,051,883

Total liabilities and members’ equity	$219,057,629	$211,598,203

See accompanying notes to consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	December 31, 2018	December 31, 2017
Revenue
Processing and service fees	$82,186,411	$57,062,810
Interchange and network fees	47,826,529	36,888,311
Total Revenue	$130,012,940	$93,951,121

Operating expenses
Interchange and network fees	47,826,529	36,888,311
Other costs of services	27,159,763	20,713,025
Selling, general, and administrative	29,097,302	14,604,261
Depreciation and amortization	10,421,000	7,456,438
Change in fair value of contingent consideration	(1,103,012)	(2,100,000)
Total operating expenses	113,401,582	77,562,035
Income from operations	16,611,358	16,389,086

Other income (expenses)
Interest expense	(6,072,837)	(5,706,232)
Other expense	(1,078)	(1,234,610)
Total other expenses	(6,073,915)	(6,940,842)
Net income	$10,537,443	$9,448,244

See accompanying notes to consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Total Members’ Equity
Balance at December 31, 2016	$99,460,583
Net Income	9,448,244
Contributions by members	—
Stock based compensation	622,411
Distribution to members	(5,479,355)
Balance at December 31, 2017	104,051,883
Net Income	10,537,443
Contributions by members	—
Stock based compensation	796,967
Distribution to members	(6,307,936)
Balance at December 31, 2018	$109,078,357

See accompanying notes to consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash flows from operating activities
Net income	$10,537,443	$9,448,244

Adjustments to reconcile net income to net cash provided (used) by operating activities:
Provision for (reduction in) bad debts	—	(2,900)
Depreciation and amortization	10,421,000	7,456,438
Stock based compensation	796,967	622,411
Interest expense related to debt issuance costs	407,403	239,190
Write-off of unamortized loan costs	—	753,958
Loss on disposal of property and equipment	16,827	7,970
Gain on change in contingent consideration	(1,103,012)	—
Changes in assets and liabilities:
Increase in accounts receivable	(1,534,285)	(1,049,161)
Increase in prepaid expenses and other assets	(394,127)	(95,410)
Increase in restricted cash	(3,023,216)	(5,352,851)
Increase in accounts payable	1,502,090	90,322
Increase in accrued expenses and other liabilities	3,526,470	3,672,100
Net cash provided (used) by operating activities	21,153,560	15,790,311

Cash flows from investing activities
Purchases of property and equipment	(913,498)	(448,601)
Purchases of intangible assets	(4,884,457)	(2,988,875)
Net cash used in investing activities	(5,797,955)	(3,437,476)

Cash flows from financing activities
Change in line of credit	3,000,000	500,000
Issuance of long-term debt	—	58,873,301
Payments on long-term debt	(4,900,000)	(50,850,000)
Payments on seller notes	—	(10,000,000)
Members’ contributions	—	—
Members’ distributions	(6,307,935)	(5,479,355)
Payment of loan costs	—	(2,037,014)
Net cash provided (used) by financing activities	(8,207,935)	(8,993,068)

Increase in cash and cash equivalents	7,147,670	3,359,767
Cash and cash equivalents at the beginning of the year	6,137,687	2,777,920
Cash and cash equivalents at the end of the year	$13,285,357	$6,137,687

Supplemental disclosure of cash flow information
Cash paid during the year for Interest	$5,665,434	$5,467,042

Supplemental non-cash investing and financing activities
Acquisition of Wildcat Acquisition, LLC in exchange for long-term debt	—	$4,829,000
Acquisition of Marlin Acquirer, LLC in exchange for long-term debt	—	$34,297,699

See accompanying notes to consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of business and summary of significant accounting policies

Hawk Parent Holdings LLC and its consolidated subsidiaries (“Hawk Parent” or the Company) is a full-service provider of electronic transaction processing services across industries and a provider to the consumer finance and auto industries. The Company established itself within the consumer finance industry in delivering core card processing, as well as payment solutions to both storefront and online merchants whose unique needs have typically not been well served by traditional payment solutions.

The Company was organized through its majority member, CC Payment Holdings, LLC to be a holding company and is governed by its Limited Liability Company Agreement dated September 1, 2016. The Company’s officers are designated by its members. The liability of the members of the Company is limited to the members’ total capital contributions. On September 1, 2016, the Company’s members initially made capital contributions of $75,051,349 and borrowed $50,000,000 from financial institutions for the purpose of purchasing the ownership interests in Repay Holdings, LLC and Subsidiaries (the “Acquired Entities”).

On January 1, 2016, Repay Holdings, LLC acquired all of the ownership interests of Sigma Payment Solutions, Inc. for cash consideration. On September 28, 2017, Repay Holdings, LLC acquired all of the ownership interests of Paidsuite, Inc. and PaidMD, LLC, (Wildcat Acquisition, LLC) through the issuance of long-term debt. On December 15, 2017, Repay Holdings, LLC acquired all of the ownership interests of Paymaxx Pro, LLC (Marlin Acquirer, LLC) through the issuance of long-term debt. See Note 2 for further discussion of all acquisitions.

Principles of Consolidation

The consolidated financial statements include the accounts of Hawk Parent Holdings LLC and the following wholly owned subsidiaries, Hawk Intermediate Holdings, LLC, Hawk Buyer Holdings, LLC, Repay Holdings, LLC, M&A Ventures, LLC, Sigma Acquisition, LLC, Wildcat Acquisition, LLC, Marlin Acquirer, LLC, Repay International LLC and Repay Canada Solutions ULC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Preparation

The accompanying consolidated financial statements of the Company were prepared in accordance with generally accepted accounting principles in the United States of America (GAAP). The Company uses the accrual basis of accounting whereby revenues are recognized when earned, usually upon the date services are rendered, and expenses are recognized at the date services are rendered or goods are received.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported consolidated statements of operations during the reporting period. Actual results could differ from those estimates.

Segment Reporting

Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance for the organization. The Company’s chief decision maker is the Chief Executive Officer. The Company’s chief decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. Accordingly, the Company has determined that it has one operating segment; Merchant services.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of business and summary of significant accounting policies (cont.)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposit accounts, and short-term investments with original maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Restricted Cash

Restricted cash consists of funds required to serve as security for services rendered by a service provider under a service provider agreement.

Accounts Receivable

Accounts receivable represent amounts due from customers and payment processors for services rendered less estimated allowances for doubtful accounts. The Company maintains a policy for reserving for uncollectible accounts. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against operations. Based on management’s assessment, no allowance for doubtful accounts has been recorded as of December 31, 2018 or 2017.

Concentration of Credit Risk

The Company is highly diversified, and no single merchant represents greater than 10% of the business on a volume or profit basis.

Earnings per Share

The Company’s LLC membership structure included several different types of LLC interests including ownership interests and profits interests. The Company analyzed the calculation of earnings per unit for using the two-class method and determined that it resulted in values that would not be meaningful to the users of these consolidated financial statements. Therefore, earnings per share information has not been presented for all periods.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs, and minor renovations are charged to operations as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from their respective accounts, and any gain or loss on the disposition is credited or charged to operations.

The Company provides for depreciation of property and equipment using the straight-line method designed to amortize costs over estimated useful lives as follows:

Estimated Useful Life
Furniture, fixtures, and office equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Intangible Assets

Intangible assets consist of internal use software development costs, purchased software, reseller buyouts and customer relationships. The Company is amortizing software development costs and purchased software on the straight-line method over a three-year estimated useful life. Reseller buyouts and customer relationships are amortized utilizing the straight-line method over a ten-year useful life. In addition, the Company evaluates the recoverability of

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of business and summary of significant accounting policies (cont.)

intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment, and actual results may differ from assumed and estimated amounts. No such events, that would trigger the impairment of the Company’s intangible assets, have occurred in the years ending December 31, 2018 of 2017. Therefore, the Company did not record an impairment loss for the years ended December 31, 2018 and 2017.

Goodwill

Goodwill represents the excess of purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. The Company’s reporting units are at the operating segment level or one level below the operating segment level for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method. Relative fair value is estimated using a discounted cash flow analysis.

The Company tests goodwill annually for impairment, as well as upon an indicator of impairment, at the reporting unit level. As of the most recent impairment analysis date, the Company performed a qualitative assessment and determined that no indicators of impairment were present; thus, no fair value testing was performed for the reporting unit. The Company did not record any goodwill impairment charges for the years ended December 31, 2018 and 2017.

Revenue

Revenue is recognized when it is realized or realizable and earned, in accordance with ASC 605, Revenue Recognition (“ASC 605”). Recognition occurs when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. The Company accrues for rights of refund, processing errors or penalties, or other related allowances based on historical experience. More than 95% of our revenue for the years ended December 31, 2018 and 2017, is derived from volume-based payment processing fees (“discount fees”) and other related fixed transaction or service fees. Discount fees represent a percentage of the dollar amount and include both fees related to processing services provided by Repay and interchange and network fees of each credit or debit transaction processed. Discount fees are recognized at the time the merchants’ transactions are processed. The Company follows the requirements of ASC 605-45, Revenue Recognition-Principal Agent Considerations, in determining its merchant processing services revenue reporting. Generally, where the Company has control over merchant pricing, merchant portability, credit risk and ultimate responsibility for the merchant relationship, revenues are reported at the time of sale on a gross basis equal to the full amount of the discount charged to the merchant. This amount includes interchange fees paid to card issuing banks and assessments paid to payment card networks pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants. Revenues are also derived from a variety of fixed transaction or service fees, including authorization fees, convenience fees, statement fees, annual fees, and fees for other miscellaneous services, such as handling chargebacks and are recognized as earned based on contractual terms. The Company establishes estimated selling price, based on the judgment of the Company’s management, considering internal factors such as margin objectives, pricing practices and controls, customer segment pricing strategies and the product life cycle.

Cost of Services

Cost of services consists of interchange and pass-through and other cost of services. Interchange and pass-through consists of interchange fees, dues and assessment, and other pass-through costs. Other cost of services also includes bank processing costs and other third-party processing costs directly attributable to payment processing and related services to merchants.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of business and summary of significant accounting policies (cont.)

Income Taxes

The Company’s legal form of business is a limited liability company. Under the provisions for this form of business, the Company is not a taxable entity, and elements of income and expense flow through and are taxed to the members. The Company may make capital distributions throughout the year to provide funds to the members for their income tax liabilities.

The Company assesses its uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. The Company has determined that it does not have any positions at December 31, 2018, that it would be unable to substantiate.

Transaction Costs

The Company expenses all transactions costs as incurred and are included in selling, general, and administrative expenses in the consolidated statements of operations. For the year ended December 31, 2018, the Company incurred $4,017,339 of transaction costs for previously closed transactions, as well as pending transactions, as described in Note 13 — Subsequent events.

As a result of the December and September 2017 acquisitions described in Note 2, the Company incurred $388,401 in transaction costs on behalf of related parties and $431,371 in transaction costs to outside parties for the year ended December 31, 2017.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expenses totaled $445,161 for the year ended December 31, 2018, and $319,862 for the year ended December 31, 2017. These amounts are included in selling, general, and administrative expenses in the consolidated statement of operations.

Equity Units Awarded

The Company measures profit units awarded to management based on the fair value of the awards on the date of the grant and recognizes compensation expense for those awards over the requisite service period. The profits units vest over varying periods with all of the profits units being fully vested in 2022. Upon certain events, the profits units vesting can be altered.

The fair value of profit interests granted under the profit unit plan is estimated on the grant date using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, expected volatility, an appropriate risk-free interest rate, and the expected life of the option. Forfeitures are accounted for as they occur.

Debt Issuance Costs

The Company accounts for debt issuance costs according to the Financial Accounting Standards Board Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, to present debt issuance costs as a reduction of the carrying amount of the debt.

Fair Value of Financial Instruments

The Company accounts for fair value measurements in accordance with ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or the price

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of business and summary of significant accounting policies (cont.)

paid to transfer a liability as of the measurement date. A three-tier, fair-value reporting hierarchy exists for disclosure of fair value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The three levels are:

•        Level 1 — Quoted prices for identical instruments in active markets.

•        Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•        Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

The carrying value of the Company’s financial instruments, including cash and cash equivalents, restricted cash and processing assets and liabilities approximated their fair values as of December 31, 2018 and 2017, because of the relatively short maturity dates on these instruments. The carrying amount of debt approximates fair value as of December 31, 2018 and 2017, because interest rates on these instruments approximate market interest rates.

Recent Accounting Pronouncements

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company has adopted with update, effective January 1, 2018. There was no material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies the measurement of goodwill impairment by eliminating the requirement that an entity compute the implied fair value of goodwill based on the fair values of its assets and liabilities to measure impairment. Instead, goodwill impairment will be measured as the difference between the fair value of the reporting unit and the carrying value of the reporting unit. The ASU also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. ASU 2017-04 will be effective for the Company beginning on November 1, 2022. The amendment must be applied prospectively with early adoption permitted. The Company elected to early adopt the amendment for the year ended December 31, 2017, which did not have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230).The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The effective date of this ASU for nonpublic entities is for fiscal years beginning after December 15, 2018, and early adoption is permitted. Management is currently assessing the impact this ASU will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Subtopic 842). The purpose of this ASU is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU require that lessees recognize the rights and obligations resulting from leases as assets and liabilities on their balance sheets, initially measured at the present value of the lease payments over the term of the lease, including payments to be made in optional periods to extend the lease and payments to purchase the underlying assets if the lessee is reasonably certain of exercising those options. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of business and summary of significant accounting policies (cont.)

The effective date of this ASU for nonpublic entities is for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Management is currently assessing the impact this ASU will have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The standard’s core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years beginning after December 15, 2017. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. Early application is permitted for nonpublic entities under several options. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its consolidated financial statements.

Reclassification

Certain amounts in the consolidated financial statements have been reclassified from their original presentation to conform to current year presentation. These reclassifications had no material impact on the consolidated financial statements as previously reported.

Note 2. Acquisitions

On December 15, 2017, the Company acquired all of the ownership interests of Paymaxx Pro, LLC (Paymaxx), a Florida limited liability company for the aggregate purchase consideration of $36,217,699, consisting of debt of $34,297,699, and up to $2,000,000 in contingent consideration to be paid on the achievement of certain business growth targets. This contingent earnout liability was estimated to have a fair value of $1,920,000 as of the closing date and was recorded in accruals on the Company’s balance sheet at December 31, 2017. Paymaxx is a payment solutions provider to the automotive finance market. As part of the acquisition, the Company acquired increased distribution capabilities in the form of an internal sales force and numerous software, or Dealer Management System, integrations. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess being allocated to goodwill. The goodwill of $25,478,274 arising from the acquisition consists largely of expected changes from improvements to the Company’s competitive position due to (i) assembled workforce, (ii) industry expertise, and (iii) technological integrations. The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

At December 15, 2017:

Consideration, funded by long-term debt	$34,297,699
Accrued earnout	1,920,000
Total Consideration	36,217,699

Recognized amounts of identifiable assets acquired and liabilities assumed:
Assets:
Accounts receivable	$289,946
Property and equipment	25,400
Prepaid expenses and other	119,823
Customer relationships	10,416,326
Liabilities:
Accounts payable	(112,070)
Total identifiable net assets	10,739,425
Goodwill	25,478,274
$36,217,699

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2.    Acquisitions (cont.)

On September 28, 2017, the Company acquired all of the ownership interests of PaidSuite, Inc., a Nevada Corporation and PaidMD, LLC, an Arizona limited liability company for the aggregate purchase consideration of $4,829,000 consisting of debt of $4,829,000, and up to $400,000 in contingent consideration to be paid on the achievement of certain business growth targets. This contingent earnout liability was estimated to have a fair value of $0 as of the closing date. PaidSuite is an electronic payment solutions provider to the accounts receivable management industry. The transaction provided the Company access into the accounts receivable management space via customer and independent software vendor relationships. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess being allocated to goodwill. The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

At September 28, 2017:

Consideration, funded by long-term debt	$4,829,000
Recognized amounts of identifiable assets acquired and liabilities assumed:
Assets:
Accounts receivable	$264,192
Prepaid expenses and other	7,644
Customer Relationships	4,728,000
Liabilities:
Accounts payable	(7,281)
Accrued expenses	(163,555)
Total identifiable net assets	$4,829,000

Note 3.    Property and equipment

Property and equipment consisted of the following:

	December 31, 2018	December 31, 2017
Furniture, fixtures, and office equipment	$893,287	$515,847
Computers	600,139	194,933
Leasehold improvements	310,520	223,919
Total	1,803,946	934,698
Less: Accumulated depreciation and amortization	556,797	191,414
	$1,247,149	$743,284

Depreciation expense for property and equipment was $392,806 for the year ended December 31, 2018, and $164,141 for the year ended December 31, 2017. During the years ended December 31, 2018 and 2017, the Company disposed of $44,251 and $11,565 in fixed assets with accumulated depreciation of $27,424 and $3,595, respectively.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4.    Intangible assets

Intangible assets consisted of the following:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Useful Life (Years)
Customer relationships	79,187,788	8,740,130	70,447,658	8.92
Software costs	3,624,383	727,359	2,897,024	2.43
Merchant agreements	22,000	184	21,816	9.92
Balance as of December 31, 2017	$82,834,171	$9,467,673	$73,366,498	4.33

Customer relationships	79,187,788	16,658,909	62,528,880	7.92
Software costs	7,949,839	2,779,091	5,170,748	2.10
Merchant agreements	581,000	57,867	523,133	9.00
Balance as of December 31, 2018	$87,718,627	$19,495,866	$68,222,761	7.49

Amortization expense for intangible assets was $10,028,197 and $7,292,297 for the years ended December 31, 2018 and 2017, respectively.

The estimated amortization expense for the next five years and thereafter in the aggregate is as follows:

Year Ending December 31,	Estimated Future Amortization Expense
2019	10,586,232
2020	9,940,059
2021	8,575,093
2022	7,976,879
2023	7,976,879
Thereafter	23,167,619
$68,222,761

Note 5.    Goodwill

The following table presents changes to goodwill for the years ended December 31, 2018 and 2017:

Total
Balance as of December 31, 2016	$94,050,928
Acquisitions	25,478,274
Dispositions	—
Impairment Loss	—
Balance as of December 31, 2017	119,529,202
Acquisitions	—
Dispositions	—
Impairment Loss	—
Balance as of December 31, 2018	$119,529,202

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6.    Line of Credit

The Company entered into a Credit Agreement on September 28, 2017, with a financial institution, which provided for a maximum $10,000,000 revolving loan at a variable interest rate (5.77% and 5.32% at December 31, 2018 and 2017, respectively). The term of the agreement expires in September 28, 2022. At December 31, 2018 and 2017, the outstanding balance on the revolving loan was $3,500,000 and $500,000, respectively. The line of credit is collateralized by substantially all assets based on the Credit Agreement’s collateral documents, and includes restrictive qualitative and quantitative covenants, as defined in the Credit Agreement. The Company was in compliance with its restrictive covenants at December 31, 2018 and 2017.

Interest expense on the line of credit totaled $181,586 and $50,780 for the years ended December 31, 2018 and 2017, respectively.

Note 7.    Long-term Debt

On September 28, 2017, and amended December 15, 2017, the Company entered into a Credit Agreement with a financial institution, which included a revolving loan component (See Note 6), the Term Loan described below, and a delayed draw component described below. The debt is collateralized by substantially all assets based on the Credit Agreement’s collateral documents, and includes restrictive qualitative and quantitative covenants, as defined in the Credit Agreement. The Company was in compliance with its restrictive covenants at December 31, 2018 and 2017.

At December 31, long-term debt consists of the following:

	December 31, 2018	December 31, 2017
Noncurrent indebtedness:
Term Loan – financial institutions, bearing interest at variable rates (5.77% and 5.32% at December 31, 2018 and 2017, respectively), requiring quarterly principal payments of $850,000 plus interest, with the remaining balance due at maturity, maturing September 28, 2022, secured by substantially all assets of the Company	$63,750,000	$67,150,000

Delayed Draw Term Loan – financial institutions, bearing interest at variable rates (5.77% and 5.23% at December 31, 2018 and 2017, respectively), requiring quarterly principal payments equal to 1.25% of the initial principal amount plus interest, with the remaining balance due at maturity, maturing September 28, 2022	28,500,000	30,000,000
	92,250,000	97,150,000
Less: Current maturities of long-term debt	4,900,000	4,900,000
Less: Long-term loan debt issuance cost	1,534,796	1,942,199
	$85,815,204	$90,307,801

Following is a summary of principal maturities of long-term debt for each of the next five years ending December 31 and in the aggregate:

2019	4,900,000
2020	4,900,000
2021	4,900,000
2022	77,550,000
$92,250,000

Beginning in 2019, increased principal payments on the Term Loans may be required based on excess cash flows as defined in the Credit Agreement.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 7.    Long-term Debt (cont.)

Interest expense on the long-term debt totaled $5,481,360 and $4,392,301 for the years ended December 31, 2018 and 2017, respectively. Amortization of the debt issuance costs totaled $407,403 and $239,190, which are reported as interest expense in the consolidated statements of operations, for the years ended December 31, 2018 and 2017, respectively.

As a result of the refinancing in September 2017, the Company incurred a prepayment fee of $487,500 and wrote off debt issuance costs of $753,958, which are included in other expenses in the consolidated statements of operations.

Note 8.    Seller Notes

On September 1, 2016, the Company entered into three Seller Notes totaling $10,000,000. The notes were subordinate to the Term Loan and Line of Credit with an interest rate of 12% (with 8% of the annual interest due in quarterly cash payments and the remaining 4% accruing to the principal balance of the Seller Notes, subject to change based on conditions described in the Seller Notes agreement). The notes were paid in full during 2017.

Interest expense on the seller notes totaled $1,011,252 for the year ended December 31, 2017, inclusive of paid in kind interest of $403,751.

Note 9.    Commitments

The Company is committed under various operating leases for buildings with varying expiration dates. Total rent expense for all operating leases was $592,254 for the year ended December 31, 2018 and $372,703 for the year ended December 31, 2017. Future minimum lease payments under noncancelable operating leases as of December 31, 2018, are as follows:

2019	$834,281
2020	634,006
2021	425,977
2022	255,105
2023	103,868
Thereafter	—
$2,253,237

Note 10.    Related party transactions

The Company paid management fees to a related party having common ownership in the amount of $400,000 for each of the years ended December 31, 2018 and 2017, and are included in selling, general, and administrative expenses in the consolidated statement of operations.

For the year ended December 31, 2018, the Company incurred transaction costs of $1,605,188 from related parties. During the year ended December 31, 2017, the Company incurred $388,401 in transaction costs from related parties.

At December 31, 2016, the Company also had $6,000,000 in Seller Notes due to executive management on the balance sheet. The Seller Notes were paid in full during 2017, including interest of $1,011,252.

Note 11.    Employee benefit plan

The Company established a defined contribution savings plan covering substantially all of the Company’s employees. The plan provides tax-deferred amounts for each participant, consisting of employee elective contributions, employer matching and discretionary employer contributions. Total expense recognized in connection the plan totaled $210,956 and $67,554 for the years ended December 31, 2018 and 2017, respectively. These amounts are included in selling general and administrative expenses in the consolidated statement of operations.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12.    Share based compensation

Under the Hawk Parent Holdings LLC Amended Unit Plan (the “Profit Units Plan”), profit units in Hawk Parent (“Profit Units”) were awarded to certain employees of the Company. The Profit Units vest over five years, are subject to service-based vesting, and holders of vested Profit Units are entitled to participate in Hawk Parent’s distributions, subject to certain preferred distribution rights of the LLC Unit holders.

A summary of the changes in nonvested units outstanding under the Profit Units Plan for the year ended December 31, 2018 is presented below:

	Units	Weighted average fair value per unit
Nonvested units at January 1, 2018	12,374	$179.62
Activity during the period:
Granted	—	—
Vested	(2,914)	169.21
Nonvested units at December 31, 2018	9,460	$182.83

The estimated fair value of Profit Units that vested during the years ended December 31, 2018 and 2017, were $493,016 and $242,450, respectively. Compensation expense related to profits interests is measured based on the grant-date fair value of the Profit Units. As of December 31, 2018, the Company had unrecognized compensation expense related to the Profit Units of $908,977, to be recognized over the requisite vesting period of 3.0 years.

We use a Black-Scholes options pricing model to determine the grant-date fair value of profits interests. The Company used an assumption of 35% volatility, which was estimated based on the respective asset volatilities of peer companies and the current capital structure of the Company. Further, a risk-free return rate of 2.51% was used, based on the U.S. Treasury bond rate interpolated to match the expected term as of the valuation date. A term of 0.5 years was used to determine the fair value, based on Management’s visibility into a pending transaction that is expected to close in Q2 2019. Please see Note 13 — Subsequent events, for more detail.

Note 13.    Subsequent events

Management has evaluated subsequent events and their potential effects on these consolidated financial statements through March 11, 2019, which is the date the consolidated financial statements were available to be issued.

On January 21, 2019, Thunder Bridge Acquisition, Ltd. (“Thunder Bridge”), a Cayman Islands exempted company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TB Acquisition Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Thunder Bridge (“Merger Sub”), Hawk Parent Holdings LLC, and CC Payment Holdings, LLC. Pursuant to the Merger Agreement, Thunder Bridge will domesticate from a Cayman Islands exempted company to a Delaware corporation and Merger Sub will merge with and into Hawk Parent with Hawk Parent continuing as the surviving entity and a subsidiary of Thunder Bridge.

Note 14.    Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications changed the presentation of revenue on the statement of operations for the years ended December 31, 2018 and 2017. An adjustment has been made to identify the Processing and Service Fees and Interchange and Network Fee revenue. This change in revenue presentation does not affect the total revenue recognized in either period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members

of Hawk Parent Holdings LLC

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hawk Parent Holdings LLC. as of December 31, 2017 (Successor) and 2016 (Successor), the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2017 (Successor) and for the period from September 1, 2016 to December 31, 2016 (Successor) and the related notes to the consolidated financial statements. We have also audited the accompanying consolidated balance sheet of Repay Holdings LLC as of August 31, 2016 (Predecessor), the related consolidated statements of operations, members’ equity, and cash flows for the period from January 1, 2016 to August 31, 2016 (Predecessor) and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hawk Parent Holdings LLC. as of December 31, 2017 (Successor) and 2016 (Successor), and the results of its operations and its cash flows for the year ended December 31, 2017 (Successor) and for the period from September 1, 2016 to December 31, 2016 (Successor), in conformity with accounting principles generally accepted in the United States of America. It is also our opinion that the financial statements referred to above present fairly, in all material respects, the financial position of Repay Holdings, LLC as of August 31, 2016 (Predecessor), and the results of its operations and its cash flows for the period from January 1, 2016 to August 31, 2016 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Hawk Parent Holdings LLC.’s management. Our responsibility is to express an opinion on Hawk Parent Holdings LLC.’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hawk Parent Holdings LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Warren Averett, LLC

We have served as Hawk Parent Holdings LLC. and Predecessor’s auditor since 2013.

Birmingham, Alabama

November 28, 2018

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2017 AND 2016 AND AUGUST 31, 2016

	Successor		Predecessor
	December 31, 2017	December 31, 2016	August 31, 2016
Assets
Cash and cash equivalents	$6,137,687	$2,777,920	$10,272,558
Accounts receivable	4,444,962	2,838,763	2,785,673
Prepaid expenses and other	423,085	200,211	96,988
Total current assets	11,005,734	5,816,894	13,155,219

Property, plant and equipment, net	743,284	441,394	268,878
Restricted cash	6,953,485	1,600,634	1,491,531
Intangible assets, net of amortization	73,366,498	62,525,594	12,493,645
Goodwill	119,529,202	94,050,928	28,895,039
Total noncurrent assets	200,592,469	158,618,550	43,149,093
Total assets	$211,598,203	$164,435,444	$56,304,312

Liabilities
Accounts payable	$1,407,288	$1,197,615	$1,235,288
Accrued expenses	10,431,231	4,675,579	11,243,903
Current maturities of long-term debt	4,900,000	2,500,000	2,642,030
Total current liabilities	16,738,519	8,373,194	15,121,221

Long-term debt, net of current maturities	90,307,801	46,601,667	8,764,554
Seller’s note	—	4,000,000	—
Line of credit	500,000	—	–
Indebtedness to related parties	—	6,000,000	—
Total noncurrent liabilities	90,807,801	56,601,667	8,764,554
Total liabilities	$107,546,320	$64,974,861	$23,885,775

Commitment and Contingencies

Members’ Equity	104,051,883	99,460,583	32,418,537
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$211,598,203	$164,435,444	$56,304,312

See accompanying notes to consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017, THE PERIOD
FROM INCEPTION (SEPTEMBER 1, 2016) THROUGH DECEMBER 31, 2016
AND THE PERIOD FROM JANUARY 1, 2016 THROUGH AUGUST 31, 2016

	Successor		Predecessor
	Year Ended December 31, 2017	Period from September 1 Through December 31, 2016	Period from January 1 Through August 31, 2016
REVENUE
Processing and service fees	$57,062,810	$16,810,657	$34,531,828
Interchange and network fees	36,888,311	11,936,454	19,016,354
TOTAL REVENUE	$93,951,121	$28,747,111	$53,548,182

OPERATING EXPENSES
Interchange and network fees	36,888,311	11,936,454	19,016,354
Other costs of services	20,713,025	6,689,336	15,595,954
Selling, general, and administrative	14,604,261	6,301,495	17,273,355
Depreciation and amortization	7,456,438	2,206,751	1,529,813
Change in fair value of contingent consideration	(2,100,000)	—	—

Total operating expenses	77,562,035	27,134,036	53,415,476

INCOME FROM OPERATIONS	16,389,086	1,613,075	132,706

OTHER INCOME (EXPENSES)
Interest expense	(5,706,232)	(1,917,051)	(333,370)
Other expense	(1,234,610)	(7,067)	—

Total other expenses	(6,940,842)	(1,924,118)	(333,370)

NET INCOME (LOSS)	$9,448,244	$(311,043)	$(200,664)

See accompanying notes to consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
STATEMENTS OF MEMBERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017, THE PERIOD FROM
INCEPTION (SEPTEMBER 1, 2016) THROUGH DECEMBER 31, 2016 AND
THE PERIOD FROM JANUARY 1, 2016 THROUGH AUGUST 31,2016

Total Equity
Predecessor
Members’ equity, December 31, 2015	$36,753,344
Net loss	(200,664)
Distribution to members	(4,134,143)
Balance at August 31, 2016	32,418,537

Successor
Members’ equity, September 1, 2016	—
Net loss	(311,043)
Contributions by members	101,838,202
Stock based compensation	136,726
Distribution to members	(2,203,302)
Balance at December 31, 2016	99,460,583

Net Income	9,448,244
Stock based compensation	622,411
Distribution to members	(5,479,355)
Balance at December 31, 2017	$104,051,883

See accompanying notes to consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017, THE PERIOD
FROM INCEPTION (SEPTEMBER 1, 2016) THROUGH DECEMBER 31, 2016
AND THE PERIOD FROM JANUARY 1, 2016 THROUGH AUGUST 31, 2016

	Successor		Predecessor
	Year Ended December 31, 2017	Period from September 1 Through December 31, 2016	Period from January 1 Through August 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$9,448,244	$(311,043)	$(200,664)

Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Provision for (reduction in) bad debts	(2,900)	3,189	(2,900)
Depreciation and amortization	7,456,438	2,206,751	1,529,813
Stock based compensation	622,411	136,726	—
Interest expense related to debt issuance costs	239,190	64,167	(5,183)
Write-off of unamortized loan costs	753,958	—	—
Loss on disposal of property and equipment	7,970	7,069	—
Change in accounts receivable	(1,049,161)	(56,279)	(624,002)
Change in prepaid expenses and other	(95,410)	(94,446)	58,950
Change in restricted cash	(5,352,851)	(109,103)	(604,530)
Change in accounts payable	90,322	(52,361)	641,612
Change in accrued expenses	3,672,100	(9,571,985)	9,782,604
Net cash provided (used) by operating activities	15,790,311	(7,777,315)	10,575,700

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(448,601)	(210,962)	(108,932)
Purchases of intangible assets	(2,988,875)	(657,508)	(992,580)
Acquisition of Repay Holdings, LLC, net of cash acquired	—	(60,461,842)	—
Net cash used in investing activities	(3,437,476)	(61,330,312)	(1,101,512)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in line of credit	500,000	—	—
Issuance of long-term debt	58,873,301	—	—
Payments on long-term debt	(50,850,000)	—	(1,790,785)
Payments on seller notes	(10,000,000)	—	—
Members’ contributions	—	75,051,349	—
Members’ distributions	(5,479,355)	(2,203,302)	(4,134,143)
Payment of loan costs	(2,037,014)	(962,500)	—
Net cash provided (used) by financing activities	(8,993,068)	71,885,547	(5,924,928)

INCREASE IN CASH AND CASH EQUIVALENTS	$3,359,767	$2,777,920	$3,549,260

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,777,920	—	6,723,298

CASH AND CASH EQUIVALENTS AT END OF YEAR	$6,137,687	$2,777,920	$10,272,558

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$5,467,042	$1,852,884	$338,553

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Acquisition of Wildcat Acquisition, LLC in exchange for long-term debt	$4,829,000	—	—
Acquisition of Marlin Acquirer, LLC in exchange for long-term debt	$34,297,699	—	—
Acquisition of Repay Holdings, LLC in exchange for long-term debt and seller notes	—	$60,000,000	—
Acquisition of Repay Holdings, LLC in exchange for equity interest in Hawk Parent Holdings LLC	—	$26,786,853	—
Acquisition of Sigma Acquisition in exchange for long-term debt	—	—	$6,250,000

See accompanying notes to consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Business and Summary of Significant Accounting Policies

Hawk Parent Holdings LLC and its consolidated subsidiaries (“Hawk Parent” or the “Company”) is a full-service provider of electronic transaction processing services across industries and a provider to the consumer finance and auto industries. The Company established itself within the consumer finance industry in delivering core card processing, as well as payment solutions to both storefront and online merchants whose unique needs have typically not been well served by traditional payment solutions.

The Company was organized through its majority member, CC Payment Holdings, LLC to be a holding company and is governed by its Limited Liability Company Agreement dated September 1, 2016. The Company’s officers are designated by its members. The liability of the members of the Company is limited to the members’ total capital contributions. On September 1, 2016, the Company’s members initially made capital contributions of $75,051,349 and borrowed $50,000,000 from financial institutions for the purpose of purchasing the ownership interests in Repay Holdings, LLC and Subsidiaries (the “Acquired Entities”). For accounting purposes, Hawk Parent is the acquirer and the accounting “Successor” in the Business Combination while Repay Holdings, LLC is the acquiree and accounting “Predecessor”. Our financial statement presentation includes the financial statements of Repay Holdings, LLC as “Predecessor” for all periods prior to the Closing Date (September 1, 2016) and of Hawk Parent including the consolidation of Repay Holdings, LLC, for periods after the Closing Date. See Note 2 for further discussion of the acquisition.

On January 1, 2016, Repay Holdings, LLC acquired all of the ownership interests of Sigma Payment Solutions, Inc. for cash consideration. On September 28, 2017, Repay Holdings, LLC acquired all of the ownership interests of Paidsuite, Inc. and PaidMD, LLC, (Wildcat Acquisition, LLC) through the issuance of long-term debt. On December 15, 2017, Repay Holdings, LLC acquired all of the ownership interests of Paymaxx Pro, LLC (Marlin Acquirer, LLC) through the issuance of long-term debt. See Note 2 for further discussion of the acquisitions.

Principles of Consolidation

The consolidated financial statements include the accounts of Hawk Parent Holdings LLC and the following wholly owned subsidiaries, Hawk Intermediate Holdings, LLC, Hawk Buyer Holdings, LLC, Repay Holdings, LLC, M & A Ventures, LLC, Sigma Acquisition, LLC, Wildcat Acquisition, LLC, and Marlin Acquirer, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Preparation

The accompanying consolidated financial statements of the Company were prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company uses the accrual basis of accounting whereby revenues are recognized when earned, usually upon the date services are rendered, and expenses are recognized at the date services are rendered or goods are received.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported consolidated statements of operations during the reporting period. Actual results could differ from those estimates.

Segment Reporting

Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance for the organization. The Company’s chief decision maker is the Chief Executive Officer. The Company’s chief decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. Accordingly, the Company has determined that it has one operating segment; Merchant services.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Business and Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposit accounts, and short-term investments with original maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Restricted Cash

Restricted cash consists of funds required to serve as security for services rendered by a service provider under a service provider agreement.

Accounts Receivable

Accounts receivable represent amounts due from customers and payment processors for services rendered less estimated allowances for doubtful accounts. The Company maintains a policy for reserving for uncollectible accounts. The Company calculates the allowance for uncollectible accounts based on a percentage of revenue. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against operations. Based on management’s assessment, no allowance for doubtful accounts has been recorded as at December 31, 2017 ($2,900 as at December 31, 2016 and $0 as at August 31, 2016).

Concentration of Credit Risk

The Company is highly diversified, and no single merchant represents greater than 10% of the business on a volume or profit basis.

Earnings per Share

The Company’s LLC membership structure included several different types of LLC interests including ownership interests and profits interests. The Company analyzed the calculation of earnings per unit for using the two-class method and determined that it resulted in values that would not be meaningful to the users of these consolidated financial statements. Therefore, earnings per share information has not been presented for all periods.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs, and minor renovations are charged to operations as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from their respective accounts, and any gain or loss on the disposition is credited or charged to operations.

The Company provides for depreciation of property and equipment using the straight-line method designed to amortize costs over estimated useful lives as follows:

Estimated Useful Life
Furniture, fixtures, and office equipment	5 years
Computers	3 years
Leasehold improvements	5 years

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Business and Summary of Significant Accounting Policies (cont.)

Intangible Assets

Intangible assets consist of internal use software development costs, purchased software, and customer relationships. The Company is amortizing software development costs and purchased software on the straight-line method over a three-year estimated useful life, and over a ten-year estimated useful life for reseller buyouts and customer relationships. In addition, the Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment, and actual results may differ from assumed and estimated amounts. The Company did not record an impairment loss for the year ended December 31, 2017, the period from inception (September 1, 2016) through December 31, 2016, or the period from January 1, 2016 through August 31, 2016.

Goodwill

Goodwill represents the excess of purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. The Company’s reporting units are at the operating segment level or one level below the operating segment level for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method. Relative fair value is estimated using a discounted cash flow analysis.

The Company tests goodwill annually for impairment, as well as upon an indicator of impairment, at the reporting unit level. As of the most recent impairment analysis date, the fair value of each reporting unit exceeded its carrying value. The Company did not record any goodwill impairment charges for the year ended December 31, 2017, the period from inception (September 1, 2016) through December 31, 2016, or the period from January 1, 2016 through August 31, 2016.

Revenue

Revenue is recognized when it is realized or realizable and earned, in accordance with ASC 605, Revenue Recognition (“ASC 605”). Recognition occurs when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. The Company accrues for rights of refund, processing errors or penalties, or other related allowances based on historical experience. More than 95% of our revenue for the year ended December 31, 2017, the period from inception (September 1, 2016) through December 31, 2016 and the period from January 1, 2016 through August 31, 2016 is derived from volume-based payment processing fees (“discount fees”) and other related fixed transaction or service fees. Discount fees represent a percentage of the dollar amount of each credit or debit transaction processed and include both fees related to processing services provided by Repay and interchange and network fees. Discount fees are recognized at the time the merchants’ transactions are processed. The Company follows the requirements of ASC 605-45, Revenue Recognition-Principal Agent Considerations, in determining its merchant processing services revenue reporting. Generally, where the Company has control over merchant pricing, merchant portability, credit risk and ultimate responsibility for the merchant relationship, revenues are reported at the time of sale on a gross basis equal to the full amount of the discount charged to the merchant. This amount includes interchange fees paid to card issuing banks and assessments paid to payment card networks pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants. Revenues are also derived from a variety of fixed transaction or service fees, including authorization fees, convenience fees, statement fees, annual fees, and fees for other miscellaneous services, such as handling chargebacks and are recognized as earned based on contractual terms. The Company establishes estimated selling price, based on the judgment of the Company’s management, considering internal factors such as margin objectives, pricing practices and controls, customer segment pricing strategies and the product life cycle.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Business and Summary of Significant Accounting Policies (cont.)

Cost of Services

Cost of services consists of interchange and pass-through and other cost of services. Interchange and pass-through consists of interchange fees, dues and assessment, and other pass-through costs. Other cost of services also includes bank processing costs and other third-party processing costs directly attributable to payment processing and related services to merchants.

Income Taxes

The Company’s legal form of business is a limited liability company. Under the provisions for this form of business, the Company is not a taxable entity, and elements of income and expense flow through and are taxed to the members. The Company may make capital distributions throughout the year to provide funds to the members for their income tax liabilities.

The Company assesses its uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. The Company has determined that it does not have any positions at December 31, 2017, that it would be unable to substantiate.

Transaction Costs

The Company expenses all transactions costs as incurred and are included in selling, general, and administrative expenses in the consolidated statements of operations.

As a result of the December and September 2017 acquisitions described in Note 2, the Company incurred $388,401 in transaction costs on behalf of related parties and $431,371 in transaction costs to outside parties for the year ended December 31, 2017.

As a result of the September 2016 acquisition described in Note 2, the Company incurred $2,900,000 in transaction costs on behalf of related parties and $29,959 in transaction costs to outside parties for the period from inception (September 1, 2016) through December 31, 2016.

As a result of the January 2016 acquisition described in Note 2, the Company incurred $350,000 in transaction costs on behalf of related parties and $74,791 in transaction costs to outside parties for the period from January 1, 2016 through August 31, 2016. As a result of the acquisition which closed in September 2016, the Company incurred $11,470,355 in transaction costs on behalf of related parties and $459,247 in transaction costs to outside parties for the period from January 1, 2016 through August 31, 2016.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expenses totaled $319,862 for the year ended December 31, 2017, $44,469 for the period from inception (September 1, 2016) through December 31, 2016 and $166,792 for the period from January 1, 2016 through August 31, 2016 and are included in selling, general, and administrative expenses in the consolidated statement of operations.

Equity Units Awarded

The Company measures profit units awarded to management based on the fair value of the awards on the date of the grant and recognizes compensation expense for those awards over the requisite service period. The profits units vest over varying periods with all of the profits units being fully vested in 2022. Upon certain events, the profits units vesting can be altered.

The fair value of profit interests granted under the profit unit plan is estimated on the grant date using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, expected volatility, an appropriate risk-free interest rate, and the expected life of the option. Forfeitures are accounted for as they occur.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Business and Summary of Significant Accounting Policies (cont.)

Debt Issuance Costs

The Company accounts for debt issuance costs according to the Financial Accounting Standards Board Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, to present debt issuance costs as a reduction of the carrying amount of the debt.

Fair Value of Financial Instruments

The Company accounts for fair value measurements in accordance with ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or the price paid to transfer a liability as of the measurement date. A three-tier, fair-value reporting hierarchy exists for disclosure of fair value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The three levels are:

•        Level 1 — Quoted prices for identical instruments in active markets.

•        Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•        Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

The carrying value of the Company’s financial instruments, including cash and cash equivalents, restricted cash and processing assets and liabilities approximated their fair values as of December 31, 2017 and 2016, because of the relatively short maturity dates on these instruments. The carrying amount of debt approximates fair value as of December 31, 2017 and 2016, because interest rates on these instruments approximate market interest rates.

Recent Accounting Pronouncements

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2017-01 will have on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies the measurement of goodwill impairment by eliminating the requirement that an entity compute the implied fair value of goodwill based on the fair values of its assets and liabilities to measure impairment. Instead, goodwill impairment will be measured as the difference between the fair value of the reporting unit and the carrying value of the reporting unit. The ASU also clarifies the treatment of the income tax effect of tax deductible goodwill when measuring goodwill impairment loss. ASU 2017-04 will be effective for the Company beginning on November 1, 2022. The amendment must be applied prospectively with early adoption permitted. The Company elected to early adopt the amendment for the year ended December 31, 2017, which did not have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230).The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Business and Summary of Significant Accounting Policies (cont.)

effective date of this ASU for nonpublic entities is for fiscal years beginning after December 15, 2018, and early adoption is permitted. Management is currently assessing the impact this ASU will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Subtopic 842). The purpose of this ASU is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU require that lessees recognize the rights and obligations resulting from leases as assets and liabilities on their balance sheets, initially measured at the present value of the lease payments over the term of the lease, including payments to be made in optional periods to extend the lease and payments to purchase the underlying assets if the lessee is reasonably certain of exercising those options. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP.

The effective date of this ASU for nonpublic entities is for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Management is currently assessing the impact this ASU will have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The standard’s core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years beginning after December 15, 2017. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. Early application is permitted for nonpublic entities under several options. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its consolidated financial statements.

Subsequent Events

Management has evaluated subsequent events and their potential effects on these consolidated financial statements through November 28, 2018, which is the date the consolidated financial statements were available to be issued.

Reclassification

Certain amounts in the consolidated financial statements have been reclassified from their original presentation to conform to current year presentation. These reclassifications had no material impact on the consolidated financial statements as previously reported.

Note 2.    Acquisitions

On December 15, 2017, the Company acquired all of the ownership interests of Paymaxx Pro, LLC (Paymaxx), a Florida limited liability company for the aggregate purchase consideration of $36,217,699, consisting of debt of $34,297,699, and up to $2,000,000 in contingent consideration to be paid on the achievement of certain business growth targets. This contingent earnout liability was estimated to have a fair value of $1,920,000 as of the closing date and was recorded in accruals on the Company’s balance sheet at December 31, 2017. Paymaxx is a payment solutions provider to the automotive finance market. As part of the acquisition, the Company acquired increased distribution capabilities in the form of an internal sales force and numerous software, or Dealer Management System, integrations. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess being allocated to goodwill. The goodwill of $25,478,274 arising from the acquisition consists largely of expected changes from improvements to the Company’s

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2.    Acquisitions (cont.)

competitive position due to (i) assembled workforce, (ii) industry expertise, and (iii) technological integrations. The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

At December 15, 2017:

Consideration, funded by long-term debt	$34,297,699
Accrued earnout	1,920,000
Total Consideration	36,217,699

Recognized amounts of identifiable assets acquired and liabilities assumed:

Assets:
Accounts receivable	$289,946
Property and equipment	25,400
Prepaid expenses and other	119,823
Customer relationships	10,416,326
Liabilities:
Accounts payable	(112,070)

Total identifiable net assets	10,739,425
Goodwill	25,478,274
$36,217,699

Disclosure of proforma information required under ASC Topic 805, “Business Combinations” is impracticable due to financial records that are not available in GAAP. On September 28, 2017, the Company acquired all of the ownership interests of PaidSuite, Inc., a Nevada Corporation and PaidMD, LLC, an Arizona limited liability company for the aggregate purchase consideration of $4,829,000 consisting of debt of $4,829,000, and up to $400,000 in contingent consideration to be paid on the achievement of certain business growth targets. This contingent earnout liability was estimated to have a fair value of $0 as of the closing date. PaidSuite is an electronic payment solutions provider to the accounts receivable management industry. The transaction provided the Company access into the accounts receivable management space via customer and independent software vendor relationships. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess being allocated to goodwill. The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

At September 28, 2017:

Consideration, funded by long-term debt	$4,829,000

Recognized amounts of identifiable assets acquired and liabilities assumed:

Assets:
Accounts receivable	$264,192
Prepaid expenses and other	7,644
Customer Relationships	4,728,000
Liabilities:
Accounts payable	(7,281)
Accrued expenses	(163,555)

Total identifiable net assets	$4,829,000

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2.    Acquisitions (cont.)

On September 1, 2016, the Company acquired all of the ownership interests of Repay Holdings, LLC, a Delaware limited liability company, M & A Ventures, a Georgia limited liability company, and Sigma Payment Solutions Inc. (“Sigma”), a Delaware limited liability company for the aggregate consideration of $160,975,702, consisting of preferred units of the Company with an assessed fair value of $26,786,853, cash of $75,051,349, long-term debt of $49,037,500, subordinated notes payable to the sellers of $10,000,000, and up to $7,024,298 in contingent consideration to be paid on the achievement of certain business growth targets, less transaction costs of $2,900,000. This contingent earnout liability was estimated to have a fair value of $3,000,000 as of the closing date. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess being allocated to goodwill. The goodwill of $94,050,928 arising from the acquisition consists largely of expected changes from improvements to the Company’s competitive position due to (i) assembled workforce, (ii) industry expertise, and (iii) technological integrations. The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

At September 1, 2016:

Equity interest in Hawk Parent Holdings LLC	$26,786,853
Cash	75,051,349
Long-term debt	49,037,500
Subordinated notes payable	10,000,000
Accrued earnout	3,000,000
Less: transaction costs	(2,900,000)
Total Consideration	160,975,702

Recognized amounts of identifiable assets acquired and liabilities assumed:

Assets:
Cash	$10,727,007
Accounts receivable	2,785,673
Property and equipment	268,878
Restricted cash	1,491,531
Prepaid expenses and other	105,762
Customer relationships	64,043,462
Liabilities:
Accounts payable	(1,249,976)
Accrued expenses	(11,247,563)

Total identifiable net assets	66,924,774
Goodwill	94,050,928

$160,975,702

On January 1, 2016, Repay Holdings, LLC acquired all of the ownership interests of Sigma for the aggregate purchase consideration of $6,400,000, consisting of cash of $6,250,000, and up to $150,000 in contingent consideration to be paid on the achievement of certain business growth targets. This contingent earnout liability was estimated to have a fair value of $150,000 as of the closing date. Sigma is an electronic payment solutions provider to the automotive finance industry. Additionally, the transaction furthered Repay Holdings, LLC’s core strategy of offering innovative and highly integrated payment solutions to niche verticals. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess being allocated to goodwill. The goodwill of $4,110,292 arising from the acquisition consists largely of expected changes from improvements to the Company’s competitive position due to (i) assembled workforce, (ii) industry expertise, and (iii) technological integrations. The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2.    Acquisitions (cont.)

At January 1, 2016:

Consideration	$6,250,000
Accrued earnout	150,000
Total Consideration	6,400,000

Recognized amounts of identifiable assets acquired and liabilities assumed:

Assets:
Cash	$148,800
Accounts receivable	178,703
Property and equipment	56,000
Restricted cash	1,200
Prepaid expenses and other	5,212
Software costs	800,000
Customer relationships	1,123,497
Liabilities:
Accounts payable	(23,704)

Total identifiable net assets	2,289,708
Goodwill	4,110,292

$6,400,000

Note 3.    Property and Equipment

Property and equipment consisted of the following:

	Successor		Predecessor
	December 31, 2017	December 31, 2016	August 31, 2016

Furniture, fixtures, and office equipment	$515,847	$246,867	$192,869
Computers	194,933	92,153	86,000
Leasehold improvements	223,919	133,242	55,000
Total	934,698	472,262	333,869
Less: Accumulated depreciation and amortization	191,414	30,868	64,990
	$743,284	$441,394	$268,878

Depreciation expense for property and equipment was $164,141 for the year ended December 31, 2017, $31,376 for the period from inception (September 1, 2016) through December 31, 2016, and $35,960 for the period from January 1, 2016 through August 31, 2016. During the year ended December 31, 2017, the period from inception (September 1, 2016) through December 31, 2016, and the period from January 1, 2016 through August 31, 2016, the Company disposed of $11,565, $7,826, and $0 in fixed assets with accumulated depreciation of $3,595, $757 and $0, respectively.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4.    Intangible Assets

Intangible assets consisted of the following:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Useful Life (Years)
Predecessor
Customer relationships	$14,073,844	$3,629,168	$10,444,676	7.50
Software costs	2,995,459	946,490	2,048,969	2.29
Balance as of August 31, 2016	$17,069,303	$4,575,658	$12,493,645	6.65

Successor
Customer relationships	$64,043,462	$2,134,782	$61,908,680	9.67
Software costs	657,507	40,593	616,914	2.81
Balance as of December 31, 2016	64,700,969	2,175,375	62,525,594	9.60

Customer relationships	79,187,788	8,740,130	70,447,658	8.92
Software costs	3,624,383	727,359	2,897,024	2.43
Merchant agreements	22,000	184	21,816	9.92
Balance as of December 31, 2017	$82,834,171	$9,467,673	$73,366,498	4.33

Amortization expense for intangible assets was $7,292,297 for the year ended December 31, 2017, $2,175,375 for the period from inception (September 1, 2016) through December 31, 2016, and $1,493,853 for the period from January 1, 2016 through August 31, 2016.

The estimated amortization expense for the next five years and thereafter in the aggregate is as follows:

Year Ending December 31,	Estimated Future Amortization Expense
2018	$9,129,106
2019	9,088,513
2020	8,442,340
2021	7,920,979
2022	7,920,979
Thereafter	30,864,581
$73,366,498

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5.    Goodwill

The following table presents changes to goodwill for the year ended December 31, 2017, the period from inception (September 1, 2016) through December 31, 2016 and the period from January 1, 2016 through August 31, 2016:

Total
Predecessor
Balance as of January 1, 2016	$24,784,747
Acquisitions	4,110,292
Dispositions	—
Impairment Loss	—
Balance as of August 31, 2016	$28,895,039

Successor
Balance as of September 1, 2016	—
Acquisitions	$94,050,928
Dispositions	—
Impairment Loss	—
Balance as of December 31, 2016	94,050,928
Acquisitions	25,478,274
Dispositions	—
Impairment Loss	—
Balance as of December 31, 2017	119,529,202

Note 6.    Line of Credit

The Company entered into a Credit Agreement on September 28, 2017, with a financial institution, which provided for a maximum $10,000,000 revolving loan at a variable interest rate (5.32% at December 31, 2017). The term of the agreement expires in September 28, 2022. At December 31, 2017, the outstanding balance on the revolving loan was $500,000. The line of credit is collateralized by substantially all assets based on the Credit Agreement’s collateral documents, and includes restrictive qualitative and quantitative covenants, as defined in the Credit Agreement. The Company was in compliance with its restrictive covenants at December 31, 2017.

Interest expense on the line of credit totaled $50,780 for the year ended December 31, 2017, $0 for the period from inception (September 1, 2016) through December 31, 2016, and $0 for the period from January 1, 2016 through August 31, 2016.

Note 7.    Long-Term Debt

On September 28, 2017, and amended December 15, 2017, the Company entered into a Credit Agreement with a financial institution, which included a revolving loan component (See Note 6), the Term Loan described below, and a delayed draw component described below. The debt is collateralized by substantially all assets based on the Credit Agreement’s collateral documents, and includes restrictive qualitative and quantitative covenants, as defined in the Credit Agreement. The Company was in compliance with its restrictive covenants at December 31, 2017.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 7.    Long-Term Debt (cont.)

At December 31, long-term debt consists of the following:

	Successor		Predecessor
	December 31, 2017	December 31, 2016	August 31, 2016
Noncurrent indebtedness:
Term Loan – financial institutions, bearing interest at variable rates (5.32% at December 31, 2017), requiring quarterly principal payments of $850,000 plus interest, with the remaining balance due at maturity, maturing September 28, 2022, secured by substantially all assets of the Company	$67,150,000	$—	$—
Delayed Draw Term Loan – financial institutions, bearing interest at variable rates (5.23% at December 31, 2017), requiring quarterly principal payments equal to 1.25% of the initial principal amount plus interest, with the remaining balance due at maturity, maturing September 28, 2022	30,000,000	—
Term Loan – repaid during the year	—	50,000,000	11,440,276
	97,150,000	50,000,000	11,440,276
Less: Current maturities of long-term debt	4,900,000	2,500,000	2,642,030
Less: Long-term loan debt issuance cost	1,942,199	898,333	33,692
	$90,307,801	$46,601,667	$8,764,554

Following is a summary of principal maturities of long-term debt for each of the next five years ending December 31 and in the aggregate:

2018	$4,900,000
2019	4,900,000
2020	4,900,000
2021	4,900,000
2022	77,550,000
$97,150,000

Beginning in 2019, increased principal payments on the Term Loans may be required based on excess cash flows as defined in the Credit Agreement.

Interest expense on the long-term debt totaled $4,392,301 for the year ended December 31, 2017, $1,577,954 for the period from inception (September 1, 2016) through December 31, 2016, and $328,186 for the period from January 1, 2016 through August 31, 2016. Amortization of the debt issuance costs totaled $239,190, $64,167, and $5,184 which are reported as interest expense in the consolidated statements of operations, for the year ended December 31, 2017, for the period from inception (September 1, 2016) through December 31, 2016, and for the period from January 1, 2016 through August 31, 2016, respectively.

As a result of the refinancing in September 2017, the Company incurred a prepayment fee of $487,500 and wrote off debt issuance costs of $753,958, which are included in other expenses in the consolidated statements of operations.

Note 8.    Seller Notes

On September 1, 2016, the Company entered into three Seller Notes totaling $10,000,000. The notes were subordinate to the Term Loan and Line of Credit with an interest rate of 12% (with 8% of the annual interest due in quarterly cash payments and the remaining 4% accruing to the principal balance of the Seller Notes, subject to change based on conditions described in the Seller Notes agreement). The notes were paid in full during 2017.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8.    Seller Notes (cont.)

Interest expense on the sellers notes totaled $1,011,252 for the year ended December 31, 2017, $266,667 for the period from inception (September 1, 2016) through December 31, 2016, and $0 for the period from January 1, 2016 through August 31, 2016, inclusive of paid in kind interest of $403,751, $0, and $0, respectively.

Note 9.    Commitments

The Company is committed under various operating leases for buildings with varying expiration dates. Total rent expense for all operating leases was $372,703 for 2017 ($103,971 for 2016). Future minimum lease payments under noncancelable operating leases as of December 31, 2017, are as follows:

2018	$537,235
2019	834,281
2020	634,006
2021	425,977
2022	255,105
Thereafter	103,868
$2,790,473

Note 10.    Related Party Transactions

The Company paid management fees to a related party having common ownership in the amount of $400,000 for the year ended December 31, 2017, $133,333 for the period from inception (September 1, 2016) through December 31, 2016, and $80,000 the period from January 1, 2016 through August 31, 2016 and are included in selling, general, and administrative expenses in the consolidated statement of operations.

As a result of the December and September 2017 acquisitions, the Company incurred $388,401 in transaction costs on behalf of related parties.

Due to the acquisition of Repay Holdings, LLC in 2016, the ultimate parent of the Company incurred $2,900,000 in transaction expenses which were paid for by the Company.

As a result of the Sigma Payment Solutions Inc., and the Repay Holdings, LLC acquisitions the Company incurred $350,000 and $11,470,355, respectively, in transaction expenses to related parties in the period from January 1, 2016 through August 31, 2016.

At December 31, 2016, the Company also had $6,000,000 in Seller Notes due to executive management on the balance sheet. The Seller Notes were paid in full during 2017.

Note 11.    Employee Benefit Plan

The Company established a defined contribution savings plan covering substantially all of the Company’s employees. The plan provides tax-deferred amounts for each participant, consisting of employee elective contributions, employer matching and discretionary employer contributions. Total expense recognized in connection the plan totaled $67,554 for the year ended December 31, 2017, $19,676 for the period from inception (September 1, 2016) through December 31, 2016 and $52,338 for the period from January 1, 2016 through August 31, 2016 and are included in selling general and administrative expenses in the consolidated statement of operations.

Note 12.    Share Based Compensation

Under the Hawk Parent Holdings LLC Amended Unit Plan (the “Profit Units Plan”), profit units in Hawk Parent (“Profit Units”) were awarded to certain employees of the Company. The Profit Units vest over five years, are subject to service-based vesting, and holders of vested Profit Units are entitled to participate in Hawk Parent’s distributions, subject to certain preferred distribution rights of the LLC Unit holders.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12.    Share Based Compensation (cont.)

A summary of the changes in nonvested units outstanding under the Profit Units Plan for the year ended December 31, 2017 is presented below:

	Units	Weighted average fair value per unit
Nonvested units at January 1, 2017	10,970	$110.51
Activity during the period:
Granted	3,598	348.20
Vested	(2,194)	110.51
Nonvested units at December 31, 2017	12,374	179.62

The estimated fair value of Profit Units that vested during the year ended December 31, 2017, for the period from inception through December 31, 2016, and for the period from January 1, 2016 through August 31, 2016 were $242,450, $0, and $0, respectively.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
MARCH 31, 2019 AND DECEMBER 31, 2018

	March 31, 2019 (Unaudited)	December 31, 2018
Assets
Cash and cash equivalents	$12,722,640	$13,285,357
Accounts receivable	7,325,985	5,979,247
Prepaid expenses and other	869,335	817,212
Total current assets	20,917,960	20,081,816

Property, plant and equipment, net	1,219,757	1,247,149
Restricted cash	6,778,420	9,976,701
Intangible assets, net of accumulated amortization	67,377,051	68,222,761
Goodwill	119,529,202	119,529,202
Total noncurrent assets	194,904,430	198,975,813
Total assets	$215,822,390	$219,057,629

Liabilities
Accounts payable	$2,356,110	$2,909,378
Accrued expenses	6,439,187	12,837,826
Current maturities of long-term debt	4,900,000	4,900,000
Total current liabilities	13,695,297	20,647,204

Long-term debt, net of current maturities	84,692,055	85,815,204
Line of credit	3,500,000	3,500,000
Other liabilities	16,864	16,864
Total noncurrent liabilities	88,208,919	89,332,068
Total liabilities	$101,904,216	$109,979,272

Commitment and Contingencies (Note 6)

Members’ equity	$113,918,174	$109,078,357

Total liabilities and members’ equity	$215,822,390	$219,057,629

See accompanying notes to condensed consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Unaudited)

	March 31, 2019	March 31, 2018
Revenue
Processing and service fees	$24,321,401	$20,863,565
Interchange and network fees	14,927,193	11,933,339
Total Revenue	$39,248,594	$32,796,904

Operating Expenses
Interchange and network fees	14,927,193	11,933,339
Other costs of services	6,417,180	7,193,511
Selling general and administrative	8,676,634	9,594,252
Depreciation and amortization	2,914,328	2,392,034
Total operating expenses	32,935,335	31,113,136
Income from operations	6,313,259	1,683,768
Other income (expense)
Interest income (expense)	(1,448,892)	(1,503,248)
Other income (expense)	19	28
Total other income (expenses)	(1,448,873)	(1,503,220)
Net income	$4,864,386	$180,548

See accompanying notes to condensed consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONDENSED STATEMENT OF MEMBERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Unaudited)

Total Equity
Balance at December 31, 2018	$109,078,357
Net Income	4,864,386
Contributions by members	—
Stock based compensation	127,195
Distribution to members	(151,764)
Balance at March 31, 2019	$113,918,174

See accompanying notes to condensed consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Unaudited)

	March 31, 2019	March 31, 2018
Cash flows from operating activities
Net income (loss)	$4,864,386	$180,548

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,914,328	2,392,034
Stock based compensation	127,195	219,467
Interest expense related to debt issuance costs	101,851	101,851
Change in accounts receivable	(1,346,738)	(791,259)
Change in prepaid expenses and other	(52,123)	(58,968)
Change in restricted cash	3,198,281	84,744
Change in accounts payable	(553,268)	(2,071,812)
Change in accrued expenses and other	(6,398,639)	1,244,192
Net cash provided by operating activities	2,855,273	1,300,797

Cash flows from investing activities
Purchases of property and equipment	(102,488)	(261,455)
Purchases of intangible assets	(1,938,738)	(1,097,797)
Net cash used in investing activities	(2,041,226)	(1,359,252)

Cash flows from financing activities
Change in line of credit	—	3,000,000
Payments on long-term debt	(1,225,000)	(1,225,000)
Members’ distributions	(151,764)	—
Net cash provided by (used in) financing activities	(1,376,764)	1,775,000

(Decrease) increase in cash and cash equivalents	(562,717)	1,716,545
Cash and cash equivalents at beginning of period	$13,285,357	$6,137,687
Cash and cash equivalents at end of period	$12,722,640	$7,854,232

Supplement disclosure of cash flow information
Cash paid during the year for Interest:	$1,347,041	$1,401,397

See accompanying notes to condensed consolidated financial statements

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Hawk Parent Holdings LLC and its consolidated subsidiaries (Hawk or the Company) is a full-service provider of electronic transaction processing services across industries and a provider to the consumer finance and auto industries. The Company established itself within the consumer finance industry in delivering core card processing, as well as payment solutions to both storefront and online merchants whose unique needs have typically not been well served by traditional payment solutions.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Hawk Parent Holdings LLC and the following wholly owned subsidiaries, Hawk Intermediate Holdings, LLC, Hawk Buyer Holdings, LLC, Repay Holdings, LLC, M&A Ventures, LLC, Sigma Acquisition, LLC, Wildcat Acquisition, LLC, and Marlin Acquirer, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the requirements of Form 10-Q and Article 10 of Regulation S-X. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2018.

The interim results for the three months ended March 31, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019 or for any future interim periods.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported condensed consolidated statements of operations during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposit accounts, and short-term investments with original maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Concentration of Credit Risk

The Company is highly diversified, and no single merchant represents greater than 10% of the business on a volume or profit basis.

Earnings per Share

The Company’s LLC membership structure included several different types of LLC interests including ownership interests and profits interests. The Company analyzed the calculation of earnings per unit by using the two-class method and determined that it resulted in values that would not be meaningful to the users of these condensed consolidated financial statements. Therefore, earnings per share information has not been presented.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (cont.)

Intangible Assets

Intangible assets consist of internal use software development costs, purchased software, merchant agreements, and customer relationships. The Company is amortizing software development costs and purchased software on the straight-line method over a three-year estimated useful life, and over a ten-year estimated useful life for reseller buyouts and customer relationships. In addition, the Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment, and actual results may differ from assumed and estimated amounts. No indicators of impairment were identified in the periods ending March 31, 2019 and 2018.

Goodwill

Goodwill represents the excess of purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. The Company’s reporting units are at the operating segment level or one level below the operating segment level for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method. Relative fair value is estimated using a discounted cash flow analysis.

The Company determined that no impairment of goodwill existed as of the last testing date and there were no indicators that would require the management to reassess the impairment analysis of goodwill as of March 31, 2019. Future impairment reviews may require write-downs in the Company’s goodwill and could have a material adverse impact on the Company’s operating results for the periods in which such write-downs occur.

Revenue

Revenue is recognized when it is realized or realizable and earned, in accordance with ASC 605, Revenue Recognition (“ASC 605”). Recognition occurs when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. The Company accrues for rights of refund, processing errors or penalties, or other related allowances based on historical experience. More than 95% of our revenue for the three months ended March 31, 2019 and 2018 is derived from volume-based payment processing fees (“discount fees”) and other related fixed transaction or service fees. Discount fees represent a percentage of the dollar amount of each credit or debit transaction processed and include both fees related to processing services provided by Repay and interchange and network fees. Discount fees are recognized at the time the merchants’ transactions are processed. The Company follows the requirements of ASC 605-45 Revenue Recognition-Principal Agent Considerations, in determining its merchant processing services revenue reporting. Generally, where the Company has control over merchant pricing, merchant portability, credit risk and ultimate responsibility for the merchant relationship, revenues are reported at the time of sale on a gross basis equal to the full amount of the discount charged to the merchant. This amount includes interchange fees paid to card issuing banks and assessments paid to payment card networks pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants. Revenues are also derived from a variety of fixed transaction or service fees, including authorization fees, convenience fees, statement fees, annual fees, and fees for other miscellaneous services, such as handling chargebacks and are recognized as earned based on contractual terms. The Company establishes estimated selling price, based on the judgment of the Company’s management, considering internal factors such as margin objectives, pricing practices and controls, customer segment pricing strategies and the product life cycle.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (cont.)

Income Taxes

The Company’s legal form of business is a limited liability company. Under the provisions for this form of business, the Company is not a taxable entity, and elements of income and expense flow through and are taxed to the members. The Company may make capital distributions throughout the year to provide funds to the members for their income tax liabilities.

The Company assesses its uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. The Company has determined that it does not have any positions at both March 31, 2019 and December 31, 2018, that it would be unable to substantiate.

Transaction Costs

The Company expenses all transactions costs as incurred and are included in selling, general, and administrative expenses in the condensed consolidated statements of operations. For the three months ended March 31, 2019 and 2018 the Company incurred transactions costs $1,810,002 and $470,121, for previously closed transactions, as well as pending transactions.

As a result of previously closed acquisitions, the Company incurred $88,886 of transactions costs on behalf of related parties for the three months ended March 31, 2019.

Equity Units Awarded

The Company measures profit units awarded to management based on the fair value of the awards on the date of the grant and recognizes compensation expense for those awards over the requisite service period. The profits units vest over varying periods with all of the profits units being fully vested in 2022. Upon certain events, the profits units vesting can be altered.

The fair value of profit interests granted under the profit unit plan is estimated on the grant date using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, expected volatility, an appropriate risk-free interest rate, and the expected life of the option. Forfeitures are accounted for as they occur.

Recent Accounting Pronouncements

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The standard is effective for annual periods in fiscal years beginning after December 31, 2018, and interim periods in fiscal years beginning after December 15, 2019. Management is currently assessing the impact this ASU will have on its condensed consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies the measurement of goodwill impairment by eliminating the requirement that an entity compute the implied fair value of goodwill based on the fair values of its assets and liabilities to measure impairment. Instead, goodwill impairment will be measured as the difference between the fair value of the reporting unit and the carrying value of the reporting unit. The ASU also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. ASU 2017-04 will be effective for the Company beginning on November 1, 2022. The amendment must be applied prospectively with early adoption permitted. The Company elected to early adopt the amendment for the year ended December 31, 2017, which did not have a material impact on the condensed consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230).The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (cont.)

equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The effective date of this ASU for nonpublic entities is for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Management is currently assessing the impact this ASU will have on its condensed consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Subtopic 842). The purpose of this ASU is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU require that lessees recognize the rights and obligations resulting from leases as assets and liabilities on their balance sheets, initially measured at the present value of the lease payments over the term of the lease, including payments to be made in optional periods to extend the lease and payments to purchase the underlying assets if the lessee is reasonably certain of exercising those options. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP.

The effective date of this ASU for nonpublic entities is for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Management is currently assessing the impact this ASU will have on its condensed consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The standard’s core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years beginning after December 15, 2017. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019. Early application is permitted for nonpublic entities under several options. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its condensed consolidated financial statements.

Reclassification

Certain amounts in the condensed consolidated financial statements have been reclassified from their original presentation to conform to current year presentation. These reclassifications had no material impact on the condensed consolidated financial statements as previously reported.

2. Property and equipment

Property and equipment consisted of the following:

	March 31, 2019	December 31, 2018
Furniture, fixtures, and office equipment	$921,249	$893,287
Computers	671,770	600,139
Leasehold improvements	313,415	310,520
Total	1,906,434	1,803,946
Less: Accumulated depreciation	686,677	556,797
Property, plant and equipment, net	$1,219,757	$1,247,149

Depreciation expense for property and equipment was $129,880 and $71,756 for the three months ended March 31, 2019 and 2018, respectively.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. Intangible assets

Intangible assets consisted of the following:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Useful Life (Years)
Customer relationships	79,187,788	16,658,909	62,528,880	7.92
Software costs	7,949,839	2,779,091	5,170,748	2.10
Merchant agreements	581,000	57,866	523,133	9.00
Balance as of December 31, 2018	$87,718,627	$19,495,866	$68,222,761	7.49

Customer relationships	79,187,788	18,638,603	60,549,185	7.67
Software costs	9,632,731	3,313,473	6,319,258	2.14
Merchant agreements	581,000	72,392	508,608	8.75
Balance as of March 31, 2019	$89,401,519	$22,024,468	$67,377,051	7.06

Amortization expense for intangible assets was $2,784,448 and $2,320,279 for the three months ended March 31, 2019 and March 31, 2018, respectively.

The estimated amortization expense for the next five years and thereafter in the aggregate is as follows:

Year Ending December 31,	Estimated Future Amortization Expense
2019	$8,505,424
2020	10,643,699
2021	9,115,322
2022	7,976,879
2023	7,976,879
Thereafter	23,158,849

4. Line of credit

The Company entered into a Credit Agreement on September 28, 2017, with a financial institution, which provided for a maximum $10,000,000 revolving loan at a variable interest rate (5.75% at March 31, 2019). The term of the agreement expires in September 28, 2022. At March 31, 2019 and December 31, 2018, the outstanding balance on the revolving loan was $3,500,000. The line of credit is collateralized by substantially all assets based on the Credit Agreement’s collateral documents, and includes restrictive qualitative and quantitative covenants, as defined in the Credit Agreement. The Company was in compliance with its restrictive covenants at March 31, 2019. Interest expense on the line of credit totaled $49,239 and $32,149 for the three months ended March 31, 2019 and 2018, respectively.

5. Long-term debt

On September 28, 2017, and amended December 15, 2017, the Company entered into a Credit Agreement with a financial institution, which included a revolving loan component (See Note 4), the Term Loan described below, and a delayed draw component described below. The debt is collateralized by substantially all assets based on the Credit Agreement’s collateral documents, and includes restrictive qualitative and quantitative covenants, as defined in the Credit Agreement. The Company was in compliance with its restrictive covenants at March 31, 2019.

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. Long-term debt (cont.)

At March 31, 2019 and December 31, 2018, long-term debt consists of the following:

	March 31, 2019	December 31, 2018
Non-current indebtedness:
Term Loan – financial institutions, bearing interest at variable rates (5.75% and 5.77% at March 31, 2019 and December 31, 2018, respectively), requiring quarterly principal payments of $850,000 plus interest, with the remaining balance due at maturity, maturing September 28, 2022, secured by substantially all assets of the Company	$62,900,000	$63,750,000

Delayed Draw Term Loan – financial institutions, bearing interest at variable rates (5.75% and 5.77% at March 31, 2019 and December 31, 2018, respectively), requiring quarterly principal payments equal to 1.25% of the initial principal amount plus interest, with the remaining balance due at maturity, maturing September 28, 2022	28,125,000	28,500,000
	91,025,000	92,250,000
Less: Current maturities of long-term debt	4,900,000	4,900,000
Less: Long-term loan debt issuance cost	1,432,945	1,534,796
	$84,692,055	$85,815,204

Following is a summary of principal maturities of long-term debt for each of the next five years ending December 31 and in the aggregate:

2019	$3,675,000
2020	4,900,000
2021	4,900,000
2022	77,550,000
2023	—
$91,025,000

Beginning in 2019, increased principal payments on the Term Loans may be required based on excess cash flows as defined in the Credit Agreement.

Interest expense on the long-term debt totaled $1,297,802 and $1,369,198 for the three months ended March 31, 2019 and 2018, respectively. Amortization of the debt issuance costs totaled $101,851 and $101,851, which are reported as interest expense in the condensed consolidated statements of operations, for the three months ended March 31, 2019 and 2018, respectively.

6. Commitments

The Company is committed under various operating leases for buildings with varying expiration dates. Future minimum lease payments under noncancelable operating leases as of March 31, 2019, are as follows:

2019	$608,598
2020	634,006
2021	425,977
2022	255,105
2023	103,868
Thereafter	—
$2,027,554

HAWK PARENT HOLDINGS LLC AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. Related party transactions

The Company paid management fees to a related party having common ownership in the amount of $100,000 for both the three months ended March 31, 2019 and 2018, respectively, and are included in selling, general, and administrative expenses in the condensed consolidated statement of operations.

Transaction costs incurred on behalf of related parties for the three months ended March 31, 2019 and 2018 were $88,886 and $448,433, respectively.

8. Share based compensation

A summary of the changes in non-vested units outstanding under the Profit Units Plan for the three months ended March 31, 2019 is presented below:

	Units	Weighted average fair value per unit
Non-vested units at January 1, 2019	9,460	$182.83
Activity during the period:
Granted	—
Vested	(55)	(160.00)
Non-vested units at March 31, 2019	9,405	$182.96

The estimated fair value of Profit Units that vested during the three months ended March 31, 2019 and 2018 were $8,896 and $8,896.

9. Subsequent events

Management has evaluated subsequent events and their potential effects on these consolidated financial statements through May 10, 2019, which is the date the consolidated financial statements were available to be issued.

On May 9, 2019, Thunder Bridge Acquisition, Ltd. (“Thunder Bridge”), a Cayman Islands exempted company, amended the Agreement and Plan of Merger (the “Merger Agreement”) with TB Acquisition Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Thunder Bridge (“Merger Sub”), Hawk Parent Holdings LLC, and CC Payment Holdings, LLC previously entered into on January 21, 2019. Pursuant to the Merger Agreement, Thunder Bridge will domesticate from a Cayman Islands exempted company to a Delaware corporation and Merger Sub will merge with and into Hawk Parent with Hawk Parent continuing as the surviving entity and a subsidiary of Thunder Bridge.

Annex A

CERTIFICATE OF INCORPORATION

OF

Repay Holdings Corporation

ARTICLE I

Section 1.1. Name. The name of the Corporation is Repay Holdings Corporation (the “Corporation”).

ARTICLE II

Section 2.1. Address. The registered office of the Corporation in the State of Delaware is [•]; and the name of the Corporation’s registered agent at such address is [•].

ARTICLE III

Section 3.1. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

Section 4.1. Capitalization. The total number of shares of all classes of stock that the Corporation is authorized to issue is 2,200,001,000 shares, consisting of (i) 200,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”), (ii) 2,000,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), and (iii) 1,000 shares of Class V Common Stock, par value $0.0001 per share (“Class V Common Stock” and, together with the Class A Common Stock, the “Common Stock”). The number of authorized shares of any of the Class A Common Stock, Class V Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Class A Common Stock, Class V Common Stock or Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

Section 4.2. Preferred Stock.

(A) The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(B) Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any certificate of designations relating to such series).

Section 4.3. Common Stock.

(A) Voting Rights.

(1) Each holder of Class A Common Stock, as such, shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that to the fullest extent permitted by law, holders of Class A Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

(2) Each holder of record of Class V Common Stock, as such, shall be entitled, without regard to the number of shares of Class V Common Stock (or fraction thereof) held by it, to a number of votes that is equal to the product of (x) the total number of LLC Units (as defined in the Exchange Agreement dated on or about the date hereof by and among the Corporation, Hawk Parent Holdings LLC and the holders of LLC Units party thereto, as amended from time to time (the “Exchange Agreement”)) held by such holder as set forth in the books and records of Hawk Parent Holdings LLC multiplied by (y) the Exchange Rate (as defined in the Exchange Agreement), on all matters on which stockholders generally or holders of Class V Common Stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Corporation’s capital stock). Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class V Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

(3) Except as otherwise provided in this Certificate of Incorporation or required by applicable law, the holders of Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of the stockholders generally.

(B) Dividends and Distributions. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends and other distributions in cash, stock of any corporation or property of the Corporation, such dividends and other distributions may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine. Dividends and other distributions shall not be declared or paid on the Class V Common Stock.

(C) Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock or any class or series of stock having a preference over the Class A Common Stock as to distributions upon dissolution or liquidation or winding up shall be entitled, the holders of all outstanding shares of Class A Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder. The holders of shares of Class V Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(D) Retirement of Class V Common Stock. In the event that any outstanding share of Class V Common Stock shall cease to be held directly or indirectly by a holder of a LLC Unit as set forth in the books and records of Hawk Parent Holdings LLC, such share shall automatically and without further action on the part of the Corporation or any holder of Class V Common Stock be transferred to the Corporation for no consideration. The Corporation shall not issue additional shares of Class V Common Stock after the effectiveness of this Certificate of Incorporation other than in connection with the valid issuance or transfer of LLC Units in accordance with the governing documents of Hawk Parent Holdings LLC.

ARTICLE V

Section 5.1. By-Laws. In furtherance and not in limitation of the powers conferred by the DGCL, the Board is expressly authorized to make, amend, alter, change, add to or repeal the by-laws of the Corporation without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote of the stockholders, in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designation relating to any series of Preferred Stock), by the by-laws or pursuant to applicable law, the affirmative vote of the holders of at least 80% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of the by-laws of the Corporation or to adopt any provision inconsistent therewith.

ARTICLE VI

Section 6.1. Board of Directors.

(A) Except as otherwise provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. The total number of directors constituting the whole Board shall be determined from time to time exclusively by resolution adopted by the Board; provided, however, that the number of directors constituting the whole Board shall not be more than 15. The directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the closing date of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 21, 2019, by and among Thunder Bridge Acquisition Ltd., TB Acquisition Merger Sub LLC, the Company and CC Payment Holdings, L.L.C. (such date, the “Closing Date”), Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Closing Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Closing Date. At each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office. The Board is authorized to assign members of the Board already in office to their respective class.

(B) Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding or the rights granted pursuant to the Stockholders Agreements, any newly-created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders). Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

(C) Any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock of the Corporation, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

(D) Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) applicable thereto. Notwithstanding Section 6.1(A), the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Section 6.1(A) hereof, and the total number of directors constituting the whole Board shall be automatically adjusted accordingly.

(E) Directors of the Corporation need not be elected by written ballot unless the by-laws of the Corporation shall so provide.

ARTICLE VII

Section 7.1. Meetings of Stockholders. Any action required or permitted to be taken by the holders of stock of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders unless such action is recommended by all directors of the Corporation then in office; provided, however, that any action required or permitted to be taken by the holders of Class V Common Stock, voting separately as a class, or, to the extent expressly permitted by the certificate of designation relating to one or more series of Preferred Stock, by the holders of such series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer of the Corporation.

ARTICLE VIII

Section 8.1. Limited Liability of Directors. No director of the Corporation will have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither the amendment nor the repeal of this Article VIII shall eliminate or reduce the effect thereof in respect of any state of facts existing or act or omission occurring, or any cause of action, suit or claim that, but for this Article VIII, would accrue or arise, prior to such amendment or repeal.

ARTICLE IX

Section 9.1. DGCL Section 203 and Business Combinations.

(A) The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

(B) Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1) prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(3) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

(C) For purposes of this Article IX, references to:

(1) “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(4) “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(5) “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a. any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (i) with the interested stockholder, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section (B) of this Article IX is not applicable to the surviving entity;

b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c. any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection (c) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d. any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e. any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(6) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Section (B) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(7) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the Affiliates and associates of such person; but “interested stockholder” shall not include (i) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective Affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (ii) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (ii) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(8) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

a. beneficially owns such stock, directly or indirectly; or

b. has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

(9) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(10) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(11) “Stockholder Parties” means the Stockholders (as defined in the Stockholders Agreements dated on or about the date hereof by and among the Corporation and the other parties thereto, as amended from time to time (the “Stockholders Agreements”)). The term “Stockholder Party” shall have a correlative meaning to “Stockholder Parties.”

(12) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.

ARTICLE X

Section 10.1. Competition and Corporate Opportunities.

(A) In recognition and anticipation that members of the Board who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates and Affiliated Entities (each, as defined below) may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article X are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

(B) No Non-Employee Director or his or her Affiliates or Affiliated Entities (the Persons (as defined below) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 10.1(C) of this Article X. Subject to said Section 10.1(C) of this Article X, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

(C) The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 10.1(B) of this Article X shall not apply to any such corporate opportunity.

(D) In addition to and notwithstanding the foregoing provisions of this Article X, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

(E) For purposes of this Article X, (i) “Affiliate” shall mean (a) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; (ii) “Affiliated Entity” shall mean (A) any Person of which a Non-Employee Director serves as an officer, director, employee, agent or other representative (other than the Corporation and any entity that is controlled by the Corporation), (B) any direct or indirect partner, stockholder, member, manager or other representative of such Person or (C) any Affiliate of any of the foregoing; and (iii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

(F) To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

ARTICLE XI

Section 11.1. Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

ARTICLE XII

Section 12.1. Forum. Unless the Corporation consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any officer or director of the Corporation (a) arising pursuant to any provision of the DGCL, this Certificate of Incorporation (as it may be amended or restated) or the by-laws of the Corporation or (b) as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim against the Corporation or any officer or director of the Corporation governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be solely and exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

ARTICLE XIII

Section 13.1. Amendments. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class: Article V, Article VI, Article VII, Article VIII, Article IX, Article X, Article XII and this Article XIII. Except as expressly provided in the foregoing sentence and the remainder of this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock), this Certificate of Incorporation may be amended by the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be signed by _______________, its _______________, this ____ day of _________, _______.

Repay Holdings Corporation
By:
Name:
Title:

[Signature Page — Certificate of Incorporation]

Annex B

SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

by and among

Thunder Bridge Acquisition, Ltd.,

TB Acquisition Merger Sub LLC,

Hawk Parent Holdings LLC, and

CC Payment Holdings, L.L.C., as the Company Securityholder Representative,

Dated effective as of January 21, 2019

As Amended and Restated on May 9, 2019

B-i

B-ii

B-iii

Exhibits:
Exhibit A	Form of Merger Sub Equity Holder Written Consent
Exhibit B	Waiver Agreement
Exhibit C	Parent Sponsor Director Support Agreements
Exhibit D-1	Company Sponsor Support Agreement
Exhibit D-2	Company Sponsor Director Support Agreements
Exhibit D-3	Company Equity Holder Support Agreements
Exhibit E	Parent Sponsor Letter
Exhibit F	Form of Surviving Company Amended and Restated Limited Liability Company Agreement
Exhibit G	Form of Exchange Agreement
Exhibit H	Form of Tax Receivable Agreement
Exhibit I	Form of Registration Rights Agreement
Exhibit J	Form of Simanson Stockholders Agreement
Exhibit K	Form of Organization Agreement
Exhibit L	Form of Surviving Pubco Class V Share Subscription and Distribution Agreement
Exhibit M	Form of Company Sponsor Stockholders Agreement
Exhibit N	Form of Founder Stockholders Agreement
Exhibit O	Form of Letter of Transmittal
Exhibit P	Form of Paying and Exchange Agent Agreement
Exhibit Q	Form of Surviving Pubco Charter
Exhibit R	Form of Surviving Pubco Bylaws
Exhibit S	Form of Escrow Agreement
Exhibit T	Form of Parent Warrant Amendment
Schedules:
Schedule 10.1(jj)	Company Knowledge Persons
Schedule 10.1(hhhh)	Parent Knowledge Persons

Company Disclosure Schedule

Parent Disclosure Schedule

B-iv

SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into effective as of this 21st day of January, 2019, by and among Thunder Bridge Acquisition Ltd., a Cayman Islands exempted company (“Parent”), TB Acquisition Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”), Hawk Parent Holdings LLC, a Delaware limited liability company (the “Company”) and, solely in its capacity as the Company Securityholder Representative, CC Payment Holdings, L.L.C., a Delaware limited liability company (the “Company Securityholder Representative”). Parent, Merger Sub, the Company and the Company Securityholder Representative may be referred to herein, collectively, as the “Parties” and, individually, as a “Party”.

RECITALS

WHEREAS, upon the terms and subject to the conditions hereof, (i) simultaneously with the Effective Time (as defined below), Parent will domesticate into a Delaware corporation (the “Surviving Pubco”) in accordance with the applicable provisions of the Companies Law (2018 Revision) of the Cayman Islands (as amended, the “Companies Law”) and the General Corporation Law of the State of Delaware (as amended, the “DGCL”) (such domestication, including filing of the certificate of corporate domestication and the certificate of incorporation, the change of Parent’s name in connection therewith, and, for purposes of ARTICLE IV only, the Articles Amendment (as defined below), the “Domestication”) and (ii) at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”) with the Company being the surviving limited liability company (the “Surviving Company”);

WHEREAS, the respective boards of directors or other equivalent governing bodies of the Company, Parent and Merger Sub have each adopted and approved this Agreement and approved the consummation of the Transactions (including the Domestication, the Merger and the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger) in accordance with the Delaware Limited Liability Company Act (as amended, the “DLLCA”), the Companies Law, the DGCL and the Organizational Documents of the Company, Parent, the Surviving Pubco and Merger Sub, as applicable;

WHEREAS, the board of directors of Parent has (i) determined that the Transactions (including the Domestication, the Merger and the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger) are advisable and in the best interests of the Parent Common Equity Holders, (ii) resolved to submit this Agreement to the Parent Common Equity Holders for their approval and (iii) resolved to recommend adoption of this Agreement and the approval of the Transactions (including the Domestication, the Merger and the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger) by the Parent Common Equity Holders;

WHEREAS, prior to the execution and delivery of this Agreement, the written consent attached hereto as Exhibit A (the “Merger Sub Equity Holder Written Consent”) approving and adopting this Agreement and the Merger was executed and delivered by Parent pursuant to the DLLCA and the Organizational Documents of Merger Sub pursuant to which Merger Sub Equity Holder Written Consent Merger Sub obtained the Merger Sub Equity Holder’s Approval;

WHEREAS, the board of managers of the Company has (i) determined that the Merger is advisable and in the best interests of the Company Equity Holders, (ii) resolved to submit this Agreement to the Company Equity Holders for their approval and (iii) resolved to recommend adoption of this Agreement and the approval of the Merger by the Company Equity Holders;

WHEREAS, upon the terms and subject to the conditions hereof, the terms of the Parent Warrants shall be amended, effective immediately prior to the Domestication, so that each Parent Warrant will be exercisable for one-quarter (1/4) of a share of a Parent Class A Share instead of one whole Parent Class A Share, and each holder of a Parent Warrant shall receive a cash payment of $1.50 payable promptly following the Closing;

WHEREAS, following the Domestication, the holders of Parent Warrants shall, pursuant to the terms of the Parent Warrants (the “Surviving Pubco Warrants” and, with the Parent Public Warrants becoming “Surviving Pubco Public Warrants”), have the right to purchase and receive, upon the basis and upon terms and conditions specified in such Parent Warrants, the number of Surviving Pubco Class A Shares receivable in connection with the Domestication that the holder of such Parent Warrants would have received if such holder had exercised his, her or its Parent Warrant(s) immediately prior to the Domestication, after giving effect to the Parent Warrant Amendment;

WHEREAS, concurrently with the execution of this Agreement, the Parent Sponsor has entered into a waiver agreement, (the “Waiver Agreement”), a copy of which is attached as Exhibit B hereto, pursuant to which the Parent Sponsor has agreed to waive certain anti-dilution protections in Parent’s Amended and Restated Memorandum and Articles of Association (the “Parent Charter”) with respect to the Parent Class B Shares owned by the Parent Sponsor subject to the consummation of the Closing;

WHEREAS, concurrently with the execution of this Agreement, certain members of the Parent Sponsor who will serve as Post-Closing Directors have entered into support agreements (the “Parent Sponsor Director Support Agreements”), copies of which are attached as Exhibit C hereto, pursuant to which each such member of the Parent Sponsor has agreed to certain non-solicitation and non-competition covenants in favor of the Company (and, following the Closing, the Surviving Pubco and the Surviving Company);

WHEREAS, concurrently with the execution of this Agreement, (i) the Company Sponsor has entered into a support agreement (the “Company Sponsor Support Agreement”), a copy of which is attached as Exhibit D-1 hereto, pursuant to which the Company Sponsor has agreed to certain non-solicitation and lock-up covenants in favor of Parent (and, following the Closing, the Surviving Pubco and the Surviving Company) and to vote its Company Interests in favor of the Merger and the other Transactions, and (ii) certain employees of an Affiliate of the Company Sponsor who will serve as Post-Closing Directors have entered into support agreements (the “Company Sponsor Director Support Agreements”), copies of which are attached as Exhibit D-2 hereto, pursuant to which each such Person has agreed to certain non-solicitation and non-competition covenants in favor of the Company (and, following the Closing, the Surviving Pubco and the Surviving Company);

WHEREAS, concurrently with the execution of this Agreement, certain Company Equity Holders who will serve as Post-Closing Directors have entered into support agreements with Parent (the “Company Equity Holder Support Agreements” and, together with the Company Sponsor Support Agreement, the “Company Support Agreements”), copies of which are attached as Exhibit D-3 hereto, pursuant to which each such Company Equity Holder has agreed to certain non-solicitation, non-competition and lock-up covenants in favor of Parent (and, following the Closing, the Surviving Pubco and the Surviving Company) and to vote its Company Interests in favor of the Merger and the other Transactions;

WHEREAS, concurrently with the execution of this Agreement, the Parent Sponsor has entered into a letter agreement with Parent and the Company (as it may be amended, the “Parent Sponsor Letter”), a copy of which is attached as Exhibit E hereto, pursuant to which Parent Sponsor has agreed to forfeit certain of its Parent Class B Shares (including any Surviving Pubco Class A Shares issued in exchange therefore in the Domestication) and subject certain of its Parent Class B Shares (including any Surviving Pubco Class A Shares issued in exchange therefore in the Domestication) to potential vesting limitations and to certain other obligations; and

WHEREAS, the Parent Sponsor Letter has subsequently been amended in connection with the Second Amendment to, among other things, increase the number of Parent Class B Shares to be forfeited at the Closing by 1,935,000 shares and reduce the number of Parent Class B Shares to be subject to potential vesting limitations by 935,000 shares, and provide that the Parent Sponsor will waive any right to receive any cash payment for its Parent Warrants in connection with the Parent Warrant Amendment and forfeit all of the Parent Warrants (including any Surviving Pubco Warrants issued in exchange therefore in the Domestication) held by the Parent Sponsor effective as of the Closing (after giving effect to any Parent Warrants transferred to certain of the Approved Equity Investors pursuant to the lockup agreements entered into in connection with the Approved Equity Financing).

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER; Closing

1.1 Merger. Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with Section 18-209 of the DLLCA, whereupon the separate limited liability company existence of Merger Sub shall cease, and the Company shall continue as the surviving limited liability company in the Merger. Any reference in this Agreement to the Company for periods from and after the Effective Time will be deemed to include the Surviving Company.

1.2 Location and Date. The consummation of the transactions contemplated pursuant to this Agreement, including the Transactions (the “Closing”), shall take place by remote exchange of signatures and documents or at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017 at 10:00 a.m., Eastern Time, on the third (3rd) Business Day following the date on which all conditions to the Closing shall have been satisfied or waived (other than those that by their terms are not contemplated to be satisfied until the time of the Closing, but subject to the fulfillment or waiver of such conditions at the time of the Closing), or such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

1.3 Effective Time. In connection with the Closing, the Company shall duly execute and file a certificate of merger (the “Certificate of Merger”) in accordance with the applicable provisions of the DLLCA. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Office of the Secretary of State of the State of Delaware, unless Parent and the Company Securityholder Representative shall agree and specify a subsequent date or time (the time at which the Merger becomes effective, the “Effective Time”).

1.4 Effects of Merger. The Merger will have the effects provided in this Agreement and the applicable provisions of the DLLCA.

1.5 Organizational Documents of the Surviving Company. At the Effective Time, the certificate of formation of the Company shall become the certificate of formation of the Surviving Company and the limited liability company agreement of the Company shall be amended and restated in the form attached hereto as Exhibit F (the “Surviving Company Amended and Restated Limited Liability Company Agreement”), which shall become the limited liability company agreement of the Surviving Company, in each case until thereafter amended in accordance with the DLLCA and as provided in such certificate of formation or limited liability company agreement, as applicable.

1.6 Directors, Managers and Officers of the Surviving Company. The officers of the Company shall, from and after the Effective Time, become officers of the Surviving Company until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Company and applicable Law. From and after the Effective Time, the sole manager of the Surviving Company shall be the Surviving Pubco, which shall be the managing member of the Surviving Company (and all members of the board of managers of the Company immediately prior to the Effective Time shall be removed as of the Effective Time), until the Organizational Documents of the Surviving Company are thereafter amended in accordance with the DLLCA and as provided in such Organizational Documents.

1.7 Company Securityholder Representative.

(a) By (i) the adoption of this Agreement by the Company Equity Holders representing greater than 50% in interest of the Company Interests, and/or (ii) any Company Equity Holder’s acceptance of any consideration pursuant to this Agreement and/or (iii) as set forth in each Letter of Transmittal executed and delivered by a Company Equity Holder in accordance with the requirements of this Agreement, the Company Equity Holders hereby irrevocably (subject only to Section 1.7(d)) appoint the Company Securityholder Representative as the representative, attorney-in-fact and agent of the Company Equity Holders in connection with the Transactions and in any litigation or arbitration involving this Agreement or the Transaction Documents. In connection therewith, the Company Securityholder Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents as the Company Securityholder Representative shall deem necessary or appropriate, and shall have the power and authority to, in each case, in the name and on behalf of the Company Equity Holders (in each case, to the extent of such Company Equity Holder’s capacity as such and, for clarity, not with respect to any employment or similar matters):

(i) act for some or all of the Company Equity Holders with regard to all matters pertaining to this Agreement and the Transaction Documents;

(ii) act for the Company Equity Holders to transact matters of litigation or arbitration with regard to all matters pertaining to this Agreement and the Transaction Documents;

(iii) execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Company Securityholder Representative deems necessary or appropriate in connection with the consummation of the Transactions, including, without limitation, the Surviving Company Amended and Restated Limited Liability Company Agreement, the Exchange Agreement, the Tax Receivable Agreement, the Registration Rights Agreement and the Founder Stockholders Agreement;

(iv) receive funds, make payments of funds and give receipts for funds;

(v) do or refrain from doing, on behalf of the Company Equity Holders, any further act or deed that the Company Securityholder Representative deems necessary or appropriate in the Company Securityholder Representative’s discretion relating to the subject matter of this Agreement and the Transaction Documents, in each case as fully and completely as the Company Equity Holders could do if personally present;

(vi) give and receive all notices required to be given or received by the Company Equity Holders under this Agreement and the Transaction Documents;

(vii) give any written direction to the Escrow Agent or the Paying and Exchange Agent on behalf of any Company Equity Holder;

(viii) agree to, negotiate and/or comply with the determination of the Final Closing Adjustment Statement, the Final Closing Adjustment;

(ix) agree to, negotiate and/or comply with the determination of any Earn Out Units issuable pursuant to Section 2.6; and

(x) receive service of process in connection with any claims under this Agreement and the Transaction Documents.

(b) The Company Securityholder Representative Expense Amount shall be maintained by the Company Securityholder Representative in a segregated account. No bond shall be required of the Company Securityholder Representative by any Company Equity Holder. The Company Securityholder Representative shall not be paid any fee for services to be rendered hereunder but shall be reimbursed on demand for reasonable out-of-pocket expenses incurred in the performance of the Company Securityholder Representative’s duties (including the reasonable fees and expenses of counsel) under this Agreement from the Company Securityholder Representative Expense Amount. Upon the determination of the Company Securityholder Representative that retaining any portion of the Company Securityholder Representative Expense Amount is no longer necessary, the Company Securityholder Representative shall deliver any then-remaining portion of the Company Securityholder Representative Expense Amount to the Company Equity Holders in accordance with each Company Equity Holder’s pro rata share of the Estimated Merger Consideration as determined pursuant to Section 2.2(b)(ii). The Company Securityholder Representative shall hold, invest, reinvest and disburse the Company Securityholder Representative Expense Amount in trust for all of the Company Equity Holders, and the Company Securityholder Representative Expense Amount shall not be used for any other purpose and shall not be available to Parent or any of its Subsidiaries to satisfy any claims hereunder.

(c) The Company Securityholder Representative shall act for the Company Equity Holders on all of the matters set forth in this Agreement and the Transaction Documents in good faith and in the manner the Company Securityholder Representative believes to be in the best interest of the Company Equity Holders. The Company Securityholder Representative is authorized to act on behalf of the Company Equity Holders notwithstanding any dispute or disagreement among the Company Equity Holders. In taking any action as the Company Securityholder Representative, the Company Securityholder Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person whom the Company Securityholder Representative reasonably believes to be authorized thereunto.

(d) In the event the Company Securityholder Representative becomes unable to perform the Company Securityholder Representative’s responsibilities hereunder or resigns from such position, the Company Securityholder Representative shall select another representative to fill the vacancy of the Company Securityholder Representative, and such substituted representative shall be deemed to be the Company Securityholder Representative for all purposes of this Agreement; provided, that if the Company Securityholder Representative has not selected a substitute representative at or prior to the time of such inability or resignation, the Company Equity Holders (acting by a written instrument signed by the Company Equity Holders who held, as of immediately prior to the Closing, a majority (by voting power) of the then-outstanding Company Interests) shall select such substitute representative. The Company Securityholder Representative may be removed only upon delivery of written notice to Parent (or, following the Closing, the Surviving Pubco) signed by the Company Equity Holders who, as of immediately prior to the Closing, held a majority (by voting power) of the then outstanding Company Interests; provided, that no such removal shall be effective until such time as a successor Company Securityholder Representative shall have been validly appointed hereunder. The Company Securityholder Representative shall provide Parent (or, following the Closing, the Surviving Pubco) prompt written notice of any replacement of the Company Securityholder Representative, including the identity and address of the new Company Securityholder Representative. Upon any replacement of the Company Securityholder Representative, the Company Securityholder Representative being replaced shall transfer to the new Company Securityholder Representative the balance of any unexpended Company Securityholder Representative Expense Amount.

(e) For all purposes of this Agreement:

(i) Parent (or, following the Closing, the Surviving Pubco) shall be entitled to rely conclusively on the instructions and decisions of the Company Securityholder Representative as to the settlement of any disputes or claims under this Agreement or the Transaction Documents, or any other actions required or permitted to be taken by the Company Securityholder Representative hereunder, and no Party shall have any cause of action against Parent (or, following the Closing, the Surviving Pubco) for any action taken by Parent (or, following the Closing, the Surviving Pubco) in reliance upon the instructions or decisions of the Company Securityholder Representative;

(ii) the provisions of this Section 1.7 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Equity Holder may have in connection with the Transactions; and

(iii) this Section 1.7 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees, assignees and successors of each Company Equity Holder, and any references in this Agreement to a Company Equity Holder shall mean and include the successors to the rights of each applicable Company Equity Holder hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

(f) The Company Securityholder Representative shall not be liable for any liabilities, losses, claims, damages, costs or expenses (including legal expenses and costs) while acting in good faith and in the exercise of its reasonable judgment and arising out of or in connection with the acceptance or administration of its duties under this Agreement.

1.8 Certain Closing Deliveries.

(a) At the Closing, on the terms and conditions set forth in this Agreement, the Surviving Pubco shall deliver to the Company:

(i) a copy of the Escrow Agreement, duly executed by the Surviving Pubco and the Escrow Agent;

(ii) a copy of the Paying and Exchange Agent Agreement, duly executed by the Surviving Pubco and the Paying and Exchange Agent;

(iii) a copy of the Surviving Company Amended and Restated Limited Liability Company Agreement, duly executed by the Surviving Pubco;

(iv) a copy of the Exchange Agreement in the form attached hereto as Exhibit G, (with such changes therein as may be approved by the Company to decrease the frequency of exchange, increase the minimum required amount thereof or otherwise make changes thereto for the benefit of the Surviving Company and the Surviving Pubco, the “Exchange Agreement”), duly executed by the Surviving Pubco;

(v) a copy of the Tax Receivable Agreement in the form attached hereto as Exhibit H (the “Tax Receivable Agreement”), duly executed by the Surviving Pubco;

(vi) a copy of the Registration Rights Agreement in the form attached hereto as Exhibit I (the “Registration Rights Agreement”), duly executed by the Surviving Pubco;

(vii) a copy of the Simanson Stockholders Agreement in the form attached hereto as Exhibit J (with such changes to the terms thereof described in the last sentence of this Section 1.8, the “Simanson Stockholders Agreement”), duly executed by the Surviving Pubco and Gary A. Simanson;

(viii) a copy of the Organization Agreement in the form attached hereto as Exhibit K (the “Organization Agreement”), duly executed by the Surviving Pubco;

(ix) a copy of the Surviving Pubco Class V Share Subscription and Distribution Agreement substantially in the form of Exhibit L (the “Surviving Pubco Class V Share Subscription and Distribution Agreement”), duly executed by the Surviving Pubco;

(x) written confirmation from each of the members of Parent Sponsor agreeing that upon liquidation of Parent Sponsor, they will be bound by the provisions of the Parent Sponsor Letter with respect to any of the Sponsor Escrow Shares (as defined in the Parent Sponsor Letter) and Escrow Earnings (as defined in the Parent Sponsor Letter) that they might otherwise be entitled to receive upon liquidation of Parent Sponsor; and

(xi) a copy of the Parent Warrant Amendment duly executed by Parent and the Parent Warrant Agent.

(b) At the Closing, on the terms and conditions set forth in this Agreement, the Company shall deliver to the Surviving Pubco:

(i) a copy of the Escrow Agreement, duly executed by the Company Securityholder Representative on behalf of the Company Equity Holders and the Escrow Agent;

(ii) a copy of the Paying and Exchange Agent Agreement, duly executed by the Company Securityholder Representative on behalf of the Company Equity Holders and the Paying and Exchange Agent;

(iii) a copy of the Surviving Company Amended and Restated Limited Liability Company Agreement, duly executed by the Company Equity Holders;

(iv) a copy of the Exchange Agreement, duly executed by the Company and the Company Equity Holders;

(v) a copy of the Tax Receivable Agreement, duly executed by the Company Securityholder Representative and the Company Equity Holders;

(vi) a copy of the Registration Rights Agreement, duly executed by the Company Equity Holders;

(vii) a copy of the Company Sponsor Stockholders Agreement in the form attached hereto as Exhibit M (with such changes to the terms thereof described in the last sentence of this Section 1.8, the “Company Sponsor Stockholders Agreement”), duly executed by the Company Sponsor;

(viii) a copy of the Founder Stockholders Agreement in the form attached hereto as Exhibit N (with such changes to the terms thereof described in the last sentence of this Section 1.8, the “Founder Stockholders Agreement” and, together with the Simanson Stockholders Agreement and the Company Sponsor Stockholders Agreement, the “Stockholders Agreements”), duly executed by the applicable Company Equity Holders;

(ix) a copy of the Organization Agreement, duly executed by the Company; and

(x) a copy of the Surviving Pubco Class V Share Subscription and Distribution Agreement, duly executed by the Company.

If required by Nasdaq in order for the Surviving Pubco Class A Shares to be listed on Nasdaq immediately after the Closing, the stockholders party to a Stockholders Agreement will make such changes to such Stockholders Agreements as are required by Nasdaq; provided that in such event the parties to this Agreement will cooperate to ensure that such changes to the Stockholders Agreements preserve the current terms thereof and the relative rights of the parties to the Stockholders Agreement to the maximum extent possible.

(c) At or prior to the Closing, the Company shall deliver to Parent or the Surviving Pubco, as applicable, good standing certificates (or similar documents applicable for such jurisdictions) for the Company and each of its Subsidiaries certified as of a date no later than thirty (30) days prior to the Closing Date from the proper Governmental Authority of its jurisdiction of organization, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions and can be obtained within a reasonable period of time after request.

ARTICLE II

EFFECT OF the DOMESTICATION AND MERGER

2.1 Domestication. Upon the Domestication, by virtue of the Domestication and without any action on the part of Parent or any of the Parent Common Equity Holders:

(a) (i) Each Parent Class A Share issued and outstanding immediately prior to the Domestication shall remain outstanding and shall be automatically converted into one Surviving Pubco Class A Share and (ii) each certificate that evidenced Parent Class A Shares immediately prior to the Domestication (“Parent Class A Share Certificate”) shall instead represent a number of Surviving Pubco Class A Shares equal to the number of Parent Class A Shares evidenced by such Parent Class A Share Certificate; provided, however, that each Parent Class A Share Certificate owned by Public Stockholders who have validly elected to redeem their shares in connection with the Redemption shall entitle the holder thereof to receive only cash in an amount equal to the Redemption Price as provided for in the Trust Agreement and Parent’s Organizational Documents.

(b) (i) Each Parent Class B Share issued and outstanding immediately prior to the Domestication shall be automatically converted into one Surviving Pubco Class A Share, (ii) each certificate that evidenced Parent Class B Shares immediately prior to the Domestication (“Parent Class B Share Certificate”) shall instead represent a number of Surviving Pubco Class A Shares equal to the number of Parent Class B Shares evidenced by such Parent Class B Share Certificate and (iii) all rights in respect of all Parent Class B Shares shall cease to exist, other than the right to receive the Surviving Pubco Class A Shares in accordance with this Section 2.1(b).

(c) Each Parent Class A Share and Parent Class B Share held by Parent shall be automatically cancelled and no consideration shall be issued or paid in respect thereof.

2.2 Merger and Closing Payments.

(a) At the Closing, the Surviving Pubco shall:

(i) pay directly to the holders of all Unpaid Company Indebtedness all sums necessary and sufficient to fully pay, discharge and satisfy such Unpaid Company Indebtedness as is set forth on Section 2.2(a) of the Company Disclosure Schedule in accordance with payoff letters delivered to Parent prior to the Closing Date;

(ii) pay directly to each Person to whom any Unpaid Transaction Expenses are owed all sums necessary and sufficient to fully pay, discharge and satisfy all Unpaid Transaction Expenses as directed by the Company;

(iii) deposit with the Escrow Agent pursuant to the Escrow Agreement (x) the Adjustment Escrow Units in a segregated escrow account (the “Adjustment Unit Escrow Account”), and (y) the Additional Escrow Amount in a segregated escrow account (the “Additional Escrow Account”), in each case to be disbursed as and to the extent provided in the Escrow Agreement;

(iv) pay directly to the Company Securityholder Representative the Company Securityholder Representative Expense Amount;

(v) deposit (to the extent payable in cash, by wire transfer of immediately available funds) with the Paying and Exchange Agent (to such account or accounts of the Paying and Exchange Agent as the Paying and Exchange Agent shall designate in writing to Parent not less than two (2) Business Days prior to the Closing Date) for the benefit of the Company Equity Holders (A) an amount equal to the Cash Consideration and (B) the Estimated Equity Consideration;

(vi) pay directly to the Company the Company Balance Sheet Allocation, if any; and

(vii) deposit with the Parent Warrant Agent (to such accounts or accounts as designated by the Parent Warrant Agent) such amounts for the payment required to be made to the Parent Warrantholders in connection with the amendment of their Parent Warrants in accordance with the terms of the Parent Warrant Amendment;

provided, that, to the extent that the Company has Closing Cash in excess of $10,000,000, it shall use the Closing Cash to make the payments owed under clauses (i) and (ii) above.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the Surviving Pubco, Merger Sub, the Company or any of the Company Equity Holders:

(i) all issued and outstanding Company Interests held by the Company shall be automatically cancelled and no consideration shall be issued or paid in respect thereof;

(ii) the Company Interests shall be converted into the right to receive, in each case determined in accordance with the Company LLC Agreement (and calculated as if all of such amounts constitute Distributable Assets as defined under the Company LLC Agreement) a portion (in each case calculated in accordance with the Cash Consideration Payout Schedule, the Equity Consideration Payout Schedule, the Adjustment Amount Payout Schedule and the Earn Out Payout Schedule, as applicable) of:

(A)    the Cash Consideration; plus

(B)    the Estimated Equity Consideration; plus

(C)    the Remaining Amount, as and to the extent distributable pursuant to Section 2.5, determined as if all Company Interests were still outstanding, and calculated as if such amount were distributed following the deemed distributions in clauses (A) and (B) above; plus

(D)    (x) the Excess Amount, as and to the extent issuable pursuant to Section 2.5, and (y) if there is an Excess Amount issuable pursuant to the foregoing clause (x), the Adjustment Escrow Property, in each case determined as if all Company Interests were still outstanding, and calculated as if such amounts were distributed following the deemed distributions in clauses (A), (B) and (C) above; plus

(E)    the Additional Remaining Escrow Amount, determined as if all Company Interests were still outstanding, and calculated as if such amounts were distributed following the deemed distributions in clauses (A), (B), (C) and (D) above; plus

(F)    the Earned Earn Out Units, as and to the extent issuable pursuant to Section 2.6, determined as if all Company Interests were still outstanding, and calculated as if such amount were distributed following the deemed distributions in clauses (A), (B), (C), (D) and (E) above (and any deemed distribution of Earned Earn Out Units previously deemed distributed pursuant to this clause (F)); and

each holder of limited liability company interests in the Surviving Company acquired pursuant to this clause (ii) shall automatically be admitted as a member of the Surviving Company with respect to such limited liability company interests upon such holder’s acquisition of such limited liability company interests; and

(iii) the limited liability company interests in Merger Sub shall be converted into a number of fully paid and nonassessable Surviving Company Membership Units equal to the number of Surviving Pubco Class A Shares outstanding as of immediately prior to the Effective Time (but for such purposes, giving effect to any Additional Equity Financing in accordance with the terms of Section 5.16(k) and to the Domestication and the conversion of the Parent Class A Shares and Parent Class B Shares into Surviving Pubco Class A Shares), and the Surviving Pubco, as the sole holder thereof, shall automatically be admitted as a member of the Surviving Company.

2.3 Payout Schedule.

(a) The Company shall deliver to Parent (i) at least two (2) Business Days prior to the Closing Date, a schedule (the “Cash Consideration Payout Schedule”) showing the allocation among the Company Equity Holders of the Cash Consideration calculated in accordance with Section 2.2(b), (ii) at least two (2) Business Days prior to the

Closing Date, a schedule (the “Equity Consideration Payout Schedule”) showing the allocation among the Company Equity Holders of the Estimated Equity Consideration calculated in accordance with Section 2.2(b), (iii) at least two (2) Business Days prior to the date such amount is payable, a schedule (the “Adjustment Amount Payout Schedule”) showing the allocation among the Company Equity Holders of the Remaining Amount or Excess Amount (and the Adjustment Escrow Property deliverable in connection therewith), if any, calculated in accordance with Section 2.2(b) and Section 2.5, (iv) at least two (2) Business Days prior to the date such amount is payable, a schedule (the “Earn Out Payout Schedule”) showing the allocation among the Company Equity Holders of the Earned Earn Out Units, if any, calculated in accordance with Section 2.2(b) and Section 2.6 and (v) at least two (2) Business Days prior to the date such amount is payable a Schedule (the “Additional Escrow Payout Schedule”) showing the allocation among the Company Equity Holders of the Additional Escrow Remaining Amount, if any, calculated in accordance with Section 2.2(b). Each of the schedules described in clauses (i) through (v) above shall be calculated in a manner consistent with the Estimated Closing Adjustment Statement, as it may be adjusted prior to the Closing in accordance with Section 2.5(a). No fractional shares of Surviving Pubco Common Stock or fractional Surviving Company Membership Units shall be issued pursuant to this Agreement and each Company Equity Holder who would otherwise be entitled to a fraction of a share of Surviving Pubco Common Stock or Surviving Company Membership Unit (after aggregating all fractional shares of Surviving Pubco Common Stock or Surviving Company Membership Units, as applicable, that otherwise would be received by such holder) shall instead have the number of shares of Surviving Pubco Common Stock and Surviving Company Membership Units issued to such holder rounded in the aggregate to the nearest whole share of Surviving Pubco Common Stock.

(b) At the Effective Time, all rights in respect of all Company Interests existing immediately prior to the Effective Time shall cease to exist, other than the right to receive the consideration as described in Section 2.2(b)(ii) payable, in each case, at the times provided for therein.

(c) At the Effective Time, the unit transfer books of the Company shall be closed with respect to all Company Interests issued and outstanding immediately prior to the Effective Time and no transfer of any Company Interests that were issued and outstanding immediately prior to the Effective Time shall thereafter be made.

2.4 Letter of Transmittal; Subscription for Class V Shares.

(a) At a reasonable time prior to the Closing Date, the Company shall deliver to each Company Equity Holder a letter of transmittal substantially in the form of Exhibit N (the “Letter of Transmittal”), together with a request to have such Company Equity Holder deliver an executed Letter of Transmittal to the Company no less than two (2) Business Days prior to the Closing. Upon delivery to the Company of a Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, such Company Equity Holder shall be entitled to receive for its Company Interests the consideration described in Section 2.2(b). If a Company Equity Holder has not delivered to the Company a Letter of Transmittal, such Company Equity Holder will become entitled to receive consideration for its Company Interests described in Section 2.2(b) promptly upon receipt by the Company of an executed Letter of Transmittal from such Company Equity Holder. The Company shall provide the Company Securityholder Representative and Parent with a copy of each Letter of Transmittal it receives promptly after receipt thereof.

(b) Continental Stock Transfer and Trust shall act, at Parent’s expense, as paying agent and as exchange agent (the “Paying and Exchange Agent”) in effecting the exchanges provided for herein pursuant to the Paying and Exchange Agent Agreement substantially in the form attached hereto as Exhibit P, with such changes therein as the Paying and Exchange Agent may request (the “Paying and Exchange Agent Agreement”). Each Company Equity Holder shall receive from the Paying and Exchange Agent or the Escrow Agent, as applicable, in exchange for the Company Interests such Company Equity Holder owns (by wire transfer of same day funds to the extent such consideration is payable in cash), (i) on or following the Closing Date, its portion of Cash Consideration and Estimated Equity Consideration in accordance with the allocation pursuant to Section 2.2(b)(ii)(A) and (B), (ii) its portion of the Remaining Amount, if any, at the time of its distribution in accordance with the allocation pursuant to Section 2.2(b)(ii)(C) and the Escrow Agreement, (iii) its portion of the Excess Amount (and the Adjustment Escrow Property deliverable in connection therewith), if any, at the time of its distribution in accordance with the allocation pursuant to Section 2.2(b)(ii)(D) and the Escrow Agreement, (iv) its portion of the Earned Earn Out Units, if any, at the time of its distribution in accordance with Section 2.2(b)(ii)(F) and (v) its portion of the Additional Escrow Amount, if any, at the time of its distribution in accordance with Section 2.2(b)(ii)(E)(2).

2.5 Adjustment Before and After the Closing. The Estimated Closing Adjustment and the Final Closing Adjustment shall be determined as set forth below in this Section 2.5:

(a) No less than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a statement (the “Estimated Closing Adjustment Statement”), duly executed by an officer of the Company, setting forth the Company’s good faith estimate of the Closing Adjustment Items (the “Estimated Closing Adjustment”), including an estimated consolidated balance sheet of the Acquired Companies as of the Effective Time. The Estimated Closing Adjustment Statement (i) shall be derived in good faith from the Books and Records of the Acquired Companies and (ii) shall be prepared on a consolidated basis in accordance with generally accepted accounting principles in the United States (“GAAP”) using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodologies as were used in preparation of the Base Balance Sheet. Promptly after delivering the Estimated Closing Adjustment Statement to Parent, the Company will meet with Parent (which meeting may be telephonic) to review and discuss the Estimated Closing Adjustment Statement, and the Company will consider in good faith Parent’s comments to the Estimated Closing Adjustment Statement, and, to the extent mutually agreed upon by the Company and Parent, both acting reasonably and in good faith, make any appropriate adjustments to the Estimated Closing Adjustment Statement prior to the Closing, which adjusted Estimated Closing Adjustment Statement shall thereafter become the Estimated Closing Adjustment Statement for all purposes of this Agreement; provided, however, that if the Company and Parent are unable to reach mutual agreement on any such adjustments, the Estimated Closing Adjustment Statement delivered by the Company shall be the Estimated Closing Adjustment Statement for all purposes of this Agreement.

(b) Within seventy-five (75) calendar days after the Closing Date, the Surviving Pubco shall prepare and deliver to the Company Securityholder Representative a statement (the “Closing Adjustment Statement”), duly executed by an officer of the Surviving Pubco, setting forth the Surviving Pubco’s determination of the Closing Adjustment Items, including an estimated consolidated balance sheet of the Acquired Companies as of the Effective Time. The Closing Adjustment Statement (i) shall be derived in good faith from the Books and Records of the Acquired Companies and (ii) shall be prepared on a consolidated basis in accordance with GAAP using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodologies as were used in preparation of the Base Balance Sheet. The Closing Adjustment Statement, as proposed by the Surviving Pubco pursuant to this Section 2.5(b), shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment Statement”, the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment” and each shall be final and binding on all Parties, unless the Company Securityholder Representative timely delivers to the Surviving Pubco an Objection Notice in accordance with Section 2.5(c). The Surviving Pubco shall, and shall cause the Surviving Company to, provide to the Company Securityholder Representative reasonable access to the Acquired Companies’ Books and Records as the Company Securityholder Representative may reasonably request in connection with its review of the Closing Adjustment Statement and shall cause the personnel of the Acquired Companies to reasonably cooperate with the Company Securityholder Representative in connection with its review of the Closing Adjustment Statement.

(c) In the event that the Company Securityholder Representative disputes the Closing Adjustment Statement delivered by the Surviving Pubco pursuant to Section 2.5(b) or the amount of any Closing Adjustment Item reflected thereon, the Company Securityholder Representative shall notify the Surviving Pubco in writing (the “Objection Notice”) of such dispute, within thirty (30) calendar days after delivery of the Closing Adjustment Statement pursuant to Section 2.5(b). Any such Objection Notice shall specify those items or amounts as to which the Company Securityholder Representative disagrees and shall describe in reasonable detail the basis for such dispute. The Surviving Pubco and the Company Securityholder Representative shall use commercially reasonable efforts to resolve such differences regarding the determination of the disputed items or amounts for a period of thirty (30) calendar days after the Surviving Pubco’s receipt of the Objection Notice. If the Surviving Pubco and the Company Securityholder Representative reach a final resolution on the Closing Adjustment Statement within thirty (30) calendar days after the Surviving Pubco’s receipt of the Objection Notice (or within any additional period as mutually agreed to between the Surviving Pubco and the Company Securityholder Representative), then the Closing Adjustment Statement agreed upon by the Surviving Pubco and the Company Securityholder Representative shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment Statement”, the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment” and each shall be final and binding on the Parties.

(d) If the Company Securityholder Representative and the Surviving Pubco do not reach a final resolution on the items in the Objection Notice within thirty (30) calendar days after delivery of the Objection Notice, unless the Company Securityholder Representative and the Surviving Pubco mutually agree to continue their efforts to resolve such differences, the Surviving Pubco and the Company Securityholder Representative shall engage the Neutral Accountant within fifteen (15) calendar days thereafter (provided, that if the Neutral Accountant does not accept its appointment or if the Company Securityholder Representative and the Surviving Pubco cannot agree on the Neutral Accountant, in either case during such fifteen (15) calendar day period, then the Company Securityholder Representative or the Surviving Pubco may require, by written notice to the other, that the Neutral Accountant be selected by the New York City Regional Office of the American Arbitration Association in accordance with its procedures). The Neutral Accountant shall resolve such differences pursuant to an engagement agreement executed by the Company Securityholder Representative, the Surviving Pubco and the Neutral Accountant in accordance with this Section 2.5(d). Each of the Surviving Pubco and the Company Securityholder Representative shall submit to the Neutral Accountant (with a copy delivered to the other party on the same day), within ten (10) days after the date of the engagement of the Neutral Accountant, a memorandum (which may include supporting exhibits) setting forth their respective positions with respect to the Closing Adjustment Items set forth in the Objection Notice. Each of the Surviving Pubco and the Company Securityholder Representative may (but shall not be required to) submit to the Neutral Accountant (with a copy delivered to the other party on the same day), within twenty (20) calendar days after the date of the engagement of the Neutral Accountant, a memorandum responding to the initial memorandum submitted to the Neutral Accountant by the other party. None of the Surviving Pubco, the Company Securityholder Representative, any other Party hereto or any of their respective Affiliates shall have any ex parte communications or meetings with the Neutral Accountant regarding the subject matter hereof without the other party’s prior written consent. The Neutral Accountant shall be given reasonable access to all relevant records of the Surviving Pubco and the Surviving Company to calculate the Closing Adjustment Statement. The Neutral Accountant shall act as an expert in accounting to determine only the Closing Adjustment Items set forth in the Objection Notice still in dispute and shall be limited to those adjustments, if any, required to be made for the Final Closing Adjustment to comply with the provisions of this Agreement. The Surviving Pubco, the Company Securityholder Representative and the other Parties hereto shall use their reasonable best efforts to cause the Neutral Accountant to issue its written determination regarding the Closing Adjustment Items set forth in the Objection Notice within thirty (30) calendar days after such items are submitted for review. Absent fraud or manifest error, the Closing Adjustment Statement as finally determined by the Neutral Accountant shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment Statement”, the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment” and each shall be final and binding on all Parties. In determining the Closing Adjustment Statement and the Closing Adjustment Items, the Neutral Accountant shall act as an expert and not as an arbitrator. A judgment on the determination made by the Neutral Accountant pursuant to this Section 2.5 may be entered in and enforced by any court having jurisdiction.

(e) The Neutral Accountant shall not be authorized or permitted to:

(i) determine any questions or matters whatsoever under or in connection with this Agreement except for the resolution of differences between the Company Securityholder Representative and the Surviving Pubco regarding the determination of the Closing Adjustment Statement and the Closing Adjustment Items in accordance with this Section 2.5;

(ii) resolve any such differences by making an adjustment to the Closing Adjustment Statement that is outside of the range defined by amounts as finally proposed by the Company Securityholder Representative and the Surviving Pubco; or

(iii) apply any accounting methods, treatments, principles or procedures other than as described in this Section 2.5.

(f) The fees and disbursements of the Neutral Accountant shall be borne by the Surviving Pubco.

(g) If the amount of the Final Closing Adjustment is greater than the Estimated Closing Adjustment, then the Company Securityholder Representative shall, within three (3) Business Days after the date of determination of the Final Closing Adjustment, direct the Escrow Agent to (i) deliver a number of Adjustment Escrow Units (and, to the extent in excess of the Adjustment Escrow Units, other Adjustment Escrow Property) to the Surviving Company, equal to the lesser of (x) the quotient obtained by dividing (A) the amount of any such excess by (B) the Per Share Price, which such Adjustment Escrow Units shall be cancelled by the Surviving Company and (y) the entire Adjustment Escrow Property and (ii) to the extent that, after delivery of the Adjustment Escrow Property to the Surviving Company, there is remaining Adjustment Escrow Property held by the Escrow Agent, deliver such remaining Adjustment Escrow Property (the “Remaining Amount”) to the Paying and Exchange Agent (on behalf of the Company Equity Holders) to be delivered to the Company Equity Holders pursuant to Section 2.2(b)(ii)(C).

(h) If the amount of the Estimated Closing Adjustment is greater than the Final Closing Adjustment (any such excess, the “Excess Amount”), then, within three (3) Business Days after the date of determination of the Final Closing Adjustment, (i) the Surviving Company shall issue a number of Surviving Company Membership Units to the Company Equity Holders pursuant to Section 2.2(b)(ii)(D), in each case equal to the lesser of (x) the quotient obtained by dividing (A) the Excess Amount by (B) the Per Share Price, and (y) the entire Adjustment Escrow Property and (ii) the Surviving Pubco shall direct the Escrow Agent to disburse the Adjustment Escrow Property to the Paying and Exchange Agent (on behalf of the Company Equity Holders) to be delivered to the Company Equity Holders pursuant to Section 2.2(b)(ii)(E).

(i) The Parties agree that the procedures set forth in this Section 2.5 shall be the sole and exclusive method for resolving any disputes with respect to the determination of the Final Closing Adjustment Statement and the Final Closing Adjustment; provided, that this provision shall not prohibit the Surviving Pubco or the Company Securityholder Representative from instituting litigation to enforce the determination of the Neutral Accountant.

2.6 Earn Out.

(a) Subject to the terms and conditions of this Section 2.6, the Earn Out Units shall be issuable to the Company Equity Holders in accordance with the terms of Section 2.2 as follows (any such issuable Earn Out Units, “Earned Earn Out Units”):

(i) if at any time during the twelve (12) months following the Closing the VWAP of the Surviving Pubco Class A Shares is greater than or equal to $12.50 over any twenty (20) Trading Days within any thirty- (30-) Trading Day period, 50% of the Earn Out Units; and

(ii) if at any time during the twenty-four (24) months following the Closing the VWAP of the Surviving Pubco Class A Shares is greater than or equal to $14.00 over any 20 Trading Days within any 30-Trading Day period, 100% of the Earn Out Units.

Notwithstanding anything to the contrary set forth in this Agreement, the number of Earn Out Units to be issued pursuant to this Section 2.6 shall be limited such that in no event shall the Company Equity Holders receive more than 100% of the Earn Out Units. The Surviving Pubco Class A Share price targets in clauses (i) and (ii) shall be equitably adjusted for stock splits, stock dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Surviving Pubco Class A Shares after the date of this Agreement (other than in respect of issuances of Surviving Pubco Class A Shares in connection with (i) any Additional Equity Financing or (ii) the issuance of the Equity Consideration (including the Estimated Equity Consideration)).

(b) In the event of the satisfaction of the threshold set forth in Section 2.6(a)(i) or the threshold set forth in Section 2.6(a)(ii), as soon as practicable (but in any event within five (5) Business Days) after such satisfaction, the Surviving Pubco will deliver to the Company Securityholder Representative a written statement (each, a “Stock Price Earn-Out Statement”) that sets forth (i) the VWAP over the applicable 20-Trading Day period and (ii) the calculation of the amount of Earned Earn Out Units in connection therewith. Any Earned Earn Out Units issuable as a result of the satisfaction of the threshold set forth in Section 2.6(a)(i) or the threshold set forth in Section 2.6(a)(ii) shall be issued to the Company Equity Holders in accordance with Section 2.2 and the Earn Out Payout Schedule within five (5) Business Days after such satisfaction.

(c) Following the Closing, including during the twenty-four (24) months following the Closing, the Surviving Pubco and its Subsidiaries, including the Acquired Companies, will be entitled to operate their respective businesses based upon the business requirements of the Surviving Pubco and its Subsidiaries. Each of the Surviving Pubco and its Subsidiaries, including the Acquired Companies, will be permitted following the Closing, including during the twenty-four (24) months following the Closing, to make changes in its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on the Earn Out Units becoming Earned Earn Out Units, and none of the Company Equity Holders (nor the Company Securityholder Representative on their behalf) will have any right to claim the loss of all or any portion of an Earn Out Units or other damages as a result of such decisions so long as such changes are not made with the primary intent to reduce the amount of any Earn Out Units that would otherwise be deliverable to Company Equity Holders.

(d) In the event that there is a Company Sale after the Closing and prior to the date that is twenty-four (24) months following the Closing Date, 100% of the Earn Out Units (to the extent not already issued pursuant to the terms of Section 2.2 and this Section 2.6) shall be deemed earned and issuable to the Company Equity Holders, notwithstanding the non-satisfaction of any of the applicable thresholds set forth in Section 2.6(a).

(e) For purposes hereof, a “Company Sale” means the occurrence of any of the following events, in each case solely in the event that the implied per share consideration received by the shareholders of the Surviving Pubco in any such Company Sale is greater than the Per Share Price:

(i) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (a “Group”) (excluding (a) a corporation or other entity owned, directly or indirectly, by the stockholders of the Surviving Pubco in substantially the same proportions as their ownership of stock of the Surviving Pubco or (b) a Group in which one or more of the Company Sponsor or Affiliates of the Company Sponsor directly or indirectly hold Beneficial Ownership of securities representing more than 50% of the total voting power held by such group) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Surviving Pubco representing more than 50% of the combined voting power of the Surviving Pubco’s then outstanding voting securities; or

(ii) there is consummated a merger or consolidation of the Surviving Pubco with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Surviving Pubco board of directors immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of the Surviving Pubco immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; provided, that the events set forth in this clause (ii) shall not constitute a “Company Sale” for purposes of this Agreement if the Company Sponsor or any Affiliate of the Company Sponsor is the acquiror; or

(iii) the shareholders of the Surviving Pubco approve a plan of complete liquidation or dissolution of the Surviving Pubco or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by the Surviving Pubco of all or substantially all of the assets of the Surviving Pubco and its Subsidiaries, taken as a whole, other than such sale or other disposition by the Surviving Pubco of all or substantially all of the assets of Surviving Pubco and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of the Surviving Pubco in substantially the same proportions as their ownership of the Surviving Pubco immediately prior to such sale; provided, that the events set forth in this clause (iii) shall not constitute a “Company Sale” for purposes of this Agreement if the Company Sponsor or any Affiliate of the Company Sponsor is the acquiror of such assets.

ARTICLE III

Representations And Warranties Of The Company

3.1 Matters Relating to the Company. The Company makes the following representations and warranties to Parent and Merger Sub as of the date of this Agreement and as of the Closing, except as disclosed by the Company in the written Company Disclosure Schedule provided to Parent dated the date of this Agreement (the “Company Disclosure Schedule”), which shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE III. The disclosure in any section or subsection of the Company Disclosure Schedule corresponding to any section or subsection of this ARTICLE III shall qualify other sections and subsections in this ARTICLE III so long as its relevance to such other section or subsection of this ARTICLE III is reasonably clear on the face of the information disclosed therein.

3.2 Due Organization. The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation. The Company and each of its Subsidiaries (i) has all necessary limited liability company power and authority to carry on its business as is currently conducted and (ii) except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the operation of its business as currently conducted makes such licensing or qualification necessary. Section 3.2 of the Company Disclosure Schedule lists for each of the Company and its Subsidiaries all jurisdictions in which it is so qualified to conduct business and all names other than its legal name under which it does business. The Company has provided to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries, each as amended to date and as currently in effect. Each of the Company and its Subsidiaries are not in violation of any provision of their respective Organizational Documents in any material respect.

3.3 Authorization; No Conflict.

(a) The Company has full limited liability company power and, upon receipt of the Company Equity Holders’ Approval, authority to enter into this Agreement and the Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions have been duly authorized by all requisite limited liability company action on the part of the Company, subject only to the receipt of the Company Equity Holders’ Approval. This Agreement has been duly and validly executed and delivered by the Company, and (assuming due authorization, execution and delivery by any other applicable parties thereto) constitutes, or upon such delivery constitutes, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Enforcement Exceptions”). The Company’s board of managers, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with the Company’s Organizational Documents (i) determined that this Agreement, the Transaction Documents and the Merger and the other Transactions are advisable, fair to, and in the best interests of, the Company and its members, (ii) approved this Agreement, the Transactions and the Merger and the other Transactions in accordance with the DLLCA, (iii) directed that this Agreement be submitted to the Company’s members for adoption and (iv) resolved to recommend that the Company’s members adopt this Agreement. The voting covenants contained within the Company Support Agreements include agreements by holders of Company Interests constituting the requisite vote of the holders of the Company Interests to approve this Agreement, the Transaction Documents, the Merger and the other Transactions in accordance with the DLLCA and the Company’s Organizational Documents.

(b) Subject to the receipt of the Company Equity Holders’ Approval, except for applicable requirements under the HSR Act or as otherwise set forth on Section 3.3(b) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the Transaction Documents by the Company and its Subsidiaries, and the consummation of the Transactions, do not and will not, with or without notice, lapse of time or both: (i) conflict with or result in a breach or violation of the Organizational Documents of the Company or any of its Subsidiaries; (ii) require any consent, waiver, approval, declaration or authorization of, or notice to or filing with, any Governmental Authority; or (iii) violate, conflict with, result in a breach or default under (with notice or lapse of time or both), result in, or give any Person a right of, termination, cancellation, acceleration, suspension, modification or revocation under, give rise to any obligation to make payments or provide compensation under, result in the creation of any Lien upon any of the properties or assets of an Acquired Company under, give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance under, or require any consent, waiver, approval, notice, filing, declaration or authorization under, any Material Contract or Material Permit, except, with respect to the foregoing clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

3.4 Capitalization.

(a) Section 3.4(a) of the Company Disclosure Schedule sets forth a correct and complete list, in each case as of the date hereof, of (i) the name and jurisdiction of organization of each Subsidiary of the Company, (ii) the limited liability company or other Equity Interests of the Company and each of its Subsidiaries, (iii) the number of authorized issued and outstanding limited liability company interests or other Equity Interests of the Company and each of its Subsidiaries and all holders thereof and (iv) with respect to any Company Profits Units, the grant date, the unit hurdle price or amount, any expiration date and any vesting schedule. All outstanding limited liability company interests of the Company and each of its Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of (or subject to) any preemptive rights (including any preemptive rights set forth in the Organizational Documents of the Company or such Subsidiary, as applicable), rights of first refusal or similar rights, and, to the knowledge of the Company, are owned free and clear of any Liens other than those imposed under the Company’s or any of its Subsidiaries’ Organizational Documents, as applicable or applicable securities Laws. Except as set forth in the Company LLC Agreement, there are no options, warrants, equity securities, calls, rights, commitments or agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or such Subsidiary, as applicable, to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional limited liability company interests or other Equity Interests of the Company or any of its Subsidiaries or any security or rights convertible into or exchangeable or exercisable for any such limited liability company interests or other Equity Interests, or obligating the Company or any of its Subsidiaries to enter into any commitment or agreement containing such obligation. Except as set forth on Section 3.4(a) of the Company Disclosure Schedule, there are no Equity Interests of the Company or any of its Subsidiaries, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding. Except as set forth on Section 3.4(a) of the Company Disclosure Schedule, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company or any of its Subsidiaries. As a result of the consummation of the Transactions, except as expressly contemplated by this Agreement and the Transaction Documents, no Equity Interests of the Company or any of its Subsidiaries are issuable.

(b) All of the issued and outstanding securities of the Company and its Subsidiaries have been granted, offered, sold and issued in material compliance with all applicable securities Laws. Except as set forth in the Company Support Agreements and the Organizational Documents of the Company or its Subsidiaries, as applicable, there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Equity Interests of the Company or its Subsidiaries. Except as set forth in the Organizational Documents of the Company or its Subsidiaries, as applicable, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interests or securities of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries granted any registration rights to any Person with respect to any Equity Interests of the Company or any of its Subsidiaries (other than pursuant to the Registration Rights Agreement). As a result of the consummation of the Transactions, except as expressly contemplated by this Agreement and the Transaction Documents, no rights in connection with any interests, warrants, rights, options or other securities of the Company or any of its Subsidiaries accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as set forth on Section 3.4(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any capital stock, securities convertible into capital stock or any other Equity Interest in any Person (other than an Acquired Company), nor is the Company or any of its Subsidiaries a participant in any joint venture, partnership, limited liability company, trust, association or other non-corporate entity (other than an Acquired Company). There are no outstanding contractual obligations of an Acquired Company to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

3.5 Financial Statements.

(a) Attached to Section 3.5(a) of the Company Disclosure Schedule are true, correct and complete copies of the following (collectively, the “Financial Statements”): (i) the Company’s audited consolidated financial statements consisting of the consolidated balance sheets as of December 31, 2017 and December 31, 2016 and the related statements of income, statements of members’ equity and statements of cash flows and for the year ended December 31, 2017, and the period from September 1, 2016 through December 31, 2016, each audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor; and (ii) the Company’s unaudited consolidated balance sheet as of September 30, 2018 (the “Base Balance Sheet” and the date thereof, the “Most Recent Balance Sheet Date”) and the related statement of income and statement of cash flows for the nine (9) months then ended. Subject, in the case of unaudited interim period financial statements, to the absence of footnotes and normal recurring year-end audit adjustments applied consistent with past practice, none of which are or would be material, individually or in the aggregate, the Financial Statements (including the notes thereto) (i) have been prepared from the Books and Records of the Company and its Subsidiaries and (except as may be indicated in the notes thereto) in accordance with GAAP applied on a consistent basis in accordance with past practices throughout the periods covered thereby, and (ii) fairly present in all material respects the consolidated financial condition and results of operations and cash flows of the Company and its Subsidiaries as of the dates, and for the periods, indicated thereon. Since the Most Recent Balance Sheet Date, there have been no material changes in the accounting policies of the Company or any of its Subsidiaries and no revaluation of the Company’s or any of its Subsidiaries’ properties or assets. None of the Acquired Companies have ever been subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) Neither the Company nor any of its Subsidiaries is liable for or subject to any Liability that is required by GAAP to be reflected or reserved against in a balance sheet, except for (i) Liabilities reflected on the Base Balance Sheet and not previously paid or discharged, (ii) Liabilities incurred since the Most Recent Balance Sheet Date in the ordinary course of business and (iii) Liabilities that would not, individually or in the aggregate, have or reasonably be likely to have a Material Adverse Effect.

(c) The Acquired Companies maintain, in all material respects, accurate books and records reflecting the assets and Liabilities of the Acquired Companies and maintain, in all material respects, proper and adequate internal accounting controls that are designed to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Acquired Companies and to maintain accountability for the Acquired Companies’ assets, and (iii) accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Acquired Companies are complete and accurate in all material respects and have been maintained in all material respects in the ordinary course and in accordance with applicable Laws. No Acquired Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Acquired Company. Since January 1, 2016, no Acquired Company has received any adverse material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of any Acquired Company or its internal accounting controls.

(d) As of the date of this Agreement, the Acquired Companies do not have any Company Indebtedness other than the Company Indebtedness as set forth on Section 3.5(d) of the Company Disclosure Schedule, and in such amounts (including principal and any accrued but unpaid interest), as set forth on Section 3.5(d) of the Company Disclosure Schedule.

3.6 Absence of Changes. Since the Most Recent Balance Sheet Date, except for any actions expressly contemplated by this Agreement, the Transaction Documents or the Transactions, (a) the Company and each of its Subsidiaries has conducted its business in the ordinary course of business in all material respects, (b) there has not been any Material Adverse Effect and (c) there has not been any event, act or omission that, if such event, act or omission occurred following the effective date of this Agreement, would have resulted in a material breach of Section 5.1.

3.7 Real Property; Encumbrances.

(a) Neither the Company nor any of its Subsidiaries owns or has owned, in whole or in part, any Real Property.

(b) Section 3.7(b) of the Company Disclosure Schedule sets forth a correct and complete listing of all Company Leased Real Property (including street address, lessor, rent and the Company or the applicable Subsidiary’s use thereof). Except as, individually or in the aggregate, has not been and would not be reasonably likely to have a Material Adverse Effect, the Company and each of its Subsidiaries, as applicable, has a valid leasehold interest to the leasehold estate in the Company Leased Real Property granted to the Company or such Subsidiary, as applicable, pursuant to the applicable Real Property Lease (subject to Permitted Liens), a true and correct copy of which (including all material amendments and modifications thereof or material waivers thereto) has been provided to Parent prior to the date hereof. Except as set forth on Section 3.7(b) of the Company Disclosure Schedule, there are no parties other than the Company and its Subsidiaries in possession of any portion of the Company Leased Real Property, and, to the knowledge of the Company, no Contract grants any Person (other than the Acquired Companies) the right of use or occupancy of any portion of the Company Leased Real Property.

(c) To the knowledge of the Company, there are no pending or threatened condemnation proceedings, lawsuits or administrative actions relating to any portion of the Company Leased Real Property, nor has the Company or any of its Subsidiaries received notice of any pending or threatened special assessment proceedings affecting any portion of the Company Leased Real Property.

3.8 Assets. Except as would not be reasonably likely to have a Material Adverse Effect, (i) the Company and its Subsidiaries, collectively, have good and valid title to, or a valid leasehold interest in, all of the assets owned or leased by, or otherwise used in the business of, the Company and its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and (ii) all of the tangible assets owned by the Company and its Subsidiaries have been maintained in a reasonably prudent manner and are in good operating condition and repair, ordinary wear and tear excepted. All material tangible assets owned by the Company and its Subsidiaries are located on the Company Leased Real Property.

3.9 Taxes.

(a) The Company and each of its Subsidiaries is, and have at all times since their respective date of formation been, treated as a partnership or disregarded entity under U.S. Treasury Regulation Section 301.7701-3(b) for U.S. federal income Tax purposes.

(b) The Company and each of its Subsidiaries has timely filed (taking into account applicable extensions) all federal, state, local and foreign income Tax Returns and other material Tax Returns that it was required to file, and has paid all Taxes shown theron as owing. Such Tax Returns are correct and complete in all material respects.

(c) The Company and each of its Subsidiaries has withheld or collected all material Taxes required by Law to have been withheld or collected and, to the extent required, paid over such Taxes to the appropriate Governmental Authorities.

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement, other than any Commercial Tax Agreement or any agreement solely among the Company and its Subsidiaries.

(e) No Tax Proceeding relating to any Tax Return of the Company or any of its Subsidiaries by any Governmental Authority is currently in progress or, to the knowledge of the Company, threatened or contemplated. Neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction in which the Company or such Subsidiary does not file a Tax Return that the jurisdiction believes that the Company or such Subsidiary was required to file any Tax Return or is subject to Tax in such jurisdiction, which claim has not been fully resolved. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect.

(f) There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(g) No Acquired Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or entered into a closing agreement with, any Governmental Authority, in each case that would reasonably be expected to result in such Acquired Company being required to include a material amount in income for Tax purposes in a taxable period (or portion thereof) beginning after the Closing Date.

(h) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” as set forth in Treasury Regulation Section 301.6111-2(b)(2).

3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule contains a correct and complete list of all material Company Benefit Plans and material Company Benefit Arrangements. The Company has made available to Parent complete and correct copies of the following documents with respect to each material Company Benefit Plan and material Company Benefit Arrangement, to the extent applicable: (i) all plan documents, trust documents, insurance contracts, service provider agreements and amendments thereto; (ii) written descriptions of all material non-written agreements relating to any such plan or arrangement; (iii) Form 5500 filings for the last three (3) years, including all schedules thereto, annual report, financial statements and any related actuarial reports; (iv) nondiscrimination testing results for the last three (3) years; (v) the most recent summary plan description and summaries of material modifications thereto; (vi) all material notices or other communications received from the IRS, Department of Labor, or any other Governmental Authority on or after January 1, 2014; (vii) required notices or other written communications to employees; and (viii) employee manuals or handbooks containing personnel or employee relations policies.

(b) Each Qualified Plan has received a favorable determination letter, or is the subject of a favorable advisory or opinion letter as to its qualification, issued by the Internal Revenue Service (the “IRS”) to the effect that such plan is qualified and the trust related thereto is exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the knowledge of the Company, no act or omission in the operation of such plan has occurred that could adversely affect its qualified status. Each Company Benefit Plan and each Company Benefit Arrangement has been administered in all material respects in accordance with its terms and with all applicable Laws, including ERISA, the Code, the Patient Protection and Affordable Care Act (“ACA”) and the Health Insurance Portability and Accountability Act. With respect to each Company Benefit Plan and Company Benefit Arrangement, (i) no non-exempt transactions prohibited by Code Section 4975 or ERISA Section 406 have occurred and (ii) no act or omission has occurred that could reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is liable for any penalty or excise taxes assessable under ACA. Each individual classified as an independent contractor or other non-employee classification by the Company or any of its Subsidiaries has been properly classified for purposes of participation and benefit accrual under each Company Benefit Plan and Company Benefit Arrangement, except as could not reasonably be expected to have a Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries has, within six (6) years prior to the date of this Agreement, maintained, sponsored or been required to contribute to any Pension Plan. There are no current or contingent Liabilities that could reasonably be expected to be imposed upon the Company or any of its Subsidiaries with respect to any Pension Plan maintained by an ERISA Affiliate.

(d) There are no pending or, to the knowledge of the Company, threatened Actions (other than routine benefit claims and proceedings with respect to qualified domestic relations orders) relating to any Company Benefit Plans or Company Benefit Arrangements (including any such claim against any fiduciary of any such Company Benefit Plan or Company Benefit Arrangement). No Company Benefit Plan or Company Benefit Arrangement has received notice of an audit or examination (or potential audit or examination) by any Governmental Authority (including the IRS and the Department of Labor).

(e) Except as set forth on Section 3.10(e) of the Company Disclosure Schedule, no Company Benefit Plan or Company Benefit Arrangement contains any provision or is subject to any Law that, as a result of the Transactions or upon related, concurrent, or subsequent employment termination, would (i) increase, accelerate or vest any compensation or benefit, (ii) require severance, termination or retention payments or (iii) forgive any indebtedness. No Company Benefit Plan or Company Benefit Arrangement contains any provision or is subject to any Law that would promise or provide any tax gross ups or tax indemnification under Sections 280G or 409A of the Code.

(f) Except as set forth on Section 3.10(f) of the Company Disclosure Schedule, no Company Benefit Plan or Company Benefit Arrangement contains any provision or is subject to any Law that, as a result of the Transactions or upon related, concurrent, or subsequent employment termination, would require or provide any payment or compensation that would constitute an “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan or Company Benefit Arrangement provides post-employment medical benefits except as required by COBRA or other applicable Laws.

(g) Neither the Company nor any of its Subsidiaries has, within six (6) years prior to the date of this Agreement, maintained, sponsored, or been required to contribute to any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(h) The Company Benefit Plans and Company Benefit Arrangements have been documented and administered in accordance with Section 409A of the Code in all material respects.

(i) Neither the Company nor any of its Subsidiaries maintains or has maintained any Benefit Plan or Benefit Arrangement covering any current or former employee of the Company or any of its Subsidiaries that is or was subject to the Laws of any jurisdiction outside of the United States.

3.11 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is the subject of any unfair labor practice complaint pending or, to the knowledge of the Company, threatened, before the National Labor Relations Board. There are no material unresolved labor controversies (including unresolved grievances or discrimination claims) that are pending or, to the knowledge of the Company, threatened between an Acquired Company and Persons who are or have been employees of or independent contractors to an Acquired Company.

(b) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, trade union agreement, works council or employee representative agreement or any other Contract covering a group of employees, labor organization or other representative of any of the employees of the Company or any of its Subsidiaries. There have been no labor unions or other organizations representing or, to the knowledge of the Company, purporting or attempting to represent any employee of the Company or any of its Subsidiaries. To the knowledge of the Company, since January 1, 2014, no employee of the Company or any of its Subsidiaries has attempted to organize a labor union or other organization to represent any employee of the Company or any of its Subsidiaries. There is no current, pending or, to the knowledge of the Company, threatened strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employee of the Company or any of its Subsidiaries, and none of the foregoing activities has occurred within the past five (5) years.

(c) Each Acquired Company (i) is and since January 1, 2014, has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, payment for leave, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against an Acquired Company, (ii) is not liable for any material past due wages, material past due salaries, material past due commissions, material past due bonuses or other material past due compensation (including material past due overtime compensation), any material past due severence obligations (whether or not contingent) or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(d) Except as set forth on Section 3.11(d) of the Company Disclosure Schedule, no employee is a party to a written employment Contract (which, for the avoidance of doubt, does not include at-will offer letters) with an Acquired Company and each is employed “at will”. As of the date hereof, except as set forth on Section 3.11(d) of the Company Disclosure Schedule, each employee of an Acquired Company has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement or an agreement containing similar obligations.

(e) Section 3.11(e) of the Company Disclosure Schedule contains a list as of the date hereof of all independent contractors (including consultants) currently engaged by an Acquired Company which were paid for the fiscal year ended December 31, 2017 or during the 2018 calendar year through the Most Recent Balance Sheet Date at least $100,000, or which are required to be paid pursuant to the terms of their engagement at least $100,000 per year.

3.12 Compliance; Permits.

(a) The Company and each of its Subsidiaries is, and for the past five (5) years has been, conducting its business and operations, and otherwise is, and has for the past five (5) years been, in compliance in all material respects with all applicable Laws and Material Permits. Neither the Company nor its Subsidiaries have received any written or, to the knowledge of the Company, oral communication from any Governmental Authority in the past five (5) years alleging noncompliance in any material respect with any applicable Law.

(b) The Company and each of its Subsidiaries (and their respective employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Acquired Company), owns or holds all material Permits necessary to, in each case in all material respects, lawfully conduct its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (the “Material Permits”). Section 3.12(b) of the Company Disclosure Schedule sets forth a correct and complete list of each Material Permit. All of the Material Permits are in full force and effect, and no suspension or cancellation of any of the Material Permits is pending or, to the Company’s knowledge, threatened. Neither the Company nor any of its Subsidiaries is in material default or material violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a material default or material violation) of any term, condition or provision of any of its Material Permits.

(c) Section 3.12(c) of the Company Disclosure Schedule sets forth the applicable registrations of the Company and each of its Subsidiaries with the Card Associations and NACHA. The Company and each of its Subsidiaries is, and for the past five (5) years has been, in compliance in all material respects with the applicable rules of the Card Associations and NACHA. To the knowledge of the Company, there is currently no (and since January 1, 2014 there has not been any) material investigation, proceeding or disciplinary action pending or threatened in writing against the Company or any of its Subsidiaries by a Card Association or NACHA.

(d) Since January 1, 2014, to the knowledge of the Company, there has not been any unauthorized access, unauthorized acquisition, unauthorized disclosure or theft of Sensitive Data from the Company or any of its Subsidiaries that occurred while such Sensitive Data was in the possession or control of the Company or any of its Subsidiaries, nor to the knowledge of the Company, has any Acquired Company received any written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data, except in each case, as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Each Acquired Company is, and for the past five (5) years has been, in compliance in all material respects with all applicable Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines, except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

3.13 Legal Proceedings. Except as set forth on Section 3.13 of the Company Disclosure Schedule, there currently is no Action pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries (and no Action has been brought or, to the Company’s knowledge, threatened since January 1, 2014), and no notice of any Action involving or relating to the Company or any of its Subsidiaries, whether pending or threatened, has been received by the Company or any of its Subsidiaries, in each case, except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. There are no Orders pending now or rendered by a Governmental Authority since January 1, 2014 against the Company or any of its Subsidiaries that have had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

3.14 Contracts and Commitments.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a correct and complete list of the following Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound (the Contracts required to be set forth in Section 3.14(a) of the Company Disclosure Schedule collectively, the “Material Contracts”):

(i) each Contract with a Top Merchant or Top Vendor;

(ii) other than merchant agreements entered into in the ordinary course of business, each Contract that involved the expenditure or receipt by the Company and its Subsidiaries of more than $500,000 in the aggregate during the twelve-month period ending on December 31, 2017 or is reasonably expected to involve the expenditure or receipt by the Company and its Subsidiaries of more than $500,000 in the aggregate in the twelve-month period ending December 31, 2018;

(iii) each Contract with any Related Party (other than (A) offer letters for employment on an at-will basis, (B) customary confidentiality, assignment of inventions and/or noncompetition or other similar arrangements and (C) Company Benefit Plans and Company Benefit Arrangements);

(iv) each Contract evidencing Company Indebtedness, including any loan or credit agreement, security agreement, guaranty, indenture, mortgage, pledge, conditional sale or title retention agreement, equipment obligation or lease purchase agreement;

(v) each Real Property Lease;

(vi) each Contract with any Card Association or NACHA and/or each Contract with a member of a Card Association enabling the Company’s or any of its Subsidiaries’ participation in such Card Association or NACHA;

(vii) each material license or other material Contract pursuant to which the Company or any of its Subsidiaries grants or receives rights in or to use any material Intellectual Property, but excluding (A) “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $25,000 per year, (B) non-exclusive licenses granted to Merchants or other customers of the Company or any of its Subsidiaries in the ordinary course of business and (C) referral agreements and reseller agreements in the ordinary course of business;

(viii) each Contract for the (A) disposition (whether by merger, consolidation, sale of equity or assets or otherwise) of any significant portion of the assets or business of the Company and its Subsidiaries, taken as a whole, (B) acquisition of any significant portion of the assets or business or any Equity Interests (whether by merger, consolidation, purchase of equity or assets or otherwise) of any other Person (other than in the ordinary course of business), or (C) acquisition of Equity Interests of any Acquired Company (other than by the Company or its Subsidiaries, and excluding Company Profits Units granted in the ordinary course), in each case, entered into since January 1, 2014;

(ix) each Contract that, by its terms, prohibits the Company or any of its Subsidiaries from (A) entering into any line of business, or from freely providing services or supplying products to any customer or potential customer, or in any territory or (B) purchasing or acquiring an interest in any other Person;

(x) each Contract in which the Company or any of its Subsidiaries has granted “most favored nation” pricing provisions or exclusive marketing or distribution rights relating to any service, product or territory or has agreed to purchase or otherwise obtain any material product or service exclusively from a single party or sell any material product or service exclusively to a single party;

(xi) each Contract concerning the establishment or operation of a partnership, joint venture, profit sharing or similar enterprise (other than referral agreements and reseller agreements in the ordinary course of business);

(xii) each Contract that is an exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(xiii) each Contract entered into in connection with a material settlement under which any Acquired Company has material outstanding obligations; or

(xiv) will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect: (i) each Material Contract is in full force and effect and is a legal, valid, binding and enforceable obligation of the Company or its applicable Subsidiary and, to the knowledge of the Company, each other party thereto (subject in each case to the Enforcement Exceptions); (ii) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party to any Material Contract, is in material violation, material breach or material default under, any Material Contract, and, to the knowledge of the Company, there exists no condition or event which, after notice, lapse of time or both, would constitute any such violation, breach or default; (iii) neither the Company nor any of its Subsidiaries has received written notice of default or termination under any Material Contract; and (iv) as of the date hereof, neither the Company nor its Subsidiaries have waived any material rights under any Material Contract.

3.15 Intellectual Property.

(a) Company Registrations. Section 3.15(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Intellectual Property registrations and applications that are registered or filed in the name of the Company or any of its Subsidiaries in any jurisdiction, alone or jointly with others (collectively, “Registered Company IP”), specifying as to each item, as applicable: (i) the nature of the item, including the title, (ii) the owner of the item, (iii) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (iv) the issuance, registration or application numbers and dates. To the knowledge of the Company, all such registrations for Registered Company IP are valid and enforceable. All Registered Company IP is owned exclusively by the Company or its Subsidiaries without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Registered Company IP, and the Company or its Subsidiaries has recorded any necessary assignments of all Registered Company IP.

(b) Ownership and Rights. Each item of material Intellectual Property owned by the Company or its Subsidiaries is, and following the Closing, will be, owned by the Company or its relevant Subsidiary, as applicable, on substantially identical terms and conditions as it was immediately prior to the Closing without restriction and without payment of any kind to any third party (other than amounts that would have been payable by the Company even if the Transactions did not occur). The Company or a Subsidiary thereof is the owner of all right, title and interest in, to and under their material proprietary Intellectual Property, free and clear of any Liens (except Permitted Liens).

(c) Protection Measures. The Company and each of its Subsidiaries has taken commercially reasonable measures to protect the proprietary nature of each item of its material proprietary Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To the knowledge of the Company, there has been no material violation of the policies or practices of the Company or its Subsidiaries related to protection of Intellectual Property owned, licensed or used by the Company or its Subsidiaries or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by the Company or any of its Subsidiaries.

(d) Infringement. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, the conduct of the respective businesses of the Company and its Subsidiaries does not currently infringe, misappropriate or violate, and has not in the past three (3) years infringed, misappropriated or violated, any Intellectual Property of any other Person. To the knowledge of the Company, no Person is, or in the past three (3) years has been, infringing, violating or misappropriating any material Intellectual Property owned by the Company or its Subsidiaries in any material respect.

(e) Authorship. All employees and independent contractors of the Company or any of its Subsidiaries that were or are involved in the creation, development, design or modification of any material proprietary Intellectual Property of the Company or any of its Subsidiaries have entered into valid and binding written agreements expressly assigning to the Company or such Subsidiary all right, title and interest in and to the same that does not initially vest in the Company or its Subsidiaries by operation of law. No Acquired Company has received any written or, to the knowledge of the Company, oral notice or claim asserting that any material infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the conduct of the business of any Acquired Company, nor to the knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Acquired Company is a party or is otherwise bound that restrict the rights of an Acquired Company to use, transfer, license or enforce any Intellectual Property owned by an Acquired Company.

(f) Open Source. Except as set forth on Section 3.15(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries distributes or otherwise uses any open source or similar software in a manner that would obligate the Company or any of its Subsidiaries to disclose, license, make available or distribute any of its material proprietary source code as a condition of such distribution or use.

3.16 Insurance.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a correct and complete list (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) of each material insurance policy carried by the Company or any of its Subsidiaries. The Company has delivered to Parent complete and correct copies of all such insurance policies. With respect to each such material insurance policy, except as would not be materially adverse to the Company and its Subsidiaries, taken as a whole: (i) such policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect, (ii) all premiums due and payable under all such insurance policy have been timely paid and (iii) neither the Company nor any of its Subsidiaries is in material violation, breach or default, and no event has occurred which, after notice or the lapse of time or both, would constitute a material violation, breach or default or permit termination, revocation or modification under such policy. No Acquired Company has any self-insurance or co-insurance programs.

(b) Section 3.16(b) of the Company Disclosure Schedule identifies each individual insurance claim in excess of $100,000 made by an Acquired Company since January 1, 2016. To the knowledge of the Company, (i) no such claim has been denied by the applicable insurer and (ii) each Acquired Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, in each case except where such failure to report such a claim has not been and would not be reasonably likely to be, individually or in the aggregate, material to the Acquired Companies taken as a whole.

3.17 Top Merchants and Vendors.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a correct and complete list of (i) the twenty-five (25) largest Merchants by transaction processing dollar volume of the Company and its Subsidiaries, taken as a whole, during the twelve (12)-month period ended on the Most Recent Balance Sheet Date (each, a “Top Merchant” and, collectively, the “Top Merchants”), and (ii) the ten (10) largest vendors by total amounts paid by the Company and its Subsidiaries, taken as a whole, during the twelve (12)-month period ended on the Most Recent Balance Sheet Date (each, a “Top Vendor” and, collectively, the “Top Vendors”).

(b) Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Acquired Companies, taken as a whole, since the Most Recent Balance Sheet Date, no Top Merchant or Top Vendor has (i) stopped, or indicated in writing an intention to stop, receiving services from or providing goods or services to the Company and its Subsidiaries; (ii) reduced in any material respect, or indicated in writing an intention to reduce in any material respect, receipt of services from or provision of goods or services to the Company and its Subsidiaries; (iii) changed in any material respect, or indicated in writing an intention to change in any material respect, the material terms and conditions on which it receives services from or provides goods or services to the Company and its Subsidiaries; (iv) refused to pay any material amount due to the Company or its Subsidiaries; or (v) within the past three (3) years been engaged in any material dispute (which, for the avoidance of doubt, shall not include any ordinary-course negotiation with any Top Merchant or Top Vendor) with the Company or its Subsidiaries. The Acquired Companies do not currently intend to terminate their relationships with any Top Merchant.

3.18 Environmental Matters. Except as has not had and would not reasonably be likely to have a Material Adverse Effect:

(a) Each Acquired Company is and has been in compliance with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s knowledge, threatened to revoke, modify, or terminate any such Environmental Permit.

(b) No Acquired Company is the subject of any outstanding Order with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Acquired Company has assumed, contractually or, to the Company’s knowledge, by operation of Law, any Liabilities under any Environmental Laws.

(c) No Action is pending, or to the Company’s knowledge, threatened against any Acquired Company alleging that an Acquired Company may be in violation of any Environmental Law or Environmental Permit or may have any Liability under any Environmental Law.

(d) No Acquired Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any Liability under applicable Environmental Laws.

3.19 Transactions with Related Parties. Except (a) as set forth on Section 3.19 of the Company Disclosure Schedule, (b) as set forth in this Agreement or the Transaction Documents or (c) ordinary-course Contracts incident to employment by or service as a director or officer of an Acquired Company (including, for the avoidance of doubt, any Company Benefit Plan or Company Benefit Arrangement), no Acquired Company nor any of its Affiliates, nor any executive officer or director of an Acquired Company or any of its Affiliates, nor any immediate family member of any of the foregoing (or any of their respective Affiliates) (each of the foregoing, a “Related Party”) is presently, or in the past two (2) years has been, a party to any transaction with an Acquired Company, including any Contract or other arrangement (i) providing for the furnishing of services by, (ii) providing for the rental of Real Property or personal property from or (iii) otherwise requiring payments to any Related Party. Except as set forth on Section 3.19 of the Company Disclosure Schedule, no Related Party owns any Real Property or personal property, or right, tangible or intangible (including Intellectual Property), which is material to the business of any Acquired Company.

3.20 Certain Business Practices.

(a) No Acquired Company, nor any of their respective Representatives acting on their behalf, in their capacity as such, has in the last five (5) years (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977. No Acquired Company, nor any of their respective Representatives acting on their behalf, in their capacity as such, has given or agreed to give any unlawful gift or similar unlawful benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Acquired Company or assist any Acquired Company in connection with any actual or proposed transaction.

(b) The operations of each Acquired Company are and have in the last five (5) years been conducted in compliance with anti money-laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any relevant Governmental Authority, and no Action involving an Acquired Company with respect to the any of the foregoing is pending or, to the knowledge of the Company, threatened.

(c) No Acquired Company or any of their respective directors or officers, or, to the knowledge of the Company, any other Representative acting on behalf of an Acquired Company is currently identified on the Specially Designated Nationals and Blocked Persons List (“SDN List”) or other blocked persons list or otherwise the target of U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and no Acquired Company has, to the knowledge of the Company, in the last five (5) years, loaned, contributed or otherwise made available funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country or territory which is the target of countrywide economic sanctions administered by OFAC (currently the Crimea region of Ukraine, Cuba, Iran, North Korea or Syria) or for the purpose of financing the activities of any Person included on the SDN List administered by OFAC.

3.21 Investment Company Act. No Acquired Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.22 Brokers and Agents. Other than Financial Technology Partners LP, FTP Securities LLC and Credit Suisse Securities (USA) LLC, no broker or finder has acted for the Company or any of its Subsidiaries in connection with this Agreement, the Transaction Documents or the Transactions, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Company or any of its Subsidiaries.

3.23 Due Diligence Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) of assets of the Acquiror Companies, and acknowledge that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of the Acquiror Companies for such purpose. The Company acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the Transactions, the Company has relied solely upon its own investigation and the express representations and warranties of Parent and Merger Sub set forth in ARTICLE IV of this Agreement (including the related portions of the Parent Disclosure Schedule) or as expressly set forth in any Transaction Document; and (ii) none of the Acquiror Companies or any other Person has made any representation or warranty as to the Acquiror Companies or this Agreement, except as expressly set forth in ARTICLE IV of this Agreement (including the related portions of the Parent Disclosure Schedule) or as may expressly be set forth in the Transaction Documents. The Company has entered into the Transactions with the understanding, acknowledgement and agreement that except as expressly set forth in ARTICLE IV of this Agreement (including the related portions of the Parent Disclosure Schedule) no representations or warranties, express or implied, are made with respect to future prospects (financial or otherwise) of the Acquiror Companies.

3.24 No Other Company Representations or Warranties. Except for the specific representations and warranties expressly set forth in this ARTICLE III (as qualified by the Company Disclosure Schedule) or expressly set forth in a Transaction Document, neither the Company nor any of its Representatives makes any other representation or warranty, either written or oral, express or implied, with respect to the Acquired Companies, any of their respective businesses, financial projections, assets, liabilities or operations, or the Transactions, and the Company disclaims any other representations or warranties, whether made by an Acquired Company or any of its Representatives. Except for the specific representations and warranties contained in this ARTICLE III (as qualified by the Company Disclosure Schedule) or expressly set forth in a Transaction Document, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Parent or its Representatives (including any opinion, information, projection or advice that may have been or may be provided to Parent by any Representative of an Acquired Company). The Company makes no representations or warranties to Parent regarding (i) merchantability or fitness for any particular purpose or (ii) the future success or profitability of the Acquired Companies. Notwithstanding the foregoing, nothing contained in this Agreement shall operate as a waiver of a Fraud Claim.

ARTICLE IV

Representations And Warranties Of Parent and Merger Sub

4.1 Matters Relating to Parent. Each of Parent and Merger Sub makes the following representations and warranties to the Company as of the date of this Agreement and as of the Closing, except as disclosed by Parent in (i) the written Parent Disclosure Schedule provided to the Company dated the date of this Agreement (the “Parent Disclosure Schedule”), which shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE IV and (ii) the SEC Reports that were available at least one Business Day prior to the date hereof on the SEC’s website through EDGAR (other than disclosures in the “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” sections of such reports and other disclosures that are generally cautionary, predictive or forward-looking in nature). The disclosure in any section or subsection of the Parent Disclosure Schedule corresponding to any section or subsection of this ARTICLE IV shall qualify other sections and subsections in this ARTICLE IV so long as its relevance to such other section or subsection of this ARTICLE IV is reasonably clear on the face of the information disclosed therein.

4.2 Due Organization. Parent is a Cayman Islands exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Parent has full corporate power and authority necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Section 4.2 of the Parent Disclosure Schedule lists for each of Parent and its Subsidiaries all jurisdictions in which it is qualified to conduct business and all names other than its legal name under which it does business. Parent has provided to the Company accurate and complete copies of the Organizational Documents of Parent and each of its Subsidiaries, each as amended to date and as currently in effect. Each of Parent and its Subsidiaries are not in violation of any provision of their respective Organizational Documents in any material respect.

4.3 Authorization; No Conflict.

(a) Each of Parent and Merger Sub have full corporate and limited liability company, respectively, power and, upon receipt of the Parent Common Equity Holders’ Approval and the Parent Warrantholders’ Approval, authority to enter into this Agreement and the Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents to which it is a party, the performance by each of Parent and Merger Sub of its obligations hereunder and thereunder and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all requisite corporate and limited liability company action on the part of each of Parent and Merger Sub, subject only to the receipt of the Parent Common Equity Holders’ Approval and the Parent Warrantholders’ Approval. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub, and (assuming due authorization, execution and delivery by any other applicable parties thereto) constitutes, or upon such delivery constitutes, a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforcement Exceptions.

(b) Assuming the Parent Common Equity Holders’ Approval and the Parent Warrantholders’ Approval are obtained and the effectiveness of the Domestication, and except for applicable requirements under the HSR Act, the execution, delivery and performance of this Agreement and the Transaction Documents by Parent and Merger Sub and the consummation of the Transactions, do not and will not, with or without notice, lapse of time or both: (i) conflict with or result in a breach or violation of the Organizational Documents of Parent or any of its Subsidiaries; (ii) except for applicable requirements, if any, of the Securities Act, the Exchange Act, and state securities laws, require any consent, waiver, approval, declaration or authorization of, or notice to or filing with, any Governmental Authority; or (iii) violate, conflict with, result in a breach or default under (with notice or lapse of time or both), result in, or give any Person a right of, termination, cancellation, acceleration, suspension, modification or revocation under, give rise to any obligation to make payments or provide compensation under, result in the creation of any Lien upon any of the properties or assets of an Acquiror Company under, give any Person the right to exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance under, or require any consent, waiver, approval, notice, filing, declaration or authorization under, any Material Parent Contract or Permit reasonably necessary to lawfully conduct the business of Parent as presently conducted in all material respects, except, with respect to the foregoing clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4 Capitalization.

(a) As of the date of this Agreement (and, prior to giving effect to the consummation of the transactions contemplated by any Additional Equity Financing (in accordance with the terms of Section 5.16(k)) or the Redemption, as of the Closing), the authorized capital stock of Parent consists of 200,000,000 Class A ordinary shares (“Parent Class A Shares”), of which 25,800,000 are outstanding, 20,000,000 Class B ordinary shares (“Parent Class B Shares” and, together with the Parent Class A Shares, the “Parent Common Stock”), of which 6,450,000 are outstanding, and 1,000,000 preferred shares (“Parent Preferred Shares”), none of which are outstanding. All outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of (or subject to) any preemptive rights (including any preemptive rights set forth in the Organizational Documents of Parent), rights of first refusal or similar rights. As of the date hereof (and, prior to giving effect to the consummation of the transactions contemplated by any Additional Equity Financing (in accordance with the terms of Section 5.16(k)), as of the Closing), Parent has issued 34,630,000 warrants (“Parent Warrants”), each such Parent Warrant entitling the holder thereof to purchase one Parent Class A Share. Other than the Parent Warrants, as to be amended in accordance with the Parent Warrant Amendment, there are no options, warrants, equity securities, calls, rights, commitments or agreements to which Parent is a party or by which Parent is bound obligating Parent to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of Parent Common Stock or other Equity Interests of Parent or any security or rights convertible into or exchangeable or exercisable for any shares of Parent Common Stock or other Equity Interests of Parent, or obligating Parent to enter into any commitment or agreement containing such obligation. Except for the Parent Warrants or as described in this Section 4.4(a) or in Section 4.4(a) of the Parent Disclosure Schedule, there are no Equity Interests of Parent, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to Parent. As a result of the consummation of the Transactions, except as expressly contemplated by this Agreement, the Transaction Documents, the Organizational Documents of Parent, and the Additional Equity Financing (in accordance with the terms of Section 5.16(k)), no Equity Interests of Parent are issuable.

(b) All of the outstanding securities of Parent have been granted, offered, sold and issued in material compliance with all applicable securities Laws. Except for the Letter Agreement and as set forth in the Organizational Documents of Parent, there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Equity Interests of Parent. Except as set forth in the Organizational Documents of Parent and the Parent Warrant Amendment, as applicable, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any equity interests or securities of Parent, nor has Parent granted any registration rights to any Person with respect to any Equity Interests of Parent (other than pursuant to the Existing Registration Rights Agreement or, as permitted pursuant to Section 5.16(k), any Additional Equity Financing).

(c) Other than its ownership of Merger Sub, Parent does not own any capital stock, securities convertible into capital stock or any other Equity Interest in any Person, nor is Parent a participant in any joint venture, partnership, limited liability company, trust, association or other non-corporate entity. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(d) The outstanding equity interests of Merger Sub consists of 1,000 limited liability company membership units of Merger Sub. All outstanding limited liability company interests of Merger Sub are owned by Parent, have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of (or subject to) any preemptive rights (including any preemptive rights set forth in the Organizational Documents of Merger Sub), rights of first refusal or similar rights and are owned free and clear of any Liens other than those imposed under the Merger Sub’s Organizational Documents or applicable securities Laws. There are no options, warrants, equity securities, calls, rights, commitments or agreements to which Merger Sub or any other Subsidiary of Parent is a party or by which Merger Sub or any other Subsidiary of Parent is bound obligating Merger Sub or such Subsidiary to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional limited liability company interests or other Equity Interests of Merger Sub or any other Subsidiary of Parent or any security or rights convertible into or exchangeable or exercisable for any such limited liability company interests or other Equity Interests of Merger Sub or any other Subsidiary of Parent, or obligating Merger Sub or any other Subsidiary of Parent to enter into any commitment or agreement containing such obligation. Except as described in this Section 4.4(c), there are no Equity Interests of Merger Sub, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to Merger Sub. As a result of the consummation of the Transactions, except as expressly contemplated by this Agreement and the Transaction Documents, no Equity Interests of Merger Sub or any other Subsidiary of Parent are issuable.

(e) All of the outstanding securities of Merger Sub have been granted, offered, sold and issued in material compliance with all applicable securities Laws. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Equity Interests of Merger Sub or any other Subsidiary of Parent. There are no outstanding contractual obligations of Merger Sub or any other Subsidiary of Parent to repurchase, redeem or otherwise acquire any equity interests or securities of Merger Sub or any other Subsidiary of Parent, nor has Merger Sub or any other Subsidiary of Parent granted any registration rights to any Person with respect to any Equity Interests of Merger Sub or any other Subsidiary of Parent.

(f) Neither Merger Sub nor any other Subsidiary of Parent owns any capital stock, securities convertible into capital stock or any other Equity Interest in any Person, nor is Merger Sub or any other Subsidiary of Parent a participant in any joint venture, partnership, limited liability company, trust, association or other non-corporate entity. There are no outstanding contractual obligations of Merger Sub or any other Subsidiary of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5 Merger Sub.

(a) Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Merger Sub was formed for the purpose of engaging in the Transactions, and Merger Sub has not engaged in any other business or activities.

(c) At the Effective Time, Merger Sub will not have any assets, liabilities or obligations of any nature or any tax attributes other than (i) those set forth under its Organizational Documents (including its costs of formation), and (ii) pursuant to this Agreement, the Transaction Documents, the Debt Commitment Letter and the Transactions.

4.6 Special Purpose Acquisition Company; Absence of Changes. Since the date of its formation, (a) except for any actions taken in connection with this Agreement, the Transaction Documents, the Debt Commitment Letter or the Transactions, Parent has conducted no business other than the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus, (b) there has not been any Parent Material Adverse Effect and (c) there has not been any event, act or omission that, if such event, act or omission occurred following the effective date of this Agreement, would have resulted in a material breach of Section 5.2.

4.7 Taxes.

(a) Parent and each of its Subsidiaries has timely filed (taking into account applicable extensions) all federal, state, local and foreign income Tax Returns and other material Tax Returns that it was required to file, and has paid all Taxes shown thereon as owing. Such Tax Returns are correct and complete in all material respects.

(b) Parent and each of its Subsidiaries has withheld or collected all material Taxes required by Law to have been withheld or collected and, to the extent required, paid over such Taxes to the appropriate Governmental Authorities.

(c) Neither Parent nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(d) No Tax Proceeding relating to any Tax Return of Parent or any of its Subsidiaries by any Governmental Authority is currently in progress or, to the knowledge of Parent, threatened or contemplated. Neither Parent nor any of its Subsidiaries has been informed in writing by any jurisdiction in which Parent or such Subsidiary does not file a Tax Return that the jurisdiction believes that Parent or such Subsidiary was required to file any Tax Return or is subject to Tax in such jurisdiction, which claim has not been fully resolved. Neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect.

(e) There are no Liens for Taxes upon the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(f) Neither Parent nor any of its Subsidiaries has made any change in accounting method (except as required by a change in Law) or received a ruling from, or entered into a closing agreement with, any Governmental Authority, in each case that would reasonably be expected to result in Parent or its Subsidiaries being required to include a material amount in income for Tax purposes in a taxable period (or portion thereof) beginning after the Closing Date.

(g) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” as set forth in Treasury Regulation Section 301.6111-2(b)(2).

4.8 Brokers and Agents. Except as set forth on Section 4.8 of the Parent Disclosure Schedule, neither Parent nor any Subsidiary thereof has employed any broker, finder or agent in connection with the Transactions.

4.9 Financing.

(a) Each of Parent and Merger Sub affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Parent or Merger Sub obtain financing for or related to any of the Transactions.

(b) Parent has furnished the Company with a true, correct and complete copy of a debt commitment letter, dated as of the date hereof, among SunTrust Bank and SunTrust Robinson Humphrey, Inc. (the “Debt Financing Sources”) and all Contracts, fee letters, engagement letters and other arrangements associated therewith (such commitment letter(s) and related term sheets, including all exhibits, schedules and annexes, and each such fee letter, as amended, restated, supplemented or modified from time to time, collectively, the “Debt Commitment Letter”), to provide, subject to the terms and conditions therein, debt financing in the aggregate amount set forth therein for the purpose of funding the Transactions (the “Debt Financing”).

(c) As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect and, as of the date hereof, to the knowledge of Parent and Merger Sub, no such withdrawal, termination, amendment or modification is contemplated by any Debt Financing Source. The Debt Commitment Letter, in the form so delivered, is the legal, valid and binding obligation of Parent and/or Merger Sub, as applicable, and to the knowledge of Parent, the other parties thereto (subject to the Enforcement Exceptions).

(d) Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligation of the Debt Financing Sources to provide the Debt Financing or any contingencies that would (i) impair the validity of the Debt Financing, (ii) reduce the aggregate amount of the Debt Financing, (iii) prevent or delay the consummation of the Transactions, (iv) cause the Debt Commitment Letter to be ineffective or (v) otherwise result in the Debt Financing not being available on a timely basis in order to consummate the Transactions. There are no side letters or other agreements, Contracts or arrangements, whether written or oral (except for the Debt Commitment Letter), relating to the funding or investing, as applicable, of the full amount of the Debt Financing or otherwise affecting the availability of the Debt Financing. As of the date of this Agreement, the Debt Commitment Letter has not been amended, supplemented or modified, and no provision thereof has been waived, no such amendment, restatement, supplement, modification or waiver is contemplated or pending, and the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination or rescission is contemplated. As of the date hereof, (x) to the knowledge of Parent and Merger Sub, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or Merger Sub under any term or condition of the Debt Commitment Letter and (y) subject to the accurancy of the representations and warranties of the Company set forth in ARTICLE III of this Agreement, neither Parent nor Merger Sub has knowledge of (A) any fact, event or other occurrence that makes any of the representations or warranties of Parent or Merger Sub in the Debt Commitment Letter inaccurate, (B) any actual or potential failure to satisfy any condition precedent or other contingency set forth in the Debt Commitment Letter or (C) any intention of any Debt Financing Source to terminate the Debt Commitment Letter or to not provide all or any portion of the Debt Financing.

(e) Parent and the Merger Sub (both before and after giving effect to any “market flex” provisions contained in the Debt Commitment Letter), subject to the accuracy of the representations and warranties of the Company set forth in ARTICLE III of this Agreement: (i) reasonably believe that they will be able to satisfy on a timely basis each term and condition relating to the closing or funding of the Debt Financing, (ii) have no knowledge of any fact, occurrence, circumstance or condition that would reasonably be expected to (A) cause the Debt Commitment Letter to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective, (B) cause any of the terms or conditions relating to the closing or funding of any portion of the Debt Financing not to be met or complied with, or (C) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Debt Commitment Letter to not be available to Parent and the Merger Sub on a timely basis (and in any event as of the Closing Date); and (iii) know of no potential impediment to the funding of any of the payment obligations of Parent or the Merger Sub under this Agreement.

(f) Assuming (i) the Debt Financing is funded in accordance with the Debt Commitment Letter, and (ii) no Public Stockholders elect to have their Parent Class A Shares redeemed in the Redemption, the Debt Financing will provide Parent with cash proceeds on the Closing Date in an amount, together with Parent’s cash on hand (including funds in the Trust Account), sufficient to consummate the Transactions on the terms contemplated hereby, including the payment of the Required Amount. Each of Parent and Merger Sub has paid in full any and all commitment fees or other fees or expenses required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement and will pay any and all such fees as they become due.

(g) As of the date hereof, neither Parent, Merger Sub, nor any of their respective Representatives have subjected or agreed to subject the Company or any of its Subsidiaries to bear any expense, pay any commitment or other fee, enter into any definitive agreement, incur any other Liability, make any other payment or agree to provide any indemnity in connection with the Debt Financing or any Additional Equity Financing, other than such expenses, commitments, fees, Liabilities or indemnities which (i) are contingent upon and subject to the consummation of the Closing and (ii)(x) are set forth in the Debt Commitment Letter as of the date hereof or on Schedule 4.9(g), (y) have been agreed to as an expense of the Company in writing by the Company and the Company Sponsor or (z) constitute Parent Expenses (as defined in the Parent Sponsor Letter) under the Parent Sponsor Letter.

4.10 Legal Proceedings. There is no Action pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries (and no Action has been brought or, to Parent’s knowledge, threatened since the date of Parent’s formation), and no notice of any Action involving or relating to Parent or any of its Subsidiaries, whether pending or threatened, has been received by Parent or any of its Subsidiaries, in each case to the extent such Action would be reasonably likely to have a Parent Material Adverse Effect. There are no Orders pending now or rendered by a Governmental Authority since the date of Parent’s formation against Parent or any of its Subsidiaries that would be reasonably likely to have a Parent Material Adverse Effect.

4.11 Compliance; Permits. Parent and each of its Subsidiaries is, and since the date of such its respective date of formation has been, conducting its business and operations, and otherwise is, and has since the date of its respective date of formation has been, in compliance in all material respects with all applicable Laws and Permits reasonably necessary to lawfully conduct the business of Parent. Since its formation, Parent has not received any written communication from any Governmental Authority alleging noncompliance in any material respect with any applicable Law or Permit.

4.12 SEC Filings and Parent Financials.

(a) Parent, since the IPO, has timely filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Parent with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto. Except to the extent available on the SEC’s website through EDGAR, Parent has delivered to the Company copies in the form filed with the SEC of all of the following: (i) Parent’s annual reports on Form 10-K for each fiscal year of Parent beginning with the first year Parent was required to file such a form, (ii) Parent’s quarterly reports on Form 10-Q for each fiscal quarter that Parent filed such reports to disclose its quarterly financial results in each of the fiscal years of Parent referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Parent with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i) and (ii) above and this clause (iii), whether or not available through EDGAR, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to Parent or the SEC Reports. As of the date hereof, (i) none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC comments and (ii) neither the SEC nor any other Governmental Authority is conducting any investigation or review of any SEC Report. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.12, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements and notes of Parent contained or incorporated by reference in the SEC Reports (the “Parent Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Parent at the respective dates of and, for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable SEC Report, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Parent’s management’s most recently completed evaluation of Parent’s internal control over financial reporting, (i) Parent had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) Parent does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(d) Except as and to the extent reflected or reserved against in the Parent Financials, Parent has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Parent Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since Parent’s formation in the ordinary course of business.

(e) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent other than advancements of expenses in the ordinary course less than $50,000 individually or $100,000 in the aggregate. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

4.13 Nasdaq. As of the date of this Agreement, the Parent Public Units, the Parent Class A Shares and the Parent Warrants that were included as part of the Parent Public Units (the “Parent Public Warrants”) are listed on Nasdaq under the symbols “TBRU”, “TBRG” and “TBRGW”, respectively. As of the date of this Agreement, Parent is in compliance in all material respects with the applicable corporate governance requirements of Nasdaq for continued listing of Parent Public Units, Parent Class A Shares and Parent Public Warrants thereon and there is no action or proceeding pending or, to Parent’s knowledge, threatened against Parent by Nasdaq or the Financial Industry Regulatory Authority to prohibit or terminate the listing of the Parent Public Units, Parent Class A Shares or Parent Public Warrants on Nasdaq.

4.14 Board Recommendation. Each of the board of directors of Parent (including any required committee or subgroup of the board of directors of Parent) and the managing member of Merger Sub has, as of the date of this Agreement, unanimously determined that (i) the consummation of the Transactions (including, without limitation, the Merger and the Domestication) is in the best interest of the stockholders of Parent and the equity holders of Merger Sub and (ii) the fair market value of the Company is equal to at least 80% of the balance in the Trust Account.

4.15 Trust Account. Parent has made available to the Company a true, correct and complete copy of the fully executed Investment Management Trust Agreement (the “Trust Agreement”), dated as of June 18, 2018, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”). As of the date of this Agreement, Parent has at least $261,860,188 in the Trust Account, with such funds invested in government securities or money market funds meeting certain conditions pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Parent and, to Parent’s knowledge, the Trustee, enforceable in accordance with its terms, subject to the Enforcement Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than (A) the underwriter of the IPO and (B) Public Stockholders who have elected to redeem their Parent Class A Shares in accordance with Parent’s Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except to redeem Parent Class A Shares from Public Stockholders in accordance with the provisions of Parent’s Organizational Documents and the IPO Prospectus (the “Redemption”) or as otherwise described in Section 9.2(a). There is no Action pending, or to Parent’s knowledge, threatened with respect to the Trust Account.

4.16 Insurance. Except for directors’ and officers’ liability insurance, Parent does not maintain any insurance policies.

4.17 Interested Party Transactions. Except (i) as set forth in this Agreement or the Transaction Documents or (ii) ordinary course Contracts incident to employment by or service as a director or officer of an Acquiror Company as set forth on Section 4.17 of the Parent Disclosure Schedule, no Acquiror Company nor any of its Affiliates, nor any executive officer or director of an Acquiror Company or any of its Affiliates, nor any immediate family member of any of the foregoing (or any of their respective Affiliates) (each of the foregoing, a “Parent Related Party”) is presently, or in the past two (2) years has been, a party to any transaction with an Acquiror Company, including any Contract or other arrangement (a) providing for the furnishing of services by, (b) providing for the rental of Real Property or personal property from or (c) otherwise requiring payments to any Parent Related Party. Except as set forth on Section 4.17 of the Parent Disclosure Schedule, no Parent Related Party owns any Real Property or personal property, or right, tangible or intangible (including Intellectual Property), which is material to the business of any Acquiror Company.

4.18 Intellectual Property. Neither Parent nor any Subsidiary thereof owns, licenses or otherwise has any right, title or interest in any Intellectual Property.

4.19 Agreements, Contracts and Commitments.

(a) Other than confidentiality and non-disclosure agreements, this Agreement and the Transaction Documents and the Debt Commitment Letter (and after the date hereof, any Additional Equity Financing Documents entered into accordance with the terms of Section 5.16(k)) (none of which shall consititute Material Parent Contracts for purposes of this Agreement), there are no Contracts, agreements, leases, mortgages, indentures, notes, bonds, Liens, licenses, Permits, franchises, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Parent or any Subsidiary thereof is a party or by or to which any of the properties or assets of Parent or any Subsidiary thereof may be bound, subject or affected (“Material Parent Contracts”). All Material Parent Contracts are listed in Schedule 4.19(a) other than those that are exhibits to the SEC Reports filed at least one (1) Business Day prior to the date of this Agreement.

(b) Each Material Parent Contract was entered into at arm’s length and in the ordinary course, is in full force and effect and, to Parent’s knowledge, is valid and binding upon and enforceable against each of the parties thereto, subject to the Enforcement Exceptions and the discretion of the court before which any proceeding therefor may be brought. To Parent’s knowledge, no other party to a Material Parent Contract is the subject of a bankruptcy or insolvency proceeding. True, correct and complete copies of all Material Parent Contracts (or written summaries in the case of oral Material Parent Contracts) have been heretofore delivered to the Company.

(c) Neither Parent nor, to the knowledge of Parent, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Material Parent Contract, and no party to any Material Parent Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to result in a Parent Material Adverse Effect.

4.20 Title to Property. Neither Parent nor any Subsidiary thereof owns or leases any Real Property or personal property. There are no options or other Contracts under which Parent or any Subsidiary thereof has a right or obligation to acquire or lease any interest in Real Property or personal property.

4.21 Certain Business Practices.

(a) No Acquiror Company, nor any of their respective Representatives acting on their behalf, in their capacity as such, has in the last five (5) years (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977. No Acquiror Company, nor any of their respective Representatives acting on their behalf, in their capacity as such, has given or agreed to give any unlawful gift or similar unlawful benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Acquiror Company or assist any Acquiror Company in connection with any actual or proposed transaction.

(b) The operations of each Acquiror Company are and have in the past five (5) years been conducted in compliance with anti-money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any relevant Governmental Authority, and no Action involving an Acquiror Company with respect to the any of the foregoing is pending or, to the knowledge of Parent, threatened.

(c) No Acquiror Company or any of their respective directors or officers, or, to the knowledge of Parent, any other Representative acting on behalf of an Acquiror Company is currently identified on the SDN List or other blocked persons list or otherwise the target of U.S. sanctions administered by OFAC, and no Acquiror Company has, to the knowledge of Parent, in the last five (5) years, loaned, contributed or otherwise made available funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country or territory which is the target of countrywide economic sanctions administered by OFAC (currently the Crimea region of Ukraine, Cuba, Iran, North Korea or Syria) or for the purpose of financing the activities of any Person included on the SDN List administered by OFAC.

4.22 Investment Company Act. No Acquiror Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.23 Due Diligence Investigation.

(a) Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) of assets of the Acquired Companies, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of the Acquired Companies for such purpose. Each of Parent and Merger Sub acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the Transactions, each of Parent and Merger Sub has relied solely upon its own investigation and the express representations and warranties of the Company set forth in ARTICLE III of this Agreement (including the related portions of the Company Disclosure Schedule) or as expressly set forth in any Transaction Document; and (ii) none of the Company Equity Holders, the Acquired Companies or any other Person has made any representation or warranty as to the Company Equity Holders, the Acquired Companies or this Agreement, except as expressly set forth in ARTICLE III of this Agreement (including the related portions of the Company Disclosure Schedule) or as may expressly be set forth in the Transaction Documents. Each of Parent and Merger Sub has entered into the Transactions with the understanding, acknowledgement and agreement that except as expressly set forth in ARTICLE III of this Agreement (including the related portions of the Company Disclosure Schedule) no representations or warranties, express or implied, are made with respect to future prospects (financial or otherwise) of the Acquired Companies.

(b) In connection with Parent’s and Merger Sub’s investigation of the Acquired Companies, they have received certain projections, including projected statements of operating revenues and income from operations of the business, the Acquired Companies and certain business plan information. Each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that it is familiar with such uncertainties, and accordingly, that no representation or warranty is made with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts.

4.24 No Other Parent or Merger Sub Representations or Warranties. Except for the specific representations and warranties expressly set forth in this ARTICLE IV (as qualified by the Parent Disclosure Schedule) or expressly set forth in a Transaction Document, none of Parent, Merger Sub nor any of their respective Representatives makes any other representation or warranty, either written or oral, express or implied, with respect to the Acquiror Companies, any of their respective businesses, financial projections, assets, liabilities or operations, or the Transactions, and each of Parent and Merger Sub disclaims any other representations or warranties, whether made by an Acquiror Company or any of its Representatives. Except for the specific representations and warranties contained in this ARTICLE IV (as qualified by the Parent Disclosure Schedule) or expressly set forth in a Transaction Document, each of Parent and Merger Sub hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or its Representatives

(including any opinion, information, projection or advice that may have been or may be provided to the Company by any Representative of an Acquiror Company). Neither Parent nor Merger Sub makes any representations or warranties to the Company regarding (i) merchantability or fitness for any particular purpose or (ii) the future success or profitability of the Acquiror Companies. Notwithstanding the foregoing, nothing contained in this Agreement shall operate as a waiver of a Fraud Claim.

ARTICLE V

Pre-Closing Covenants

5.1 Conduct of Business of the Company. Except as set forth in Section 5.1 of the Company Disclosure Schedule, as otherwise contemplated by this Agreement, as required by applicable Law or a Governmental Authority, or as consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), between the date of this Agreement and the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1 hereof (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, (x) conduct their respective businesses in the ordinary course of business and in material compliance with applicable Law, and (y) in each case in all material respects, use their commercially reasonable efforts to maintain and preserve their respective businesses and organizations intact, retain their respective present officers and employees and maintain and preserve their respective relationships with their officers and employees, Merchants, suppliers, vendors, licensors, Governmental Authorities, creditors and others having business relations with such Person. Except as set forth in Section 5.1 of the Company Disclosure Schedule, as otherwise contemplated by this Agreement, as required by applicable Law or a Governmental Authority, or as consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not and shall cause its Subsidiaries not to:

(a) change or amend any of the Organizational Documents of the Acquired Companies, or authorize or propose the same;

(b) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of any securities (including any debt securities and including any options, warrants, calls, conversion rights, commitments or other securities convertible into or otherwise relating to such securities) or authorize or propose any change in its equity capitalization or capital structure, or enter into any agreement, understanding or arrangement (other than the Company Support Agreements) with respect to the voting of equity securities of the Company; provided, that this Section 5.1(b) shall not restrict the exchange of Company Profits Units for Preferred Units (as defined in the Company LLC Agreement) as set forth in the Company LLC Agreement;

(c) declare or pay any distribution (other than ordinary and regular tax distributions or distributions made by wholly-owned Subsidiaries of the Company to the Company or any of its wholly-owned Subsidiaries) in respect of its limited liability company interests or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its securities or purchase, redeem or otherwise acquire or retire for value any of its securities;

(d) incur, create, assume, guarantee or otherwise become liable for any Company Indebtedness (directly, contingently or otherwise) in excess of $1,000,000 (individually or in the aggregate), except for (i) any such Company Indebtedness among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, (ii) guarantees by the Company of existing indebtedness of Subsidiaries of the Company, (iii) capital leases entered into by the Company and its Subsidiaries in the ordinary course of business, (iv) amounts borrowed under the Existing Credit Agreement (not to exceed $108,000,000 in the aggregate) and (v) the accrual of interest on indebtedness outstanding as of the date of this Agreement or incurred in compliance with this Section 5.1(d);

(e) make a loan or advance to or investment in any third party (other than (i) loans or advances to or investments in the Company or any wholly-owned Subsidiary thereof or (ii) in the ordinary course of business);

(f) make or agree to make any capital expenditures (exclusive of software development costs incurred in the ordinary course of business consistent with past practice) in excess of $100,000 individually, or $200,000 in the aggregate, for the Acquired Companies;

(g) except as required to comply with Contracts, Company Benefit Plans and Company Benefit Arrangements existing on the date of this Agreement, (i) adopt, enter into, terminate or materially amend any Company Benefit Plan or Company Benefit Arrangement or any collective bargaining agreement; (ii) increase the compensation or benefits of, agree to pay any bonus to, or materially modify the terms of employment or engagement of, any director, officer, employee or consultant, except that compensation and the terms of employment of employees who are not executive officers may be modified in the ordinary course of business consistent with past practice; (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity compensation; (iv) grant any bonus, incentive, equity, or performance awards under any Company Benefit Plan or Company Benefit Arrangement or any agreement that would be a Company Benefit Plan or Company Benefit Arrangement if entered into prior to the date hereof; or (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or Company Benefit Arrangement other than in the ordinary course of business;

(h) sell, assign, lease, sublease, exclusively license, exclusively sublicense, pledge or otherwise transfer or dispose of or grant any option or exclusive rights in, to or under, any material assets (including material Intellectual Property) of the Acquired Companies (other than any such actions performed by an Acquired Company in the ordinary course of business);

(i) acquire (whether by merger, consolidation, acquisition of stock or assets or any other form of business combination) any non-natural Person or business or initiate the start-up of any new business, non-wholly-owned Subsidiary or joint venture or otherwise acquire any securities or material assets;

(j) merge or consolidate, or agree to merge or consolidate with or into any other Person;

(k) enter into any Material Contract or amend, modify, terminate or waive any material right under any Material Contract or any Material Permit (other than any such actions performed by an Acquired Company in the ordinary course of business);

(l) commence a lawsuit or settle, compromise, release or waive its rights under any claim or litigation, other than for (i) routine collection and settlement matters or (ii) in connection with ordinary course commercial matters;

(m) enter into, amend or terminate (other than terminations in accordance with their terms) any Contract or transaction with any Related Party (other than compensation and benefits and advancement of expenses, in each case, in the ordinary course of business consistent with past practice), or waive any material right in connection therewith;

(n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(o) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP;

(p) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy with a Governmental Authority relating to a material amount of Taxes, file any materially amended Tax Return or claim for refund of a material amount of Taxes, or make any material change to a method of accounting for Tax purposes, in each case except as required by applicable Law or in compliance with GAAP;

(q) effect any mass layoff or other personnel reduction or change of more than 25 employees at any of its facilities;

(r) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage (in the aggregate) with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(s) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liability other than in the ordinary course of business consistent with past practice; or

(t) authorize or agree (in writing or otherwise) to take any of the actions described in this Section 5.1.

Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall give to Parent, directly or indirectly, the right to control or direct the ordinary course operations of any Acquired Company prior to the Closing.

5.2 Conduct of Business of Parent. Except as set forth in Section 5.2 of the Parent Disclosure Schedule, as otherwise expressly contemplated by this Agreement or the Debt Commitment Letter, as required by applicable Law or a Governmental Authority, or as consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, Parent shall, and shall cause its Subsidiaries to, (x) conduct their respective businesses in the ordinary course of business, (y) conduct their respective businesses in material compliance with applicable Law, and (z) in each case in all material respects, use their commercially reasonable efforts to maintain and preserve their respective businesses and organizations intact, retain their respective present officers and employees and maintain and preserve their relationships with their officers and employees, suppliers, vendors, licensors, Governmental Authorities, creditors and others having business relations with such Person. Except as set forth in Section 5.2 of the Parent Disclosure Schedule, as otherwise expressly contemplated by this Agreement or the Debt Commitment Letter, as required by applicable Law or a Governmental Authority, or as consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not and shall cause its Subsidiaries not to:

(a) change or amend any of the Organizational Documents of the Acquiror Companies, or authorize or propose the same, except pursuant to the Domestication;

(b) other than pursuant to any Additional Equity Financing (in accordance with the terms of Section 5.16(k)), issue, deliver or sell, or authorize or propose the issuance, delivery or sale of any securities (including any debt securities and including any options, warrants, calls, conversion rights, commitments or other securities convertible into or otherwise relating to such securities) or (other than pursuant to the express terms of the Parent Warrant Amendment) authorize or propose any change in the equity capitalization or capital structure of the Acquiror Companies, or enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Parent;

(c) except as contemplated by the express terms of the Parent Warrant Amendment, declare or pay any distribution in respect of the equity interests of the Acquiror Companies or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of the securities of the Acquiror Companies or purchase, redeem or otherwise acquire or retire for value any of the securities of the Acquiror Companies; provided, that this Section 5.2(c) shall not restrict the Redemption;

(d) incur, create, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or guarantee any indebtedness of another Person (directly, contingently or otherwise), other than working capital loans made by the Parent Sponsor, payable solely in cash, necessary to finance Parent’s ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the Merger and the other Transactions (including any filings required under Section 5.6), up to aggregate additional indebtedness during the Interim Period of $1,500,000 (provided the interest rate on such indebtedness does not exceed the Applicable Federal Rate and is prepayable for an amount in cash no greater than principal plus accrued and unpaid interest to the date of prepayment by the Surviving Pubco);

(e) make a loan or advance to or investment in any third party;

(f) make or agree to make any capital expenditures;

(g) (i) adopt, enter into, terminate or amend any Parent Benefit Plan or Parent Benefit Arrangement or any collective bargaining agreement; (ii) increase the compensation or benefits of, or agree to pay any bonus to, any director, officer, employee or consultant or modify their terms of employment or engagement; (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity compensation; (iv) grant any bonus, incentive, equity, or performance awards under any Parent Benefit Plan or Parent Benefit Arrangement or any agreement that would be a Parent Benefit Plan or Parent Benefit Arrangement if entered into prior to the date hereof; or (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Parent Benefit Plan or Parent Benefit Arrangement;

(h) sell, assign, lease, sublease, exclusively license, exclusively sublicense, pledge or otherwise transfer or dispose of or grant any option or exclusive rights in, to or under, any material assets (including Intellectual Property) of the Acquiror Companies;

(i) acquire (whether by merger, consolidation, acquisition of stock or assets or any other form of business combination) any non-natural Person or business or initiate the start-up of any new business, non-wholly owned Subsidiary or joint venture or otherwise acquire any securities or material assets;

(j) merge or consolidate, or agree to merge or consolidate with or into any other Person;

(k) enter into any Material Parent Contract or amend (other than pursuant to the express terms of the Parent Warrant Amendment), modify, terminate or waive any material right under any existing Material Parent Contract;

(l) commence a lawsuit or settle, compromise, release or waive its rights under any claim or litigation;

(m) enter into, amend, or terminate (other than terminations in accordance with their terms) any Contract with any Related Party, or waive any material right in connection therewith (other than working capital loans made by the Parent Sponsor in accordance with Section 5.2(d));

(n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(o) revalue any of its assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP;

(p) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy with a Governmental Authority relating to a material amount of Taxes, file any materially amended Tax Return or claim for refund of a material amount of Taxes, or make any material change to a method of accounting for Tax purposes, in each case except as required by applicable Law or in compliance with GAAP;

(q) amend, waive or otherwise change the Trust Agreement in any manner adverse to Parent;

(r) take any action that would reasonably be expected to significantly delay or impair (i) the timely filing of any of its public filings with the SEC, (ii) its compliance in all material respects with applicable securities Laws or (iii) the listing of the Surviving Pubco Class A Shares on Nasdaq; or

(s) authorize or agree (in writing or otherwise) to take any of the actions described in this Section 5.2.

5.3 Information.

(a) During the Interim Period, the Company shall and shall cause its Subsidiaries to, upon reasonable notice and during regular business hours and at Parent’s sole expense, afford to the authorized Representatives of Parent reasonable access to (i) all of the assets of the Acquired Companies, Company Leased Real Property, employees of the Acquired Companies (provided, that any request by Parent or its Representatives for access to employees must be made through the Chief Executive Officer or Chief Financial Officer of the Company or a designee thereof), and Books and Records of the Company and its Subsidiaries and (ii) such additional financial and operating data and other information relating to the business and properties of the Company and its Subsidiaries as Parent may reasonably request; provided, that such access shall not unreasonably disrupt the operations of the Acquired Companies and Parent and its authorized Representatives shall use their respective commercially reasonable efforts to minimize any such disruption. Without limiting the foregoing, during the Interim Period the Company shall provide Parent with copies of all financial statements and reports provided to the Company’s board of directors, as well as board minutes, consents and other board materials, reasonably promptly after such materials are provided to the Company’s board of directors. Notwithstanding anything to the contrary contained in this Agreement, no Acquired Company shall be required pursuant to this Section 5.3(a) to provide (i) any information or access that the Company reasonably believes would violate applicable Law, including antitrust Laws and data protection Laws, rules or regulations or the terms of any applicable confidentiality obligation or cause forfeiture of attorney/client privilege, (ii) if the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties in a litigation, any information that is reasonably pertinent thereto or (iii) any information or access to the extent that it relates to interactions with other prospective buyers of the Acquired Companies or the negotiation of this Agreement and the Transaction Documents and the Transactions. Parent shall not contact or communicate with any of the Company’s or any Subsidiaries’ customers, suppliers or employees (other than contact with employees to the extent permitted by this Section 5.3(a)) without the Company’s prior written consent.

(b) During the Interim Period, Parent shall and shall cause its Subsidiaries to, upon reasonable notice and during regular business hours and at the Company’s sole expense, afford to the authorized Representatives of the Company reasonable access to (i) all of the assets of the Acquiror Companies, employees of the Acquiror Companies and Books and Records of Parent and its Subsidiaries and (ii) such additional financial and operating data and other information relating to the business and properties of Parent and its Subsidiaries as the Company may reasonably request. Notwithstanding anything to the contrary contained in this Agreement, no Acquiror Company shall be required pursuant to this Section 5.3(b) to provide (i) any information or access that Parent reasonably believes would violate applicable Law, including antitrust Laws and data protection Laws, rules or regulations or the terms of any applicable confidentiality obligation or cause forfeiture of attorney/client privilege, (ii) if the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties in a litigation, any information that is reasonably pertinent thereto or (iii) any information or access to the extent that it relates to interactions with other prospective targets of the Acquiror Companies or the negotiation of this Agreement and the Transaction Documents and the Transactions.

(c) Parent acknowledges and agrees that the Confidentiality Agreement, except as modified by Section 9.2 hereof, remains in full force and effect and that information provided by any Acquired Company, any Company Equity Holder or any Company Equity Holder’s Affiliates to Parent pursuant to this Agreement prior to the Closing shall be treated in accordance with the Confidentiality Agreement. If this Agreement is terminated prior to the Closing, the Confidentiality Agreement, except as modified by Section 9.2 hereof, shall remain in full force and effect in accordance with its terms. If the Closing occurs, the Confidentiality Agreement shall terminate effective as of the Closing.

5.4 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice (and, in any event, within five (5) Business Days) to the other Parties of any event which would reasonably be expected to cause any of the conditions in ARTICLE VII not to be fulfilled or the fulfillment of those conditions being materially delayed. The delivery of any notice pursuant to this Section 5.4 shall in no circumstance be deemed to (i) modify the representations, warranties, covenants or agreements hereunder of the Party delivering such notice; (ii) modify any of the conditions set forth in ARTICLE VII; or (iii) cure or prevent any misrepresentation, inaccuracy, untruth or breach of any representation, warranty, covenant or agreement set forth in this Agreement or any Transaction Document or failure to satisfy any condition set forth in ARTICLE VII.

5.5 Cause Conditions to be Satisfied. Subject to Section 5.6, (a) the Company shall, and the Company shall cause its Subsidiaries to use reasonable best efforts to cause each of the conditions set forth in Section 7.1 and Section 7.2 to be satisfied at or prior to the Closing; and (b) Parent and its Subsidiaries shall use reasonable best efforts to cause each of the conditions set forth in Section 7.1 and Section 7.3 to be satisfied at or prior to the Closing.

5.6 Governmental Consents and Filing of Notices.

(a) As soon as reasonably practicable, but in any event within thirty (30) calendar days following the date of this Agreement, Parent and the Company shall make all necessary filings and submissions under the HSR Act. Parent and the Company shall make all other filings required by the antitrust or Competition Laws of any other jurisdiction as soon as reasonably practicable after the date of this Agreement. Except as may be restricted by applicable Law, (i) the Parties shall cooperate with each other with respect to the obtaining of information needed for the preparation of the Notification and Report Forms required to be filed pursuant to the HSR Act or to the applicable Law of any other jurisdiction by Parent or the Company in connection with the Transactions, (ii) the Parties shall use reasonable best efforts and shall cooperate in responding to any written or oral requests from Governmental Authorities for additional information or documentary evidence, and (iii) the Parties shall, at the earliest practicable date, (x) comply with any formal or informal request for additional information or documentary material from Governmental Authorities, and (y) cooperate and shall provide notice and opportunity to consult regarding all meetings with Governmental Authorities, whether in person or telephonic, and regarding all written communications with Governmental Authorities, in each case in connection with the Transactions. The Parties agree to request early termination with respect to the waiting period prescribed by the HSR Act. Each Party shall promptly notify the other Parties hereto of any written communication made to or received by either Parent and/or the Company, as the case may be, from any Governmental Authority regarding any of the Transactions, and, subject to applicable Law, if practicable, permit the other parties hereto to review in advance any proposed written communication to any such Governmental Authority and incorporate the other parties’ reasonable comments, not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other parties hereto in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend, and furnish the other parties with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives, on one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the Transactions.

(b) Parent shall be responsible for all filing fees incurred under the antitrust or Competition Laws of any jurisdiction in connection with the Transactions, and each Party shall pay its own costs with respect to its preparation of such filings.

(c) Each Party shall, and shall cause its Affiliates to, cooperate in good faith with each Governmental Authority and take promptly any and all reasonable action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Order that would (or to obtain the agreement or consent of any Governmental Authority to the Transactions the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, including (i) proferring and consenting and/or agreeing to an Order or other agreement providing for (A) the licensing or other limitations or restrictions on, particular assets, or categories of assets of the Company or Parent or (B) the amendment or assignment of existing relationships and contractual rights and obligations of the Company or Parent and (ii) promptly effecting the licensing or holding separate of assets or lines of business or the amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummating of the Transactions on or prior to the Termination Date. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, the Parties shall, and shall cause their respective Representatives to, cooperate in all reasonable respects with each other and use their respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

5.7 Escrow Agreement and Paying and Exchange Agent Agreement. At the Closing, each of Parent, the Company and the Company Securityholder Representative shall duly execute and deliver to the other, and shall use their reasonable best efforts to cause the Escrow Agent and Paying and Exchange Agent to duly execute and deliver to Parent, the Company and the Company Securityholder Representative, the Escrow Agreement and the Paying and Exchange Agent Agreement, respectively.

5.8 [Reserved].

5.9 Termination of Affiliate Contracts. In connection with the Closing, (a) the Company shall take such actions as may be necessary to terminate any Contracts set forth in Section 5.9(a) of the Company Disclosure Schedule with no further obligations of the Company or its Affiliates from and after the Closing except (i) to the extent set forth in Section 5.9(a) of the Company Disclosure Schedule and (ii) for those certain provisions of, and obligations and liabilities under, such Contracts that expressly survive such termination by their terms, and (b) Parent shall take all such actions as may be necessary to terminate any Contracts set forth in Section 5.9(b) of the Parent Disclosure Schedule except (i) to the extent set forth in Section 5.9(b) of the Parent Disclosure Schedule and (ii) for those certain provisions of, and obligations and liabilities under, such Contracts that expressly survive such termination by their terms.

5.10 Registration Statement; Parent Common Equity Holder Meeting.

(a) As promptly as reasonably practicable after the date of this Agreement, Parent shall, with the assistance, cooperation and reasonable best efforts of the Company, prepare and file a Registration Statement on Form S-4 with the SEC (as such filing is amended or supplemented, and including the Proxy Statement contained therein, the “Registration Statement”), and with all other applicable regulatory bodies, for the purpose of registering the Surviving Pubco Class A Shares and Surviving Pubco Public Warrants to be issued or issuable in the Domestication, including the Surviving Pubco Class A Shares issuable upon exercise of the Surviving Pubco Public Warrants in accordance with their terms, which Registration Statement shall also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of:

(i) providing the Parent Common Equity Holders with the opportunity to redeem their shares of Parent Common Stock as contemplated by Parent’s Organizational Documents, the SEC Reports and the Trust Agreement;

(ii) soliciting proxies from the Parent Common Equity Holders to vote, at a meeting of the Parent Common Equity Holders to be called and held for such purpose (the “Parent Common Equity Holder Meeting”), in favor of (A) the adoption and approval of this Agreement, the Transaction Documents and the Transactions, (B) the Domestication (including the change of Parent’s name in connection therewith), (C) the Merger, (D) the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger, (E) the adoption and approval of the new omnibus equity incentive plan for the Surviving Pubco, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of awards to employees and other service providers of the Surviving Pubco and its Subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on Surviving Pubco Class A Shares with a total pool of awards of Surviving Pubco Class A Shares equal to ten percent (10%) of the aggregate number of shares of Surviving Pubco Common Stock (treating the number of Surviving Pubco Class V Shares outstanding for such purposes as the number of votes that such Surviving Pubco Class V Shares are entitled to vote at such time for matters generally submitted to the shareholders of the Surviving Pubco) issued and deemed to be outstanding immediately after the Closing, including as outstanding for this purpose (x) the maximum number of Earn-Out Shares pursuant to Section 2.6 hereof and (y) all shares issuable under the new omnibus equity incentive plan described in this clause (E) (but, for the avoidance of doubt, not including Surviving Pubco Class A Shares issuable upon the exercise of Surviving Pubco Warrants (including Surviving Pubco Public Warrants)), (F) the appointment, and designation of classes, of the members of the Post-Closing Surviving Pubco Board, and, if applicable, appointment of the members of any committees thereof, in each case in accordance with Section 5.14(a) hereof, (G) to the extent required by any applicable rules or regulations of Nasdaq, the issuance of Surviving Pubco Class A Shares in connection with any Additional Equity Financing (in accordance with the terms of Section 5.16(k)), (H) any other matters necessary or advisable to effect the consummation of the Transactions (clauses (A) through (H) of this Section 5.10(a)(ii), collectively, the “Parent Common Equity Holder Voting Matters”), and (I) the adjournment of the Parent Common Equity Holder Meeting in accordance with Section 5.10(f); and

(iii) soliciting proxies from the Parent Warrantholders to vote, at a meeting of the Parent Warrantholders to be called and held for such purpose (the “Parent Warrantholder Meeting”), in favor of (A) the adoption and approval of an amendment to the Parent Warrant Agreement in substantially the form attached as Exhibit T hereto, to provide that, effective immediately prior to the Domestication, the Parent Warrants will only be exerciseable for one-quarter (1/4) of a share of a Parent Class A Share instead of one whole Parent Class A Share, and each holder of a Parent Warrant shall receive a cash payment of $1.50 payable promptly following the Closing (the “Parent Warrant Amendment”), (B) any other matters necessary or advisable to effect the Parent Warrant Amendment (clauses (A) through (B) of this Section 5.10(a)(iii), collectively, the “Parent Warrantholder Voting Matters”), and (C) the adjournment of the Parent Warrantholder Meeting in accordance with Section 5.10(f).

(b) Parent shall comply in all material respects with all applicable Laws, any applicable rules and regulations of Nasdaq, Parent’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the holding of the Parent Common Equity Holder Meeting, the holding of the Parent Warrantholder Meeting, the Redemption and the Parent Warrant Amendment. Whenever any event occurs which would reasonably be expected to result in the Registration Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Parent or the Company, as the case may be, shall promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to the Parent Common Equity Holders and Parent Warrantholders, an amendment or supplement to the Registration Statement.

(c) Parent (i) shall permit the Company and its counsel to review and comment on the Registration Statement and any exhibits, amendments or supplements thereto (or other related documents), (ii) shall consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith and (iii) shall not file the Registration Statement or any exhibit, amendment or supplement thereto without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed. As promptly as practicable after receipt thereof, Parent shall provide to the Company and its counsel notice and a copy of all correspondence (or, to the extent such correspodence is oral, a complete summary thereof), including any comments from the SEC or its staff, between Parent or any of its Representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Registration Statement, and, in each case, shall consult with the Company and its counsel concerning any such correspondence. Parent shall not file any response letters to any comments from the SEC without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement or any amendment or supplement thereto has been filed with the SEC, and the time when the Registration Statement is declared effective or any stop order relating to the Registration Statement is issued.

(d) Parent, with the assistance of the Company, shall use its reasonable best efforts to cause the Registration Statement to “clear” comments from the SEC and become effective as promptly as reasonably practicable. As soon as reasonably practicable following the declaration of effectiveness of the Registration Statement, Parent shall distribute the Proxy Statement and other proxy materials included in the Registration Statement to the Parent Common Equity Holders, and pursuant thereto, shall (i) call the Parent Common Equity Holder Meeting and the Parent Warrantholder Meeting in accordance with applicable Law and Parent’s Organizational Documents on a date as soon as reasonably practicable following the effectiveness of the Registration Statement, and (ii) use its reasonable best efforts to solicit proxies from the Parent Common Equity Holders and the Parent Warrantholders to vote in favor of the adoption of this Agreement and the other Parent Common Equity Holder Voting Matters (including by enforcing the Letter Agreement) and the Parent Warrantholder Voting Matters, as applicable. Parent shall appoint an inspector of elections in connection with the Parent Common Equity Holder Meeting, and cause such inspector of elections to deliver or caused to be delivered an affidavit or certificate verifying the vote of such Parent Common Equity Holder Meeting to the Trustee in accordance with the terms of the Trust Agreement.

(e) Parent, acting through its board of directors, shall include in the Proxy Statement the recommendation of its board of directors that the Parent Common Equity Holders vote in favor of the adoption of the Parent Common Equity Holder Voting Matters and that the Parent Warrantholders vote in favor of the adoption of the Parent Warrantholder Voting Matters and shall otherwise use its reasonable best efforts to obtain the Parent Common Equity Holders’ Approval and the Parent Warrantholders’ Approval. Neither Parent’s board of directors nor any committee or agent or Representative thereof shall withdraw (or modify in a manner adverse to the Company), or propose to withdraw (or modify in a manner adverse to the Company), the Parent board of directors’ recommendation that the Parent Common Equity Holders vote in favor of the adoption of the Parent Common Equity Holder Voting Matters or that the Parent Warrantholders vote in favor of the adoption of the Parent Warrantholder Voting Matters.

(f) Parent shall be entitled to postpone or adjourn the Parent Common Equity Holder Meeting and the Parent Warrantholder Meeting (i) to ensure that any supplement or amendment to the Registration Statement that the Board of Directors of Parent has determined in good faith is required by applicable Law is disclosed to the Public Stockholders and Parent Warrantholders and for such supplement or amendment to be promptly disseminated to the Public Stockholders prior to the Parent Common Equity Holder Meeting and to the Parent Warrantholders prior to the Parent Warrantholder Meeting, (ii) if, as of the time for which the Parent Common Equity Holder Meeting is originally scheduled (as set forth in the Registration Statement), there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Common Equity Holder Meeting or (iii) on no more than three (3) occasions, as reasonably determined to be necessary or desirable by Parent; provided, however, that in no event shall Parent postpone or adjourn the Parent Common Equity Holder Meeting or the Parent Warrantholder Meeting beyond the date that is ten (10) Business Days prior to the Termination Date without the prior written consent of the Company; and, provided, further, that in the event of a postponement or adjournment pursuant to clauses (i) or (ii) above, the Parent Common Equity Holder Meeting and the Parent Warrantholder Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved. Except with the prior written consent of the Company, (A) Parent shall hold the Parent Warrantholder Meeting immediately prior to the Parent Common Equity Holder Meeting, and (B) Parent shall not postpone or adjourn one meeting without also postponing or adjourning the other meeting.

5.11 Disclosure Information.

(a) During the Interim Period, in connection with the preparation of the Registration Statement, Announcement 8-K, the Completion 8-K, the Signing Press Release, the Closing Press Release or any other statement, filing, notice or application (including any amendments or supplements thereto) made by or on behalf of Parent, Merger Sub or the Company to any Governmental Authority in connection with the Transactions (each, a “Reviewable Document”), Parent and the Company shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, managers, officers and shareholders (including the directors of Parent and the Company to be elected to the Post-Closing Surviving Pubco Board pursuant to Section 5.14 hereof), assets, Liabilities, condition (financial or otherwise), business, operations and such other matters as may be reasonably necessary or advisable in connection with the preparation of such materials, which information provided shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Whenever any event occurs which would reasonably be expected to result in any Reviewable Document containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Parent or the Company, as the case may be, shall promptly inform the other party of such occurrence and shall furnish to the other party any information reasonably related to such event and any information reasonably necessary or advisable in order to prepare an amendment or supplement to such Reviewable Document in order to correct such untruth or omission.

5.12 Securities Listing. Parent shall use its reasonable best efforts to cause the Surviving Pubco Class A Shares (including the Surviving Pubco Class A Shares to be issued in connection with the Domestication and the Surviving Pubco Class A Shares issuable upon exchange of Surviving Company Membership Units in accordance with the Exchange Agreement) to be approved for listing on Nasdaq as of the Closing.

5.13 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the Transactions) concerning the sale of (x) all or any material part of the business or assets of the Acquired Companies or (y) any material portion of the shares or other equity interests or profits of the Acquired Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, joint venture or partnership, or otherwise and (B) with respect to Parent and its Affiliates, a transaction (other than the Transactions) concerning a Business Combination.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and Parent, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend in writing, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as reasonably promptly as practicable (and in any event within forty-eight (48) hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal.

5.14 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of Parent to resign, so that effective as of the Closing, the Surviving Pubco’s board of directors (the “Post-Closing Surviving Pubco Board”) will consist of the following nine (9) individuals unless replaced in accordance with this Section: Jeremy Schein; Gary Simanson; Shaler Alias; Richard Thornburgh; Bob A. Hartheimer; Maryann Goebel; William Jacobs; John Morris; and Peter J. Kight (such persons and any replacements as are appointed or created as a result of the application of the provisions of this Section 5.14, collectively, the “Post-Closing Directors”). If, prior to the Closing, any of the foregoing individuals becomes unable or unwilling to serve as a Post-Closing Director (such individual, a “Withdrawing Director”), (x) if such Withdrawing Director is Gary Simanson, Peter J. Kight, Bob A. Hartheimer or Maryann Goebel, Parent Sponsor shall designate a replacement to serve as a Post-Closing Director in such Withdrawing Director’s stead; (y) if such Withdrawing Director is Jeremy Schein or Richard Thornburgh, Company Sponsor shall designate a replacement to serve as a Post-Closing Director in such Withdrawing Director’s stead; and (z) if John Morris or Shaler Alias is the Withdrawing Director, John Morris and Shaler Alias shall, by written action of a majority in interest of the Company Interests owned by John Morris and Shaler Alias, designate a replacement to serve as a Post-Closing Director in such Withdrawing Director’s stead, which replacement is approved by the Company Sponsor in its discretion. In the event a Withdrawing Director was (or was expected to be) (A) an “independent” director for purposes of the Nasdaq listing rules or (B) a qualified member of the audit committee of the Post-Closing Surviving Pubco Board, any Person designated to replace such Withdrawing Director must also be an “independent” director or qualified to serve on the audit committee, as applicable. In accordance with the Organizational Documents of the Surviving Pubco as in effect as of the Closing, the Parties acknowledge and agree that the Post-Closing Surviving Pubco Board will be a classified board with three classes of directors, with:

(i) one class of directors (the “Class I Directors”), initially serving a one (1) year term, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), with Richard Thornburgh, Gary Simanson and Shaler Alias serving as Class I Directors;

(ii) a second class of directors (the “Class II Directors”), initially serving a two (2) year term, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), with Jeremy Schein, Bob A. Hartheimer and Maryann Goebel serving as Class II Directors; and

(iii) a third class of directors (the “Class III Directors”), serving a three (3) year term, such term effective from the Closing, with William Jacobs, John Morris and Peter J. Kight serving as Class III Directors.

At or prior to the Closing, the Surviving Pubco will execute and deliver to each Post-Closing Director a customary director indemnification agreement, in form and substance reasonably acceptable to such Post-Closing Director.

(b) The Parties shall take all action necessary, including causing the executive officers of Parent to resign, so that the individuals serving as executive officers of the Surviving Pubco immediately after the Closing will be the same individuals (in the same offices) as those of the Company immediately prior to the Closing.

(c) The Parties hereby acknowledge and agree that after the Closing, the Disinterested Director Majority is authorized and shall have the sole right to act and make or provide any determinations, consents, agreements, settlements or notices on behalf of the Surviving Pubco under this Agreement and to enforce the Surviving Pubco’s rights and remedies under this Agreement, in each case with respect to (i) any adjustments under Section 2.5 (and related provisions under the Escrow Agreement), (ii) Fraud Claims against the Company Equity Holders, (iii) any indemnification claims under Section 6.2(h) and (iv) any amendments or waivers under Section 11.10. Nothing in this Section 5.14 shall restrict the right or authorization of the Post-Closing Surviving Pubco Board (including, without limitation, any directors that are executive officers of Surviving Pubco or that are Affiliates of the Company Sponsor) to act and make or provide any determinations, consents, agreements, settlements or notices on behalf of the Surviving Pubco under this Agreement and to enforce of the Surviving Pubco’s rights and remedies under this Agreement, in each case other than with respect to the matters set forth in clauses (i), (ii) or (iii) of the preceding sentence.

5.15 Trust Account Disbursement. Parent shall cause the Trust Account to be disbursed to Parent (or to such Persons as designated by Parent to pay any amounts contemplated by Section 2.2(a) or any amounts owed by Parent for its unpaid expenses or other liabilities as of the Closing) concurrently with the Closing upon the terms set forth in the Trust Agreement, including by executing, delivering and satisfying the requirements set forth in the letter attached as Exhibit A thereto.

5.16 Financing.

(a) Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all reasonable things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and subject only to the conditions (including the “market flex” provisions) set forth in the Debt Commitment Letter as promptly as practicable after the date hereof, including using reasonable best efforts to (i) maintain in effect and comply with the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions (including the “market flex” provisions) set forth in the Debt Commitment Letter (or on other terms as consented to by the Company, such consent not to be unreasonably withheld, delayed or conditioned), in each case, which shall not expand on the conditions to the funding of the Debt Financing at the Closing, reduce the aggregate amount of the Debt Financing available to be funded at the Closing, impair the validity of the Debt Financing or prevent, impede or delay the consummation of the Debt Financing on the Closing Date, (iii) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Parent and Merger Sub in the Debt Commitment Letter and the definitive agreements related thereto or, if necessary or deemed advisable by Parent, seek the waiver of conditions applicable to Parent and Merger Sub contained in such Debt Commitment Letter or such definitive agreements related thereto, (iv) upon the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Closing, consummate the Debt Financing at the Closing, (v) enforce its rights under the Debt Commitment Letter and the definitive agreements relating to the Debt Financing and (vi) otherwise comply with Parent’s and Merger Sub’s covenants and other obligations under the Debt Commitment Letter and the definitive agreements relating to the Debt Financing.

(b) Parent and Merger Sub shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), agree to or permit (i) any termination, repudiation, rescission, cancellation, expiration of or amendment, restatement, replacement, supplement or modification to be made to, or the grant of any waiver of any provision under, the Debt Commitment Letter or the definitive agreements relating to the Debt Financing, (ii) any waiver of any provision or remedy under the Debt Commitment Letter or (iii) the early termination of the Debt Commitment Letter. Parent shall promptly deliver to the Company copies of any amendment, restatement, replacement, modification, supplement, consent or waiver to or under the Debt Commitment Letter or the definitive agreements relating to the Debt Financing promptly upon execution thereof. Parent and Merger Sub shall use their reasonable best efforts to maintain the effectiveness of the Debt Commitment Letter until the Transactions are consummated. Any breach of the Debt Commitment Letter by Parent or Merger Sub (excluding any breach caused by a breach or violation by the Company of its representations, warranties, covenants or agreements contained in this Agreement that would give Parent the right to terminate its or the Company’s obligations under this Agreement to consummate the Closing (or otherwise not consummate the Closing) as a result of such breach) shall be deemed a breach by Parent and Merger Sub of this Agreement.

(c) Parent shall keep the Company reasonably informed on a prompt basis and in reasonable detail of the negotiation and status of its efforts to arrange the Debt Financing and provide to the Company drafts of the definitive documentation for the Debt Financing (and, to the extent reasonably practicable, provide the Company the opportunity to review and comment on drafts in advance of providing such drafts to the Debt Financing Sources and to reasonably incorporate comments provided by the Company (or its counsel) in such drafts) and thereafter complete, correct and executed copies of the material definitive documents for the Debt Financing. Parent and Merger Sub shall give the Company prompt notice of (i) any actual, threatened or alleged breach, default, termination, cancellation, rescission, expiration or repudiation by any party to the Debt Commitment Letter or definitive documents related to the Debt Financing which becomes known to Parent or Merger Sub, (ii) the receipt by Parent or Merger Sub of any written notice or other written communication from any Debt Financing Source with respect to any (A) actual, threatened or alleged breach, default, termination, cancellation, rescission, expiration or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing of any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing (including any proposal by any Debt Financing Source or other Person to withdraw, terminate or make a material adverse change in the terms of (including the amount of Debt Financing contemplated by) the Debt Commitment Letter), or (B) dispute or disagreement between Parent, Merger Sub and any Debt Financing Source or among any parties to the Debt Commitment Letter or any definitive document related to the Debt Financing, in each case regarding the Debt Financing and (iii) the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Debt Financing on the terms and in the manner contemplated by the Debt Commitment Letter; provided, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies of, or the conditions to the obligation of, the Parties hereunder. As soon as reasonably practicable, but in any event within three (3) Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence.

(d) If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letter, Parent shall promptly notify the Company in writing, and Parent and Merger Sub shall use their reasonable best efforts to do all things necessary, proper or advisable to arrange and obtain, as promptly as reasonably practicable, in replacement thereof alternative financing (the “Alternative Financing”) from alternative sources in an amount at least equal in the aggregate to the aggregate amount of the Debt Financing contemplated by the Debt Commitment Letter with terms and conditions (including “market flex” provisions) as consented to by the Parties, and Parent and Merger Sub shall deliver to the Company true, correct and complete copies of the alternative debt commitment letters (including fee letters) pursuant to which any such alternative financing source shall have committed to provide any portion of the alternative Debt Financing; provided, that, any such alternative debt commitment letter will not (i) without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), involve any conditions to funding of the Debt Financing that are not contained in the Debt Commitment Letter or (ii) reasonably be expected to prevent, impede or materially delay the consummation of the Transactions. For purposes of this Agreement, other than with respect to representations in this Agreement made by Parent and Merger Sub that speak as of the date hereof, references to (x) the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 5.16, (y) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 5.16 and (z) references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 5.16.

(e) Prior to the Closing Date, the Company shall use its reasonable best efforts to, and to cause its Subsidiaries to use reasonable best efforts to, provide to Parent and Merger Sub such reasonable cooperation as is customary and necessary for financings of this type and reasonably requested by Parent in connection with the arrangement of the Debt Financing (including any Alternative Financing) and any Additional Equity Financing (in accordance with the terms of Section 5.16(k), if applicable), including:

(i) in each case, at the Company’s sole cost and expense (provided, that, for the avoidance of doubt, such efforts shall only include efforts by the Company and its Subsidiaries, and in no event shall the Company be obligated to make any payment to Parent, Merger Sub or any third party in connection with such efforts):

(A)    furnishing Parent with the Required Information (provided, that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide: (I) any post-Closing or pro forma financial statements; (II) any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or any Additional Equity Financing (in accordance with the terms of Section 5.16(k)); or (III) any other financial statements not explicitly included within the definition of Required Information;

(B)    upon reasonable advance notice, assisting in preparation for and participating in a reasonable number of lender or investor meetings (including a reasonable number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of or investors in, the Debt Financing or any Additional Equity Financing (in accordance with the terms of Section 5.16(k))), presentations and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed, and assisting Parent in obtaining ratings in connection with the Debt Financing;

(C)    assisting Parent with the preparation by Parent and the Debt Financing Sources of materials for rating agency presentations, bank information memoranda and similar marketing documents required in connection with the Debt Financing;

(D)    executing and delivering as of (but not prior to), and subject to the effectiveness of, the Closing any pledge and security documents, other definitive financing documents or other certificates or documents as may be reasonably requested by Parent, and otherwise reasonably facilitating the pledging of collateral in connection with the Debt Financing; and

(E)    providing all documentation and other information about the Company and its Subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested in writing by Parent at least five (5) Business Days in advance of the Closing;

(F)    providing the projections that have been provided prior to the date hereof in the Investor Presentation, dated January 2019, that has been provided to Parent prior to the date hereof; and

(ii) in each case, at Parent’s sole cost and expense, any other reasonable cooperation as is customary and necessary for financings of this type and reasonably requested by Parent in connection with the arrangement of the Debt Financing (including any Alternative Financing) and, if applicable, any Additional Equity Financing (in accordance with the terms of Section 5.16(k)).

(f) Notwithstanding anything to the contrary herein, (i) all such requested cooperation provided in accordance with this Section 5.16 shall not unreasonably interfere with the normal business or operations of the Company and its Subsidiaries, (ii) nothing in this Section 5.16 shall require cooperation of the Company or any of its Subsidiaries to the extent it would (A) subject the Company or any of its Subsidiaries (or any of their respective directors, officers, managers or employees) to bear any expense (other than (x) as expressly provided in Section 5.16(e)(i), (y) as reimbursed by Parent pursuant to Section 5.16(g) below or (z) Excluded Financing Expenses), pay any commitment or other fee, enter into any definitive agreement, incur any other Liability, make any other payment or agree to provide any indemnity in connection with the Debt Financing or any Additional Equity Financing, in either case, prior to the Effective Time, (B) reasonably be expected to conflict with or violate the Company’s Organizational Documents or any Law or result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Material Contract, (C) cause any of the conditions to the Closing set forth in ARTICLE VII to not be satisfied, or (D) cause a breach of this Agreement, (iii) neither the Company nor any of its Subsidiaries shall be required to be an issuer or obligor with respect to the Debt Financing (except for the Surviving Company and the Acquired Companies from and after the Closing) and (iv) Parent, Merger Sub and the Company agree to use their reasonable efforts to maintain attorney-client privilege or other applicable legal privilege with respect to the information provided in connection with such cooperation. For the avoidance of doubt, none of the Company or any of its Subsidiaries or their respective officers, directors, managers or employees shall be required to execute or enter into or perform any agreement with respect to the financing contemplated by the Debt Commitment Letter or the Additional Equity Financing, in any case, that is not contingent upon the Closing or that would be effective prior to the Closing. No managers of the Company that will not be continuing directors on the Post-Closing Surviving Pubco Board, acting in such capacity, shall be required to execute or enter into or perform any agreement with respect to the Debt Financing or any Additional Equity Financing.

(g) Parent shall promptly, upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses incurred pursuant to Section 5.16(e)(ii) by the Company or any of its Subsidiaries or their respective Representatives, but in any event excluding any fees and expenses of Simpson Thacher & Bartlett LLP (or other counsel to the Company for the Debt Financing or any Additional Equity Financing) or Credit Suisse Securities (USA) LLC (or other financial advisor to the Company with respect to the Debt Financing or any Additional Equity Financing) (the “Excluded Financing Expenses”).

(h) The Company hereby consents to the use of its logos solely in connection with the Debt Financing (and any Additional Equity Financing (in accordance with the terms of Section 5.16(k))); provided, that Parent and Merger Sub shall use their reasonable best efforts to ensure that such logos are used solely in a manner that is not intended to or reasonably expected to harm or disparage the Company or the Company’s reputation or goodwill and will comply with the Company’s usage requirements to the extent made available to Parent prior to the date of this Agreement.

(i) Parent and Merger Sub acknowledge and agree that the obtaining of the Debt Financing, or any Alternative Financing, or any Additional Equity Financing, is not a condition to Closing.

(j) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in Section 5.16(e) represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing and any Additional Equity Financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

(k) During the Interim Period, Parent may enter into and consummate subscription agreements with investors relating to a private equity investment in Surviving Pubco to purchase shares of Surviving Pubco in connection with a private placement, and/or enter into backstop arrangements with potential investors, in either case on terms and conditions approved in writing by the Company (such approval not to be unreasonably withheld, conditioned or delayed) (any such agreements entered into in accordance with the terms of this Section 5.16(k), including, without limitation, the Approved Equity Financing (subject to the terms of the Second Amendment), an “Additional Equity Financing”); provided, that, notwithstanding anything to the contrary set forth in this Section 5.16(k) or elsewhere in this Agreement, the Company may withhold its consent to any Additional Equity Financing in its sole and absolute discretion if such Additional Equity Financing involves:

(i) (1) any post-Closing covenants binding upon the Company or any of its Affiliates, (2) any representations or warranties of the Company or any of its Affiliates that survive following the Closing, or (3) rights granted to such investors from any Person (other than rights granted solely by the Parent Sponsor) other than the right to purchase the shares at the price set forth therein immediately prior to or concurrently with the consummation of the Closing; provided, that notwithstanding anything to the contrary set forth in this clause (i), the Company shall not unreasonably withhhold, condition or delay its consent to a provision granting such investor (A) registration rights substantively similar to (or otherwise more favorable to Parent, the Company and their respective Affiliates than) those set forth on Annex A or (B) existing registration rights of the Parent Sponsor that are assigned by Parent Sponsor to such investors in compliance with the provisions of the Parent Sponsor Letter;

(ii) the sale or issuance of any Equity Interests (x) in any Person other than the sale or issuance of Surviving Pubco Class A Shares, (y) at a price less than the Per Share Price, or (z) that would, if consummated, cause the condition set forth in Section 7.3(e) not to be met; or

(iii) the issuance of securities or commitments to issue securities by the Surviving Pubco for aggregate proceeds in excess the greater of (A) $30,000,000 and (B) after the number of Parent Class A Shares held by Public Stockholders validly submitted for Redemption has been finally determined, the sum of (x) the number of such Parent Class A Shares multiplied by the Redemption Price plus (y) $30,000,000 (for the avoidance of doubt, the foregoing clause (iii) shall not apply to any backstop commitments of investors to (1) purchase Parent Class A Shares other than from Parent or Surviving Pubco and/or retain Parent Class A Shares owned by such investors and (2) in either case, commit to not redeem such Parent Class A Shares in the Redemption); provided that, solely for purposes of Section 5.16(k)(iii)(B)(x), the Redemption Price shall be calculated based on the amount in the Trust Account as of the applicable date of determination.

Parent shall use its reasonable best efforts to keep the Company reasonably informed of the status of any and all discussions pertaining to Additional Equity Financing, and shall provide the Company with true, correct and complete copies of any Contract relating thereto no later than forty-eight (48) hours following the execution thereof. Parent shall not, without the prior written consent of the Company, agree to or permit (i) any termination, repudiation, rescission, cancellation, expiration of or amendment, restatement, replacement, supplement or modification to be made to, or the grant of any waiver of any provision under, any agreements entered into in connection with the Additional Equity Financing, (ii) any waiver of any provision or remedy under any agreements entered into in connection with the Additional Equity Financing or (iii) the early termination of any agreements entered into in connection with the Additional Equity Financing. Parent and Merger Sub shall give the Company prompt notice of (i) any actual, threatened or alleged breach, default, termination, cancellation, recission, expiration or repudiation by any party to any definitive documents related to any Additional Equity Financing which becomes known to Parent or Merger Sub, (ii) the receipt by Parent or Merger Sub of any written notice or other written communication from any party to any defintiive documents related to any Additional Equity Financing with respect to any (A) actual, threatened or alleged breach, default, termination, cancellation, recission, expiration or repudiation by any such party (including any proposal by any such person to withdraw, terminate or make a material adverse change in the terms of (including the amount of any Additional Equity Financing contemplated by) such definitive documentation), or (B) dispute or disagreement between Parent or Merger Sub, as applicable, and any such party and (iii) the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub, as applicable, to obtain all or any portion of any Additional Equity Financing on the terms and in the manner contemplated by any definitive documentation related to any Additional Equity Financing; provided, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies of, or the conditions to the obligations of, the Parties hereunder. Parent shall satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Parent or Merger Sub set forth in any definitive documents entered into in connection with the Additional Equity

Financing in accordance with this Section 5.16(k). Any breach by Parent or Merger Sub of any definitive documents entered into in connection with the Additional Equity Financing in accordance with this Section 5.16(k) (excluding any breach caused by a breach or violation by the Company of its representations, warranties, covenants or agreements contained in this Agreement that would give Parent the right to terminate its or the Company’s obligations under this Agreement to consummate the Closing (or otherwise not consummate the Closing) as a result of such breach) shall be deemed a breach by Parent and, if applicable, Merger Sub of this Agreement.

5.17 Section 16. Prior to the Closing, the board of directors of Parent, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent and/or Surviving Pubco equity securities, as applicable, in each case, pursuant to this Agreement and the Transaction Documents, by any person owning securities of the Acquired Companies who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of the Surviving Pubco shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

5.18 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective other Representatives is aware or, upon receipt of any material nonpublic information of Parent, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information concerning Parent, it shall not purchase or sell any securities of Parent (to the extent such purchase or sale would violate applicable Law).

5.19 Domestication; Articles Amendment.

(a) Prior the Domestication, (i) Parent shall attend to and effect all filings, including with the Registrar of Companies in the Cayman Islands, as required under the Companies Law to implement an amendment (the “Articles Amendment”) to the Parent Charter amending Articles 49.2(b) and 49.3 thereof to clarify that the net tangible assets referred to in such Articles shall refer to the net tangible assets of Parent immediately prior to the consummation of a Business Combination (without regard to any assets or liabilities of the target business (as defined in the Parent Charter) regardless of whether Parent shall succeed to such assets and liabilities of the target business pursuant to the Business Combination (as defined in the Parent Charter)), and (ii) Parent shall take any other action reasonably necessary to consummate the Articles Amendment in accordance with the applicable provisions of the Companies Law, in each case such that the Articles Amendment shall become effective immediately prior to the consummation of the Domestication.

(b) At (or prior to) the Effective Time, (i) Parent shall attend to and effect all filings, including with the Registrar of Companies in the Cayman Islands, as required under the Companies Law to effect the Domestication, (ii) Parent shall duly execute and file a certificate of corporate domestication with the Office of the Secretary of State of the State of Delaware, (iii) Parent shall duly execute and file a certificate of incorporation with the Secretary of State of the State of Delaware identical to the certificate of incorporation attached hereto as Exhibit Q (the “Surviving Pubco Charter”), which shall be the certificate of incorporation of the Surviving Pubco until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation, (iv) the Surviving Pubco shall adopt bylaws identical to the bylaws attached hereto as Exhibit R (the “Surviving Pubco Bylaws”), which shall be the bylaws of the Surviving Pubco until thereafter amended in accordance with the DGCL, the certificate of incorporation of the Surviving Pubco and as provided in such bylaws and (v) Parent shall take any other action reasonably necessary to consummate the Domestication in accordance with the applicable provisions of the DGCL and the Companies Law, in each case such that the Domestication shall become effective at the Effective Time. Any reference in this Agreement to Parent or Parent Class A Shares and Parent Class B Shares, collectively, for periods from and after the Domestication will be deemed to include Surviving Pubco and the Surviving Pubco Class A Shares, respectively. Notwithstanding anything to the contrary contained in this Agreement, the parties acknowledge and agree that the Domestication will occur simultaneously with the Merger; provided, that, to the extent permitted by applicable Law, the parties agree for Tax purposes only to treat the Domestication as occurring immediately prior to the Merger. For the avoidance of doubt, any reference in this Agreement to Surviving Pubco for periods prior to the Domestication shall include Parent and any reference in this Agreement to Parent for periods from and after the Domestication shall include Surviving Pubco.

ARTICLE VI

Other Covenants

6.1 Maintenance of Books and Records.

(a) For a period of seven (7) years after the Closing Date, the Surviving Pubco agrees to retain, in accordance with the Company’s historical record retention policy (and shall cause the Acquired Companies to retain), and the Surviving Pubco shall not (and shall not permit the Acquired Companies to) dispose of or destroy, other than in compliance with such historical record retention policy, any of, the business records and files of the Acquired Companies relating to all periods prior to the Closing Date, in the form such business records and files existed as of the Closing Date. Subject to Section 6.1(b) below, the Surviving Pubco shall make such copies, if any, reasonably available to the Company Securityholder Representative or its Representatives for a period of seven (7) years after the Closing Date to the extent necessary for the Company Securityholder Representative, any Company Equity Holder or any of their respective Representatives to (x) fulfill any of its obligations hereunder or under any Transaction Document or (y) satisfy any of its reporting or similar obligations to any of its members; provided, however, any such access shall be conducted in such a manner as not to interfere unreasonably with the operation of the business. Notwithstanding the foregoing, any and all such records may be destroyed by the Surviving Pubco at any time if such Party sends to the Company Securityholder Representative written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed. Such records may then be destroyed after the thirtieth (30th) calendar day following such notice unless the Company Securityholder Representative notifies the destroying party that it desires to obtain possession of such records, in which event the destroying party shall transfer the records to the Company Securityholder Representative, subject to Section 6.1(b) below. Notwithstanding anything to the contrary contained herein, the Surviving Pubco and its Subsidiaries shall not be required to provide any information or access that the Surviving Pubco reasonably believes would violate applicable Law, including antitrust Laws and data protection Laws, rules or regulations or the terms of any applicable confidentiality obligation or cause forfeiture of attorney/client privilege.

(b) The Company Securityholder Representative hereby agrees that it shall, and shall cause its Representatives to treat and hold in strict confidence any Acquired Company Confidential Information provided pursuant to Section 6.1(a), and, except as set forth in Section 6.1(a), will not use for any purpose, nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Acquired Company Confidential Information without the Surviving Pubco’s prior written consent. Notwithstanding the foregoing, the Company Securityholder Representative and its Representatives may disclose Acquired Company Confidential Information in the event that the Company Securityholder Representative or any of its Representatives is requested or required to disclose such Acquired Company Confidential Information pursuant to any law, rule, regulation or other legal process; provided, that, the Company Securityholder Representative or the applicable Representative shall (A) provide the Surviving Pubco, to the extent legally permitted, with prompt written notice (which may be via email) of such requirement so that the Surviving Pubco or an Affiliate thereof may seek, at the Surviving Pubco’s cost, a protective Order or other remedy or waive compliance with this Section 6.1(b), and (B) furnish only that portion of such Acquired Company Confidential Information which is legally required to be provided pursuant to the applicable legal process as advised by counsel (which may be internal) and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Acquired Company Confidential Information. Notwithstanding the foregoing, notice to the Surviving Pubco shall not be required and nothing herein shall restrict the Company Securityholder Representative or any of its Affiliates from disclosing Acquired Company Confidential Information to the extent reasonably necessary in order to cooperate with any routine audit or examination by a regulatory or self-regulatory authority, bank examiner or other relevant examiner, or auditor. For purposes hereof, “Acquired Company Confidential Information” means all confidential or proprietary documents and information concerning an Acquired Company or any of its Representatives (including any information of third parties where an Acquired Company has an obligation to keep such information confidential), in each case obtained by the Company Securityholder Representative or its Affiliates pursuant to Section 6.1(a); provided, however, that Acquired Company Confidential Information shall not include any information which, (x) at the time of disclosure by the Company Securityholder Representative or its Representatives, is publicly available (other than as a result of a disclosure in breach of this Section 6.1(b)) or (y) at the time of the disclosure to the Company Securityholder Representative or its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Acquired Company Confidential Information.

6.2 Tax Matters.

(a) Intended Tax Treatment; Purchase Price Allocation. The Parties intend that (i) the Domestication is intended to be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and that this Agreement shall be adopted as a plan of reorganization, (ii) the Surviving Company is a continuation of the Company for U.S. federal income tax purposes and that the Parties shall treat the Cash Consideration received in connection with the Merger as an acquisition of interests in the Company by the Surviving Pubco (the “Intended Tax Treatment”). The Company Securityholder Representative shall prepare and deliver to the Surviving Pubco, within ninety (90) days following the determination of the Final Closing Adjustment in accordance with Section 2.5 of this Agreement, an allocation of the Merger Consideration and any other amounts treated as consideration for U.S. federal income tax purposes among the Company’s assets in accordance with Section 2.2(b) of this Agreement and Section 1060 (and Section 751 and 755, if applicable) of the Code and the Treasury regulations promulgated thereunder (the “Allocation”). The Surviving Pubco shall have thirty (30) days from the receipt of the Allocation to review and comment on the Allocation and the Surviving Pubco and the Company Securityholder Representative shall negotiate in good faith to resolve any disagreements; provided, that if the Surviving Pubco does not provide any comments in writing to the Company Securityholder Representative within such period, such Allocation as delivered by the Company Securityholder Representative shall become final. Any disputes under this Section 6.2 that cannot be resolved through good faith negotiation shall be referred to the Neutral Accountant, whose determination shall be final and binding upon the parties. The cost of the Neutral Accountant’s review and determination shall be borne by the Surviving Pubco and the Company Securityholder Representative in accordance with the principles of Section 2.5 of this Agreement. The Company Securityholder Representative and the Surviving Pubco shall report consistently with the Intended Tax Treatment and the Allocation on all Tax Returns, and no Party shall take any position in any Tax Return or with any Governmental Authority that is inconsistent with the Intended Tax Treatment or Allocation, as finally determined in accordance with this Section 6.2(a) in each case, unless required to do so by a final determination as defined in Section 1313 of the Code.

(b) Tax Returns.

(i) The Surviving Pubco shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns for the Acquired Companies required to be filed after the Closing. The Surviving Pubco shall make all payments required with respect to any such Tax Returns. With respect to any Tax Returns of the Acquired Companies that are due after the Closing that are of the type used to report the income, loss, gain, deduction and other Tax attributes from the operation of a partnership or other pass-through entity and that are of the type that could reflect items of income, loss, gain, deduction or other Tax attributes required to be included on a Tax Return of a Company Equity Holder (whether or not such items are actually reflected thereon) (a “Flow-Through Tax Item”), (w) such Tax Returns shall be prepared consistent with past practice, except as otherwise required by applicable Law, (x) the Surviving Pubco shall submit such Tax Return to the Company Securityholder Representative no later than thirty (30) days prior to filing any such Tax Return for its review, (y) the Surviving Pubco shall make any changes to such Tax Returns reasonably requested by the Company Securityholder Representative to the extent such comments relate to Flow-Through Tax Items and (z) no such Tax Return shall be filed without the prior written consent of the Company Securityholder Representative. Notwithstanding the foregoing, the Company shall have in effect an election under Section 754 of the Code for the taxable period which includes the Closing Date.

(ii) The Surviving Pubco and the Company Equity Holders agree that in connection with the preparation and filing of Tax Returns of or with respect to the Acquired Companies, to the extent permitted by applicable Law, deductions and/or losses of or with respect to Company Indebtedness, Employee Payments and Transaction Expenses shall be claimed in taxable periods, or portions thereof, ending on or before the Closing Date.

(iii) Notwithstanding any other provision in this Agreement or the Transaction Documents, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement or the Transaction Documents (including any transfer or similar tax imposed by states or subdivisions) shall be borne by the Surviving Pubco, and paid when due. The Surviving Pubco shall, at its own expense, timely file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the Company Equity Holders will join in the execution of any such Tax Returns and other documentation.

(c) Allocation of Taxes. The portion of any Taxes for a taxable period beginning on or before and ending after the Closing Date allocable to the portion of such period ending on the Closing Date shall be deemed to equal (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property, other than Transfer Taxes, the amount which would be payable if the taxable year ended with the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period. For purposes of computing the Taxes attributable to the two portions of a taxable period pursuant to this Section 6.2(c), the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of days in each portion. The parties agree that all items of income, gain, loss, deduction and credit allocable among the members of the Company for the taxable year that includes the Closing Date shall be allocated by taking into account the member’s varying interests during such taxable year in accordance with Section 706(d) of the Code using the “interim closing of the books” method.

(d) Cooperation in Tax Matters. The Company Equity Holders and the Surviving Pubco shall cooperate reasonably in connection with the filing of Tax Returns of the Acquired Companies and any Tax Proceeding of any Acquired Company. Such cooperation shall include the provision of records and information with respect to any Acquired Company which are in the possession of any Company Equity Holder or the Surviving Pubco and are reasonably relevant to any such Tax Proceeding. Without limiting the foregoing, the Company Equity Holders will cooperate reasonably and use commercially reasonable efforts to have the now-current officers, directors and employees of any Acquired Company cooperate with the Surviving Pubco in furnishing information, evidence, testimony and other assistance in connection with the filing of any Tax Return or any Tax Proceeding with respect to matters pertaining to any and all periods beginning prior to the Closing Date. The Company Equity Holders agree to transfer to the Surviving Pubco on or as soon as practicable after the Closing Date (but in no event later than fifteen (15) Business Days after the Closing Date) all Books and Records of the Acquired Companies with respect to Tax matters pertinent to any Acquired Company that are in their possession or subject to their direct or indirect control.

(e) Tax Proceedings. The Company Securityholder Representative shall have the right, at the expense of the Company Equity Holders (or, in the case of any Tax Proceeding or other claim related to Taxes which are indemnified pursuant to Section 6.2(h), out of the Additional Escrow Account), to control any Tax Proceeding, initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all Taxes of the Company and its Subsidiaries for any taxable period ending on or before the Closing Date or relating to Taxes which are indemnified pursuant to Section 6.2(h); provided, however, the Company Securityholder Representative shall inform the Surviving Pubco of the status of any such proceedings, shall provide the Surviving Pubco (at the Surviving Pubco’s cost and expense) with copies of any pleadings, correspondence and other documents as the Surviving Pubco may reasonably request and shall reasonably consult with the Surviving Pubco prior to the settlement of any such proceedings and shall obtain the prior written consent of the Surviving Pubco prior to the settlement of any such proceedings that could reasonably be expected to adversely affect the Surviving Pubco or an Acquired Company in any taxable period ending after the Closing Date, which consent shall not be unreasonably conditioned, withheld or delayed; provided, further, that the Surviving Pubco, at its own expense, shall have the right to participate in, but not direct, the prosecution or defense of any such Tax Proceedings controlled by the Company Securityholder Representative. the Surviving Pubco shall have the right, at its own expense, to control any other Tax Proceeding, initiate any other claim for refund, and contest, resolve and defend against any other assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes with respect to an Acquired Company; provided, that in the case of any such Tax Proceeding, claim for refund, contest, assessment, deficiency or other adjustment or proposed adjustment relating to Taxes of the Company or any of its Subsidiaries for a taxable period that includes but does not end on the Closing Date and which is not otherwise controlled by the Company Securityholder Representative in accordance with this Section 6.2(e), (A) the Surviving Pubco shall provide the Company Securityholder Representative written notice of such proceeding, and (B) the Surviving Pubco shall inform the Company Securityholder Representative of the status of any such proceedings, shall provide the Company Securityholder Representative (at the Company Securityholder Representative’s cost and expense) with copies of any pleadings, correspondence and other documents as the Company Securityholder Representative may reasonably request, and shall consult with the Company Securityholder Representative prior to the settlement of any such proceedings and shall obtain the prior written consent of the Company Securityholder Representative prior to the settlement of any such proceedings that could reasonably be expected to adversely affect the Company Securityholder Representative or the Company or any of its Subsidiaries in any taxable period (or portion thereof) ending on or before the Closing Date, which consent shall not be unreasonably conditioned, withheld or delayed; provided, further, that the

Company Securityholder Representative, at its own expense, shall have the right to participate in, but not direct, the prosecution or defense of any such Tax Proceeding controlled by the Surviving Pubco that relates to a taxable period that includes but does not end on the Closing Date.

(f) Post-Closing Actions. Neither the Surviving Pubco nor any of its Affiliates (including, after the Closing, the Acquired Companies) shall, without the prior written consent of the Company Securityholder Representative, (i) make, change or revoke any Tax election affecting a taxable period (or portion thereof) ending on or before the Closing Date of any Acquired Company, (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return of the Acquired Companies relating to a taxable period (or portion thereof) ending on or before the Closing Date, (iii) file or request any ruling with respect to Taxes or Tax Returns of the Acquired Companies, or enter into any voluntary disclosure with any Governmental Authority regarding any Tax or Tax Returns of the Acquired Companies, in each case relating to a taxable period (or portion thereof) ending on or before the Closing Date or (iv) take any action that results in any increased Tax liability or reduction of any Tax asset of any Company Equity Holder in respect of a taxable period ending on or before the Closing Date.

(g) Non-Foreign Person Certificates. Prior to the Closing, each Company Equity Holder shall have delivered to Parent a properly signed certification, dated as of the Closing Date, pursuant to Treasury Regulations Section 1.1445-2(b)(2) and Section 1446(f) of the Code certifying that such Company Equity Holder is not a “foreign person” as defined in Section 1445 of the Code.

(h) Other Tax Matters.

(i) From and after the Closing, and subject to the provisions of this Section 6.2(h), the Company Equity Holders agree to indemnify the Surviving Pubco and its Subsidiaries, including the Surviving Company, and to hold each of them harmless solely out of the Additional Escrow Account for any Taxes for taxable periods (or portions thereof) ending on or before the Closing Date which relate to item number 1 on Section 3.12(a) of the Company Disclosure Schedule and any related costs and expenses (the “Additional Escrow Matters”).

(ii) Recovery against the Additional Escrow Account pursuant to this Section 6.2(h) shall constitute Surviving Pubco’s and its Subsidiaries’ sole and exclusive remedy against the Company Equity Holders for any and all Liabilities relating to or arising from the Additional Escrow Matters (except for Fraud Claims).

(iii) Any amounts remaining in the Additional Escrow Account following the third (3rd) anniversary of the Closing that are not subject to finally determined or pending Additional Escrow Claims shall be released, pursuant to the terms set forth in the Escrow Agreement, to the Company Equity Holders pro rata according to such Company Equity Holder’s share of the Merger Consideration as determined pursuant to Section 2.2(b)(ii), and on such anniversary Surviving Pubco and Company Securityholder Representative shall delivery a joint written notice to such effect. After the third (3rd) anniversary of the Closing, upon final determination of all pending Additional Escrow Claims, any amounts remaining in the Additional Escrow Account after satisfaction of all amounts owed with respect to such Additional Escrow Claims shall be released, pursuant to the terms set forth in the Escrow Agreement, to the Company Equity Holders pro rata according to such Company Equity Holder’s share of the Merger Consideration as determined pursuant to Section 2.2(b)(ii), and Surviving Pubco and the Company Securityholder Representative shall deliver a joint written notice to such effect.

(iv) Claim Procedure. In the case of any Tax Proceeding which if successful would result in an indemnification obligation pursuant to this Section 6.2(h) (an “Additional Escrow Claim”), Surviving Pubco shall promptly notify the Company Securityholder Representative of the Additional Escrow in writing, which notice shall describe the facts giving rise to such Additional Escrow Claim and the amount of resulting Taxes and/or related costs and expenses (if known and quantifiable); provided, however, that no delay on the part Surviving Pubco in notifying the Company Securityholder Representative shall relieve the Company Securityholder Representative from any obligation hereunder unless (and then solely to the extent that) the Company Securityholder Representative is actually and materially prejudiced thereby; provided further that, for the avoidance of doubt, the Company Securityholder Representative shall have the right to control any Additional Escrow Claim in accordance with Section 6.2(e) hereof.

(i) Tax Adjustments. The Parties agree to treat any amount paid in cash pursuant to Section 2.5 or this Section 6.2 as an adjustment to the Merger Consideration for federal Tax purposes, unless otherwise required by Law.

6.3 Further Assurances. From time to time after the Closing Date, upon reasonable request of any Party, each Party shall execute, acknowledge and deliver all such other instruments and documents and shall take all such other actions required to consummate and make effective the Transactions.

6.4 Indemnification, Exculpation and Insurance.

(a) The Surviving Pubco, from and after the Closing Date through the sixth (6th) anniversary of the Closing Date, shall cause (i) the Organizational Documents of each Acquired Company and Acquiror Company to contain provisions no less favorable to the current or former directors, managers, officers or employees of such Acquired Company or Acquiror Company (collectively, “D&O Indemnitees”) with respect to limitation of certain liabilities, advancement of expenses and indemnification than are set forth as of the date of this Agreement in the Organizational Documents of such Acquired Company or Acquiror Company, as applicable, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnitees with respect to any acts or omissions occurring at or prior to the Closing.

(b) Prior to the Closing, the Company may obtain up to six (6) years of “tail” coverage with respect to the Acquired Companies’ directors’ and officers’ liability insurance policies with coverage amounts, terms and conditions substantially similar to those of the Acquired Companies’ directors’ and officers’ liability insurance policies in effect as of the date hereof and covering each D&O Indemnitee covered by the Acquired Companies’ directors’ and officers’ liability insurance policies in effect as of the date hereof. Prior to the Closing, Parent may obtain up to six (6) years of “tail” coverage with respect to the Acquiror Companies’ directors’ and officers’ liability insurance policies with coverage amounts, terms and conditions substantially similar to those of the Acquiror Companies’ directors’ and officers’ liability insurance policies in effect as of the date hereof and covering each D&O Indemnitee covered by the Acquiror Companies’ directors’ and officers’ liability insurance policies in effect as of the date hereof. The Surviving Pubco shall and shall cause the Surviving Company to maintain each such “tail” policy and not take any action to adversely modify or terminate any such “tail” policy during the applicable tail period thereof.

(c) The provisions of this Section 6.4: (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, his or her heirs and his or her Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

(d) In the event the Surviving Pubco, any Acquired Company, any Acquiror Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, the Surviving Pubco shall use commercially reasonable efforts to ensure that the successors and assigns of the Surviving Pubco or such Acquired Company or Acquiror Company, as the case may be, shall assume, at and as of the closing of the applicable transaction referred to in this Section 6.4(d), all of the obligations set forth in this Section 6.4.

(e) The obligations of the Surviving Pubco under this Section 6.4 shall not be terminated or modified in such a manner as to materially and adversely affect any D&O Indemnitee to whom this Section 6.4 applies without the consent of the affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitees to whom this Section 6.4 applies shall be third party beneficiaries of this Section 6.4).

6.5 Employee Benefits.

(a) During the period commencing at the Closing and ending on the first (1st) anniversary of the Closing Date, the Surviving Pubco shall, or shall cause the Surviving Company to, provide (i) each continuing employee of the Surviving Company or its Subsidiaries with a base salary or wage rate and an annual target bonus opportunity at least equal to the base salary or wage rate and annual target bonus opportunity in effect as of immediately prior to the Closing Date, and (ii) continuing employees other employee benefits that are substantially similar in the aggregate to those provided to employees of the Company and its Subsidiaries immediately prior to the Closing Date.

(b) From and after the Closing, the Surviving Pubco shall, or shall cause the Surviving Company to, honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities under any Company Benefit Plan or Company Benefit Arrangement in accordance with the terms thereof.

(c) For purposes of eligibility, vesting, benefit accrual (other than benefit accrual under a defined benefit pension plan) and entitlement to benefits, including the determination of the level of vacation and severance pay benefits under the benefit and compensation plans, programs, agreements and arrangements of the Surviving Pubco, the Surviving Company or any of their respective Subsidiaries in which employees are eligible to participate following the Closing (the “Surviving Pubco Plans”), the Surviving Pubco and the Surviving Company shall, to the extent permitted under such plans, credit each employee with his or her years of service with the Company, its Subsidiaries and any predecessor entities, to the same extent as such employee was entitled immediately prior to the Closing to credit for such service under any similar Company Benefit Plan, except where such crediting would result in duplication of benefits. Surviving Pubco Plans shall not deny employees coverage on the basis of pre-existing conditions to the extent such conditions were waived or satisfied under similar Company Benefit Plans immediately prior to the Closing and shall credit such employees for any deductibles and out-of-pocket expenses paid prior to the Closing Date, in satisfying any deductibles and out-of-pocket expenses in the applicable plan year to which such deductibles and out-of-pocket expenses relate.

(d) The parties hereto acknowledge and agree that all provisions contained in this Section 6.5 are included for the sole benefit of Parent and the Company and shall not create any right (i) in any other Person, including any employee, former employee or any participant or any beneficiary thereof in any Company Benefit Plan or Surviving Pubco Plan, or (ii) to continued employment with the Company, the Surviving Pubco or any of their respective Subsidiaries. After the Effective Time, nothing contained in this Section 6.5 is intended to be or shall be considered to be an amendment or adoption of any plan, program, agreement, arrangement or policy of the Surviving Company, the Surviving Pubco or any of their respective Subsidiaries, nor shall it interfere with the Surviving Pubco’s, the Surviving Company’s or any of their respective Subsidiaries’ right to amend, modify or terminate any Company Benefit Plan, Company Benefit Arrangement or Surviving Pubco Plan (subject to the foregoing provisions of this Section 6.5) or to terminate the employment of any employee of the Surviving Pubco, the Surviving Company or any of their respective Subsidiaries for any reason.

6.6 Form 8-K Filings. Parent and the Company shall mutually agree upon and, as promptly as practicable after the effective date of this Agreement, issue a press release announcing the effective date of this Agreement (the “Signing Press Release”). Parent and the Company shall cooperate in good faith with respect to the prompt preparation of, and, as promptly as practicable after the effective date of this Agreement (but in any event within four (4) Business Days thereafter), Parent shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement as of its effective date (the “Announcement 8-K”). Prior to Closing, Parent and the Company shall mutually agree upon and prepare the press release announcing the consummation of the Transactions (“Closing Press Release”). Concurrently with or promptly after the Closing, Parent shall issue the Closing Press Release. Parent and the Company shall cooperate in good faith with respect to the preparation of, and, at least five (5) days prior to the Closing, Parent shall prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant (the “Completion 8-K”). Concurrently with the Closing, or as soon as practicable (but in any event within four (4) Business Days) thereafter, the Surviving Pubco shall file the Completion 8-K with the SEC.

6.7 Surviving Pubco Charter. Without limiting any other provisions thereof referenced in this Agreement, the Organizational Documents of the Surviving Pubco shall provide for formula voting such that each holder of a Surviving Pubco Class V Share shall be entitled to a number of votes equal to the number of Surviving Company Membership Units held by such holder.

ARTICLE VII

Conditions Precedent

7.1 Conditions Precedent to Obligations of Parent, Merger Sub and the Company. The obligations of Parent, Merger Sub and the Company to effect the Closing are subject to the satisfaction or waiver, at or before the Closing, of the following conditions:

(a) No Injunctions or Restraints. No Law shall be in effect that prohibits, makes illegal, enjoins or prevents the consummation of the Transactions.

(b) Regulatory Approval. Any waiting period (and any extension thereof) under the HSR Act relating to the Transactions shall have expired or terminated.

(c) Company Equity Holders’ Approval. The Company Equity Holders’ Approval shall have been obtained.

(d) Parent Common Equity Holders’ Approval and Parent Warrantholders’ Approval. The Parent Common Equity Holders’ Approval and the Parent Warrantholders’ Approval shall have been obtained.

(e) Registration Statement Effectiveness. The Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(f) Net Tangible Assets. Immediately prior to the Effective Time, and after giving effect to the completion of the Redemption (but without regard to the assets, liabilities or any other attribute of the Acquired Companies), Parent shall have net tangible assets of at least $5,000,001.

7.2 Conditions Precedent to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Closing are subject to the satisfaction or waiver, at or before the Closing, of the following conditions:

(a) Accuracy of Representations and Warranties. (i) The representations and warranties made by the Company set forth in Section 3.4(a) and Section 3.6(b) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all respects (except for inaccuracies that, individually or in the aggregate, are de minimis) as of such date) be true and correct in all respects (except for inaccuracies that, individually or in the aggregate, are de minimis) as of the date of this Agreement and as of the Closing as if made as of the Closing; (ii) the Company Fundamental Representations (in each case, without taking into account any Material Adverse Effect or other materiality qualifications) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such date) be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made as of the Closing; and (iii) the representations and warranties (other than the Company Fundamental Representations and the representations and warranties set forth in Section 3.4(a) and Section 3.6(b)) made by the Company (in each case, without taking into account any Material Adverse Effect or other materiality qualifications) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such date) be true and correct as of the date of this Agreement and as of the Closing as if made as of the Closing, except in each case under this clause (iii) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect; and the Surviving Pubco shall have received a certificate signed by an officer of the Company, dated as of the Closing, to such effect.

(b) Compliance with Covenants. The Company shall have performed or complied in all material respects with all obligations, agreements and covenants contained in this Agreement to be performed or complied with by the Company prior to the Closing; and Surviving Pubco shall have received a certificate signed by an officer of the Company, dated as of the Closing, to such effect.

(c) Company Deliverables. The Surviving Pubco shall have received the deliverables set forth in Section 1.8(b) required to be delivered by the Company upon the Closing.

7.3 Conditions Precedent to Obligations of the Company. The obligation of the Company to effect the Closing is subject to the satisfaction or waiver, at or before the Closing, of the following conditions:

(a) Accuracy of Representations and Warranties. (i) The representations and warranties made by Parent and Merger Sub set forth in Section 4.4(a) and Section 4.6(b) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all respects (except for inaccuracies that, individually or in the aggregate, are de minimis) as of such date) be true and correct in all respects (except for inaccuracies that, individually or in the aggregate, are de minimis) as of the date of this Agreement and as of the Closing as if made as of the Closing; (ii) the Parent Fundamental Representations (in each case, without taking into account any Parent Material Adverse Effect or other materiality qualifications) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such date) be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made as of the Closing; and (iii) the representations and warranties (other than the Parent Fundamental Representations and the representations and warranties set forth in Section 4.4(a) and Section 4.6(b)) made by Parent and Merger Sub (in each case, without taking into account any Parent Material Adverse Effect or other materiality qualifications) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such date) be true and correct as of the date of this Agreement and as of the Closing as if made as of the Closing, except in each case under this clause

(iii) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect; and the Company shall have received a certificate signed by an officer of the Surviving Pubco, dated as of the Closing, to such effect.

(b) Compliance with Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all obligations, agreements and covenants contained in this Agreement to be performed or complied with by such Party prior to the Closing, and the Company shall have received a certificate signed by an officer of the Surviving Pubco, dated as of the Closing, to such effect.

(c) Cash Consideration. The Cash Consideration shall be no less than the Required Cash Consideration Amount. For the avoidance of doubt, for the purpose of assessing satisfaction of this condition, Cash Consideration shall include as components thereof the payment of all applicable amounts described therein (including the amounts that are required to be paid pursuant to Section 2.2(a)) if the Closing were to occur.

(d) Closing Indebtedness. After giving effect to the Transactions, the Surviving Pubco Indebtedness shall not exceed $210,000,000.

(e) Shareholders. Upon consummation of the Closing, (i) no Person or Group (excluding the Parent Sponsor, any Company Equity Holders and any Approved Equity Investors) shall own in excess of 9.9% of the issued and outstanding shares of Surviving Pubco Common Stock and (ii) no three Persons or Groups (excluding the Parent Sponsor, any Company Equity Holders and any Approved Equity Investors) shall own in the aggregate in excess of 25% of the issued and outstanding shares of Surviving Pubco Common Stock.

(f) Nasdaq Listing Requirements. The Surviving Pubco Class A Shares (including the Surviving Pubco Class A Shares issuable in connection with the Domestication and the Surviving Pubco Class A Shares issuable pursuant to the Exchange Agreement) shall have been listed on Nasdaq and shall be eligible for continued listing on Nasdaq immediately following the Closing and after giving effect to the Redemption (as if it were a new initial listing by an issuer that had never been listed prior to Closing).

(g) Appointment to the Board. The existing directors of Parent shall have resigned, and the Post-Closing Directors designated pursuant to Section 5.14 shall have been appointed in accordance with the DGCL and the Surviving Pubco Organizational Documents to serve on the Post-Closing Surviving Pubco Board effective as of the Closing.

(h) Domestication. The Domestication shall be consummated simultaneously with the Merger.

(i) Surviving Pubco Deliverables. The Company shall have received the deliverables set forth in Section 1.8(a) required to be delivered by the Surviving Pubco upon the Closing.

ARTICLE VIII

Termination

8.1 Termination. This Agreement may be terminated at any time prior to the Closing solely:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Closing shall not have occurred by the Termination Date; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure (or with respect to Parent, Merger Sub’s failure) to fulfill any representation, warranty, covenant or obligation under this Agreement or other action has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Parent or the Company, if any Governmental Authority having competent jurisdiction shall have issued a final, non-appealable order, decree or ruling, or there shall exist any Law, in each case that permanently prohibits, makes illegal, enjoins or prevents the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure (or with respect to Parent, Merger Sub’s failure) to fulfill any representation, warranty, covenant or obligation under this Agreement or other action has been the cause of, or resulted in, such order, decree, ruling or Law;

(d) by either Parent or the Company, if (i) the Parent Common Equity Holder Meeting has been held (including any adjournment or postponement thereof permitted by Section 5.10(f)), has concluded, Parent’s Equity Holders have duly voted, and the Parent Common Equity Holders’ Approval has not been obtained or (ii) the Parent Warrantholder Meeting has been held (including any adjournment or postponement thereof permitted by Section 5.10(f)), has concluded, the Parent Warrantholders have duly voted, and the Parent Warrantholders’ Approval has not been obtained;

(e) by Parent (if neither it nor Merger Sub is in material breach of their respective representations, warranties, covenants and obligations under this Agreement) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach or inaccuracy would cause any condition set forth in Section 7.2(a) or 7.2(b) not to be satisfied if it remained uncured as of the Termination Date (and such breach or inaccuracy has not been cured or such condition has not been satisfied within thirty (30) Business Days after the receipt by the Company of written notice thereof from Parent);

(f) by the Company (if it is not in material breach of its representations, warranties, covenants and obligations under this Agreement) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement, which breach or inaccuracy would cause any condition set forth in Section 7.3(a) or 7.3(b) not to be satisfied if it remained uncured as of the Termination Date (and such breach or inaccuracy has not been cured or such condition has not been satisfied within thirty (30) Business Days after the receipt by Parent of written notice thereof from the Company); or

(g) by the Company if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at the Closing) on the date that the Closing should have been consummated in accordance with Section 1.2, (ii) the Company has irrevocably confirmed by written notice to Parent and Merger Sub that all of the conditions set forth in Section 7.3 have been satisfied (other than Sections 7.3(c) and (d) and conditions that by their terms or nature are to be satisfied at the Closing) or that it is willing to waive any such unsatisfied conditions (other than Sections 7.3(c) and (d)) and that the Company is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub have failed to consummate the Transactions by the earlier of the day that is (x) thirty (30) Business Days after the day the Closing is required to occur pursuant to Section 1.2 or (y) five (5) Business Days prior to the Termination Date.

8.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Party, which sets forth the provision of Section 8.1 under which such termination is made. In the event of any termination of this Agreement pursuant to Section 8.1, this Agreement forthwith shall become void and of no further force or effect, and no Party (nor any of its Representatives) shall have any liability or obligation hereunder, except (i) the provisions of ARTICLE X (Definitions) and the following Sections shall survive any such termination: 5.3(c) (Continued Effect of Confidentiality Agreement), 5.16(g) (Financing Expenses), 8.2 (Effect of Termination), 9.2 (Trust Account Waiver), 11.1 (Notices), 11.2 (Entire Agreement), 11.3 (Successors and Assigns), 11.4 (Counterparts), 11.5 (Expenses and Fees), 11.6 (Governing Law), 11.7 (Submission to Jurisdiction; Waiver of Jury Trial), 11.8 (Specific Performance), 11.9 (Severability), 11.10 (Amendment; Waiver), 11.11 (Absence of Third Party Beneficiary Rights), 11.12 (Mutual Drafting), 11.13 (Further Representations), 11.15 (Public Disclosure), 11.16 (Currency) and 11.17 (No Recourse), and (ii) nothing herein shall relieve any Party from liability for a Willful and Intentional Breach of this Agreement or any Transaction Document prior to such termination. For the avoidance of doubt, in the event of any termination of this Agreement, subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the parties hereto, nor any of their respective Affiliates shall have any rights or claims against any Debt Financing Sources or lender party to the Debt Commitment Letter in connection with this Agreement or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise.

ARTICLE IX

No SURVIVAL; WAIVERS; Guaranty

9.1 No Survival; Waivers.

(a) The representations, warranties, covenants and agreements of the Parties and their Affiliates in this Agreement, any Transaction Document or in any agreement or document delivered pursuant to this Agreement prior to the Closing will not survive beyond the Closing such that no claim for breach of any such representation, warranty, covenant or agreement, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto against any of the Parties or any of their respective Affiliates, and there will be no liability in respect thereof, whether such liability has accrued prior to or after the

Closing, on the part of any of the Parties or any of their respective Affiliates, except only for (the “Excluded Company Matters”) (w) indemnification claims under Section 6.2(h), (x) Fraud Claims, (y) the representations and warranties expressly set forth within the Letter of Transmittal or (z) those covenants and agreements contained herein or in any other Transaction Document or agreement or document delivered pursuant to this Agreement that by their terms are to be performed in whole or in part after the Closing (or representations and warranties made after the Closing in a Transaction Document).

(b) Parent, for itself and on behalf of its Subsidiaries and, after the Closing, the Acquired Companies, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against any of the Company, the Company Equity Holders or any of their respective directors, managers, officers or Affiliates relating to the operation of the Acquired Companies or their respective businesses or relating to the subject matter of this Agreement or any Transaction Document, or as a result of any of the Transactions, whether arising under, or based upon, any federal, state, local or foreign statute, law (including common law), ordinance, rule or regulation or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived, except only for the Excluded Company Matters. Furthermore, without limiting the generality of this Section 9.1(b), (i) no claim will be brought or maintained by, or on behalf of, Parent, Merger Sub or any of their respective Affiliates (including, after the Closing, the Acquired Companies) against the Company, the Company Equity Holders or any of their respective directors, managers, officers or Affiliates in connection with this Agreement, any Transaction Document or the Transactions; and (ii) no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Company or any other Person set forth or contained in this Agreement or any Transaction Document, or as a result of any of the Transactions, except only for the Excluded Company Matters. Parent acknowledges and agrees that neither it, nor any of its Subsidiaries, nor any of their respective Affiliates may avoid such limitation on liability set forth in this Section 9.1(b) by (A) seeking damages for breach of Contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (B) asserting or threatening any claim against any Person that is not a Party hereto (or a successor to a Party hereto) for breaches of the representations, warranties, covenants or agreements contained in this Agreement or in any Transaction Document (other than in each case, for Excluded Company Matters).

(c) The Company, for itself and on behalf of its Subsidiaries, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against any of the Surviving Pubco, the Parent Common Equity Holders (including the Parent Sponsor) or any of their respective directors, managers, officers or Affiliates relating to the operation of Parent or Merger Sub or their respective businesses or relating to the subject matter of this Agreement or any Transaction Document, or as a result of any of the Transactions, whether arising under, or based upon, any federal, state, local or foreign statute, law (including common law), ordinance, rule or regulation or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived, except only for (“Excluded Parent Matters”) (x) Fraud Claims or (y) those covenants and agreements contained herein or in any Transaction Document that by their terms are to be performed in whole or in part after the Closing (or representations and warranties made after the Closing in a Transaction Document). Furthermore, without limiting the generality of this Section 9.1(c), (i) no claim will be brought or maintained by, or on behalf of, the Company or any Company Equity Holder or any of their respective Affiliates against the Surviving Pubco, the Parent Common Equity Holders (including the Parent Sponsor) or any of their respective directors, managers, officers or Affiliates in connection with this Agreement, any Transaction Document or the Transactions; and (ii) no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of Parent or Merger Sub set forth or contained in this Agreement or any Transaction Document, or as a result of any of the Transactions, except only for Excluded Parent Matters. The Company acknowledges and agrees that neither it, nor any of its Subsidiaries, nor any of their respective Affiliates may avoid such limitation on liability under this Section 9.1(c) by (A) seeking damages for breach of Contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (B) asserting or threatening any claim against any Person that is not a Party hereto (or a successor to a Party hereto) for breaches of the representations, warranties, covenants or agreements contained in this Agreement or in any Transaction Document (other than in each case, Excluded Parent Matters).

(d) The Parties hereto agree that the limits imposed on each Party’s remedies with respect to this Agreement and the Transactions were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid hereunder.

9.2 Trust Account Waiver.

(a) Reference is made to the final prospectus of Parent, dated as of June 18, 2018 (File Nos. 333-224581 and 333-225711), and filed with the SEC on June 20, 2018 (the “Prospectus”). The Company understands that Parent has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Parent’s public stockholders (including overallotment shares acquired by Parent’s underwriters) (the “Public Stockholders”), and that, except as otherwise described in the Prospectus or as set forth in the Trust Agreement, Parent may disburse monies from the Trust Account only: (i) to the Public Stockholders in the event they elect to redeem their shares in connection with the consummation of Parent’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of the deadline to consummate a Business Combination, (ii) to the Public Stockholders if Parent fails to consummate a Business Combination within 18 months after the closing of the IPO, (iii) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes and up to $100,000 in liquidation expenses or (iv) to Parent after or concurrently with the consummation of a Business Combination.

(b) For and in consideration of Parent entering into this Agreement and discussions with the Company regarding the Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that:

(i) notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, and shall not make any claim against the Trust Account (including any distributions therefrom), in each case, regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or the Transactions or any proposed or actual business relationship between Parent or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims against the Trust Account are collectively referred to hereafter as the “Released Claims”);

(ii) the Company on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent or its Representatives, including this Agreement or the Transactions, and will not seek recourse against the Trust Account (including any distributions therefrom) in connection therewith (including for an alleged breach of this Agreement or any other agreement with Parent or its Affiliates);

(iii) the irrevocable waiver set forth in the immediately preceding clause (ii) is material to this Agreement and specifically relied upon by Parent and its Affiliates to induce Parent to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law; and

(iv) to the extent the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent or its Representatives, including this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against Parent or Representatives, the Company hereby acknowledges and agrees that the Company’s and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and such claim shall not permit the Company or its Affiliates (or any Person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

(c) Notwithstanding the foregoing or anything to the contrary in the Confidentiality Agreement, nothing in this Section 9.2 or the Confidentiality Agreement shall waive, limit, amend, alter, change, supersede or otherwise modify the right of the Company or any of its Affiliates to (i) bring any action or actions for specific performance, injunctive and/or equitable relief (including, without limitation, the right of the Company to compel specific performance by

Parent and/or Merger Sub of their respective obligations under this Agreement), (ii) bring or seek a claim for damages against Parent and/or Merger Sub, or any of their respective successors or assigns, for any breach of this Agreement against monies or other assets held outside the Trust Account (other than distributions therefrom to Public Stockholders as described in clauses (i) and (ii) of Section 9.2(a)), (iii) bring or seek a claim that the Company or its Affiliates may have in the future against Parent’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds), but excluding distributions therefrom to Public Stockholders as described in clauses (i) and (ii) of Section 9.2(a), or (iv) bring or seek a claim against any other Person (or any Affiliate thereof) that is party to an alternative Business Combination consummated by Parent. Furthermore, Parent shall not execute any definitive agreement related to such alternative Business Combination that (A) attempts to prevent the Company or any Affiliate thereof from so bringing or seeking any such claim, or (B) permits the entity that survives such alternative Business Combination to not assume Parent’s obligation for damages in connection with this Agreement and the Transactions.

ARTICLE X

Definitions

10.1 Specific Definitions. Section 10.4 includes cross references for capitalized terms that are not otherwise defined in this Section 10.1.

(a) “Acquired Companies” means the Company and its Subsidiaries, and each individually is sometimes referred to herein as an “Acquired Company”.

(b) “Acquiror Companies” means Parent and its Subsidiaries, and each individually is sometimes referred to herein as an “Acquiror Company”.

(c) “Action” means a civil, criminal or administrative action, suit, claim, complaint, stipulation, demand, charge, hearing, audit, investigation, request (including request for information), arbitration or proceeding by or before any Governmental Authority.

(d) “Additional Escrow Amount” means $150,000.

(e) “Adjustment Escrow Property” means the Adjustment Escrow Units held in the Adjustment Unit Escrow Account under the Escrow Agreement, together with any interest, dividends, gains and other income paid on or otherwise accruing to such Adjustment Escrow Units, as reduced by and disbursements from the Adjustment Unit Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.

(f) “Adjustment Escrow Units” means a number of Surviving Company Membership Units equal to $600,000 divided by the Per Share Price (together with any equity securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted).

(g) “Additional Escrow Remaining Amount” means the amount remaining in the Additional Escrow Account at the third (3rd) anniversary of the Closing Date, if any, minus the sum of (without duplication) (i) the aggregate amount of Additional Escrow Claims made and finally determined pursuant to Section 6.2(h) and not paid as of the third (3rd) anniversary of the Closing Date, and (ii) the aggregate amount of unresolved disputed Additional Escrow Claims made pursuant to Section 6.2(h) which amount shall be retained by the Escrow Agent until the Escrow Agent receives joint written instruction from Surviving Pubco and the Company Securityholder Representative in accordance with this Agreement and the Escrow Agreement or until such Additional Escrow Claims are finally resolved in accordance with the terms of Section 6.2(h).

(h) “Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly through one or more entities, controls or is controlled by, or is under common control with, such specified Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, the Parent Sponsor shall be deemed to be an Affiliate of Parent prior to the Closing.

(i) “Applicable Federal Rate” means the short-term federal rate (defined pursuant to Code Section 1274(d) for January 1 of the applicable calendar year, compounded annually.

(j) “Approved Equity Financing” has the meaning set forth in the Second Amendment.

(k) “Approved Equity Investors” has the meaning set forth in the Second Amendment.

(l) “Base Merger Consideration” means $580,650,000.

(m) “Beneficial Owner” means, with respect to any security, a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

(n) “Benefit Arrangement” means any benefit plan, policy or arrangement, whether written or unwritten, that is not a Benefit Plan and that provides benefits, compensation, including employment agreements (other than offer letters for at-will employment without an obligation for severance) or consulting agreements, severance pay, stay or retention bonuses or compensation, change in control payments or benefits, executive or incentive compensation, sick leave, vacation pay, disability pay, retirement, deferred compensation, bonus, equity based compensation, hospitalization, medical or disability insurance, life insurance, tuition reimbursement, material fringe benefit and any plans subject to Section 125 of the Code.

(o) “Benefit Plan” has the meaning given in ERISA Section 3(3), together with plans or arrangements that would be so defined if they were not otherwise exempt from ERISA by that or another section.

(p) “Books and Records” means, with respect to any Person, any and all business records, financial books and records, minute books, sales order files, purchase order files, supplier lists, customer lists, studies, surveys, analyses, strategies, plans, forms, designs, diagrams, drawings, specifications and technical data.

(q) “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which the banking institutions located in New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

(r) “Capital Lease Obligations” of any Person shall mean all obligations of such Person to pay rent or other amounts under any lease (or other arrangement conveying the right to use) of real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

(s) “Card Association” means MasterCard International, Inc., VISA U.S.A., Inc., VISA International, Inc., Discover, JCB, American Express and any other material card association, debit card network or similar entity with whom the Company or any of its Subsidiaries may directly or indirectly have a sponsorship agreement.

(t) “Cash Consideration” means an amount equal to (i) the total cash and cash equivalents of the Surviving Pubco, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of the drawing of the Debt Financing in full, together with any other debt or equity financing consummated by Parent or the Surviving Pubco at or prior to the Closing, minus (ii) the amount of the Surviving Pubco’s unpaid expenses and obligations (including any indebtedness owed to the Parent Sponsor), plus (iii) the Closing Cash, minus (iv) the amount of the Unpaid Transaction Expenses, minus (v) the amount of the Unpaid Company Indebtedness, minus (vi) the Employee Payments, minus (vii) an amount of cash reserves of the Company equal to $10,000,000, minus (viii) the Additional Escrow Amount, minus (ix) the Company Securityholder Representative Expense Amount, minus (x) an amount of cash equal to the payment required to be made to the Parent Warrantholders in connection with the amendment of their Parent Warrants in accordance with the terms of the Parent Warrant Amendment, minus (xi) the Company Balance Sheet Allocation.

(u) “CC Group Member” means any of CC Payment Holdings, L.L.C. a Delaware limited liability company, or any of its Affiliates.

(v) “Closing Adjustment Items” means an amount equal to (i) the Unpaid Company Indebtedness, plus (ii) the Unpaid Excess Transaction Expenses, plus (iii) if Closing Net Working Capital is less than the Target Working Capital, the amount of such shortfall, minus (iv) if the Closing Net Working Capital exceeds the Target Working Capital, the amount of such excess, plus, (v) unpaid Employee Payments, minus (vi) the Closing Cash.

(w) “Closing Cash” means, as of immediately prior to the Effective Time, all cash and cash equivalents of the Acquired Companies, calculated in accordance with Section 2.5 hereof. For the avoidance of doubt, (i) Closing Cash shall not include any Restricted Cash of the Acquired Companies and (ii) cash and cash equivalents used to pay amounts referred to in Section 2.2(a)(i) or (ii) shall not reduce Closing Cash.

(x) “Closing Net Working Capital” in accordance with Section 2.3, means (i) the consolidated current assets (excluding Closing Cash) of the Company set forth on Schedule 10.1(v); minus (ii) the consolidated current liabilities (excluding Company Indebtedness, Employee Payments and Transaction Expenses) of the Company set forth on Schedule 10.1(v), in each case as of immediately prior to the Effective Time (such Schedule 10.1(v), the “Working Capital Schedule”). The Working Capital Schedule sets forth (A) the balance sheet accounts that, after giving effect to the adjustments thereto set forth thereon, (x) were the accounts used in establishing Target Working Capital and (y) shall be the only accounts used in determining Closing Net Working Capital and (B) an illustrative calculation of Closing Net Working Capital as of the Balance Sheet Date using such accounts.

(y) “COBRA” means Part 6 of Title I of ERISA.

(z) “Code” means the United States Internal Revenue Code of 1986, as amended.

(aa) “Commercial Tax Agreement” means customary commercial agreements not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions).

(bb) “Company Balance Sheet Allocation” means an amount of cash equal to (i) the total cash and cash equivalents of the Surviving Pubco, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of the drawing of the Debt Financing in full, together with any other debt or equity financing consummated by Parent or the Surviving Pubco at or prior to the Closing, minus (ii) the amount of the Surviving Pubco’s unpaid expenses and obligations (including any indebtedness owed to the Parent Sponsor), plus (iii) the Closing Cash, minus (iv) the amount of the Unpaid Transaction Expenses, minus (v) the amount of the Unpaid Company Indebtedness, minus (vi) the Employee Payments, minus (vii) an amount of cash reserves of the Company equal to $10,000,000, minus (viii) the Additional Escrow Amount, minus (ix) the Company Securityholder Representative Expense Amount, minus (x) an amount of cash equal to the payment required to be made to the Parent Warrantholders in connection with the amendment of their Parent Warrants in accordance with the terms of the Parent Warrant Amendment, minus (xi) $260,000,000; provided, that the Company Balance Sheet Allocation shall not be less than $0 and shall not exceed $50,000,000.

(cc) “Company Benefit Arrangement” means any Benefit Arrangement sponsored or maintained by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any current or future Liability (whether actual, contingent, with respect to any of its assets or otherwise), in each case with respect to any present or former employees, consultants or service providers of the Company or any of its Subsidiaries.

(dd) “Company Benefit Plan” means any Benefit Plan for which the Company or any of its Subsidiaries is or has been the “plan sponsor” (as defined in Section 3(16)(B) of ERISA) or any Benefit Plan that the Company or any of its Subsidiaries maintains or to which it is obligated to make payments or has any current or future Liability, in each case with respect to any present or former employees of the Company or any of its Subsidiaries.

(ee) “Company Equity Holders” means, collectively, the holders of all of the Company Interests.

(ff) “Company Equity Holders’ Approval” means the affirmative vote or written consent of the holders of the requisite number of the then outstanding Company Interests voting or consenting together in favor of the adoption of this Agreement, the Transaction Documents, the Merger and the other Transactions in accordance with the DLLCA and the Company’s Organizational Documents.

(gg) “Company Fundamental Representations” means the representations and warranties set forth in Sections 3.2 (Due Organization), 3.3(a) (Company Authorization), 3.4 (Company Capitalization) (other than 3.4(a)) and 3.22 (Brokers and Agents).

(hh) “Company Indebtedness” means, without duplication, the aggregate amount of (i) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the outstanding principal and accrued but unpaid interest), (ii) any Capital Lease Obligations of the Company or any of its Subsidiaries, (iii) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (iv) any other indebtedness of the Company or its any of its Subsidiaries that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (v) all obligations of the Company or any of its Subsidiaries for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn, called or claimed against, (vi) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by the Company or any of its Subsidiaries, whether periodically or upon the happening of a contingency, (vii) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Company Indebtedness and (viii) all obligation described in clauses (i) through (vii) above of any other Person which is guaranteed by the Company or any of its Subsidiaries (as surety or otherwise) or which is secured by any of the assets of the Company or any of its Subsidiaries. For the avoidance of doubt, Company Indebtedness shall not include (A) any obligations of the Company or any of its Subsidiaries under any performance bond or letter of credit to the extent undrawn, uncalled and unclaimed, (B) any intercompany Liability of the Company or any of its Subsidiaries, or (C) any indebtedness incurred by Parent and its Affiliates (and subsequently assumed by the Company or any of its Subsidiaries) on the Closing Date.

(ii) “Company Interests” means all of the outstanding units of limited liability company interests in the Company, including any Company Profits Units exchanged for Preferred Units (as defined in the Company LLC Agreement) as set forth in the Company LLC Agreement.

(jj) “Company’s knowledge”, “knowledge of the Company”, “known by the Company” or phrases of similar import, mean the actual knowledge, after reasonable inquiry, of each Person named on Schedule 10.1(hh).

(kk) “Company Leased Real Property” means all Real Property leased by any the Company or any of its Subsidiaries.

(ll) “Company LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of September 1, 2016.

(mm) “Company Profits Unit” means a Profits Unit of the Company, as defined in the Company LLC Agreement.

(nn) “Company Securityholder Representative Expense Amount” means $2,000,000.

(oo) “Company Sponsor” means CC Payment Holdings, L.L.C., solely in its capacity as a Company Equity Holder and the managing member of the Company, and not in its capacity as the Company Securityholder Representative.

(pp) “Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Authority regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

(qq) “Confidentiality Agreement” means the Non-Disclosure Agreement dated July 8, 2018 by and between Thunder Bridge Acquisition, Ltd. and Repay Holdings, LLC.

(rr) “Contract” means any contract, plan, undertaking, arrangement, concession, understanding, agreement, agreement in principle, franchise, permit, instrument, license, lease, sublease, note, bond, indenture, deed of trust, mortgage, loan agreement or other binding commitment, whether written or oral (including any amendments and other modifications thereto).

(ss) “Covered Representations” means the express representations and warranties (i) of the Company, Parent and Merger Sub set forth in ARTICLE III or ARTICLE IV of this Agreement, respectively, as qualified by the Company Disclosure Schedule and the Parent Disclosure Schedule, respectively or (ii) in any Transaction Document.

(tt) “Disinterested Director Majority” means a majority of the disinterested independent directors (i.e., such independent director is not a Company Equity Holder, an Affiliate of a Company Equity Holder, or an officer, director, manager, employee, trustee or beneficiary of a Company Equity Holder, nor an immediate family member of any of the foregoing) then serving on the Surviving Pubco board of directors.

(uu) “Earn Out Units” means 7,500,000 Surviving Company Membership Units, as equitably adjusted for equity splits, equity dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Surviving Company Membership Units after the date hereof (other than in respect of issuances of Surviving Pubco Class A Shares in connection with (i) any the Additional Equity Financing or (ii) the issuance of the Equity Consideration (including the Estimated Equity Consideration)).

(vv) “Employee Payments” means any change of control bonuses, transaction bonus, retention bonus, phantom equity, profit participation or similar rights, in any case, made or required to be made, to any current or former employee, independent contractor, director, manager or officer of an Acquired Company solely as a result of the Transactions, in all cases, including the employer portion of any payroll and other employment Taxes payable in connection therewith.

(ww) “Environmental Law” means any Law in any way relating to (i) the protection of human health and safety, to the extent relating to exposure to Hazardous Materials, (ii) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (iii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

(xx) “Equity Consideration” means the Estimated Equity Consideration as finally adjusted pursuant to Section 2.5.

(yy) “Equity Interest” means, with respect to any Person, (i) any share, partnership or limited liability company interest, unit of participation or other similar interest (however designated) in such Person and (ii) any option, warrant, purchase right, conversion right, exchange right or other agreement that would entitle any other Person to acquire any such interest in such Person (including share appreciation, phantom share, profit participation or other similar rights).

(zz) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(aaa) “ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414 of the Code and the regulations issued thereunder.

(bbb) “Escrow Agent” means Continental Stock Transfer and Trust, as escrow agent.

(ccc) “Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit S, with such changes thereto as the Escrow Agent may reasonably request.

(ddd) “Estimated Equity Consideration” means a number of Surviving Company Membership Units equal to (i) the quotient obtained by dividing (A) an amount equal to (x) the Estimated Merger Consideration minus (y) the Cash Consideration by (B) the Per Share Price, minus (ii) the Adjustment Escrow Units.

(eee) “Estimated Merger Consideration” means an amount equal to (i) the Base Merger Consideration, minus (ii) the Estimated Closing Adjustment, minus (iii) the Company Securityholder Representative Expense Amount, minus (iv) the Additional Escrow Amount.

(fff) “Exchange Act” means the Securities Exchange Act 1934, as amended, and the rules and regulations promulgated thereunder, as they may be amended from time to time.

(ggg) “Existing Credit Agreement” means that certain Revolving Credit and Term Loan Agreement, dated as of September 28, 2018, by and among Suntrust Bank, M&A Ventures, LLC, Sigma Acquisition LLC, Wildcat Acquisition LLC, Batch Acquisition LLC and the other parties thereto, as amended.

(hhh) “Existing Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of June 18, 2018, by and among Parent, the Parent Sponsor and the other parties thereto.

(iii) “Fraud Claim” means a claim against a Person for actual intentional fraud (not constructive fraud or negligent misrepresentation) of such Person with respect to a Covered Representation when made; provided, that, for the avoidance of doubt, (i) no Person shall be liable for or as a result of any other Person’s actual intentional fraud and (ii) the maximum Liability with respect to a Fraud Claim of any Company Equity Holder against whom such Fraud Claim is made shall be capped at the value of the consideration received by such Company Equity Holder under this Agreement.

(jjj) “Governmental Authority” means any federal, state, tribal, local or foreign governmental or quasi-governmental entity or municipality or subdivision thereof or any authority, administrative body, department, commission, board, bureau, agency, court, tribunal or instrumentality, arbitration panel, commission or similar dispute resoluving panel or body, or any applicable self-regulatory organization.

(kkk) “Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical” or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold and urea formaldehyde insulation.

(lll) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(mmm) “Institutional Equity Holder” means any Company Equity Holder that is not an employee of any Acquired Company or an Affiliate of any such employee.

(nnn) “Intellectual Property” means the following subsisting in any jurisdiction throughout the world: (i) patents, patent applications, patentable inventions, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations); (ii) trademarks, service marks, trade dress, trade names, brand names, logos, Internet domain names, corporate names and doing business designations, in each case, whether or not registered, and all registrations and applications for registration or renewal of the foregoing, and all goodwill related to the foregoing; (iii) copyrights, works of authorship, designs, database rights and registrations and applications for registration or renewal thereof, including moral rights of authors; (iv) inventions, invention disclosures, statutory invention registrations, trade secrets and know-how; (v) computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases; and (vi) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

(ooo) “IPO Prospectus” means that certain prospectus filed with the SEC pursuant to Rule 424(b)(4) on June 20, 2018 in connection with the completion of Parent’s initial public offering.

(ppp) “Law” means each applicable federal, state, local, municipal, foreign or other law, order, judgment, rule, code, statute, legislation, regulation, principle of common law, treaty, convention, requirement, variance, proclamation, edict, decree, writ, injunction, award, ruling or ordinance that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(qqq) “Letter Agreement” means that certain letter agreement, dated as of June 18, 2018, by and among Parent, the Parent Sponsor and certain other signatories thereto.

(rrr) “Liability” means any direct or indirect liability, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

(sss) “Lien” means any mortgage, security interest, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge, preference, priority or other security agreement, option, warrant, attachment, right of first refusal, preemption, proxy, voting trust, conversion, put, call or other claim or right, restriction on transfer, under any shareholder or similar agreement, any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

(ttt) “Material Adverse Effect” means any result, occurrence, fact, change, event or effect (collectively, “Events”) that, individually or in the aggregate with any other results, occurrences, facts, changes, events and/or effects, has had or would be reasonably likely to have a material adverse effect on (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of the Acquired Companies, taken as a whole, or (ii) the ability of the Company, the Company Securityholder Representative or any Company Equity Holder to consummate the Transactions or to perform their respective obligations hereunder or under the Transaction Documents to which they are a party or bound. Notwithstanding the foregoing, for purposes of clause (i) above, no Event (by itself or taken with any and all of the other Events) that results from or arises out of or is related to any of the following shall be deemed to constitute or be taken into account in determining whether there has been, a Material Adverse Effect: (i) any change affecting generally the industries or markets in which the Acquired Companies operate, including in any change in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, (ii) acts of God, or any change in national or international political or social conditions, including the engagement by the United States or any other country or group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other country, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any other country or group, (iii) any change in GAAP (or the interpretation thereof), (iv) any change in Law, rules, regulations, Orders, or other binding directives issued by any Governmental Authority (or the interpretation thereof), (v) any failure by the Company to meet any internal or external operating projections or forecasts or revenue or earnings predictions (provided, that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) the taking of any action expressly required by this Agreement or (vii) the public announcement or pendency of this Agreement or any of the Transactions (including but not limited to any impact on the relationships of the Acquired Companies with Merchants or other customers, vendors, referral partners or employees, including voluntary departures of employees in anticipation of the Transactions); provided, further, in each case under clauses (i), (ii), (iii) or (iv) above, that such change does not affect the Acquired Companies in a disproportionate manner relative to other Persons operating in the industries or markets in which the Acquired Companies operate.

(uuu) “Merchant” means any customer for whom the Company or any of its Subsidiaries, directly or indirectly, provides or arranges to provide payment processing services.

(vvv) “Merger Consideration” means the Cash Consideration plus the Equity Consideration.

(www) “Merger Sub Equity Holder’s Approval” means the affirmative vote or written consent of Parent voting or consenting in favor of the adoption of this Agreement, which Merger Sub Equity Holder’s Approval was effectuated by the Merger Sub Equity Holder Written Consent.

(xxx) “Multiemployer Plan” means any Benefit Plan described in Section 3(37) of ERISA.

(yyy) “NACHA” means the National Automated Clearing House Association, and any successor organization.

(zzz) “Neutral Accountant” means a nationally-recognized accounting firm that is mutually acceptable to the Surviving Pubco and the Company Securityholder Representative and independent to both Parties.

(aaaa) “Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

(bbbb) “Organizational Documents” means: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the limited liability company agreement, operating agreement and the certificate of organization of a limited liability company, (v) the trust agreement and any documents that govern the formation of a trust; (vi) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (vii) any amendment to any of the foregoing.

(cccc) “Parent Benefit Arrangement” means any Benefit Arrangement sponsored or maintained by Parent or any of its Subsidiaries thereof or with respect to which Parent or any of its Subsidiaries thereof has any current or future

Liability (whether actual, contingent, with respect to any of its assets or otherwise), in each case with respect to any present or former employees, consultants or service providers of Parent or any of its Subsidiaries.

(dddd) “Parent Benefit Plan” means any Benefit Plan for which Parent or any Subsidiary thereof is or has been the “plan sponsor” (as defined in Section 3(16)(B) of ERISA) or any Benefit Plan that Parent or any Subsidiary thereof maintains or to which it is obligated to make payments or has any current or future Liability, in each case with respect to any present or former employees of Parent or any Subsidiary thereof.

(eeee) “Parent Common Equity Holder” means any holders of Parent Class A Shares, Parent Class B Shares or Parent Preferred Shares.

(ffff) “Parent Common Equity Holders’ Approval” means the affirmative vote or written consent of the holders of, (i) with respect to the Merger, including the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger, a majority of the Parent Class A Shares and Parent Class B Shares that are present and vote at the Parent Common Equity Holder Meeting; (ii) with respect to the Domestication, a two-thirds majority of the then outstanding Parent Class A Shares and Parent Class B Shares that are present for and vote at the Parent Common Equity Holder Meeting, (iii) with respect to the election of each of the Post-Closing Directors set forth in Section 5.14, by a majority of the outstanding Parent Class B Shares as of the record date for the Parent Common Equity Holder Meeting that are present at the Parent Common Equity Holder Meeting, (iv) with respect to the Articles Amendment, by a two-thirds majority of the then outstanding Parent Class A Shares and Parent Class B Shares that are present for and vote at the Parent Common Equity Holder Meeting and (v) to the extent required by any applicable rules or regulations of Nasdaq, with respect to the issuance of Surviving Pubco Class A Shares in connection with any Additional Equity Financing (in accordance with the terms of Section 5.16(k), by a majority of the Parent Class A Shares and Parent Class B Shares that are present and vote at the Parent Common Equity Holder Meeting.

(gggg) “Parent Fundamental Representations” means the representations and warranties set forth Section 4.2 (Due Organization), 4.3(a) (Parent and Merger Sub Authorization), 4.4 (Capitalization) (other than 4.4(a)) and 4.8 (Brokers and Agents).

(hhhh) “Parent’s knowledge”, “knowledge of Parent”, “known by Parent” or phrases of similar import or any of the foregoing with respect to Parent, mean the actual knowledge, after reasonable inquiry, of each Person named on Schedule 10.1(kkkk).

(iiii) “Parent Material Adverse Effect” means any Event that, individually or in the aggregate with any other results, occurrences, facts, changes, events and/or effects, has had or would be reasonably likely to have a material adverse effect on (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of the Acquiror Companies, taken as a whole, or (ii) the ability of Parent or Merger Sub to consummate the Transactions or to perform their respective obligations hereunder or under the Transaction Documents to which they are a party or bound. Notwithstanding the foregoing, for purposes of clause (i) above, no Event (by itself or taken with any and all of the other Events) that results from or arises out of or is related to any of the following shall be deemed to constitute or be taken into account in determining whether there has been, a Parent Material Adverse Effect: (i) any change affecting generally the industries or markets in which the Acquiror Companies operate, including in any change in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, (ii) acts of God, or any change in national or international political or social conditions, including the engagement by the United States or any other country or group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other country, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any other country or group, (iii) any change in GAAP (or the interpretation thereof), (iv) any change in Law, rules, regulations, orders, or other binding directives issued by any Governmental Authority (or the interpretation thereof), (v) the taking of any action expressly required by this Agreement, (vi) the public announcement or pendency of this Agreement or any of the Transactions or (vii) the consummation and effects of the Redemption; provided, further, in each case under clauses (i), (ii), (iii) or (iv) above, that such change does not affect the Acquiror Companies in a disproportionate manner relative to other Persons operating in the industries or markets in which the Acquiror Companies operate.

(jjjj) “Parent Public Units” means the units issued in the IPO or the overallotment consisting of one (1) Parent Class A Share and one (1) Parent Warrant.

(kkkk) “Parent Sponsor” means Thunder Bridge Acquisition LLC, a Delaware limited liability company.

(llll) “Parent Warrant Agent” means Continental Stock Transfer & Trust Company in its capacity as warrant agent under the Parent Warrant Agreement.

(mmmm) “Parent Warrant Agreement” means that certain Warrant Agreement, dated as of June 18, 2018, by and between the Parent and the Parent Warrant Agent.

(nnnn) “Parent Warrantholder” means any holders of Parent Warrants or, following the Closing, any holders of Surviving Pubco Warrants.

(oooo) “Parent Warrantholders’ Approval” means the affirmative vote or written consent of the holders of sixty-five percent (65%) of the issued and outstanding Parent Public Warrants with respect to the Parent Warrantholder Voting Matters.

(pppp) “Payment Card Industry Data Security Standard” shall mean the information security standard, developed by the founding payment brands of the PCI Security Standards Council (including Visa, MasterCard, Discover, American Express and JCB International) and applicable to organizations that handle payment and/or personal information.

(qqqq) “PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

(rrrr) “Pension Plan” means any Benefit Plan subject to Code Section 412 or ERISA Section 302 or Title IV of ERISA (including any Multiemployer Plan).

(ssss) “Per Share Price” means an amount equal to $10.00 per share (as equitably adjusted for stock splits, stock dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Surviving Pubco Class A Shares after the date hereof (other than in respect of issuances of Surviving Pubco Class A Shares in connection with (i) any Additional Equity Financing or (ii) the issuance of the Equity Consideration (including the Estimated Equity Consideration)).

(tttt) “Permit” with respect to any Person, any license, accreditation, bond, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority or any other Person to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

(uuuu) “Permitted Liens” means (i) any Lien for Taxes that are not yet due and payable as of the Closing Date or for Taxes that the taxpayer is diligently contesting in good faith and for which adequate reserves have been established, (ii) any landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar statutory Lien arising or incurred in the ordinary course of business that does not materially detract from the value or use of the property encumbered thereby, (iii) any minor imperfection of title, condition, easement and reservation of rights (including any easement and reservation of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes), encroachment, covenant or restriction that does not materially detract from the use of the property encumbered thereby or interfere or otherwise impair the current use, occupancy, value or marketability of title of the assets subject thereto, (iv) restrictions on transfers under applicable state and federal securities Laws or pursuant to the terms of the Company LLC Agreement, (v) zoning, entitlement, building and other land use regulations and codes imposed by any Governmental Authority having jurisdiction over the Company Leased Real Property which are not violated in any material respect by the current use thereof; (vi) statutory Liens of lessors under the Real Property Leases for amounts not yet due, or Liens encumbering the fee interests (or any superior leasehold interest) in the Company Leased Real Property; and (vii) any Lien in favor of Card Associations pursuant to Contracts entered into in the ordinary course of business consistent with past practices.

(vvvv) “Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, proprietorship, trust, union, association, court, tribunal, agency, government, department, commission, self-regulatory organization, arbitrator, board, bureau, instrumentality, Governmental Authority or other entity, enterprise, authority or business organization.

(wwww) “Qualified Plan” means any Company Benefit Plan that is intended to meet the requirements of Section 401(a) of the Code.

(xxxx) “Real Property” means all interests in real property including fee estates, leaseholds and subleaseholds, purchase options, easements, licenses, rights to access, and rights of way, and all buildings and other improvements thereon, together with any additions thereto or replacements thereof.

(yyyy) “Real Property Lease” means any lease, sublease, license or other Contract with respect to Real Property.

(zzzz) “Redemption Price” means an amount equal to the price at which each Parent Class A Share (or after the Domestication, Surviving Pubco Class A Share) is redeemed pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Surviving Pubco Class A Shares after the Closing).

(aaaaa) “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

(bbbbb) “Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

(ccccc) “Representatives” means, with respect to any Person, such Person’s Affiliates and its and its Affiliates’ respective officers and directors (or Persons holding comparable positions), employees, consultants, independent contractors, subcontractors, advisors, accountants, legal and other agents or legal representatives.

(ddddd) “Required Amount” means an amount of cash sufficient for Parent, Merger Sub, the Surviving Pubco and the Surviving Company to pay the aggregate Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Debt Commitment Letter) and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related expenses payable by them in connection with the Transactions, assuming for such purposes that the Company and its Subsidiaries have not incurred any additional Company Indebtedness or Employee Payments since the Most Recent Balance Sheet Date, has retained at least the same amount of Closing Cash since the Most Recent Balance Sheet Date.

(eeeee) “Required Cash Consideration Amount” means an amount equal to (i) $260,000,000, minus (ii) the Company Securityholder Representative Expense Amount, minus (iii) the Additional Escrow Amount.

(fffff) “Required Information” means the financial information required by Section 5 of Exhibit C of the Debt Commitment Letter in order for the Parent to prepare pro forma financial statements, as in effect on the date of this Agreement.

(ggggg) “Restricted Cash” means cash that is subject to a prohibition on use in the operations of the business of the Acquired Companies based on a contractual arrangement with a third party.

(hhhhh) “SEC” means the U.S. Securities and Exchange Commission.

(iiiii) “Second Amendment” means that certain Second Amendment to Agreement and Plan of Merger, entered into by and among the Parties on May 9, 2019.

(jjjjj) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as they may be amended from time to time.

(kkkkk) “Sensitive Data” means cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.

(lllll) “Subsidiaries” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

(mmmmm) “Surviving Company Membership Units” means the membership units of the Surviving Company, which such membership units shall be non-voting membership units, and which shall otherwise provide the holder thereof with, and subject the holder to, such rights, privileges, restrictions and obligations as set forth in the Surviving Company Amended and Restated Limited Liability Company Agreement.

(nnnnn) “Surviving Pubco Class A Share” means a Class A Share of the Surviving Pubco, as set forth in the Surviving Pubco Charter.

(ooooo) “Surviving Pubco Class V Share” means a Class V Share of the Surviving Pubco, as set forth in the Surviving Pubco Charter.

(ppppp) “Surviving Pubco Common Stock” means Surviving Pubco Class A Shares together with the Surviving Pubco Class V Shares.

(qqqqq) “Surviving Pubco Indebtedness” means, without duplication, the aggregate amount of (i) indebtedness of the Surviving Pubco or any of its Subsidiaries for borrowed money (including the outstanding principal and accrued but unpaid interest), (ii) any Capital Lease Obligations of the Surviving Pubco or any of its Subsidiaries, (iii) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (iv) any other indebtedness of the Surviving Pubco or any of its Subsidiaries that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (v) all obligations of the Surviving Pubco or any of its Subsidiaries for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn, called or claimed against, (vi) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by the Surviving Pubco or any of its Subsidiaries, whether periodically or upon the happening of a contingency, (vii) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of the Surviving Pubco or any of its Subsidiaries and (viii) all obligations described in clauses (i) through (vii) above of any other Person which is guaranteed by the Surviving Pubco or any of its Subsidiaries (as surety or otherwise) or which is secured by any of the assets of the Surviving Pubco or any of its Subsidiaries. For the avoidance of doubt, the Surviving Pubco Indebtedness shall not include (A) any obligations of the Surviving Pubco or any of its Subsidiaries under any performance bond or letter of credit to the extent undrawn, uncalled and unclaimed, (B) any intercompany Liability of the Surviving Pubco or any of its Subsidiaries or (C) any Unpaid Company Indebtedness (including any amounts that are not satisfied at the Closing, but for the avoidance of doubt, excluding the Debt Financing).

(rrrrr) “Target Working Capital” means $4,000,000.

(sssss) “Tax” (including with correlative meaning the term “Taxes”) means any and all direct or indirect taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities, including, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise, estimated and other taxes or similar assessments imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties or additions to tax imposed with respect to such items.

(ttttt) “Tax Proceeding” means any audit, investigation, litigation, dispute or other similar proceeding with respect to Taxes.

(uuuuu) “Tax Return” means any and all reports, returns (including information returns and claims for refunds), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

(vvvvv) “Termination Date” means June 30, 2019.

(wwwww) “Trading Day” means any day on which Surviving Pubco Class A Shares are actually traded on the principal securities exchange or securities market on which Surviving Pubco Class A Shares are then traded.

(xxxxx) “Transaction Documents” means each of the agreements and instruments contemplated by this Agreement hereby to be executed on the date hereof or on or prior to the Closing Date by a Company Equity Holder, the Company Securityholder Representative, the Company, Parent, Merger Sub and/or any of their respective Affiliates. The Transaction Documents include, without limitation, the Merger Sub Equity Holder Written Consent, the Waiver Agreement, the Parent Sponsor Director Support Agreements, the Company Sponsor Support Agreement, the Company Sponsor Director Support Agreements, the Company Equity Holder Support Agreements, the Parent Sponsor Letter, the Surviving Company Amended and Restated Limited Liability Company Agreement, the Exchange Agreement, the Tax Receivable Agreement, the Registration Rights Agreement, the Simanson Stockholders Agreement, the Organization Agreement, the Surviving Pubco Class V Share Subscription and Distribution Agreement, the Company Sponsor Stockholders Agreement, the Founder Stockholders Agreement, the Letter of Transmittal, the Paying and Exchange Agent Agreement, the Surviving Pubco Charter, the Surviving Pubco Bylaws, the Escrow Agreement and the Articles Amendment.

(yyyyy) “Transaction Expenses” means, to the extent payable by any Company Equity Holder or the Acquired Companies (and not paid by the Acquired Companies before the Closing), all costs and expenses incurred by or on behalf of any Acquired Company at or prior to the Closing in connection with the preparation, execution and performance of this Agreement, the Transaction Documents and consummation of the Transactions and any related agreements in connection with the Transactions, including, without limitation, all fees and out of pocket expenses due all attorneys, accountants and financial advisors of any Acquired Company, and any success fees due or otherwise earned upon the Closing (but in all cases excluding the cost of the “tail” directors’ and officers’ liability insurance policies purchased pursuant to Section 6.4).

(zzzzz) “Transactions” means the transactions contemplated by this Agreement and the Transaction Documents, including, without limitation, the Domestication, the Merger, the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger and the approval, adoption and delivery of the Articles Amendment.

(aaaaaa) “Unpaid Company Indebtedness” means all Company Indebtedness outstanding at the Closing.

(bbbbbb) “Unpaid Excess Transaction Expenses” means Unpaid Transaction Expenses in excess of $15,000,000.

(cccccc) “Unpaid Transaction Expenses” means all Transaction Expenses outstanding at the Closing.

(dddddd) “Unvested Profits Units” has the meaning ascribed thereto in the Company LLC Agreement.

(eeeeee) “VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by a nationally recognized independent investment banking firm mutually agreed between the Company Securityholder Representative and the Surviving Pubco.

(ffffff) “Willful and Intentional Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a deliberate action or omission (including a failure to cure circumstances) where the breaching Party knows such action or omission is or would reasonably be expected to result in a breach of such representation, warranty, agreement or covenant, it being understood that such term shall include, in any event, the failure to consummate the Closing when required to do so by this Agreement.

10.2 Accounting Terms. Except as otherwise expressly provided in this Agreement, all accounting terms used herein shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered hereunder shall be prepared, in accordance with GAAP.

10.3 Usage. The defined terms herein shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “Articles”, “Sections”, “Exhibits”, “Annexes” and “Schedules” shall be deemed to be references to articles and sections of and exhibits, annexes and schedules to this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The phrase “ordinary course of business” shall be deemed to be followed by the phrase “consistent with past practices”. The word “predecessor” shall, when used with respect to any Person, mean such Person’s predecessors and any other Person for whose conduct such Person is or may be responsible. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “the date hereof,” “the date of this Agreement,” “the execution of this Agreement,” and phrases of similar import when used in this Agreement shall refer to the effective date of this Agreement of January 21, 2019. Unless otherwise expressly provided herein, any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless otherwise expressly provided, wherever the consent of any Person is required or permitted herein, such consent may be withheld in such Person’s sole and absolute discretion. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. Reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Transaction Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

10.4 Index of Defined Terms.

ACA	B-17
Acquired Company Confidential Information	B-48
Acquisition Proposal	B-41
Additional Equity Financing	B-46
Additional Escrow Account	B-7
Additional Escrow Claim	B-51
Additional Escrow Payout Schedule	B-9
Adjustment Amount Payout Schedule	B-9
Adjustment Unit Escrow Account	B-7
Agreement	B-1
Allocation	B-49
Alternative Financing	B-44
Alternative Transaction	B-41
Articles Amendment	B-47
Base Balance Sheet	B-15
Business Combination	B-58
Cash Consideration Payout Schedule	B-8
Certificate of Merger	B-3
Class I Directors	B-42
Class II Directors	B-42
Class III Directors	B-42
Closing	B-3

Closing Adjustment Statement	B-10
Closing Date	B-3
Companies Laws	B-1
Company	B-1
Company Disclosure Schedule	B-13
Company Equity Holder Support Agreement	B-2
Company Non-Recourse Party	B-79
Company Sale	B-13
Company Securityholder Representative	B-1
Company Sponsor Director Support Agreement	B-2
Company Sponsor Stockholders Agreement	B-6
Company Sponsor Support Agreement	B-2
Company Support Agreements	B-2
D&O Indemnitees	B-52
Debt Commitment Letter	B-28
Debt Financing	B-28
DGCL	B-1
DLLCA	B-1
Domestication	B-1
Earn Out Payout Schedule	B-9
Earned Earn Out Units	B-12
Effective Time	B-3
Enforcement Exceptions	B-14
Equity Consideration Payout Schedule	B-9
Estimated Closing Adjustment	B-10
Estimated Closing Adjustment Statement	B-10
Excess Amount	B-12
Exchange Agreement	B-5
Excluded Financing Expenses	B-45
Final Closing Adjustment	B-10
Final Closing Adjustment Statement	B-10
Financial Statements	B-15
Flow-Through Tax Item	B-49
Founder Stockholders Agreement	B-6
GAAP	B-10
Group	B-13
Intended Tax Treatment	B-49
IPO	B-58
IRS	B-17
Letter of Transmittal	B-9
Material Contracts	B-20
Material Permits	B-19
Merger	B-1
Merger Sub	B-1
Merger Sub Equity Holder Written Consent	B-1
Most Recent Balance Sheet Date	B-15
Objection Notice	B-10
Organization Agreement	B-6
Parent	B-1
Parent Charter	B-2
Parent Class A Share Certificate	B-7

Parent Class A Shares	B-25
Parent Class B Share Certificate	B-7
Parent Class B Shares	B-25
Parent Common Equity Holder Meeting	B-38
Parent Common Equity Holder Voting Matters	B-39
Parent Common Stock	B-25
Parent Disclosure Schedule	B-24
Parent Financials	B-29
Parent Non-Recourse Party	B-80
Parent Related Party	B-31
Parent Sponsor Director Support Agreement	B-2
Parent Warrant Amendment	B-39
Parent Warrantholder Meeting	B-39
Parent Warrantholder Voting Matters	B-39
Parent Warrants	B-25
Parties	B-1
Party	B-1
Paying and Exchange Agent	B-9
Paying and Exchange Agent Agreement	B-9
Post-Closing Directors	B-41
Post-Closing Pubco Board	B-41
Prospectus	B-58
Proxy Statement	B-38
Public Certifications	B-29
Public Stockholders	B-58
Redemption	B-31
Registration Rights Agreement	B-6
Registration Statement	B-38
Remaining Amount	B-11
SEC Reports	B-29
Stock Price Earn-Out Statement	B-12
Stockholders Agreement	B-6
Surviving Company	B-1
Surviving Company Amended and Restated Limited Liability Company Agreement	B-3
Surviving Pubco	B-1
Surviving Pubco Bylaws	B-47
Surviving Pubco Charter	B-47
Surviving Pubco Class V Share Subscription Agreement	B-6
Surviving Pubco Plans	B-53
Surviving Pubco Public Warrants	B-1
Surviving Pubco Warrants	B-1
Tax Partnership Matters	B-51
Tax Receivable Agreement	B-5
Top Merchant	B-22
Top Merchants	B-22
Top Vendor	B-22
Top Vendors	B-22
Transfer Taxes	B-49
Trust Account	B-58
Trust Agreement	B-30
Trustee	B-30
Waiver Agreement	B-2
Withdrawing Director	B-41

ARTICLE XI

General

11.1 Notices. Any notice, request, claim, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier postage prepaid (receipt requested), (c) on the date sent by email of a PDF document (with confirmation of transmission, and provided, that, unless affirmatively confirmed by the recipient as received, notice is also sent to such party under another method permitted in this Section 11.1 within two (2) Business Days thereafter) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.1):

If to Parent or Merger Sub prior to the Closing:

Thunder Bridge Acquisition, Ltd.

9912 Georgetown Pike, Suite D203

Great Falls, Virginia 22066

Attention: Gary Simanson, CEO

(202) 431-0507 (phone)

gsimanson@thunderbridge.us

With a required copy to (which shall not constitute notice):

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attention: Douglas Ellenoff, Esq.

Matthew A. Gray, Esq.

(212) 370-1300 (phone)

ellenoff@egsllp.com

mgray@egsllp.com

If to the Company (prior to Closing):

Hawk Parent Holdings LLC

c/o Repay Holdings, LLC

3 West Paces Ferry Road, Suite 200

Atlanta, Georgia 30305

Attention: John A. Morris, CEO

(404) 504-7474 (phone)

jmorris@repayonline.com

With a required copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Maripat Alpuche

(212) 455-3971 (phone)

malpuche@stblaw.com

 and

Troutman Sanders LLP

600 Peachtree Street, Suite 3000

Atlanta, Georgia 30308

Attention: Tyler B. Dempsey

(404) 885-3764 (phone)

tyler.dempsey@troutman.com

If to the Company Securityholder Representative:

CC Payment Holdings, L.L.C.

c/o Corsair Capital LLC

717 Fifth Avenue, 24th Floor

New York, New York 10022

Attention: Jeremy S. Schein

(212) 224-9400 (phone)

schein@corsair-capital.com

With a required copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Maripat Alpuche

(212) 455-3971 (phone)

malpuche@stblaw.com

If to the Surviving Pubco or the Surviving Company after Closing:

Repay Holdings Corporation

3 West Paces Ferry Road, Suite 200

Atlanta, Georgia 30305

Attention: John A. Morris, CEO

(404) 504-7474 (phone)

jmorris@repayonline.com

With a required copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Maripat Alpuche

(212) 455-3971 (phone)

malpuche@stblaw.com

and

Troutman Sanders LLP

600 Peachtree Street, Suite 3000

Atlanta, Georgia 30308

Attention: Tyler B. Dempsey

(404) 885-3764 (phone)

tyler.dempsey@troutman.com

11.2 Entire Agreement. This Agreement (which includes the Company Disclosure Schedule, the Parent Disclosure Schedule, the other schedules hereto and the exhibits hereto), the Transaction Documents and the Confidentiality Agreement set forth the entire understanding of the Parties with respect to the Transactions. Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement. Each of the Company Disclosure Schedule, the Parent Disclosure Schedule,

the other schedules and the exhibits is incorporated herein by this reference and expressly made a part hereof, and all terms used in the Company Disclosure Schedule, the Parent Disclosure Schedule or any schedule or exhibit shall have the meaning ascribed to such term in this Agreement.

11.3 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. None of the Parties hereto may assign its rights or obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably conditioned, withheld or delayed; provided, that each of Parent and Merger Sub may assign all or certain provisions of this Agreement or any interest herein to the Debt Financing Sources following the Closing without the prior written consent of any other Party. No assignment shall relieve the assigning Party of any of its obligations hereunder.

11.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

11.5 Expenses and Fees. Except as otherwise specifically provided for herein, each of the Parties shall bear its own expenses in connection with the negotiation and execution of this Agreement, the performance of its obligations hereunder and the consummation of the Transactions, including, all fees and expenses of its legal counsel, investment bankers, financial advisors, accountants and other advisors.

11.6 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware. Notwithstanding anything to the contrary in the foregoing, each of the parties agrees that all disputes and proceedings (in contract, in tort, or otherwise) arising out of or related to the Debt Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

11.7 Submission to Jurisdiction; WAIVER OF JURY TRIAL.

(a) Each of the Parties hereto (i) irrevocably and unconditionally submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wimington, Delaware (and in each case, any appellate courts thereof) in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (iii) irrevocably and unconditionally agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the Transactions in any other court. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties hereto irrevocably and unconditionally waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any Party hereto may make service on another party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11.1. Nothing in this Section 11.7, however, shall affect the right of any party to serve legal process in any other manner permitted by law. To the extent permitted by applicable law, each Party hereby irrevocably and unconditionally waives all rights to trial by jury in any action OR proceeding contemplated hereby.

(b) Notwithstanding the foregoing Section 11.7(a), any dispute relating to the preparation or determination of the Closing Adjustment Statement, Closing Adjustment Items, Final Closing Adjustment Statement or the Final Closing Adjustment shall be resolved exclusively pursuant to Section 2.5 or 2.6, as applicable (except for any action or proceeding for the enforcement of any determination by the Neutral Accountant, which shall be subject to Section 11.7(a)).

(c) Notwithstanding Section 11.7(a), each of the parties hereto agrees that it will not bring or support any action, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any provider of the Debt Financing in any way related to this Agreement or any of the transactions contemplated hereby in any forum other than the Supreme Court of the State of New York, or if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court of the Southern District of New York (and appellate courts thereof). In the event of any trial taking place in New York as contemplated by the prior sentence, each party hereto waives, to the fullest extent permitted by applicable law, any right to have a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated by this Agreement, to the extent the dispute arises out of or relates to any provider of the Debt Financing, any related documents, or the performance thereof.

11.8 Specific Performance. Each Party acknowledges that the other Parties will be irreparably harmed and that there will be no adequate remedy at law for any violation by any Party of any of the covenants or agreements contained in this Agreement or the Transaction Documents. It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of any such covenants or agreements, each Party shall have the right to injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the other Parties’ covenants and agreements contained in this Agreement and the Transaction Documents, in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of any of the covenants or agreements contained in this Agreement or the Transaction Documents and to enforce specifically the terms and provisions of this Agreement or the Transaction Documents shall not be required to provide any bond or other security in connection with such order or injunction.

11.9 Severability. If any provision of this Agreement or the application thereof to any Person or circumstances is held by a court of competent jurisdiction or other Governmental Authority to be invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such Person or circumstances in any other jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable. Upon such determination by such court or other Governmental Authority, the Parties will substitute for any invalid or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.

11.10 Amendment; Waiver.

(a) This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties. Any extension or waiver by any Party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such Party; provided, that, for the avoidance of doubt, if the condition precedent set forth in Section 7.3(c) has not been satisfied on the Closing Date, the Company may elect to partially waive (in an instrument in writing signed by the Company) the condition precedent set forth in Section 7.3(c) and elect to receive (i) Cash Consideration in an amount less than the Required Cash Amount and (ii) Estimated Equity Consideration (and, following the determination thereof in accordance with the provisions of Section 2.5, Equity Consideration) in lieu thereof in accordance with the terms of this Agreement; provided, further, that any such partial waiver shall only affect the relative portions of Merger Consideration payable in cash or Surviving Company Membership Units, and shall not be construed in any way to reduce the Merger Consideration payable to the Company Equity Holders.

(b) Notwithstanding anything to the contrary set forth in Section 11.10(a), none of this Section 11.10(b), the last sentence of Section 8.2 (Effect of Termination), the proviso to Section 11.3 (Successors and Assigns), the last sentence of Section 11.6 (Governing Law), Section 11.7(c) (Submission to Jurisdiction; Waiver of Jury Trial) or the proviso to Section 11.11 (Absence of Third Party Beneficiary Rights) may be amended, restated, supplemented or modified in any manner materially adverse to any Debt Financing Source without the consent of such Debt Financing Source (not to be unreasonably withheld, conditioned or delayed).

11.11 Absence of Third Party Beneficiary Rights. Except for Section 6.4 and ARTICLE IX, no provision of this Agreement is intended, nor will be interpreted, to provide or to create any third party beneficiary rights or any other rights of any kind in any client, customer, Affiliate, stockholder, officer, director, employee or partner of any Party or any other Person, other than the Parties; provided, that the Debt Financing Sources shall be third-party beneficiaries to this proviso to Section 11.11, the last sentence of Section 8.2 (Effect of Termination), the proviso to Section 11.3 (Successors and Assigns), the last sentence of Section 11.6 (Governing Law), Section 11.7(c) (Submission to Jurisdiction; Waiver of Jury Trial) and, Section 11.10(b) (Amendment; Waiver).

11.12 Mutual Drafting. This Agreement is the mutual product of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Parties, and shall not be construed for or against any Party.

11.13 Further Representations. Each Party acknowledges and represents that it has been represented by its own legal counsel in connection with the Transactions, with the opportunity to seek advice as to its legal rights from such counsel. Each Party further represents that it is being independently advised as to the tax consequences of the Transactions and is not relying on any representation or statements made by any other Party as to such tax consequences.

11.14 Waiver of Conflicts.

(a) The Parties agree, on their own behalf and on behalf their respective directors, officers, managers, employees and Affiliates, that, following the Closing, Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP may serve as counsel to the Company Equity Holders and their Affiliates in connection with any matters related to this Agreement and the Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions notwithstanding any representation by Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP prior to the Closing Date of the Company. The Parties hereby (i) waive any claim they have or may have that Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agree that, in the event that a dispute arises either before or after the Closing between Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company), on the one hand, and any of the Company Equity Holders or any of their respective Affiliates, on the other hand, Simpson Thacher& Bartlett LLP and/or Troutman Sanders LLP may represent the Company Equity Holders or any of their respective Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company) and even though Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP may have represented the Company in a matter substantially related to such dispute. The Parties also further agree that, as to all communications prior to the Closing among Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP and the Company, the Company Equity Holders or the Company Equity Holders’ Affiliates and Representatives, that relate in any way to the Transactions, the attorney-client privilege and the expectation of client confidence belong to the Company Equity Holders and may be controlled by the Company Equity Holders and shall not pass to or be claimed by Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company). Notwithstanding the foregoing, in the event that a dispute arises between Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company), on the one hand, and a third party other than a Party to this Agreement (or any Affiliate or Representative thereof) after the Closing, the Surviving Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP to such third party; provided, however, that the Surviving Company may not waive such privilege without the prior written consent of the Company Securityholder Representative.

(b) The Parties agree, on their own behalf and on behalf their respective directors, officers, managers, employees and Affiliates, that, following the Closing, Ellenoff Grossman & Schole LLP may serve as counsel to the Parent Sponsor and its Affiliates in connection with any matters related to this Agreement and the Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions notwithstanding any representation by Ellenoff Grossman & Schole LLP prior to the Closing Date of Parent. The Parties hereby (i) waive any claim they have or may have that Ellenoff Grossman & Schole LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agree that, in the event that a dispute arises either before or after the Closing between Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company), on the one hand, and Parent Sponsor or any of its Affiliates, on the other hand, Ellenoff Grossman & Schole LLP may represent the Parent Sponsor or any of its Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company) and even though Ellenoff Grossman & Schole LLP may have represented the Company in a matter substantially related to such dispute. The Parties also further agree that, as to all communications prior to the Closing among Ellenoff Grossman & Schole LLP and Parent, the Parent Sponsor or the Parent Sponsor’s Affiliates and Representatives, that relate in any way to the Transactions, the attorney-client privilege and the expectation of client confidence belong to the Parent Sponsor and may be controlled by the Parent Sponsor and shall not pass to or be claimed by Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company). Notwithstanding the foregoing, in the event that a dispute arises between Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company), on the one hand, and a third party other than a Party to this Agreement (or any Affiliate or Representative thereof)

after the Closing, the Surviving Pubco may assert the attorney-client privilege to prevent disclosure of confidential communications by Ellenoff Grossman & Schole LLP to such third party; provided, however, that the Surviving Pubco may not waive such privilege without the prior written consent of the Parent Sponsor.

11.15 Public Disclosure. Except as otherwise provided herein (including with respect to the Announcement 8-K, the Completion 8-K, the Signing Press Release and the Closing Press Release) or as required by applicable Law, none of the Parties shall make any disclosure or permit any of their respective Affiliates to make any disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement unless previously approved by Parent, the Company and, after the Closing, the Company Securityholder Representative in writing, which approval shall not be unreasonably conditioned, withheld or delayed. No Company Equity Holder shall, and each Company Equity Holder shall cause each of its Affiliates not to, at any time, divulge, disclose or communicate to others in any manner whatsoever, information or statements which disparage or are intended to disparage Parent, the Acquired Companies or any of their respective Affiliates and their respective business reputations; provided, however, that (i) any such Party may disclose such terms to its accountants and advisors who have a “need-to-know” solely for the purpose of providing services related to the Transactions to such party, and (ii) any Institutional Equity Holder may disclose any information relating to the Transactions to any investor or limited partner of such Institutional Equity Holder to the extent such disclosure is made in the ordinary course of such Institutional Equity Holder’s reporting or review procedure or in connection with such Institutional Equity Holder’s ordinary course fundraising, marketing, information or reporting activities.

11.16 Currency. Whenever any payment hereunder is to be paid in “cash”, payment shall be made in the legal tender of the United States and the method for payment shall be by wire transfer of immediately available funds. In the event there is any need to convert U.S. dollars into any foreign currency, or vice versa, for any purpose under this Agreement, the exchange rate shall be that published by the Wall Street Journal on the date an obligation is paid (or if the Wall Street Journal is not published on such date, the first date thereafter on which the Wall Street Journal is published).

11.17 No Recourse.

(a) Notwithstanding anything that may be expressed or implied in this Agreement or any Transaction Document, except with respect to Excluded Company Matters, by its acceptance of the benefits of this Agreement, Parent and Merger Sub each covenants, agrees and acknowledges that no Persons other than the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder and thereunder, and that, notwithstanding that the Company Equity Holders or their respective managing members or general partners may be partnerships or limited liability companies, none of Parent or Merger Sub has any right of recovery under this Agreement or any Transaction Document, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling Persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of the Company or any former, current or future stockholder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the Company, a “Company Non-Recourse Party”), through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Company Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise. Without limiting the foregoing, other than with respect to any Excluded Company Matters, no claim will be brought or maintained by Parent, Merger Sub or any of their respective former, current or future general or limited partners, stockholders, direct or indirect equity holders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, direct or indirect equity holder, equity financing source, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing against any Company Non-Recourse Party that is not otherwise expressly identified as a Party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any Party hereto set forth or contained in this Agreement, any exhibit or schedule hereto, any other document contemplated hereby or any certificate, opinion, agreement or other document of the Company or any other Person delivered hereunder.

(b) Notwithstanding anything that may be expressed or implied in this Agreement or any Transaction Document, except with respect to Excluded Parent Matters, by its acceptance of the benefits of this Agreement (and with respect to each Company Equity Holder, in accordance with the Letter of Transmittal delivered by such Company Equity Holder in accordance with the requirements of this Agreement), the Company, the Company Securityholder Representative and each Company Equity Holder each covenants, agrees and acknowledges that no Persons other than Parent and Merger Sub have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder and thereunder, and that, notwithstanding that the Parent Sponsor or its managing member or general partners may be partnerships or limited liability companies, none of the Company, the Company Securityholder Representative or the Company Equity Holders has any right of recovery under this Agreement or any Transaction Document, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling Persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of Parent or Merger Sub or any former, current or future stockholder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including Parent or Merger Sub, a “Parent Non-Recourse Party”), through Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub (or their respective successors) against any Parent Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise. Without limiting the foregoing, other than with respect to any Excluded Parent Matters, no claim will be brought or maintained by the Company, the Company Securityholder Representative, the Company Equity Holders or any of their respective former, current or future general or limited partners, stockholders, direct or indirect equity holders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, direct or indirect equity holder, equity financing source, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing against any Parent Non-Recourse Party that is not otherwise expressly identified as a Party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any Party hereto set forth or contained in this Agreement, any exhibit or schedule hereto, any other document contemplated hereby or any certificate, opinion, agreement or other document of the Company or any other Person delivered hereunder.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the day and year first written above.

COMPANY:
HAWK PARENT HOLDINGS, LLC
By:	/s/ John A. Morris
Name:	John A. Morris
Title:	Chief Executive Officer
COMPANY SECURITYHOLDER REPRESENTATIVE:
CC PAYMENT HOLDINGS, L.L.C.
By:	/s/ D.T. Ignacio Jayanti
Name:	D.T. Ignacio Jayanti
Title:	Managing Partner

[Parent Signature Page to Follow]

[Company and Securityholder Representative Signature Page to Second Amended and
Restated Agreement and Plan of Merger]

PARENT:
THUNDER BRIDGE ACQUISITION, LTD.
By:	/s/ Gary A. Simanson
Name:	Gary A. Simanson
Title:	President and CEO
MERGER SUB:
TB ACQUISITION MERGER SUB LLC
By:	/s/ Gary A. Simanson
Name:	Gary A. Simanson
Title:	Managing Member

[Parent and Merger Sub Signature Page to Second Amended and Restated Agreement and Plan of Merger]

Annex A

Within fifteen (15) calendar days after the consummation of the Closing, the Surviving Pubco will file with the SEC (at the Surviving Pubco’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Surviving Pubco Class A Shares purchased by the investor in the Additional Equity Financing (the “Shares”), and Surviving Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. Surviving Pubco will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective until the earlier of (i) two years from the issuance of the Shares, or (ii) on the first date on which the investor can sell all of its Shares (or securities received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold. The investor will disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Surviving Pubco’s securities to Surviving Pubco upon request to assist Surviving Pubco in making the determination described above. Surviving Pubco’s obligations to include the Shares in the Registration Statement are contingent upon the investor furnishing in writing to Surviving Pubco such information regarding the investor, the securities of Surviving Pubco held by the investor and the intended method of disposition of the Shares as shall be reasonably requested by Surviving Pubco to effect the registration of the Shares, and shall execute such documents in connection with such registration as Surviving Pubco may reasonably request that are customary of a selling stockholder in similar situations. Surviving Pubco may suspend the use of any such registration statement if it determines in the opinion of counsel for Surviving Pubco that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act; provided, that, Surviving Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by the investor of such securities as soon as practicable thereafter.

Annex C

REPAY HOLDINGS CORPORATION
OMNIBUS INCENTIVE PLAN
Effective as of [•], 2019

1. Purpose and Stockholder Approval.

(a) Repay Holdings Corporation, a Delaware corporation (as successor to Thunder Bridge Acquisition Ltd., a Cayman Islands exempted company, the “Company”), hereby adopts the Repay Holdings Corporation Omnibus Incentive Plan (the “Plan”), effective as of [date]. The Plan is intended to recognize the contributions made to the Company and its Affiliates by its employees, directors, consultants and advisors of the Company, to provide such persons with additional incentive to devote themselves to the future success of the Company, to improve the ability of the Company to attract, retain, and motivate individuals upon whom the Company’s sustained growth and financial success depend, by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals at the Committee’s sole and absolute discretion. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein, except that stock options granted to any person who is not an employee of the Company shall in all cases be non-qualified stock options.

(b) The adoption the Plan is contingent on and subject to its approval by the Company’s stockholders at the Company’s stockholders meeting scheduled for [DATE]. No grants or awards shall be made under the Plan if the Plan is not so approved.

2. Definitions. Unless the context clearly indicates otherwise, the following terms shall have the following meanings:

(a) “Affiliate” means a corporation that is a parent corporation or a subsidiary corporation with respect to the Company within the meaning of Section 424(e) or (f) of the Code, and any other non-corporate entity that would be such a subsidiary corporation if such entity were a corporation.

(b) “Award” means an award of Restricted Stock, Restricted Stock Units, Stock Options, Stock Appreciation Rights or Dividend Equivalent Rights granted under the Plan, designated by the Committee at the time of such grant as an Award, and containing the terms specified herein for Awards.

(c) “Award Document” means the document that sets forth the terms and conditions of each grant of an Award. Awards shall be evidenced by an Award Document in such form as the Committee shall from time to time approve, which Award Document shall comply with and be subject to the terms and conditions of the Plan and such other terms and conditions as the Committee shall from time to time require that are not inconsistent with the terms of the Plan. A Grantee shall not have any rights with respect to an Award until and unless such Grantee shall have executed an Award Document containing the terms and conditions determined by the Committee.

(d) “Board of Directors” means the Board of Directors of the Company.

(e) “Cause” shall have the same definition as under any employment agreement between the Company or any Affiliate and the Grantee or, if no such employment agreement exists or if such employment agreement does not contain any such definition or words of similar import, “Cause” means, except as otherwise provided in an Award Document, that an employee-Grantee should be or was dismissed as a result of

(i) any material breach by the Grantee of any agreement to which the Grantee and the Company or an Affiliate are parties,

(ii) any act (other than retirement) or omission to act by the Grantee, including without limitation, the commission of any crime (other than ordinary traffic violations) that may have a material and adverse effect on the business of the Company or any Affiliate or on the Grantee’s ability to perform services for the Company or any Affiliate, or

(iii) any material misconduct or neglect of duties by the Grantee in connection with the business or affairs of the Company or any Affiliate.

(f) “Change of Control” shall mean, except as otherwise provided in the Award Document, the first to occur of any of the following events:

(i) The date any transaction is consummated that constitutes the sale or other disposition of all or substantially all of the assets of the Company, other than where such transaction results in all or substantially all of the assets of the Company being held by an entity as to which at least a majority of the equity ownership of such entity immediately after the sale or disposition is held by the same persons and in the same proportions as the Company’s common stock was held immediately before such sale or other disposition;

(ii) The date any transaction is consummated that constitutes a merger or consolidation of the Company with or into another corporation, other than a merger or consolidation of the Company in which holders of shares of the Common Stock immediately prior to the merger or consolidation will hold at least a majority of the ownership of common stock of the surviving corporation (and, if one class of common stock is not the only class of voting securities entitled to vote on the election of directors of the surviving corporation, a majority of the voting power of the surviving corporation’s voting securities) immediately after the merger or consolidation, which common stock (and, if applicable, voting securities) is to be held in the same proportion as such holders’ ownership of Common Stock immediately before the merger or consolidation;

(iii) The date any entity, person or group, (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended), other than the Company or any of its subsidiaries or any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its subsidiaries, shall have become the beneficial owner of, or shall have obtained voting control over, more than fifty percent (50%) of the outstanding shares of the Common Stock;

(iv) The first day after the date this Plan is effective when directors are elected such that a majority of the Board of Directors shall have been members of the Board of Directors for less than twenty four (24) months, unless the nomination for election of each new director who was not a director at the beginning of such twenty four (24) month period was approved by a vote of at least two thirds of the directors then still in office who were directors at the beginning of such period; or

(v) The date the stockholders of the Company (or the Board of Directors, if stockholder action is not required) approve a plan or other arrangement pursuant to which the Company will be dissolved or liquidated and no further contingences remain that could prevent the consummation of such plan or arrangement. For avoidance of doubt, any transaction done exclusively for the purpose of changing the domicile of the company shall not constitute a Change of Control.

(g) “Closing” means the consummation of the transactions contemplated by the Merger Agreement.

(h) “Code” means the Internal Revenue Code of 1986, as amended.

(i) “Committee” shall have the meaning set forth in Section 3(a).

(j) “Common Stock” means the Company’s Class A Common Stock, par value $0.0001 per share.

(k) “Disability” shall have the meaning set forth in Section 22(e)(3) of the Code.

(l) “Dividend Equivalent Right” means a right, granted to a Grantee under the terms of the Plan, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

(m) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(n) “Fair Market Value” shall mean:

(i) If the Common Stock is traded on any national stock exchange or quotation system, then the Fair Market Value per Share shall be, the last reported sale price per share thereof on the relevant date (or the closing price as of the most recent trading day prior to the relevant date if the relevant date is not a trading day), as reported on the stock exchange or quotation system that reflects the principal market on which the Common Stock is traded on such date; or

(ii) If the Common Stock is not traded on any national stock exchange or quotation system on the relevant date, the Fair Market Value shall be as determined in good faith by the Committee.

(o) “Good Reason” shall have the same definition as under any employment agreement between the Company or any Affiliate and the Grantee or, if no such employment agreement exists or if such employment agreement does not contain any such definition or words of similar import, “Good Reason” shall mean, except as otherwise provided in an Award Document, the termination of employment by the Grantee following the occurrence, without the Grantee’s written consent, after a Change of Control of:

(i) a material reduction in the Grantee’s base salary or wage rate or target incentive opportunity; or

(ii) the relocation of the Grantee’s principal place of employment to a location more than fifty miles from the Grantee’s principal place of employment as of immediately prior to the Change of Control;

provided, however, that the foregoing events shall constitute Good Reason only if the Grantee provides the Company with written objection to the event within thirty days following the occurrence thereof, the Company does not reverse or otherwise cure the event within thirty days of receiving that written objection and the Grantee resigns the Grantee’s employment within twenty days following the expiration of the Company’s thirty-day cure period.

(p) “Grant Date” means the date established by the Committee as of which any Award has been granted to a Grantee.

(q) “Grantee” means any person who is granted an Award.

(r) “Hawk Units” means the Class A Units of Hawk Parent Holdings LLC in accordance with the Second Amended and Restated Limited Liability Company Agreement of Hawk Parent Holdings LLC to be adopted immediately after the consummation of the transactions contemplated by the Merger Agreement.

(s) “ISO” means an Option granted under the Plan that is intended to qualify as an “incentive stock option” within the meaning of Section 422(b) of the Code.

(t) “Merger Agreement” means the Amended and Restated Agreement and Plan of Merger, dated effective as of January 21, 2019, by and among Thunder Bridge Acquisition Ltd., TB Acquisition Merger Sub LLC, Hawk Parent Holdings LLC and, solely in its capacity as the Company Securityholder Representative thereunder, CC Payment Holdings, L.L.C., as it may be amended and supplemented from time to time.

(u) “Non-Qualified Stock Option” means an Option granted under the Plan that is not intended to qualify, or otherwise does not qualify, as an “incentive stock option” within the meaning of Section 422(b) of the Code.

(v) “Option” or “Stock Option” means either an ISO or a Non-Qualified Stock Option granted under the Plan.

(w) “Option Price” means the price at which Shares may be purchased upon exercise of an Option, as calculated pursuant to the applicable provisions of the Plan.

(x) “Restricted Stock” means Shares issued to a person pursuant to an Award.

(y) “Rule 16b-3” means Rule 16b-3 promulgated under the Act or any successor Rule.

(z) “Restricted Stock Unit” or “RSU” means a bookkeeping entry representing the equivalent of one (1) share of Common Stock awarded to a Grantee under Section 8 of the Plan.

(aa) “Shares” means the shares of Common Stock that are the subject of Awards.

(bb) “Stock Appreciation Rights” or “SAR” means a right granted to a grantee under Section 7 of the Plan.

(cc) “Termination of Employment or Service in Connection with a Change of Control” shall be deemed to occur with respect to a Grantee if, within the one-year period (or such longer period as may be specified in an Award Document) beginning on the date of a Change of Control, the employment or service of the Grantee shall be terminated either (i) involuntarily for any reason other than for Cause, (ii) voluntarily for Good Reason or (iii) in the case of Directors, a required resignation from the Board of Directors.

3. Administration of the Plan.

(a) Committee. The Plan shall be administered by the Compensation Committee of the Board of Directors provided such committee consists of at least two members of the Board of Directors, each of whom qualifies as a “non-employee director” (as that phrase is used for purposes of Rule 16b-3) and as an “independent director” (as that phrase is used by the rules of the stock exchange on which the Company’s shares are traded). The foregoing requirement for members of the Compensation Committee to act as the Committee shall not be applicable if the Company ceases to be a publicly traded corporation. Notwithstanding anything in this Section 3(a) to the contrary, the Board of Directors may establish more than one committee to administer the Plan with respect to separate classes of Grantees (other than officers of the Company who are subject to Section 16 of the Exchange Act), and, provided further, that the Board of Directors, itself, shall act as the Committee with respect to Awards made to non-employee members of the Board of Directors.

(b) Grants. The Committee shall from time to time at its discretion direct the Company to grant Awards pursuant to the terms of the Plan. The Committee shall have plenary authority to (i) determine the Grantees to whom and the times at which Awards shall be granted, (ii) determine the price at which Options shall be granted, (iii) determine the type of Option to be granted and the number of Shares subject thereto, (iv) determine the number of Shares to be granted pursuant to each Award and (v) approve the form and terms and conditions of the Award Documents and of each Award; all subject, however, to the express provisions of the Plan, including, specifically, Section 10 regarding grants of Awards to non-employee members of the Board of Directors. In making such determinations, the Committee may take into account the nature of the Grantee’s services and responsibilities, the Grantee’s present and potential contribution to the Company’s success and such other factors as it may deem relevant. The interpretation and construction by the Committee of any provisions of the Plan or of any Award granted under it shall be final, binding and conclusive.

(c) Exculpation. No member of the Committee shall be personally liable for monetary damages as such for any action taken or any failure to take any action in connection with the administration of the Plan or the granting of Awards thereunder except to the extent such exculpation is prohibited by provisions of the applicable business corporations law; provided, however, that the provisions of this Section 3(c) shall not apply to the responsibility or liability of a member of the Committee pursuant to any criminal statute or to the liability of a member of the Committee for the payment of taxes pursuant to local, state or federal law.

(d) Indemnification. Service on the Committee shall constitute service as a member of the Board of Directors. Each member of the Committee shall be entitled without further act on his or her part to indemnity from the Company to the fullest extent provided by applicable law and the Company’s Certificate of Incorporation and/or Bylaws in connection with or arising out of any action, suit or proceeding with respect to the administration of the Plan or the granting of Options or Awards thereunder in which he or she may be involved by reason of his or her being or having been a member of the Committee, whether or not he or she continues to be such member of the Committee at the time of the action, suit or proceeding.

4. Eligibility. All employees (including employees who are members of the Board of Directors or its Affiliates), directors, consultants and advisors of the Company or its Affiliates shall be eligible to receive Awards hereunder; provided, that only employees of the Company or its Affiliates shall be eligible to receive ISOs. The Committee, in its sole discretion, shall determine whether an individual qualifies as an employee of the Company or its Affiliates.

5. Term of the Plan. No Award may be granted under the Plan after [INSERT DATE THAT IS ONE DAY BEFORE THE TENTH ANNIVERSARY OF THE DATE THE PLAN IS ADOPTED BY THE BOARD].

6. Stock Options and Terms. Each Option granted under the Plan shall be a Non-Qualified Stock Option unless the Option shall be specifically designated at the time of grant to be an ISO. Options granted pursuant to the Plan shall be evidenced by the Award Documents in such form as the Committee shall from time to time approve, which Award Documents shall comply with and be subject to the following terms and conditions and such other terms and conditions as the Committee shall from time to time require that are not inconsistent with the terms of the Plan.

(a) Number of Shares. Each Award Document shall state the number of Shares to which it pertains. A Grantee may receive more than one Option, which may include Options that are intended to be ISOs and Options that are not intended to be ISOs, but only on the terms and subject to the conditions and restrictions of the Plan.

(b) Option Price. Each Award Document shall state the Option Price that shall be at least 100% of the Fair Market Value of the Shares at the time the Option is granted as determined by the Committee in accordance with this Section 6(b); provided, however, that if an ISO is granted to a Grantee who then owns, directly or by attribution under Section 424(d) of the Code, shares of capital stock of the Company possessing more than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, then the Option Price shall be at least 110% of the Fair Market Value of the Shares at the time the Option is granted.

(c) Exercise. No Option shall be deemed to have been exercised prior to the receipt by the Company of written notice of such exercise and of payment in full of the Option Price for the Shares to be purchased. Each such notice shall specify the number of Shares to be purchased and shall (unless the Shares are covered by a then effective registration statement or a Notification under Regulation A under the Securities Act of 1933, as amended (the “Act”)), contain the Grantee’s acknowledgment in form and substance satisfactory to the Company that (i) such Shares are being purchased for investment and not for distribution or resale (other than a distribution or resale that, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the Act), (ii) the Grantee has been advised and understands that (A) the Shares have not been registered under the Act and are “restricted securities” within the meaning of Rule 144 under the Act and are subject to restrictions on transfer and (B) the Company is under no obligation to register the Shares under the Act or to take any action that would make available to the Grantee any exemption from such registration, (iii) such Shares may not be transferred without compliance with all applicable federal and state securities laws, and (iv) an appropriate legend referring to the foregoing restrictions on transfer and any other restrictions imposed under the Award Documents may be endorsed on the certificates. Notwithstanding the foregoing, if the Company determines that issuance of Shares should be delayed pending (I) registration under federal or state securities laws, (II) the receipt of an opinion that an appropriate exemption from such registration is available, (III) the listing or inclusion of the Shares on any securities exchange or in an automated quotation system or (IV) the consent or approval of any governmental regulatory body whose consent or approval is necessary in connection with the issuance of such Shares, the Company may defer exercise of any Option granted hereunder until any of the events described in this Section 6(c) has occurred.

(d) No Stockholder Rights Prior to Exercise. No Grantee shall, solely by reason of having been granted one or more Options, have any rights as a stockholder of the Company and shall have no right to vote Shares subject to the Option, nor any right to receive any dividends declared or paid with respect to such Shares unless and until the Grantee has exercised his or her Option and acquired such Shares.

(e) Medium of Payment. A Grantee shall pay for Shares (i) in cash, (ii) by certified check payable to the order of the Company, or (iii) by such other mode of payment as the Committee may approve, including, without limitation, payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board. Furthermore, the Committee may provide in an Award Document that payment may be made in whole or in part in shares of Common Stock held by the Grantee. If payment is made in whole or in part in shares of Common Stock, then the Grantee shall deliver to the Company certificates registered in the name of such Grantee representing the shares of Common Stock owned by such Grantee, free of all liens, claims and encumbrances of every kind and having an aggregate Fair Market Value on the date of delivery that is at least as great as the Option Price of the Shares (or relevant portion thereof) with respect to which such Option is to be exercised by the payment in shares of Common Stock, accompanied by stock powers duly endorsed in blank by the Grantee. A Grantee may also pay for Shares by delivery of Shares to be acquired upon the exercise of such Option, with such Shares being valued at the Fair Market Value on the date of exercise. Notwithstanding the foregoing, the Committee may impose from time to time such limitations and prohibitions on the use of shares of Common Stock to exercise an Option as it deems appropriate.

(f) Termination of Options.

(i) No Option shall be exercisable after the first to occur of the following:

(1) Expiration of the Option term specified in the Award Document, which shall not exceed (i) ten years from the Grant Date, or (ii) five years from the Grant Date of an ISO if the Grantee on the Grant Date owns, directly or by attribution under Section 424(d) of the Code, shares of capital stock of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of capital stock of the Company or of an Affiliate;

(2) Except as otherwise provided in the Award Document, expiration of ninety (90) days from the date the Grantee’s employment or service with the Company or its Affiliate terminates for any reason other than Disability or death or as otherwise specified in this Section 6 or Section 13 below;

(3) Except as otherwise provided in the Award Document, expiration of one year from the date the Grantee’s employment or service with the Company or its Affiliate terminates due to the Grantee’s Disability or death;

(4) The date on which the employment or service of the Grantee shall be terminated for Cause. In such event, in addition to immediate termination of the Option, the Grantee shall automatically forfeit all Shares for which the Company has not yet delivered the share certificates upon refund by the Company of the Option Price of such Shares; or

(5) The date, if any, set by the Board of Directors as an accelerated expiration date pursuant to Section 12 hereof.

(ii) Notwithstanding the foregoing, the Committee may extend the period during which an Option may be exercised to a date no later than the date of the expiration of the Option term specified in the Award Documents, as they may be amended, provided that any change pursuant to this Section 6(f)(ii) that would cause an ISO to become a Non-Qualified Stock Option may be made only with the consent of the Grantee.

(iii) During the period in which an Option may be exercised after the termination of the Grantee’s employment or service with the Company or any Affiliate, such Option shall only be exercisable to the extent it was exercisable immediately prior to such Grantee’s termination of service or employment, except to the extent specifically provided to the contrary in the applicable Award Document.

(g) Transfers. Except as provided in Section 24, no Option may be transferred except by will or by the laws of descent and distribution. During the lifetime of the person to whom an Option is granted, such Option may be exercised only by him or her except as provided in Section 24. Notwithstanding the foregoing, a Non-Qualified Stock Option may be transferred pursuant to the terms of a “qualified domestic relations order” within the meaning of Sections 401(a)(13) and 414(p) of the Code or within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended.

(h) Exercisability. No Option may be exercised except to the extent the Option has become vested pursuant to its terms.

(i) Limitation on ISO Grants. In no event shall the aggregate Fair Market Value of the Shares (determined at the time the ISO is granted) with respect to which an ISO is exercisable for the first time by the Grantee during any calendar year (under all incentive stock option plans of the Company or its Affiliates) exceed $100,000 (determined as of the Grant Date or Dates).

(j) Other Provisions. The Award Documents shall contain such other provisions including, without limitation, provisions authorizing the Committee to accelerate the exercisability of all or any portion of an Option, additional restrictions upon the exercise of the Option or additional limitations upon the term of the Option, as the Committee shall deem advisable.

(k) Amendment. The Committee shall have the right to amend Award Documents issued to a Grantee, subject to the Grantee’s consent if such amendment is not favorable to the Grantee, except that the consent of the Grantee shall not be required for any amendment made under Section 13.

7. Stock Appreciation Rights.

(a) An SAR is an Award in the form of a right to receive cash or Common Stock, upon surrender of the SAR, in an amount equal to the appreciation in the value of the Common Stock over a base price established in the Award. An SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Common Stock on the date of exercise over (B) the grant price of the SAR as determined by the Committee. The Award Document for an SAR shall specify the grant price of the SAR, which shall be at least the Fair Market Value of a share of Common Stock on the Grant Date. SARs may be granted in conjunction with all or part of an Option granted under the Plan or at any subsequent time during the term of such Option, in conjunction with all or part of any other Award or without regard to any Option or other Award; provided that an SAR that is granted subsequent to the Grant Date of a related Option must have an SAR Price that is no less than the Fair Market Value of one share of Common Stock on the Grant Date of the Option.

(b) The Committee shall determine at the Grant Date or thereafter, the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Shares will be delivered or deemed to be delivered to Grantees, whether or not an SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR.

(c) Each SAR granted under the Plan shall terminate, and all rights thereunder shall cease, upon the expiration of not more than ten years from the date such SAR is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Committee and stated in the Award Document relating to such SAR.

(d) Holders of an SAR shall have no rights as stockholders of the Company solely by reason of having granted one or more SARs. Holders of an SAR shall have no right to vote such Shares or the right to receive any dividends declared or paid with respect to such Shares.

(e) A holder of an SAR shall have no rights other than those of a general creditor of the Company. An SAR represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Document.

(f) Unless the Committee otherwise provides in an Award Document, in the event that a Grantee’s employment with the Company terminates for any reason other than because of death or Disability, any SAR held by such Grantee shall be forfeited by the Grantee and reacquired by the Company. In the event that a Grantee’s employment terminates as a result of the Grantee’s death or Disability, all remaining restrictions with respect to such Grantee’s SAR shall immediately lapse, unless otherwise provided in the Award Document. Upon forfeiture of an SAR, the Grantee shall have no further rights with respect to such Award.

(g) Except as provided in this Section 7, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee’s guardian or legal representative) may exercise an SAR. Except as provided in this Section 7 or Section 24, no SAR shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

8. Restricted Stock and Restricted Stock Units.

(a) Restricted Stock is an Award of shares of Common Stock that is granted subject to the satisfaction of such conditions and restrictions as the Committee may determine. In lieu of, or in addition to any Awards of Restricted Stock, the Committee may grant Restricted Stock Units to any Grantee subject to the same conditions and restrictions as the Committee would have imposed in connection with any Award of Restricted Stock. Each Restricted Stock Unit shall have a value equal to the fair market value of one share of Common Stock. Each Award Document shall state the number of shares of Restricted Stock or Restricted Stock Units to which it pertains. No cash or other consideration shall be required to be paid by a Grantee for an Award.

(b) At the time a grant of Restricted Stock or Restricted Stock Units is made, the Committee may, in its sole discretion, establish a period of time (a “restricted period”) applicable to such Restricted Stock or Restricted Stock Units. Each Award of Restricted Stock or Restricted Stock Units may be subject to a different restricted period.

The Committee may, in its sole discretion, at the time a grant of Restricted Stock or Restricted Stock Units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock or Restricted Stock Units. Except as provided in Section 24, neither Restricted Stock nor Restricted Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Committee with respect to such Restricted Stock or Restricted Stock Units.

(c) The Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Committee may provide in an Award Document that either (i) the Secretary of the Company shall hold such certificates for the Grantee’s benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, provided, however, that such certificates shall bear a legend or legends that comply with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Document.

(d) Unless the Committee otherwise provides in an Award Document, holders of Restricted Stock shall have the right to vote such Shares. Under no circumstances shall the holder of Restricted Stock be entitled to receive any dividends declared or paid with respect to such Shares until such time as the Restricted Stock becomes vested. The Committee may provide that any dividends paid on Restricted Stock must be reinvested in shares of Common Stock, which shall then be subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

(e) Holders of Restricted Stock Units shall have no rights as stockholders of the Company. The Committee may provide in an Award Document evidencing a grant of Restricted Stock Units that the holder of such Restricted Stock Units shall be entitled to receive, upon the Company’s payment of a cash dividend on its outstanding Common Stock, a cash payment for each Restricted Stock Unit held equal to the per-share dividend paid on the Common Stock; provided, however, that such cash dividend shall not be distributed to the holder of such Restricted Stock Units until the Restricted Stock Units become vested. The Award Document may also provide that such cash payment will be deemed reinvested in additional Restricted Stock Units at a price per unit equal to the Fair Market Value of a share of Common Stock on the date that such dividend is paid, but such additional Restricted Stock Units shall in all cases be subject to the same restrictions that apply to the original Restricted Stock Units.

(f) A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Document.

(g) Unless the Committee otherwise provides in an Award Document, in the event that a Grantee’s employment with the Company terminates for any reason other than death or Disability, any Restricted Stock or Restricted Stock Units held by such Grantee shall be forfeited by the Grantee and reacquired by the Company. In the event that a Grantee’s employment terminates as a result of the Grantee’s death or Disability, all remaining restrictions with respect to such Grantee’s Restricted Stock shall immediately lapse, unless otherwise provided in the Award Document. Upon forfeiture of Restricted Stock or Restricted Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Restricted Stock Units.

(h) Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Committee, the restrictions applicable to shares of Restricted Stock or Restricted Stock Units settled in Stock shall lapse, and, unless otherwise provided in the Award Document, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee’s beneficiary or estate, as the case may be. The restrictions upon such Restricted Stock or Restricted Stock Units shall lapse only if the Grantee on the date of such lapse is, and has continuously been an employee of the Company or its Affiliate from the date such Award was granted. Neither the Grantee, nor the Grantee’s beneficiary or estate, shall have any further rights with regard to a Restricted Stock Unit once the share of Stock represented by the Restricted Stock Unit has been delivered.

(i) Restricted Stock and Restricted Stock Units are intended to be subject to a substantial risk of forfeiture during the restricted period, and, in the case of Restricted Stock (but not Restricted Stock Units) subject to federal income tax in accordance with section 83 of the Code. Section 83 generally provides that Grantee will recognize compensation income with respect to each installment of the Restricted Stock on the Vesting Date in an amount equal to the then Fair Market Value of the shares for which restrictions have lapsed. Alternatively, Grantee may elect, pursuant to Section 83(b) of the Code, to recognize compensation income for all or any part of the Restricted Stock at the Grant Date in an amount equal to the fair market value of the Restricted Stock subject to the election on the Grant Date. Such election must be made within 30 days of the Grant Date and Grantee shall immediately notify the Company if such an election is made.

9. Dividend Equivalent Rights. A Dividend Equivalent Right is an Award entitling the Grantee to receive credits based on cash distributions that would have been paid on the shares of Common Stock subject to an equity-based Award granted to such Grantee, determined as though such shares had been issued to and held by the Grantee. Notwithstanding the foregoing, no Dividend Equivalent Right may be granted hereunder to any Grantee in connection with a Stock Option or SAR granted to such Grantee. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Document. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be deemed reinvested in additional shares of Common Stock, which may thereafter accrue additional equivalents, or may be treated as a cumulative right to the cash amount of such dividends. Any reinvestment of deemed dividends in shares of Common Stock shall be at Fair Market Value on the date of the deemed dividend distribution. Dividend Equivalent Rights may be settled in cash or Common Stock or a combination thereof, and shall be paid or distributed in a single payment or distribution on (or as soon as practicable following) the date the underlying Award has vested (taking into account the extent of such vesting) and any such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions and to the same extent as the underlying Award to which the Dividend Equivalent Right is related expires or is forfeited. Except as may otherwise be provided by the Committee in the Award Document, a Grantee’s rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the Grantee’s termination of Service for any reason.

10. Grants of Awards to Non-Employee Directors. Notwithstanding anything herein to the contrary, no Awards shall be granted under the Plan to any non-employee member of the Board of Directors except as provided for in this Section 10. Specifically, non-employee members of the Board of Directors shall only receive Awards as follows:

(a) Grants may be in the form of any Option (other than an ISO) or Award permitted under the Plan;

(b) The fair value of Awards granted to any non-employee member of the Board of Directors during any one calendar year, along with cash compensation paid to such non-employee member of the Board of Directors in respect of such director’s service as a member of the Board of Directors during such year (including service as a member or chair of any committees of the Board of Directors) during such fiscal year shall not be in excess of three hundred thousand dollars ($300,000).

11. Limitations on Awards.

(a) Shares Subject to Plan. The aggregate maximum number of Shares for which Awards may be granted pursuant to the Plan shall fixed immediately after the Closing as a number of Shares equal to ten percent (10%) of the sum of (A) the number of issued and outstanding shares of Common Stock immediately after the Closing, plus (B) the number of issued and outstanding Hawk Units immediately after the Closing, excluding those owned by the Company, plus (C) the maximum number of Hawk Units issuable as Earn Out Units (as defined in the Merger Agreement) under the Merger Agreement as in effect at the time of the Closing, plus (D) the aggregate maximum number of Shares for which Awards may be granted pursuant to the Plan as determined in accordance with this Section 11(a); provided, that such number of Shares shall be subject to adjustment thereafter as provided in Section 13. All of such Shares may be granted as ISOs.

(i) The Shares shall be issued from authorized and unissued Common Stock or Common Stock held in or hereafter acquired for the treasury of the Company.

(ii) Shares covered by an Award shall be counted against the limit set forth in this Section 11(a). If any Shares covered by an Award granted under the Plan are not purchased or are forfeited or expire, or if an Award otherwise terminates without delivery of any Common Stock subject thereto, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture, termination, cash-settlement or expiration, again be available for the grant of Awards under the Plan in the same amount as such Shares were counted against the limit set forth in this section.

(iii) If an Option or an SAR terminates or expires without having been fully exercised for any reason, or is canceled or forfeited or cash-settled pursuant to the terms of an Award, the Shares for which the Option or SAR was not exercised may again be the subject of an Award granted pursuant to the Plan. To the extent Shares subject to an Option or stock-settled SAR are withheld by the Company for payment of purchase price or as a means of paying the exercise price, or for payment of federal, state or local income or wage tax withholding requirements, the Shares that are so withheld shall be treated as granted and shall not again be available for subsequent grants of Awards under the Plan.

(iv) If any full-value Award (i.e., an equity-based Award other than an Option or SAR) is canceled or forfeited or cash-settled pursuant to the terms of an Award, the Shares for which such Award was canceled or forfeited or cash-settled may again be subject of an Award granted pursuant to the Plan. To the extent Shares subject to a full-value Award are not actually issued to the Grantee at the time the Award is exercised or settled, including where Shares are withheld for payment of federal, state or local income or wage tax withholding, the Shares that are so withheld shall again be available for grants of Awards under the Plan.

(b) No Repricing. Other than pursuant to Section 13, the Committee shall not without the approval of the Company’s stockholders (a) lower the exercise price per Share of an Option or SAR after it is granted, (b) cancel an Option or SAR when the exercise price per Share exceeds the Fair Market Value of one Share in exchange for cash or another Award (other than in connection with a Change in Control), or (c) take any other action with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed. The foregoing limitations on modifications of SARs and Options shall not be applicable to changes the Committee determines to be necessary in order to achieve compliance with applicable law, including Internal Revenue Code Section 409A.

12. Change of Control. In the event of a Change of Control, the Committee may take whatever action with respect to Awards outstanding as it deems necessary or desirable, including, without limitation, accelerating the expiration or termination date or the date of exercisability in any Award Documents, settling any Award by means of a cash payment (including a cash payment equal to the amount paid per share of Common Stock in such Change of Control less, in the case of Options, the Option Price) or removing any restrictions from or imposing any additional restrictions on any outstanding Awards. Except to the extent otherwise provided in an Award Document, the following provisions shall apply in the event of a Change of Control:

(a) Awards Assumed or Substituted by Surviving Entity. Awards assumed by an entity that is the surviving or successor entity following a Change of Control (the “Surviving Entity”) or are otherwise equitably converted or substituted in connection with a Change of Control shall have the same vesting schedule in effect following the Change of Control. Following the Change in Control, if a Termination of Employment or Service in Connection with a Change in Control occurs, then all of the Grantee’s outstanding Awards shall become fully exercisable and/or vested as the case may be as of the date of termination, with payout to such Grantee within 60 days following the date of termination of employment, provided that the payment date of any Awards that are considered to be deferred compensation shall not be accelerated.

(b) Awards not Assumed or Substituted by Surviving Entity. Upon the occurrence of a Change of Control, and except with respect to any Awards assumed by the Surviving Entity or otherwise equitably converted or substituted in connection with the Change of Control in a manner approved by the Committee or the Board of Directors, all outstanding Awards shall become immediately vested and exercisable, as the case may be, at or immediately prior to the consummation of the event that constitutes the Change of Control and there shall be a payout of the Award (to the extent applicable under the terms of the Award) to Grantees within sixty (60) days following the Change of Control.

13. Adjustments on Changes in Capitalization. The aggregate number of Shares and class of Shares as to which Awards may be granted hereunder, the limitation as to grants to individuals set forth in Section 10(b) hereof, the number of Shares covered by each outstanding Award, and the Option Price for each related outstanding Option and SAR, shall be appropriately adjusted in the event of a stock dividend, extraordinary cash dividend, stock split, recapitalization or other change in the number or class of issued and outstanding equity securities of the Company resulting from a subdivision or consolidation of the Common Stock and/or, if appropriate, other outstanding equity securities or a recapitalization or other capital adjustment (not including the issuance of Common Stock on the conversion of other securities of the Company that are convertible into Common Stock) affecting the Common Stock which is effected without receipt of consideration by the Company. The Committee shall have authority to determine the adjustments to be made under this Section, and any such determination by the Committee shall be final, binding and conclusive; provided, however, that no adjustment shall be made that will cause an ISO to lose its status as such without the consent of the Grantee, except for adjustments made pursuant to Section 12 hereof.

14. Substitute Awards. Notwithstanding anything in the Plan to the contrary, the Committee may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of the Company or an Affiliate as a result of a merger or consolidation of the former employing entity with the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the former employing corporation. The Committee may direct that the substitute awards be made on such terms and conditions as the Committee considers appropriate in the circumstances.

15. Amendment of the Plan. The Board of Directors may amend the Plan from time to time in such manner as it may deem advisable; provided that, without obtaining stockholder approval, the Board of Directors may not: (i) increase the maximum number of Shares as to which Awards may be granted, except for adjustments pursuant to Section 13, (ii) materially expand the eligible participants or (iii) otherwise adopt any amendment constituting a change requiring stockholder approval under applicable laws or applicable listing requirements of the Nasdaq Stock Market or any other exchange on which the Company’s securities are listed. No amendment to the Plan shall adversely materially affect any outstanding Award, however, without the consent of the Grantee.

16. No Commitment to Retain. The grant of an Award shall not be construed to imply or to constitute evidence of any agreement, express or implied, on the part of the Company or any Affiliate to retain the Grantee in the employ of the Company or an Affiliate and/or as a member of the Company’s Board of Directors or in any other capacity.

17. Withholding of Taxes. Whenever the Company proposes or is required to deliver or transfer Shares in connection with an Award or the exercise of an Option, the Company shall have the right to (a) require the recipient to remit or otherwise make available to the Company an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any certificate or certificates for such Shares or (b) take whatever other action it deems necessary to protect its interests with respect to tax liabilities. The Company’s obligation to make any delivery or transfer of Shares shall be conditioned on the Grantee’s compliance, to the Company’s satisfaction, with any withholding requirement. The Grantee may elect to make payment for the withholding of federal, state and local taxes by one or a combination of the following methods: (i) payment of an amount in cash equal to the amount to be withheld (including cash obtained through the sale of the Shares acquired on exercise of an Option or SAR, upon the lapse of restrictions on Restricted Stocker, or upon the transfer of Shares, through a broker-dealer to whom the Grantee has submitted irrevocable instructions to deliver promptly to the Company, the amount to be withheld); (ii) delivering part or all of the amount to be withheld in the form of Shares valued at Fair Market Value; (iii) requesting the Company to withhold from those Shares that would otherwise be received upon exercise of the Option or SAR, upon the lapse of restrictions on Restricted Stock or Restricted Stock Unit, or upon the transfer of Shares, a number of Shares having a Fair Market Value; or (iv) withholding from any compensation otherwise due to the Grantee.

18. Source of Shares; Fractional Shares. The Common Stock that may be issued (which term includes Common Stock reissued or otherwise delivered) pursuant to an Award under the Plan shall be authorized but unissued Stock. No fractional shares of Stock shall be issued under the Plan, and shares issued shall be rounded down to the nearest whole share, but fractional interests may be accumulated pursuant to the terms of an Award. Notwithstanding anything in the Plan to the contrary, the Company may satisfy its obligation to issue Shares hereunder by book-entry registration.

19. Deferred Arrangements. The Committee may permit or require the deferral of any award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or Dividend Equivalents, including converting such credits into deferred Common Stock equivalents. Any such deferrals shall be made in a manner that complies with Code Section 409A.

20. Parachute Limitations. Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Grantee with the Company or any Affiliate, except an agreement, contract, or understanding that expressly addresses Section 280G or Section 4999 of the Code (an “Other Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Grantee (including groups or classes of Grantees or beneficiaries of which the Grantee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Grantee (a “Benefit Arrangement”), if the Grantee is a “disqualified individual,” as defined in Section 280G(c) of the Code, any Option, Restricted Stock, Restricted Stock Unit, Stock Appreciation Right or Dividend Equivalent Right held by that Grantee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Grantee under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Grantee under this Plan to be subject to excise tax under Code Section 4999; provided, however, that the foregoing limitation on Options or Awards under the Plan shall only be applicable to the extent that the imposition of such limitation is, on a net after tax basis, beneficial to the Grantee. The Committee shall have the authority to determine what restrictions and/or reductions in payments shall be made under this Section 20 in order to avoid the detrimental tax consequences of Code Section 4999, and may use such authority to cause a reduction to payments or benefits that would be made by reason of contracts, agreements or arrangements that are outside the scope of the Plan, to the extent such a reduction would result in a greater, net after-tax benefit to the Grantee.

21. Section 409A. The Committee intends to comply with Section 409A of the Code (“Section 409A”) with regard to any Awards hereunder that constitute nonqualified deferred compensation within the meaning of Section 409A, and otherwise to provide Awards that are exempt from Section 409A.

22. Unfunded Status of Plan. The Plan shall be unfunded. Neither the Company, nor the Board of Directors nor the Committee shall be required to segregate any assets that may at any time be represented by Awards made pursuant to the Plan. Neither the Company, nor the Board of Directors, nor the Committee shall be deemed to be a trustee of any amounts to be paid or securities to be issued under the Plan.

23. Compensation Recovery.

(a) In the event the Company is required to provide an accounting restatement for any of the prior three fiscal years of the Company for which audited financial statements have been completed as a result of material noncompliance with financial reporting requirements under federal securities laws (a “Restatement”), the amount of any Excess Compensation (as defined below) realized by an any Executive Officer (as defined below) shall be subject to recovery by the Company.

(b) For purposes of this Section 23:

(i) An “Executive Officer” shall mean any officer of the Company who holds an office of executive vice president or above; and

(ii) “Excess Compensation” shall mean the excess of (i) the actual amount of cash-based or equity-based incentive compensation received by an Executive Officer over (ii) the compensation that would have been received based on the restated financial results during the three-year period preceding the date on which the Company is required to prepare such restatement.

(c) Recovery of Excess Compensation under this Section 23 shall not preclude the Company from seeking relief under any other agreement, policy or law. The Company’s recoupment rights under this Section 23 shall be in addition to, and not in lieu of, actions that the Company may take to remedy or discipline any act of misconduct by an Executive Officer including, but not limited to, termination of employment or initiation of appropriate legal action.

(d) The recovery of compensation under this Section 23 is separate from and in addition to the compensation recovery requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer, and the Committee shall reduce the recoupment under this Section 23 by any amounts paid to the Company by the Chief Executive Officer and Chief Financial Officer pursuant to such section.

24. Permitted Transfers. Notwithstanding anything contained herein to the contrary, Awards (other than ISOs and corresponding Awards), may be transferred, without consideration, to a Permitted Transferee. For this purpose, a “Permitted Transferee” in respect of a Grantee means any member of the Immediate Family of such Grantee, any trust of which all of the primary beneficiaries are such Grantee or members of his or her Immediate Family, or any partnership (including limited liability companies and similar entities) of which all of the partners or members are such Grantee or members of his or her Immediate Family; and the “Immediate Family” of a Grantee means the Grantee’s spouse, any person sharing the Grantee’s household (other than a tenant or employee), children, stepchildren, grandchildren, parents, stepparents, siblings, grandparents, nieces and nephews. Such Award may be exercised by such Permitted Transferee in accordance with the terms of the Award Document. If so determined by the Committee, a Grantee may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Grantee, and to receive any distribution with respect to any Award upon the death of the Grantee. A transferee, beneficiary, guardian, legal representative or other person claiming any rights under the Plan from or through any Grantee shall be subject to and consistent with the provisions of the Plan and any applicable Award Document, except to the extent the Plan and Award Document otherwise provide with respect to such persons, and to any additional restrictions or limitations deemed necessary or appropriate by the Committee.

25. Governing Law. The validity, performance, construction and effect of this Plan shall, except to the extent preempted by federal law, be governed by the laws of the state of Delaware, without giving effect to principles of conflicts of law.

Annex D

EXCHANGE AGREEMENT

EXCHANGE AGREEMENT (this “Agreement”), dated as of [•], 2019, among Repay Holdings Corporation, a Delaware corporation, Hawk Parent Holdings, LLC, a Delaware limited liability company, and the holders, other than the Corporation, of LLC Units (as defined herein) from time to time party hereto.

WHEREAS, the parties hereto desire to provide for the exchange of LLC Units for shares of Class A Common Stock (as defined herein), on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

SECTION 1.1. Definitions

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Cash Amount” means the amount of cash equal to the Cash Amount Per Share multiplied by the number of LLC Units transferred in connection with the applicable Exchange multiplied by the Exchange Rate.

“Cash Amount Per Share” means the amount of cash per share of Class A Common Stock equal to the Value of such share of Class A Common Stock.

“Class A Common Stock” means the Class A common stock, par value $0.01 per share, of the Corporation.

“Class V Common Stock” means the Class V common stock, par value $0.01 per share, of the Corporation.

“Code” means the Internal Revenue Code of 1986, as amended.

“Corporation” means Repay Holdings Corporation, a Delaware Corporation, and any successor thereto.

“Exchange” has the meaning set forth in Section 2.1(a) of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Rate” means, at any time, the number of shares of Class A Common Stock for which an LLC Unit is entitled to be exchanged at such time. On the date of this Agreement, the Exchange Rate shall be 1 for 1, subject to adjustment pursuant to Section 2.2 hereof.

“Hawk Parent Holdings LLC” means Hawk Parent Holdings LLC, a Delaware limited liability company, and any successor thereto.

“Hawk Parent Holdings LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Hawk Parent Holdings LLC, dated on or about the date hereof, as such agreement may be amended from time to time.

“LLC Unit” means (i) each Class A Unit (as such term is defined in the Hawk Parent Holdings LLC Agreement) issued as of the date hereof and (ii) each Class A Unit or other interest in Hawk Parent Holdings LLC that may be issued by Hawk Parent Holdings LLC in the future that is designated by the Corporation as an “LLC Unit”.

“LLC Unitholder” means each holder of one or more LLC Units that may from time to time be a party to this Agreement.

“Permitted Transferee” has the meaning given to such term in Section 3.1 of this Agreement.

“Publicly Traded” means listed or admitted to trading on the New York Stock Exchange or another national securities exchange or designated for quotation on the NASDAQ National Market, or any successor to any of the foregoing.

“Unvested Units” has the meaning given to such term in the Hawk Parent Holdings LLC Agreement.

“Value” means, with respect to any outstanding share of Class A Common Stock that is Publicly Traded, the volume weighted average price per share on the date of receipt of the applicable written election of Exchange. If the shares of Class A Common Stock are not Publicly Traded, the Value of a share of Class A Common Stock means the amount that a holder of a share of Class A Common Stock would receive if each of the assets of the Corporation were to be sold for its fair market value on the date of delivery of the applicable written election of Exchange, the Corporation were to pay all of its outstanding liabilities, and the remaining proceeds were to be distributed to the holders of the Corporation’s equity. Such Value shall be determined by the Corporation, acting in good faith and based upon a commercially reasonable estimate of the amount that would be realized by the Corporation if each asset of the Corporation (and each asset of each partnership, limited liability company, trust, joint venture or other entity in which the Corporation owns a direct or indirect interest) were sold to an unrelated purchaser in an arms’ length transaction where neither the purchaser nor the seller were under economic compulsion to enter into the transaction (without regard to any discount in value as a result of the Corporation’s minority interest in any property or any illiquidity of the Corporation’s interest in any property).

ARTICLE II

SECTION 2.1. Exchange of LLC Units for Class A Common Stock.

(a) From and after the six-month anniversary of the date of the consummation of the transactions described in the Corporation’s Registration Statement on Form S-4 (File No. [•]), each LLC Unitholder shall be entitled at any time and from time to time, upon the terms and subject to the conditions hereof, to surrender LLC Units (other than Unvested Units) to Hawk Parent Holdings LLC in exchange for the delivery to the exchanging LLC Unitholder of, in the sole and absolute discretion of the Corporation, either (i) a number of shares of Class A Common Stock that is equal to the product of the number of LLC Units surrendered multiplied by the Exchange Rate or (ii) pursuant to Section 2.4, the Cash Amount (such exchange, an “Exchange”); provided, that any such Exchange is for a minimum of the lesser of 5,000 LLC Units (which minimum shall be equitably adjusted in accordance with any adjustments to the Exchange Rate) or all of the LLC Units (other than Unvested Units) held by such LLC Unitholder.

(b) An LLC Unitholder shall exercise its right to make an Exchange as set forth in Section 2.1(a) above by delivering to the Corporation and to Hawk Parent Holdings LLC a written election of exchange in respect of the LLC Units to be exchanged substantially in the form of Exhibit A hereto and any certificates, if any, representing LLC Units, duly executed by such holder or such holder’s duly authorized attorney, in each case delivered during normal business hours at the principal executive offices of the Corporation and of Hawk Parent Holdings LLC. As promptly as practicable following the delivery of such a written election of exchange (and the concurrent consummation of the transfer of LLC Units from such LLC Unitholder to the Corporation, for the account of Hawk Parent Holdings LLC, in connection therewith), Hawk Parent Holdings LLC shall deliver or cause to be delivered at the offices of the then-acting registrar and transfer agent of the Class A Common Stock or, if there is no then-acting registrar and transfer agent of the Class A Common Stock, at the principal executive offices of the Corporation, the number of shares of Class A Common Stock deliverable upon such Exchange, registered in the name of the relevant exchanging LLC Unitholder or its designee, or the Cash Amount, as applicable. Notwithstanding the foregoing, if the Class A Common Stock is settled through the facilities of The Depository Trust Company, and the exchanging LLC Unitholder is permitted to hold shares of Class A Common Stock through The Depository Trust Company, Hawk Parent Holdings LLC will, subject to Section 2.1(c) hereof, upon the written instruction of an exchanging LLC Unitholder, use its reasonable best efforts to deliver or cause to be delivered the shares of Class A Common Stock deliverable to such exchanging LLC Unitholder, through the facilities of The Depository Trust Company, to the account of the participant of The Depository Trust Company designated by such exchanging LLC Unitholder. The Corporation, including in its capacity as the Managing Member of Hawk Parent Holdings LLC, shall take such actions as may be required to ensure the performance by Hawk Parent Holdings LLC of its obligations under this Section 2(b) and the foregoing Section 2(a), including the issuance and sale of shares of Class A Common Stock to or for the account of Hawk Parent Holdings LLC in exchange for the delivery to the Corporation of a number of LLC Units that is equal to the number of LLC Units surrendered by an exchanging LLC Unitholder. Any LLC Unitholder that surrenders all of the LLC Units held by such LLC Unitholder to the Corporation, for the account of Hawk Parent Holdings LLC, pursuant to this Section 2.1(b) shall concurrently surrender all shares of Class V Common Stock held by such LLC Unitholder (including any fractions thereof) to the Corporation for no consideration.

(c) Hawk Parent Holdings LLC and each exchanging LLC Unitholder shall bear its own expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated, except that Hawk Parent Holdings LLC shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Exchange; provided, however, that if any shares of Class A Common Stock are to be delivered in a name other than that of the LLC Unitholder that requested the Exchange, then such LLC Unitholder and/or the person in whose name such shares are to be delivered shall pay to Hawk Parent Holdings LLC the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Exchange or shall establish to the reasonable satisfaction of Hawk Parent Holdings LLC that such tax has been paid or is not payable.

(d) Notwithstanding anything to the contrary herein, to the extent the Corporation or Hawk Parent Holdings LLC shall determine that LLC Units do not meet the requirements of Treasury Regulation section 1.7704-1(h), the Corporation or Hawk Parent Holdings LLC may impose such restrictions on Exchange as the Corporation or Hawk Parent Holdings LLC may determine to be necessary or advisable so that Hawk Parent Holdings LLC is not treated as a “publicly traded partnership” under Section 7704 of the Code; provided, that each LLC Unitholder shall be entitled at any time to exchange LLC Units for Class A Common Stock, provided that the aggregate number of LLC Units surrendered by such LLC Unitholder in any such Exchange is greater than 2% of the then-outstanding LLC Units (provided that such Exchange constitutes part of a “block transfer” within the meaning of Treasury Regulation Section 1.7704-1(e)(2)). Notwithstanding anything to the contrary herein, no Exchange shall be permitted (and, if attempted, shall be void ab initio) if, in the good faith determination of the Corporation or of Hawk Parent Holdings LLC, such an Exchange would pose a material risk that Hawk Parent Holdings LLC would be a “publicly traded partnership” under Section 7704 of the Code.

(e) For the avoidance of doubt, and notwithstanding anything to the contrary herein, an LLC Unitholder shall not be entitled to effect an Exchange to the extent the Corporation determines that such Exchange (i) would be prohibited by law or regulation (including, without limitation, the unavailability of any requisite registration statement filed under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any exemption from the registration requirements thereunder) or (ii) would not be permitted under any other agreements with the Corporation or its subsidiaries to which such LLC Unitholder may be party (including, without limitation, the Hawk Parent Holdings LLC Agreement) or any written policies of the Corporation related to unlawful or inappropriate trading applicable to its directors, officers or other personnel.

(f) The Corporation may adopt reasonable procedures for the implementation of the exchange provisions set forth in this Article II, including, without limitation, procedures for the giving of notice of an election of exchange.

SECTION 2.2. Adjustment. The Exchange Rate shall be adjusted accordingly if there is: (a) any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LLC Units that is not accompanied by an identical subdivision or combination of the Class A Common Stock or (b) any subdivision (by any stock split, stock dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock split, reclassification, reorganization, recapitalization or otherwise) of the Class A Common Stock that is not accompanied by an identical subdivision or combination of the LLC Units. If there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Stock are converted or changed into another security, securities or other property, then upon any subsequent Exchange, an exchanging LLC Unitholder shall be entitled to receive the amount of such security, securities or other property that such exchanging LLC Unitholder would have received if such Exchange had occurred immediately prior to the effective time of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. Except as may be required in the immediately preceding sentence, no adjustments in respect of distributions shall be made upon the exchange of any LLC Unit.

SECTION 2.3. Class A Common Stock to be Issued.

(a) The Corporation shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon an Exchange, such number of shares of Class A Common Stock as may be deliverable upon any such Exchange; provided, that nothing contained herein shall be construed to preclude Hawk Parent Holdings LLC from satisfying its obligations in respect of the Exchange of the LLC Units by delivery of shares of Class A Common Stock which are held in the treasury of the Corporation or are held by Hawk Parent Holdings LLC or any of their subsidiaries or by delivery of purchased shares of Class A Common Stock (which may or may not be held in the treasury of the Corporation or held by any subsidiary thereof), or by delivery of the Cash Amount. The Corporation and Hawk Parent Holdings LLC covenant that all Class A Common Stock issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable.

(b) The Corporation and Hawk Parent Holdings LLC shall at all times ensure that the execution and delivery of this Agreement by each of the Corporation and Hawk Parent Holdings LLC and the consummation by each of the Corporation and Hawk Parent Holdings LLC of the transactions contemplated hereby (including without limitation, the issuance of the Class A Common Stock) have been duly authorized by all necessary corporate or limited liability company action, as the case may be, on the part of the Corporation and Hawk Parent Holdings LLC, including, but not limited to, all actions necessary to ensure that the acquisition of shares of Class A Common Stock pursuant to the transactions contemplated hereby, to the fullest extent of the Corporation’s board of directors’ power and authority and to the extent permitted by law, shall not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated hereby.

(c) The Corporation and Hawk Parent Holdings LLC covenant and agree that, to the extent that a registration statement under the Securities Act is effective and available for shares of Class A Common Stock to be delivered with respect to any Exchange, shares that have been registered under the Securities Act shall be delivered in respect of such Exchange. In the event that any Exchange in accordance with this Agreement is to be effected at a time when any required registration has not become effective or otherwise is unavailable, upon the request and with the reasonable cooperation of the LLC Unitholder requesting such Exchange, the Corporation and Hawk Parent Holdings LLC shall use commercially reasonable efforts to promptly facilitate such Exchange pursuant to any reasonably available exemption from such registration requirements. The Corporation and Hawk Parent Holdings LLC shall use commercially reasonable efforts to list the Class A Common Stock required to be delivered upon exchange prior to such delivery upon each national securities exchange or inter-dealer quotation system upon which the outstanding Class A Common Stock may be listed or traded at the time of such delivery.

SECTION 2.4. Exchange for Cash Amount. Notwithstanding anything to the contrary in this Article II, by delivery of an written election of Exchange pursuant to Section 2.1(a), the applicable holder shall be deemed to have offered to sell its shares of Class A Common Stock described in the written election of Exchange to the Corporation, and the Corporation may, in its sole and absolute discretion, by means of delivery of a notice to such effect on the day immediately following the delivery of such written election of Exchange, elect to purchase directly and acquire such shares of Class A Common Stock by paying to such holder the Cash Amount, whereupon the Corporation shall acquire the shares of Class A Common Stock offered for Exchange by such holder. As promptly as practicable following the delivery of notice, the Corporation shall deposit or cause to be deposited the Cash Amount in the account of such exchanging holder specified in its written election of Exchange. In the event that the Corporation does not deliver such notice of such election to pay the Cash Amount on the day immediately following the delivery of such written election of Exchange, it shall be deemed to have elected to settle the Exchange with shares of Class A Common Stock.

ARTICLE III

SECTION 3.1. Additional LLC Unitholders. To the extent an LLC Unitholder validly transfers any or all of such holder’s LLC Units to another person in a transaction in accordance with, and not in contravention of, the Hawk Parent Holdings LLC Agreement or any other agreement or agreements with the Corporation or any of its subsidiaries to which a transferring LLC Unitholder may be party, then such transferee (each, a “Permitted Transferee”) shall have the right to execute and deliver a joinder to this Agreement, substantially in the form of Exhibit B hereto, whereupon such Permitted Transferee shall become an LLC Unitholder hereunder. To the extent Hawk Parent Holdings LLC issues LLC Units in the future, Hawk Parent Holdings LLC shall be entitled, in its sole discretion, to make any holder of such LLC Units an LLC Unitholder hereunder through such holder’s execution and delivery of a joinder to this Agreement, substantially in the form of Exhibit B hereto.

SECTION 3.2. Addresses and Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by fax, by electronic mail (delivery receipt requested) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be as specified in a notice given in accordance with this Section 3.2):

(a) If to the Corporation, to:

Repay Holdings Corporation

c/o Repay Holdings, LLC

3 West Paces Ferry Road, Suite 200

Atlanta, Georgia 30305

Attention: John A. Morris, CEO

Phone: (404) 504-7474

Email: jmorris@repayonline.com

(b) If to Hawk Parent Holdings LLC, to:

c/o Repay Holdings, LLC

3 West Paces Ferry Road, Suite 200

Atlanta, Georgia 30305

Attention: John A. Morris, CEO

Phone: (404) 504-7474

Email: jmorris@repayonline.com

(c) If to any LLC Unitholder, to the address and other contact information set forth in the records of Hawk Parent Holdings LLC from time to time.

SECTION 3.3. Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

SECTION 3.4. Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, executors, administrators, heirs, legal representatives and assigns.

SECTION 3.5. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 3.6. Amendment. The provisions of this Agreement may be amended only by the affirmative vote or written consent of each of (i) the Corporation, (ii) Hawk Parent Holdings LLC and (iii) LLC Unitholders holding at least a majority of the then outstanding LLC Units (excluding LLC Units held by the Corporation); provided that no amendment may materially, disproportionately and adversely affect the rights of an LLC Unitholder (other than the Corporation and its subsidiaries) without the consent of such LLC Unitholder (or, if there is more than one such LLC Unitholder that is so affected, without the consent of a majority in interest of such affected LLC Unitholders (other than the Corporation and its subsidiaries) in accordance with their holdings of LLC Units).

SECTION 3.7. Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

SECTION 3.8. Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any and all disputes which cannot be settled amicably with respect to this Agreement, including any action (at law or in equity), claim, litigation, suit, arbitration, hearing, audit, review, inquiry, proceeding, investigation or ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement or any matter arising out of or in connection with this Agreement and the rights and obligations arising hereunder or thereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder or thereunder brought by a party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Chancery Court, or if such court shall not have jurisdiction, any federal court located in the State of Delaware, or, if neither of such courts shall have jurisdiction, any other Delaware state court. Each of the parties hereby irrevocably submits with regard to any such dispute for itself and in respect of its property, generally and unconditionally, to the sole and exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any dispute relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each party irrevocably consents to service of process in any dispute in any of the aforesaid courts by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized overnight delivery service, to such party at such party’s address referred to in Section 3.2. Each party hereby irrevocably and unconditionally waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action brought by any party with respect to this Agreement (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 3.8; (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); or (iii) any objection which such party may now or hereafter have (A) to the laying of venue of any of the aforesaid actions arising out of or in connection with this Agreement brought in the courts referred to above; (B) that such action brought in any such court has been brought in an inconvenient forum and (C) that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts.

(b) To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or to such party’s property, each such party hereby irrevocably waives such immunity in respect of such party’s obligations with respect to this Agreement.

(c) Each party acknowledges that it is knowingly and voluntarily agreeing to the choice of Delaware law to govern this agreement and to the jurisdiction of Delaware courts in connection with proceedings brought hereunder. The parties intend this to be an effective choice of Delaware law and an effective consent to jurisdiction and service of process under 6 del. C. § 2708.

(d) Each party, for itself and its affiliates, hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable law all right to trial by jury in any action or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to the actions of the parties or their respective affiliates pursuant to this Agreement or the other transaction documents in the negotiation, administration, performance or enforcement hereof or thereof.

(i) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in this Section 3.8(c) and such parties agree not to plead or claim the same.

SECTION 3.9. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail delivery of a “.pdf” format data file) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy, by e-mail delivery of a “.pdf” format data file or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 3.9.

SECTION 3.10. Tax Treatment. This Agreement shall be treated as part of the partnership agreement of Hawk Parent Holdings LLC as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations promulgated thereunder. As required by the Code and the Treasury Regulations, the parties shall report any Exchange consummated hereunder as a taxable sale of the LLC Units by an LLC Unitholder to the Corporation, and no party shall take a contrary position on any income tax return, amendment thereof or communication with a taxing authority unless an alternate position is permitted under the Code and Treasury Regulations and the Corporation consents in writing, such consent not to be unreasonably withheld, conditioned, or delayed. Further, in connection with any Exchange consummated hereunder, Hawk Parent Holdings LLC and/or the Corporation shall provide the exchanging LLC Unitholder with all reasonably necessary information to enable the exchanging LLC Unitholder to file its income Tax returns for the taxable year that includes the Exchange, including information with respect to Code Section 751 assets (including relevant information regarding “unrealized receivables” or “inventory items”) and Section 743(b) basis adjustments as soon as practicable and in all events within 60 days following the close of such taxable year (and use commercially reasonable efforts to provide estimates of such information within 90 days of the applicable Exchanges).

SECTION 3.11. Withholding. The Corporation and Hawk Parent Holdings LLC shall be entitled to deduct and withhold from any payment made to a LLC Unitholder pursuant to any Exchange consummated under this Agreement all Taxes that each of the Corporation and Hawk Parent Holdings LLC is required to deduct and withhold with respect to such payment under the Code (or any other provision of applicable law), including, without limitation, Section 1446(f) of the Code. Hawk Parent Holdings LLC may at its sole discretion reduce the Class A Common Stock issued to a LLC Unitholder in an Exchange in an amount that corresponds to the amount of the required withholding described in the immediately preceding sentence and all such amounts shall be treated as having been paid to such LLC Unitholder.

SECTION 3.11. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

SECTION 3.12. Independent Nature of LLC Unitholders’ Rights and Obligations. The obligations of each LLC Unitholder hereunder are several and not joint with the obligations of any other LLC Unitholder, and no LLC Unitholder shall be responsible in any way for the performance of the obligations of any other LLC Unitholder hereunder. The decision of each LLC Unitholder to enter into to this Agreement has been made by such LLC Unitholder independently of any other LLC Unitholder. Nothing contained herein, and no action taken by any LLC Unitholder pursuant hereto, shall be deemed to constitute the LLC Unitholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the LLC Unitholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. The Corporation acknowledges that the LLC Unitholders are not acting in concert or as a group, and the Corporation will not assert any such claim, with respect to such obligations or the transactions contemplated hereby.

SECTION 3.13. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regards to its principles of conflicts of laws.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

REPAY HOLDINGS CORPORATION
By:
Name:	[•]
Title:	[•]
HAWK PARENT HOLDINGS LLC
By:
Name:	[•]
Title:	[•]
LLC UNITHOLDERS
By:
Name:	[•]
Title:	[•]

[Signature Page — Exchange Agreement]

EXHIBIT A

FORM OF
ELECTION OF EXCHANGE

Repay Holdings Corporation

c/o Repay Holdings, LLC

3 West Paces Ferry Road, Suite 200

Atlanta, Georgia 30305

Attention: John A. Morris, CEO

Hawk Parent Holdings LLC

c/o Repay Holdings, LLC

3 West Paces Ferry Road, Suite 200

Atlanta, Georgia 30305

Attention: John A. Morris, CEO

Reference is hereby made to the Exchange Agreement, dated as of [•], 2019 (the “Exchange Agreement”), among Repay Holdings Corporation, a Delaware corporation, Hawk Parent Holdings LLC, a Delaware limited liability company, and the holders of LLC Units (as defined herein) from time to time party thereto. Capitalized terms used but not defined herein shall have the meanings given to them in the Exchange Agreement.

The undersigned LLC Unitholder hereby transfers to the Corporation, for the account of Hawk Parent Holdings LLC, the number of LLC Units set forth below in exchange for shares of Class A Common Stock to be issued in its name as set forth below, as set forth in the Exchange Agreement.

Legal Name of LLC Unitholder: _______________________________________________

Address: ______________________________________________________________________

Number of LLC Units to be exchanged: _______________________

Account information for deposit of Cash Amount, if applicable:

Bank Name: ___________________________________________

ABA No.: _____________________________________________

Account No.: __________________________________________

Account Name: ________________________________________

The undersigned hereby represents and warrants that (i) the undersigned has full legal capacity to execute and deliver this Election of Exchange and to perform the undersigned’s obligations hereunder; (ii) this Election of Exchange has been duly executed and delivered by the undersigned and is the legal, valid and binding obligation of the undersigned enforceable against it in accordance with the terms hereof, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and the availability of equitable remedies; (iii) the LLC Units subject to this Election of Exchange are being transferred to the Corporation free and clear of any pledge, lien, security interest, encumbrance, equities or claim; and (iv) no consent, approval, authorization, order, registration or qualification of any third party or with any court or governmental agency or body having jurisdiction over the undersigned or the LLC Units subject to this Election of Exchange is required to be obtained by the undersigned for the transfer of such LLC Units to the Corporation.

The undersigned hereby irrevocably constitutes and appoints any officer of the Corporation or of Hawk Parent Holdings LLC as the attorney of the undersigned, with full power of substitution and resubstitution in the premises, to do any and all things and to take any and all actions that may be necessary to transfer to the Corporation, for the account of Hawk Parent Holdings LLC, the LLC Units subject to this Election of Exchange and to deliver to the undersigned the shares of Class A Common Stock to be delivered in exchange therefor.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Election of Exchange to be executed and delivered by the undersigned or by its duly authorized attorney.

Name:
Dated:

EXHIBIT B

FORM OF
JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is a joinder to the Exchange Agreement, dated as of [•], 2019 (the “Exchange Agreement”), among Repay Holdings Corporation, a Delaware corporation (the “Corporation”), Hawk Parent Holdings LLC, a Delaware limited liability company, and each of the LLC Unitholders from time to time party thereto. Capitalized terms used but not defined in this Joinder Agreement shall have their meanings given to them in the Exchange Agreement. This Joinder Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware. In the event of any conflict between this Joinder Agreement and the Exchange Agreement, the terms of this Joinder Agreement shall control.

The undersigned hereby joins and enters into the Exchange Agreement having acquired LLC Units in Hawk Parent Holdings LLC. By signing and returning this Joinder Agreement to the Corporation, the undersigned accepts and agrees to be bound by and subject to all of the terms and conditions of and agreements of an LLC Unitholder contained in the Exchange Agreement, with all attendant rights, duties and obligations of an LLC Unitholder thereunder. The parties to the Exchange Agreement shall treat the execution and delivery hereof by the undersigned as the execution and delivery of the Exchange Agreement by the undersigned and, upon receipt of this Joinder Agreement by the Corporation and by Hawk Parent Holdings LLC, the signature of the undersigned set forth below shall constitute a counterpart signature to the signature page of the Exchange Agreement.

Name: ____________________________________

Address for Notices:	With copies to:

Attention: _________________________________

Annex E

TAX RECEIVABLE AGREEMENT

among

REPAY HOLDINGS CORPORATION

and

THE PERSONS NAMED HEREIN

Dated as of _____, 2019

E-i

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of _____, 2019, is hereby entered into by and among Repay Holdings Corporation, a Delaware corporation (the “Corporate Taxpayer”), and each of the other persons from time to time party hereto (the “TRA Parties”).

RECITALS

WHEREAS, the TRA Parties directly or indirectly hold limited liability company units (the “Units”) in Hawk Parent Holdings LLC, a Delaware limited liability company (“OpCo”), which is classified as a partnership for United States federal income tax purposes;

WHEREAS, the Corporate Taxpayer is the managing member of OpCo, and holds and will hold, directly and/or indirectly, Units;

WHEREAS, the Units held by the TRA Parties may be exchanged for Class A common stock (the “Class A Shares”) of the Corporate Taxpayer, subject to the provisions of the LLC Agreement (as defined below) and the Exchange Agreement, dated as of _____, 2019, among the Corporate Taxpayer and the holders of Units from time to time party thereto, as amended from time to time;

WHEREAS, OpCo and each of its direct and indirect subsidiaries treated as a partnership for United States federal income tax purposes currently have and will have in effect an election under Section 754 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for each Taxable Year (as defined below) in which a taxable acquisition (including a deemed taxable acquisition under Section 707(a) of the Code) of Units by the Corporate Taxpayer from the TRA Parties for Class A Shares or other consideration (an “Exchange”) occurs;

WHEREAS, the income, gain, loss, expense and other Tax (as defined below) items of the Corporate Taxpayer may be affected by the Basis Adjustments (as defined below) and the Imputed Interest (as defined below);

WHEREAS, the parties to this Agreement desire to make certain arrangements with respect to the effect of the Basis Adjustments and Imputed Interest on the liability for Taxes of the Corporate Taxpayer;

WHEREAS, Exchanges by the TRA Parties and payments in respect of Tax savings related to such Exchanges will result in Tax savings for the Corporate Taxpayer;

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I

DEFINITIONS

Section 1.1     Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Rate” means LIBOR plus 100 basis points.

“Basis Adjustment” means the adjustment to the tax basis of a Reference Asset under Sections 732, 734(b) and 1012 of the Code (in situations where, as a result of one or more Exchanges, OpCo becomes an entity that is disregarded as separate from its owner for United States federal income tax purposes) or under Sections 734(b), 743(b) and 754 of the Code (in situations where, following an Exchange, OpCo remains in existence as an entity treated as a partnership for United States federal income tax purposes) and, in each case, comparable sections of state and local tax laws, as a result of an Exchange and the payments made pursuant to this Agreement. For the avoidance of doubt, the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

A “Beneficial Owner” of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

“Board” means the Board of Directors of the Corporate Taxpayer.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Change of Control” means the occurrence of any of the following events:

(i)     any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (excluding (a) a corporation or other entity owned, directly or indirectly, by the stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of stock of the Corporate Taxpayer or (b) a group of Persons in which one or more of the Permitted Investors or Affiliates of Permitted Investors directly or indirectly hold Beneficial Ownership of securities representing more than 50% of the total voting power held by such group) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Corporate Taxpayer representing more than 50% of the combined voting power of the Corporate Taxpayer’s then outstanding voting securities; or

(ii)    the following individuals cease for any reason to constitute a majority of the number of directors of the Corporate Taxpayer then serving: individuals who, on the Closing Date, constitute the Board and any new director whose appointment or election by the Board or nomination for election by the Corporate Taxpayer’s shareholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (ii); or

(iii)   there is consummated a merger or consolidation of the Corporate Taxpayer with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the board of directors immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of the Corporate Taxpayer immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

(iv)   the shareholders of the Corporate Taxpayer approve a plan of complete liquidation or dissolution of the Corporate Taxpayer or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by the Corporate Taxpayer of all or substantially all of the assets of the Corporate Taxpayer and its Subsidiaries, taken as a whole, other than such sale or other disposition by the Corporate Taxpayer of all or substantially all of the assets of the Corporate Taxpayer and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of the Corporate Taxpayer in substantially the same proportions as their ownership of the Corporate Taxpayer immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (ii) and clause (iii)(x) above, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the shares of the Corporate Taxpayer immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporate Taxpayer immediately following such transaction or series of transactions.

“Closing Date” means the date of the consummation of the transactions contemplated by the Merger Agreement.

“Company Financial Advisor” means, collectively, Financial Technology Partners LP and FTP Securities LLC.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Taxpayer Return” means the federal and/or state and/or local Tax Return, as applicable, of the Corporate Taxpayer filed with respect to Taxes of any Taxable Year.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination.

“Default Rate” means the LIBOR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state, foreign or local tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Rate” means the LIBOR plus 100 basis points.

“Engagement Letter” means that certain engagement letter, dated as of the date hereof, entered into among the TRA Parties and the Company Financial Advisor.

“Exchange” is defined in the Recitals of this Agreement. For the avoidance of doubt, distribution of cash to the members of OpCo on or around the Closing Date (including the delivery of the Cash Consideration (as defined in the Merger Agreement) to the members of OpCo on the Closing Date), which will be treated for U.S. federal income tax purposes, in whole or in part, as a deemed sale of partnership interests in OpCo to the Corporate Taxpayer pursuant to Section 707(a) of the Code shall be treated as Exchanges.

“Exchange Date” means the date of any Exchange.

“Exchange Notice” shall have the meaning set forth in the LLC Agreement.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the liability for Taxes of (i) the Corporate Taxpayer and (ii) without duplication, OpCo, but only with respect to Taxes imposed on OpCo and allocable to the Corporate Taxpayer or to the other members of the consolidated group of which the Corporate Taxpayer is the parent, in each case using the same methods, elections, conventions and similar practices used on the relevant Corporate Taxpayer Return, but (a) using the Non-Stepped Up Tax Basis as reflected on the Exchange Basis Schedule including amendments thereto for the Taxable Year and (b) excluding any deduction attributable to Imputed Interest for the Taxable Year. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any Tax item (or portions thereof) that is attributable to the Basis Adjustment or Imputed Interest, as applicable.

“Imputed Interest” in respect of a TRA Party shall mean any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and any similar provision of state and local tax law with respect to the Corporate Taxpayer’s payment obligations in respect of such TRA Party under this Agreement.

“IRS” means the United States Internal Revenue Service.

“LIBOR” means during any period, an interest rate per annum equal to the one-year LIBOR reported, on the date two calendar days prior to the first day of such period, on the Telerate Page 3750 (or if such screen shall cease to be publicly available, as reported on Reuters Screen page “LIBOR01” or by any other publicly available source of such market rate) for London interbank offered rates for United States dollar deposits for such period. Notwithstanding the foregoing sentence: (i) if the Corporate Taxpayer reasonably determines, in good faith consultation with the TRA Party Representative, on or prior to the relevant date of determination that the relevant London interbank offered rate for U.S. dollar deposits has been discontinued or such rate has ceased to be published permanently or indefinitely, then

“LIBOR” for the relevant interest period shall be deemed to refer to a substitute or successor rate that the Corporate Taxpayer reasonably determines, in good faith consultation with the TRA Party Representative, after consulting an investment bank of national standing in the United States and other reasonable sources, to be (a) the industry-accepted successor rate to the relevant London interbank offered rate for U.S. dollar deposits or (b) if no such industry-accepted successor rate exists, the most comparable substitute or successor rate to the relevant London interbank offered rate for U.S. dollar deposits; and (ii) if the Corporate Taxpayer has determined a substitute or successor rate in accordance with the foregoing, the Corporate Taxpayer may reasonably determine, in good faith consultation with the TRA Party Representative, after consulting an investment bank of national standing in the United States and other reasonable sources, any relevant methodology for calculating such substitute or successor rate, including any adjustment factor it reasonably determines, in good faith consultation with the TRA Party, is needed to make such substitute or successor rate comparable to the relevant London interbank offered rate for U.S. dollar deposits, in a manner that is consistent with industry-accepted practices for such substitute or successor rate. In the event that the TRA Party Representative disagrees with any determination by the Corporate Taxpayer set forth in this paragraph, and such disagreement is not resolved within thirty (30) days of submission by the TRA Party Representative of notice of such disagreement to the Corporate Taxpayer, such disagreement shall be deemed a “Reconciliation Dispute,” and shall be subject to the Reconciliation Procedures set forth in Section 7.9 hereof.

“LLC Agreement” means, with respect to OpCo, the Second Amended and Restated Limited Liability Company Agreement of OpCo, dated on or about the date hereof, as amended from time to time.

“Market Value” shall mean the closing price of the Class A Shares on the applicable Exchange Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by the Wall Street Journal; provided, that if the closing price is not reported by the Wall Street Journal for the applicable Exchange Date, then the Market Value shall mean the closing price of the Class A Shares on the Business Day immediately preceding such Exchange Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by the Wall Street Journal; provided, further, that if the Class A Shares are not then listed on a national securities exchange or interdealer quotation system, “Market Value” shall mean the cash consideration paid for Class A Shares, or the fair market value of the other property delivered for Class A Shares, as determined by the Board in good faith.

“Non-Stepped Up Tax Basis” means, with respect to any Reference Asset at any time, the Tax basis that such asset would have had at such time if no Basis Adjustments had been made.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated effective as of January 21, 2019, by and among the Corporate Taxpayer (formerly known as Thunder Bridge Acquisition, Ltd.), TB Acquisition Merger Sub LLC, Hawk Parent Holdings LLC and, solely in its capacity as the Company Securityholder Representative, CC Payment Holdings, L.L.C., as amended from time to time.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Permitted Investors” means investment funds managed by Corsair Capital LLC or any Affiliate thereof.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer (including upon the death of a Member) or distribution in respect of one or more Units (a) that occurs prior to an Exchange of such Units, and (b) to which Section 743(b) or 734(b) of the Code applies.

“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the actual liability for Taxes of (a) the Corporate Taxpayer and (b) without duplication, OpCo, but only with respect to Taxes imposed on OpCo and allocable to the Corporate Taxpayer or to the other members of the consolidated group of which the Corporate Taxpayer is the parent for such Taxable Year. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the actual liability over the Hypothetical Tax Liability for Taxes of (a) the Corporate Taxpayer and (b) without duplication, OpCo, but only with respect to Taxes imposed on OpCo and allocable to the Corporate Taxpayer or to the other members of the consolidated group of which the Corporate Taxpayer is the parent for such Taxable Year. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

“Reference Asset” means an asset that is held by OpCo, or by any of its direct or indirect Subsidiaries treated as a partnership or disregarded entity (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) for purposes of the applicable Tax, at the time of an Exchange. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Schedule” means any of the following: (a) an Exchange Basis Schedule, (b) a Tax Benefit Schedule, or (c) the Early Termination Schedule.

“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Subsidiary Stock” means any stock or other equity interest in any subsidiary entity of OpCo that is treated as a corporation for United States federal income tax purposes.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code or comparable section of state or local tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the Closing Date.

“Taxes” means any and all United States federal, state, local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits, and any interest related to such Tax.

“Taxing Authority” shall mean any domestic, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Party Representative” means, initially, CC Payment Holdings, L.L.C., or, if CC Payment Holdings, L.L.C. becomes unable to perform the TRA Party Representative’s responsibilities hereunder or resigns from such position, either (x) a replacement TRA Party Representative selected by CC Payment Holdings, L.L.C., or (y) if CC Payment Holdings, L.L.C. has not selected a substitute TRA Party Representative at or prior to the time of such inability or resignation, that TRA Party or committee of TRA Parties determined by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments hereunder if all TRA Parties had fully Exchanged their Units for Class A Shares or other consideration and the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Valuation Assumptions” shall mean, as of an Early Termination Date, the assumptions that in each Taxable Year ending on or after such Early Termination Date, (a) the Corporate Taxpayer will have taxable income sufficient to fully utilize (i) the deductions arising from the Basis Adjustments and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available and (ii) any loss carryovers generated by deductions arising from Basis Adjustments or Imputed Interest that are available as of the date of such Early Termination Date, (b) the United States federal, state and local income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date, except to the extent any change to such tax rates for such Taxable Year has already been enacted into law, (c) any non-amortizable assets (other than any Subsidiary Stock) will be disposed of on the fifteenth anniversary of the applicable Basis Adjustment and any short-term investments will be disposed of 12 months following the Early Termination Date; provided that, in the event of a Change of Control, such non-amortizable assets shall be deemed disposed of at the time of sale of the relevant asset (if earlier than such fifteenth anniversary), (d) any Subsidiary Stock will never be disposed of and (e) if, at the Early Termination Date, there are Units that have not been Exchanged, then each such Unit is Exchanged for the Market Value of the Class A Shares and the amount of cash that would be transferred if the Exchange occurred on the Early Termination Date.

Term	Section
Agreement	Recitals
Amended Schedule	Section 2.3
Class A Shares	Recitals
Code	Recitals
Corporate Taxpayer	Recitals
Dispute	Section 7.8(a)
Early Termination Effective Date	Section 4.2
Early Termination Notice	Section 4.2
Early Termination Schedule	Section 4.2
Early Termination Payment	Section 4.3(b)
Exchange Basis Schedule	Section 2.1
Expert	Section 7.9
Joinder Requirement	Section 7.6(a)
Material Objection Notice	Section 4.2
Objection Notice	Section 2.3(a)
Reconciliation Dispute	Section 7.9
Reconciliation Procedures	Section 2.3(a)
Senior Obligations	Section 5.1
Tax Benefit Payment	Section 3.1(b)
Tax Benefit Schedule	Section 2.2
TRA Party	Recitals
Units	Recitals

Article II

DETERMINATION OF CERTAIN REALIZED TAX BENEFIT

Section 2.1 Basis Adjustment. Within ninety (90) calendar days after the filing of the United States federal income tax return of the Corporate Taxpayer for each Taxable Year in which an Exchange has been effected by any TRA Party, the Corporate Taxpayer shall deliver to each such TRA Party a schedule (the “Exchange Basis Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement, (a) the Non-Stepped Up Tax Basis of the Reference Assets in respect of such TRA Party as of each applicable Exchange Date, (b) the Basis Adjustment with respect to the Reference Assets in respect of such TRA Party as a result of the Exchanges effected in such Taxable Year by such TRA Party, calculated in the aggregate, (c) the period (or periods) over which the Reference Assets in respect of such TRA Party are amortizable and/or depreciable and (d) the period (or periods) over which each Basis Adjustment in respect of such TRA Party is amortizable and/or depreciable.

Section 2.2 Tax Benefit Schedule.

(a) Tax Benefit Schedule. Within ninety (90) calendar days after the filing of the United States federal income tax return of the Corporate Taxpayer for each Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment in respect of any TRA Party, the Corporate Taxpayer shall provide to each such TRA Party a schedule showing, in reasonable detail, the calculation of the Tax Benefit Payment in respect of such TRA Party for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b) Applicable Principles. Subject to Section 3.3(a), the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the actual liability for Taxes of the Corporate Taxpayer for such Taxable Year attributable to the Basis Adjustments and Imputed Interest, determined using a “with and without” methodology. For the avoidance of doubt, the actual liability for Taxes will take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as interest under the Code based upon the characterization of Tax Benefit Payments as additional consideration payable by the Corporate Taxpayer for the Units acquired in an Exchange. Carryovers or carrybacks of any Tax item attributable to the Basis Adjustments and Imputed Interest shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local income and franchise tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to the Basis Adjustment or Imputed Interest and another portion that is not, such portions shall be considered to be used in accordance with the “with and without” methodology. The parties agree that (i) all Tax Benefit Payments attributable to the Basis Adjustments (other than amounts accounted for as interest under the Code) will be treated as subsequent upward purchase price adjustments that have the effect of creating additional Basis Adjustments to Reference Assets for the Corporate Taxpayer in the year of payment, and (ii) as a result, such additional Basis Adjustments will be incorporated into the current year calculation and into future year calculations, as appropriate.

Section 2.3 Procedures, Amendments.

(a) Procedure. Every time the Corporate Taxpayer delivers to a TRA Party an applicable Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.3(b), and any Early Termination Schedule or amended Early Termination Schedule, the Corporate Taxpayer shall also (x) deliver to such TRA Party supporting schedules, valuation reports, if any, and work papers, as determined by the Corporate Taxpayer or requested by such TRA Party, providing reasonable detail regarding the preparation of the Schedule and (y) allow such TRA Party reasonable access at no cost to the appropriate representatives at the Corporate Taxpayer, as determined by the Corporate Taxpayer or requested by such TRA Party, in connection with the review of such Schedule. Without limiting the generality of the preceding sentence, the Corporate Taxpayer shall ensure that each Tax Benefit Schedule delivered to a TRA Party, together with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the actual liability of the Corporate Taxpayer for Taxes, the Hypothetical Tax Liability in respect of such TRA Party, and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the date on which all relevant TRA Parties are treated as having received the applicable Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (i) within thirty (30) calendar days from such date provides the Corporate Taxpayer with notice of an objection to such Schedule (“Objection Notice”) or (ii) provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto shall become binding on the date such waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of an Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the reconciliation procedures as described in Section 7.9 of this Agreement (the “Reconciliation Procedures”).

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to a TRA Party, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year, or (vi) to adjust an applicable Exchange Basis Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). The Corporate Taxpayer shall provide an Amended Schedule to each TRA Party within thirty (30) calendar days of the occurrence of an event referenced in clauses (i) through (vi) of the preceding sentence.

Article III

TAX BENEFIT PAYMENTS

Section 3.1 Payments.

(a) Payments. Within five (5) calendar days after a Tax Benefit Schedule delivered to a TRA Party becomes final in accordance with Section 2.3(a), the Corporate Taxpayer shall pay such TRA Party for such Taxable Year the Tax Benefit Payment determined pursuant to Section 3.1(b). Ninety-five percent (95%) of each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Corporate Taxpayer or as otherwise agreed by the Corporate Taxpayer and such TRA Party. Pursuant to the Engagement Letter and in fulfillment of its obligations thereunder, each TRA Party hereby irrevocably directs the Corporate Taxpayer to, and the Corporate Taxpayer shall, pay on behalf of such TRA Party the remaining five percent (5%) of each such Tax Benefit Payment by wire transfer of immediately available funds to the bank account previously designated by the Company Financial Advisor to the Corporate Taxpayer or as otherwise agreed by the Corporate Taxpayer and the Company Financial Advisor. For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated tax payments, including federal estimated income tax payments. Notwithstanding anything herein to the contrary, at the election of a TRA Party specified in the Exchange Notice for the applicable Exchange, the aggregate Tax Benefit Payments in respect of such Exchange (other than amounts accounted for as interest under the Code) shall not exceed, as specified by a TRA Party, 50% of the fair market value of the Class A Shares received on such Exchange.

(b) A “Tax Benefit Payment” in respect of a TRA Party for a Taxable Year means an amount, not less than zero, equal to the sum of the portion of the Net Tax Benefit that is allocable to such TRA Party and the Interest Amount with respect thereto. For the avoidance of doubt, for Tax purposes, the Interest Amount shall not be treated as interest but instead shall be treated as additional consideration for the acquisition of Units in Exchanges, unless otherwise required by law. Subject to Section 3.3(a), the “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year, over the total amount of payments previously made under this Section 3.1 (excluding payments attributable to Interest Amounts); provided that, for the avoidance of doubt, no such recipient shall be required to return any portion of any previously made Tax Benefit Payment. The “Interest Amount” shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing the Corporate Taxpayer Return with respect to Taxes for such Taxable Year until the payment date under Section 3.1(a). The Net Tax Benefit and the Interest Amount shall be determined separately with respect to each Exchange, on a Unit by Unit basis by reference to the resulting Basis Adjustment to the Corporate Taxpayer. Notwithstanding the foregoing, for each Taxable Year ending on or after the date of a Change of Control that occurs after the Closing Date, all Tax Benefit Payments, whether paid with respect to the Units that were Exchanged (i) prior to the date of such Change of Control or (ii) on or after the date of such Change of Control, shall be calculated by utilizing Valuation Assumptions (a), (c) and (d), substituting in each case the terms “the closing date of a Change of Control” for an “Early Termination Date.”

Section 3.2 No Duplicative Payments . It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed in the appropriate manner to ensure such intentions are realized.

Section 3.3 Pro Rata Payments; Coordination of Benefits With Other Tax Receivable Agreements.

(a) Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate Tax benefit of the Corporate Taxpayer with respect to the Basis Adjustments or Imputed Interest, as such terms are defined in this Agreement, is limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income, the Net Tax Benefit for the Corporate Taxpayer shall be allocated among all TRA Parties eligible for payments under this Agreement in proportion to the respective amounts of Net Tax Benefit that would have been allocated to each such TRA Party if the Corporate Taxpayer had sufficient taxable income so that there were no such limitation.

(b) If for any reason (including as contemplated by Section 3.3(a)) the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year, then the Corporate Taxpayer and the TRA Parties agree that no Tax Benefit Payment shall be made in respect of any subsequent Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full.

(c) Any Tax Benefit Payment or Early Termination Payment required to be made by the Corporate Taxpayer to the TRA Parties under this Agreement shall rank senior in right of payment to any principal, interest or other amounts due and payable in respect of any similar agreement (“Other Tax Receivable Obligations”). The effect of any other similar agreement shall not be taken into account in respect of any calculations made hereunder.

Article IV

TERMINATION

Section 4.1 Early Termination and Breach of Agreement.

(a) The Corporate Taxpayer may terminate this Agreement with respect to all amounts payable to the TRA Parties and with respect to all of the Units held by the TRA Parties at any time by paying to each TRA Party the Early Termination Payment in respect of such TRA Party; provided, however, that this Agreement shall only terminate upon the receipt of the Early Termination Payment by all TRA Parties; provided further that the Corporate Taxpayer may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payment by the Corporate Taxpayer, none of the TRA Parties or the Corporate Taxpayer shall have any further payment obligations under this Agreement, other than for any (i) Tax Benefit Payment due and payable that remains outstanding as of the date the Early Termination Notice is delivered and (ii) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clause (ii) is included in the Early Termination Payment). If an Exchange occurs after the Corporate Taxpayer makes all of the required Early Termination Payments, the Corporate Taxpayer shall have no obligations under this Agreement with respect to such Exchange.

(b) In the event that the Corporate Taxpayer (1) breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder or (2)(A) the Corporate Taxpayer commences any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (ii) seeking an appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or it shall make a general assignment for the benefit of creditors or (B) there shall be commenced against the Corporate Taxpayer any case, proceeding or other action of the nature referred to in clause (A) above that remains undismissed or undischarged for a period of sixty (60) days, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach and shall include, but not be limited to, (i) the Early Termination Payments calculated as if an Early Termination Notice had been delivered on the date of a breach, (ii) any Tax Benefit Payment in respect of a TRA Party agreed to by the Corporate Taxpayer and such TRA Party as due and payable but unpaid as of the date of a breach, and (iii) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending with or including the date of a breach; provided, that procedures similar to the procedures of Section 4.2 shall apply with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this sentence. Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches this Agreement, each TRA Party shall be entitled to elect to receive the amounts set forth in clauses (i), (ii) and (iii) above or to seek specific performance of the terms hereof. The parties agree that the failure to make any payment due pursuant to this Agreement within three months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, it shall not be a breach of this Agreement if the Corporate Taxpayer fails to make any Tax Benefit Payment when due to the extent that the Corporate Taxpayer has insufficient funds to make such payment in the Corporate Taxpayer’s sole judgment exercised in good faith; provided that the interest provisions of Section 5.2 shall apply to such late payment.

(c) In the event of a Change of Control, then all obligations hereunder with respect to any Exchanges occurring prior to such Change of Control shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such Change of Control and shall include (1) the Early Termination Payments calculated with respect to such prior Exchanges as if the Early Termination Date is the date of such Change of Control, (2) any Tax Benefit Payment due and payable and that remains unpaid as of the date of such Change of Control, and (3) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending with or including the date of such Change of Control. In the event of a Change of Control, any Early Termination Payment described in the preceding sentence shall be calculated utilizing Valuation Assumptions (1), (2), (3) and (4), substituting in each case the terms “date of a Change of Control” for an “Early Termination Date.” Any Exchanges with respect to which a payment has been made under this Section 4.1(c) shall be excluded in calculating any future Tax Benefit Payments, or Early Termination Payments, and this Agreement shall have no further application to such Exchanges.

Section 4.2 Early Termination Notice. If the Corporate Taxpayer chooses to exercise its right of early termination under Section 4.1 above, the Corporate Taxpayer shall deliver to each TRA Party a notice (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying the Corporate Taxpayer’s intention to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment(s) due for each TRA Party. Each Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which all TRA Parties are treated as having received such Schedule or amendment thereto under Section 7.1 unless, prior to such thirtieth calendar day, the TRA Party Representative (a) provides the Corporate Taxpayer with notice of a material objection to such Schedule made in good faith (“Material Objection Notice”) or (b) provides a written waiver of such right of a Material Objection Notice, in which case such Schedule will become binding on the date the waiver is received by the Corporate Taxpayer (the “Early Termination Effective Date”). If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of the Material Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the Reconciliation Procedures in which case such Schedule shall become binding ten (10) calendar days after the conclusion of the Reconciliation Procedures.

Section 4.3 Payment upon Early Termination.

(a) Within three (3) calendar days after the Early Termination Effective Date, the Corporate Taxpayer shall pay to each TRA Party an amount equal to the Early Termination Payment in respect of such TRA Party. Ninety-five percent (95%) of such payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by each TRA Party or as otherwise agreed by the Corporate Taxpayer and such TRA Party. Pursuant to the Engagement Letter and in fulfillment of its obligations thereunder, each TRA Party hereby irrevocably directs the Corporate Taxpayer to, and the Corporate Taxpayer shall, pay on behalf of such TRA Party the remaining five percent (5%) of such payment by wire transfer of immediately available funds to the bank account previously designated by the Company Financial Advisor to the Corporate Taxpayer or as otherwise agreed by the Corporate Taxpayer and the Company Financial Advisor.

(b) “Early Termination Payment” in respect of a TRA Party shall equal the present value, discounted at the Early Termination Rate as of the applicable Early Termination Effective Date, of all Tax Benefit Payments in respect of such TRA Party that would be required to be paid by the Corporate Taxpayer beginning from the Early Termination Date and assuming that (i) the Valuation Assumptions in respect of such TRA Party are applied (ii) for each Taxable Year, the Tax Benefit Payment is paid ninety-five (95) calendar days after the due date, assuming an extension, of the U.S. federal income tax return of the Corporate Taxpayer and (iii) for purposes of calculating the Early Termination Rate, LIBOR shall be LIBOR as of the date of the Early Termination Notice.

Section 4.4 Scheduled Termination. No Tax Benefit Payment shall accrue, or shall become due or payable with respect to any Exchange, after the 40th anniversary (the “Scheduled Termination Date”) of the effective date of such Exchange. For avoidance of doubt, this Agreement shall continue to be in effect in periods after the Scheduled Termination Date with respect to Tax Benefit Payments that arise on or before such date, or any adjustment thereto, and shall terminate upon such time as all Tax Benefit Payments due and payable hereunder have been paid and the Determinations have been made with respect to all such payments.

Article V

SUBORDINATION AND LATE PAYMENTS

Section 5.1 Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by the Corporate Taxpayer to the TRA Parties under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of the Corporate Taxpayer and its Subsidiaries (“Senior Obligations”), shall rank senior in right of payment to any principal, interest or other amounts due and payable in respect of any Other Tax Receivable Obligation, and shall rank pari passu with all current or future unsecured obligations of the Corporate Taxpayer that are not Senior Obligations or Other Tax Receivable Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of TRA Parties and the Corporate Taxpayer shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations.

Section 5.2 Late Payments by the Corporate Taxpayer. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the TRA Parties when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment or Early Termination Payment was due and payable.

Article VI

NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.1 Participation in the Corporate Taxpayer’s and OpCo’s Tax Matters. Except as otherwise provided herein, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and OpCo, including the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer shall notify the TRA Party Representative of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the Corporate Taxpayer and OpCo by a Taxing Authority the outcome of which is reasonably expected to affect the rights and obligations of a TRA Party under this Agreement, and shall provide to the TRA Party Representative reasonable opportunity to provide information and other input to the Corporate Taxpayer, OpCo and their respective advisors concerning the conduct of any such portion of such audit; provided, however, that the Corporate Taxpayer and OpCo shall not be required to take any action that is inconsistent with any provision of the LLC Agreement.

Section 6.2 Consistency. The Corporate Taxpayer and the TRA Parties agree to report and cause to be reported for all purposes, including federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including the Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that specified by the Corporate Taxpayer in any Schedule required to be provided by or on behalf of the Corporate Taxpayer under this Agreement unless otherwise required by law.

Section 6.3 Cooperation. Each of the TRA Parties shall (a) furnish to the Corporate Taxpayer in a timely manner such information, documents and other materials as the Corporate Taxpayer may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the Corporate Taxpayer and its representatives to provide explanations of documents and materials and such other information as the Corporate Taxpayer or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and the Corporate Taxpayer shall reimburse each such TRA Party for any reasonable third-party costs and expenses incurred pursuant to this Section.

Article VII

MISCELLANEOUS

Section 7.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (a) on the date of delivery if delivered personally, or by facsimile or email with confirmation of transmission by the transmitting equipment or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Corporate Taxpayer, to:

Repay Holdings Corporation

3 West Paces Ferry Road, Suite 200

Atlanta, Georgia 30305

Attention:    John A. Morris, CEO

Telephone: (404) 504-7474

Email:         jmorris@repayonline.com

with a copy (which shall not constitute notice to the Corporate Taxpayer) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:    Maripat Alpuche

Telephone: (212) 455-3971

Email:         malpuche@stblaw.com

If to the TRA Parties, to:

[•]

The address, fax number and email address set forth in the records of OpCo.

Any party may change its address, fax number or email by giving the other party written notice of its new address, fax number or email in the manner set forth above.

Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3 Entire Agreement; Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Corporate Taxpayer and the TRA Parties hereby agree that the Company Financial Advisor is an express third-party beneficiary of the third sentence of Section 3.1(a) and the third sentence of Section 4.3(a).

Section 7.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6 Successors; Assignment; Amendments; Waivers.

(a) Each TRA Party may assign any of its rights under this Agreement to any Person as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Corporate Taxpayer (the “Joinder Requirement”), agreeing to become a TRA Party for all purposes of this Agreement, including with respect to the obligations to the Company Financial Advisor under Sections 3.1(a) and 4.3(a) hereof pursuant to the Engagement Letter; provided, however, that to the extent any TRA Party sells, exchanges, distributes, or otherwise transfers Units to any Person (other than the Corporate Taxpayer or the OpCo) in accordance with the terms of the Exchange Agreement and/or LLC Agreement, such TRA Party shall have the option to assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units; provided, further, that such transferee has satisfied the Joinder Requirement. For the avoidance of doubt, if a TRA Party transfers Units in accordance with the terms of the Exchange Agreement and/or LLC Agreement but does not assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, such TRA Party shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Units (subject to the payments required to be made to the Company Financial Advisor under Sections 3.1(a) and 4.3(a) hereof pursuant to the Engagement Letter) and such transferee may not enforce the provisions of this Agreement. Notwithstanding any other provision of this Agreement, an assignee of only rights to receive a Tax Benefit Payment in connection with an Exchange has no rights under this Agreement other than to enforce its right to receive a Tax Benefit Payment pursuant to this Agreement.

(b) No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporate Taxpayer and by the TRA Party Representative and no provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective (or, in the case of a waiver by all TRA Parties, signed by the TRA Party Representative); provided that no such amendment or waiver shall be effective if such amendment or waiver will have a disproportionate and adverse effect on the payments certain TRA Parties will or may receive under this Agreement unless such amendment or waiver is consented in writing by the TRA Parties disproportionately and adversely affected who would be entitled to receive at least majority of the total amount of the Early Termination Payments payable to all TRA Parties disproportionately and adversely affected hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment or waiver (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange).

(c) All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place.

Section 7.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8 Resolution of Disputes.

(a) Any and all disputes which are not governed by Section 7.9 and cannot be settled amicably, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or nonperformance of this Agreement (including the validity, scope and enforceability of this arbitration provision) (each a “Dispute”) shall be finally settled by arbitration conducted by a single arbitrator in New York in accordance with the then-existing Rules of the American Arbitration Association. If the parties to the Dispute fail to agree on the selection of an arbitrator within ten (10) calendar days of the receipt of the request for arbitration, the American Arbitration Association shall make the appointment. The arbitrator shall be a lawyer admitted to the practice of law in the State of New York and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.

(b) Notwithstanding the provisions of paragraph (a) of this Section 7.8, any party hereto may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each party hereto (i) expressly consents to the application of paragraph (c) of this Section 7.8 to any such action or proceeding and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate.

(c)     (i) EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF COURTS LOCATED IN NEW YORK, NEW YORK FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF THIS SECTION 7.8, OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the fora designated by this paragraph (c) have a reasonable relation to this Agreement, and to the parties’ relationship with one another.

(ii) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in the preceding paragraph of this Section 7.8 and such parties agree not to plead or claim the same.

Section 7.9 Reconciliation. In the event that the Corporate Taxpayer and the TRA Party Representative are unable to resolve a disagreement with respect to the matters (x) governed by Sections 2.3 and 4.2 or (y) described in the definition of “LIBOR” within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless the Corporate Taxpayer and the TRA Party Representative agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer or the TRA Party Representative or other actual or potential conflict of interest. If the Corporate Taxpayer and the TRA Party Representative are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the Exchange Basis Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporate Taxpayer except as provided in the next sentence. The Corporate Taxpayer and the TRA Party Representative shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the TRA Party Representative’s position, in which case the Corporate Taxpayer shall reimburse the TRA Party Representative for any reasonable out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts the Corporate Taxpayer’s position, in which case the TRA Party Representative shall reimburse the Corporate Taxpayer for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporate Taxpayer and each of the TRA Parties and may be entered and enforced in any court having jurisdiction.

Section 7.10 Withholding. The Corporate Taxpayer shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Corporate Taxpayer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporate Taxpayer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. Each TRA Party shall promptly provide the Corporate Taxpayer with any applicable tax forms and certifications reasonably requested by the Corporate Taxpayer in connection with determining whether any such deductions and withholdings are required under the Code or any provision of state, local or foreign tax law.

Section 7.11 Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporate Taxpayer is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income tax return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state or local law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If any entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers one or more assets to a corporation (or a Person classified as a corporation for United States federal income tax purposes) with which such entity does not file a consolidated tax return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment (e.g., calculating the gross income of the entity and determining the Realized Tax Benefit of such entity) due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received by such entity shall be equal to the gross fair market value of the transferred asset. For purposes of this Section 7.11(b), a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership allocated to such partner. If any member of a group described in Section 7.11(a) that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder deconsolidates from the group (or the Corporate Taxpayer deconsolidated from the group), then the Corporate Taxpayer shall cause such member (or the parent of the consolidated group in a case where the Corporate Taxpayer deconsolidates from the group) to assume the obligation to make Tax Benefit Payments in a manner consistent with the terms of its Agreement as the member actually realizes such Tax Benefits. If a member of a group described in Section 7.11(a) assumes an obligation to make Tax Benefit Payments hereunder, then the initial obligor is relieved of the obligation assumed

Section 7.12 Confidentiality.

(a) Each TRA Party and each of their assignees acknowledges and agrees that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such person shall keep and retain in confidence in accordance with this Agreement, and not disclose to any Person, any confidential matters acquired pursuant to this Agreement of the Corporate Taxpayer and its Affiliates and successors, concerning OpCo and its Affiliates and successors or the Members, learned by the TRA Party heretofore or hereafter. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of the TRA Party in violation of this Agreement) or is generally known to the business community, (ii) the disclosure of information to the extent necessary for the TRA Party to assert its rights hereunder or defend itself in connection with any action or proceeding arising out of, or relating to, this Agreement, (iii) any information that was in the possession of, or becomes available to, the TRA Party from a source other than the Corporate Taxpayer, its Affiliates or its or their respective representatives (provided that such source is not known by the TRA Party to be bound by a legal, contractual or fiduciary confidentiality obligation not to disclose such information) and (iv) the disclosure of information to the extent necessary for the TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any governmental or taxing authority or to prosecute or defend any action, proceeding or audit by any governmental or taxing authority with respect to such returns. Notwithstanding anything to the contrary herein, each TRA Party and each of their assignees (and each employee, representative or other agent of the TRA Party or its assignees, as applicable) may disclose to any and all Persons the tax treatment and tax structure of the Corporate Taxpayer, OpCo and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the TRA Party relating to such tax treatment and tax structure.

(b) If a TRA Party or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, the Corporate Taxpayer shall have the right and remedy to seek to have the provisions of this

Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.13 Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Party reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by the TRA Party upon any Exchange by such TRA Party to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for United States federal income tax purposes or would have other material adverse tax consequences to such TRA Party, then at the election of such TRA Party and to the extent specified by such TRA Party, this Agreement (i) shall cease to have further effect with respect to such TRA Party, (ii) shall not apply to an Exchange by such TRA Party occurring after a date specified by such TRA Party, or (iii) shall otherwise be amended in a manner determined by such TRA Party; provided that such amendment shall not result in an increase in payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

Section 7.14 LLC Agreement. This Agreement shall be treated as part of the partnership agreement of OpCo as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations.

Section 7.15 Independent Nature of TRA Parties’ Rights and Obligations. The obligations of each TRA Party hereunder are several and not joint with the obligations of any other TRA Party, and no TRA Party shall be responsible in any way for the performance of the obligations of any other TRA Party hereunder. The decision of each TRA Party to enter into this Agreement has been made by such TRA Party independently of any other TRA Party. Nothing contained herein, and no action taken by any TRA Party pursuant hereto, shall be deemed to constitute the TRA Parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby and the Corporate Taxpayer acknowledges that the TRA Parties are not acting in concert or as a group, and the Corporate Taxpayer will not assert any such claim, with respect to such obligations or the transactions contemplated hereby.

Section 7.16 TRA Party Representative.

(a) Without further action of any of the Corporate Taxpayer, the TRA Party Representative or any TRA Party, and as partial consideration in respect of the benefits conferred by this Agreement, the TRA Party Representative is hereby irrevocably constituted and appointed as the TRA Party Representative, with full power of substitution, to take any and all actions and make any decisions required or permitted to be taken by the TRA Party Representative under this Agreement.

(b) If at any time the TRA Party Representative shall incur out of pocket expenses in connection with the exercise of its duties hereunder, upon written notice to the Corporate Taxpayer from the TRA Party Representative of documented costs and expenses (including fees and disbursements of counsel and accountants) incurred by the TRA Party Representative in connection with the performance of its rights or obligations under this Agreement and the taking of any and all actions in connection therewith, the Corporate Taxpayer shall reduce the future payments (if any) due to the TRA Parties hereunder pro rata by the amount of such expenses which it shall instead remit directly to the TRA Party Representative. In connection with the performance of its rights and obligations under this Agreement and the taking of any and all actions in connection therewith, the TRA Party Representative shall not be required to expend any of its own funds (though, for the avoidance of doubt but without limiting the provisions of this Section 7.16(b), it may do so at any time and from time to time in its sole discretion).

(c) The TRA Party Representative shall not be liable to any TRA Party for any act of the TRA Party Representative arising out of or in connection with the acceptance or administration of its duties under this Agreement, except to the extent any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such TRA Party as a proximate result of the bad faith or willful misconduct of the TRA Party Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith judgment). The TRA Party Representative shall not be liable for, and shall be indemnified by the TRA Parties (on a several but not joint basis) for, any liability, loss, damage, penalty or fine incurred by the TRA Party Representative (and any cost or expense incurred by the TRA Party Representative in connection therewith and herewith and not previously reimbursed pursuant to subsection (b) above) arising out of or in connection with the acceptance or administration of its duties under this Agreement, and such liability, loss, damage, penalty, fine, cost or expense shall be treated as an expense subject to reimbursement pursuant to the provisions of subsection (b) above, except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the proximate result of the bad faith or willful misconduct of the TRA Party Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith judgment); provided, however, in no event shall any TRA Party be obligated to indemnify the TRA Party Representative hereunder for any liability, loss, damage, penalty, fine, cost or expense to the extent (and only to the extent) that the aggregate amount of all liabilities, losses, damages, penalties, fines, costs and expenses indemnified by such TRA Party hereunder is or would be in excess of the aggregate payments under this Agreement actually remitted to such TRA Party.

(d) Subject to Section 7.6(b), a decision, act, consent or instruction of the TRA Party Representative shall constitute a decision of all TRA Parties and shall be final, binding and conclusive upon each TRA Party, and the Corporate Taxpayer may rely upon any decision, act, consent or instruction of the TRA Party Representative as being the decision, act, consent or instruction of each TRA Party. The Corporate Taxpayer is hereby relieved from any liability to any person for any acts done by the Corporate Taxpayer in accordance with any such decision, act, consent or instruction of the TRA Party Representative.

[The remainder of this page is intentionally blank]

IN WITNESS WHEREOF, the Corporate Taxpayer, the TRA Party Representative and each TRA Party have duly executed this Agreement as of the date first written above.

REPAY HOLDINGS CORPORATION
By:
Name:
Title:
CC PAYMENT HOLDINGS, L.L.C.
By:
Name:
Title:

[Signature Page to Tax Receivable Agreement]

TRA PARTIES

Name:

Name:

Name:

Name:

Name:

[Signature Page to Tax Receivable Agreement]

Annex F

Resolutions Amending Memorandum and Articles of Association
of Thunder Bridge Acquisition, Ltd.

1.     AMENDING ARTICLES

1.1     It is resolved as a special resolution that Articles 49.2(b) and 49.3 of the Articles of Association of the Company be replaced in their entirety with new Articles 49.2(b) and 49.3 as follows (the “Resolutions”):

“49.2(b) provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund (net of taxes payable), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets (without regard to any assets or liabilities of the target business) to be less than US$5,000,001 immediately prior to the consummation of any Business Combination and after giving effect to any redemption of Shares in connection with such Business Combination.”

“49.3 At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the Shares voted are voted for the approval of a Business Combination, the Company shall be authorised to consummate a Business Combination, provided that the Company shall not consummate any Business Combination unless the Company, without regard to any assets or liabilities of the target business, has net tangible assets of at least US$5,000,001 upon immediately prior to such consummation of a Business Combination and after giving effect to any redemption of Shares in connection with such Business Combination, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to a Business Combination.”

F-1

Annex G

AMENDMENT OF
WARRANT AGREEMENT

THIS AMENDMENT OF WARRANT AGREEMENT (this “Agreement”), made as of _________, 2019, is by and among Thunder Bridge Acquisition, Ltd., a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of June 18, 2018 and filed with the United States Securities and Exchange Commission on June 22, 2018 (the “Existing Warrant Agreement”), pursuant to which the Company has issued 25,800,000 warrants (the “Public Warrants”) in its initial public offering and 8,830,000 private placement warrants (collectively, the “Warrants”), each representing the right to purchase one Class A ordinary share, par value $0.0001, of the Company (“Ordinary Shares”); and

WHEREAS, the terms of the Warrants are governed by the Existing Warrant Agreement and capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement; and

WHEREAS, effective as of January 21, 2019, the Company, TB Acquisition Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Thunder Bridge (“Merger Sub”), Hawk Parent Holdings, LLC, a Delaware limited liability company (“Repay”), and CC Payment Holdings L.L.C., solely in its capacity as the securityholder representative, entered into a Second Amended and Restated Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”); and

WHEREAS, the Merger Agreement provides, among other things, (i) that the Company will domesticate from a Cayman Islands exempted company to a Delaware corporation (the “Domestication”) and (ii) Merger Sub will merge with and into Repay with Repay continuing as the surviving entity and a subsidiary of the Company (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Transactions”), and pursuant to which, (A) each Ordinary Share issued and outstanding immediately prior to the Domestication shall remain outstanding and shall be automatically converted into one validly issued, fully paid and non-assessable Surviving Pubco Class A Share (as defined in the Merger Agreement), and (B) each Warrant that is outstanding immediately prior to the Domestication, shall represent the right to acquire Surviving Pubco Class A Shares, on the same contractual terms and conditions as were in effect immediately prior to the Domestication, under the terms of the Existing Warrant Agreement as amended by this Agreement;

WHEREAS, upon consummation of the Domestication, as provided in Section 4.4 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for Ordinary Shares but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for a number of Surviving Pubco Class A Shares equal to the number of Ordinary Shares for which the Warrants were exercisable immediately prior to the Domestication (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby); and

WHEREAS, the Board of Directors of the Company has determined that the consummation of the Transactions will constitute a Business Combination (as defined in Section 3.2 of the Existing Warrant Agreement); and

WHEREAS, it is a condition to the closing of the Transactions, among other things, the Parent Warrantholders’ Approval (as defined in the Merger Agreement) has been obtained; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Existing Warrant Agreement may be amended with the vote or written consent of the registered holders of 65% of the then outstanding Public Warrants.

WHEREAS, at the Parent Warrantholder Meeting (as defined in the Merger Agreement), holders of at least 65% of the Public Warrants approved that, immediately prior to the Domestication, each Warrant shall become exercisable for one-quarter of one Ordinary Share with an exercise price of $2.875 per one-quarter share ($11.50 per whole share) and each holder of a Warrant shall receive a special distribution of $1.50 per Warrant; and

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Amendment of Existing Warrant Agreement. The Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 1, effective as of the Effective Time.

1.2 Private Placement Warrants, Working Capital Warrants and Forward Purchase Warrants. Section 2.5 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“2.5 Private Placement Warrants, Working Capital Warrants and Forward Purchase Warrants. The Private Placement Warrants, the Working Capital Warrants and the Forward Purchase Warrants shall be identical to the Public Warrants, except that so long as they are held by the Sponsor, Cantor, Monroe or any of their Permitted Transferees (as defined below), as applicable, the Private Placement Warrants, the Working Capital Warrants and the Forward Purchase Warrants and any Ordinary Shares held by the Sponsor, Cantor, Monroe or any of their Permitted Transferees, as applicable, and issued upon exercise of the Private Placement Warrants, the Working Capital Warrants and the Forward Purchase Warrants, may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination (as defined below) other than:

(a) to the Company’s, Cantor’s or Monroe’s officers or directors, any affiliates or family members of any of Cantor, Monroe or the Company’s officers or directors, any members of Cantor, Monroe or the Sponsor, or any affiliates of Cantor, Monroe or the Sponsor;

(b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;

(c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(d) in the case of an individual, pursuant to a qualified domestic relations order;

(e) by private sales or transfers made with any forward purchase agreement or similar arrangement or in connection with the consummation of the Company’s Business Combination at prices no greater than the price at which the Warrants were originally purchased;

(f) in the event of the Company’s, Monroe’s or Cantor’s liquidation prior to consummation of the Company’s initial Business Combination;

(g) in the event that, subsequent to the consummation of the Company’s initial Business Combination, the Company consummates a merger, share exchange, reorganization or other similar transaction that results in all of the holders of the Company’s equity securities issued in the Offering having the right to exchange their Ordinary Shares for cash, securities or other property; or

(h) by virtue of the laws of the Cayman Islands or the Sponsor’s operating agreement upon dissolution of the Sponsor or Cantor’s organizational documents upon dissolution of Cantor;

provided, however, that, in the case of clauses (a) through (e) or (h), these transferees (the “Permitted Transferees”) must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement.”

1.2 Warrant Price. Section 3.1 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“3.1 Warrant Price. Each Warrant shall, when countersigned by the Warrant Agent, entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company one-quarter of the number of Ordinary Shares stated therein, at the price of $2.875 per one-quarter share ($11.50 per whole share), subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1; provided however, that a Warrant may not be exercised for a fractional share, so that only a multiple of four Warrants may be exercised at a given time. The term “Warrant Price” as used in this Agreement shall mean the price per one-quarter share at which Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days, provided, that the Company shall provide at least twenty (20) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be identical among all of the Warrants.”

1.3 Duration of Warrants. Section 3.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the later of the date that is: (i) thirty (30) days after the first date on which the Company completes a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses (a “Business Combination”), or (ii) twelve (12) months from the date of the closing of the Offering, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company in accordance with the Company’s amended and restated memorandum and articles of association, as amended from time to time, if the Company fails to complete a Business Combination, or (z) the Redemption Date (as defined below) as provided in Section 6.2 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below with respect to an effective registration statement. Except with respect to the right to receive the Redemption Price (as defined below) in the event of a redemption (as set forth in Section 6 hereof), each outstanding Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.”

1.4 Exercise of Warrants. Section 3.3.1(c) of the Existing Warrant Agreement is hereby deleted.

1.5 Exclusion of Private Placement Warrants, the Working Capital Warrants and the Forward Purchase Warrants; Mandatory Cash Distribution. Section 6.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“6.4 Mandatory Cash Distribution. Notwithstanding anything contained in this Agreement to the contrary, at the Effective Time (as defined in the Merger Agreement), each Warrant issued and outstanding immediately prior to the Effective Time shall, automatically and without any action by the Registered Holder thereof, be entitled to receive a cash distribution payable by or at the direction of the Company as soon as reasonably practicable following the Effective Time, upon receipt of any documents as may reasonably be required by the Warrant Agent, in the amount of $1.50.”

1.6 Form of Warrant Certificate. The second and third paragraphs of Exhibit A to the Existing Warrant Agreement are hereby deleted and replaced with the following:

“Each Warrant is initially exercisable for one-quarter of one fully paid and non-assessable Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company will, upon exercise, round down to the nearest whole number. The number of Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Exercise Price per Ordinary Share for any Warrant is equal to $2.875 per one-quarter share ($11.50 per whole share); provided however, that a Warrant may not be exercised for a fractional share, so that only a multiple of four Warrants may be exercised at a given time. The Exercise Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.”

2. Miscellaneous Provisions.

2.1 Effectiveness of Warrant. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Transactions and shall automatically be terminated and shall be null and void if the Merger Agreement shall be terminated for any reason.

2.2 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

2.3 Applicable Law. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2.4 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

2.5 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

2.6 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.7 Entire Agreement. The Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

THUNDER BRIDGE ACQUISITION, LTD.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Signature Page to Amendment of Warrant Agreement]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, civil fraud or the consequences of committing a crime. Following the Business Combination, the Certificate of Incorporation and Bylaws will provide for indemnification of its officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default. Thunder Bridge has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Thunder Bridge against its obligations to indemnify its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Thunder Bridge pursuant to the foregoing provisions, Thunder Bridge has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1†*

Amended and Restated Agreement and Plan of Merger, dated effective January 21, 2019, by and among Thunder Bridge, Merger Sub, Repay, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on January 22, 2019).

2.2†*

First Amendment to Agreement and Plan of Merger dated February 11, 2019, by and among Thunder Bridge, Merger Sub, Repay, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on February 12, 2019).

2.3†*

Second Amendment to Agreement and Plan of Merger dated May 9, 2019, by and among Thunder Bridge, Merger Sub, Repay, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on May 9, 2019) and also included as Annex B to the proxy statement/prospectus.

3.1	Memorandum and Articles of Association of Thunder Bridge (incorporated by reference to Exhibit 3.1 of Thunder Bridge’s Form 8-K (001-38531), filed with the SEC on June 22, 2018).
3.2*	Form of Certificate of Incorporation of the Company, to become effective upon the Domestication (included as Annex A to the proxy statement/prospectus).
3.3*	Form of Bylaws of the Company, to become effective upon the Domestication.
3.4*	Resolutions amending the Memorandum and Articles of Association of Thunder Bridge (included as Annex F to the proxy statement/prospectus)
4.1	Specimen Unit certificate of the Thunder Bridge (incorporated by reference to Exhibit 4.1 of Thunder Bridge’s Form S-1 (File No. 333-224581), filed with the SEC on June 8, 2018).
4.2	Specimen Class A ordinary share certificate of Thunder Bridge (incorporated by reference to Exhibit 4.2 of Thunder Bridge’s Form S-1 (File No. 333-224581), filed with the SEC on June 8, 2018).
4.3	Specimen Warrant certificate of Thunder Bridge (incorporated by reference to Exhibit 4.3 of Thunder Bridge’s Form S-1 (File No. 333-224581), filed with the SEC on June 8, 2018).
4.4

Warrant Agreement, dated June 18, 2018, between Thunder Bridge and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on June 22, 2018).

4.5*	Form of Amendment of Warrant Agreement between Thunder Bridge and Continental Stock Transfer & Trust Company (included as Annex G to the proxy statement/prospectus).
5.1*	Opinion of Ellenoff Grossman & Schole LLP.

Exhibit No.	Description
8.1***	Tax Opinion of Ellenoff Grossman & Schole LLP.
10.1

Insider Letter Agreement, dated June 18, 2018, by and among Thunder Bridge, its officers, directors and Thunder Bridge Acquisition LLC (incorporated by reference to Exhibit 10.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on June 22, 2018).

10.2

Investment Management Trust Account Agreement, dated June 18, 2018, between Thunder Bridge and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.3 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on June 22, 2018).

10.3

Registration Rights Agreement, dated June 18, 2018, between Thunder Bridge, Thunder Bridge Acquisition LLC and the holders party thereto (incorporated by reference to Exhibit 10.4 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on June 22, 2018).

10.4

Securities Subscription Agreement, dated September 20, 2017, between Thunder Bridge and Thunder Bridge Acquisition LLC (incorporated by reference to Exhibit 10.5 of Thunder Bridge’s Form S-1 (File No. 333-224581), filed with the SEC on May 1, 2018).

10.5

Amended and Restated Private Placement Warrants Purchase Agreement between Thunder Bridge and Thunder Bridge Acquisition LLC (incorporated by reference to Exhibit 10.5 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on June 22, 2018).

10.6

Amended and Restated Private Placement Warrants Purchase Agreement between Thunder Bridge and Cantor Fitzgerald & Co (incorporated by reference to Exhibit 10.6 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on June 22, 2018).

10.7	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.7 of Thunder Bridge’s Form S-1 (File No. 333-224581), filed with the SEC on June 8, 2018).
10.8

Administrative Services Agreement, dated June 18, 2018, between Thunder Bridge and First Capital Group LLC (incorporated by reference to Exhibit 10.2 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on June 22, 2018).

10.9

Contingent Forward Purchase Contract by and among the Registrant and Monroe Capital LLC (incorporated by reference to Exhibit 10.10 of Amendment No. 3 to Thunder Bridge’s Registration Statement on Form S-1 (File No. 333-224581), filed with the SEC on May 24, 2018).

10.10

Form of Exchange Agreement by and among the Company, Repay and the other parties thereto (incorporated by reference to Exhibit 10.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on January 22, 2019, and also included as Annex D to the proxy statement/prospectus).

10.11**	Form of Tax Receivable Agreement by and among the Company and the other parties thereto.
10.12

Company Sponsor Support Agreement, dated as of January 21, 2019, by Corsair (incorporated by reference to Exhibit 10.4 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on January 22, 2019).

10.13

Parent Sponsor Director Support Agreement, dated as of May 29, 2019, by Paul R. Garcia (incorporated by reference to Exhibit 10.2 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on May 29, 2019).

10.14*	Parent Sponsor Director Support Agreement, dated as of January 21, 2019, by Peter J. Kight.
10.15*	Corsair Director Support Agreement, dated as of January 21, 2019, by Jeremy Schein.
10.16

Corsair Director Support Agreement, dated as of May 9, 2019, by Richard E. Thornburgh (incorporated by reference to Exhibit 10.3 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on May 9, 2019).

10.17*	Company Equity Holder Support Agreement, dated as of January 21, 2019, by John A. Morris.
10.18*	Company Equity Holder Support Agreement, dated as of January 21, 2019, by Shaler V. Alias.
10.19

Sponsor Letter Agreement by and among Thunder Bridge, Sponsor and Repay, dated January 21, 2019 (incorporated by reference to Exhibit 10.7 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on January 22, 2019).

10.20*	Form of Registration Rights Agreement by and among the Company and Corsair.
10.21*	Form of First Amendment to Founder Registration Rights Agreement by and among the Company, the Sponsor and Cantor.
10.22**	Form of Second Amended and Restated Limited Liability Company Agreement of Repay.

Exhibit No.	Description
10.23

Waiver Agreement, dated January 21, 2019, by and among Thunder Bridge, Merger Sub and the Sponsor (incorporated by reference to Exhibit 99.3 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on January 22, 2019)

10.24*+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and John Morris.
10.25*+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and Shaler Alias.
10.26*+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and Timothy J. Murphy.
10.27*+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and Jason Kirk.
10.28*+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and Susan Perlmutter.
10.29*+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and Michael F. Jackson.
10.30*+	Repay Holdings Corporation 2019 Omnibus Incentive Plan (included as Annex C to the proxy statement/prospectus).
10.31*	Form of Corsair Stockholders Agreement between the Company and Corsair.
10.32**	Form of Stockholders Agreement between the Company and the Sponsor.
10.33*	Form of Founder Stockholders Agreement between the Company and each of John A. Morris and Shaler V. Alias.
10.34*	Form of Subscription and Distribution Agreement between the Company and Repay.
10.35*	Form of Letter of Transmittal.
10.36

Amendment to Sponsor Letter Agreement by and among Thunder Bridge, Sponsor and Repay, dated May 9, 2019 (incorporated by reference to Exhibit 10.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on May 9, 2019).

10.37

Form of Subscription Agreement between Thunder Bridge and the PIPE Investors, dated May 9, 2019 (incorporated by reference to Exhibit 10.4 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on May 9, 2019).

10.38

Form of Lock-Up Agreement between Sponsor and certain PIPE Investors, dated May 9, 2019 (incorporated by reference to Exhibit 10.5 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on May 9, 2019).

10.39

Second Amendment to Sponsor Letter Agreement by and among Thunder Bridge, Sponsor and Repay, dated May 29, 2019 (incorporated by reference to Exhibit 10.3 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on May 29, 2019).

21.1*	List of Subsidiaries of the Company.
23.1**	Consent of Grant Thornton LLP for Hawk Parent Holdings LLC
23.2**	Consent of Warren Averett, LLC
23.3*	Consent of Stax Inc.
23.4**	Consent of Grant Thornton LLP for Thunder Bridge Acquisition, Ltd.
24.1*	Power of Attorney (contained on the signature page to the initial filing of this registration statement).
99.1**	Form of Proxy Card for Shareholders Meeting
99.2**	Form of Proxy Card for Warrant Holders Meeting
99.3*	Consent of Shaler Alias to be Named as a Director
99.4*	Consent of Jeremy Schein to be Named as a Director
99.5*	Consent of Maryann Goebel to be Named as a Director
99.6*	Consent of Richard E. Thornburgh to be Named as a Director
99.7*	Consent of William Jacobs to be Named as a Director
99.8*	Consent of John Morris to be Named as a Director
99.9**	Consent of Paul R. Garcia to be Named as a Director
99.10*	Consent of Peter J. Kight to be Named as a Director
99.11*	Consent of Robert H. Hartheimer to be Named as a Director

____________

*        Previously filed

**      Filed herewith

***    To be filed in a subsequent amendment

+        Indicates a management or compensatory plan.

†        Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Great Falls, State of Virginia on June 14, 2019.

THUNDER BRIDGE ACQUISITION, LTD.
By:	/s/ Gary A. Simanson
Name:	Gary A. Simanson
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Gary A. Simanson	President, Chief Executive Officer and Director	June 14, 2019
Gary A. Simanson	(Principal Executive Officer)
/s/ William A. Houlihan	Chief Financial Officer	June 14, 2019
William A. Houlihan	(Principal Financial and Accounting Officer)
*	Executive Chairman	June 14, 2019
Peter J. Kight
*	Director	June 14, 2019
Robert H. Hartheimer
*	Director	June 14, 2019
Stewart J. Paperin
*	Director and Chief Sales and Marketing Officer	June 14, 2019
Mary Anne Gillespie
*	Director	June 14, 2019
Allerd D. Stikker
*	Director	June 14, 2019
Ming Shu, PhD.
*By:	/s/ Gary A. Simanson
Gary A. Simanson
Attorney-in-Fact